                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14d-1F/A
      TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                  FORDING INC.
                            (Name of Subject Company)

                                       N/A
      (Translation of Subject Company's name into English (if applicable))

                                     CANADA
        (Jurisdiction of Subject Company's Incorporation or Organization)

                         SHERRITT COAL ACQUISITION INC.
                                    (Bidder)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                     345426
              (CUSIP Number of Class of Securities (if applicable))



     JAMES J. JUNEWICZ, ESQ.                        GEOFFREY CREIGHTON
    MAYER, BROWN, ROWE & MAW                             TORYS LLP
      190 S. LASALLE STREET                79 WELLINGTON STREET WEST, SUITE 3000
        CHICAGO, IL 60622                           BOX 270, TD CENTRE
          (312) 701-7032                     TORONTO, ONTARIO, CANADA M5K 1N2
                                                      (416) 865-7344
  (Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidder))

                                OCTOBER 25, 2002
      (Date tender offer first published, sent or given to securityholders)

                            CALCULATION OF FILING FEE
      TRANSACTION VALUATION                       AMOUNT OF FILING FEE
       US$1,062,468,215 (1)                         US$97,748 (2) (3)

(1) The transaction valuation has been calculated pursuant to the instructions to Schedule 14D-1F in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the offer to purchase all of the common shares of Fording Inc., which had, as an average of their high and low prices reported on the Toronto Stock Exchange on December 11, 2002, a value of Cdn.$32.53 (US$20.974) multiplied by 50,656,442 common shares reported outstanding in Fording Inc.'s Report on Form 6-K dated December 9, 2002. For purposes of this calculation, US$1.00 = Cdn.$1.5510, the noon buying rate in New York City as disclosed by the Federal Reserve Bank of New York on December 17, 2002.

(2)  $92 per $1 million of the Transaction Value.

(3) US$35,277 of this fee has been paid pursuant to a filing dated October 28, 2002, as indicated by the offset below. The additional US$62,471 of this fee is being paid herewith.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Schedule 14D-1F filed on October 28, 2002.

                                     PART I
                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

         Document 1:       Notice of Variation to Offer to Purchase and
                           Circular, dated December 16, 2002

         Document 2:       Offer to Purchase and Circular, dated
                           December 16, 2002

         Document 3:       Amended Letter of Transmittal and Election Form

         Document 4:       Amended Notice of Guaranteed Delivery

ITEM 2.  INFORMATIONAL LEGENDS

         See "Notice to Shareholders in the United States" in the Offer to Purchase.

Document 1: Notice of Variation to Offer to Purchase and Circular, dated
            December 16, 2002

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR. NEITHER THE SECURITIES REGULATORY AUTHORITIES IN CANADA NOR THE UNITED STATES HAVE EXPRESSED AN OPINION ABOUT THE SECURITIES OFFERED HEREUNDER AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

                              NOTICE OF VARIATION

                                       by

                        SHERRITT COAL ACQUISITION INC.,
                         a corporation wholly-owned by

                          SHERRITT COAL PARTNERSHIP II

                               in respect of its
                               OFFER TO PURCHASE
                      ALL OF THE OUTSTANDING COMMON SHARES

                                       of

                                  FORDING INC.

                                      for

                                CDN.$35.00 CASH
                             (subject to proration)
                                       OR
               ONE EXCHANGE RIGHT EXCHANGEABLE INTO A TRUST UNIT
                             (subject to proration)
                                       OR
                   A COMBINATION OF CASH AND EXCHANGE RIGHTS
                             (subject to proration)

    Sherritt Coal Acquisition Inc. (the "Offeror" or "SCAI"), a Canadian corporation wholly-owned by Sherritt Coal Partnership II, hereby gives notice that on the date hereof it is varying its offer dated October 25, 2002 (the "Original Offer") pursuant to which it offered to purchase all of the outstanding common shares (the "Shares") of Fording Inc. ("Fording") for $29.00 per Share. The Original Offer is being varied by, among other things:
(i) increasing the cash consideration offered for each Share from $29.00 to $35.00 and making the cash consideration subject to proration, (ii) adding, as options available to Fording Shareholders for the consideration offered for each Share, one exchange right exchangeable into one unit of the Canadian Coal Trust, subject to proration, or a combination of cash and exchange rights, subject to proration, and (iii) adding certain new conditions (the Original Offer as varied and restated, the "Enhanced Offer").

    The Enhanced Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 6, 2003 unless withdrawn or extended.

    IF THE FORDING-TECK COMBINATION IS APPROVED BY FORDING SHAREHOLDERS, THIS ENHANCED OFFER WILL BE TERMINATED.

    Except as otherwise set forth in this Notice of Variation, the information, terms and conditions contained in the Original Offer continue to be applicable in all respects. However, given the additional form of the consideration now available to Shareholders who deposit their Shares under the Enhanced Offer, the Offeror has restated the Original Offer, as varied, for convenience. Accordingly, the Enhanced Offer is made pursuant to the varied and restated offer attached hereto.

                               DECEMBER 16, 2002

Document 2: Offer to Purchase and Circular, dated December 16, 2002

THIS OFFER DOCUMENT VARIES AND RESTATES THE OFFER BY SHERRITT COAL ACQUISITION INC., A CORPORATION WHOLLY-OWNED BY SHERRITT COAL PARTNERSHIP II, DATED OCTOBER 25, 2002.

                        SHERRITT COAL ACQUISITION INC.,
                         a corporation wholly-owned by

                          SHERRITT COAL PARTNERSHIP II

                               OFFER TO PURCHASE
                      ALL OF THE OUTSTANDING COMMON SHARES

                                       of

                                  FORDING INC.

                                      for

                                CDN.$35.00 CASH
                             (subject to proration)
                                       OR
               ONE EXCHANGE RIGHT EXCHANGEABLE INTO A TRUST UNIT
                             (subject to proration)
                                       OR
                   A COMBINATION OF CASH AND EXCHANGE RIGHTS
                             (subject to proration)

    Sherritt Coal Acquisition Inc. (the "Offeror" or "SCAI"), a Canadian corporation wholly-owned by Sherritt Coal Partnership II (the "Partnership"), hereby gives notice that on the date hereof it is varying its offer dated October 25, 2002 (the "Original Offer") pursuant to which it offered to purchase all of the outstanding common shares (the "Shares") of Fording Inc. ("Fording") for $29.00 per Share. The Original Offer is being varied by, among other things:
(i) increasing the cash consideration offered for each Share from $29.00 to $35.00 and making the cash consideration subject to proration, (ii) adding, as options available to shareholders of Fording ("Shareholders") for the consideration offered for each Share, one exchange right ("Exchange Right") exchangeable into one unit ("Unit") of the Canadian Coal Trust (the "Trust"), subject to proration, or a combination of cash and Exchange Rights, subject to proration, and (iii) adding certain new conditions (the Original Offer as varied and restated, the "Enhanced Offer").

    The Enhanced Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 6, 2003, unless withdrawn or extended.

    The $35.00 cash offer represents a premium of approximately 50% to the 20 day average closing price for the Shares on the Toronto Stock Exchange (the "TSX") for the period ending October 18, 2002, the last trading day prior to the announcement of the Offeror's intention to make the Original Offer. The closing price for the Shares on October 18, 2002 was Cdn.$25.99 on the TSX and U.S.$16.50 on the New York Stock Exchange ("NYSE").

    The Exchange Rights are designed to allow Shareholders to convert their interest in Fording into an interest in the Trust. Each Exchange Right will entitle the holder thereof to receive, for no additional consideration, one Unit of the Trust on the Date of Exchange (as defined below).

    THE AGGREGATE MAXIMUM AMOUNT OF CASH AVAILABLE TO SHAREHOLDERS UNDER THE ENHANCED OFFER IS $850 MILLION. THE AGGREGATE MAXIMUM NUMBER OF EXCHANGE RIGHTS AVAILABLE TO SHAREHOLDERS UNDER THE ENHANCED OFFER IS APPROXIMATELY
42,405,000 EXCHANGE RIGHTS. IF EITHER OF THESE LIMITS IS EXCEEDED IN THE ELECTIONS MADE BY SHAREHOLDERS TENDERING THEIR SHARES UNDER THE ENHANCED OFFER, THE AMOUNT OF CASH PAID IN THE CASH OPTION OR COMBINATION OPTION AND THE NUMBER OF EXCHANGE RIGHTS ISSUED AND DISTRIBUTED IN THE EXCHANGE RIGHTS OPTION OR COMBINATION OPTION WILL BE ADJUSTED ON A PRO RATA BASIS. ONTARIO TEACHERS' PENSION PLAN BOARD ("OTPP"), WHOSE SUBSIDIARY IS ONE OF THE PARTNERS IN THE PARTNERSHIP, HAS INDICATED THAT IT WILL ELECT TO RECEIVE EXCHANGE RIGHTS FOR EACH OF THE 3,150,260 SHARES IT HOLDS. IF ALL SHAREHOLDERS (OTHER THAN OTPP) ELECT TO RECEIVE CASH, THEN SUCH SHAREHOLDERS WILL RECEIVE APPROXIMATELY $17.63 IN CASH AND 0.496 OF AN EXCHANGE RIGHT PER SHARE. IF ALL SHAREHOLDERS ELECT TO RECEIVE EXCHANGE RIGHTS, THEN ALL SHAREHOLDERS WILL RECEIVE APPROXIMATELY $6.13 IN CASH AND 0.825 OF AN EXCHANGE RIGHT PER SHARE.

    Fording had proposed to Shareholders that, at a special meeting of Shareholders originally scheduled to be held on December 20, 2002, approval be given to a plan of arrangement pursuant to which Fording and certain of its subsidiaries would be converted into an income trust with the participation of Teck Cominco Limited and Westshore Terminals Income Fund (the "Fording-Teck Combination"). On December 12, 2002, Fording announced that it was postponing the date of this special meeting of Shareholders from December 20, 2002 to January 3, 2003. IF THE FORDING-TECK COMBINATION IS APPROVED, THE CONDITIONS OF THE ENHANCED OFFER WILL NOT HAVE BEEN SATISFIED AND THE ENHANCED OFFER WILL BE TERMINATED.

    The Enhanced Offer is subject to the conditions set forth in Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer", including: (i) THE FORDING-TECK COMBINATION SHALL NOT HAVE BEEN APPROVED BY SHAREHOLDERS;
(ii) there being validly deposited under the Enhanced Offer and not withdrawn at the Expiry Time a number of Shares that, together with the Shares held by the Offeror, the Partnership and wholly-owned subsidiaries of each of Sherritt International Corporation ("Sherritt") and OTPP respectively, which are the two partners (the "Partners") of the Partnership, and their respective affiliates, represents at least 66 2/3% of the outstanding Shares (calculated on a diluted basis); (iii) the receipt of customary regulatory approvals, including under the COMPETITION ACT (Canada); and (iv) the expiration or termination of all waiting periods imposed by the United States HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, as amended, and the regulations thereunder (the "HSR Act"). Subject to the terms and conditions of the Enhanced Offer, the Offeror will take up and pay for the Shares deposited under the Enhanced Offer as soon as practicable after January 6, 2003.

    As at the date of the Enhanced Offer, OTPP, whose subsidiary is one of the Partners, beneficially owns 3,150,260 Shares, representing approximately 6.2% of the outstanding Shares. OTPP has advised the Offeror that it intends to deposit these Shares under the Enhanced Offer and elect to receive Exchange Rights in consideration therefor, subject to proration. OTPP has also advised the Offeror that it intends to vote its Shares against the Fording-Teck Combination.

    The Exchange Rights are securities of Sherritt that will be distributed by the Offeror to Shareholders under the Enhanced Offer. The TSX has conditionally approved the listing of the Exchange Rights. The listing of the Exchange Rights is subject to Sherritt fulfilling all the listing requirements of the TSX on or before March 13, 2003. Sherritt has also applied, on behalf of the Trust, to list the Units to be distributed upon the exchange of the Exchange Rights following the completion of the Enhanced Offer, on the TSX. This listing will be subject to Sherritt fulfilling all the listing requirements of the TSX.

    SHAREHOLDERS WHO WISH TO ACCEPT THE ENHANCED OFFER: (I) SHOULD VOTE AGAINST THE FORDING-TECK COMBINATION, AND (II) MUST PROPERLY COMPLETE AND EXECUTE THE ACCOMPANYING LETTER OF TRANSMITTAL AND ELECTION FORM (PRINTED ON PINK PAPER), or a manually signed facsimile thereof, and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal and Election Form at the offices of CIBC Mellon Trust Company (the "Depositary") or Mellon Investor Services, LLC (the "U.S. Forwarding Agent") at or prior to the Expiry Time. Alternatively, Shareholders who wish to accept the Enhanced Offer and whose certificates are not immediately available may do so by following the procedures for guaranteed delivery set forth in Section 3 of the Enhanced Offer, "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (printed on orange paper).

    Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Enhanced Offer.

    Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt
Burns Inc. have been retained to act as financial advisors to the Offeror. National Bank Financial Inc. and BMO Nesbitt Burns Inc. and their respective U.S. affiliates have been retained to act as dealer managers (the "Dealer Managers"). In addition, National Bank Financial Inc. and BMO Nesbitt
Burns Inc. have also been retained to form a soliciting dealer group to solicit acceptances of the Enhanced Offer in Canada. The Offeror will pay the soliciting dealers certain fees, as described in Section 24 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group". No fee or commission will be payable by any Shareholder who transmits his or her Shares directly to the Depositary or the U.S. Forwarding Agent or who avails himself or herself of the facilities of a soliciting dealer to accept the Enhanced Offer. The Offeror has also retained Innisfree M&A Incorporated to act as information agent
(the "Information Agent"), to provide a resource for information for Shareholders, particularly those resident in the United States. Peters & Co. Limited has been advising the Partnership and the Offeror in respect of certain strategic matters related to the Enhanced Offer.

    Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent and additional copies of this document, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may be obtained, without charge, on request from those persons at their respective offices and phone numbers shown on the last page of this document.

    THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE ENHANCED OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. FURTHER, NO SECURITIES WILL BE DELIVERED TO SHAREHOLDERS IN ANY JURISDICTION IN WHICH DELIVERY THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. HOWEVER, THE OFFEROR OR ITS AGENTS MAY, IN THEIR SOLE DISCRETION, TAKE SUCH ACTION AS THEY MAY DEEM NECESSARY TO EXTEND THE ENHANCED OFFER OR MAKE DELIVERY OF SECURITIES TO SHAREHOLDERS IN SUCH JURISDICTION. IN ANY JURISDICTION WHERE U.S. STATE SECURITIES LAWS OR OTHER LAWS REQUIRE THIS ENHANCED OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THIS ENHANCED OFFER SHALL BE DEEMED TO BE MADE ON OUR BEHALF BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF THE RELEVANT JURISDICTION.

    ALL DOLLAR REFERENCES IN THE ENHANCED OFFER AND CIRCULAR ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED. ON DECEMBER 13, 2002, THE INVERSE OF THE NOON BUYING RATE OF EXCHANGE, AS REPORTED BY THE BANK OF CANADA, WAS CDN.$1.00 = U.S.$0.6409.

    FOR A DISCUSSION OF THE RISK FACTORS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE RIGHTS OFFERED UNDER THE ENHANCED OFFER AND, ULTIMATELY, THE UNITS, SEE "RISK FACTORS" IN EACH OF APPENDIX A AND APPENDIX B TO THE CIRCULAR.

            THE CANADIAN DEALER MANAGERS FOR THE ENHANCED OFFER ARE:

National Bank Financial Inc.                              BMO Nesbitt Burns Inc.

                THE INFORMATION AGENT FOR THE ENHANCED OFFER IS:

                           Innisfree M&A Incorporated

December 16, 2002

                             NOTICE TO SHAREHOLDERS
                              IN THE UNITED STATES

    This offering is made for the securities of a Canadian issuer by Canadian issuers that are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this document in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, have been prepared in accordance with Canadian generally accepted accounting principles, and Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

    Shareholders should be aware that the exchange of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See Section 19 and Section 20 of the Circular, and the sections entitled "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" in Appendix A to the Circular.

    The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that each of the Offeror and Sherritt is incorporated, and the Canadian Coal Trust is established, under the laws of Canada, that some or all of the officers and directors of the Offeror and Sherritt and the Trustees of the Canadian Coal Trust are residents of a foreign country, that some or all of the Dealer Managers or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of said persons may be located outside the United States.

    NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED PURSUANT TO THE ENHANCED OFFER OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

    Shareholders should be aware that, while the Enhanced Offer is outstanding, the Offeror and its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

    THE OFFEROR RESERVES THE RIGHT, IN THE EVENT THAT THE EXCHANGE RIGHTS OR THE UNITS WHICH WOULD OTHERWISE BE ISSUED TO PERSONS RESIDENT IN CERTAIN STATES OF THE UNITED STATES OR RESIDENTS IN OTHER JURISDICTIONS, MAY NOT BE LAWFULLY DELIVERED WITHOUT FURTHER ACTION BY SHERRITT OR THE TRUST, TO MAKE CASH PAYMENT TO THE DEPOSITARY ON BEHALF OF SUCH PERSONS.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this document, its appendices and the documents incorporated by reference herein are forward-looking statements, including within the meaning of such term under the United States PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or results "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in the Enhanced Offer and Appendix A to the Circular reflect the current beliefs of the Offeror and the forward-looking statements contained in Appendix B to the Circular and the documents incorporated by reference therein reflect the current beliefs of Sherritt and, in each case, are based on currently available information. Forward-looking statements involve significant risks and uncertainties that may cause actual results and events to differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Risk Factors" in each of Appendix A and Appendix B to the Circular and "Risks and Uncertainties" in the Management's Discussion and Analysis on pages 26 through 28 of Sherritt's 2001 Annual Report. Although the forward-looking statements contained in the Enhanced Offer and Appendix A to the Circular are based on what the Offeror believes are reasonable assumptions and the forward-looking statements in Appendix B to the Circular and the documents incorporated by reference therein are based upon what Sherritt believes are reasonable assumptions, no assurance can be given that actual events or results will be consistent with these forward-looking statements. Because of this, undue reliance should not be placed on the forward-looking statements. Neither the Offeror nor Sherritt has any obligation to update or revise any forward-looking statements, whether to reflect new information, future events or circumstances or otherwise, except to the extent required by applicable securities laws, regulations and rules.

                          ENHANCED OFFER AND CIRCULAR
                               TABLE OF CONTENTS

                                                                Page
                                                              --------
SUMMARY OF ENHANCED OFFER AND CIRCULAR AND
  THE CANADIAN COAL TRUST...................................         1

ENHANCED OFFER..............................................        11

 1. THE ENHANCED OFFER......................................        11
 2. TIME FOR ACCEPTANCE.....................................        12
 3. MANNER OF ACCEPTANCE....................................        12
 4. CONDITIONS OF THE ENHANCED OFFER........................        15
 5. EXTENSION, VARIATION OR CHANGE OF THE ENHANCED OFFER....        17
 6. PAYMENT FOR DEPOSITED FORDING SHARES....................        18
 7. WITHDRAWAL OF DEPOSITED FORDING SHARES..................        19
 8. RETURN OF FORDING SHARES................................        19
 9. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTION,
  LIENS.....................................................        20
10. MARKET PURCHASES........................................        20
11. NOTICES AND DELIVERY....................................        21
12. MAIL SERVICE INTERRUPTION...............................        21
13. SHAREHOLDERS IN CERTAIN JURISDICTIONS...................        21
14. OTHER TERMS OF THE ENHANCED OFFER.......................        22

CIRCULAR....................................................        23

 1. THE OFFEROR.............................................        23
 2. SHERRITT COAL PARTNERSHIP II............................        23
 3. ONTARIO TEACHERS' PENSION PLAN BOARD....................        23
 4. SHERRITT INTERNATIONAL CORPORATION......................        23
 5. THE CANADIAN COAL TRUST.................................        24
 6. PURPOSE OF THE ENHANCED OFFER...........................        24
 7. BENEFITS OF THE ENHANCED OFFER..........................        24
 8. PLANS FOR FORDING.......................................        26
 9. THE CANADIAN COAL TRUST, SCAI, THE METCOAL COMPANY, THE
    UNITS AND THE EXCHANGE RIGHTS...........................        27
10. OWNERSHIP OF FORDING SHARES.............................        27
11. PRICE RANGE AND TRADING VOLUME OF FORDING SHARES........        27
12. COMMITMENTS TO ACQUIRE FORDING SHARES...................        28
13. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS..............        29
14. MATERIAL CHANGES IN THE AFFAIRS OF FORDING AND OTHER
  INFORMATION...............................................        29
15. SOURCE OF FUNDS.........................................        29
16. INFORMATION CONCERNING FORDING SHARES...................        30
17. REGULATORY MATTERS......................................        31
18. ACQUISITION OF FORDING SHARES NOT DEPOSITED UNDER THE
  ENHANCED OFFER............................................        33
19. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..............        36
20. UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.........        40
21. SHAREHOLDER RIGHTS PLAN.................................        41
22. ACCEPTANCE OF THE ENHANCED OFFER........................        41
23. DEPOSITARY, U.S. FORWARDING AGENT AND INFORMATION
  AGENT.....................................................        41
24. FINANCIAL ADVISORS, DEALER MANAGERS AND SOLICITING
  DEALER GROUP..............................................        42
25. STATUTORY RIGHTS........................................        42
26. RESTRICTIONS ON NON-CANADIANS...........................        42

FORDING, TECK AND WESTSHORE INFORMATION.....................        43

                                                                Page
                                                              --------
DOCUMENTS FILED AS PART OF THE UNITED STATES REGISTRATION
  STATEMENT.................................................        43

COMPARISON OF RIGHTS OF FORDING SHAREHOLDERS, HOLDERS OF
  EXCHANGE RIGHTS AND UNITHOLDERS...........................        44

GLOSSARY....................................................        51

EXCHANGE RATES..............................................        56

CONSENT OF TORYS LLP........................................        57

CONSENT OF MAYER, BROWN, ROWE & MAW.........................        58

CONSENT OF NORWEST CORPORATION..............................        59

APPROVAL AND CERTIFICATE OF SHERRITT COAL
  ACQUISITION INC...........................................        60

APPENDIX A -- Information Concerning the Canadian Coal
  Trust.....................................................       A-1

APPENDIX B -- Information Concerning Sherritt International
  Corporation...............................................       B-1

APPENDIX C -- Financial Statements..........................       C-1

APPENDIX D -- Independent Opinion of Norwest Corporation
  Regarding Line Creek Mine
  Plan and Cost Estimates...................................       D-1

                     SUMMARY OF ENHANCED OFFER AND CIRCULAR
                          AND THE CANADIAN COAL TRUST

    THE FOLLOWING IS A SUMMARY ONLY AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED PROVISIONS CONTAINED IN THE ENHANCED OFFER AND CIRCULAR, INCLUDING THE APPENDICES. SHAREHOLDERS SHOULD READ THE ENHANCED OFFER AND CIRCULAR, INCLUDING THE APPENDICES, IN THEIR ENTIRETY. CERTAIN CAPITALIZED AND OTHER TERMS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY. INFORMATION CONCERNING FORDING, TECK AND WESTSHORE (INCLUDING FORWARD-LOOKING STATEMENTS) CONTAINED IN THE ENHANCED OFFER AND CIRCULAR HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS OR RECORDS OF FORDING, TECK AND WESTSHORE ON FILE WITH CANADIAN AND U.S. SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN THAT ARE TAKEN FROM OR ARE BASED UPON THOSE DOCUMENTS AND RECORDS OR OTHER PUBLIC SOURCES, ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION TAKEN FROM OR BASED UPON THOSE DOCUMENTS, RECORDS AND OTHER PUBLIC SOURCES, OR FOR ANY FAILURE BY FORDING, TECK OR WESTSHORE TO DISCLOSE PUBLICLY EVENTS OR FACTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION, BUT WHICH ARE UNKNOWN TO THE OFFEROR.

                      COMPARISON OF OUR SUPERIOR PROPOSAL
                        AND THE FORDING-TECK COMBINATION

---------------------------------------------------------------------------------------------------------------------
REASONS SCAI
                                             SCAI PROPOSAL
PROPOSAL IS SUPERIOR:                                                               FORDING-TECK COMBINATION
---------------------------------------------------------------------------------------------------------------------

HIGHER CASH CONSIDERATION      +    $35.00 per Share                        x   $34.00 per Share

                               +    Maximum cash proration: $17.63 cash     x   Maximum cash proration: $15.60 cash
                                    plus 0.496 of an Exchange Right             plus 0.541 of a trust unit
---------------------------------------------------------------------------------------------------------------------

EQUIVALENT TARGET              +    $1.05 in the first quarter of 2003      x   $1.05 in the first quarter of 2003
DISTRIBUTABLE CASH FLOW
---------------------------------------------------------------------------------------------------------------------

SUBORDINATION PROVIDES         +    Subordination of distributions for      x   None
DOWNSIDE PROTECTION                 the first four quarters up to
                                    $11.25 million in each quarter

                               +    Subordination level set at maximum
                                    $1.05 per Unit per quarter
---------------------------------------------------------------------------------------------------------------------

LESS DEBT                      +    At most approximately $300 million      x   Approximately $425 million of debt,
                                    of debt, excluding working capital          excluding working capital

                               +    At most approximately 1.1x pro forma    x   Approximately 2.0x pro forma
                                    annualized EBITDA, no hedging               annualized EBITDA
                                    liability
---------------------------------------------------------------------------------------------------------------------

NO HEDGE EXPOSURE              +    None - hedge eliminated                 x   Mark-to-market hedge liability of
                                                                                approximately $115 million with
                                                                                continued potential impact on 2003 to
                                                                                2006 distributable cash (reduced
                                                                                distributable cash flow by $1.09 per
                                                                                unit for the first nine months of
                                                                                2003 on a pro forma basis)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
REASONS SCAI
                                             SCAI PROPOSAL
PROPOSAL IS SUPERIOR:                                                               FORDING-TECK COMBINATION
---------------------------------------------------------------------------------------------------------------------
MORE SYNERGIES                 +    $50 million of cost synergies alone     x   $50 million of combined cost AND
                                                                                marketing synergies
                               +    Additional marketing and coal
                                    blending synergies

                               +    Enhanced synergies driven by Neptune
                                    Terminals, closer geographic
                                    proximity of mines and potential
                                    mineral tax savings
---------------------------------------------------------------------------------------------------------------------

LOWER CORPORATE OVERHEAD       +    Annual corporate overhead is capped     x   Annual corporate overhead is
COSTS                               at 2002 levels (excluding unusual and       estimated by Fording to increase by
                                    one-time items)                             $2 million from 2002 levels

                               +    Management's incentive based on         x   Potentially dilutive management
                                    ability to cut costs; adds no               option plan consisting of
                                    additional costs to Trust                   3.6 million units
---------------------------------------------------------------------------------------------------------------------

SUPERIOR GOVERNANCE            +    All of the Trustees will be             x   A majority of trustees and board
                                    independent of the Partnership,             members are appointed by Teck and
                                    Sherritt and OTPP                           Westshore

                               +    A majority of the Board of SCAI will
                                    be independent of the Partnership,
                                    Sherritt and OTPP
---------------------------------------------------------------------------------------------------------------------

NOT SUBJECT TO SIGNIFICANT     +    None                                    x   Teck is able to convert its
DILUTION                                                                        partnership stake into trust units on
                                                                                a basis which may result in:
                                                                                - significant reduction of
                                                                                  distributable cash
                                                                                - increased indebtedness in the trust
                                                                                - a change of control of the trust to
                                                                                  Teck
---------------------------------------------------------------------------------------------------------------------

REASONS FOR THE ENHANCED OFFER

    The Offeror's objective is to provide Fording Shareholders with the opportunity to maximize the value of their Fording investment from their individual perspectives, by providing choices to: (i) obtain an immediate cash payment of $35.00 per share; or (ii) invest in an enhanced income trust based upon a new company more closely focused and globally competitive as a metallurgical coal producer than Fording is today. It is intended that the Canadian Coal Trust be a superior investment alternative to the Fording-Teck Combination, by combining metallurgical operations of Fording, Luscar and CONSOL into one company (the "MetCoal Company") to: (i) improve the productivity and lower the cost structure of these operations; (ii) reduce the costs of shipping coal from the mines to customers ("ex-mine costs"); and (iii) enhance product offerings and increase flexibility to respond to market demand. The Canadian Coal Trust will hold a significant economic interest in the MetCoal Company through its ownership of SCAI Shares and all of the SCAI Series A Notes and SCAI's ownership of all the MetCoal Common Shares and MetCoal Notes. The Partnership will also indirectly hold a significant economic interest in the MetCoal Company through its ownership of SCAI Shares and all of the SCAI
Series B Notes. See Appendix A to the Circular for information regarding the MetCoal Company and the Canadian Coal Trust.

GREATER POTENTIAL FOR THE METCOAL COMPANY

    The Offeror believes that the metallurgical coal assets and associated operations of Fording and the Met Coal Assets are complementary and that the combination thereof will provide the MetCoal Company with capabilities and resources that are better positioned to succeed in a highly competitive global metallurgical coal market. The combination is expected to enhance the profitability and growth prospects of the MetCoal Company by generating significant operating efficiencies from a larger base of mining operations and port facilities. The Offeror expects the combination of Fording and the Met Coal Assets to generate cost savings of approximately $50 million annually plus additional marketing and coal blending synergies. The Offeror believes the most significant benefits of the combination of the metallurgical coal assets and operations of Fording and the Met Coal Assets are as follows:

    INCREASED EFFICIENCY OF EXISTING MINE OPERATIONS. The Fording metallurgical coal assets and the Line Creek mine included in the Met Coal Assets are in close proximity to each other in the Elk Valley region in southeastern British Columbia. The combination of these metallurgical coal assets will allow the MetCoal Company to: (i) share contiguous production, management and infrastructure; (ii) optimize production from lower cost reserves;
(iii) provide superior coal blending capability; (iv) enhance the production of higher quality reserves; and (v) achieve lower costs on certain goods, services and equipment through purchasing efficiencies. The Line Creek mine is contiguous with the Greenhills mine and the Fording River mine, whereas Teck's Elkview mine is not. By combining the metallurgical coal reserves held by Fording and the Line Creek mine, the MetCoal Company may be able to extend the life of Fording's existing mines beyond their current planned closure dates.

    MORE EFFICIENT USE OF TERMINAL HANDLING FACILITIES. The MetCoal Company expects to sell a greater proportion of its coal through bulk handling facilities on the Canadian west coast at Neptune Terminals, in which the MetCoal Company will own a 46.4% interest. In addition, the MetCoal Company intends to continue shipping a significant amount of its coal through Westshore, which shall remain an important bulk handling facility for the MetCoal Company. By agreement with the other shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product. As a result, it is anticipated that the port costs allocated to the MetCoal Company's shipments through Neptune Terminals will be significantly lower than commercial rates charged by Westshore. Fording currently ships to all of its overseas customers through Westshore under three contracts, two of which have expired or will expire before the end of 2002. The incremental cost of throughput at Neptune Terminals, including ancillary rail charges, is approximately $2.50 per tonne, which is less than half of the average coal loading revenue of $5.75 per tonne realized by Westshore during the first nine months of 2002. During 2002, the Line Creek mine has reduced its port costs by increasing shipments through Neptune Terminals. Neptune Terminals currently has the capacity to handle an additional 4.0 million tonnes of coal in 2003 and, with modest capital expenditures, increase its capacity by a further
4.0 million tonnes. The MetCoal Company will also continue to have access to Westshore under existing contracts. Having access to both terminals will provide the MetCoal Company with significant flexibility including the ability to continue shipping coal in the event of disruptions at either terminal facility.

    MORE EFFICIENT USE OF RAIL TRANSPORTATION AND REDUCED VESSEL DEMURRAGE CHARGES. Rail transportation is one of the largest costs incurred in the delivery of coal to customers. It is expected that the combination of the Met Coal Assets and Fording will allow for more efficient scheduling of rail cars and will optimize the movement of coal and deliveries to customers. It is also expected that the increased use of Neptune Terminals will allow the MetCoal Company to reduce vessel demurrage charges that result from port congestion.

    SUPERIOR PRODUCT OFFERING. Steel makers blend a wide range of metallurgical coals to provide the optimum chemical and physical characteristics of coke for their specific circumstances while minimizing their costs. Coals within a mine site and between differing mines can have significantly varying characteristics. The MetCoal Company will have a greater degree of flexibility in blending coals to better meet a broader range of customer specifications and, accordingly, will have greater opportunities to broaden its customer base and increase revenues.

    POTENTIAL TAX SAVINGS. As at December 31, 2001, the Line Creek mine had a $307.2 million cumulative provincial mineral tax cost pool which could be used to reduce the amount of provincial mineral taxes currently paid at Fording's mines, which amounted to $18.4 million in 2001 and $15.5 million through the nine months ending September 30, 2002.

THE ENHANCED OFFER

    CONSIDERATION OPTIONS. The Offeror has varied its Original Offer by offering to purchase, on and subject to the terms and conditions set forth in the Enhanced Offer, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery, all of the outstanding common shares of Fording, including Shares that may become outstanding on the exercise of options, in exchange for each Share deposited under the Enhanced Offer, at the election of the Shareholder tendering to the Enhanced Offer:

    - $35.00 cash per Share to a maximum of $850 million (subject to proration) (the "Cash Option"), or

    - one Exchange Right exchangeable into a Unit of the Canadian Coal Trust, to a maximum of approximately 42,405,000 Exchange Rights (subject to proration) (the "Exchange Right Option"), or

    - a combination of cash and Exchange Rights (subject to proration) (the "Combination Option").

    The Cash Option, the Exchange Right Option and the Combination Options are subject to proration. The aggregate maximum amount of cash available to Shareholders under the Enhanced Offer is $850 million (the "Maximum Cash Amount"). The aggregate maximum number of Exchange Rights available to Shareholders under the Enhanced Offer is approximately 42,405,000 Exchange Rights (the "Maximum Exchange Right Amount"). If either of these limits is exceeded in the elections made by Shareholders, the amount of cash paid or the number of Exchange Rights distributed will be adjusted on a pro rata basis. If all Shareholders (other than OTPP) elect to receive cash, then all Shareholders will receive approximately $17.63 in cash and 0.496 of an Exchange Right per Share. If all Shareholders elect to receive Exchange Rights, then all Shareholders will receive approximately $6.13 in cash and 0.825 of an Exchange Right per Share.

    OTPP, whose subsidiary is one of the Partners, beneficially owns 3,150,260 Shares, representing approximately 6.2% of the outstanding Shares. OTPP has advised the Offeror that it intends to deposit these Shares under the Enhanced Offer and elect to receive Exchange Rights in consideration therefor, subject to proration. OTPP has also advised the Offeror that it intends to vote its Shares against the Fording-Teck Combination.

    The Offeror has obtained a commitment for a bridge loan facility, of which up to approximately $300 million is expected to be drawn, from an affiliate of an investment banking firm and several Canadian chartered banks. Of the $300 million expected to be drawn, approximately $90 million will be used to pay the break fee and repay a portion of the existing debt and hedging arrangements of Fording. The remaining $210 million expected to be drawn will be applied towards the purchase of Shares. In the event that less than $210 million is required from this bridge loan to purchase Shares under the Enhanced Offer, then, to the extent of any such difference up to $210 million, the Offeror intends that the proceeds of this bridge loan facility or funds available under its other credit facilities will be used to fund a special distribution by SCAI to the Partnership and the Canadian Coal Trust, on a pro rata ownership basis. The Canadian Coal Trust will use the funds to pay a special distribution to holders of Units. The bridge loan commitment is subject to customary conditions including the absence of a material adverse change in the business or financial condition of Fording and the entering into of definitive loan documents containing usual and customary provisions for such a financing.

    EXCHANGE RIGHTS. The Exchange Rights will be securities issued by Sherritt. Each Exchange Right will entitle the holder to receive one Unit in the Canadian Coal Trust on the Date of Exchange provided certain conditions are met. The Date of Exchange will be the fifth business day after the day on which the Canadian Coal Trust has received all required regulatory approvals for the exchange to occur such that the Units will be issued as freely tradeable securities in each of Canada and the United States. See Appendix A to the Circular for a description of the Exchange Rights and the Canadian Coal Trust.

    On the 10th Business Day following the Date of Exchange, the Canadian Coal Trust will pay to all Unitholders of record on the Date of Exchange, for each Unit held (net of applicable withholding taxes), a cash distribution, calculated from the first Take Up and Pay Date up to but excluding the Date of Exchange, in an amount accruing daily at the rate of $1.05 per calendar quarter per Unit (the "Initial Trust Distribution"). See Appendix A to the Circular for a more detailed description of the Initial Trust Distribution.

    The proportionate interests of the Canadian Coal Trust and the Partnership in the MetCoal Company will be dependent upon the percentage of Shares held by Shareholders who elect to receive Exchange Rights in consideration for their Shares deposited under the Enhanced Offer. After giving effect to the acquisition of the Met Coal Assets, but excluding the exercise of the Luscar Put (both as described below in this summary, see "Anticipated Transactions and Structure") the interest of the Canadian Coal Trust in the MetCoal Company will be not less than 57.6% and not more than 84.3% and for the Partnership will be not less than 15.7% and not more than 42.4%.

    UNITS. Approximately 51.4 million Units is the total number of Units that will be issued to Fording Shareholders under the Enhanced Offer and issuable to the Partnership upon the exchange of its interest in SCAI into Units. This aggregate number is equal to the total number of Fording Shares outstanding (calculated on a diluted basis).

BENEFITS OF THE ENHANCED OFFER

    The Offeror believes that the Enhanced Offer is superior to the Fording-Teck Combination for the following reasons:

    EQUIVALENT DISTRIBUTABLE CASH FLOW INITIALLY AND HIGHER DISTRIBUTABLE CASH FLOW LONG TERM. The first quarter 2003 target for distributable cash flow per Unit of the Canadian Coal Trust and the proposed Fording-Teck Combination first quarter 2003 target amount are the same at $1.05. The Offeror believes that the Canadian Coal Trust will be able to generate an equivalent level of distributable cash flow initially, and a higher level of distributable cash flow per Unit over the long term, given the potential greater cost savings of the combination of the metallurgical coal assets of Fording and the Met Coal Assets, than the trust created in the Fording-Teck Combination.

    The Offeror anticipates achieving approximately one-third of its cost savings in 2003. The remaining cost savings, when realized after 2003, are expected to increase annual distributable cash flow per Unit by approximately $0.60 before the benefit of any marketing or coal blending synergies.

    Factors driving this enhanced estimated distributable cash flow per Unit include:

    - The MetCoal Company will pay out 100% of distributable cash flow.

    - The MetCoal Company is expected to achieve $50 million of annual cost savings plus additional marketing and coal blending synergies.

    - Fording has disclosed that its thermal coal operations will require significant capital expenditures in 2003 and 2004 associated with a new customer contract and expansion at the Genesee Mine. The MetCoal Company will not have a material economic interest in Fording's thermal coal operations nor have the obligations associated with funding these capital expenditures.

    - The MetCoal Company is expected to have approximately $300 million of debt, excluding working capital, compared to approximately $425 million of debt, excluding working capital, for Fording under the Fording-Teck Combination and, accordingly, the MetCoal Company is expected to have a lower interest expense.

    - The MetCoal Company will enhance its distributable cash flow by acquiring Luscar's and CONSOL's metallurgical coal assets.

    - The MetCoal Company will pay out or otherwise relieve Fording of the obligations under Fording's existing foreign currency hedge contract, while the Fording-Teck Combination will retain it. The MetCoal Company will also repay all outstanding indebtedness of Fording.

    SUBORDINATION PROVIDES GREATER CERTAINTY OF DISTRIBUTABLE CASH FLOW PER UNIT. The subordination feature of the Enhanced Offer is designed to reduce the risk for Shareholders electing to receive Exchange Rights with respect to the level of distributions they can expect to receive in 2003. The Offeror has a target for distributable cash generated by the MetCoal Company in the first quarter of 2003 of $1.05 per Unit. The Partnership will not receive any distribution in respect of its interest in the MetCoal Company in any quarter in 2003 unless the Canadian Coal Trust has first received a cash interest on its SCAI Series A Notes of $1.05 per Unit in respect of that quarter. This subordination is subject to a maximum subordination amount of $11.25 million each calendar quarter, for an aggregate annual maximum subordination amount of $45 million. This subordination feature demonstrates the confidence Sherritt and OTPP have in the superior cash distributions available to Unitholders through the benefits of the combined metallurgical assets and resultant synergies. The Fording-Teck Combination does not offer any subordination feature.

    STRONGER CAPITAL STRUCTURE. The MetCoal Company is expected to have consolidated debt of not more than $300 million, excluding working capital, which includes the costs of unwinding Fording's exchange hedge arrangements and paying the $51 million break fees under the Fording-Teck Combination. The MetCoal Company is expected to have a debt to EBITDA ratio (excluding working capital) of 1.1x based on annualized, year-to-date pro forma EBITDA, whereas, under the Fording-Teck Combination, Fording is expected to have a pro forma debt to EBITDA ratio of 2.0x based on annualized, year-to-date pro forma EBITDA.

    LOWER CORPORATE OVERHEAD COSTS. An independent entity will be established to provide management services to the MetCoal Company at a fee that will be less than the corporate overhead expense for Fording in 2002 (excluding unusual and one-time items). In addition, management of the independent entity will be compensated based on the amount of savings generated. Unlike the 3.6 million unit management option plan and the estimated $2 million of annual additional corporate overhead costs under the Fording-Teck Combination, this management structure will not result in increased costs to, or dilution of, the Canadian Coal Trust.

    STRONG CORPORATE GOVERNANCE. The Canadian Coal Trust will have entirely independent trustees and the MetCoal Company will have a majority of independent board members. Under the Fording-Teck Combination, Teck and Westshore combined will have the ability to nominate a majority of the trustees of the trust and a majority of the board members of Fording.

THE OFFEROR

    The Offeror is a corporation incorporated under the laws of Canada. It has been created for the purpose of making the Enhanced Offer and has not carried on any material business or activity. The Partnership owns all the outstanding shares of the Offeror. See Section 1 of the Circular, "The Offeror".

SHERRITT COAL PARTNERSHIP II

    The Partnership is a general partnership formed under the laws of the Province of Ontario. The Partnership has been created for the purpose of making the Enhanced Offer and has not carried on any material business or activity. The two partners of the Partnership are wholly-owned subsidiaries of Sherritt and OTPP. See Section 2 of the Circular, "Sherritt Coal Partnership II".

ONTARIO TEACHERS' PENSION PLAN BOARD

    OTPP is responsible for the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers. Since 1990, OTPP's assets have grown from $17 billion to over $68 billion as of June 30, 2002, representing an average annual return of 11.7%. OTPP also has a 50% interest in Luscar Energy Partnership. See Section 3 of the Circular, "Ontario Teachers' Pension Plan Board".

SHERRITT INTERNATIONAL CORPORATION

    Sherritt International Corporation is a diversified Canadian resource company with assets of $2 billion that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, has a 50% interest in Luscar Energy Partnership which owns Luscar Ltd., Canada's largest coal producer, 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food-processing, agriculture and tourism in Cuba. See Section 4 of the Circular, "Sherritt International Corporation".

THE CANADIAN COAL TRUST

    The Canadian Coal Trust is an open-ended, limited purpose trust established under the laws of Ontario and will be entirely dependent on the operations and financial condition of the MetCoal Company. See Section 5 of the Circular, "Canadian Coal Trust".

ANTICIPATED TRANSACTIONS AND STRUCTURE

    In order to focus the operation of the MetCoal Company on metallurgical coal, to realize the synergies, cost savings and benefits outlined in this Circular, and to reduce indebtedness and capital expenditure commitments of the MetCoal Company, the MetCoal Company intends:

    - to acquire the Met Coal Assets from Luscar and CONSOL; and

    - to enter into transactions that will result in the MetCoal Company not having a material economic participation in Fording's thermal coal assets and such economic participation being held by the Partnership, Luscar and/or their respective affiliates.

    Subject to obtaining any required regulatory and third party consents, the MetCoal Company will cease to have a material economic participation in Fording's thermal coal assets effective as of the first Take Up and Pay Date. The proceeds of these transactions will be used to repay a portion of the outstanding indebtedness of Fording, to terminate existing currency hedge arrangements and to pay the break fees under the Fording-Teck Combination. As at September 30, 2002, the aggregate outstanding indebtedness of Fording, including costs in respect of the proposed Fording plans of arrangement, was approximately $166 million. Currency hedge arrangement cancellation costs are estimated at $115 million and break fees payable are $51 million. Approximately $90 million of the above amounts are expected to be financed from borrowings under the bridge loans described in Section 15 of the Circular, "Source of Funds".

    The Offeror, Luscar and CONSOL have agreed in principle that effective on the date on which the Offeror acquires 66 2/3% of the Shares, the MetCoal Company will acquire for the aggregate consideration of 5.9 million Units of the Canadian Coal Trust a 100% interest in the Line Creek mine, a 100% interest in the undeveloped Cheviot mine project and a 46.4% interest in Neptune Bulk (Canada) Terminals Ltd. ("Neptune Terminals") (collectively, the "Met Coal Assets"), subject to settlement of definitive documentation and certain conditions, including obtaining certain required consents which are expected to be received by the Offeror prior to the completion of the Fording Acquisition. This agreement in principle also provides Luscar and CONSOL with the right to require the MetCoal Company to acquire for the aggregate consideration of 500,000 Units of the Canadian Coal Trust a 100% interest in the Luscar mine (excluding pre-existing reclamation liabilities) within 30 days after the date on which the Canadian Coal Trust becomes a reporting issuer in Canada (the "Luscar Put"). See "Funding, Acquisition and Related Transactions -- MetCoal Company and Related Matters" in Appendix A to the Circular.

    Following the acquisition of the Met Coal Assets by the MetCoal Company and assuming the exercise of the Luscar Put, each of Luscar and CONSOL will own approximately 3.2 million Units of the Canadian Coal Trust, representing approximately 5.5% of the outstanding Units, including the issuance of Units upon exchange of the Partnership's interest in SCAI Shares and SCAI Series B Notes for Units of the Canadian Coal Trust. See

"Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Conversion Agreement" in Appendix A to the Circular.

THE METCOAL COMPANY

    After giving effect to the Enhanced Offer and the contemplated asset transfers associated with it, the MetCoal Company will be the largest metallurgical coal producer in Canada and the second largest exporter of seaborne metallurgical coal in the world. The MetCoal Company's assets will initially consist of Fording's metallurgical coal assets and industrial mineral operations as well as certain of Luscar's and CONSOL's metallurgical coal operations. The MetCoal Company will sell its metallurgical coal to a diversified customer base primarily in the Pacific Rim, South America, the United States, Europe and Canada. Over 90% of the MetCoal Company's revenue is expected to be generated from the sale of metallurgical coal.

MANAGEMENT ARRANGEMENTS

    Prior to the Date of Exchange, the Canadian Coal Trust will enter into an administration agreement (the "Administration Agreement") and SCAI will enter into a management agreement (the "Management Agreement"), each with a company (the "Manager") which will be 50% owned by each of Sherritt and OTPP. Under the terms of the Administration Agreement and the Management Agreement, the Manager will provide management services to the Canadian Coal Trust and to SCAI and its subsidiaries, respectively, subject to the overall direction of the Trustees in respect of the Canadian Coal Trust and the board of directors of SCAI in respect of SCAI and its subsidiaries. To the extent practicable, the Manager will provide integrated and efficient management for all of the coal mining properties of both the MetCoal Company and Luscar, in addition to combining common management and administrative functions of the Canadian Coal Trust and SCAI. See "-- Administration Agreement" and "-- Management Agreement" under the heading "Directors, Management and Trustees" in Appendix A to the Circular.

PURPOSE OF THE ENHANCED OFFER

    The purpose of the Enhanced Offer is to enable the Offeror to acquire, directly or indirectly, all of the Shares of Fording. See Section 6 of the Circular, "Purpose of the Enhanced Offer".

TIME FOR ACCEPTANCE

    The Enhanced Offer is open for acceptance until 8:00 p.m. (Toronto time) on January 6, 2003 or such later time or times and date or dates to which the Enhanced Offer may be extended from time to time, by the Offeror in accordance with Section 5 of the Enhanced Offer, "Extension, Variation or Change of the Enhanced Offer", unless the Enhanced Offer is withdrawn by the Offeror.

MANNER OF ACCEPTANCE

    A Shareholder wishing to accept the Enhanced Offer (i) should vote AGAINST the Fording-Teck Combination, and (ii) must deposit the certificate(s) representing his or her Shares, together with a properly completed and executed Letter of Transmittal and Election Form (printed on pink paper) or a manually executed facsimile thereof, at or prior to the Expiry Time, at any one of the offices of the Depositary or the U.S. Forwarding Agent specified in the Letter of Transmittal and Election Form. Detailed instructions are contained in the Letter of Transmittal and Election Form which accompanies the Enhanced Offer.

    If a Shareholder wishes to deposit Shares pursuant to the Enhanced Offer and the certificate(s) representing his or her Shares are not immediately available, or the certificate(s) and all other required documents cannot be provided to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, the Shares may nevertheless be deposited validly by the Shareholder under the Enhanced Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on orange paper). See
Section 3 of the Enhanced Offer, "Manner of Acceptance".

CONDITIONS OF THE ENHANCED OFFER

    The Offeror reserves the right to withdraw or terminate the Enhanced Offer and not take up and pay for any Shares deposited under the Enhanced Offer if the conditions described in Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer", are not satisfied or waived by the Offeror prior to the Expiry Time. Those conditions include, among other things: (I) THAT THE FORDING-TECK COMBINATION SHALL NOT HAVE BEEN APPROVED BY SHAREHOLDERS; and (ii) there being validly deposited under the Enhanced Offer and not withdrawn at the Expiry Time a number of Shares that, together with the Shares held by the Offeror, the Partnership and the Partners, and their respective affiliates, represents at least 66 2/3% of the outstanding Shares (calculated on a diluted basis). For a complete description of the conditions of the Enhanced Offer, see Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer".

PAYMENT

    If the conditions referred to in Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer", are satisfied or waived by the Offeror, the Offeror will take up Shares validly deposited under the Enhanced Offer and not withdrawn not later than 10 days after the Expiry Time and will pay for Shares taken up as soon as possible, but in any event not later than the earlier of 3 Business Days after taking up the Shares and 10 days after the Expiry Time. Any Shares deposited under the Enhanced Offer after the first date on which Shares are first taken up under the Enhanced Offer will be taken up and paid for within 10 days of such deposit. See Section 6 of the Enhanced Offer, "Payment for Deposited Fording Shares".

WITHDRAWAL OF DEPOSITED FORDING SHARES

    All deposits of Shares pursuant to the Enhanced Offer are irrevocable, except as provided in Section 7 of the Enhanced Offer, "Withdrawal of Deposited Fording Shares".

ACQUISITION OF FORDING SHARES NOT DEPOSITED UNDER THE ENHANCED OFFER

    If the Offeror takes up and pays for the Shares validly deposited under the Enhanced Offer, the Offeror intends to acquire all of the outstanding Shares not deposited under the Enhanced Offer. See Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer".

REGULATORY MATTERS

    The acquisition of the Shares by the Offeror is subject to the requirements of the Competition Act and the HSR Act. See Section 17 of the Circular, "Regulatory Matters".

CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    A Shareholder resident in Canada who holds Shares as capital property and who disposes of those Shares under the Enhanced Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Shares, net of reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Shares. For this purpose, the proceeds of disposition received by the Shareholder will equal the amount of cash and the fair market value of the Exchange Rights. Shareholders who are not resident in Canada will not be subject to Canadian income tax on a disposition of their Shares pursuant to the Enhanced Offer unless those Shares constitute "taxable Canadian property" to them which is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention. See
Section 19 of the Circular, "Canadian Federal Income Tax Considerations".

    A Shareholder who is a U.S. person and holds the Shares as a capital asset and receives cash pursuant to the Enhanced Offer will recognize capital gain if and to the extent that the amount of cash received by the Shareholder exceeds his or her U.S. tax basis in those Shares or capital loss if and to the extent that the Shareholder's U.S. tax basis in the Shares exceeds the amount of cash received by the Shareholder. A Shareholder who receives Exchange Rights pursuant to the Enhanced Offer and then receives Units pursuant to the terms of and in exchange for the Exchange Rights may be able to treat the transaction as a tax free exchange of Shares for Units rather than a taxable exchange except to the extent that the U.S. Shareholder receives cash in addition to the Exchange Rights.

OTHER TAX CONSIDERATIONS

    Based on the assumptions set forth under "Eligibility for Investment" in Appendix A to the Circular, the Exchange Rights and the Units will be qualified investments for trusts governed by certain tax exempt plans, such as RRSPs and RRIFs, and the Exchange Rights and the Units will not constitute foreign property for such plans.

    In order for the Trust to secure and maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada. Accordingly, the Exchange Rights Agreement will provide, and the Declaration of Trust provides, that at no time may non-residents of Canada be the beneficial owners of a majority of the Exchange Rights or Units, as the case may be. See "Exchange Rights -- Limitation of Non-Resident Ownership" and "The Canadian Coal Trust -- Limitation of Non-Resident Ownership" in Appendix A to the Circular.

DEPOSITARY, U.S. FORWARDING AGENT AND INFORMATION AGENT

    CIBC Mellon Trust Company is acting as Depositary and Mellon Investor Services, LLC is acting as U.S. Forwarding Agent under the Enhanced Offer. Innisfree M&A Incorporated is acting as Information Agent under the Enhanced Offer. The Depositary and U.S. Forwarding Agent will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal and Election Form. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Shares purchased by the Offeror under the Enhanced Offer. The Information Agent will be responsible for providing information to Shareholders resident in the United States. See
Section 23 of the Circular, "Depositary, U.S. Forwarding Agent and Information Agent".

FINANCIAL ADVISORS, DEALER MANAGERS AND SOLICITING DEALER GROUP

    The Offeror has retained Goldman Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc. to act as its financial advisors in connection with the Enhanced Offer. National Bank Financial Inc. and BMO Nesbitt Burns Inc. and their respective U.S. affiliates have been retained to serve as the Dealer Managers for the Enhanced Offer. In addition, National Bank Financial Inc. and BMO Nesbitt Burns Inc. have also been retained to form a soliciting dealer group to solicit acceptances of the Enhanced Offer in Canada. The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal and Election Form accompanying a deposit of Shares a fee of Cdn.$0.20 for each such Share deposited and taken up by the Offeror under the Enhanced Offer subject to limits on the amounts payable in respect of any single depositing Shareholder. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Enhanced Offer by utilizing the services of the Dealer Managers or any member of the Soliciting Dealer Group to accept the Enhanced Offer or by transmitting their Shares directly to the Depositary or the U.S. Forwarding Agent. See Section 24 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group". Further, Peters & Co. Limited has been advising the Partnership and the Offeror in respect of certain strategic matters related to the Enhanced Offer.

                                 ENHANCED OFFER

                                                               December 16, 2002

TO: THE HOLDERS OF SHARES OF FORDING INC.

1.  THE ENHANCED OFFER

    The Offeror hereby varies its Original Offer by offering to purchase, on and subject to the terms and conditions set forth in the Enhanced Offer, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery, all of the outstanding common shares of Fording, including Shares that may become outstanding on the exercise of options, in exchange for each Share deposited under the Enhanced Offer, at the election of the Shareholder tendering to the Enhanced Offer:

    - $35.00 cash per Share to a maximum of $850 million (subject to proration as described below) (the "Cash Option"), or

    - one Exchange Right to a maximum of approximately 42,405,000 Exchange Rights (subject to proration as described below) (the "Exchange Right Option"), or

    - a combination of cash and Exchange Rights (subject to proration as described below) (the "Combination Option").

    THE AGGREGATE MAXIMUM AMOUNT OF CASH AVAILABLE TO FORDING SHAREHOLDERS ELECTING THE CASH OPTION OR COMBINATION OPTION IS $850 MILLION (THE "MAXIMUM CASH AMOUNT"). IF MORE THAN THE MAXIMUM CASH AMOUNT IS ELECTED PURSUANT TO THE CASH OPTION OR COMBINATION OPTION, IT WILL BE NECESSARY TO PRORATE THE MAXIMUM CASH AMOUNT AMONG THOSE SHAREHOLDERS WHO HAVE ELECTED TO RECEIVE CASH AND PAY THE BALANCE IN EXCHANGE RIGHTS.

    THE AGGREGATE MAXIMUM NUMBER OF EXCHANGE RIGHTS AVAILABLE TO FORDING SHAREHOLDERS ELECTING THE EXCHANGE RIGHT OPTION OR COMBINATION OPTION WILL NOT BE MORE THAN 82.5% OF THE OUTSTANDING SHARES (CALCULATED ON A DILUTED BASIS) (THE "MAXIMUM EXCHANGE RIGHT AMOUNT"). IF MORE THAN THE MAXIMUM EXCHANGE RIGHT AMOUNT IS ELECTED PURSUANT TO THE EXCHANGE RIGHT OPTION OR COMBINATION OPTION, IT WILL BE NECESSARY TO PRORATE THE MAXIMUM EXCHANGE RIGHT AMOUNT AMONG THOSE SHAREHOLDERS WHO HAVE ELECTED TO RECEIVE EXCHANGE RIGHTS AND PAY THE BALANCE IN CASH.

    The Enhanced Offer is made only for the Shares and is not made for any options, warrants or other rights to acquire Shares (other than SRP Rights). Any holder of options, warrants or other rights to purchase Shares who wishes to participate in the Enhanced Offer must exercise the options, warrants or other rights to obtain certificates representing Shares and deposit those Shares under the Enhanced Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of the options, warrants or other rights to purchase Shares that they will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Enhanced Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery".

    The Letter of Transmittal and Election Form and Notice of Guaranteed Delivery accompanying this Enhanced Offer and Circular set forth the manner in which such elections may be made. SHAREHOLDERS WHO VALIDLY ACCEPT THE ENHANCED OFFER BUT FAIL TO MAKE AN ELECTION OR FAIL TO PROPERLY MAKE AN ELECTION IN THE LETTER OF TRANSMITTAL AND ELECTION FORM OR NOTICE OF GUARANTEED DELIVERY SHALL BE DEEMED TO HAVE ELECTED TO RECEIVE THE EXCHANGE RIGHT OPTION. References throughout this Enhanced Offer and Circular to a Shareholder having "elected", or to an "election", will in all cases include a deemed election pursuant to the foregoing sentence.

    The actual consideration to be received by a Shareholder will be determined in accordance with the following:

    (a) Exchange Rights will not be issued in exchange for more than 82.5% of the outstanding Shares (calculated on a diluted basis);

    (b) The aggregate maximum amount of cash available for Shares tendered under the Enhanced Offer is limited to $850 million;

    (c) IF, on any Take Up and Pay Date, Shareholders in the aggregate elect to receive Exchange Rights which exceed an aggregate number equal to the sum of (i) the Maximum Exchange Right Amount multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take Up and Pay Date and the denominator of which is the total number of Shares outstanding (calculated on a diluted basis) (the "Maximum Exchange Right Percentage Availability") plus (ii) the aggregate of the Maximum Exchange Right Percentage Availability calculated in respect of all prior Take Up and Pay Dates, less the total number of Exchange Rights issued as consideration in respect of all prior Take Up and Pay Dates (such sum being the "Maximum Take Up Date Exchange Right Consideration"), THEN the number of Exchange Rights available to those Shareholders who have elected to receive Exchange Rights will be allocated pro rata among such Shareholders in an amount equal to the aggregate number of Exchange Rights sought by such Shareholders, and the balance of their consideration will be paid in cash; and

    (d) IF, on any Take Up and Pay Date, Shareholders in the aggregate elect to receive cash which exceeds an aggregate amount equal to the sum of
       (i) the Maximum Cash Amount multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take Up and Pay Date and the denominator of which is the total number of Shares outstanding (calculated on a diluted basis), (the "Maximum Cash Percentage Availability") plus (ii) the aggregate of the Maximum Cash Percentage Availability calculated in respect of all prior Take Up and Pay Dates, less the amount of cash paid as consideration in respect of all prior Take Up and Pay Dates (such sum being the "Maximum Take Up Date Cash Consideration"), THEN the cash available to those Shareholders who have elected to receive cash will be allocated pro rata among such Shareholders in an amount equal to the aggregate cash elected to be received by such Shareholders, and the balance of their consideration will be paid in Exchange Rights.

    No fractional Exchange Rights will be issued pursuant to the Enhanced Offer. In lieu of fractional Exchange Rights, a Shareholder accepting the Enhanced Offer who would otherwise receive a fraction of an Exchange Right will receive a cash payment determined on the basis of $35.00 for each whole Exchange Right.

    The accompanying Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery are incorporated into and form part of the Enhanced Offer and contain important information that should be read carefully before making a decision with respect to the Enhanced Offer. The accompanying Glossary is also incorporated by reference and forms part of the Enhanced Offer.

2.  TIME FOR ACCEPTANCE

    This Enhanced Offer is open for acceptance for the period commencing on the date hereof and ending at 8:00 p.m. (Toronto time) on January 6, 2003 or until such later time or times and date or dates to which this Enhanced Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Enhanced Offer, "Extension, Variation or Change of the Enhanced Offer", unless withdrawn by the Offeror.

3.  MANNER OF ACCEPTANCE

LETTER OF TRANSMITTAL AND ELECTION FORM

    This Enhanced Offer may be accepted by delivering the following documents to the Depositary or U.S. Forwarding Agent at any one of their respective offices listed in the Letter of Transmittal and Election Form accompanying this Enhanced Offer and on the back of this document so as to arrive there not later than the Expiry Time:

    (a) certificate(s) representing the Shares for which this Enhanced Offer is being accepted;

    (b) a Letter of Transmittal and Election Form (printed on pink paper) in the form accompanying this Enhanced Offer or a manually signed facsimile thereof, properly completed and duly executed as required by the rules and instructions set out in the Letter of Transmittal and Election Form; and

    (c) any other relevant documents required by the rules and instructions in the Letter of Transmittal and Election Form.

    Except as otherwise provided in the rules and instructions in the Letter of Transmittal and Election Form, the signature on the Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution. If a Letter of Transmittal and Election Form is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution.

    Shareholders who cannot comply on a timely basis with the foregoing procedures for acceptance of the Enhanced Offer may nevertheless accept the Enhanced Offer by complying with the following procedures for guaranteed delivery.

PROCEDURE FOR GUARANTEED DELIVERY

    If a Shareholder wishes to deposit Shares pursuant to this Enhanced Offer and (i) the certificate(s) representing the Shares are not immediately available, or (ii) the certificate(s) and all other required documents cannot be provided to the Depositary or U.S. Forwarding Agent at or prior to the Expiry Time, the Shares may nevertheless be deposited validly by the Shareholder under the Enhanced Offer, provided that all of the following conditions are met:

    (a) the deposit is made by or through an Eligible Institution;

    (b) a Notice of Guaranteed Delivery (printed on orange paper) in the form accompanying the Enhanced Offer or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its Toronto office, as set forth on the accompanying Notice of Guaranteed Delivery; and

    (c) the certificate(s) representing deposited Shares, in proper form for transfer, together with a Letter of Transmittal and Election Form (printed on pink paper) in the form accompanying the Enhanced Offer or a manually executed facsimile thereof, in each case, properly completed and duly executed, and any other documents required by the Letter of Transmittal and Election Form, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and Election Form and accompanying certificate(s) must be delivered to the Toronto office of the Depositary as set forth in the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

GENERAL

    The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of this Enhanced Offer and to the withdrawal of Shares deposited hereunder, including, without limitation, the validity, form, eligibility (including timely receipt), time, acceptance and effect of any deposit of Shares and/or withdrawal of Shares and the propriety of the completion and execution of any Letter of Transmittal and Election Form or Notice of Guaranteed Delivery. Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Shares or Shareholders. None of the Offeror, the Depositary, the U.S. Forwarding Agent or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Enhanced Offer will be final and binding.

    In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary or U.S. Forwarding Agent of the certificate(s) representing the Shares and a Letter of Transmittal and Election Form or a manually executed facsimile thereof, in each case properly completed and duly executed, covering such Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and Election Form and any other required documents.

    The acceptance of the Enhanced Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Enhanced Offer.

    The execution of a Letter of Transmittal and Election Form irrevocably constitutes and appoints the Depositary, the U.S. Forwarding Agent and each senior officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agents, attorney and attorney-in-fact of the holder of the Shares covered by the Letter of Transmittal and Election Form with respect to Shares registered in the name of the Shareholder on the securities register maintained by or on behalf of Fording and deposited pursuant to the Enhanced Offer and purchased by the Offeror (the "Purchased Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests, other than the dividend of $0.15 per Share that has been declared payable on December 16, 2002 to Shareholders of record on November 20, 2002 (collectively, "distributions"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them on or after the date of the Enhanced Offer, full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder, to:
(a) register or record the transfer or cancellation of Purchased Shares and distributions consisting of securities on the appropriate registers maintained by or on behalf of Fording; (b) for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder (whether or not such Purchased Shares are so registered or recorded as at the time of the completion of the Letter of Transmittal and Election Form), vote, execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, voting instruction forms, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and distributions, to revoke any such instruments, voting instruction forms, authorizations or consents given prior to, on or after the date the Offeror takes up and pays for the Deposited Shares, and to designate in any such instruments of proxy any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares and distributions; (c) execute, endorse and negotiate any cheques or other instruments representing such distributions payable to or to the order of, or endorsed in favour of, the Shareholder; and (d) exercise any rights of such Shareholder with respect to the Purchased Shares and any distribution with respect to such Purchased Shares, all as specified in the Letter of Transmittal and Election Form.

    Notwithstanding the foregoing, if a Shareholder was a beneficial or registered shareholder of Fording on the record date (currently November 19, 2002) set by Fording for a special meeting of the shareholders and optionholders of Fording originally scheduled to be held on December 20, 2002 and now scheduled for January 3, 2003 and any and all adjournments or further postponements thereof (the "Special Meeting"), then such Shareholder will retain, with respect to the Special Meeting, to the extent that such Shareholder had such rights on the record date for voting at the Special Meeting, the right to vote, to execute and deliver (provided the same is not contrary to applicable law) any instruments of proxy or voting instruction forms, as applicable, in respect of Shares deposited under the Enhanced Offer, to revoke any instruments of proxy or voting instruction forms given prior to, on or after the date the Offeror takes up and pays for the Deposited Shares, and to designate in any such instruments of proxy or voting instruction forms, any person or persons, which person or persons may include, without limitation, the Offeror and/or a representative of the Offeror, as the proxyholder of such Shareholder in respect of the Shares so deposited.

    The Offeror reserves the right to permit the Enhanced Offer to be accepted in a manner other than as set forth herein.

    SHAREHOLDERS ARE ADVISED THAT THE METHOD CHOSEN TO TRANSMIT ANY CERTIFICATE(S) REPRESENTING THE SHARES, THE LETTER OF TRANSMITTAL AND ELECTION FORM, ANY NOTICE OF GUARANTEED DELIVERY AND ANY OTHER DOCUMENT IS AT THE OPTION AND RISK OF EACH DEPOSITING SHAREHOLDER. THE OFFEROR RECOMMENDS THAT MATERIAL BE DELIVERED BY HAND TO THE DEPOSITARY OR U.S. FORWARDING AGENT AND A RECEIPT OBTAINED, AND IF MAILED, THAT REGISTERED MAIL WITH RETURN RECEIPT REQUESTED BE USED AND THAT PROPER INSURANCE BE OBTAINED.

    Shareholders whose Shares are registered in the name of an Intermediary should contact their Intermediary if they wish to accept the Enhanced Offer for assistance in depositing the Shares under the Enhanced Offer.

4.  CONDITIONS OF THE ENHANCED OFFER

    The Offeror will have the right to withdraw the Enhanced Offer and not take up and pay for, or to extend the period of time during which the Enhanced Offer is open and delay taking up and paying for, any Shares deposited under the Enhanced Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

    (a) THE FORDING-TECK COMBINATION WILL NOT HAVE BEEN APPROVED BY
       SHAREHOLDERS;

    (b) the Offeror will have received written confirmation from Fording
       (i) that neither Fording Coal Limited/Les Charbons Fording, Limitee, nor any of Fording's affiliates or associates have entered into, or will prior to the Expiry Time enter into, a new and binding agreement with Westshore for the provision of ship-loading and port services as described in the supplement to Fording's Management Circular under the heading "Combination Agreement -- Westshore Terminal Agreement" or any similar agreement; or (ii) if such an agreement has been entered into, the details of all material terms of such agreement, including its date, minimum contractual volumes, price, and term, and all such terms shall be acceptable to the Offeror in its sole discretion;

    (c) a number of Shares that, together with the Shares of Fording held by the Offeror, the Partnership, the Partners and their respective affiliates, represents at least 66 2/3% of the Shares (calculated on a diluted basis) shall have been validly deposited under the Enhanced Offer and not withdrawn at the Expiry Time;

    (d) all outstanding options, if any, to acquire Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror acting in its sole discretion;

    (e) either: the applicable waiting period under Part IX of the Competition Act will have expired or been waived in accordance with the Competition Act and the Commissioner will have advised the Offeror in writing (which advice will not have been rescinded or amended), to the satisfaction of the Offeror, acting in its sole discretion, that the Commissioner does not at that time have grounds on which to make application under
       Part VIII of the Competition Act in respect of the purchase of the Shares under the Enhanced Offer; or the Commissioner will have issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the purchase of the Shares under the Enhanced Offer;

    (f) the waiting period applicable to the consummation of the Enhanced Offer under the HSR Act will have expired or been terminated; and it will not have been publicly disclosed, nor will the Offeror have otherwise learned that any person will have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire Fording or any assets or subsidiaries of Fording;

    (g) a registration statement of which this Enhanced Offer and Circular form a part, applicable to the issuance of the Exchange Rights and the Units, will have become effective with the SEC and there will have been no stop order or proceedings seeking a stop order with respect to such registration statement;

    (h) the Offeror will have determined in its sole judgment that all material "blue sky" laws and other state securities laws applicable to the issuance of the Exchange Rights and the Units will have been complied with;

    (i) the Offeror will have determined in its sole judgment that all material, necessary or desirable regulatory approvals (including, without limitation, those of any stock exchange or other regulatory authorities), other than that listed immediately above, will have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment and any applicable governmental or regulatory waiting periods will have expired or been terminated;

    (j) the Offeror will have determined in its sole judgment that (i) no act, action, suit or proceeding will have been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group, trust, trustee, personal representative or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy will have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

       (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

       (B) which if the Enhanced Offer were consummated, could, in the sole judgment of the Offeror, materially and adversely affect Fording and its subsidiaries, affiliates, associates or entities in which it has a direct or indirect material interest, considered on a consolidated basis; or

       (C) which, in the sole judgment of the Offeror, might challenge, prevent, or make uncertain the ability of or make it inadvisable, for the Offeror to proceed with the Enhanced Offer and/or with the taking up and paying for Shares under the Enhanced Offer;

    (k) the Offeror will have determined in its sole judgment that there will not exist any prohibition at law against the Offeror making the Enhanced Offer or taking up and paying for the Shares deposited under the Enhanced Offer;

    (l) the Offeror will have determined in its sole judgment that Fording and its affiliates and associates have not taken any action or have failed to take any action which might make it inadvisable for the Offeror to proceed with the Enhanced Offer and/or with the taking up and paying for Shares under the Enhanced Offer and/or with the implementation of the Offeror's plans as described in Section 8 of the Circular, "Plans for Fording" and Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer"; including, without limiting the generality of the foregoing, any issuance of securities or options to purchase securities, any payments or dividends out of the ordinary course, any agreement or understanding relating to the sale, disposition of or other dealing with the business or properties of Fording, its affiliates or associates or any part thereof or interest therein or relating to the rights of Fording, its affiliates or associates to manage, operate or control the conduct of the business or any part thereof;

    (m) there will not have occurred (or, if there will have previously occurred, there will not have been disclosed, generally or to the Offeror in writing, prior to the commencement of the Enhanced Offer) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Fording or any of its affiliates or associates considered on a consolidated basis which, in the sole judgment of the Offeror, is material and adverse or may reasonably be considered to be significant to a purchaser of Shares;

    (n) the Offeror will have determined in its sole judgment that there will not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may materially adversely affect, the financial or syndicated loan markets in Canada, the United States or elsewhere generally or other markets relevant to the business of Fording or any of its affiliates or associates;

    (o) the Offeror will have determined in its sole judgment that none of the following exists or has occurred (which has not been cured or waived) or has been threatened: (i) any material right, franchise or licence of Fording or any of its associates or affiliates has been impaired or otherwise adversely affected which might make it inadvisable for the Offeror to proceed with the Enhanced Offer and/or with the taking up and paying for Shares under the Enhanced Offer, or (ii) any covenant, term or condition of any of Fording's or of any of its associates' or affiliates' instruments or agreements exists which might make it inadvisable for the Offeror to proceed with the Enhanced Offer and/or with the taking up and paying for Shares under the Enhanced Offer (including, but not limited to, any default that may ensue as a result of the Offeror taking up and paying for Shares under the Enhanced Offer); and

    (p) the Offeror will not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Fording or any of its affiliates or associates with any securities commission or similar securities regulatory authority in any of the provinces of Canada, including without limitation any annual information form, annual report, financial statement, material change report, current report or management proxy circular or in any document so filed or released by Fording to the public, which the Offeror will have determined in its sole judgment is material and adverse or may reasonably be considered to be significant to a purchaser of Shares.

    The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Except as set out below, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    Notwithstanding the foregoing, the Offeror may not and will not waive any of the foregoing conditions in whole or in part to the extent that the waiver thereof would result in the Enhanced Offer no longer being structured so as to constitute a "Permitted Bid" within the meaning of the Shareholder Rights Plan ("SRP") of Fording. In particular, and despite paragraph (a) above, the Offeror represents that no Shares will be taken up or paid for pursuant to the Enhanced Offer (i) prior to the close of business on December 27, 2002; and (ii) unless at the Expiry Time more than 50% of the Shares held by "Independent Shareholders" (within the meaning of the SRP) shall have been deposited or tendered pursuant to the Enhanced Offer and not withdrawn. The Offeror further represents that Shares may be deposited pursuant to the Enhanced Offer at any time prior to the Expiry Time and that any Shares deposited pursuant to the Enhanced Offer may be withdrawn until taken up and paid for by the Offeror. In addition, the Offeror also represents that in the event that at the Expiry Time more than 50% of the Shares held by "Independent Shareholders" shall have been deposited or tendered pursuant to the Enhanced Offer and not withdrawn, the Offeror will make a public announcement of that fact and the Enhanced Offer will remain open for deposits and tenders of Shares for not less than 10 "Business Days" (as defined in the SRP) from the date of such public announcement.

    Any waiver of a condition or the withdrawal of the Enhanced Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Enhanced Offer, "Notices and Delivery", and will provide a copy of the aforementioned notice to the TSX. If the Enhanced Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Enhanced Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

    Any determination by the Offeror concerning the events described in this
Section 4 will be final and binding upon all parties.

5.  EXTENSION, VARIATION OR CHANGE OF THE ENHANCED OFFER

    The Enhanced Offer is open for acceptance until, but not after, the Expiry Time.

    The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Enhanced Offer is open for acceptance, to extend the Expiry Time or to vary the Enhanced Offer by giving written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Enhanced Offer, "Notices and Delivery", to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

    Where the terms of the Enhanced Offer are varied (other than a variation consisting solely of a waiver of a condition of the Enhanced Offer set forth in
Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer"), the Enhanced Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law.

    During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Enhanced Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time or a variation of the Enhanced Offer does not constitute a waiver by the Offeror of its rights under
Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer".

    If the consideration being offered for the Shares under the Enhanced Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Enhanced Offer.

6.  PAYMENT FOR DEPOSITED FORDING SHARES

    If all the conditions referred to under "Conditions of the Enhanced Offer" in Section 4 of the Enhanced Offer have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up and pay for Shares deposited under the Enhanced Offer and not withdrawn not later than 10 days from the Expiry Time and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. In accordance with applicable law, the Offeror will take up and pay for Shares deposited under the Enhanced Offer after the date on which it first takes up Shares deposited under the Enhanced Offer within 10 days of such deposit. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Enhanced Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

    The Offeror will pay for Shares validly deposited under the Enhanced Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary), and by providing the Depositary with sufficient certificates for the Exchange Rights in accordance with Shareholder elections validly made, for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment. Fractions of Exchange Rights will not be distributed. Fractional interests will be paid for in cash as provided in Section 1 of the Enhanced Offer.

    The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Enhanced Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

    For Shareholders who have elected or are otherwise entitled to receive cash in exchange for their Shares, the Depositary will forward to each such Shareholder one or more cheques in Canadian dollars. For Shareholders who have elected or are otherwise entitled to receive Exchange Rights in exchange for their Shares, the Depositary will forward to each such Shareholder a certificate representing the Exchange Rights to which such holder is entitled together with a cheque in Canadian dollars for the cash portion, if any, of the payment in lieu of any fractional interest in an Exchange Right. Delivery will be made by first class mail, postage prepaid, to Shareholders at the address specified in the Letter of Transmittal and Election Form unless the depositing Shareholder instructs the Depositary in the Letter of Transmittal and Election Form to hold the cheque(s) and, where and as applicable, certificate(s) representing Exchange Rights for pick-up. If no address is specified in a Letter of Transmittal and Election Form, the certificate(s) for Exchange Rights and/or cheque(s) payable will be forwarded to the address of the holder as shown on the share register of Fording.

7.  WITHDRAWAL OF DEPOSITED FORDING SHARES

    Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Enhanced Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Shares deposited in acceptance of the Enhanced Offer may be withdrawn by or on behalf of the depositing Shareholder at any time until they are taken up and paid for by the Offeror.

    In addition, if:

    (a) there is a variation of the terms of the Enhanced Offer before the Expiry Time (including any extension of the period during which Shares may be deposited hereunder or the modification of a term or condition of the Enhanced Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Enhanced Offer, where the Expiry Time is not extended for a period greater than 10 days after notice of the variation has been delivered); or

    (b) a notice of variation in respect of the information contained in the Enhanced Offer and the accompanying Circular or in any subsequent notice of variation is delivered to persons whose Shares were not taken up at the date of the occurrence of the change, then any Shares deposited under the Enhanced Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

    For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary or the U.S. Forwarding Agent at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy; (ii) signed by or on behalf of the person who signed the Letter of Transmittal and Election Form (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; and (iii) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal and Election Form (as described in the rules and instructions set out in such letter), except in those cases where the Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary or the U.S. Forwarding Agent of the properly completed notice of withdrawal. None of the Depositary, the Offeror, the U.S. Forwarding Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

    IN ADDITION TO THE FOREGOING RIGHTS OF WITHDRAWAL, SHAREHOLDERS IN CERTAIN PROVINCES OF CANADA ARE ENTITLED TO STATUTORY RIGHTS OF RESCISSION OR TO DAMAGES, OR BOTH, IN CERTAIN CIRCUMSTANCES. SEE SECTION 25 OF THE CIRCULAR, "STATUTORY RIGHTS".

    All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

    Any Share withdrawn will be deemed not to be validly deposited for the purposes of the Enhanced Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in
Section 3 of the Enhanced Offer, "Manner of Acceptance".

8.  RETURN OF FORDING SHARES

    Any deposited Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Enhanced Offer, by either sending new certificates representing Shares not purchased or returning the deposited certificates (and other relevant documents).

    Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal and Election Form or, if such name or address is not so specified, in such name and to such address as shown on the Share registers maintained by or on behalf of Fording.

9.  CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTION, LIENS

    If, on or after the date of the Enhanced Offer, Fording should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Enhanced Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such split, combination or other change.

    Shares acquired by the Offeror pursuant to the Enhanced Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Enhanced Offer on or in respect of the Shares.

    If, on or after the date of the Enhanced Offer, Fording should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares, which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Fording in respect of Shares accepted for purchase pursuant to the Enhanced Offer, the whole of such dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for those Shares and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer; provided that in the case of a cash dividend, distribution or payment payable to a depositing Shareholder that does not exceed the purchase price per Share payable in cash to such Shareholder pursuant to the Enhanced Offer, the amount of such dividend, distribution or payment will be applied by the Offeror in full or partial payment of such cash purchase price and the amount of cash otherwise payable by the Offeror in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror to the depositing Shareholder or deduct from the purchase price payable by the Offeror to the depositing Shareholder pursuant to the Enhanced Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

    On October 22, 2002, Fording declared a dividend of $0.15 per Share payable on December 16, 2002 to Shareholders of record on November 20, 2002. The rights of Shareholders to receive this $0.15 dividend will not be affected if they deposit their Shares under the Enhanced Offer.

10. MARKET PURCHASES

    Subject to applicable law, the Offeror reserves the right to and may purchase Shares in the market at any time and from time to time prior to the Expiry Time. If the Offeror purchases Shares other than pursuant to the Enhanced Offer while the Enhanced Offer is outstanding, it will do so through the facilities of the TSX and such purchases will not be made before the third Business Day following the date of the Enhanced Offer. The aggregate number of Shares acquired in this manner will not exceed 5% of the outstanding Shares on the date of this Enhanced Offer and the Offeror will issue and file a press release forthwith after the close of business of the TSX on each day on which such Shares have been purchased. Any Shares so purchased will be counted in determining whether the conditions as to the numbers of Shares deposited to the Enhanced Offer have been fulfilled.

    For purposes of this Section 10, "Market Purchases" includes purchases by the Offeror and any person acting jointly or in concert with the Offeror.

11. NOTICES AND DELIVERY

    Any notice to be given by the Offeror, the Depositary or the U.S. Forwarding Agent pursuant to the Enhanced Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders of Shares at their addresses as shown on the registers maintained by or on behalf of Fording and will be deemed to have been received on the first day following the date of mailing which is not a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Shares and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Enhanced Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination and if it is published (i) once in the National Edition of The Globe and Mail; and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post.

    The Enhanced Offer will be mailed to registered holders of Shares or made in such other manner as is permitted by applicable regulatory authorities.

    WHEREVER THE ENHANCED OFFER CALLS FOR DOCUMENTS TO BE DELIVERED TO THE DEPOSITARY OR THE U.S. FORWARDING AGENT, THOSE DOCUMENTS WILL NOT BE CONSIDERED DELIVERED UNLESS AND UNTIL THEY HAVE BEEN PHYSICALLY RECEIVED AT ONE OF THE ADDRESSES LISTED FOR THE DEPOSITARY OR THE U.S. FORWARDING AGENT ON THE LETTER OF TRANSMITTAL AND ELECTION FORM OR NOTICE OF GUARANTEED DELIVERY, AS APPLICABLE. WHEREVER THE ENHANCED OFFER CALLS FOR DOCUMENTS TO BE DELIVERED TO A PARTICULAR OFFICE OF THE DEPOSITARY OR THE U.S. FORWARDING AGENT, THOSE DOCUMENTS WILL NOT BE CONSIDERED DELIVERED UNLESS AND UNTIL THEY HAVE BEEN PHYSICALLY RECEIVED AT THE PARTICULAR OFFICE AT THE ADDRESS INDICATED ON THE LETTER OF TRANSMITTAL AND ELECTION FORM OR NOTICE OF GUARANTEED DELIVERY, AS APPLICABLE.

12. MAIL SERVICE INTERRUPTION

    Notwithstanding the provisions of the Enhanced Offer, the Circular, the Letter of Transmittal and Election Form or the Notice of Guaranteed Delivery, cheques, certificates for securities and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Enhanced Offer, "Notices and Delivery". The deposit of cheques and certificates for securities with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Shares were deposited.

13. SHAREHOLDERS IN CERTAIN JURISDICTIONS

    The Canadian Coal Trust and Sherritt are filing a registration statement with the SEC with respect to the Exchange Rights and Units to be issued and delivered pursuant to the Enhanced Offer in the United States. The Offeror and Sherritt reserve the right to pay for the Shares validly deposited under the Enhanced Offer and not withdrawn by providing the Depositary with sufficient funds in cash (by bank transfer or other means satisfactory to the Depositary) for transmittal to specific Shareholders, in the event that the Exchange Rights or the Units may not be lawfully delivered without further action by the Offeror, Sherritt or the Trust to persons resident in certain states of the United States or residents in other jurisdictions. Tendering Shareholders in such jurisdictions or who appear to the Offeror, relying on the address provided by the Shareholder, to be in such jurisdictions will receive, in lieu of the Exchange Rights or the Units, the Cash Option.

14. OTHER TERMS OF THE ENHANCED OFFER

    The Enhanced Offer and all contracts resulting from acceptance hereof will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Enhanced Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

    Where the Enhanced Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

    No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror, the Partnership, the Partners or their respective affiliates not contained herein or in the accompanying Circular and, if given or made, such information or representation must not be relied upon as having been authorized.

    The provisions of the Glossary, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery accompanying the Enhanced Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Enhanced Offer. The accompanying Circular constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Enhanced Offer.

    The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and Sherritt is incorporated, and the Canadian Coal Trust has been established under the laws of Canada, that some or all of the directors and officers of the Offeror and Sherritt and the Trustees of the Canadian Coal Trust are residents of a foreign country, that some or all of the Dealer Managers or experts named in the registration statement referred to in Section 13 of the Enhanced Offer, "Shareholders in Certain Jurisdictions", may be residents of a foreign country, and that all or a substantial portion of the assets of said persons may be located outside the United States.

    Shareholders should be aware that, during the currency of the Enhanced Offer, the Offeror, the Partnership and the Partners, and their respective affiliates, may, directly or indirectly, bid for and make purchases of Shares or other securities of Fording as permitted by applicable laws or regulations of Canada or its provinces or territories.

    The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Enhanced Offer, Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery, the validity of any acceptance of the Enhanced Offer, the validity of any elections and the validity of any withdrawals of Shares.

    Dated: December 16, 2002

                                          SHERRITT COAL ACQUISITION INC.
                                          (Signed) DENNIS G. MASCHMEYER
                                          President and Chief Executive Officer

                                    CIRCULAR

    The following information is supplied with respect to the accompanying Enhanced Offer by the Offeror to purchase all of the outstanding Shares of Fording, including Shares that may become outstanding on exercise of options. The terms and conditions of the Enhanced Offer are incorporated in and form part of this Circular, including details as to payment and withdrawal rights. Terms defined in the Enhanced Offer and not otherwise defined in this Circular will have the meanings given in the Enhanced Offer.

    THE INFORMATION CONCERNING FORDING, TECK, WESTSHORE AND THEIR RESPECTIVE AFFILIATES (INCLUDING FORWARD-LOOKING STATEMENTS) CONTAINED IN THE ENHANCED OFFER AND THIS CIRCULAR HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS OF FORDING, TECK, WESTSHORE AND THEIR RESPECTIVE AFFILIATES ON FILE WITH THE CANADIAN AND U.S. SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN THAT ARE TAKEN FROM OR ARE BASED UPON THOSE DOCUMENTS AND RECORDS OR OTHER PUBLIC SOURCES ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION TAKEN FROM OR BASED UPON THOSE DOCUMENTS, RECORDS AND OTHER PUBLIC SOURCES, OR FOR ANY FAILURE BY FORDING, TECK, WESTSHORE OR THEIR RESPECTIVE AFFILIATES TO DISCLOSE PUBLICLY EVENTS OR FACTS THAT MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY INFORMATION, BUT WHICH ARE UNKNOWN TO THE OFFEROR.

1.  THE OFFEROR

    The Offeror was formed under the laws of Canada on October 24, 2002. The Partnership is the owner of all the issued and outstanding shares of the Offeror. The principal office of the Offeror is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The Offeror has been formed solely for the purpose of making the Enhanced Offer and has not otherwise carried on any material business or activity. As at the date of this Circular, the Offeror does not own any Shares of Fording.

2.  SHERRITT COAL PARTNERSHIP II

    The Partnership was formed under the laws of Ontario on October 21, 2002. The two partners of the Partnership are wholly-owned subsidiaries of Sherritt and OTPP, respectively. The offices of the Partnership are located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The Partnership has been formed solely for the purpose of making the Enhanced Offer and has not otherwise carried on any material business or activity. As of the date of this Circular, the Partnership does not own any Shares of Fording.

3.  ONTARIO TEACHERS' PENSION PLAN BOARD

    OTPP is responsible for the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers. Since 1990, OTPP's assets have grown from $17 billion to over $68 billion as of June 30, 2002, representing an average annual return of 11.7%. OTPP also has a 50% interest in Luscar Energy Partnership. The offices of OTPP are located at 5650 Yonge Street, Toronto, Ontario, M2M 4H5.

    As of the date of this Circular, OTPP beneficially owns 3,150,260 Shares, representing approximately 6.2% of the Shares of Fording outstanding at the date hereof. OTPP has advised the Offeror that it intends to vote its Shares against the Fording-Teck Combination and to deposit these Shares under the Enhanced Offer and elect to receive Exchange Rights in consideration therefor.

4.  SHERRITT INTERNATIONAL CORPORATION

    Sherritt International Corporation is a diversified Canadian resource company with assets of $2 billion that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, has a 50% interest in Luscar Energy Partnership which owns Luscar Ltd., Canada's largest coal producer, 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food-processing, agriculture and tourism in Cuba. The principal office of Sherritt is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7. As at the date of this Circular, Sherritt does not own any Shares of Fording.

    The Exchange Rights that a Shareholder may elect to receive under the Enhanced Offer are securities of Sherritt. Sherritt has undertaken to issue sufficient Exchange Rights to the Offeror to satisfy its obligations pursuant to the Enhanced Offer. Shareholders considering electing to receive Exchange Rights pursuant to the Enhanced Offer are referred to Appendix B to the Circular for detailed disclosure with respect to Sherritt and to Appendix C to the Circular which contains certain financial statements of Sherritt.

5.  THE CANADIAN COAL TRUST

    The Canadian Coal Trust is an open-ended, limited purpose trust established under the laws of Ontario by the Declaration of Trust on December 16, 2002. The Canadian Coal Trust will have an indirect interest in the MetCoal Company through its ownership of SCAI Shares and all of the SCAI Series A Notes. The Partnership will also own the SCAI Shares and all of the SCAI Series B Notes. See "The Canadian Coal Trust" in Appendix A to this Circular.

    While it is intended that the Canadian Coal Trust will qualify as a "mutual fund trust" for purposes of the Tax Act, the Canadian Coal Trust is neither a mutual fund trust for the purposes of applicable securities laws in Canada, nor registered as an "investment company" within the meaning of the United States INVESTMENT COMPANY ACT OF 1940 (the "U.S. 1940 Act"). Therefore, the protections of applicable securities laws in Canada regulating mutual funds and the protection of the U.S. 1940 Act will not be available to Unitholders.

    The principal office of the Canadian Coal Trust is located at 1133 Yonge Street, Toronto, Ontario M4T 2Y7.

6.  PURPOSE OF THE ENHANCED OFFER

    If the Offeror takes up and pays for the Shares validly deposited under the Enhanced Offer, the Offeror intends to exercise its rights under the CBCA to permit it to acquire all the Shares not deposited under the Enhanced Offer or, if such rights of Compulsory Acquisition are not available, the Offeror may seek to acquire, directly or indirectly, all of the Shares through other means. See
Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer". However, the Offeror reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms not described herein.

7.  BENEFITS OF THE ENHANCED OFFER

    The Offeror believes that the Enhanced Offer is superior to the Fording-Teck Combination for the following reasons:

EQUIVALENT DISTRIBUTABLE CASH FLOW INITIALLY AND HIGHER DISTRIBUTABLE CASH FLOW
  LONG TERM

    The first quarter 2003 target for distributable cash flow per Unit of the Canadian Coal Trust and the proposed Fording-Teck Combination first quarter 2003 target amount are the same at $1.05. The Offeror believes that the Canadian Coal Trust will be able to generate an equivalent level of distributable cash flow initially, and a higher level of distributable cash flow per Unit over the long term, given the potential greater cost savings of the combination of the metallurgical coal assets of Fording and the Met Coal Assets, than the trust created in the Fording-Teck Combination.

    The Offeror anticipates achieving approximately one third of its cost savings in 2003. The remaining cost savings, when realized after 2003, are expected to increase annual distributable cash flow per Unit by approximately $0.60 before the benefit of any marketing or coal blending synergies.

    Factors driving this enhanced estimated distributable cash flow per Unit include:

    - The MetCoal Company will pay out 100% of distributable cash flow;

    - The MetCoal Company is expected to achieve $50 million of annual cost savings plus additional marketing and coal blending synergies;

    - Fording has disclosed that its thermal coal operations will require significant capital expenditures in 2003 and 2004 associated with a new customer contract and expansion at the Genesee Mine. The MetCoal Company will not have a material economic interest in Fording's thermal coal operations nor have the obligations associated with funding these capital expenditures;

    - The MetCoal Company is expected to have approximately $300 million of debt, excluding working capital, compared to approximately $425 million of debt, excluding working capital, for Fording under the Fording-Teck Combination and accordingly the MetCoal Company is expected to have a lower interest expense;

    - The MetCoal Company will enhance its distributable cash flow by acquiring Luscar's and CONSOL's metallurgical coal assets; and

    - The MetCoal Company will pay out or otherwise relieve Fording of the obligations under Fording's existing foreign currency hedge arrangements, while the Fording-Teck Combination will retain it. The MetCoal Company will also repay all outstanding indebtedness of Fording.

SUBORDINATION PROVIDES GREATER CERTAINTY OF DISTRIBUTABLE CASH FLOW PER UNIT

    The subordination feature of the Enhanced Offer is designed to reduce the risk for Shareholders electing to receive Exchange Rights with respect to the level of distributions they can expect to receive in 2003. The Offeror has a target for distributable cash generated by the MetCoal Company in the first quarter of 2003 of $1.05 per Unit. The Partnership will not receive any distribution in respect of its interest in the MetCoal Company in any quarter in 2003 unless the Canadian Coal Trust has first received cash interest on its SCAI Series A Notes of $1.05 per Unit in respect of that quarter. This subordination is subject to a maximum subordination amount of $11.25 million each calendar quarter, for an aggregate annual maximum subordination amount of $45 million. This subordination feature demonstrates the confidence Sherritt and OTPP have in the superior cash distributions available to Unitholders through the benefits of the combined metallurgical assets and resultant synergies. The Fording-Teck Combination does not offer any subordination feature.

STRONGER CAPITAL STRUCTURE

    The MetCoal Company is expected to have consolidated debt of not more than approximately $300 million, excluding working capital, which includes the costs of unwinding Fording's exchange hedge arrangements and paying the $51 million break-up fees under the Fording-Teck Combination. The MetCoal Company is expected to have a debt to EBITDA ratio (excluding working capital) of 1.1x based on annualized, year-to-date pro forma EBITDA, whereas, under the Fording-Teck Combination, Fording is expected to have a pro forma debt to EBITDA ratio of 2.0x based on annualized, year-to-date pro forma EBITDA.

LOWER CORPORATE OVERHEAD COSTS

    An independent entity will be established to provide management services to the MetCoal Company at a fee that will be less than the corporate overhead expense for Fording in 2002 (excluding unusual and one time items). In addition, management of the independent entity will be compensated based on the amount of savings generated. Unlike the 3.6 million unit management option plan and the estimated $2 million of annual additional corporate overhead costs under the Fording-Teck Combination, this management structure will not result in increased costs to, or dilution of, the Canadian Coal Trust.

STRONG CORPORATE GOVERNANCE

    The Canadian Coal Trust will have entirely independent trustees and the MetCoal Company will have a majority of independent board members. Under the Fording-Teck Combination, Teck and Westshore combined will have the ability to nominate a majority of the trustees of the trust and a majority of the board members of Fording.

8.  PLANS FOR FORDING

    On October 21, 2002, the Partnership announced its intention to make the Original Offer and stated that it was also considering supplementing the Original Offer to give Shareholders the opportunity to receive Exchange Rights for income fund trust units for all or a portion of their Shares.

    Later on October 21, 2002, Fording announced that its board of directors had unanimously agreed to reorganize Fording into an income trust. Fording stated that the reorganization would be undertaken by way of a plan of arrangement under the CBCA. Pursuant to the arrangement, Shareholders would effectively exchange their Shares on a one-for-one basis for units of a trust that would be established as part of the arrangement. Fording stated that it anticipated that a special meeting of Shareholders to consider the transaction would be held in December 2002.

    On November 6, 2002, Fording announced in its directors' circular (the "Fording Director's Circular") that the board of directors of Fording unanimously recommended rejection of the Original Offer to the Shareholders.

    On November 12, 2002, Fording announced that upon implementation of its proposed reorganization into an income trust announced on October 21, 2002, Shareholders would receive $3.00 per Share in addition to an income trust unit for each Share held. Fording also announced that it had negotiated the replacement of bank credit facilities with RBC Capital Markets totalling
$425 million to fund the additional $3.00 per Share payment under the proposed reorganization. Fording stated that its reorganization into an income trust and payment of the $3.00 per Share would be effected by a plan of arrangement under the CBCA, subject to Shareholder approval, among other things. Fording further stated that, subject to an interim order by the Court of Queen's Bench of Alberta, shareholder approval would be sought at a special meeting of Shareholders to be held on December 20, 2002.

    On November 20, 2002, Fording obtained an interim order of the Court of Queen's Bench of Alberta, permitting Fording to call a Special Meeting of Shareholders to consider and, if deemed advisable, to pass a special resolution to approve the reorganization, on December 20, 2002. On November 25, 2002, Fording filed and mailed its management information circular (the "Fording Management Circular") in respect of the Special Meeting of Shareholders scheduled to be held on December 20, 2002.

    On December 4, 2002, Fording announced by way of press release that it had entered into an agreement with Teck and Westshore whereby Fording would amend the plan of arrangement it was presenting to Shareholders for approval to provide that Shareholders would receive a combination of cash and units through the Fording-Teck Combination. Fording advised that pursuant to the Fording-Teck Combination, its income trust would own all the existing businesses of Fording and, through a newly-formed partnership, the metallurgical coal assets of Teck. Fording further stated that Teck and Westshore would subscribe for an aggregate of $340 million in units of Fording's proposed income trust. On December 9, 2002, Fording filed and mailed a supplement to the Fording Management Circular in respect of the Fording-Teck Combination. The payment of $3.00 per Share originally proposed by Fording in the Fording Management Circular was withdrawn.

    On December 12, 2002, the Partnership announced by way of press release that it would cause the Offeror to enhance its Original Offer and outlined the terms of the Enhanced Offer.

    Later on December 12, 2002, Fording announced that it was postponing the date of its Special Meeting of Shareholders that is being held to consider the Fording-Teck Combination from December 20, 2002 to January 3, 2003.

    Provided the Fording-Teck Combination is not approved, and the Enhanced Offer is completed, the Offeror intends to acquire all of the outstanding Shares of Fording. The Offeror's intention is to effect the various transactions reflected in Appendix A to this Circular in relation to the Canadian Coal Trust, SCAI, the MetCoal Company, the Units and the Exchange Rights, all having the assets, rights, liabilities or attributes, as the case may be, as described in greater detail in Appendix A to this Circular.

9. THE CANADIAN COAL TRUST, SCAI, THE METCOAL COMPANY, THE UNITS AND THE EXCHANGE RIGHTS

    Appendix A to this Circular contains detailed disclosure with respect to the Canadian Coal Trust, SCAI (the "Offeror"), the MetCoal Company, the attributes of the Exchange Rights and of the Units. Appendix B to this Circular contains detailed disclosure with respect to Sherritt, as issuer of the Exchange Rights. Reference should be made to both Appendix A and Appendix B, which form an integral part of this Circular, for details of all these matters.

10. OWNERSHIP OF FORDING SHARES

    To the knowledge of the directors and senior officers of the Offeror, based on publicly available information, no Shareholder holds more than 10% of the issued and outstanding Shares of Fording. As at the date hereof, OTPP beneficially owns 3,150,260 Shares, representing approximately 6.2% of the outstanding Shares and the Offeror, the Partnership, the Partners and Sherritt neither own, nor exercise control or direction over, any securities of Fording. OTPP has advised the Offeror that it intends to deposit these Shares under the Enhanced Offer and elect to receive Exchange Rights in consideration therefor, subject to proration. OTPP has also advised the Offeror that it intends to vote its Shares against the Fording-Teck Combination.

    Other than as set out above, no securities of Fording are owned, nor is control or direction over securities of Fording exercised by, any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, by any associate of any such director or senior officer, by any person or company holding more than 10% of any equity securities of the Offeror, or by any person acting jointly or in concert with the Offeror in connection with the Enhanced Offer.

    There is no person or company acting jointly or in concert with the Offeror in connection with the transactions described in the Enhanced Offer and this Circular, other than the Partnership and the Partners, and their respective affiliates.

11. PRICE RANGE AND TRADING VOLUME OF FORDING SHARES

    No securities of Fording have been traded during the twelve-month period preceding the date of the Original Offer by the Offeror, by the directors or senior officers of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, by any associate or affiliate of the Offeror, by any associate of any such director or senior officer of the Offeror, by any person or company holding more than 10% of any equity securities of the Offeror or by any person acting jointly or in concert with the Offeror, except for the following purchases and sales of Shares:

                                                                                      Price Per Share (Cdn.$)
                                                                                     (includes commissions paid
Party                         Trade Date        Nature of Trade   Number of Shares      in the case of OTPP)
-----                     -------------------   ---------------   ----------------   --------------------------
OTPP....................   November 6, 2001         Sell               (25,414)                26.23
OTPP....................   November 7, 2001         Sell              (110,500)                25.80
OTPP....................   November 8, 2001         Sell              (346,200)                25.16
OTPP....................   November 9, 2001         Sell                (1,000)                24.97
OTPP....................   November 12, 2001        Sell               (30,500)                24.97
OTPP....................   November 13, 2001        Sell               (94,300)                25.18
OTPP....................   November 19, 2001        Sell               (20,000)                25.97
OTPP....................   December 4, 2001       Purchase              35,000                 26.74
OTPP....................   December 4, 2001       Purchase              15,000                 26.43
OTPP....................   December 5, 2001       Purchase              50,000                 27.36
OTPP....................   December 5, 2001       Purchase               2,500                 27.32
OTPP....................   December 5, 2001       Purchase              57,800                 27.33
OTPP....................    January 9, 2002         Sell               (26,000)                26.83
OTPP....................   February 4, 2002         Sell                (6,200)                26.36
OTPP....................   February 6, 2002         Sell               (57,800)                26.72
OTPP....................   February 7, 2002         Sell                   (50)                26.90
OTPP....................     March 4, 2002          Sell                (7,200)                28.79

                                                                                      Price Per Share (Cdn.$)
                                                                                     (includes commissions paid
Party                         Trade Date        Nature of Trade   Number of Shares      in the case of OTPP)
-----                     -------------------   ---------------   ----------------   --------------------------
OTPP....................      May 3, 2002           Sell               (52,000)                30.90
OTPP....................     May 31, 2002         Purchase              80,500                 31.63
OTPP....................     May 31, 2002         Purchase               1,800                 31.68
OTPP....................     June 3, 2002         Purchase              57,000                 32.64
OTPP....................     June 4, 2002           Sell                (3,800)                32.09
OTPP....................     June 4, 2002         Purchase              40,700                 32.54
OTPP....................     June 5, 2002           Sell                (3,000)                32.18
OTPP....................     June 25, 2002          Sell               (57,000)                28.27
OTPP....................     July 2, 2002           Sell               (16,100)                28.11
OTPP....................     July 3, 2002           Sell                (8,100)                28.98
OTPP....................     July 3, 2002           Sell                (8,200)                29.25
OTPP....................    August 14, 2002         Sell                (3,600)                23.77
OTPP....................    August 14, 2002         Sell                (2,400)                23.39
OTPP....................    August 15, 2002         Sell                (1,600)                23.83
OTPP....................    August 15, 2002         Sell               (51,600)                23.72
OTPP....................   September 4, 2002        Sell              (141,313)                23.32
OTPP....................  September 13, 2002      Purchase             337,000                 22.83
OTPP....................  September 18, 2002      Purchase             250,000                 23.03
OTPP....................  September 18, 2002      Purchase              50,000                 23.03
OTPP....................  September 20, 2002      Purchase               2,500                 22.70
OTPP....................  September 20, 2002      Purchase               4,100                 22.85
OTPP....................  September 20, 2002      Purchase               4,300                 22.70
OTPP....................  September 20, 2002      Purchase               9,500                 22.70
OTPP....................  September 20, 2002      Purchase               3,500                 22.65
OTPP....................  September 20, 2002      Purchase               2,500                 22.65
OTPP....................  September 23, 2002      Purchase              25,100                 22.17
OTPP....................  September 23, 2002      Purchase               5,000                 22.10
OTPP....................  September 24, 2002      Purchase             189,300                 22.18
OTPP....................  September 24, 2002      Purchase              31,700                 22.17
OTPP....................  September 25, 2002      Purchase              61,000                 22.53
OTPP....................  September 25, 2002      Purchase              18,000                 22.25
OTPP....................  September 26, 2002      Purchase              26,400                 23.03
OTPP....................    October 1, 2002       Purchase              58,700                 22.53
OTPP....................    October 1, 2002       Purchase               4,800                 21.79
OTPP....................    October 1, 2002       Purchase               5,300                 21.98
OTPP....................    October 1, 2002       Purchase               5,800                 22.04
OTPP....................    October 3, 2002       Purchase             242,500                 22.43
OTPP....................    October 3, 2002       Purchase              75,500                 22.43
OTPP....................    October 4, 2002       Purchase              10,100                 23.03
OTPP....................    October 7, 2002       Purchase              13,400                 22.91
OTPP....................    October 8, 2002       Purchase               8,900                 23.03
OTPP....................    October 8, 2002       Purchase              24,600                 23.01
OTPP....................    October 8, 2002       Purchase               1,100                 23.03
OTPP....................    October 8, 2002       Purchase              10,000                 23.03
OTPP....................    October 9, 2002       Purchase             626,400                 22.92
OTPP....................    October 9, 2002       Purchase             301,100                 22.93
OTPP....................   October 10, 2002       Purchase               9,000                 22.96

12. COMMITMENTS TO ACQUIRE FORDING SHARES

    With the exception of the Shares proposed to be acquired pursuant to the Enhanced Offer, neither the Offeror nor any of its directors or senior officers, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate or affiliate of the Offeror, any associates of any such directors or senior officers, any person or company who beneficially owns, directly or indirectly, more than 10% of any equity securities of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Fording.

13. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

    There are no formal or informal arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Fording and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or for such directors or senior officers remaining in or retiring from office as a result of the Enhanced Offer. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of Fording (other than OTPP) with respect to the Enhanced Offer or between the Offeror and any person with respect to any securities of Fording in relation to the Enhanced Offer.

14. MATERIAL CHANGES IN THE AFFAIRS OF FORDING AND OTHER INFORMATION

    The Offeror has no information that indicates any material change in the affairs of Fording since the date of the last published financial statements of Fording, other than matters disclosed in this Circular, Fording Directors' Circular, Fording's Management Circular and the supplement to the Fording Management Circular dated December 8, 2002. The Offeror has no knowledge of any other matter that has not previously been generally disclosed and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Enhanced Offer.

15. SOURCE OF FUNDS

    If all outstanding Shares are deposited under the Enhanced Offer, the maximum amount of cash required by the Offeror to purchase all Shares will be $850 million. In addition, the Offeror estimates the amounts required to pay break fees in connection with the Fording-Teck Combination, to repay debt facilities and to terminate certain foreign exchange arrangements of Fording will be approximately $332 million.

    Of the total funds required, up to $400 million will be funded in equal amounts by the Partners from funds on hand. These funds will be injected by way of equity contribution to, or long term subordinated indebtedness of, the Offeror.

    The Offeror has obtained a commitment for a bridge loan facility, of which up to approximately $300 million is expected to be drawn, from an affiliate of an investment banking firm and several Canadian chartered banks. Of the $300 million expected to be drawn, approximately $90 million will be used to pay the break fee and repay a portion of the existing debt and hedging obligations of Fording. The remaining $210 million expected to be drawn will be applied towards the purchase of Shares. In the event that less than $210 million is required from this bridge loan to purchase Shares under the Enhanced Offer, then, to the extent of any such difference up to $210 million, the Offerer intends that the proceeds of this bridge loan facility or funds available under its other credit facilities will be used to fund a special distribution by SCAI to the Partnership and the Canadian Coal Trust, on a pro rata ownership basis. The Canadian Coal Trust will use the funds to pay a special distribution to holders of Units. The bridge loan commitment is subject to customary conditions including the absence of a material adverse change in the business or financial condition of Fording and the entering into of definitive loan documents containing usual and customary provisions for such a financing.

    The bridge loan facility will initially be secured by a pledge of all of the Shares acquired by the Offeror and any other assets of the Offeror. The bridge loan facility is required to be repaid in full on the first day following the first anniversary of the date of the initial advance, and is also subject to mandatory repayment from the proceeds of certain asset sales and future debt or equity offerings. The facility bears interest and is subject to fees at levels customary for credit facilities of this type. The bridge loan facility will include covenants, representations, warranties, conditions and default provisions which are customary for credit facilities of this type. It is expected that borrowings under the bridge loan facility will be repaid from future cash flow of the MetCoal Company and from future financings during the bridge period. At the time of the Amalgamation, the bridge loan facility will be assumed by the MetCoal Company and secured by substantially all of the assets of the MetCoal Company and its subsidiaries (other than inventory and receivables). The Offeror expects that the bridge loan facility will be refinanced with a credit facility on or about the Date of Exchange on terms consistent with investment grade facilities. The Offeror has received an offer of a committed $425 million investment grade credit facility of this type from a Canadian chartered bank to refinance both this bridge loan facility and the $100 working capital facility described under "Funding, Acquisition and Related Transactions -- Credit Arrangements of Sherritt Coal Acquisition Inc. and the MetCoal Company" in Appendix A to the Circular.

    OTPP has also agreed to provide financing in the form of a subordinated loan facility in an amount, if any, equal to the balance required to complete the Enhanced Offer, from funds on hand. Availability of the subordinated loan facility is subject to the entering into of definitive loan documents. The subordinated loan facility is unsecured, has a term of 15 years and is not subject to scheduled repayments. The subordinated loan facility is available to the Partnership and will be advanced to the Offeror by way of long term subordinated indebtedness. The facility bears interest and is subject to fees at levels appropriate for long term, subordinated and unsecured indebtedness. The subordinated loan facility will include covenants, representations, warranties, conditions and default provisions which are customary for unsecured and subordinated indebtedness. It is expected that borrowings under the subordinated loan facility will be repaid from future cash flow of the MetCoal Company and from future financings.

16. INFORMATION CONCERNING FORDING SHARES

AUTHORIZED AND OUTSTANDING CAPITAL

    The authorized capital of Fording consists of an unlimited number of Shares. As at November 15, 2002, Fording's issued and outstanding capital consisted of 50,656,443 Shares (51,432,477 million Shares on a diluted basis). Each Share carries the right to one vote at all meetings of Shareholders of Fording and the right to receive such dividends as the directors of Fording in their discretion may declare.

PRICE RANGE AND TRADING VOLUME OF FORDING SHARES

    The Shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth the volume of trading and price range of the Shares on the TSX in the twelve month period prior to the date hereof:

TSX-Period                                                       High         Low         Volume
----------                                                    ----------   ----------   ----------
2001
  October...................................................  Cdn.$25.52   Cdn.$20.00   20,234,959
  November..................................................       27.50        24.00    6,723,330
  December..................................................       28.50        24.75    3,409,340

2002
  January...................................................       28.50        25.55    4,014,335
  February..................................................       29.85        25.91    3,754,697
  March.....................................................       31.60        28.26    3,950,840
  April.....................................................       32.50        27.90    3,750,718
  May.......................................................       32.18        28.50    2,511,213
  June......................................................       32.75        28.15    3,011,593
  July......................................................       29.47        23.50    3,542,662
  August....................................................       25.74        23.34    3,274,491
  September.................................................       24.53        22.00    4,309,759
  October...................................................       33.00        21.59   25,101,707
  November..................................................       33.05        31.25   13,959,484
  December 1 to 13..........................................       33.60        32.31   16,752,183

    The Offeror announced its intention to make the Original Offer for all the Shares on October 21, 2002. The closing price of the Shares on the TSX on October 18, 2002, the last day on which the Shares traded prior to the announcement of the Original Offer, was Cdn.$25.99.

    The following table sets forth the volume of trading and price range of the Shares on the NYSE in the twelve month period prior to the date hereof:

NYSE-Period                                                      High         Low        Volume
-----------                                                   ----------   ----------   ---------
2001
  October...................................................  U.S.$16.35   U.S.$12.85   3,761,800
  November..................................................       17.00        15.13     808,100
  December..................................................       17.91        15.75     790,400

2002
  January...................................................       17.95        16.03     939,300
  February..................................................       18.64        16.25     487,500
  March.....................................................       19.74        17.94     832,400
  April.....................................................       20.63        17.65     969,600
  May.......................................................       20.95        18.52     404,700
  June......................................................       21.45        18.48     333,700
  July......................................................       19.10        15.10     478,200
  August....................................................       16.28        14.95   1,006,100
  September.................................................       15.75        13.90     724,700
  October...................................................       21.20        13.70   1,302,400
  November..................................................       21.30        19.82     424,400
  December 1 to 13..........................................       21.60        20.49     197,000

    The Offeror announced its intention to make the Original Offer for all the Shares on October 21, 2002. The closing price of the Shares on the NYSE on October 18, 2002, the last day on which the Shares traded prior to the announcement of the Original Offer, was U.S.$16.50.

EFFECT OF THE ENHANCED OFFER ON THE MARKET FOR AND LISTING OF SHARES

    The purchase of Shares by the Offeror pursuant to the Enhanced Offer will reduce the number of Shares that might otherwise trade publicly as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Shares purchased under the Enhanced Offer, would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

    The rules and regulations of the TSX and the NYSE establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchanges. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending upon the number of Shares purchased under the Enhanced Offer, it is possible that the Shares would fail to meet the criteria for continued listing on such exchanges. It is the intention of the Offeror to apply to delist the Shares from such exchanges as soon as practicable after completion of the Enhanced Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

17. REGULATORY MATTERS

COMPETITION ACT (CANADA)

    Under the Competition Act, the parties to certain transactions involving the acquisition of voting shares of a corporation that carries on (or controls a corporation that carries on) an operating business in Canada are required to notify the Commissioner that the transaction is proposed, and to observe a statutory waiting period of prescribed length, before the transaction may be completed. If a transaction is subject to the statutory notification requirements (a "Notifiable Transaction"), notification must be made on the basis of either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Alternatively, where the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal (the "Tribunal"), the Commissioner may issue an advance ruling certificate (an "ARC"), which exempts the transaction from the statutory notification requirements.

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    A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired or been waived or an ARC has been issued. However, the Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period, in which case the parties may be asked to delay completion of the transaction until the review is completed and the Commissioner has determined his position. Upon completion of the review, the Commissioner may decide to: (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, by seeking an order of the Tribunal (a) prohibiting the completion of the transaction; (b) requiring the divestiture of shares or assets; or (c) with the consent of the person against whom the order is directed, requiring that person to take any other action; (ii) issue a "no-action" letter stating that the Commissioner does not intend, at that time, to make an application to the Tribunal for an order as described in (i) above; or (iii) issue an ARC. Where an ARC is issued, the Commissioner cannot subsequently apply to the Tribunal for an order in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where a "no-action" letter is issued in respect of a Notifiable Transaction, the Commissioner reserves the right to apply to the Tribunal for an order in respect of the transaction for a period of three years following its completion.

    The Original Offer was a Notifiable Transaction. Accordingly, on
November 5, 2002, the Offeror made a long-form pre-merger notification filing with the Commissioner, the waiting period in respect of which will expire on December 17, 2002. On November 15, 2002, the Offeror also submitted a request for an ARC in respect of the purchase of Shares under the Original Offer. The obligation of the Offeror to complete the Enhanced Offer is subject to the condition that either the Commissioner has issued an ARC in respect of the Enhanced Offer, or the applicable waiting period under Part IX of the Competition Act will have expired and the Commissioner will have issued a "no-action letter" to the satisfaction of the Offeror (in its sole discretion). Based on the Offeror's assessment to date of publicly available information, the Offeror believes that the Commissioner will allow the Enhanced Offer to proceed without challenge on the terms and in accordance with the timing which will be acceptable to the Offeror, although no assurances can be made in this regard.

UNITED STATES HART-SCOTT-RODINO ACT

    Under the United States HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, as amended, and the rules and regulations that have been promulgated thereunder (collectively, the "HSR Act") by the U.S. Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the FTC and waiting period requirements have been satisfied. Due to the nature of Fording's assets, the amount of Fording's sales in the United States and the size of the Enhanced Offer, the acquisition of Shares pursuant to the Enhanced Offer may be subject to such requirements. The Offeror filed on November 27, 2002, a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Enhanced Offer.

    Under the provisions of the HSR Act applicable to the Enhanced Offer, the purchase of Shares pursuant to the Enhanced Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by the Offeror, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If, within such 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Offeror concerning the Enhanced Offer, the waiting period would expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order or with the consent of the Offeror. The additional 30-calendar day waiting period may be terminated sooner by the FTC and the Antitrust Division. Although Fording is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Enhanced Offer, neither Fording's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to Fording will extend the waiting period with respect to the Enhanced Offer.

    The Offeror will not accept for payment Shares tendered pursuant to the Enhanced Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Enhanced Offer have been satisfied. See Section 4 of the Enhanced Offer, "Conditions of the Enhanced Offer".

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    Pursuant to the HSR Act, the Offeror has requested early termination of the waiting period applicable to the Enhanced Offer. There can be no assurance, however, that such waiting period will be terminated early.

    The Antitrust Division, the FTC and U.S. state antitrust enforcement agencies frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror's acquisition of Shares pursuant to the Enhanced Offer. At any time before or after the Offeror's acquisition of Shares, any such agency could take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Enhanced Offer or otherwise or seeking divestiture of Shares acquired by the Offeror or divestiture of substantial assets of the Offeror and/or Fording. Private parties may also bring legal action under the antitrust laws under certain circumstances.

18. ACQUISITION OF FORDING SHARES NOT DEPOSITED UNDER THE ENHANCED OFFER

COMPULSORY ACQUISITION

    If within 120 days from the date the Enhanced Offer is made, the Enhanced Offer is accepted by Shareholders representing at least 90% of the outstanding Shares (other than 3,150,260 Shares beneficially owned, or over which control or direction is exercised, on the date of the Enhanced Offer by the Offeror, its affiliates and associates) and the Offeror is bound to take up and pay for, or has taken up and paid for the Shares of the Shareholders who have accepted the Enhanced Offer, then the Offeror will be entitled to acquire the remainder of the Shares on the same terms and for the same consideration per Share payable or paid, as the case may be, under the Enhanced Offer, pursuant to the provisions of the CBCA (a "Compulsory Acquisition"). If a Compulsory Acquisition is available, it is the current intention of the Offeror to elect to exercise its rights to cause a Compulsory Acquisition and acquire the remainder of the Shares for consideration equal to that offered under the Exchange Right Option or, at the election of each Shareholder, for a price per Share equal to the cash consideration offered under the Enhanced Offer.

    To exercise these statutory rights with respect to the Shares, the Offeror must give notice (the "Offeror's Notice") under the CBCA to each Shareholder (each a "Dissenting Offeree") who did not accept the Enhanced Offer (and each person who subsequently acquires those Shares) on or before the earlier of 60 days from the Expiry Time and in any event within 180 days from the date of the Enhanced Offer. Within 20 days of providing the Offeror's Notice, the Offeror must pay or transfer to Fording the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Enhanced Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receiving the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the Shares held by that Dissenting Offeree to the Offeror, and may, within 20 days after the date of the Offeror's Notice, elect either to transfer such securities to the Offeror on the terms of the Enhanced Offer or to demand payment of the fair value of such securities held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such securities, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such securities of that Dissenting Offeree within 20 days after it made the payment or transferred the consideration of Fording referred to above. If there is no such demand for fair value by the Dissenting Offeree within the period referred to above, the Dissenting Offeree will be deemed to have elected to transfer such securities to the Offeror on the terms of the Enhanced Offer. Any judicial determination of the fair value of the securities could be more or less than the amount paid pursuant to the Enhanced Offer.

    THE FOREGOING IS A SUMMARY ONLY. REFERENCE IS MADE TO SECTION 206 OF THE CBCA FOR THE TEXT OF THE RELEVANT STATUTORY PROVISION. SECTION 206 OF THE CBCA IS COMPLEX AND MAY REQUIRE STRICT ADHERENCE TO NOTICE AND TIMING PROVISIONS, FAILING WHICH SUCH RIGHTS MAY BE LOST OR ALTERED. SHAREHOLDERS WHO WISH TO BE BETTER INFORMED ABOUT THE PROVISIONS OF SECTION 206 OF THE CBCA SHOULD CONSULT THEIR LEGAL ADVISORS.

SUBSEQUENT ACQUISITION TRANSACTION

    If the foregoing statutory right of acquisition is not available, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Fording available in accordance with applicable law, including a Subsequent Acquisition Transaction. In order to effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of holders of Shares to be called to consider an amalgamation, statutory arrangement or other transaction involving the Offeror (or a wholly-owned subsidiary of the Offeror)

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
and Fording and the securityholders of Fording for the purposes of Fording becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Fording's business and assets with or into the Offeror (or a wholly-owned subsidiary of the Offeror). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror would cause the Shares acquired under the Enhanced Offer to be voted in favour of such a transaction.

    The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the other holders of Shares, would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Enhanced Offer.

    The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder having its Shares acquired pursuant to the Enhanced Offer. See Section 19 of this Circular, "Canadian Federal Income Tax Considerations -- Subsequent Acquisition Transaction" and Section 20 of this Circular, "United States Federal Income Tax Considerations -- Subsequent Acquisition Transaction".

SECURITIES LAW REQUIREMENTS FOR GOING PRIVATE TRANSACTIONS

    Rule 61-501, Policy Q-27, and the regulations to securities legislation in certain of the provinces and territories of Canada (collectively, the "Regulations") may deem certain types of Subsequent Acquisition Transactions, including the transaction described above, to be "going private transactions" if those Subsequent Acquisition Transactions would result in the interest of a holder of Shares ("affected securities") being terminated without the consent of the holder, subject to certain exceptions under Rule 61-501 and Policy Q-27, and in the case of the Regulations, if the transaction does not provide for the substitution therefor of an interest of equivalent value in a participating security of Fording, a successor to the business of Fording or a person who controls Fording or a person who controls a successor to the business of Fording. Those methods of acquiring the remaining outstanding Shares may also be "related party transactions" within the meaning of Rule 61-501 and Policy Q-27, although Rule 61-501 and Policy Q-27 also provide an exemption from related party transaction requirements where the transaction is also a going private transaction.

    Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of that valuation. The Regulations also impose a requirement to include a summary of a valuation in a take-over bid circular where the Offeror thereunder anticipates that a going private transaction will follow the take-over bid. To the extent required, the Offeror intends to rely on available exemptions under or to seek waivers pursuant to Rule 61-501, Policy Q-27 and the Regulations exempting Fording or the Offeror or its affiliates, as appropriate, from the requirement to prepare any valuation in connection with a Subsequent Acquisition Transaction.

    The Offeror intends to rely upon the exemption contained in Paragraph 4 -- Second Step Going Private Transaction in Section 4.5 of
Rule 61-501 and Section 4.4 of Policy Q-27 in that: (a) the going private transaction in respect of Fording will be effected by the Offeror or an affiliated entity of the Offeror following the formal bid constituted by this Enhanced Offer and will be in respect of the Shares that will be the subject of the bid contemplated hereby; (b) the going private transaction will be completed no later than 120 days after the expiry of the Enhanced Offer; (c) the intent of the Offeror to effect a going private transaction is disclosed in the Enhanced Offer and this Circular; (d) the consideration per Share paid by the Offeror or an affiliated entity of the Offeror in the going private transaction: (i) will be at least equal in value to the consideration per Share that is being paid hereunder; and (ii) will be in the same form as the consideration per Share being paid by the Offeror hereunder, and to the extent the consideration paid hereunder consists of securities, will consist of the same securities; and
(e) the disclosure hereunder discloses that the tax consequences of the Enhanced Offer and the Subsequent Acquisition Transaction may be different, since, on the date hereof, the Offeror does not know and cannot reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction, other than as described herein.

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
    To complete a going private transaction, Rule 61-501 and Policy Q-27 require, in addition to any other required securityholder approval, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained. The necessary level of approval by the holders of the affected securities required to complete a going private transaction is a simple majority. In relation to the Enhanced Offer and any Subsequent Acquisition Transaction which constitutes a going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ, as required, all holders of Shares other than Fording, the Offeror, the directors and senior officers of the Offeror, any associate or affiliate of the Offeror, any person or company acting jointly or in concert with any of the foregoing persons (other than Fording) and any person who is a "related party" of the Offeror as defined by Rule 61-501 and Policy Q-27, which the Offeror has determined is 3,150,260 Shares or approximately 6.2% of the outstanding Shares. However, Rule 61-501 and Policy Q-27 also provide that the Offeror generally may treat Shares acquired pursuant to the Enhanced Offer as "minority" securities and to vote them, or to consider them voted, in favour of that going private transaction if the consideration per Share in the going private transaction is at least equal in value to the consideration pursuant to the Enhanced Offer and in the case of Rule 61-501 and Policy Q-27, is in the same form as the consideration pursuant to the Enhanced Offer. The Offeror currently intends that the consideration under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration under the Enhanced Offer and believes that the required disclosure has been provided in this Circular.

    IF A SUBSEQUENT ACQUISITION TRANSACTION WERE TO BE CONSUMMATED, HOLDERS OF THE SHARES MAY, UNDER THE CBCA, HAVE THE RIGHT TO DISSENT AND DEMAND PAYMENT OF THE FAIR VALUE OF SUCH SHARES. THIS RIGHT, IF THE STATUTORY PROCEDURES ARE COMPLIED WITH, COULD LEAD TO A JUDICIAL DETERMINATION OF THE FAIR VALUE REQUIRED TO BE PAID TO THOSE DISSENTING HOLDERS FOR THEIR SHARES. THE FAIR VALUE OF THE SHARES SO DETERMINED COULD BE MORE OR LESS THAN THE AMOUNT PAID PER SECURITY PURSUANT TO THE SUBSEQUENT ACQUISITION TRANSACTION OR THE ENHANCED OFFER. ANY SUCH JUDICIAL DETERMINATION OF THE FAIR VALUE OF THE SHARES COULD BE BASED UPON CONSIDERATIONS OTHER THAN, OR IN ADDITION TO, THE MARKET PRICE OF THE SHARES.

    Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction, including a "going private transaction" or a "related party transaction".

    See Section 19 this Circular, "Canadian Federal Income Tax Considerations", for a discussion of the Canadian federal income tax considerations relevant to Shareholders in the event of a Subsequent Acquisition Transaction and
Section 20 of this Circular, "United States Federal Income Tax
Considerations -- Subsequent Acquisition Transaction" for a discussion of the U.S. federal income tax considerations relevant to Shareholders in the event of a Subsequent Acquisition Transaction.

OTHER ALTERNATIVES

    If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Fording, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in privately negotiated transactions or in another take-over bid or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the price paid for Shares under the Enhanced Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Enhanced Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Enhanced Offer. The tax consequences to a Shareholder of such an alternative may differ from the tax consequences to such Shareholder of having its Shares acquired pursuant to the Enhanced Offer.

JUDICIAL DEVELOPMENTS

    Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Enhanced Offer. Prior to the adoption of Rule 61-501 (and its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation

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and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

19. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Torys LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Shares who sells Shares pursuant to the Enhanced Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer". The summary is based on the current provisions of the Tax Act and counsel's understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary takes into account all Tax Proposals, although there is no certainty that the Tax Proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. This summary also assumes that the Shares have been and will be at all relevant times listed on a prescribed stock exchange (which includes the TSX).

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR SHAREHOLDER TO WHOM THE ENHANCED OFFER IS MADE. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, TERRITORY, STATE OR LOCAL TAX AUTHORITY.

SHAREHOLDERS RESIDENT IN CANADA

    This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Shares as capital property, deal at arm's length with Fording and the Offeror and are not affiliated with Fording or the Offeror. Certain Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This part of the summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act nor is it applicable to a Shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act.

DISPOSITION OF SHARES PURSUANT TO THE ENHANCED OFFER

    A Shareholder whose Shares are taken up and paid for under the Enhanced Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that the proceeds of disposition received by the Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition. For this purpose, the proceeds of disposition will be equal to the amount of cash paid and the fair market value, at the time of disposition of the Shares, of the Exchange Rights received.

CAPITAL GAINS AND CAPITAL LOSSES

    A shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act, including certain transitional provisions relating to recent changes in the capital gains inclusion rate under the Tax Act.

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    In general, a capital loss otherwise arising on the disposition of Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with which it did not deal at arm's length) did not own more than 5% of the shares of any class or series of Fording at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

    A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

COMPULSORY ACQUISITION OF SHARES

    As described under Section 18 of this Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer -- Compulsory Acquisition", Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the CBCA. The tax consequences to Shareholders of a disposition of Shares in such circumstances generally will be as described above, but Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

SUBSEQUENT ACQUISITION TRANSACTION

    If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described in
Section 18 of this Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer -- Subsequent Acquisition Transaction" to a Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Enhanced Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

    A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Fording with the Offeror or a wholly-owned subsidiary of the Offeror pursuant to which Shareholders who have not deposited their Shares under the Enhanced Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then immediately be redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Shares to the Shareholder immediately before the amalgamation.

    Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares.

    Subject to the potential application of the rules discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. A holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay

                                       37
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a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. Subsection 55(2) of the Tax Act provides that where a corporate holder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the holder's taxable income and is not subject to Part IV tax that is not refunded as part of the series of transactions that includes the redemption, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the disposition of such shares. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

    In the case of a holder who is an individual, dividends deemed to be received as a result of the redemption of Redeemable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

    Under the current administrative practice of the CCRA, Shareholders who exercise their right of dissent in respect of an amalgamation will be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid to them for such Shares, less the amount of any interest awarded by the court, and will realize a capital gain (capital loss) to the extent that those proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the adjusted cost base to them of such Shares. Any interest awarded to a dissenting Shareholder will be included in the dissenting Shareholder's income. DUE TO UNCERTAINTIES UNDER THE RELEVANT LEGISLATION, DISSENTING SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS IN THIS REGARD.

    As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

QUALIFIED INVESTMENTS

    If the Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Shares may no longer be qualified investments under the Tax Act for a trust governed by a Registered Plan. Shareholders that are trusts governed by Registered Plans should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

SHAREHOLDERS NOT RESIDENT IN CANADA

    This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm's length with the Offeror and Fording, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

DISPOSITION OF SHARES PURSUANT TO THE ENHANCED OFFER

    A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Enhanced Offer unless the shares constitute "taxable Canadian property" of the Non-Resident Shareholder.

    Generally, Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the sixty-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Fording were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. The CCRA takes the position that, for this purpose, the Non-Resident Shareholder and persons with whom the Shareholder did not deal at arm's length are considered to own any Shares which

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such Shareholder or such persons have an interest in or option to acquire. A
Non-Resident Shareholder's Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act.

    In the event that the Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Enhanced Offer, and a capital gain realized on the disposition of such Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "-- Shareholders Resident in Canada -- Disposition of Shares pursuant to the Enhanced Offer" and the tax consequences described above under "-- Shareholders Resident in Canada -- Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

COMPULSORY ACQUISITION OF SHARES

    As discussed in Section 18 of this Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer -- Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited under the Enhanced Offer pursuant to the compulsory acquisition provisions of the CBCA. A Non-Resident Shareholder whose Shares are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Shares pursuant to the Compulsory Acquisition. If the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. Where such a Shareholder disposes of Shares that are taxable Canadian property to the Shareholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "-- Shareholders Resident in Canada -- Disposition of Shares pursuant to the Enhanced Offer" will generally apply. In addition, if the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to such Shareholder. Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

SUBSEQUENT ACQUISITION TRANSACTION

    If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under
Section 18 of this Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer -- Subsequent Acquisition Transaction", to a Non-Resident Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Enhanced Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether the Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time.

    A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Fording with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Non-Resident Shareholders who have not deposited their Shares under the Enhanced Offer would have their Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. Such a redemption may result in a Non-Resident Shareholder being deemed to have received a dividend, and possibly a capital gain in respect of the Redeemable Shares in the manner described above under "-- Shareholders Resident in Canada -- Subsequent Acquisition Transaction", without regard to subsection 55(2) of the Tax Act. Dividends on Shares owned by a Non-Resident Shareholder are subject to Canadian non-resident withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the CANADA-UNITED STATES INCOME TAX CONVENTION (1980) (the "Treaty"), the rate of withholding tax on dividends paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 15%. In addition, the Redeemable Shares may be "taxable Canadian property", as a result of which any capital gain realized on the disposition of such shares may be subject to the treatment discussed above under "-- Compulsory Acquisition of Shares".

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    Where a Non-Resident Shareholder receives interest consequent upon the exercise of his or her dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For instance, under the Treaty, the rate of withholding tax on interest paid to Non-Resident Shareholders who qualify as residents of the United States for the purposes of the Treaty generally is reduced to 10%.

    As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

    To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of section 116 of the Tax Act would apply to the Non-Resident Shareholder as a result of a Subsequent Acquisition Transaction.

20. UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain material Federal income tax consequences of the Enhanced Offer to Shareholders who are "U.S. persons"
("U.S. Shareholders"). The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations promulgated thereunder, court decisions and rulings by the Internal Revenue Service ("IRS"), all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. The summary only applies to U.S. Shareholders that hold Shares as capital assets and does not address tax considerations which apply to taxpayers who are subject to special rules (e.g., financial institutions, tax exempt organizations, insurance companies and foreign taxpayers) or to persons who acquired Shares pursuant to employee stock options. Each U.S. Shareholder's individual circumstances may affect the tax consequences of the Enhanced Offer to such shareholder. Accordingly, U.S. Shareholders should consult their own tax advisors regarding the particular consequences to them of the Enhanced Offer, including the applicability of any state, local or foreign tax laws to which they may be subject.

    For purposes of this summary, a "U.S. Shareholder" is a holder of Shares who is a "U.S. person" and a "U.S. person" means: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or partnership (or entity that is treated as a corporation or partnership for U.S. federal income tax purposes) that is either created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of source; or (iv) a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

CONSEQUENCES OF ENHANCED OFFER

    A U.S. Shareholder who receives cash pursuant to the Enhanced Offer will recognize: (i) capital gain if and to the extent that the amount of cash received by the U.S. Shareholder exceeds his or her U.S. tax basis in those Shares; or (ii) capital loss if and to the extent that the U.S. Shareholder's U.S. tax basis in the Shares exceeds the amount of cash received by the U.S. Shareholder. Any capital gain or loss recognized on the exchange will be long term gain or loss if the Shares have been held for more than one year on the date of the exchange of those Shares pursuant to the Enhanced Offer. In the case of non-corporate U.S. Shareholders, long term capital gains are subject to tax at reduced rates. Capital losses may be subject to limitations on deductibility. Any gain or loss recognized by a U.S. Shareholder will be from U.S. sources for most U.S. Shareholders for foreign tax credit purposes.

    A U.S. Shareholder who receives Exchange Rights pursuant to the Enhanced Offer and then receives Units pursuant to the terms of, and in exchange for, the Exchange Rights should be able to treat the transaction as an exchange of Shares for Units. A U.S. Shareholder generally may treat the deemed exchange of Shares for Units as a tax-free exchange. However, if a U.S. Shareholder receives cash in addition to the Exchange Rights, such U.S. Shareholder generally will be required to recognize a capital gain equal to the difference between: (i) the amount of cash received in the Enhanced Offer; and (ii) the U.S. Shareholder's tax basis in the Shares exchanged therefor. However, if either: (i) the receipt of cash is "essentially equivalent to a dividend"; or (ii) the

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Shareholder's proportionate interest in the company has dropped by more than 80%
as a result of the Enhanced Offer, the U.S. Shareholder would instead recognize dividend income equal to the amount of cash received in the Enhanced Offer.

    If a U.S. Shareholder sells or otherwise disposes of its Exchange Rights prior to exchanging its Exchange Rights for Units, such U.S. Shareholder generally would recognize capital gain or loss equal to the difference between:
(i) the amount of cash and the fair market value of any other property received in exchange for the Exchange Rights; and (ii) the U.S. Shareholder's basis in the Exchange Rights, and any capital gain realized on a sale or disposition of Exchange Rights would be long term capital gain, and subject to tax at reduced rates, if the U.S. Shareholder's holding period in the Exchange Rights exceeded one year at the time of the sale or disposition. If the sale or disposition of the Exchange Rights does not result in a U.S. federal income tax characterization of the initial exchange of Shares for Exchange Rights that is different from that described in the preceding paragraph, a U.S. Shareholder's basis in the Exchange Rights generally would be equal to the U.S. Shareholder's basis in the Shares exchanged therefor and its holding period in the Exchange Rights would include its holding period in the Shares exchanged therefor. If, however, the sale or disposition of Exchange Rights prior to their being exchanged for Units caused the U.S. federal income tax treatment of the initial exchange of Shares for Exchange Rights to be different than that described in the preceding paragraph, the tax consequences to U.S. Shareholders of the Enhanced Offer and the subsequent sale or disposition of Exchange Rights could be different.

COMPULSORY ACQUISITION OF SHARES

    As described under Section 18 of this Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer", the Shares of a U.S. Shareholder may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the CBCA. The U.S. federal income tax consequences to U.S. Shareholders of a disposition of shares pursuant to such provisions generally will be the same as those described immediately above, but U.S. Shareholders who dispose of their shares in such fashion should consult their own tax advisors in this regard.

SUBSEQUENT ACQUISITION TRANSACTION

    If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The U.S. federal income tax consequences of a Subsequent Acquisition Transaction generally should be the same as those described above under "-- Consequences of Enhanced Offer", but U.S. Shareholders who dispose of their Shares in such fashion should consult their own tax advisors in this regard.

21. SHAREHOLDER RIGHTS PLAN

    The Original Offer was and it is intended that the Enhanced Offer is and any other variation of the Original Offer will be structured so as to constitute a "Permitted Bid" within the meaning of the Shareholder Rights Plan of Fording.

22. ACCEPTANCE OF THE ENHANCED OFFER

    The Shares held by the Offeror and its affiliates and associates will be deposited under the Enhanced Offer. The Fording Directors' Circular states that as of November 6, 2002, the directors and senior officers of Fording, together with their respective associates, had indicated their intention to not tender their 107,737 Shares to the Original Offer. The Offeror has no knowledge regarding whether the directors and officers of Fording, together with their respective associates, will accept the Enhanced Offer. The Offeror has no knowledge regarding whether any other holders of Shares will accept the Enhanced Offer.

23. DEPOSITARY, U.S. FORWARDING AGENT AND INFORMATION AGENT

    The Offeror has engaged the Depositary and the U.S. Forwarding Agent for the receipt of certificates in respect of Shares and related Letters of Transmittal deposited under the Enhanced Offer and other documents and, in the case of the Depositary, for the payment for Shares purchased by the Offeror pursuant to the

                                       41
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Enhanced Offer. The Depositary will also receive Notices of Guaranteed Delivery at the office specified therein. The Offeror has engaged the Information Agent to provide a resource for information for Shareholders, particularly those resident in the United States. The Depositary, the U.S. Forwarding Agent and the Information Agent will receive reasonable and customary compensation from the Offeror for their services in connection with the Enhanced Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

    No broker, dealer, bank or trust company shall be deemed to be the agent of the Offeror, the Depositary or the U.S. Forwarding Agent for purposes of the Enhanced Offer.

24. FINANCIAL ADVISORS, DEALER MANAGERS AND SOLICITING DEALER GROUP

    The Offeror has retained Goldman Sachs & Co., BMO Nesbitt Burns Inc. and National Bank Financial Inc. to act as its financial advisors in connection with the Enhanced Offer.

    The Offeror has engaged the services of BMO Nesbitt Burns Inc. and National Bank Financial Inc. and their respective U.S. affiliates as Dealer Managers.

    BMO Nesbitt Burns Inc. and National Bank Financial Inc. have also undertaken to form a soliciting dealer group to solicit acceptances of the Enhanced Offer in Canada. Each member of the Soliciting Dealer Group, including BMO Nesbitt Burns Inc. and National Bank Financial Inc., is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal and Election Form accompanying a deposit of Shares a fee of $0.20 for each such Share deposited and taken up by the Offeror under the Enhanced Offer. The aggregate amount payable with respect to any single depositing Shareholder will not be less than $85 (provided that such depositing Shareholder deposits a minimum of 400 Shares) nor more than $1,500. If Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amount will be applied separately in respect of each such beneficial owner. The Offeror may require a Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit.

    No brokerage fees or commissions will be payable by any Shareholder who transmits Shares directly to the Depositary or the U.S. Forwarding Agent or who uses the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the Enhanced Offer. Shareholders should contact the Depositary, the U.S. Forwarding Agent, the Dealer Managers or a broker or dealer for assistance in accepting the Enhanced Offer and in depositing Shares with the Depositary or U.S. Forwarding Agent.

    Peters & Co. Limited has been advising the Partnership and the Offeror in respect of certain strategic matters related to the Enhanced Offer.

25. STATUTORY RIGHTS

    Securities legislation in certain of the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

26. RESTRICTIONS ON NON-CANADIANS

    The constating documents of the Canadian Coal Trust contain, and the Exchange Rights Agreement will contain, restrictions as to the percentage of Exchange Rights and Units that can be held by non-residents of Canada. See "Exchange Rights -- Limitation of Non-Resident Ownership" and "The Canadian Coal Trust -- Limitation of Non-Resident Ownership" in Appendix A to this Circular.

    In addition, the INVESTMENT CANADA ACT (the "ICA") applies to an acquisition of control, directly or indirectly, and through one or more transactions, of a "Canadian business" by a "non-Canadian", as each of those terms is defined in the ICA. The ICA requires the investor to give notice of the investment to Investment

                                       42
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Canada or, above certain monetary thresholds, to file an application for review and approval by Investment Canada of the investment as one that is likely to be of net benefit to Canada based upon certain prescribed factors.

    There are, at the date hereof, no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Canadian Coal Trust's securities except as discussed in Section 19, "Canadian Federal Income Tax Considerations",
Section 20, "United States Federal Income Tax Considerations", and under the titles "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations", contained in Appendix A to the Circular.

                    FORDING, TECK AND WESTSHORE INFORMATION

    The Offeror has included in this document information concerning Fording, Teck and Westshore to the extent it is publicly disclosed by Fording, Teck or Westshore, as the case may be, or reasonably available to the Offeror. However, Fording, Teck and Westshore are not affiliated with the Offeror and none of Fording, Teck or Westshore has yet permitted the Offeror access to their respective books and records or any other non-public information regarding Fording, Teck or Westshore. Therefore, information concerning Fording, Teck and Westshore that has not been made public is not available to the Offeror. Although the Offeror has no knowledge indicating that statements relating to Fording, Teck and Westshore contained in this document in reliance upon publicly available information are inaccurate or incomplete, the Offeror was not involved in the preparation of the Fording, Teck and Westshore information or statements and, for these reasons, is not in a position to verify any of the Fording, Teck and Westshore information or statements.

    Fording, Teck and Westshore file annual, periodic and other reports and other information with Canadian securities regulators and/or with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements and other information which Fording, Teck and Westshore file at the website maintained by the Canadian Securities Administrators at "http://www.sedar.com" and at the website maintained by the U.S. Securities and Exchange Commission at "http://www.sec.gov".

      DOCUMENTS FILED AS PART OF THE UNITED STATES REGISTRATION STATEMENT

    A registration statement (the "Registration Statement") has been filed with the Securities and Exchange Commission of the United States (the "SEC") under the United States SECURITIES ACT OF 1933, as amended, relating to the Enhanced Offer. The following documents have been filed with the SEC as part of the Registration Statement of which the Enhanced Offer and Circular is part, insofar as called for by the SEC: (i) the letter to the Shareholders from the Partnership; (ii) the Enhanced Offer and the Circular; (iii) the form of the Letter of Transmittal and Election Form; (iv) the form of Notice of Guaranteed Delivery; (v) consents of accountants, counsel, financial advisors and other experts; (vi) powers of attorney pursuant to which amendments to the Registration Statement may be signed; (vii) the Declaration of Trust of the Canadian Coal Trust; (viii) Sherritt's Annual Information Form dated March 15, 2002, which is incorporated by reference herein, and (ix) Sherritt's Management Information Circular dated April 15, 2002 in connection with the May 30, 2002 Annual and Special Meeting of Shareholders, other than the sections entitled "Composition of the Compensation Committee in 2001", "Report on Executive Compensation", "Performance Graph", and "Corporate Governance", which is incorporated by reference herein.

    Additional copies of these documents may be obtained on request without charge from the Corporate Secretary of the Offeror, 1133 Yonge Street, Toronto, Ontario M4T 2Y7, telephone (416) 924-4551.

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            COMPARISON OF RIGHTS OF FORDING SHAREHOLDERS, HOLDERS OF
                        EXCHANGE RIGHTS AND UNITHOLDERS

    Following the acceptance of the Enhanced Offer, the shareholders of Fording, a corporation incorporated under the laws of Canada, may become holders of Exchange Rights, which will entitle each holder to Units of the Canadian Coal Trust, a trust established pursuant to a declaration of trust made under the laws of the Province of Ontario (the "Declaration of Trust"). The following is a summary of the material differences between the current rights of Fording shareholders and the rights of holders of Exchange Rights and Unitholders. These differences arise from differences between the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") and Fording's articles of amalgamation and by-laws and the Declaration of Trust. For a more detailed description of the rights of Fording shareholders you should refer to the relevant provisions of the CBCA and Fording's articles and by-laws. For a more detailed description of the rights of holders of Exchange Rights and Unitholders, you should refer to the Declaration of Trust.

    Fording shareholders, whose rights are currently governed by the Fording articles of amalgamation, the Fording by-laws and the CBCA, may, if they so choose, upon acceptance of the Enhanced Offer become holders of Exchange Rights, which will entitle the holder to Units, and their rights with respect to the Units will be governed by the Declaration of Trust and the laws of the province of Ontario applicable thereto. There will be changes to the rights of the Fording shareholders who choose to accept this option of the Enhanced Offer. The following is a summary of the significant differences between the CBCA and the provisions of the Declaration of Trust, which may affect the rights of Fording shareholders. The following is a summary only and does not purport to be a comprehensive statement of the statutory provisions or sections of the Declaration of Trust, as the case may be, to which reference is made.

AUTHORIZED SHARE CAPITAL/UNIT CAPITAL

    Under the CBCA, there is no provision for par value shares and corporations may authorize an unlimited number of shares, if permitted by their articles of incorporation. Pursuant to Fording's articles of amalgamation, the total authorized shares of Fording consists of an unlimited number of common shares without nominal or par value, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

    The Declaration of Trust provides that the Canadian Coal Trust has an unlimited number of Units and only one class of Units.

PRE-EMPTIVE RIGHTS

    Under the CBCA, the granting of pre-emptive rights with respect to the issuance of new shares is permissive rather than mandatory, and so are granted only if the articles so provide. However, the articles of Fording do not contain a provision for pre-emptive rights.

    The Declaration of Trust provides that no person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

SIZE OF BOARD OF DIRECTORS/TRUSTEES

    Under the CBCA, the shareholders of a corporation may amend the articles to increase the minimum or maximum number of directors, or may amend the articles to decrease the minimum or maximum number of directors, but only if the votes cast in favour of the motion to decrease the number of directors is greater than the product of the number of directors required by the articles and the number of votes cast against the motion. In addition, no decrease shall shorten the term of the incumbent director.

    Fording's board of directors currently has nine members. Fording's articles provide that Fording has a minimum of five and a maximum of 20 directors. Fording's articles and by-laws provide that the actual number of directors may be fixed by the board of directors from time to time by resolution and any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

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    The Declaration of Trust states that the Canadian Coal Trust has a minimum of three and a maximum of seven Trustees. The initial number of Trustees is set at four. The Declaration of Trust also provides that the number of Trustees is to be fixed by resolution of the Trustees.

CUMULATIVE VOTING

    Under the CBCA, shareholders have cumulative voting rights in the election of directors if the articles so provide. Where cumulative voting is provided for by the articles, the following conditions must be met:

    - the articles must require a fixed number of directors;

    - each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shareholder's shares multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner;

    - a separate vote of shareholders must be taken with respect to each candidate nominated for director, unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution;

    - if a shareholder has voted for more than one candidate without specifying the distribution of votes, the shareholder is deemed to have distributed the votes equally among those candidates;

    - if the number of candidates nominated exceeds the number of positions to be filled, the candidates who receive the least number of votes will be eliminated until the number of candidates equals the number of positions;

    - each director ceases to hold office at the close of the first annual meeting of shareholders following the director's election;

    - a director may be removed from office only if the number of votes cast in favor of the removal is greater than the product of the number of directors required by the articles and the number of votes cast against the motion; and

    - the number of directors required by the articles may be decreased only if the votes cast in favor of the motion to decrease is greater than the product of the number of directors required by the articles and the number of votes cast against the motion.

    However, the articles and by-laws of Fording do not provide for cumulative voting.

    The Declaration of Trust does not provide for any cumulative voting rights.

CLASS DIRECTORS/TRUSTEES

    Under the CBCA, holders of a particular class or series of shares may have the exclusive right to elect one or more directors. A removal of such a director, or a vacancy to be filled by such a director, can only be effected by the holders of that class or series of shares, and then only if the vacancy was not created by an increase in the number of directors for that class or series or from a failure to elect the number of directors for that class or series.

    The articles of amalgamation and by-laws of Fording do not provide for exclusive voting rights with respect to election of directors for a particular class. However, only the holders of the common shares are entitled to vote at shareholder meetings, except as may be required by law.

    As there is only one class of Units, the Declaration of Trust does not contain any provision entitling holders of specific classes or series of Units to have the exclusive right to elect one or more Trustees.

FILLING VACANCIES ON THE BOARD OF DIRECTORS/TRUSTEES

    Under the CBCA, a quorum of the board of directors may fill any vacancy in the board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect

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the number or minimum number of directors provided for in the articles. If there is not a quorum of the board of directors or if there has been a failure to elect the number or the minimum number of directors required by the articles or the CBCA, the directors then in office are required to call a special meeting of the shareholders to fill the vacancy, and if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

    The Fording articles state that the directors may, by resolution, determine the actual number within the minimum and maximum, and any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

    The Declaration of Trust provides that a quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees fixed by or pursuant to the Declaration of Trust. The Declaration of Trust also provides that if there is not a quorum, or if there is a failure to elect the minimum number of Trustees, the Trustees then in office must call a special meeting of Unitholders to fill the vacancy, or the meeting will be called by any Unitholder if the Trustees fail to do so.

REMOVAL OF DIRECTORS/TRUSTEES

    Under the CBCA, shareholders may, by ordinary resolution at a special meeting, remove any director or directors from office, and a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed. However, a director may be removed only if the number of votes cast in favor of the director's removal is greater than the product of the number of directors required by the articles and the number of votes cast against the motion. In addition, where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

    The Declaration of Trust provides that the Unitholders may remove any Trustee or Trustees from office by ordinary resolution at a meeting of Unitholders called for that purpose.

SHAREHOLDER/UNITHOLDER ACTION WITHOUT A MEETING

    Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. Special meetings of shareholders may be called by the board of directors, or in certain circumstances by a court. In addition, in certain circumstances a meeting can be requisitioned by a holder of not less than five percent of the outstanding shares.

    The Declaration of Trust states that a resolution in writing by Unitholders holding more than 66 2/3% of the outstanding Units at any time shall be valid and binding as if such Unitholders had exercised at that time all of the voting rights to which they were entitled under the Declaration of Trust in favor of such resolution at a meeting called for the purpose.

AMENDMENT TO GOVERNING DOCUMENTS

    Under the CBCA, any amendment to the articles generally requires approval by special resolution, which is a resolution passed at a meeting by not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The CBCA also provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed at a meeting by a majority of the votes cast by shareholders entitled to vote on the resolution.

                                       46
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    Under the CBCA, the holders of a class or series are, unless the articles otherwise provide, entitled to vote separately as a class or series on a proposal to amend the articles on certain issues that will affect that class or series, including amendments that would:

    - increase or decrease the maximum number of authorized shares of the class or increase the maximum number of authorized shares of a class or series having rights equal or superior to the class or series;

    - effect an exchange, reclassification or cancellation of all or part of the shares of such class or series;

    - add, change or remove the rights, privileges, restrictions or conditions attached to the shares of the class or series;

    - increase the rights or privileges of any class or series of shares having rights or privileges equal or superior to the class or series;

    - create a new class or series of shares equal or superior to the shares of the class or series;

    - make any class or series of shares having rights or privileges inferior to the shares of the class equal or superior to the shares of the class or series;

    - effect an exchange or create a right of exchange of the shares of another class or series into shares of the class or series; and

    - constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint.

    Only if the proposed amendment would affect the shares of a series in a manner different from other shares of the same class are the holders of that series entitled to vote separately as a series on the proposed amendment.

    The Declaration of Trust provides that its provisions may only be amended by the Trustees with the consent of the Unitholders by special resolution, except where specifically provided otherwise.

    The Declaration of Trust also states that provisions of the Declaration of Trust may be amended by the Trustees without consent, approval or ratification of the Unitholders prior to the Date of Exchange and, in addition, the Trustees may make certain amendments to the Declaration of Trust, including amendments:

    - for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Canadian Coal Trust;

    - deemed necessary or advisable to ensure that the Canadian Coal Trust has not been established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act;

    - which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders;

    - to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;

    - to add provisions to permit a single corporate Trustee to assume the role of Trustee and provide commercially reasonable protections to such Trustee and such other administrative provisions as are required to retain such Trustee; and

    - which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

SPECIAL MEETINGS OF SHAREHOLDERS/UNITHOLDERS

    Under the CBCA, the board of directors may at any time call a special meeting of the shareholders. Special meetings of shareholders may, in certain circumstances, be requisitioned by a holder of at least 5% of the outstanding shares or by a court. Written notice of all meetings of shareholders must be sent, in the case of an offering corporation, such as Fording, not less than 21 days and not more than 60 days before the meeting, to each shareholder entitled to vote at the meeting, to each director and to the auditor of the corporation.

                                       47
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    The Declaration of Trust provides that special meetings of the Unitholders may be called at any time by the Trustees and will provide that such meetings shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 5% of the Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at the meeting.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

    Under the CBCA, certain extraordinary corporate actions or "arrangements", such as certain reorganizations of the shares or classes of shares of the corporation, amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions, and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is defined in the CBCA as a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

    The Declaration of Trust provides that the Canadian Coal Trust shall not vote its SCAI Shares and SCAI Notes or permit (to the extent that it is within the Canadian Coal Trust's power as a shareholder of SCAI) SCAI to vote its MetCoal Common Shares and MetCoal Notes to authorize, among other things:

    - any material amendment to the articles of SCAI or the MetCoal Company to change the authorized share capital of those companies, in a manner which may be prejudicial to the Canadian Coal Trust;

    - any sale, lease or other disposition of all or substantially all of the assets of SCAI or the MetCoal Company, except in conjunction with an internal reorganization or a permitted charge, pledge or lien;

    - any amalgamation, arrangement, combination or other merger of SCAI or the MetCoal Company with any other entity, except in conjunction with an internal reorganization;

    - any material amendment to the SCAI Note Indenture other than in contemplation of a further issuance of SCAI Notes to the Canadian Coal Trust that are identical in all material respects to the SCAI Notes; or

    - the winding-up or dissolution of SCAI or the MetCoal Company prior to the end of the term of the Canadian Coal Trust,

without the authorization of the Unitholders by Special Resolution.

DISSENTERS' RIGHTS, INCLUDING APPRAISAL RIGHTS

    The CBCA provides that shareholders of any class of a corporation may dissent if the corporation is subject to a court order permitting a shareholder to dissent, or if the corporation resolves to:

    - amend the corporation's articles to add, change, or remove any provisions restricting the issue, transfer, or ownership of shares of that class;

    - amend the corporation's articles to add, change, or remove any restriction upon the business or businesses that the corporation may carry on;

    - amalgamate with another corporation (other than with certain affiliated corporations);

    - be continued under the laws of another jurisdiction;

    - sell, lease, or exchange all or substantially all the property of the corporation other than in the ordinary course of business; or

    - carry out a going-private transaction or a squeeze-out transaction.

    A holder of shares of any class or series of shares entitled to vote with respect to issues that affect that class or series may dissent if the corporation resolves to amend its articles in a manner that affects that class or series.

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    The CBCA provides that when the action approved by the resolution from which the shareholder dissents or an order made becomes effective, the dissenting shareholder has the right to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order made, but such payment by the corporation is subject to the ability of the corporation to pay its liabilities, and to the value of its assets being more than its liabilities. Where a corporation fails to make an offer to pay for the dissenting shareholder's shares, or if a dissenting shareholder fails to accept an offer, the corporation may apply to a court to fix a fair value for the shares of any dissenting shareholder. A dissenting shareholder may make such an application if the corporation fails to do so within a prescribed time. The court shall then fix a fair value for the shares of the dissenting shareholder. Under the CBCA, a shareholder may be able, in addition to exercising dissenters' rights, to seek an oppression remedy for any act or omission of a corporation which is oppressive, unfairly prejudicial to, or that unfairly disregards, a shareholder's interests.

    The Declaration of Trust contains provisions with respect to dissenting Unitholders' rights only with respect to compulsory and compelled acquisitions (see "-- Take-Over Bid Rules and Anti-Take-Over Statutes" below).

INSPECTION OF DOCUMENTS

    Under the CBCA, shareholders and creditors and their personal representatives are permitted during the usual business hours of the corporation to examine the corporation's records, and may take extracts from such documents, free of charge. The corporation's records include the articles, by-laws, unanimous shareholder agreements known to the directors, minutes of meetings and resolutions of shareholders, notices with respect to directors' information, and a securities register. If the corporation is a distributing corporation, such as Fording, any other person may also do so on payment of a reasonable fee.

    The CBCA also allows shareholders of a corporation, creditors and their personal representatives and, where the corporation is a distributing corporation, such as Fording, any other person, upon payment of a reasonable fee and upon sending to the corporation or its transfer agent an affidavit in the form prescribed by the CBCA, to require that the corporation or its transfer agent furnish a basic list made up to a date not more than ten days before the date of receipt of the affidavit, setting out the names of the shareholders of the corporation, the number of shares owned by each shareholder and the address of each shareholder, all as shown on the records of the corporation. Such a person may also require the corporation to provide it with supplemental lists setting out any changes in the information in the list.

    The Declaration of Trust states that each Unitholder has the right to obtain, on demand and without fee, from the head office of the Trust a copy of the Declaration of Trust and any amendments thereto relating to Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with
(a) an effort to influence the voting of the holders of Units; (b) an offer to acquire Units; or (c) any other matter relating to the Units or the affairs of the Trust, a list of the Unitholders for the aforesaid purposes.

TAKE-OVER BID RULES AND ANTI-TAKE-OVER STATUTES

    The CBCA does not contain anti-take-over provisions or specific rules with respect to restrictions or prohibitions on business combinations and take-overs. However, it does contain provisions with respect to the rights of dissenting offeree shareholders in compulsory and compelled acquisitions. The CBCA gives a 90% shareholder the right to acquire the shares held by the dissenting offeree shareholders, at which point the dissenting offeree shareholders may elect to either transfer their shares or demand payment of the fair value of their shares.

    The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and an offeror acquires not less than 90% of the outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror. The Declaration of Trust also provides that such dissenting Unitholders may demand payment of the fair value of

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their Units and have the fair value fixed by a court in a manner similar to those rights provided to shareholders under the CBCA.

SHAREHOLDER/UNITHOLDER PROPOSALS

    Under the CBCA, a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting may submit notice of any matter the person proposes to raise at a meeting and discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal. To be eligible to submit a proposal, a person must be, for at least six months immediately preceding the day of the proposal submission, the holder or owner of at least the number of voting shares (i) that is equal to 1% of the total number of the outstanding voting shares as of the day of the proposal submission, or
(ii) whose fair market value, at the close of business on the day before the proposal submission is at least $2,000, and must have the support of persons who, in the aggregate, including or not the person submitting the proposal, have been, for at least the prescribed period, the holders or owners of at least the prescribed number of outstanding shares.

    The Declaration of Trust does not contain any provisions with respect to Unitholder proposals, and rules governing such proposals will be left to the discretion of the Trustees.

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                                    GLOSSARY

    In the Enhanced Offer and Circular (including Appendix A and Appendix B), unless the subject matter or context is inconsistent therewith, the following terms will have the following meanings:

    "ADMINISTRATION AGREEMENT" means the administration agreement to be entered into between the Canadian Coal Trust and the Manager prior to the Date of Exchange, pursuant to which the Manager will provide administrative services to the Canadian Coal Company;

    "AFFILIATE" has the meaning given to the term "affiliated entity" in Rule 45-501 of the OSC;

    "AMALGAMATION" means the amalgamation of Fording and Newco under the CBCA;

    "ASSOCIATE" has the meaning given in the Securities Act;

    "BUSINESS DAY" means any day, other than a Saturday or Sunday or a day on which banking institutions in Toronto, Ontario or Calgary, Alberta are authorized or obligated by law to close;

    "CANADIAN COAL TRUST" or "TRUST" means the Canadian Coal Trust, an unincorporated, open-ended limited purpose trust formed pursuant to the Declaration of Trust under the laws of the Province of Ontario;

    "CAPITAL EXPENDITURE" means additions, replacements or improvements to property, plant or equipment to enhance or maintain business operations;

    "CASH OPTION" means the option, available at the election of a Shareholder, to tender Shares under the Enhanced Offer for a cash amount of $35.00 per Share, subject to proration;

    "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended;

    "CIRCULAR" means the varied and restated take-over bid circular accompanying and forming part of the Enhanced Offer;

    "COMBINATION OPTION" means the combination of the Cash Option and Exchange Right Option, available at the election of a Shareholder, to tender Shares under the Enhanced Offer, subject to proration;

    "COMMISSIONER" means the Commissioner of Competition appointed under the Competition Act;

    "COMPETITION ACT" means the COMPETITION ACT (Canada) and the regulations promulgated thereunder, in each case, as amended;

    "COMPULSORY ACQUISITION" has the meaning ascribed to that term in
Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced Offer -- Compulsory Acquisition";

    "CONSOL" means CONSOL Energy Inc.;

    "CONVERSION AGREEMENT" means the conversion agreement to be entered into by the Canadian Coal Trust and the Partnership prior to the Date of Exchange, pursuant to which the Partnership will be entitled to exchange all of its SCAI Shares and SCAI Series B Notes for Units;

    "CVMQ" means the Commission des valeurs mobilieres du Quebec;

    "DATE OF EXCHANGE" means the fifth business day after the day on which the Canadian Coal Trust has received all required regulatory approvals for the exchange to occur such that the Units will be issued as freely tradeable securities in each of Canada and the United States. Sherritt will issue a press release on the date on which all required regulatory approvals have been received that will indicate that day determined to be the Date of Exchange;

    "DEALER MANAGERS" means collectively National Bank Financial Inc. and BMO Nesbitt Burns Inc.;

    "DECLARATION OF TRUST" means the declaration of trust pursuant to which the Canadian Coal Trust has been created, as may be amended and restated;

    "DEPOSITARY" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal and Election Form and on the last page of this document;

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    "DILUTED BASIS" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding options and warrants, if any, to purchase Shares (other than SRP Rights) are exercised, and that any outstanding convertible securities of Fording are converted;

    "EBITDA" means earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to be representative of cash flows or earnings of the relevant entities determined in accordance with GAAP. EBITDA may not be comparable to similar measures presented by others;

    "ELIGIBLE INSTITUTION" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of or participating organizations in a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

    "ENHANCED OFFER" or "OFFER" means the Original Offer as varied by the Notice of Variation, the terms and conditions of which are set forth in the accompanying varied and restated offer document, including the Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery;

    "EXCHANGE" means the exchange of Units for Exchange Rights on a one-for-one basis to occur at 5:00 p.m. (Toronto time) on the Date of Exchange;

    "EXCHANGE AGENT" means the person appointed as exchange agent for the Exchange Rights pursuant to the Exchange Rights Agreement;

    "EXCHANGE RIGHTS" means the obligation of Sherritt in accordance with the terms of the Exchange Rights Agreement to deliver Units to the holders thereof, such Exchange Rights to be exchangeable for Units on the Date of Exchange on a one-for-one basis;

    "EXCHANGE RIGHTS AGREEMENT" means the exchange rights agreement to be entered among the Offeror, Sherritt, the Canadian Coal Trust and CIBC Mellon Trust Company as Exchange Agent;

    "EXCHANGE RIGHT OPTION" means the option, available at the election of a Shareholder, to tender Shares under the Enhanced Offer for one Exchange Right exchangeable into a Unit of the Canadian Coal Trust per Share, subject to proration;

    "EXPIRY TIME" means 8:00 p.m. (Toronto time) on January 6, 2003 or such later time and date or times and dates to which the Enhanced Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Enhanced Offer, "Extension, Variation or Change of the Enhanced Offer";

    "EXTRAORDINARY RESOLUTION" means a resolution passed at a meeting of holders duly convened for the purpose of approving such resolution at which the holders of more than 50% of the principal amount of SCAI Notes then outstanding are present in person or represented by proxy and passed by the holders of not less than 66 2/3% of the principal amount of SCAI Notes represented at the meeting, or approval in writing by holders of not less than 66 2/3% of the aggregate principal amount of SCAI Notes then outstanding;

    "FORDING" means Fording Inc., a corporation existing under the CBCA;

    "FORDING ACQUISITION" means the acquisition by the Offeror of all of the outstanding Shares of Fording pursuant to the Enhanced Offer and Compulsory Acquisition, Subsequent Acquisition Transaction or otherwise;

    "FORDING DIRECTORS' CIRCULAR" means the Directors' Circular of Fording dated November 6, 2002 relating to the Offer;

    "FORDING MANAGEMENT CIRCULAR" means the Management Information Circular of Fording dated November 20, 2002 relating to the special meeting of Shareholders scheduled to be held on December 20, 2002, as supplemented on December 8, 2002;

    "FORDING-TECK COMBINATION" means Fording's proposal to Shareholders that, at a special meeting of Shareholders originally scheduled to be held on December 20, 2002 and now scheduled for January 3, 2003,

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approval be given to a plan of arrangement pursuant to which Fording and certain of its subsidiaries would be converted into an income trust with the participation of Teck and Westshore;

    "GAAP" means generally accepted accounting principles, as applicable;

    "GOVERNMENTAL ENTITY" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board, regulatory authority, administrative agency or other authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

    "HELMS-BURTON ACT" means the United States CUBAN LIBERTY AND DEMOCRATIC SOLIDARITY (LIBERTAD) ACT;

    "HSR ACT" means the United States HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, as amended, and the rules and regulations that have been promulgated thereunder;

    "INFORMATION AGENT" means Innisfree M&A Incorporated;

    "INITIAL TRUST DISTRIBUTION" means the distribution by the Canadian Coal Trust on the 10th Business Day following the Date of Exchange to its Unitholders of record on the Date of Exchange of a cash amount for each Unit held (net of withholding taxes), calculated from the initial Take Up and Pay Date up to but excluding the Date of Exchange, in an amount accruing daily at the rate of $1.05 per calendar quarter per Unit;

    "INTERMEDIARY" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds Shares on behalf of a person who is not the registered holder thereof;

    "LEP" means Luscar Energy Partnership, formerly Sherritt Coal Partnership, a partnership between a wholly-owned subsidiary of Sherritt and a wholly-owned subsidiary of OTPP;

    "LETTER OF TRANSMITTAL AND ELECTION FORM" means the amended letter of transmittal printed on pink paper in the form accompanying the Enhanced Offer and Circular;

    "LUSCAR" means Luscar Coal Ltd. and Luscar Ltd., a wholly-owned subsidiary of Luscar Coal Ltd.;

    "LUSCAR NOTES" means the 9.75% senior notes issued by Luscar Coal Ltd. due October 15, 2011;

    "LUSCAR PUT" means the right of each of Luscar and CONSOL to require the MetCoal Company to acquire their respective interests in the Luscar mine within 30 days after the date on which the Canadian Coal Trust becomes a reporting issuer in Canada;

    "MANAGEMENT AGREEMENT" means the management agreement to be entered into between SCAI and the Manager prior to the Date of Exchange, pursuant to which the Manager will provide management services to SCAI and its subsidiaries;

    "MANAGER" means a person which will be 50%-owned by each of Sherritt and OTPP or subsidiaries thereof and which will be a party to the Administration Agreement and the Management Agreement;

    "MAXIMUM CASH AMOUNT" means $850 million, representing the maximum amount of cash available to Shareholders who elect the Cash Option or the Combination Option;

    "MAXIMUM EXCHANGE RIGHT AMOUNT" means the aggregate maximum number of Exchange Rights available to Fording Shareholders electing the Exchange Right Option or the Combination Option which will be not more than 82.5% of the outstanding Shares (calculated on a diluted basis);

    "MET COAL ASSETS" means, collectively, a 100% interest in the Line Creek mine, a 100% interest in the undeveloped Cheviot mine project and a 46.4% interest in Neptune Bulk (Canada) Terminals Ltd.;

    "METCOAL COMPANY" means the corporation to be created under the CBCA and resulting from the Amalgamation;

    "METCOAL COMMON SHARES" means the common shares in the capital of the MetCoal Company;

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    "METCOAL NOTES" means the unsecured, subordinated notes of the MetCoal
Company;

    "METCOAL NOTE INDENTURE" means the note indenture which will provide for the issuance of the MetCoal Notes;

    "NEWCO" means a wholly-owned subsidiary of the Offeror to be created under the CBCA;

    "NOTICE OF GUARANTEED DELIVERY" means the amended notice of guaranteed delivery printed on orange paper in the form accompanying the Enhanced Offer and Circular;

    "NOTICE OF VARIATION" means the Notice of Variation dated December 16, 2002 varying the Original Offer;

    "NYSE" means the New York Stock Exchange;

    "OFFEROR" or "SCAI" means Sherritt Coal Acquisition Inc., a corporation incorporated under the laws of Canada and wholly-owned by the Partnership;

    "ORIGINAL OFFER" means the offer dated October 25, 2002 made by the Offeror to the Shareholders to purchase all of the outstanding Shares for Cdn.$29.00 per Share, the terms and conditions of which were set forth in the offer document, including the circular, letter of transmittal and notice of guaranteed delivery which accompanied the Original Offer;

    "OSC" means the Ontario Securities Commission;

    "OTPP" means Ontario Teachers' Pension Plan Board, a non-share capital corporation established under the laws of the Province of Ontario;

    "PARTNERS" means the wholly-owned subsidiaries of each of Sherritt and OTPP, respectively, which are the two partners of the Partnership;

    "PARTNERSHIP" means Sherritt Coal Partnership II, a general partnership formed under the laws of the Province of Ontario, the two partners of which are the Partners;

    "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

    "POLICY Q-27" means Policy Q-27 of the CVMQ, as amended;

    "REGISTERED PLANS" means, collectively, registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), deferred profit sharing plans ("DPSP") and registered education savings plans ("RESP");

    "RULE 61-501" means Rule 61-501 of the OSC, as amended;

    "SCAI" or the "OFFEROR" means Sherritt Coal Acquisition Inc., a corporation incorporated under the laws of Canada and wholly-owned by the Partnership;

    "SCAI NOTE INDENTURE" means the note indenture which will provide for the issuance of the SCAI Notes to be dated prior to the Date of Exchange and entered into between SCAI and the SCAI Note Trustee;

    "SCAI NOTES" means the SCAI Series A Notes and the SCAI Series B Notes and any other series of notes to be issued pursuant to the SCAI Note Indenture, collectively;

    "SCAI NOTE TRUSTEE" means the trustee appointed pursuant to the SCAI Note Indenture;

    "SCAI SERIES A NOTES" means the unsecured, subordinated Series A notes of SCAI to be issued pursuant to the SCAI Note Indenture;

    "SCAI SERIES B NOTES" means the unsecured, subordinated Series B notes of SCAI to be issued pursuant to the SCAI Note Indenture;

    "SCAI SHARES" means the common shares of SCAI;

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    "SEC" means the United States Securities and Exchange Commission;

    "SECURITIES ACT" means the SECURITIES ACT (Ontario), as amended;

    "SHAREHOLDER" means a registered holder of Shares;

    "SHAREHOLDER RIGHTS PLAN" or "SRP" means the shareholder rights plan agreement dated April 15, 2002, as amended between Fording and Computershare Trust Company of Canada;

    "SHAREHOLDERS AGREEMENT" means the shareholders agreement to be entered into prior to the Date of Exchange between the Canadian Coal Trust, the Partnership and SCAI;

    "SHARES" means the outstanding common shares of Fording together with the associated SRP Rights;

    "SHERRITT" means Sherritt International Corporation, a corporation incorporated under the laws of the Province of New Brunswick;

    "SHERRITT POWER NOTES" means the 12.125% senior unsecured amortizing notes issued by Sherritt Power Corporation due 2007;

    "SPECIAL RESOLUTION" means a resolution passed by the affirmative votes of the holders of more than 66 2/3% of the Units represented and voted upon such resolution, either in person or by proxy, at the meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of Units holding more than 66 2/3% of the outstanding Units entitled to be voted on such resolution;

    "SRP RIGHTS" means the rights issued or issuable pursuant to the Shareholder Rights Plan;

    "SUBSEQUENT ACQUISITION TRANSACTION" means an amalgamation, statutory arrangement, capital reorganization, winding up, liquidation, asset disposition or other transaction that may involve the Offeror (or a wholly-owned subsidiary of the Offeror) and Fording, as contemplated in Section 18 of the Circular, "Acquisition of Fording Shares not Deposited under the Enhanced
Offer -- Subsequent Acquisition Transaction";

    "SUBSIDIARY" has the meaning given in the Securities Act;

    "TAKE UP AND PAY DATE" means each date on which the Offeror takes up and pays for the Shares deposited under the Enhanced Offer;

    "TAX ACT" means the INCOME TAX ACT (Canada) and the regulations thereunder;

    "TAX PROPOSALS" means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

    "TECK" means Teck Cominco Limited, a corporation existing under the CBCA;

    "TRUSTEES" means the trustees of the Canadian Coal Trust to be elected or appointed pursuant to the Declaration of Trust;

    "TSX" means the Toronto Stock Exchange;

    "UNITHOLDERS" means, at any time, the holders at that time of one or more Units as shown on the register for the Units;

    "UNITS" means the trust units of the Canadian Coal Trust, each trust unit representing an equal undivided beneficial interest therein;

    "U.S." or "UNITED STATES" means the United States of America;

    "U.S. 1940 ACT" means the United States INVESTMENT COMPANY ACT OF 1940, as amended;

    "U.S. FORWARDING AGENT" means Mellon Investor Services, LLC at the offices specified in the Letter of Transmittal and Election Form and on the last page of this document;

    "U.S. PERSON" has the meaning given in Regulation S to the United States SECURITIES ACT OF 1933, as amended, except in the section of Appendix B entitled "Risk Factors -- The U.S. Embargo and the Helms-Burton Act", where it has the meaning as defined in that section; and

    "WESTSHORE" means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

                                 EXCHANGE RATES

    In this document, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, in effect during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada average noon spot rate of exchange.

                                                              Year Ended December 31,
                          ------------------------------------------------------------------------------------------------
                           Nine Months Ended
                          September 30, 2002      2001       2000       1999       1998       1997       1996       1995
                          -------------------   --------   --------   --------   --------   --------   --------   --------
                                 U.S.$           U.S.$      U.S.$      U.S.$      U.S.$      U.S.$      U.S.$      U.S.$
Low for the period......          0.6199         0.6242     0.6413     0.6537     0.6343     0.6948     0.7215     0.7025
High for the period.....          0.6618         0.6695     0.6973     0.6929     0.7105     0.7489     0.7515     0.7529
Rate at the end of the
  period................          0.6306         0.6279     0.6666     0.6929     0.6534     0.6997     0.7301     0.7325
Average noon spot rate
  for the period........          0.6369         0.6460     0.6736     0.6731     0.6750     0.7225     0.7334     0.7287

                                                                             2002
                                               ----------------------------------------------------------------
                                               November   October    September    August      July       June
                                               --------   --------   ---------   --------   --------   --------
                                                U.S.$      U.S.$       U.S.$      U.S.$      U.S.$      U.S.$
Low for the month............................   0.6289     0.6273     0.6306      0.6276     0.6303     0.6452
High for the month...........................   0.6439     0.6409     0.6434      0.6443     0.6603     0.6618
Rate at the end of the month.................   0.6388     0.6409     0.6306      0.6415     0.6312     0.6585
Average noon spot rate for the month.........   0.6364     0.6338     0.6346      0.6378     0.6470     0.6530

    On December 13, 2002, the Bank of Canada noon spot rate of exchange was U.S.$1.00 = Cdn.$1.5602. On December 13, 2002, the inverse of the noon buying rate of exchange, as reported by the Bank of Canada, was Cdn.$1.00 = U.S.$0.6409.

                              CONSENT OF TORYS LLP

TO:     Sherritt Coal Acquisition Inc.
AND TO: The Board of Directors of Sherritt Coal Acquisition Inc.

    We hereby consent to the reference to our opinion contained under
Section 19 of the Circular, "Canadian Federal Income Tax Considerations", under the heading "Eligibility for Investment" in Appendix A to the Circular and under the heading "Certain Canadian Federal Income Tax Considerations" in Appendix A to the Circular, pursuant to the Enhanced Offer dated December 16, 2002 by Sherritt Coal Acquisition Inc. to the holders of Shares of Fording Inc., which is also part of the Registration Statement under the UNITED STATES SECURITIES ACT OF 1933, as amended, of Sherritt International Corporation and the Canadian Coal Trust filed with the Securities and Exchange Commission, and any amendments thereto.

Toronto, Canada                                               (Signed) TORYS LLP
December 16, 2002

                      CONSENT OF MAYER, BROWN, ROWE & MAW

TO:     Sherritt Coal Acquisition Inc.
AND TO: The Board of Directors of Sherritt Coal Acquisition Inc.

    We hereby consent to the reference to our opinion contained under
Section 20 of the Circular, "United States Federal Income Tax Considerations", and under the heading "Certain Federal Income Tax Considerations -- Certain United States Federal Income Tax Considerations" in Appendix A to the Circular, pursuant to the Enhanced Offer dated December 16, 2002 by Sherritt Coal Acquisition Inc. to the holders of Shares of Fording Inc., which is also part of the Registration Statement under the UNITED STATES SECURITIES ACT OF 1933, as amended, of Sherritt International Corporation and the Canadian Coal Trust filed with the Securities and Exchange Commission, and any amendments thereto.

Chicago, Illinois                              (Signed) MAYER, BROWN, ROWE & MAW
December 16, 2002

                         CONSENT OF NORWEST CORPORATION

TO:     Sherritt Coal Acquisition Inc.
AND TO: The Board of Directors of Sherritt Coal Acquisition Inc.

    We hereby consent to the reference to our firm under the heading "Summary of Distributable Cash Flows of the Canadian Coal Trust" appearing in Appendix A to the Circular and to our "Independent Opinion of Norwest Corporation Regarding Line Creek Mine Plan and Cost Estimates" appearing in Appendix D to the Circular, pursuant to the Enhanced Offer dated December 16, 2002 by Sherritt Coal Acquisition Inc. to the holders of Shares of Fording Inc., which is also part of the Registration Statement under the UNITED STATES SECURITIES ACT OF 1933, as amended, of Sherritt International Corporation and the Canadian Coal Trust filed with the Securities and Exchange Commission, and any amendments thereto.

Calgary, Alberta                                    (Signed) NORWEST CORPORATION
December 16, 2002

           APPROVAL AND CERTIFICATE OF SHERRITT COAL ACQUISITION INC.

DATED: December 16, 2002

    The contents of the Original Offer and the Enhanced Offer have been approved, and the sending, communication or delivery thereof to the Shareholders of Fording Inc. has been authorized by the Board of Directors of Sherritt Coal Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Enhanced Offer.

                         SHERRITT COAL ACQUISITION INC.

         (Signed) DENNIS G. MASCHMEYER                       (Signed) JOWDAT WAHEED

                 President and                              Senior Vice President and
            Chief Executive Officer                          Chief Financial Officer

                              On behalf of the Board of Directors

          (Signed) TREVOR M. APPERLEY                    (Signed) SAMUEL W. INGRAM, Q.C.

                   Director                                         Director

    FOR FURTHER INFORMATION OR ADDITIONAL COPIES OF THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND ELECTION FORM OR THE NOTICE OF GUARANTEED DELIVERY PLEASE
CONTACT:

                   THE DEPOSITARY FOR THE ENHANCED OFFER IS:

                           CIBC MELLON TRUST COMPANY

                                    BY MAIL
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                             BY HAND OR BY COURIER
                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                    M5L 1G9
                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                        E-mail: inquiries@cibcmellon.com

                    HALIFAX                                          MONTREAL
               1660 Hollis Street                             2001 University Street
        Centennial Building, Suite 406                              16th Floor
                  Halifax, NS                                      Montreal, PQ
                    B3J 1V7                                          H3A 2A6

                    CALGARY                                         VANCOUVER
               600 The Dome Tower                           1066 West Hastings Street
         333 - 7th Ave. S.W., 6th Floor                             16th Floor
                   Calgary AB                                     Vancouver, BC
                    T2P 2Z1                                          V6E 3X1

THE U.S. FORWARDING AGENT FOR THE ENHANCED OFFER THE INFORMATION AGENT FOR THE ENHANCED OFFER IS:
                       IS:                                  INNISFREE M&A INCORPORATED
         MELLON INVESTOR SERVICES, LLC
             BY HAND OR BY COURIER                              501 Madison Avenue
              120 Broadway Street                                   20th Floor
                   13th Floor                                  New York, New York
              New York, New York                                      10022
                     10271

                                                   Telephone: 1-877-750-5837 (English speakers)
                                                         1-877-750-9499 (French speakers)

                                                 Banks and Brokers Call Collect: (212) 750-5833

                    THE DEALER MANAGERS FOR THE ENHANCED OFFER IN CANADA ARE:

         National Bank Financial Inc.                        BMO Nesbitt Burns Inc.
           Telephone: (416) 869-3707                        Telephone: (416) 359-8137

           ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED
    TO THE DEALER MANAGERS, THE DEPOSITARY, THE U.S. FORWARDING AGENT OR THE
                               INFORMATION AGENT
       AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

                                   APPENDIX A
                 INFORMATION CONCERNING THE CANADIAN COAL TRUST

                            THE CANADIAN COAL TRUST
                               TABLE OF CONTENTS

                                                                Page
                                                              --------
NOTICE......................................................       A-5

OVERVIEW....................................................       A-5
  General...................................................       A-5
  Structure.................................................       A-5
  Anticipated Transactions..................................       A-6
  Business of the MetCoal Company...........................       A-7

GREATER POTENTIAL FOR THE METCOAL COMPANY...................       A-7
  Increased Efficiency of Existing Mine Operations..........       A-8
  More Efficient Use of Terminal Handling Facilities........       A-8
  More Efficient Use of Rail Transportation and Reduced
    Vessel Demurrage Charges................................       A-9
  Superior Product Offering.................................       A-9
  Potential Tax Savings.....................................       A-9

INDUSTRY OVERVIEW...........................................       A-9
  Coal Industry Overview....................................       A-9
  Wollastonite and Tripoli Industry Overview................      A-13

OVERVIEW OF THE METCOAL COMPANY.............................      A-14
  Principal Properties and Facilities.......................      A-14
  Coal and Other Reserves...................................      A-18
  Employees and Labour Relations............................      A-22
  Capital Expenditures......................................      A-22
  Law and Regulation........................................      A-23
  Canadian Environmental Matters............................      A-24
  United States Environmental Matters.......................      A-27

SELECTED INFORMATION FOR FORDING'S MOUNTAIN OPERATIONS AND
  FORDING'S INDUSTRIAL MINERALS OPERATIONS..................      A-29

REVIEW OF FINANCIAL RESULTS OF FORDING'S MOUNTAIN OPERATIONS
  AND FORDING'S INDUSTRIAL MINERALS OPERATIONS..............      A-30
  Results of Operations.....................................      A-30
  Capital Expenditures......................................      A-32

SELECTED INFORMATION FOR THE MET COAL ASSETS................      A-32

REVIEW OF FINANCIAL CONDITION OF THE MET COAL ASSETS........      A-33
  Overview..................................................      A-33
  Results of Operations.....................................      A-34

SELECTED INFORMATION FOR THE LUSCAR MINE....................      A-36

REVIEW OF FINANCIAL CONDITION OF THE LUSCAR MINE............      A-37
  Overview..................................................      A-37
  Results of Operations.....................................      A-37

SUMMARY OF DISTRIBUTABLE CASH OF CANADIAN COAL TRUST........      A-38

                                                                Page
                                                              --------
DIRECTORS, MANAGEMENT AND TRUSTEES..........................      A-40
  Trustees and Executive Officers of Canadian Coal Trust....      A-40
  Directors and Executive Officers of Sherritt Coal
    Acquisition Inc.........................................      A-40
  Governance of Canadian Coal Trust.........................      A-41
  Governance of Sherritt Coal Acquisition Inc...............      A-41
  Remuneration of Trustees of Canadian Coal Trust and
    Directors of Sherritt Coal Acquisition Inc..............      A-42
  Insurance Coverage for Canadian Coal Trust, Sherritt Coal
    Acquisition Inc. and Related Entities and
    Indemnifications........................................      A-42
  Management Agreement for SCAI and its Subsidiaries........      A-42
  Administration Agreement for Canadian Coal Trust..........      A-44

FUNDING, ACQUISITION AND RELATED TRANSACTIONS...............      A-45
  Credit Arrangements of Sherritt Coal Acquisition Inc. and
    the MetCoal Company.....................................      A-45
  Acquisition of SCAI Securities............................      A-45
  MetCoal Company and Related Matters.......................      A-46

THE CANADIAN COAL TRUST.....................................      A-48
  Activities of Canadian Coal Trust.........................      A-48
  Units.....................................................      A-49
  Issuance of Units.........................................      A-49
  Trustees..................................................      A-50
  Cash Distributions........................................      A-51
  Redemption Right..........................................      A-52
  Meetings of Unitholders...................................      A-53
  Limitation of Non-Resident Ownership......................      A-54
  Amendments to Trust.......................................      A-54
  Term of Trust.............................................      A-55
  Take-over Bids............................................      A-56
  Exercise of Certain Voting Rights Attached to Securities
    of Sherritt Coal Acquisition Inc........................      A-56
  Information and Reports...................................      A-56
  Unitholder Liability Protection Measures..................      A-57
  Book-Entry Only System....................................      A-58
  Listing of Units..........................................      A-58

EXCHANGE RIGHTS.............................................      A-59
  General...................................................      A-59
  Terms of the Exchange Rights..............................      A-59
  Limitation of Non-Resident Ownership......................      A-61
  Listing...................................................      A-61
  Exchange Agent............................................      A-61

CONSOLIDATED CAPITALIZATION OF THE CANADIAN COAL TRUST......      A-62

SHARE AND LOAN CAPITAL OF SHERRITT COAL ACQUISITION INC.....      A-62
  Distribution Policy.......................................      A-62
  SCAI Shares...............................................      A-62
  SCAI Notes and Subordination..............................      A-63
  Conversion Agreement......................................      A-65
  Shareholders Agreement....................................      A-65

SHARE AND LOAN CAPITAL OF THE METCOAL COMPANY...............      A-66
  Distribution Policy.......................................      A-66

RISK FACTORS................................................      A-67
  Risks Related to the MetCoal Company's Business and
    Industry................................................      A-67
  Risks Related to Structure of Canadian Coal Trust.........      A-74

                                                                Page
                                                              --------
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..........      A-77
  Holders Resident in Canada................................      A-77
  Holders Not Resident in Canada............................      A-81

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS..............      A-82
  Consequences of Exchanging Exchange Rights for Units......      A-82
  U.S. Federal Income Taxation of Dividends.................      A-83
  U.S. Taxation of Capital Gains............................      A-83
  Controlled Foreign Corporation and Foreign Personal
    Holding Company Rules...................................      A-84
  Passive Foreign Investment Company Rules..................      A-84
  Backup Withholding........................................      A-84

ELIGIBILITY FOR INVESTMENT..................................      A-85

MATERIAL CONTRACTS..........................................      A-85

LEGAL MATTERS...............................................      A-85

LEGAL PROCEEDINGS...........................................      A-86

AUDITORS, EXCHANGE AGENT, TRANSFER AGENT AND REGISTRAR......      A-86

GLOSSARY OF MINING TERMS....................................      A-87

                                     NOTICE

    INFORMATION CONCERNING FORDING, TECK AND WESTSHORE (INCLUDING FORWARD-LOOKING STATEMENTS) CONTAINED IN THE ENHANCED OFFER AND CIRCULAR, INCLUDING THIS APPENDIX A, HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS OR RECORDS ON FILE WITH SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN THAT ARE TAKEN FROM OR BASED UPON THOSE DOCUMENTS AND RECORDS OR OTHER PUBLIC SOURCES ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION TAKEN FROM OR BASED UPON THOSE DOCUMENTS, RECORDS AND OTHER PUBLIC SOURCES OR FOR ANY FAILURE BY FORDING, TECK AND WESTSHORE TO DISCLOSE PUBLICLY EVENTS OR FACTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION, BUT WHICH ARE UNKNOWN TO THE OFFEROR.

    FOR MORE COMPLETE DISCLOSURE OR FOR FURTHER INFORMATION ON FORDING, TECK AND WESTSHORE, REFERENCE SHOULD BE MADE TO THE PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH SECURITIES REGULATORY AUTHORITIES FOR EACH OF FORDING, TECK AND WESTSHORE, AS APPLICABLE.

    UNLESS OTHERWISE INDICATED, ALL AMOUNTS IN THIS APPENDIX A ARE STATED IN CANADIAN DOLLARS. CERTAIN CAPITALIZED WORDS AND OTHER TERMS USED IN THIS APPENDIX A BUT NOT DEFINED SHALL HAVE THE SAME MEANINGS HEREIN AS IN THE ENHANCED OFFER TO WHICH THIS APPENDIX A IS ATTACHED.

                                    OVERVIEW

GENERAL

    The Canadian Coal Trust has been established to allow Fording Shareholders to maintain an interest in the business of Fording which the Offeror intends to enhance through the acquisition of certain selected metallurgical coal assets of Luscar and CONSOL and the disposition or monetization of Fording's thermal coal assets. The Canadian Coal Trust has been structured as an income fund trust to allow its Unitholders to receive maximum value from the significant cash flows that are expected to be generated by the MetCoal Company.

    To acquire an interest in the Canadian Coal Trust, Fording Shareholders must elect to receive Exchange Rights for their Fording Shares deposited under the Enhanced Offer. Each Exchange Right will be automatically exchanged for one Unit of the Canadian Coal Trust on the Date of the Exchange. On the 10th business day following the Date of Exchange, the Canadian Coal Trust will pay to all Unitholders of record on the Date of Exchange, for each Unit held (net of applicable withholding taxes), a cash distribution, calculated from the first Take Up and Pay Date up to but excluding the Date of Exchange, in an amount accruing daily at the rate of $1.05 per calendar quarter per Unit.

STRUCTURE

    Upon completion of the Fording Acquisition, the Offeror will cause Fording to be amalgamated under the CBCA with a wholly-owned subsidiary of the Offeror. The resulting corporation will be the MetCoal Company. The Canadian Coal Trust together with the Partnership will hold an indirect interest in the MetCoal Company. The Canadian Coal Trust's sole assets will be its indirect interest in the MetCoal Company and, accordingly, it will be entirely dependent on the operations and financial condition of the MetCoal Company. The proportionate interests of the Canadian Coal Trust and the Partnership in the MetCoal Company will be dependent upon the percentage of Shares held by Shareholders who elect to receive Exchange Rights in consideration for their Shares deposited under the Enhanced Offer, and initially for the Canadian Coal Trust will not be less than 52.8% or more than 82.5%, before the acquisition of the Met Coal Assets or exercise of the Luscar Put. Giving effect to the acquisition of the Met Coal Assets, but excluding the exercise of the Luscar Put, the equivalent percentages for the Canadian Coal Trust will be not less than 57.6% and not more than 84.3% and for the Partnership will be not less than 15.7% and not more than 42.4%.

    Except as otherwise noted or as the context requires, all information in this Appendix A assumes the MetCoal Company exists and has completed the acquisition of the Met Coal Assets, but that the Luscar Put has not been exercised.

    The diagram below illustrates the structure after the Date of Exchange (before the exercise of the Luscar Put):

                                   [GRAPHIC]

ANTICIPATED TRANSACTIONS

    In order to focus the operation of the MetCoal Company on metallurgical coal, to realize the synergies, cost savings and benefits outlined in this Circular, and to reduce indebtedness and capital expenditure commitments in the MetCoal Company, the MetCoal Company intends:

    - to acquire the Met Coal Assets from Luscar and CONSOL; and

    - to enter into transactions that will result in the MetCoal Company not having a material economic participation in Fording's thermal coal assets and such economic participation being held by the Partnership, Luscar and/or their affiliates.

    Subject to obtaining any required regulatory and third party consents, the MetCoal Company will cease to have a material economic participation in those thermal assets from the first Take Up and Pay Date. The proceeds of these transactions will be used to repay a portion of the outstanding indebtedness of Fording, to terminate existing currency hedge arrangements and to pay the break fees under the Fording-Teck Combination. As at September 30, 2002, the aggregate outstanding indebtedness of Fording, including costs in respect of the proposed Fording plans of arrangement was approximately $166 million. Currency hedge arrangement cancellation costs are estimated at $115 million and break fees payable are $51 million. Approximately $90 million of the above amounts are expected to be financed from borrowings under the bridge loans described in
Section 15 of the Circular, "Source of Funds".

    The Offeror and Luscar and CONSOL have agreed in principle that effective on the date on which the Offeror acquires 66 2/3% of the Shares, the MetCoal Company will acquire for the aggregate consideration of 5.9 million Units of the Canadian Coal Trust a 100% interest in the Line Creek mine, a 100% interest in the undeveloped Cheviot mine project and a 46.4% interest in Neptune Bulk (Canada) Terminals Ltd. ("Neptune Terminals") (collectively, the "Met Coal Assets"), subject to settlement of definitive documentation and certain conditions, including obtaining certain required consents, which are expected to be received by the Offeror prior to the completion of the Fording Acquisition. This agreement in principle also provides Luscar and CONSOL with the right to require the MetCoal Company to acquire for the aggregate consideration of 500,000 Units of the Canadian Coal Trust a 100% interest in the Luscar mine (excluding pre-existing reclamation liabilities) within 30 days after the date on which the Canadian Coal Trust becomes a reporting issuer in Canada (the "Luscar Put"). Furthermore, under the terms of this agreement in principle, on the Date of Exchange, the

Partnership has agreed to nominate a representative of CONSOL as a Trustee and as a director of SCAI. See "Funding, Acquisition and Related
Transactions -- MetCoal Company and Related Matters" in this Appendix A. Luscar Coal Ltd. and Luscar Ltd. (collectively referred to herein as "Luscar") are indirect subsidiaries of Sherritt and OTPP. As a result, Luscar is a related party to the Offeror, the Partnership, Sherritt and OTPP.

    Following the acquisition of the Met Coal Assets by the MetCoal Company and assuming the exercise of the Luscar Put, each of Luscar and CONSOL will own approximately 3.2 million Units of the Canadian Coal Trust, representing approximately 5.5% of the outstanding Units, including the issuance of Units upon exchange of the Partnership's interest in SCAI Shares and SCAI Series B Notes for Units of the Canadian Coal Trust. See "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Conversion Agreement" in this Appendix A.

BUSINESS OF THE METCOAL COMPANY

    The metallurgical and other assets of the MetCoal Company will consist of the following:

    - all of Fording's mountain operations including the Fording River mine, the Greenhills mine and the Coal Mountain mine;

    - all of Fording's industrial minerals operations;

    - a 100% interest in the Line Creek mine;

    - a 100% interest in the undeveloped Cheviot mine project;

    - a 46.4% interest in Neptune Terminals; and

    - the coal and mineral reserves and resources related to the above metallurgical and mineral properties.

    If the Luscar Put is exercised by Luscar and CONSOL, the MetCoal Company will be required to acquire a 100% interest in the Luscar mine within 30 days after the date on which the Canadian Coal Trust becomes a reporting issuer.

    After giving effect to the Enhanced Offer and the contemplated asset transfers associated with it, the MetCoal Company will be the largest metallurgical coal producer in Canada and the second largest exporter of seaborne metallurgical coal in the world. The MetCoal Company will sell its metallurgical coal to a diversified customer base primarily in the Pacific Rim, South America, the United States, Europe and Canada. Over 90% of the MetCoal Company's revenue is expected to be generated from the sale of metallurgical coal.

    The MetCoal Company will have proven and probable coal reserves in western Canada that will last for more than 20 years based on 2001 production from its four operating mines. The MetCoal Company will also own the Cheviot mine project which, the Offeror believes, represents the most significant potential to expand high quality metallurgical coal production in Canada. Further, through its ownership of Fording's industrial minerals operations, the MetCoal Company will be the world's largest producer of wollastonite. Upon completion of the Fording Acquisition, the Offeror currently intends to examine possible value optimization alternatives for Fording's industrial minerals operations. See "Overview of the MetCoal Company -- Principal Properties and Facilities" and "Overview of the MetCoal Company -- Coal and Other Reserves" in this
Appendix A.

                   GREATER POTENTIAL FOR THE METCOAL COMPANY

    The Offeror believes that the metallurgical coal assets and associated operations of Fording and the Met Coal Assets are complementary and that the combination thereof will provide the MetCoal Company with capabilities and resources that are better positioned to succeed in the highly competitive global metallurgical coal market. Generally, the combination is expected to enhance the profitability and growth prospects of the MetCoal Company by generating significant operating efficiencies from a larger base of mining operations and port facilities. The Offeror expects the combination of Fording and the Met Coal Assets to generate cost savings of approximately $50 million annually, plus additional marketing and coal blending synergies. The Offeror believes the most significant benefits of the combination of the metallurgical coal assets and operations of Fording and the Met Coal Assets are as follows:

INCREASED EFFICIENCY OF EXISTING MINE OPERATIONS

    The Fording metallurgical coal assets and the Line Creek mine included in the Met Coal Assets are in close proximity to each other in the Elk Valley region in southeastern British Columbia. See map below. The combination of these metallurgical coal assets will allow the MetCoal Company to share contiguous production, management and infrastructure, optimize production from lower cost reserves, provide superior coal blending capability, enhance the production of higher quality reserves and achieve lower costs on certain goods, services and equipment through purchasing efficiencies. The Line Creek mine is contiguous with the Greenhills mine and the Fording River mine, whereas Teck's Elkview mine is not. By combining the metallurgical coal reserves held by Fording and the Line Creek mine, the MetCoal Company may be able to extend the life of Fording's existing mines beyond their current planned closure dates.

                                   [GRAPHIC]

MORE EFFICIENT USE OF TERMINAL HANDLING FACILITIES

    The MetCoal Company expects to sell a greater proportion of its coal to overseas customers through bulk handling facilities on the Canadian west coast at Neptune Terminals, in which the MetCoal Company will own a 46.4% interest. In addition the MetCoal Company intends to continue shipping a significant amount of its coal through Westshore, which shall remain an important bulk handling facility for the MetCoal Company. By agreement with the other shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product. As a result, it is anticipated that the port costs allocated to the MetCoal Company's shipments through Neptune Terminals will be significantly lower than commercial rates charged by Westshore. Fording currently ships to all of its overseas customers through Westshore under three contracts, two of which have expired or will expire before the end of 2002. The incremental cost of throughput at Neptune Terminals, including ancillary rail charges, is approximately $2.50 per tonne, which is less than half of the average coal loading revenue of $5.75 per tonne realized by Westshore during the first nine months of 2002. During 2002, the Line Creek mine has reduced its port costs by increasing shipments through Neptune Terminals. Neptune Terminals currently has the capacity to handle an additional 4.0 million tonnes of coal in 2003 and, with modest capital expenditures, increase its capacity by a further 4.0 million tonnes. The MetCoal Company will also continue to have access to Westshore under existing contracts. Having access to both terminals will provide the MetCoal Company with significant flexibility, including the ability to continue shipping coal in the event of disruptions at either terminal facility.

MORE EFFICIENT USE OF RAIL TRANSPORTATION AND REDUCED VESSEL DEMURRAGE CHARGES

    Rail transportation is one of the largest costs incurred in the delivery of coal to customers. It is expected that the combination of the Met Coal Assets and Fording will allow for more efficient scheduling of rail cars and will optimize the movement of coal and deliveries to customers. It is also expected that the increased use of Neptune Terminals will allow the MetCoal Company to reduce vessel demurrage charges that result from port congestion.

SUPERIOR PRODUCT OFFERING

    Steel makers blend a wide range of metallurgical coals to provide the optimum chemical and physical characteristics of coke for their specific circumstances while minimizing their costs. Coals within a mine site and between differing mines can have significantly varying characteristics. The MetCoal Company will have a greater degree of flexibility in blending coals to better meet a broader range of customer specifications and, accordingly, will have greater opportunities to broaden its customer base and increase revenues.

POTENTIAL TAX SAVINGS

    As at December 31, 2001, the Line Creek mine had a $307.2 million cumulative provincial mineral tax cost pool which could be used to reduce the amount of provincial mineral taxes currently paid at Fording's mines, which amounted to $18.4 million in 2001 and $15.5 million through the nine months ending
September 30, 2002.

                               INDUSTRY OVERVIEW

COAL INDUSTRY OVERVIEW

    Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that world production of coal in 2001 was approximately 4.7 billion tonnes. Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets due to the fact the cost of transporting coal from mine to customer can be large relative to the value of the coal itself.

    Coal is generally classified according to its heat content as either lignite, bituminous, subbituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. Most coals are used primarily for their heating characteristics in the production of electricity, steam and process heat. Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China.

    STEEL INDUSTRY

    The primary production processes for steel include integrated steel mills (illustrated below), electric arc scrap recovery mills and some newer technologies, which directly reduce iron to steel. Integrated steel mills, which account for approximately 70% of global steel production, are the primary users of metallurgical coal.

    Integrated steel mills use coal in blast furnaces in the form of coke or as a direct input known as pulverized coal injection. Coke, made from metallurgical coal, provides heat and carbon to convert iron ore to liquid pig iron. Due to its porous nature and strength at elevated temperatures, coke provides critical support for the blast furnace charge throughout the blast furnace process. It is important for the performance of the blast furnace and the quality of the final steel product that the coke have low levels of impurities such as ash, sulphur and phosphorus, and that it retain its hardness and strength inside the blast furnace. Metallurgical coals that retain their hardness through the coking process are also referred to as hard coking coals. The volume of metallurgical coal used in coke ovens is relatively stable from year to year because coke oven batteries are operated continuously from the time they are put into operation until they are decommissioned several decades later. Coal utilized for pulverized coal injection is generally derived from less expensive coals, which tend to be priced relative to thermal coals. These coals provide a source of heat and carbon for the steel-making process but cannot be used to make coke.

    The following schematic outlines how steel is produced in a typical integrated steel mill:

                                   [GRAPHIC]

       --------------------------

        Source: Barlow Jonker Pty. Limited

    Coke quality is driven by the technical requirements of blast furnaces, which have increasingly focused on coke strength. Because of their individual operating circumstances, each integrated steel mill requires a unique blend of metallurgical coal. The blending of coals used by individual integrated steel mills is a complex task focused on achieving the required coke quality, including reducing impurities such as sulphur and phosphorus, at the lowest cost.

    Coal blends for coke making are generally a combination of low, mid and high volatile coking coals. All three of these types of coal are also hard coking coals as coke made from them retains its hardness and strength inside blast furnaces. Low volatile coking coals generally attract the highest price and are exported primarily from Australia and the United States. Most Canadian hard coking coals are mid volatile and compete primarily with Australian coals for inclusion in the coke blend. Australia and the United States are the primary exporters of high volatile coking coal. Weak coking coals, which generally attract the lowest price, are often included in coking coal blends to reduce the cost of producing coke. Australia and China are the dominant suppliers of weak coking coal, although a weak coking coal product has been sold from the Coal Mountain mine in the past.

    The Offeror believes that the combined Fording and mines included in the Met Coal Assets will provide a wider selection of coal qualities to meet customer needs for mid volatile coals in the making of high quality coke. This can be expected to create increased sales opportunities with certain export customers. Additionally, the Offeror believes that steel mills will value the low sulphur content and the low phosphorous content of the metallurgical coals to be produced at the Cheviot mine project.

    METALLURGICAL COAL MARKET

    The metallurgical coal market is influenced by crude steel production, which is largely dependent on the overall state of the global economy. Crude steel production from integrated steel mills has experienced slow, steady growth of approximately 1.8% per annum over the last decade. From 1997 to 2000, worldwide steel consumption grew at an average rate of 2.3% per annum according to Barlow Jonker Pty. Limited. The corresponding growth in crude steel production has been 1.5% per annum, and in pig iron production 1.3% per annum. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been relatively stable. In turn, the volume of metallurgical coal used in this process has not generally experienced the same variability as total steel production, and the Offeror expects that over the near term, such stability of demand will continue.

    An October 2002 forecast by the International Iron and Steel Institute, medium case, projects 2.9% per annum growth in steel consumption through 2006. On the basis of this forecast, the Offeror believes there will be stable ongoing demand for metallurgical coals of the type that will be produced by the MetCoal Company.

    The main markets for the metallurgical coals produced by the MetCoal Company will be those steel-producing countries that must import coal by means of seaborne vessels, primarily Japan, Korea and other Pacific Rim countries, and South America and western European countries. The major countries that export metallurgical coal to this seaborne metallurgical coal market are Australia, Canada, the eastern United States and China.

    In addition to the seaborne metallurgical coal market, the MetCoal Company will also supply metallurgical coal to steel mills in the Great Lakes area of the United States and Canada in competition with United States coal producers. The Offeror believes the MetCoal Company will be competitive in these markets due, in part, to the specific metallurgical characteristics of the coal required by these steel mills, the low exchange value of the Canadian dollar and the depletion of comparable coal supplies from the United States.

    Seaborne trade of metallurgical coals, including hard coking coal, is estimated by Barlow Jonker Pty. Limited to have been 193.0 million tonnes during 2001. The following chart shows the market share of seaborne trade of metallurgical coal for each supply region during 2001:

   SUPPLY REGIONS AND RELATIVE VOLUMES OF SEABORNE METALLURGICAL COAL IN 2001

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

AUSTRALIA  56%
Canada     14%
USA        12%
Other       8%
China       6%
Russia      3%
Poland      1%

       --------------------------

        Source: Barlow Jonker Pty. Limited

    Australia is the dominant exporter of metallurgical coal, supplying
106.0 million tonnes or 56% of the total seaborne market in 2001. Australian mines produce competitive, high quality metallurgical coals, including a dominant share of low volatile coking coals that are in favour with many coal buyers. Australia also supplies significant quantities of mid volatile coking coals and semi-soft coking coals. Australian metallurgical coal producers have benefited from the significant decline in the value of the Australian dollar relative to the

Canadian dollar and from their relative short overland transportation distance to port facilities. Canada is the second largest exporter of metallurgical coal with a 14% share of the seaborne market in 2001. Most of Canada's exports are mid volatile coking coals produced by mines situated in mountainous regions more than 1,000 kilometres from port facilities.

    Metallurgical coal exports from the United States decreased from
44.0 million tonnes in 1998 to 23.0 million tonnes in 2001. These exports are predominantly low volatile and high volatile coking coals and are generally very expensive. Metallurgical coals produced in the United States are no longer widely sold in Asia.

    During 2001, China supplied 6% of worldwide metallurgical coal exports, almost double its 2000 exports. These exports were primarily semi-soft coking coals and pulverized coal injection coals for which Chinese producers have a competitive cost structure. The Offeror does not expect Chinese exports of hard coking coal to increase significantly in the near future due to expansions in China's pig iron production.

    According to the recent study from Barlow Jonker Pty. Limited, it is estimated that there will be an 11 million tonne net increase in hard coking coal export capacity over the next five years, principally from Australia, China and the former Soviet Union countries. This forecast increase in net production includes output from the Cheviot mine project.

    Large international mining companies, which can supply multiple types of coal from several mines are increasingly dominating the seaborne market. These include BHP Billiton Limited and BHP Billiton plc, Mitsubishi, China National Coal Industry Import & Export (Group) Corporation, Anglo American plc,
Rio Tinto Limited, Xstrata plc and M.I.M. Holdings Limited. These companies compete on the basis of price, quality and long-term deliverability. The Offeror believes the MetCoal Company, with the combined metallurgical coal assets of Fording and the mines included in the Met Coal Assets, will form a stronger, more viable competitor in the seaborne metallurgical coal market.

    METALLURGICAL COAL PRICING

    The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. As demonstrated by the chart below, metallurgical coal prices have been cyclical for many years. Up until the year 2000, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing amongst the coals that fell into the hard coking coal category. Pricing in most other markets was negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese hard coking coal buyers have been negotiating prices individually and the influence on overall pricing by the Japanese steel industry has diminished. The Offeror believes that 2002 pricing for Canadian coking coals has been settled with Japanese customers at lower prices than for high quality Australian mid volatile coking coals with the same customers. The Offeror believes the wide pricing differential between hard coking coals and weak coking coals is encouraging steel-makers to increase the use of weak coking coal at the expense of hard coking coal. As illustrated below, for the first time in 20 years the pricing of hard coking coal and weak coking coal moved in different directions in 2002.

                   AUSTRALIAN COKING COAL CONTRACTS TO JAPAN

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      HARD COKING  SEMI-SOFT
1984       $52.50     $39.50
1985       $52.50     $39.50
1986       $49.00     $37.25
1987       $44.00     $32.50
1988       $46.90     $36.90
1989       $50.40     $42.40
1990       $52.30     $44.20
1991       $51.30     $43.20
1992       $50.80     $42.20
1993       $48.80     $39.70
1994       $44.95     $36.40
1995       $50.60     $42.67
1996       $53.20     $43.87
1997       $53.20     $42.00
1998       $50.95     $37.90
1999       $41.90     $32.20
2000       $39.75     $30.60
2001       $42.75     $36.00
2002       $48.00     $33.00

       --------------------------

        Source: Barlow Jonker Pty. Limited

    THERMAL COAL MARKETS

    In addition to the seaborne metallurgical coal market, the MetCoal Company will also sell smaller quantities of bituminous thermal coal, produced as a co-product from metallurgical coal operations, to electric power utilities in Asia and to industrial users in Canada.

    Demand for Canadian export thermal coal is driven by coal-fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region, which the Offeror expects to continue. During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition from suppliers and an oversupply in the market. Spot prices for export thermal coals decreased significantly as a result and although these spot prices have increased in recent months, they remain significantly lower than during 2001. Historically prices for export thermal coal markets have been cyclical and Canadian suppliers have little influence on pricing due to the limited volumes shipped. Export thermal coal prices decreased by about 30% from 1997 to 2000 due to the Asian economic crisis and increased export sales by Australian, Chinese and other producers. Prices in Pacific Rim markets increased by approximately 20% in 2001 due to continued growth in coal demand and delay in additional supply capacity from new mines.

WOLLASTONITE AND TRIPOLI INDUSTRY OVERVIEW

    WOLLASTONITE

    Wollastonite is a naturally occurring calcium silicate, which breaks down during crushing and grinding into needle-shaped particles. The structure and chemistry of wollastonite makes it useful as a functional additive in certain applications. Wollastonite is used in ceramics, plastics, metallurgy, paints, friction products and other applications. Wollastonite is also used in adhesives, joint compounds, refractories, rubber and wallboard. Wollastonite ore is mined using conventional open pit mining methods.

    In light of its use as a replacement for man-made fibres and asbestos, concern has been expressed regarding the health effects of wollastonite. Numerous studies have demonstrated that wollastonite is a benign mineral, its dust is highly biosoluble (meaning that inhaled dust will dissolve rapidly in lung fluids) and it is non-fibrogenic

(meaning that it is not conducive to lung scarring). Accordingly, wollastonite has been classified as a Group 3 agent by the International Agency for Research on Cancer ("IARC") meaning that it is not classifiable as to its carcinogenicity to humans.

    TRIPOLI

    Tripoli is a naturally occurring mild abrasive that is used in a variety of industries for sharpening, buffing and polishing purposes, such as commercial polishes and automotive buffing compounds. It is also used as a filler in paint. Tripoli deposits occur primarily in the southeastern United States, however, some production has historically occurred in Spain and Portugal, and deposits have been reported in Germany and France. Due in part to its dielectric physical properties and chemical resistance, tripoli is becoming increasingly valuable to the rubber and plastics resin industries. Tripoli has been classified as a Group 1 agent by the IARC.

                        OVERVIEW OF THE METCOAL COMPANY

PRINCIPAL PROPERTIES AND FACILITIES

    The mines that will comprise the MetCoal Company are located in two geographic areas, both of which are in the Canadian Rockies. The Fording River, Greenhills, Coal Mountain and Line Creek mines are located in close proximity in the Elk Valley in southeastern British Columbia. The Cheviot mine project and the Luscar mine (which is subject to the Luscar Put) are located on the eastern slopes of the Rocky Mountains, near Hinton, Alberta. Surface rights to mine lands are either owned or leased from provincial governments or private owners and the Offeror believes that all surface rights for current mining are in place.

    The following map shows the locations of the MetCoal Company's mines, including the Luscar mine (which is subject to the Luscar Put):

                                   [GRAPHIC]

    The mining operations at the five operating mines, including the Luscar mine (which is subject to the Luscar Put), and, as planned, at the Cheviot mine project are similar and well suited to the extraction of coal in mountainous regions. Each of the existing mines uses large shovels and other loading equipment to remove most of the overburden, which is hauled using large rear-dump haul trucks. The Fording River mine also uses a large dragline in its mining operations. Shovels and front-end loaders are used to load coal into large haul trucks, for transportation directly to the nearby processing plant, where it is crushed, cleaned and dried. The Line Creek mine also uses an 11 kilometre coal conveyor for transportation to the nearby processing plant. From the processing plant, the coal is loaded onto trains for transport directly to customers or to port facilities for further transportation by ship. Luscar and CONSOL own all the equipment and facilities at the Line Creek mine, Cheviot mine project and the Luscar mine (which is subject to the Luscar Put) and the Offeror believes that Fording owns all of the equipment and facilities at the Fording River and Coal Mountain mines and an 80% interest in the equipment and facilities at the Greenhills mine.

    FORDING RIVER MINE

    The Fording River mine is located approximately 29 kilometres northeast of Elkford, British Columbia and has been in production since 1972. This mine primarily supplies bituminous metallurgical coal to international steel producers and also produces a limited quantity of thermal coal. This mine's operations' annual production capacity is 9.5 million tonnes, most of which is metallurgical coal. The Fording River mine produced 9.4 million tonnes during 2001. This mine had proven reserves of 157.0 million tonnes and probable reserves of 60.0 million tonnes at December 31, 2001.

    The bituminous metallurgical and thermal coal at Fording River mine is produced from fifteen seams of varying thickness, lying in a syncline. The seams average one to 15 metres in thickness. Most of the current production is derived from the Eagle Mountain pit. During 2001, the strip ratio of the mine was 7.8 BCM per tonne and is projected to decrease during the term of the current mine plan.

    GREENHILLS MINE

    The Greenhills mine is located approximately 8 kilometres northeast of Elkford, British Columbia and has been in production for approximately
20 years. Fording acquired this mine in 1992. This mine primarily supplies bituminous metallurgical coal to a variety of international steel producers and also produces a limited quantity of thermal coal. This mine's operations' annual production capacity is 4.5 million tonnes, most of which is metallurgical coal, and its processing plant has a capacity of 5.0 million tonnes. Greenhills mine produced 4.9 million tonnes during 2001. This mine had proven reserves of
103.0 million tonnes and probable reserves of 7.0 million tonnes at December 31, 2001.

    The bituminous metallurgical and thermal coal at Greenhills mine is produced from thirteen seams of varying thickness, lying in a syncline. Most of the current production is derived from the Cougar North pit, which is fully developed. Development and pre-stripping of the Cougar South pit is underway and is expected to provide a long-term source of coal. During 2001, the strip ratio of the mine was 9.6 BCM per tonne and is projected to decrease over the life of the mine.

    Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") with Pohang Steel Canada Limited ("Poscan") and Poscan's parent, Pohang Iron and Steel Co., Ltd. ("Posco"). Pursuant to the agreement, Fording currently has an 80% interest in the joint venture while Poscan has a 20% interest. It is intended that the MetCoal Company will acquire Fording's 80% interest in the joint venture, subject to obtaining any required regulatory and third party approvals. The mine equipment and preparation plant are owned by the joint venture partners in proportion to their respective interests. Under the Greenhills Joint Venture Agreement, Fording is the manager and operator of Greenhills and it is intended that the MetCoal Company will become the manager and operator of Greenhills upon completion of the Fording Acquisition. The joint venture partners bear all costs and expenses incurred in operating Greenhills in proportion to their respective interests. Poscan, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates. The Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted;
(ii) March 31, 2003, if prior to December 31, 2002, the joint venture partners have not entered into coal sale contracts on mutually satisfactory terms providing for coal deliveries between April 1, 2003 and March 31, 2013 (the "Posco Coal Sales Agreements"); or (iii) March 31, 2013, if on or before December 31, 2002, the joint venture partners have agreed to the Posco Coal Sales Agreements. Both the joint venture partners have expressed their intention to negotiate the Posco Coal Sales Agreements. If the MetCoal Company decides to carry on mining after the termination of the joint venture, it will be required to negotiate in good faith with Poscan regarding Poscan's continued participation at Greenhills, and if an agreement cannot be reached, to acquire Poscan's interest in the mine equipment and preparation plant.

    COAL MOUNTAIN MINE

    The Coal Mountain mine is located approximately 30 kilometres southeast of Sparwood, British Columbia and has been in production for approximately
20 years. Fording acquired this mine during 1994. Coal Mountain mine produces bituminous metallurgical and thermal coals. This mine's annual production capacity is 2.5 million tonnes. Coal Mountain mine produced 2.5 million tonnes during 2001. This mine had proven reserves of 32.0 million tonnes and probable reserves of 1.0 million tonnes at December 31, 2001.

    The bituminous metallurgical and thermal coal at Coal Mountain mine is produced from multiple seams of varying thickness, lying in a syncline. During 2001, the strip ratio of the mine was 5.5 BCM per tonne and is projected to decrease over the life of the mine.

    LINE CREEK MINE

    The Line Creek mine is located approximately 22 kilometres north of Sparwood, British Columbia and is adjacent to the Greenhills mine and in close proximity to the Fording River mine. The Line Creek mine supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Operations at this mine commenced in 1981. A predecessor to Luscar acquired the operations of the Line Creek mine in 1992. The mine's annual production capacity is currently being expanded to
3.2 million tonnes of metallurgical coal and 0.4 million tonnes of thermal coal. In 2001, sales were 2.4 million tonnes of metallurgical coal and 0.6 million tonnes of thermal coal. The mine's proven reserves were 57.0 million tonnes as at December 31, 2001.

    The bituminous metallurgical and thermal coal at the Line Creek mine is mined from nine seams lying in a syncline. The seams average two to 13 metres in thickness, with the thickest seam reaching 15 metres in several places.

    CHEVIOT MINE PROJECT

    The Cheviot mine project is located at the site of the inactive Mountain Park mine, which Luscar operated from 1911 to 1950. The Cheviot mine project is situated in close proximity to the Luscar mine, which Luscar and CONSOL have continuously operated since 1970. The coal reserves at the Cheviot mine project includes 36.4 million tonnes of proven bituminous metallurgical coal reserves and 25.6 million tonnes of probable bituminous metallurgical coal reserves. These coal reserves are classified as mid volatile hard coking coals, similar in quality to those of the nearby Luscar mine, and comparable in rank to certain hard coking coals produced in the Elk Valley. Compared with Elk Valley coals, Cheviot coal has higher fluidity for improved coke blending performance and exceptionally low phosphorus levels, which is an important quality characteristic for export customers.

    In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year. This approval contemplated the construction of a processing plant, maintenance and administration facilities, a public access road, railway access and other infrastructure requirements. In April 2001, the Government of Canada announced its acceptance of the recommendation by the joint federal and provincial review panel in favour of the development of Cheviot, which allows the federal government to issue the regulatory authorizations required for the project to proceed.

    During 2002, Luscar and CONSOL applied for an amendment to the existing Government of Alberta approvals and permits to allow the joint venture to extend an existing haul road at the Luscar mine to access the reserves at the Cheviot mine project. This 10 kilometre road would be used to haul raw coal mined at the

Cheviot mine project in large haul trucks to the existing processing plant, rail loadout and support facilities at the nearby Luscar mine which is subject to the Luscar Put. While the Government of Alberta must approve the amendment, the Offeror believes that no further approval from the Government of Canada is required. The Offeror anticipates that the Government of Alberta will approve the amendment of its existing permits early in 2003. At that time, the MetCoal Company intends to proceed with development of the Cheviot mine project subject, in part, to an assessment of the optimum coking coal quality mix required to best service its customers internationally. If a decision is made to proceed, the Cheviot mine project could begin production at the rate of 2.0 million tonnes per year, beginning in early 2004. In addition, if approved for development, the Offeror expects that the initial expansion capital expenditures required to develop the Cheviot mine project would total approximately
$80 million.

    The Offeror expects that mining costs at the Cheviot mine project will be competitive with other Canadian metallurgical coal producers. If the MetCoal Company acquires the Luscar mine pursuant to the Luscar Put, the MetCoal Company could use the existing infrastructure and workforce of the Luscar mine at the Cheviot mine project, which would significantly reduce the initial capital investment and time frame for the development of the Cheviot mine project as compared to a greenfield project. Recently the union at the Luscar mine committed to a five year contract that would provide for the transition of the employees from the Luscar mine to the Cheviot mine project. The Offeror also believes that the Cheviot mine project could have a competitive advantage over other Canadian metallurgical coal producers by utilizing existing capacity available at the Neptune Terminals at costs lower than rates charged by Westshore to other Canadian coal producers.

    NEPTUNE TERMINALS

    The MetCoal Company will acquire Luscar's and CONSOL's interests in Neptune Terminals, a multi-product bulk handling port facility located at Vancouver, British Columbia. Through its 46.4% interest and port contracts, the MetCoal Company will have access to dedicated capacity of the coal handling facilities at Neptune Terminals. The MetCoal Company intends to use Neptune Terminals to unload coal shipped by rail, for loading onto seaborne vessels destined for overseas customers. Neptune Terminals has a long-term lease which expires in 2014 with the Vancouver Port Authority and is currently finalizing an extension to this lease. Shippers can access the Neptune Terminals facilities from the Canadian National rail system and, through interconnection, with the Canadian Pacific rail system, both of which are the exclusive rail shippers for coal producers in the Alberta and the Elk Valley, respectively.

    By agreement with the other shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product. As a result, it is anticipated that the port costs allocated to the MetCoal Company's shipments through Neptune Terminals will be significantly lower than commercial rates charged by Westshore. Fording currently ships to all of its overseas customers through Westshore under three contracts, two of which have expired or will expire before the end of 2002. The incremental cost of throughput at Neptune Terminals, including ancillary rail charges, is approximately $2.50 per tonne, which is less than half of the average coal loading revenue of $5.75 per tonne realized by Westshore during the first nine months of 2002. During 2002, the Line Creek mine has reduced its port costs by increasing shipments through Neptune Terminals. The MetCoal Company will also continue to have access to Westshore under existing contracts. Having access to both terminals will provide the MetCoal Company with significant flexibility and the ability to continue shipping coal in the event of disruptions at either terminal facility.

    Neptune Terminals currently has the capacity to handle approximately an additional 4.0 million tonnes of coal in 2003 from existing Fording mines. With a modest capital investment, the Offeror believes Neptune Terminals could handle a further additional 4.0 million tonnes.

    The transfer of Luscar's and CONSOL's interests and port contracts to the MetCoal Company requires certain consents from Neptune Terminals and its other shareholders, which the Offeror expects will be received prior to the completion of the Fording Acquisition.

    FORDING'S INDUSTRIAL MINERALS OPERATIONS

    The industrial minerals operations consist of NYCO Minerals, Inc.'s ("NYCO") operations at Willsboro, New York, Minera NYCO S.A. de C.V.'s Pilares operations located near Hermosillo in the northwestern state of Sonora, Mexico and American Tripoli, Inc.'s operations located near Seneca, Missouri.

    For the Willsboro operations, the processing plant is located in Willsboro, New York, and the mine site is located 22 kilometres west of Willsboro. Willsboro's primary product is wollastonite. It is extracted using open pit mining techniques and trucked to the Willsboro processing plant. In 2001, the Willsboro operation produced 58,500 tonnes of wollastonite.

    For the Pilares operations, the processing facilities, truck loadout and mine site are located approximately 50 kilometres northwest of Hermosillo, Sonora, Mexico. Pilares' primary product is wollastonite. It is extracted using open pit mining techniques for processing at the property's on-site plants. In 2001, the Pilares operation produced 26,500 tonnes of wollastonite.

    For the Seneca operations, the processing facilities are located in Seneca, Missouri. The processing facilities include a processing plant and drying shed. The mine site is located approximately 12 kilometres northwest of Seneca in Ottawa County, Oklahoma. Seneca's primary product is tripoli. It is extracted using open pit mining techniques and trucked to the Seneca processing facilities. In 2001, Seneca produced 11,700 tonnes of tripoli.

    Upon completion of the Fording Acquisition, the Offeror currently intends to examine possible value optimization alternatives for Fording's industrial minerals operations.

    LUSCAR MINE

    Luscar and CONSOL have the right to require the MetCoal Company to acquire for aggregate consideration of 500,000 Units of the Canadian Coal Trust a 100% interest in the Luscar mine pursuant to the Luscar Put. There can be no assurance that Luscar and CONSOL will exercise the Luscar Put. This mine is currently a 50/50 joint venture between Luscar and an affiliate of CONSOL. The Luscar mine is located approximately 42 kilometres south of Hinton, Alberta. It supplies metallurgical coal to a variety of international steel producers. The Luscar mine commenced operations in 1970. Annual production capacity at the Luscar mine is 2.8 million tonnes and 2001 sales were 3.0 million tonnes. As at December 31, 2001, the Luscar mine's proven and probable reserves were
3.4 million tonnes.

    The bituminous metallurgical coal at the Luscar mine is mined from a seam which has an average thickness of 10 to 12 metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.

    This mine is scheduled to close in early 2004 due to the depletion of reserves and the associated reclamation and mine closure costs have been accrued. The Luscar Put, if exercised, provides that most of these reclamation and mine closure costs will not be assumed by the MetCoal Company.

COAL AND OTHER RESERVES

    COAL RESERVES FOR THE MET COAL ASSETS

    Coal products can be classified according to their relative heat content, volatile matter content, sulphur content and their characteristics for making steel. The four primary types of coal, in order of increasing heat content, are lignite, subbituminous, bituminous and anthracite. All of the metallurgical coal related to the Met Coal Assets is bituminous. Each type has characteristics that make it more or less suitable for different end uses. Heat content, or the amount of energy in coal, is commonly measured in Btu per pound. Coal reserves for the Line Creek mine and the Cheviot mine project which are listed below, are classified as bituminous coal, with a heat value that ranges from 27,000 - 33,000 kJ/kg (10,500 to 14,000 Btu per pound). The moisture content of bituminous coal is generally less than 15% by weight. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets.

    Sulphur content is another important characteristic of coal. Steel-makers often find benefit in having low sulphur content in coking coal because of the increased quality of steel. Coal combustion produces sulphur dioxide, the amount of which varies depending on the concentration of sulphur in the coal and the manner in which coal is burned. Due to restrictive environmental regulations regarding sulphur dioxide emissions, coal is commonly described with reference to its sulphur content. Thermal coal that is less than 1% sulphur by weight is referred to as low-sulphur coal. On average, all of the coal reserves for the Line Creek mine and the Cheviot mine project meets this criterion.

    Also refer to "Industry Overview -- Coal Industry Overview" and "Glossary of Mining Terms" in this Appendix A for additional information about the categories of coal.

    As at December 31, 2001, coal reserves for the Line Creek mine and the Cheviot mine project were approximately 93.4 million tonnes of proven reserves and approximately 25.6 million tonnes of probable reserves. The following table summarizes the surface mineable, recoverable and saleable coal reserves for the Line Creek mine and the Cheviot mine project, as at December 31, 2001:


                                                  COAL RESERVES
                                      Reserves                 Reserve            Sulphur           Heat Value
                              Proven(1)     Probable(2)
Coal Type/Property           ------------   ------------
                                                               Life(3)            Content          (Btu/lb)(5)
                                (millions of tonnes)                               (%)(4)

Bituminous metallurgical
  Line Creek mine                50.4             --              20                  0.42            15,350
  Cheviot mine project           36.4           25.6             N/A             0.33-0.49            15,540
Bituminous thermal
  Line Creek mine                 6.6             --              20                  0.42            13,810
                                 ----           ----
Total Reserves                   93.4           25.6

(1) Proven (Measured) Reserves means reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.

(2) Probable (Indicated) Reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites available for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than for proven (measured) reserves, is high enough to assume continuity between points of observation.

(3) Years based on proven plus probable reserves divided by 2001 production.

(4) Estimated sulphur by weight: contract specification for bituminous coals.

(5) Approximate average calorific value, moist, ash free basis and air dried basis.

    Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates for the Line Creek mine and the Cheviot mine project as set forth above were prepared internally by Luscar's professional engineers and geologists under the supervision of Luscar's operating Vice President, Howard Ratti, P. Eng. and Luscar's Chief Geologist, Gary Johnston, P. Geol. Estimates are based on geological data derived from ongoing mining operations, drilling program and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labour productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

    The Offeror believes, the classification and presentation of proven (measured) and probable (indicated) reserves of Fording conform to the requirements of the Canadian securities regulations as set out in National

Instrument 43-101 (the "National Instrument") and the SEC contained in Industry Guide 7 -- Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations ("SEC Guide 7").

    FORDING RESERVES

    The selected information provided below with respect to Fording's Reserves has been taken from Fording's Annual Information Form dated May 16, 2002 ("Fording's AIF"). For further information concerning Fording's Reserves, see Fording's AIF.

    Fording has disclosed that, as a Canadian mining company, it is subject to the provisions of the National Instrument with respect to the manner in which it determines and reports its reserves. Fording is also a reporting company in the United States, and subject to United States securities laws. Accordingly reserves have been presented in tabular form in accordance with the National Instrument and a paragraph has been included after each reserve table reporting such information in accordance with SEC Guide 7.

    Fording Reserves as at December 31, 2001, as presented in Fording's Annual Information Form dated May 16, 2002, have been estimated internally by Fording engineers and geologists in accordance with the National Instrument under the supervision of Fording's Manager, Energy Resource Planning, C.J. McKenny,
P. Geol., who is a "qualified person" for the purposes of the National Instrument. These estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

    Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared.

    For further information on Fording's coal Reserves and wollastonite and tripoli Reserves, see Fording's AIF.

    With respect to minerals other than coal, Fording has stated in its publicly disclosed information that it uses definitions of reserves ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the "CIM Standards"), to the terms "Mineral Reserve", "Proven" and "Probable", which are applicable to reporting mineral deposits (other than coal) in accordance with the National Instrument. Fording utilizes definitions ascribed by SEC Guide 7 to the terms "Reserve", "Proven Reserves" and "Probable Reserves", which are applicable to Fording's mineral reserves, including coal, when being reported on in accordance with SEC Guide 7. The information in this section entitled "Fording Reserves" has been presented using the same definitions.

    All coal Reserves in the following tables are mineable using conventional open pit mining methods. The following table sets forth Fording's Proven and Probable coal Reserves at December 31, 2001.


                                                 COAL RESERVES
                                            As at December 31, 2001
                                            (millions of tonnes)(1)

Rank                   Proven(3)   Probable(3)   Total(3)   Type of Coal    Ownership   Calorific   Sulphur
                                                                            (%)(2)       Value      Percent (by
                                                                                        kJ/kg(3)    wt.)(3)

Bituminous Coal
  Fording River           157          60          217      Metallurgical     L 100      30,200        0.62%
  Greenhills              103           7          110      Metallurgical    FS 100      30,200        0.62%
  Coal Mountain            32           1           33      Metallurgical     L 100      28,600        0.35%
                          ---          --          ---
Total                     292          68          360

(1) Bituminous coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations). Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of Poscan's interest. For a description of Poscan's interest see "Overview of the MetCoal Company -- Principal Properties and
    Facilities -- Greenhills Mine" in this Appendix A.

(2) Ownership of the coal Reserves is described as "FS" for fee simple or "L" for leasehold.

(3) Numbers have been rounded.

    Fording's Proven and Probable coal Reserves determined in accordance with SEC Guide 7 are the same as those determined in accordance with the National Instrument as presented in the above table.

    The following table sets forth Fording's Proven and Probable Reserves of wollastonite and tripoli as at December 31, 2001.


                                           INDUSTRIAL MINERAL RESERVES
                                             As at December 31, 2001
                                             (millions of tonnes)(1)
Minerals                          Proven(3)            Probable(3)            Total(3)              Grade(2)

Wollastonite
  NYCO                                 4                     2                     6                   54.5%
  Minera                              20                    85                   105                   54.8%
                                     ---                   ---                   ---
Total Wollastonite                    24                    87                   111
                                     ---                   ---                   ---
Tripoli                                2                    --                     2                94 - 98%

(1) Wollastonite and tripoli Reserves are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors. Reserves are reported exclusive of interests of third parties.

(2) All grades are reported as a percentage (by weight) of material. For wollastonite, it is percentage of CaSiO(3) (wollastonite). For tripoli, it is reported as a percentage SiO(2) (silicon dioxide).

(3) Numbers have been rounded.

    Fording's industrial mineral Reserves determined in accordance with SEC Guide 7 are the same as those determined in accordance with the National Instrument.

    Fording has indicated it has all necessary permits which are required to mine the tonnes attributed to the above-noted mines.

    The following chart lists significant mineral rights held by Fording, excluding those mineral rights that the Offeror believes will be transferred to Luscar as part of the transactions.


                                            SIGNIFICANT MINERAL RIGHTS
                                             As at December 31, 2001
                                               (thousand hectares)

                                 Fee Simple            Crown Lease         Freehold Leases            Total
Mineral Holdings                                       and License

Coal
  British Columbia(2)               13.4                  37.9                    --                  51.3

All Mines and Minerals
  New York(3)                        1.7                    --                    --                   1.7
  Oklahoma                           1.2                    --                    --                   1.2
  Mexico                              --                   9.4                    --                   9.4
                                    ----                  ----                  ----                  ----
Total(1)                            16.3                  47.3                    --                  63.6

(1) Numbers have been rounded.

(2) 10,245 hectares in Vancouver Island held in fee simple have been recharacterized as non-coal lands.

(3) Review and adjustment of New York land base and status, August 2001.

EMPLOYEES AND LABOUR RELATIONS

    As of December 31, 2001, the Line Creek mine had approximately 500 employees, all of which are unionized except for staff employees. Recently, the union at the Luscar mine (which is subject to the Luscar Put) committed to a five year contract that would provide for the transition of the employees from the Luscar mine to the Cheviot mine project. Based on publicly available information, the Offeror believes that Fording had a total of approximately 1,900 employees, including employees related to Fording's thermal coal assets which will not form part of the assets to be acquired by the MetCoal Company. All of Fording's operations to be assumed by the MetCoal Company are unionized except staff employees and those employed at the Greenhills mine and Pilares operations.

    The following summarizes the most significant collective bargaining arrangements relating to the Met Coal Assets and Fording's mountain and industrial minerals operations:


Mine                                           Union                             Contract Expiry
Fording River          United Steel Workers of America -- Local 7884               April 30, 2006
Coal Mountain          United Mine Workers of America -- Local 7292             December 31, 2004
                       International Union of Operating Engineers -- Local
Line Creek             155C                                                          May 31, 2005
Luscar/Cheviot         United Mine Workers of America -- Local 1656                 June 30, 2007

CAPITAL EXPENDITURES

    The MetCoal Company's share of sustaining capital expenditures for the Met Coal Assets is expected to be approximately $10 million per year over the next five years, principally for normal replacements of mining equipment and continuing development of existing pits.

    Fording has disclosed that it expects its sustaining capital expenditures to average approximately $40 million per year over the next several years. The Offeror believes that Fording's estimates of sustaining capital expenditures include amounts related to certain of its thermal coal assets, which will not be retained by the MetCoal Company. The Offeror expects that over the next five years the removal of sustaining capital expenditures for Fording's thermal coal assets will likely offset the additional sustaining capital expenditures for the Met Coal Assets being acquired by the MetCoal Company. In addition, the Offeror believes that Fording's estimates of sustaining capital expenditures do not include expansion capital expenditures, which are estimated to be approximately $18 million for the Highvale mining contract and approximately $30 million for the expansion of the Genesee mine, both of which are included in the thermal coal assets which will not be retained by the MetCoal Company.

    The Offeror expects that the MetCoal Company will fund sustaining capital expenditures out of distributable cash and that new debt or equity financing would fund expansion capital projects such as the Cheviot mine project. If approved for development, the Offeror expects that the initial expansion capital expenditures required to develop the Cheviot mine project would total approximately $80 million.

LAW AND REGULATION

    LAND AND MINERAL RIGHTS

    Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. Coal reserves are accessed through: (i) coal leases from provincial governments, which are referred to as Crown coal leases;
(ii) freehold or fee simple ownership of coal; and (iii) subleases from third parties who hold Crown coal leases. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

    ALBERTA

    Under the MINES AND MINERALS ACT (Alberta), Alberta Crown coal leases are granted for a term of 15 years and are renewable, subject to the regulations in force at the time of renewal and to any terms and conditions prescribed by order of the Minister of Energy, with consideration being given to remaining coal reserves. In the past, renewals of these leases have generally been granted, although there can be no assurance that this will continue in the future. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. Luscar's Alberta coal leases were acquired prior to the initiation of the bidding process.

    For bituminous coal under Crown coal leases, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal, equivalent to 13% of the net revenue earned from Crown leases for a calendar year, is payable to the Crown. Coal sold from leased, third party freeholds may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

    BRITISH COLUMBIA

    British Columbia Crown coal licences and Crown coal leases are granted under the COAL ACT (British Columbia). Crown coal licences are granted for an indefinite term with rental rates starting at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continuing to escalate by $5.00 per hectare every five years thereafter. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licensee must first obtain a project approval certificate issued under the ENVIRONMENTAL ASSESSMENT ACT (British Columbia). Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. Annual rental rates are currently $10.00 per hectare. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future. There is no competitive bidding process for British Columbia Crown coal rights.

    In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) and the next level is 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. The second level is applicable only after the mine has recovered its cumulative expenditures account balance. Under the MINERAL LAND TAX ACT (British Columbia), every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare

(20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to freehold mineral interests held in British Columbia. The Line Creek mine has a cumulative provincial mineral tax cost pool of $307.2 million as at December 31, 2001 that may be transferred or combined, in certain circumstances, with other mining operations under common ownership.

    OTHER COUNTRIES

    Properties in the U.S. are fee simple lands or freehold leases under which royalties are paid to third parties. Mineral rights in Mexico are granted by the government through the issuance of exploration and exploitation permits. Exploration permits have annual fees of approximately $2.00 per hectare and are issued for six years. At the end of six years, they must be converted into exploitation permits or else they revert to the government. Exploitation permits are issued for 50 years and have annual fees of approximately $22.75 per hectare. Fording also holds in fee simple 1,855 hectares of surface land situated above some of the mineral holdings of the Pilares operations in Mexico.

    ABORIGINAL RIGHTS

    Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

    In British Columbia, few treaties exist with aboriginal peoples. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people. Under the British Columbia Treaty Commission, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they historically lived and carried out traditional activities.

    In Alberta, there are many treaties in place, and aboriginal rights and claims have less impact on resource development since they are handled under the terms of those treaties.

CANADIAN ENVIRONMENTAL MATTERS

    ENVIRONMENTAL, HEALTH AND SAFETY

    The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to environmental and health and safety matters including: employee health and safety; air quality; water quality and availability; the protection and enhancement of the environment (including the protection of plants and wildlife); land-use zoning; development approvals; the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and the reclamation and restoration of mining properties after mining is completed.

    The MetCoal Company's mining operations will be primarily regulated by provincial legislation but must also comply with applicable federal legislation and local by-laws. A breach of environmental legislation may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on their operations.

    The environmental legislation and requirements in each of the provinces in which the MetCoal Company will operate are stringent, requiring approval for many aspects of their coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of land use and other permits, licences and similar approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be abandoned and reclaimed to the satisfaction of provincial authorities. The Offeror does not anticipate significant approval, issuance or renewal problems for required licences and permits, but cannot assure investors that licences or permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approval will not adversely affect operations.

    PROVINCIAL ENVIRONMENTAL LEGISLATION

    The MetCoal Company's mining operations are located in two provinces in
Canada: British Columbia and Alberta. In general, both provinces have similar environmental legislation. Both provinces have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Provincial jurisdiction extends from the opening of a mine to its operations and closure. Both provinces also have their own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

    In Alberta, the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (the "EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licences for up to ten years are issued under the EPEA for virtually all aspects of mining operations. The COAL CONSERVATION ACT (Alberta), which is administered by the Alberta Energy Resources Conservation Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the WATER ACT (Alberta).

    The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. The MetCoal Company will satisfy this security obligation through letters of credit to be provided by Canadian banks or other acceptable forms of security.

    In British Columbia the primary legislation for the protection of the environment is the WASTE MANAGEMENT ACT, including regulations made thereunder. A project may be subject to review under British Columbia's ENVIRONMENTAL ASSESSMENT ACT. Operating approvals are issued under a number of other Acts, including the MINES ACT, the WASTE MANAGEMENT ACT, the WATER ACT, the COAL ACT, the LAND ACT and the FOREST ACT. Approvals are typically issued for the life of a specific mine, pit or mining block, and include requirements to submit updated reclamation information. The British Columbia government has a reclamation bonding system similar to that of Alberta. The Offeror expects that the MetCoal Company will comply with this reclamation bonding system through the posting of letters of credit provided by Canadian banks.

    FEDERAL ENVIRONMENTAL LEGISLATION

    Coal mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the federal FISHERIES ACT for the construction of a project that may result in the harmful alteration of fish habitat or the federal NAVIGABLE WATERS PROTECTION ACT if the water course is navigable by watercraft.

    Other federal legislation that the MetCoal Company will be required to comply with includes the federal CANADIAN ENVIRONMENTAL PROTECTION ACT, 1999, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances. The federal FISHERIES ACT prohibits the alteration or destruction of fish habitat, and prohibits the deposit of any substance that may be harmful into water that may be inhabited by fish.

    The federal CANADIAN ENVIRONMENTAL ASSESSMENT ACT ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some proposed projects, which, for example, may impact fish habitat or navigable waters.

    Although approvals under the federal MIGRATORY BIRDS CONVENTION ACT, 1994 are not required, penalties under this statute can be imposed if activities result in harm to migratory birds. New federal legislation relating to the protection of endangered species is pending which could impact the ability to develop new mines, to mine in certain areas or could require added expenses to preserve or enhance habitat for endangered species.

    MINE PERMITTING

    In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an environmental impact assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. The applicant must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete, the regulators will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

    If both the federal and provincial governments are involved, the application is subject to joint review. For a greenfields project the permitting process can take 3 to 5 years whereas for a mine extension 2 years is usually required because the EIA is not as detailed.

    The Offeror believes that the MetCoal Company will have the permits necessary to develop the Cheviot mine project, which is included in its proven and probable reserves. Application has been made to amend these permits to allow for construction of a coal haulage road to the existing processing plant at the nearby Luscar mine which the Offeror anticipates will receive provincial approval in 2003. The Offeror believes that no federal approvals are required with respect to the amendment.

    MUNICIPAL BY-LAWS

    The MetCoal Company will also be subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off, and nuisance situations such as weed control.

    AIR QUALITY AND CLIMATE CHANGE

    Public and government concern is growing over the increase in concentration of greenhouse gases in the atmosphere. The burning of fossil fuels, including coal, emits carbon dioxide, a greenhouse gas that is considered by some to contribute to global warming. Legislation may be enacted that restricts the burning of coal or may cause coal consumers to control the emission through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change and the subsequent implementation protocol, known as the Kyoto Protocol, that was adopted in 1997, has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. Many other countries who are parties to this convention and the Kyoto Protocol have stated similar intentions to limit greenhouse gas emissions. The Kyoto Protocol will come into effect 90 days after ratification by at least 55 countries accounting for at least 55% of total greenhouse gas emissions. The Government of Canada ratified the Kyoto Protocol on December 10, 2002.

    ENVIRONMENTAL MANAGEMENT AND COMPLIANCE

    It is anticipated that the MetCoal Company will be committed to continuing to meet its responsibilities to protect the environment wherever it operates. The Offeror expects that the MetCoal Company may be required to make increased capital and other expenditures as a result of increasingly stringent environmental protection legislation.

    It is expected that the MetCoal Company will establish a comprehensive environmental management program directed at environmental protection. The Offeror anticipates that the program will consist of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

    The Offeror believes that the business of the MetCoal Company will be in material compliance with all applicable environmental legislation. The Offeror expects that the MetCoal Company will endeavour to conduct mining operations in compliance with all applicable federal, provincial and local laws, including by obtaining all required approvals under those laws and instituting appropriate policies and procedures. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. The Offeror believes that Luscar and Fording have been cited for few environmental violations, and the Offeror is unaware of the occurrence of any violations, other than those disclosed in Luscar's and Fording's public documents, that have had a material adverse effect on the environment, the ability of either

Luscar or Fording to continue any operation, or on either of their financial condition, other than the Mount Washington claim described below.

    The Offeror believes that the MetCoal Company will obtain all approvals currently required to conduct their current mining operations. The Offeror anticipates that the MetCoal Company may be required to prepare and present to federal, provincial or local authorities data relating to the impact that any proposed development or existing coal mine may have on the environment. Fulfilling any such requirement could prove costly and time-consuming and could delay the commencement and continuing exploration or production operations.

    Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, the MetCoal Company's activities may be even more closely regulated. Future legislative initiatives, changes to legislation, future interpretations of laws or increased enforcement could collectively or individually cause substantial increases in the MetCoal Company's equipment and operating costs as well as delays, interruptions or even termination of operations, the extent of which cannot be predicted.

    MOUNT WASHINGTON

    On October 30, 2001, the Canadian Pacific Railway Company ("CPR") by notice under an arrangement agreement entered into among CPR, Fording and others as of July 30, 2001 (the "Arrangement Agreement") asserted a claim against Fording in connection with purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the mineral rights, was served with an Inspectors Direction under the FISHERIES ACT (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming a right for indemnification against Fording under the Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to the Fording business as Fording is the beneficial owner of the mineral rights. Fording disputes that it has any liability in connection with the Inspectors Direction against CPR as Fording did not at any material time, own the alleged deleterious substance or have the charge, management or control of it or cause or contribute to the causation of its deposit or the danger of it.

    HEALTH AND SAFETY

    As with environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards or have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. The MetCoal Company will carry out extensive health and safety training programs in an attempt to provide a safe work place for their respective employees. In addition, all mines have emergency response crews that are trained in advanced first aid and emergency rescue situations.

UNITED STATES ENVIRONMENTAL MATTERS

    Upon completion of the Fording Acquisition, the Offeror currently intends to examine possible value optimization alternatives for Fording's industrial minerals operations. If these industrial minerals operations are not sold, these operations will be subject to government regulation in the United States, including various federal, state and local pollution control and health and safety programs that are administered and enforced by regulatory agencies. These programs are applicable or potentially applicable to one or more existing operations. The primary U.S. federal statutes affecting the business are summarized below.

    The CLEAN WATER ACT (the "Clean Water Act") regulates the discharge of pollutants into waters of the United States. The Clean Water Act establishes a system of standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal wastewater sources. The law sets treatment standards for industries and wastewater treatment plants and provides federal grants to assist municipalities in complying with the new standards.

    The Clean Water Act also prohibits certain discharges of oil or hazardous substances and authorizes the federal government to remove or arrange for removal of such oil or hazardous substances. In addition, the Clean Water Act requires the adoption of the National Contingency Plan to cover removal of such materials. Under the Clean Water Act, the owner or operator of a vessel or facility may be liable for penalties and costs incurred by the federal government in responding to a discharge of oil or hazardous substances.

    THE RESOURCE CONSERVATION AND RECOVERY ACT ("RCRA") is the principal federal statute governing hazardous and solid waste generation, treatment, storage and disposal. RCRA and state hazardous waste management programs govern the handling and disposal of hazardous waste. The United States Environmental Protection Agency ("EPA") has issued regulations pursuant to RCRA, and states have promulgated regulations under comparable state statutes, that govern hazardous waste generators, transporters and owners and operators of hazardous waste treatment, storage or disposal facilities. These regulations impose detailed operating, inspection, training and emergency preparedness and response standards and requirements for closure, financial responsibility, manifesting of wastes, record-keeping and reporting, as well as treatment standards for any hazardous wastes intended for land disposal.

    RCRA regulations also require financial assurance that funds will be available when needed for closure and post-closure care at RCRA-regulated facilities, the cost of which could be substantial. Such regulations allow the financial assurance requirements to be satisfied by various means, including letters of credit, surety bonds, trust funds, a financial (net worth) test, and a guarantee by a parent corporation. Under RCRA regulations, a company must pay the closure costs for a facility owned by it upon the closure of the facility and thereafter pay post-closure care costs.

    The COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT ("CERCLA") provides for immediate response and removal actions coordinated by the EPA for releases of hazardous substances into the environment and authorizes the government, or private parties, to respond to the release or threatened release of hazardous substances. The government may also order persons responsible for the release to perform any necessary cleanup. Liability extends to the present owners and operators of waste disposal facilities from which a release occurs, as well as persons who owned or operated such facilities at the time the hazardous substances were released. CERCLA has been interpreted to create strict, joint and several liability for the cost of removal and remediation, other necessary response costs and damages for injury to natural resources.

    The CLEAN AIR ACT (the "Clean Air Act") provides for federal, state and local regulation of emissions of air pollutants into the atmosphere. Any modification or construction of a facility with regulated air emissions must be a permitted or authorized activity. The Clean Air Act provides for administrative and judicial enforcement against owners and operators of regulated facilities, including substantial penalties. In 1990, the Clean Air Act was reauthorized and amended, substantially increasing the scope and stringency of the Clean Air Act's regulations.

           SELECTED INFORMATION FOR FORDING'S MOUNTAIN OPERATIONS AND
                    FORDING'S INDUSTRIAL MINERALS OPERATIONS

    The following summary contains certain selected combined financial and operating information for the mountain operations and the industrial minerals operations of Fording as at and for the four years ended December 31, 2001, 2000, 1999 and 1998 and as at and for the nine months ended September 30, 2002 and 2001 which are extracted from, and should be read in conjunction with, Fording's audited consolidated financial statements for the four years ended December 31, 2001, 2000, 1999 and 1998, Fording's management's discussion and analysis for the years ended December 31, 2001, 2000 and 1999, Fording's unaudited consolidated financial statements for the nine months ended
September 30, 2002 and 2001 and Fording's management's discussion and analysis for the nine months ended September 30, 2002, all as filed with Canadian securities regulatory authorities. The Offeror did not have access to other than publicly available financial information and accordingly, certain information was not available for all periods, including capital expenditures and coal production by mine. The mountain operations and industrial mineral operations of Fording have been operated together with Fording's thermal coal operations. As a result the financial information below, which is presented excluding Fording's thermal coal assets, may not be entirely reflective of the operating results of Fording's mountain operations and industrial minerals operations if they were operated as a separate businesses. The financial information included in this table is prepared in accordance with Canadian GAAP. The Offeror did not have access to this financial information prepared in accordance with U.S. GAAP.

                                                       Nine months
                                                          ended
                                                      September 30,               Year ended December 31,
                                                   -------------------   -----------------------------------------
                                                     2002       2001       2001       2000       1999       1998
                                                   --------   --------   --------   --------   --------   --------
                                                                             (unaudited)
Financial Information (millions of dollars)
Revenue
  Mountain Operations............................   $583.1     $663.6     $872.6     $755.9     $711.6     $768.5
  Industrial Minerals............................     36.8       36.5       47.6       55.5       59.3       53.6
                                                    ------     ------     ------     ------     ------     ------
Total revenue....................................    619.9      700.1      920.2      811.4      770.9      822.1
  Cost of sales..................................    475.9      543.5      706.4      687.0      671.0      657.4
                                                    ------     ------     ------     ------     ------     ------
Operating margin(1)..............................    144.0      156.6      213.8      124.4       99.9      164.7
  Selling, general and administrative(2).........     12.0        9.6       15.2       11.8       11.3       13.8
  Depreciation and depletion(2)..................     48.3       46.4       62.2       65.3       62.9       60.0
                                                    ------     ------     ------     ------     ------     ------
Income from continuing operations................   $ 83.7     $100.6     $136.4     $ 47.3     $ 25.7     $ 90.9
                                                    ------     ------     ------     ------     ------     ------
Capital expenditures(2)..........................       (3)        (3)    $ 61.1     $ 34.5     $ 27.9     $ 60.4

Operating Information
Coal production (millions of tonnes)
  Fording River mine.............................       (3)        (3)       9.4        9.0        8.3        7.9
  Greenhills mine................................       (3)        (3)       4.9        4.4        4.2        4.0
  Coal Mountain mine.............................       (3)        (3)       2.5        2.3        2.1        1.8
                                                    ------     ------     ------     ------     ------     ------
Total............................................     11.2       12.8       16.8       15.7       14.6       13.7
                                                    ------     ------     ------     ------     ------     ------
  Average realized price per tonne...............   $   62     $   57     $   58     $   50     $   50     $   62

------------

(1) Operating margin (comprising revenue less cost of sales) can be used as a measure to represent cash generated from operating activities that is available to meet capital needs and to service its long-term debt.

(2) Includes corporate general and other segment.

(3) This information was not provided in the public filings.

          REVIEW OF FINANCIAL RESULTS OF FORDING'S MOUNTAIN OPERATIONS
                  AND FORDING'S INDUSTRIAL MINERALS OPERATIONS

    This review of the results of operations and liquidity and capital resources of Fording's mountain operations and industrial minerals operations has been extracted from Fording's management's discussion and analysis of financial condition for the years ended December 31, 2000 and 2001 and nine months September 30, 2002. This review should be read together with the Fording's management's discussion and analysis of financial condition and audited consolidated financial statements for the years ended December 31, 2000 and 2001 and Fording's management's discussion and analysis of financial condition and unaudited consolidated financial statements for the nine months ended
September 30, 2002 as filed with Canadian securities regulatory authorities. Since this review is comprised of information extracted from Fording's management's discussion and analysis of the financial condition for its entire operations it may not be entirely reflective of the results of operations and liquidity of capital resources of Fording's mountain operations and industrial minerals operations if they were operated as separate businesses. The financial statements from which this review has been extracted have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Offeror did not have access to this financial information prepared in accordance with U.S. GAAP. Fording's balance sheet, cash flow, other expenses and taxation are not allocated to each operation and accordingly are not discussed in this review. Reference should also be made to "Selected Information for Fording's Mountain Operations and Fording's Industrial Minerals Operations" above.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 2001

    MOUNTAIN OPERATIONS

    Income from operations of $90 million for the nine months ended
September 30, 2002 was 12% lower than the same period in 2001. The decrease was a result of higher unit cost of sales and lower sales volumes, partially offset by higher sales prices.

    For the first nine months of 2002, revenue declined 13% to $583 million. Metallurgical coal sale volumes for the first nine months of the year were
9.4 million tonnes compared with 11.6 million tonnes in the first nine months of 2001.

    Recently Fording reduced its 2002 metallurgical coal sales guidance to
13.0 million tonnes to reflect that coal liftings are behind pro rata expectations on certain contracted commitments, limited success in placing available tonnage into spot or tender markets and a reduction in tonnage from some customers.

    Metallurgical coal sales prices for the current nine-month period were US$44 per tonne, which was 13% above the same period in 2001 and reflected higher contract settlements for hard coking coal in the 2002 coal year. The realized Canadian dollar prices increased from $57 per tonne to $62 per tonne for the first nine months of the current year. Previously established foreign exchange forward contracts resulted in a realized exchange rate of US$0.71 for the 2002 year-to-date compared with US$0.68 in the same period of 2001.

    Cost of sales decreased 13% while unit cost of sales increased 7% to $48 per tonne. Unit distribution costs for the first nine months of 2002 were 5% higher primarily due to rail and port rate increases effective April 1, 2001 and the impact of a higher proportion of North American sales, which have higher rail costs. The unit cost of production was 9% higher, reflecting lower production volumes due to vacation and inventory control shutdowns and increased haul distances.

    Selling, general and administrative expenses for the year-to-date were consistent with the same period in 2001. Depreciation and depletion increased $1 million year-to-date due to capital spending programs in 2001.

    INDUSTRIAL MINERALS OPERATIONS

    Year-to-date operating income in 2002 declined by $3 million from the same period in 2001, as reduced sales volumes were partially offset by an increase in the average sales price, which was primarily a result of product mix. Wollastonite sales volumes of 66,000 tonnes in the nine months ended
September 30, 2002 were 14% lower than the same period in 2001. Lower sales volumes were due to the exit from lower priced markets and the continued weak economies in the U.S. and Europe. Upon completion of the Fording Acquisition, the Offeror currently intends to examine possible sale alternatives for Fording's industrial minerals operations.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    OVERVIEW

    Strong financial results in 2001 reflected the continued recovery of world metallurgical coal markets, as sales prices rose and the supply/demand balance remained tight. The mountain operations financial results improved substantially reflecting near record sales volumes of 15.0 million tonnes and an $8 per tonne increase in average sales prices over the previous year.

    The industrial minerals operations were affected by the slowing global economy, and the wollastonite market continues to be in an oversupply position, particularly in the competitive low-value segment.

    MOUNTAIN OPERATIONS

    The mountain operations achieved record performance levels in 2001, generating income from operations of $142 million, which represents a gain of 208% over 2000. Sales volume of 15.0 million tonnes was close to the prior year's record volume of 15.1 million tonnes. After many years of oversupply, metallurgical coal supply and demand returned to balance during 2000 and remained tight through 2001. Price increases were achieved in all metallurgical coal markets for the coal year commencing April 1, 2001. In addition to price increases, demand has remained strong and volumes in excess of the prior year's record tonnage would have been achieved if vessel scheduling, poor weather conditions and mechanical difficulties at the port had not prevented several vessels from loading in December. Operating revenues rose to $873 million from $756 million in 2000. Average coal sales prices from the mountain operations rose 16% over the prior year to US$40 per tonne, while realized Canadian dollar prices rose to $58 per tonne from $50 per tonne in 2000.

    Cost of sales increased to $676 million in 2001 from $654 million in 2000 as a result of a 4% increase in unit cost of sales. The rise in unit costs was primarily a result of higher distribution costs. Rail rates increased effective April 1, 2001 in the same proportion as the price increase for metallurgical coal negotiated with certain Pacific market customers for the 2001 coal year. In addition, higher port rates and an increase in the proportion of North American customers which are rail direct also contributed to higher distribution costs. Production costs increased by 1%, as higher energy costs and inflation were offset by operating efficiencies.

    Selling, general and administrative expenses were essentially unchanged for the year at $2 million, while depreciation and depletion decreased slightly to $52 million in 2001 from $54 million in 2000. The lower depreciation and depletion expense was a result of certain mining equipment becoming fully depreciated, which has lowered depreciation costs.

    INDUSTRIAL MINERALS OPERATIONS

    Income from the industrial minerals operations declined to $2 million in 2001 from $7 million in 2000 due to lower average sales prices. This decrease was principally due to the slowing of the global economy, particularly in the United States. Wollastonite sales volume of 99,000 tonnes in 2001 was 21% lower than in 2000. Reduced sales volumes were partially offset by a 12% increase in the average Canadian dollar sales price. Due to the competitiveness of low-value products, the business has reduced its presence in certain markets and focused on higher-value products.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    MOUNTAIN OPERATIONS

    Income from the mountain operations increased to $46 million in 2000 from $23 million in 1999 largely due to a 6% increase in sales volumes. The increased sales volume was accompanied by an increase in realized Canadian dollar prices and a decrease in unit cost of sales. The mountain operations achieved record export coal sales of 15.1 million tonnes in 2000 compared to 14.2 million tonnes in 1999. Although price negotiations with the Japanese Steel Mills ("JSM") for the 2000 coal year resulted in price decreases of up to 5%, markets outside Asia did not follow the JSM settlements. Price reductions in non-Asian markets were typically less than those agreed to with the JSM and some European contracts had small price increases. Average sales prices of coal products from the mountain operations decreased to US$34 per tonne in 2000 from US$36 per tonne in 1999, due to lower average contract prices. However, realized Canadian dollar prices increased 30 cents to just over $50 per tonne due to lower hedged foreign exchange rates.

    Cost of sales increased to $654 million in 2000 from $637 million in 1999 as a result of higher sales volumes, partially offset by a 3% decrease in cost of sales on a per tonne basis. A 2% increase in operating costs, primarily due to higher fuel and energy costs, partially offset a reduction in unit distribution costs. In addition, as a result of new accounting standards implemented in 2000, mineral taxes were defined to be included in income taxes whereas in prior years these amounts were included in the cost of sales.

    Selling, general and administrative expenses were essentially unchanged for the year. Depreciation and depletion increased to $54 million in 2000 from $52 million in 1999 due to higher production volumes.

    INDUSTRIAL MINERALS OPERATIONS

    Income from the industrial minerals operations decreased to $7 million in 2000 from $8 million in 1999. Operating revenue declined to $56 million in 2000 from $59 million in the previous year reflecting a 7% decline in the average sales price of wollastonite. This decline was partially offset by an increase in wollastonite sales volumes to 125,000 tonnes in 2000 from 123,000 tonnes in 1999. Cost of sales declined slightly in this period to $33 million reflecting lower production for inventory control purposes, and selling, general and administrative costs decreased by $1 million to $7 million in 2000. Depreciation and depletion was essentially unchanged over the period at $9 million.

CAPITAL EXPENDITURES

    Capital expenditures were $61.1 million (including corporate) for 2001 and primarily included the purchase of new haul trucks, the refurbishing of equipment and normal maintenance expenditures required to sustain operations.

                  SELECTED INFORMATION FOR THE MET COAL ASSETS

    The following summary contains selected combined financial and operating information for the Met Coal Assets as at and for the five years ended
December 31, 2001, 2000, 1999, 1998 and 1997 and as at and for the nine months ended September 30, 2002 and 2001. The summary information has been prepared by the Offeror on the basis of discussions and in consultation with the management of Luscar. It should be read in conjunction with the audited annual financial statements and the unaudited interim financial statements of Luscar for the respective periods presented as filed with securities regulatory authorities. See the audited financial statements and the unaudited financial statements of Luscar in Appendix C to the Circular. Operations relating to Luscar's and CONSOL's respective interests in the Line Creek mine, the Cheviot mine project and Neptune Terminals which comprise the Met Coal Assets have been included in their other respective operations and as a result the financial information below may not be entirely reflective of the operating results of such interests if each such interest had been operated as if it were a separate business. The financial information included in this table has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Reference should be made to Luscar's Form 20-F for the year ended December 31, 2001 filed with the SEC on May 28, 2002 for a further discussion on the differences between Canadian GAAP and U.S. GAAP.

                                               Nine months
                                                  ended
                                              September 30,                    Year ended December 31,
                                           -------------------   ----------------------------------------------------
                                             2002       2001       2001       2000       1999       1998       1997
                                           --------   --------   --------   --------   --------   --------   --------
                                                                          (unaudited)
Financial Information (millions of
  dollars)
Revenue..................................   $131.0     $123.4     $176.4     $140.7     $142.0     $208.8     $208.9
  Cost of sales..........................    127.2      115.3      164.5      138.7      137.5      160.9      170.2
                                            ------     ------     ------     ------     ------     ------     ------
Operating margin(1)......................   $  3.8     $  8.1     $ 11.9     $  2.0     $  4.5     $ 47.9     $ 38.7
                                            ------     ------     ------     ------     ------     ------     ------
Capital expenditures.....................   $  2.2     $  8.4     $  9.1     $  2.7     $  6.3     $ 30.4     $ 20.7
                                            ------     ------     ------     ------     ------     ------     ------
Operating Information
Coal sales volumes (millions of tonnes)
  Line Creek mine........................      2.1        2.1        2.9        2.6        2.5        3.0        3.9
Average realized prices per tonne........   $63.29     $58.70     $60.90     $54.67     $56.77     $69.24     $53.79

------------

(1) The use of the term "operating margin" reflects the cash flow from the Met Coal Assets before changes in working capital, which tend to be caused by temporary changes in inventory and accounts receivable and before selling, general and administrative costs, which are not allocated to mine sites. The term "operating margin" is used to represent cash generated from operating activities that is available to meet overhead, capital needs and to service its long-term debt.

              REVIEW OF FINANCIAL CONDITION OF THE MET COAL ASSETS

    This review of the financial condition of the Met Coal Assets has been prepared by the Offeror on the basis of discussions and in consultation with the management of Luscar and has been extracted from Luscar's annual audited financial statements and its management's discussion and analysis for the year ended December 31, 2001 and unaudited financial statements and its management's discussion and analysis for the nine months ended September 30, 2002 and should be read in conjunction therewith. Since this review of the financial condition of the Met Coal Assets has been extracted from financial information for Luscar's entire operations, it may not be entirely reflective of the financial condition of the Line Creek mine, the Cheviot mine project and the Neptune Terminals which comprise the Met Coal Assets if each were operated as a separate business. The financial statements from which this review has been extracted have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Reference should be made to Luscar's Form 20-F for the year ended December 31, 2001 filed with the SEC on May 28, 2002 for a further discussion on the differences between Canadian GAAP and U.S. GAAP.

OVERVIEW

    The Met Coal Assets include substantially all of the assets and liabilities of the Line Creek mine and the Cheviot mine project which are currently owned and operated by Luscar and CONSOL. Further details with regard to the Met Coal Assets are provided in the "Overview of the MetCoal Company -- Principal Properties and Facilities" in this Appendix A.

    Luscar acquired the Line Creek mine in 1998 and subsequently sold a 50% joint venture interest to CONSOL on December 31, 2000. Shortly thereafter, the joint venture expanded production at the Line Creek mine, which is targeted to reach approximately 3.6 million tonnes. At December 31, 2001, the proven and probable coal reserves at the Line Creek mine were approximately 57.0 million tonnes. The Offeror believes that there are also substantial coal resources at the mine that will require further exploration before they can be classified as proven reserves. As at December 31, 2001, the Line Creek mine had a $307.2 million cumulative provincial mineral tax cost pool which could be used to reduce the amount of provincial mineral taxes currently paid at Fording's mines, which amounted to $18.4 million in 2001 and $15.5 million through the nine months ending September 30, 2002.

    Luscar and CONSOL are currently seeking regulatory approvals to amend their existing permits to develop the Cheviot mine project, from which coal would be hauled to the Luscar mine's existing processing plant as early as the first quarter of 2004. The coal reserves at the Cheviot mine project are sufficient to sustain operations for approximately 30 years, based on targeted production.

    Luscar and CONSOL together have a 46.4% ownership interest in Neptune Terminals which provides them with a competitive advantage over other Canadian coal exporters. Rates paid by Luscar and CONSOL to Neptune Terminals are based on allocation of actual costs, which are significantly lower than rates charged by Westshore. The revenues and operating margins discussed below do not include revenues and operating margins of the Neptune Terminals which is operated on a break-even basis. Since April 2002, most of the Line Creek mine's coal has been shipped through Neptune Terminals at lower costs than under the contract with Westshore that expired on March 31, 2002.

    Most of the revenue from the Line Creek mine is derived from hard coking coal sold to steel producing customers outside of Canada, and limited amounts of bituminous thermal coal sold to overseas electric utilities and local industrial users. During 2001, 23% of export sales were made to Japan, 19% to Korea, 17% to South America, 25% to the United States and 16% to Europe and other regions. Luscar has long-term relationships with most of its export customers and its export sales are made under contracts of one to five years in duration, with prices being negotiated annually. During 1998, export coal prices and demand volumes decreased significantly as a result of an economic recession in Asia. The resurgence of the Asian economies in 2000, combined with rising energy prices and steel production, led to increases in demand and higher prices for hard coking coal exports in 2001 and 2002. At this time, price and volume negotiations for the contract year that starts April 1, 2003 have not commenced.

    Cost of sales includes the costs related to mining and processing coal, transportation, royalties and production taxes as well as land reclamation. The costs of mining vary from mine to mine based on the method of mining, which in turn is based on the mine's geology and topography. As mining operations progress further into reserves, the ratio of overburden to coal may change and extraction costs may vary as a result. Although the Offeror believes that reserves at the Line Creek mine are economically recoverable with its existing equipment, it is possible to reduce extraction costs through investment in larger equipment, improvements in pit designs and other innovations. Processing costs are incurred to remove impurities from the coal prior to shipment to increase the coal's heat content or improve its coking characteristics, to meet customer specifications and to reduce shipping costs. The capacities of the Line Creek mine's processing plants are higher than planned production rates for 2003, and the Offeror believes the Line Creek mine can increase its throughput with modest investments in additional extraction equipment.

    Prior to Luscar's acquisition of the Line Creek mine in 1998, the mine was operated at mining ratios significantly lower than ratios for the remaining coal reserves. Since that time, cash flow constraints due to cyclically low coal prices delayed the removal of the overburden backlog, which in turn reduced the efficiency of mining operations. Starting in 2001, with higher coal prices, the Line Creek mine has operated at a significantly higher mining ratio to remove the overburden backlog and to pre-strip additional overburden in connection with the expansion of the mine's capacity. These measures, which have increased operating costs during 2001 and 2002, are expected to result in higher production and greater efficiency in the future as mining ratios return to normal levels. During the nine months ended September 30, 2002, the Line Creek mine has set numerous productivity records related to overburden removal, coal production and cable belt conveyor throughput. The cable belt conveyor is an 11 kilometre conveyor installed at the Line Creek mine to move coal from mining areas to the coal processing plant.

    Significant rail transportation and port costs are incurred to deliver coal to export customers. Most coal production is subject to royalties and production taxes that are payable to provincial governments and other mineral rights holders. The Line Creek mine has significant cost shelter from cumulative provincial mineral tax cost pools, which may be transferable to other mining operations of the MetCoal Company to the extent permitted by British Columbia mineral tax legislation.

    Luscar's management operates and manages each mine as a separate business unit to ensure accountability and efficiency. Each operating mine is under the direction of a general manager. Each mine submits an annual budget and a long-term plan that is updated annually. Luscar's management has a practice of requiring each mine to generate sufficient operating cash flow to fund its ongoing capital needs. To control and manage this expectation, Luscar's management utilizes a concept of "operating margin" that consists of the profit generated by the mine before deducting selling, general and administrative costs and depreciation and amortization expenses. Luscar's management's use of the term "operating margin" reflects the cash flow from the mines before changes in working capital, which tend to be caused by temporary changes in inventory and accounts receivable. Luscar's management uses "operating margin" to represent cash generated from operating activities that is available to meet overhead, capital needs and to service its long-term debt. In the discussion below under "-- Results of Operations", reference to "operating margin" is based on normal management practices of Luscar.

    Capital expenditures are incurred to replace existing equipment that has served its useful life, to develop new mining areas at existing mines, to expand production capacity and to effect productivity improvements. Capital expenditures at the Line Creek mine are projected to be approximately
$10 million over the next five years. Capital requirements are funded from cash provided by operating activities. It is expected that cash generation in the future will be sufficient to meet these needs. As of September 30, 2002, outstanding capital commitments related to the Line Creek mine were not significant and were incurred in the ordinary course of business.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 2001

    Revenue for the nine months ended September 30, 2002 increased to $131.0 million from $123.4 million for the same period in 2001, or 6%. This increase was due to higher prices. Average export coal prices increased to

$63.29 per tonne in the nine months ended September 30, 2002 from $58.70 per tonne during the same period in 2001, reflecting price increases for hard coking coals effective April 2001.

    Cost of sales for the Line Creek mine increased during the nine months ended September 30, 2002 to $127.2 million from $115.3 million in the same period during 2001, or 10%. This increase resulted from increased production volumes at the Line Creek mine and higher unit production costs, because the ratio of overburden to coal was temporarily increased to 13.2 to 1.0 to pre-strip additional overburden in connection with the expansion of the mine. As a result, cash production costs for the nine months ended September 30, 2002 increased to $39.09 per tonne from $34.36 in the same period in 2001. Transportation costs for the Line Creek mine increased due to higher rail freight rates from the Elk Valley, which were partially offset by lower port costs as a result of the Line Creek mine shipping coal through the Neptune Terminals from March 31, 2002 onwards.

    The operating margins for the nine months ended September 30, 2002 decreased to $3.8 million from $8.1 million or 53%, due to the changes in revenue and cost of sales discussed above.

    During the nine months ended September 30, 2002, capital expenditures totalled $2.2 million compared with $8.4 million during the same period in 2001. During 2001, capital expenditures included additional equipment for the expansion of production at the Line Creek mine.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenue in 2001 increased to $176.4 million from $140.7 million in 2000, or 25%. Average export coal prices increased to $60.90 per tonne in 2001 from $52.23 per tonne in 2000, reflecting market price increases that became effective on April 1, 2001. During 2001, the Line Creek mine started an expansion of mine capacity and sales and volumes increased to 2.9 million tonnes from 2.7 million tonnes in 2001, or 7%.

    Cost of sales amounted to $164.5 million in 2001 compared with $138.7 million in 2000, or 19%. Cost of sales in 2001 increased due to expansion at the Line Creek mine and higher transportation costs. The increase in average export coal selling prices led to higher transportation costs as rail freight rates are affected by realized average selling prices. During 2001, production costs per tonne increased at the Line Creek mine as productivity fell short of targets while the mine's capacity was expanded. Labour negotiations during the third quarter, which resulted in a new four-year collective bargaining agreement, also had a temporary impact on productivity at the Line Creek mine. Cash production costs averaged $35.38 per tonne during 2001 compared to $30.71 per tonne during 2000.

    The operating margins in 2001 increased to $11.9 million from $2.0 million in 2000, due to the changes in revenue and cost of sales discussed above.

    Capital expenditures during 2001 amounted to $9.1 million compared with $2.7 million during 2000. Most of the capital expenditures incurred during 2001 related to the expansion of the Line Creek mine. During 2000, most capital spending related to equipment replacement at the Line Creek mine.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Revenue in 2000 decreased to $140.7 million from $142.0 million during 1999, or 1%, as a result of lower export selling prices. Coal prices averaged $52.23 per tonne during 2000 compared with $56.77 per tonne in 1999. Sales volume increased by 0.2 million tonnes due to higher production from the Line Creek mine.

    Cost of sales increased to $138.7 million in 2000 from $137.5 million in 1999, or 1%. This increase reflects the higher sales volume, as well as lower rail transportation and port costs. Cash production costs averaged $30.71 per tonne during 2000 compared to $28.00 per tonne during 1999.

    The operating margins decreased to $2.0 million in 2000 from $4.5 million in 1999, due to the factors discussed above.

    Capital expenditures during 2000 totalled $2.7 million compared with $6.3 million during 1999, when significant capital expenditures were made to complete the rebuild of the cable belt conveyor at the Line Creek mine.

                    SELECTED INFORMATION FOR THE LUSCAR MINE

    Luscar and CONSOL have the right under the Luscar Put to require the MetCoal Company to acquire a 100% interest in the Luscar mine within 30 days after the Canadian Coal Trust becomes a reporting issuer in Canada. The following summary contains selected financial and operating information for the Luscar mine as at and for the five years ended December 31, 2001, 2000, 1999, 1998 and 1997 and as at and for the nine months ended September 30, 2002 and 2001. The summary information has been prepared by the Offeror on the basis of discussions and in consultation with the management of Luscar. It should be read in conjunction with the audited annual financial statements and the unaudited interim financial statements of Luscar for the respective periods presented as filed with securities regulatory authorities. See the audited financial statements and the unaudited financial statements of Luscar in Appendix C to this Circular. Operations relating to Luscar's and CONSOL's respective interests in the Luscar mine have been included in their other respective operations and as a result the financial information below may not be entirely reflective of the operating results of such interests if each such interest had been operated as if it were a separate business. The financial information included in this table has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Reference should be made to Luscar's Form 20-F for the year ended December 31, 2001 filed with the SEC on May 28, 2002 for a further discussion on the differences between Canadian GAAP and U.S. GAAP.

                                               Nine months
                                                  ended
                                              September 30,                    Year ended December 31,
                                           -------------------   ----------------------------------------------------
                                             2002       2001       2001       2000       1999       1998       1997
                                           --------   --------   --------   --------   --------   --------   --------
                                                                          (unaudited)
Financial Information (millions of
  dollars)
Revenue..................................   $117.0     $149.0     $178.3     $138.7     $168.8     $178.4     $191.9
  Cost of sales..........................     97.1      127.3      147.2      122.6      140.7      126.5      144.4
                                            ------     ------     ------     ------     ------     ------     ------
Operating margin(1)......................   $ 19.9     $ 21.7     $ 31.1     $ 16.1     $ 28.1     $ 51.9     $ 47.5
                                            ------     ------     ------     ------     ------     ------     ------
Capital expenditures.....................   $  0.7     $  0.5     $  0.5     $  1.7     $  3.1     $  3.5     $  5.7

Operating Information
Coal sales volumes (millions of tonnes)
  Luscar mine............................      1.8        2.5        2.9        2.5        2.8        2.5        2.7
Average realized prices per tonne........   $64.66     $60.37     $61.02     $56.05     $60.83     $71.58     $71.19

------------

(1) The use of the term "operating margin" reflects the cash flow from the Luscar mine before changes in working capital, which tend to be caused by temporary changes in inventory and accounts receivable and before selling, general and administrative costs, which are not allocated to the mine site. The term "operating margin" is used to represent cash generated from operating activities that is available to meet overhead, capital needs and to service its long-term debt.

                REVIEW OF FINANCIAL CONDITION OF THE LUSCAR MINE

    Luscar and CONSOL have the right under the Luscar Put to require the MetCoal Company to acquire a 100% interest in the Luscar mine within 30 days after the Canadian Coal Trust becomes a reporting issuer in Canada. This review of the financial condition of the Luscar mine has been prepared by the Offeror on the basis of discussions and in consultation with the management of Luscar and has been extracted from Luscar's annual audited financial statements and its management's discussion and analysis for the year ended December 31, 2001 and unaudited financial statements and its management's discussion and analysis for the nine months ended September 30, 2002 and should be read in conjunction therewith. Since this review of the financial condition of the Luscar mine has been extracted from financial information for Luscar's entire operations, it may not be entirely reflective of the financial condition of the Luscar mine if each were operated as a separate business. The financial statements from which this review has been extracted have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Reference should be made to Luscar's Form 20-F for the year ended December 31, 2001 filed with the SEC on May 28, 2002 for a further discussion on the differences between Canadian GAAP and U.S. GAAP.

OVERVIEW

    Substantially all of the assets and liabilities of the Luscar mine are owned and operated through a joint venture between Luscar and CONSOL. Luscar and CONSOL have jointly operated the Luscar mine for over thirty years. This mine is close to being depleted and is expected to cease coal sales in early 2004. If the Luscar Put is exercised, the MetCoal Company will acquire the Luscar mine and Luscar and CONSOL will retain certain assets and liabilities of the Luscar mine to reclaim the mine site, excluding those portions related to the assets being sold.

    The revenue from the Luscar mine is derived from hard coking coal sold to steel producing customers outside of Canada. The Luscar mine has long-term relationships with most of its export customers and its export sales are made under contracts of one to five years in duration, with prices being negotiated annually.

    Certain major events and transactions have affected the comparability of the selected financial information concerning the Luscar mine. With the downturn in the export markets in 2000, Luscar and CONSOL decided not to proceed with the Cheviot mine project until there was less uncertainty in the export markets. As a result, it was necessary to increase the provision for closure costs at the Luscar mine to provide for the termination of the workforce which otherwise would have been transferred to the Cheviot site.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH NINE MONTHS ENDED
     SEPTEMBER 30, 2001

    Revenue for the nine months ended September 30, 2002 decreased to $117 million from $149.0 million for the same period in 2001, or 21%. This decrease was due to a 27% decrease in sales volume that was partially offset by higher prices. Sales volume from the Luscar mine reflects lower production levels as the mine nears depletion. The increase in average export coal prices to $64.66 per tonne in the nine months ended September 30, 2002 from $60.37 per tonne during the same period in 2001 reflects price increases for hard coking coals effective April 1, 2001, partly offset by pricing incentives given to customers due to the pending closure of the mine.

    Cost of sales for the Luscar mine decreased during the nine months ended September 30, 2002 to $97.1 million from $127.3 million in the same period during 2001, or 24%. Compared with the prior year period, production has been scaled down due to impending closure of the mine. Unit production costs increased due to the lower production volume and higher mining ratio pits undertaken to extend the life of the mine until early 2004.

    The operating margins for the nine months ended September 30, 2002 decreased to $19.9 million from $21.7 million, or 8%, due to the changes in revenue and cost of sales discussed above.

    No significant capital expenditures were incurred in either period for the Luscar mine, other than cost related to the application to amend the permits for the Cheviot mine project.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenue in 2001 increased to $178.3 million from $138.7 million in 2000, or 29%. Sales volume rose to 2.9 million tonnes in 2001 from 2.5 million tonnes in the prior year due to higher demand in export markets. Average export coal prices increased to $61.02 per tonne in 2001 from $56.05 per tonne in 2000, reflecting market price increases that became effective on April 1, 2001.

    Cost of sales amounted to $147.2 million in 2001 compared with $122.6 million in 2000, in part due to higher sales volume. During 2000, additional closure costs of $9.2 million were provided at the Luscar mine. The increase in average export coal selling prices led to higher transportation costs as rail freight rates were affected by realized average selling prices. Production costs at the Luscar mine also increased because electricity costs more than doubled upon deregulation of the electricity markets in Alberta and supply shortages. Electricity costs moderated in the latter half of 2001 but remain higher than in 2000.

    The operating margins in 2001 increased to $31.1 million from $16.1 million in 2000, or 93%, due to the changes in revenue and cost of sales discussed above.

    Capital costs in both years were nominal and related to the development of new pits.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Revenue in 2000 decreased to $138.7 million from $168.8 million during 1999, or 18%, as a result of lower export selling prices. Coal prices averaged $56.05 per tonne during 2000 compared with $60.83 per tonne in 1999. Sales volume decreased by 0.3 million tonnes due to lower production from the Luscar mine.

    Cost of sales decreased to $122.6 million in 2000 from $140.7 million in 1999, or 13%. This decrease was due to lower sales volumes, as well as lower rail transportation and port costs. Cost of sales in 2000 also included
$9.2 million for additional provisions for the closure of the Luscar mine.

    The operating margins decreased to $16.1 million in 2000 from $28.1 million in 1999, or 43%, due to the factors discussed above.

    Capital expenditures in both years were nominal and related to development of new pits.

              SUMMARY OF DISTRIBUTABLE CASH OF CANADIAN COAL TRUST

    The following analysis has been prepared by the Offeror to assist Shareholders of Fording, who are considering electing to receive Exchange Rights (and therefore an entitlement to Units) for their Fording Shares. This analysis compares distributable cash per Unit estimated by the Offeror to pro forma distributable cash provided by Fording in its supplement to the Fording Management Circular.

    These calculations of estimated distributable cash per Unit for the year ended December 31, 2001 and nine months ended September 30, 2002 assume that the Enhanced Offer and the transactions involving the Met Coal Assets, the Luscar mine (pursuant to the Luscar Put) and the Fording thermal assets have been completed at the beginning of such periods. See "Funding, Acquisition and Related Transactions -- MetCoal Company and Related Matters" in this
Appendix A.

    Estimates of distributable cash are not intended to be representative of the earnings of SCAI or the Canadian Coal Trust. Also, distributable cash is not a measure of cash flow or earnings recognized by GAAP and does not have a standardized meaning. Therefore, distributable cash is unlikely to be comparable with similar measures presented by others.

    EBITDA is used to refer to earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to be representative of cash flows or earnings of the relevant entities determined in accordance with GAAP. EBITDA may not be comparable to similar measures presented by others.

    The following analysis is not a forecast or a projection of future results and is not a summary of pro forma financial information calculated in accordance with applicable securities legislation. The amounts included in this analysis include estimates made by the Offeror. Actual results may vary from these estimates and such variations may be material. See "Risk Factors" in this Appendix A for a discussion of factors that may cause actual results to vary from these estimates. The amounts of distributable cash estimated by the Offeror are not necessarily indicative of the results of operations or financial position which would have been achieved had the transactions occurred at the beginning of the respective periods and may not be indicative of future operating results or financial condition for the Canadian Coal Trust.

                                                                Nine months
                                                                   ended          Year ended
                                                               September 30,     December 31,
                                                                   2002              2001
                                                              ---------------   --------------
                                                                        (unaudited)
                                                              (millions of dollars, except per
                                                                       unit amounts)
Pro forma Fording Income Trust Distributable Cash(1):
  FORDING INCOME TRUST DISTRIBUTABLE CASH PER UNIT..........      $ 2.30             $ 2.75

  Total distributable cash..................................        87.9              107.6
  Cash reserve add back.....................................         9.8               12.0
                                                                  ------             ------
  Available cash before cash reserve........................        97.7              119.6
  Adjustments to available cash:
    Estimated EBITDA less taxes and capital expenditures for
      Industrial Minerals...................................        (6.0)              (8.6)
    Estimated interest, administration and other expenses...        14.7               21.2
                                                                  ------             ------
Fording Income Trust distributable cash.....................      $106.4             $132.2
                                                                  ------             ------

Canadian Coal Trust Distributable Cash:
Fording Coal Partnership available cash(2)..................      $170.8             $212.2
SCAI Adjustments:
  Elimination of losses under Fording's foreign exchange
    hedge arrangements(3)...................................        64.7               54.0
  Inclusion of EBITDA for Met Coal Assets(5)................         3.8               11.9
  Inclusion of capital expenditures for Met Coal Assets.....        (2.2)              (9.1)
  Inclusion of EBITDA for the Luscar mine(4)................        19.9               31.1
  Inclusion of capital expenditures for the Luscar mine.....        (0.7)              (0.6)
  Effect of SCAI interest expense(6)........................       (12.2)             (16.3)
  Inclusion of estimated EBITDA less taxes and capital
    expenditures for Industrial Minerals....................         6.0                8.6
  Elimination of estimated EBITDA for Elkview mine(5).......       (79.0)             (79.0)
  Removal of capital expenditures for Elkview mine..........         6.3               15.0
  Elimination of estimated EBITDA for thermal coal assets...       (33.1)             (47.6)
  Removal of estimated capital expenditure for thermal coal
    assets..................................................         3.1                4.2
                                                                  ------             ------
Canadian Coal Trust distributable cash......................      $147.4             $184.4
                                                                  ------             ------
Number of units (in millions)(7)............................        57.8               57.8
CANADIAN COAL TRUST DISTRIBUTABLE CASH PER UNIT.............      $ 2.55             $ 3.19

-------------

(1) Amounts in respect of Fording Income Trust were extracted from Fording's supplement to the Fording Management Circular and other documents filed by Fording with securities regulatory authorities.

(2) Based on Fording Income Trust's 62.3% ownership of Fording Coal Partnership.

(3) Fording will retain its current foreign exchange hedge position. SCAI will terminate all foreign exchange hedge arrangements and does not intend to enter into foreign exchange hedge arrangements in the future.

(4) Assumes the Luscar Put is exercised.

(5) Net of mine taxes.

(6) Based on an estimate of $300 million of term debt and $25 million of working capital debt at a 5% interest rate.

(7) Calculated based upon the number of Units issuable to Fording Shareholders and to the Partnership upon conversion of its interest in SCAI to Units of Canadian Coal Trust of 51.4 million and including the purchase of the Met Coal Assets (5.9 million Units) and the exercise of the Luscar Put
    (0.5 million Units).

    Fording has announced that its revised plan of arrangement estimates cash distribution for the quarter ending March 31, 2003 to be approximately $1.05 per unit based on contracted coal sales prices for the year ended March 31, 2003. The Offeror has also targeted its distributable cash for the quarter ending March 31,

2003 to be $1.05 per Unit. This target takes into account the items reflected under "SCAI adjustments" in the above table as well as cost savings that are anticipated to be realized in the first quarter of 2003.

    In order to provide Unitholders with greater certainty with respect to the amount of distributions in 2003, the Partnership will subordinate its right to receive any distribution in respect of its holdings of SCAI Series B Notes in the 2003 year until the Canadian Coal Trust first received cash interest on its SCAI Series A Notes of $1.05 per Unit per quarter, subject to a maximum subordination of $11.25 million for each calendar quarter, for an aggregate maximum subordination for the year of $45 million. See "Share and Loan Capital of Sherritt Coal Acquisition -- SCAI Notes and Subordination -- Subordination" in this Appendix A.

    The Offeror's target of distributable cash is based on expected higher cash flow from the Met Coal Assets, lower debt levels and cost savings to be realized from the combination of Fording and the Met Coal Assets. The expectation of higher cash flows from the Met Coal Assets reflects the completion of the removal of the overburden backlog and the pre-stripping of additional overburden in connection with the expansion of the Line Creek mine's capacity. During the nine months ended September 30, 2002, the Line Creek mine set numerous productivity records related to overburden removal, end production and cable belt conveyor throughput. See "Review of Financial Condition of the Met Coal Assets". An assessment of the next 10 years of the Line Creek mine's operating plans by Norwest Corporation, an independent engineering firm, is included in Appendix D to the Circular. The MetCoal Company is expected to have approximately $300 million of term debt and $25 million of working capital debt compared with at least $425 million of debt of Fording and Fording's share of working capital debt of the Fording Coal Partnership. The Offeror anticipates achieving one-third of its estimated $50 million annual cost savings during 2003. The remaining cost savings, when realized after 2003, are expected to increase annual distributable cash flow per Unit by approximately $0.60 before the benefit of any marketing or coal blending synergies.

                       DIRECTORS, MANAGEMENT AND TRUSTEES

TRUSTEES AND EXECUTIVE OFFICERS OF CANADIAN COAL TRUST

    The trustees of the Canadian Coal Trust are Dennis G. Maschmeyer, Jowdat Waheed, Samuel W. Ingram, Q.C. and Trevor M. Apperley.

    On the Date of Exchange, it is anticipated that the Canadian Coal Trust will have seven Trustees. Each of the Trustees after the Date of Exchange will be independent of Sherritt, OTPP, the Partnership and any of their respective affiliates. It is currently anticipated that the Canadian Coal Trust will have no officers.

    Pursuant to an agreement in principle among the Offeror, Luscar, CONSOL and the Partnership, on the Date of Exchange, the Partnership has agreed to nominate a representative of CONSOL who shall be independent of the Partnership, the Offeror, OTPP and Sherritt, as a Trustee and as a director of SCAI.

    For details regarding the Trustees' rights and obligations, see "The Canadian Coal Trust -- Trustees" in this Appendix A.

DIRECTORS AND EXECUTIVE OFFICERS OF SHERRITT COAL ACQUISITION INC.

    The governing documents of SCAI will provide that SCAI will have between four and thirteen directors.

    Prior to the Date of Exchange, the board of directors of SCAI will consist of four directors. The following table sets out the name, municipality of residence, age, proposed position with SCAI and current principal occupation for each person anticipated to serve as a director and/or officer of SCAI during the period from the date hereof to the Date of Exchange.

Name and Municipality of Residence     Age       Proposed Position(s)          Current Principal Occupation
----------------------------------   --------   ----------------------   -----------------------------------------
Dennis G. Maschmeyer                 63         Director and President   President and Chief Executive Officer of
Bruderheim, Alberta                             and Chief Executive      Sherritt International Corporation
                                                Officer

Jowdat Waheed                        39         Director and             Senior Vice-President, Finance and Chief
Toronto, Ontario                                Vice-President, Chief    Financial Officer of Sherritt
                                                Financial Officer and    International Corporation
                                                Treasurer
Samuel W. Ingram, Q.C.               57         Director and             Senior Vice-President, General Counsel
Toronto, Ontario                                Vice-President and       and Corporate Secretary of Sherritt
                                                Secretary                International Corporation
Trevor M. Apperley                   52         Director and             Director, Relationship Investments,
Calgary, Alberta                                Vice-President           Ontario Teachers' Pension Plan Board

    Following the Date of Exchange, the number of directors of SCAI will be increased to nine and the directors of SCAI will be elected in accordance with the Shareholders Agreement described below under the heading "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Shareholders Agreement" in this Appendix A. Under the terms of the Shareholders Agreement, the Trustees will have the right to nominate for election at least a majority of the directors of SCAI. It is anticipated that the nominees of the Trustees for election as directors of SCAI will be selected from among the Trustees.

    Pursuant to an agreement in principle among the Offeror, Luscar, CONSOL and the Partnership, on the Date of Exchange, the Partnership has agreed to nominate a representative of CONSOL who shall be independent of the Partnership, the Offeror, OTPP and Sherritt, as a Trustee and as a director of SCAI.

    Following the Date of Exchange, the officers of SCAI will be appointed by the board of directors of SCAI in accordance with the terms of the Management Agreement described below in this Appendix A under the heading "Directors, Management and Trustees -- Management Agreement for SCAI and its Subsidiaries".

GOVERNANCE OF CANADIAN COAL TRUST

    The Trustees will be directly responsible for developing the Canadian Coal Trust's approach to governance issues, including forming committees of Trustees, filling vacancies among the Trustees and periodically reviewing the composition and effectiveness of the Trustees and the contribution of individual Trustees.

    The Trustees will also be responsible for adopting and periodically reviewing and updating the Canadian Coal Trust's written corporate disclosure and insider trading policies. These policies will, among other things:

    - articulate the legal obligations of the Canadian Coal Trust, its affiliates and their respective Trustees, directors, officers and employees with respect to confidential corporate information;

    - identify spokespersons of the Canadian Coal Trust who are authorized to communicate with third parties such as analysts, the media and investors;

    - provide guidelines on the disclosure of forward-looking information;

    - require advance review by senior representatives of any disclosure of financial information to ensure that the information is not material, and to ensure that selective disclosure of material information does not occur, and that if it does occur, a news release be issued promptly; and

    - establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results during which the Canadian Coal Trust, its affiliates and their respective Trustees, directors, officers and certain other persons may not purchase or sell Units of the Canadian Coal Trust.

    The Trustees will directly fulfill their responsibilities of oversight and supervision of:

    - the accounting for and financial reporting practices and procedures of the Canadian Coal Trust;

    - the adequacy of internal accounting controls and procedures of the Canadian Coal Trust; and

    - the quality and integrity of financial statements of the Canadian Coal Trust.

    In addition, the Trustees will be responsible for directing the auditors' examination into specific areas. See also "The Canadian Coal Trust" in this Appendix A.

GOVERNANCE OF SHERRITT COAL ACQUISITION INC.

    The board of directors of SCAI will be responsible for the management of SCAI and will establish the committees it determines are necessary, including the following committees:

    CORPORATE GOVERNANCE COMMITTEE. This committee will be responsible for assisting the board in supervising the Management Agreement described below under the heading "-- Management Agreement for SCAI and its Subsidiaries" and the Administration Agreement described below under the heading
"-- Administration

Agreement for Canadian Coal Trust" in this Appendix A, as well as reviewing the adequacy and form of directors' compensation. The committee is expected to review annually the performance of the Manager under the Management Agreement and the Administration Agreement against the goals and objectives established by the board of directors of SCAI for that year. The committee will also administer and make recommendations regarding any actions under or changes to the Management Agreement and the Administration Agreement. The committee will also be responsible for developing SCAI's approach to corporate governance issues, advising the board of directors of SCAI in filling vacancies and periodically reviewing the composition and effectiveness of the board and the contribution of individual directors.

    AUDIT COMMITTEE. This committee will be responsible for monitoring the financial reporting, accounting systems and internal controls and liaising with external auditors for SCAI and each of its subsidiaries, including the MetCoal Company.

REMUNERATION OF TRUSTEES OF CANADIAN COAL TRUST AND DIRECTORS OF SHERRITT COAL
  ACQUISITION INC.

    The compensation paid to each Trustee and to each individual who acts as a director of SCAI nominated by the Trustees will be determined on or before the Date of Exchange. Only directors of SCAI who are nominated by the Trustees will receive compensation from SCAI, except that all Trustees and all directors of SCAI will be reimbursed for their reasonable expenses. No Trustee or director of SCAI will be paid for serving as a director of the MetCoal Company.

INSURANCE COVERAGE FOR CANADIAN COAL TRUST, SHERRITT COAL ACQUISITION INC. AND
  RELATED ENTITIES AND INDEMNIFICATIONS

    The Canadian Coal Trust and SCAI will seek to obtain directors' and officers' liability insurance for the Trustees of the Canadian Coal Trust and the directors and officers of SCAI and its subsidiaries. The Declaration of Trust provides, and the by-laws of each of SCAI and its subsidiaries will also provide, for the indemnification of the Trustees and of the directors and officers of SCAI and its subsidiaries from and against liabilities and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the CBCA.

MANAGEMENT AGREEMENT FOR SCAI AND ITS SUBSIDIARIES

    Prior to the Date of Exchange, SCAI will enter into a management agreement (the "Management Agreement") with the Manager. Under the terms of the Management Agreement, the Manager will provide management services to SCAI and its subsidiaries, subject to the overall direction of the board of directors of SCAI in respect of SCAI and its subsidiaries. To the extent practicable, the Manager will provide integrated and efficient management for all of the coal mining properties of both the MetCoal Company and Luscar, in addition to combining common management and administrative functions of SCAI.

    SERVICES PROVIDED BY THE MANAGER

    The services to be provided by the Manager to SCAI and its subsidiaries, including the MetCoal Company, will include: (i) providing all personnel required to manage and administer business operations, including nominees as officers for SCAI and its subsidiaries; (ii) providing transportation, logistics and procurement services; (iii) providing all financial services, including financial reporting, accounting, treasury, tax, legal and marketing services;
(iv) preparing for board review and approval and implementing annual operating and capital expenditure budgets, strategic plans and annual business plans;
(v) providing maintenance management services; (vi) providing overhead administration; (vii) providing mine engineering services; (viii) developing for board review and approval and implementing acquisitions, divestitures and investments; (ix) overseeing the business and affairs of SCAI and its subsidiaries and reporting to the boards of directors, as the case may be, as appropriate; (x) assisting in connection with arranging any financing;
(xi) preparing, planning and co-ordinating meetings of the directors of SCAI and of its subsidiaries; (xii) operating and maintaining the assets of SCAI and its subsidiaries; and (xiii) negotiating contracts with customers, suppliers and other third parties (other than with the Manager). These services will be provided by the Manager subject to the overall direction of the board of directors of SCAI.

    COMPENSATION OF THE MANAGER

    The Manager will provide management services to SCAI and its subsidiaries against payment by SCAI of the actual costs incurred by the Manager (including a reasonable allocation for indirect overheads) to provide the services. However, the Management Agreement will provide that the annual cost to SCAI of these management services shall not exceed the costs incurred by Fording and its subsidiaries to provide the equivalent management services for the year ending December 31, 2002 (excluding any unusual and one-time items), as adjusted by certain stipulated inflation related indices on an annual basis (the adjusted amount being the "Base Cost"). The Manager will also provide additional services necessary for the proper administration and governance of SCAI at the Manager's cost (including a reasonable allocation for indirect overheads). All management and administrative services not provided by the Manager and instead provided by third parties will be billed at cost directly to SCAI.

    In addition to payment of its costs, the Manager will be entitled to receive annually from SCAI a specified percentage of the difference between: (i) the Base Cost, adjusted to take into account the actual costs incurred in that year of transferring to the Manager the employees and functions of SCAI and of the Canadian Coal Trust; and (ii) the actual cost incurred by the Manager to provide management the corresponding services to SCAI (including a reasonable allocation for indirect overheads). The specified percentage will be determined prior to the Date of Exchange by negotiation between the Manager and the Trustees (all of whom will be independent of the Manager, the Partnership, Sherritt, OTPP and their respective affiliates), based upon terms and conditions customary for agreements of this nature.

    The Manager will also be entitled to an incentive payment from SCAI each year to reward the Manager for improvements in those operating costs, production volumes and cash operating margins which are within the reasonable influence of the Manager, relative to those cost, production and margin levels required to maintain certain minimum cash distributions by SCAI. The incentive payments will be determined prior to the Date of Exchange by negotiation between the Manager and the Trustees (all of whom will be independent of the Manager, the Partnership, Sherritt, OTPP and their respective affiliates), based upon terms and conditions customary for agreements of this nature.

    For any services requested by SCAI or any of its subsidiaries that are extraordinary in nature and are not provided for in the Management Agreement, the Manager will be reimbursed by the requesting party at its cost (including a reasonable allocation for indirect overhead costs) for such services. The Manager will be required to submit a written estimate and to receive approval from the requesting party for such costs prior to acting upon such requests. The Manager will not be entitled to any portion of cost savings, if any, which is attributable to the Manager providing these additional services or to any incentive payments in respect of these additional services.

    SUPERVISION OF THE MANAGER

    Pursuant to the Management Agreement, the authority of the Manager to manage and administer the day-to-day affairs of SCAI and its subsidiaries will be subject to the overall direction, supervision and review of the board of directors of SCAI, as well as to the constating documents of each of SCAI and its subsidiaries and the Shareholders Agreement. The Management Agreement will stipulate that a number of material actions may not be undertaken by the Manager without first obtaining the approval of a majority of the directors of SCAI. The restricted actions will include: (i) disposing of any material assets or equipment used in operating or maintaining the coal mining properties of SCAI or its subsidiaries, other than in the ordinary course of business or as provided for in the annual business plan; (ii) adopting, amending or materially deviating from the annual business plan or any operating or capital expenditure budget; and (iii) making any material expenditure or commitment outside the Manager's scope of responsibilities which is not in accordance with the annual business plan or the approved operation and capital expenditure programs or which would result in a variance to the annual business plan. The board of directors of SCAI may from time to time appoint an independent engineer to, among other responsibilities, review and assess: (i) the operating results and performance of the Manager;

(ii) the operation and maintenance of the coal mining properties of SCAI and its subsidiaries; and (iii) the adequacy of the actual or proposed operational and capital expenditure programs of SCAI and its subsidiaries or any modifications thereto.

    TERM AND TERMINATION

    The initial term of the Management Agreement will be five years, renewable thereafter for three year terms with the consent of SCAI. SCAI or the Manager may, by written notice, immediately terminate the Management Agreement in the event of: (i) the winding-up, liquidation, bankruptcy, insolvency or receivership of a counterparty to the Management Agreement; (ii) a default by a counterparty to the Management Agreement in the performance of any material obligation of that counterparty under the Management Agreement (other than as a result of the occurrence of a FORCE MAJEURE event), which is not remedied within 90 days after notice thereof has been delivered or, when the default is not capable of being remedied within 90 days, the defaulting party fails to commence and diligently pursue steps to remedy that default; and (iii) a change of control of the Canadian Coal Trust. SCAI will also have the right to terminate the Management Agreement upon 365 days' notice at any time after the initial five year term. Upon termination of the Management Agreement for any of the foregoing reasons, the Manager will be entitled to be paid: (i) all amounts payable to, or accrued to the benefit of, the Manager (including the Manager's specified percentage of cost savings to date and any accrued incentive payments); and (ii) all out-of-pocket costs incurred or reasonably likely to be incurred by the Manager in connection with the termination.

    Upon a termination of the Management Agreement for any reason by SCAI, the Manager will be required to arrange for the transfer or recruitment of sufficient employees to SCAI and its subsidiaries so that each of these entities will be able to reasonably conduct independent business operations. The parties will reimburse the Manager for all reasonable transfer, recruitment or other costs incurred in connection with this obligation.

    DUTIES OF THE MANAGER

    In exercising its powers and discharging its duties under the Management Agreement, the Manager will be required to exercise the degree of care, diligence and skill that a reasonably prudent manager of a similar business would exercise in comparable circumstances. Although the Management Agreement will permit the Manager to delegate its responsibilities, no such delegation will relieve the Manager of any of its obligations under the Management Agreement. Subject to limited exceptions, the Manager will only be permitted to assign the Management Agreement with the consent of SCAI, acting reasonably. No amendments to the Management Agreement will be permitted without the approval of SCAI.

    TRANSITIONAL MATTERS

    The Manager intends to offer employment to existing Canadian management and administrative employees of Fording on terms that are substantially similar to their current arrangements with Fording, including base pay and bonus arrangements, pension plans and extended health and other employment related benefits. The Manager also intends to assume all collective agreements governing those employees, if any, and the obligations under all existing pension and other plans. However, the Manager will not assume any obligations that arise directly from a change of control of Fording nor will the Manager assume any pension liabilities of Fording that are unfunded as at the date of transfer of employees. The MetCoal Company shall continue to be liable for any such obligations.

ADMINISTRATION AGREEMENT FOR CANADIAN COAL TRUST

    Prior to the Date of Exchange, the Canadian Coal Trust will enter into an administration agreement (the "Administration Agreement") with the Manager. Under the terms of the Administration Agreement, the Manager will provide administrative services to the Canadian Coal Trust, subject to the overall direction of the Trustees in respect of the Canadian Coal Trust and to the Declaration of Trust. The services will include: (i) providing all personnel required to manage and administer the operations of the Canadian Coal Trust;
(ii) administering the day-to-day operations of the Canadian Coal Trust, including the provision of all clerical and administrative functions and all financial services, including financial reporting, accounting, treasury, tax, legal and marketing services;
(iii) providing administration; (iv) assisting in connection with arranging any financing; (v) preparing, planning and co-ordinating meetings of the Trustees; and (vi) negotiating contracts with customers, suppliers and other third parties (other than with the Manager). The Manager will provide these administrative services to the Canadian Coal Trust against payment by the Canadian Coal Trust of the actual costs incurred by the Manager (including a reasonable allocation for indirect overheads) to provide those services. The Canadian Coal Trust and the Manager will each have the right to terminate the Administration Agreement upon 365 days' notice at any time. Upon termination of the Administration Agreement for any of the foregoing reasons, the Manager will be entitled to be paid: (i) all amounts payable to, or accrued to the benefit of, the Manager; and
(ii) all out-of-pocket costs incurred or reasonably likely to be incurred by the Manager in connection with the termination.

                 FUNDING, ACQUISITION AND RELATED TRANSACTIONS

CREDIT ARRANGEMENTS OF SHERRITT COAL ACQUISITION INC. AND THE METCOAL COMPANY

    At the Date of Exchange, the MetCoal Company will have indebtedness under the MetCoal Notes described below under "Share and Loan Capital of the MetCoal Company". In addition, the MetCoal Company will have indebtedness under a revolving credit facility with one or more Canadian chartered banks in an amount sufficient to meet its working capital requirements. The Offeror has obtained a commitment for the revolving credit facility in an amount of up to $100 million from a Canadian chartered bank. It is anticipated that the facility will be entered into on the date of completion of the Fording Acquisition (or, alternatively, that it will be entered into by SCAI prior to such date and assumed by the MetCoal Company on such date). The revolving credit facility will be guaranteed by the subsidiaries of the MetCoal Company and secured against the inventory and receivables of the MetCoal Company and its subsidiaries. The revolving credit facility will bear interest and fees, and include covenants, representations and warranties, conditions and default provisions, which in each case are customary for credit facilities of this type. The revolving facility will have a term of 364 days.

    In addition, prior to the Date of Exchange, the MetCoal Company will have assumed the obligations of SCAI under a bridge loan facility described in section 15 of the Circular, "Source of Funds".

    As of the Date of Exchange, SCAI will be indebted to each of the Partnership and the Canadian Coal Trust pursuant to the SCAI Notes. See "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- SCAI Notes and Subordination" in this Appendix A. SCAI will also be a guarantor of the revolving credit facility and of the bridge loan facility described above, and will have pledged the shares held by it in the MetCoal Company and the MetCoal Notes in support of its guarantee of the bridge loan facility described above.

ACQUISITION OF SCAI SECURITIES

    The Canadian Coal Trust and Sherritt will enter into an acquisition agreement prior to the first Take Up and Pay Date. The acquisition agreement will provide that, immediately prior to each Take Up and Pay Date, the Canadian Coal Trust will acquire all SCAI Shares and SCAI Series A Notes held by Sherritt (which will have been acquired by Sherritt in exchange for issuing Exchange Rights to SCAI) in exchange for issuing to Sherritt a number of Units equal to the number of SCAI Shares held by Sherritt.

    Immediately following the completion of this acquisition, the Canadian Coal Trust will hold SCAI Shares and SCAI Series A Notes, in addition to the SCAI Shares it will already hold. The percentage of SCAI Shares owned by the Canadian Coal Trust will depend on the percentage of Shares tendered by Fording Shareholders who elect to receive Exchange Rights in consideration for their Shares deposited and taken up pursuant to the Enhanced Offer.

    Prior to the initial Take Up and Pay Date, the Partnership will subscribe for SCAI Shares and SCAI Series B Notes in consideration for sufficient cash to fund the cash being paid to Fording Shareholders pursuant to the Enhanced Offer, net of the bridge loan.

    The total consideration paid by the Canadian Coal Trust and the Partnership for their interests in SCAI will be allocated between the SCAI Shares and SCAI Series A Notes and SCAI Series B Notes. Depending upon elections made by Fording Shareholders to receive cash or Exchange Rights or a combination of cash and Exchange Rights, the per share price of SCAI Shares paid by the Partnership may be lower than that paid by the Canadian Coal Trust. For example, based on the assumptions used in the pro forma financial statements of SCAI and the Canadian Coal Trust and without giving effect to the transactions contemplated by the agreement in principle among the Offeror, Luscar, CONSOL and the Partnership with respect to the Met Coal Assets and the Luscar Put, in the event elections are made by Fording Shareholders for the maximum cash amount of $850 million, the Partnership would acquire 47.2% of the SCAI Shares for $10.0 million and $680.0 million of the SCAI Series B Notes and the Canadian Coal Trust would acquire 52.8% of the SCAI Shares for $189.8 million and $759.2 million of the SCAI Series A Notes. However, in the event elections are made by Fording Shareholders for the maximum Exchange Rights, the Partnership would acquire 17.5% of the SCAI Shares for $63.0 million and $252.0 million of the SCAI
Series B Notes and the Canadian Coal Trust would acquire 82.5% of the
SCAI Shares for $296.8 million and $1,187.2 million of the SCAI Series A Notes.

    Pursuant to the terms of the Conversion Agreement to be entered into between the Canadian Coal Trust and the Partnership prior to the Date of Exchange, the Partnership will be entitled to exchange all or a portion of its SCAI Shares and SCAI Series B Notes for a number of Units equal to the number of SCAI Shares being exchanged by the Partnership. See "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Conversion Agreement" in this Appendix A. If the Partnership exercises its right to exchange all of its SCAI Shares and SCAI Series B Notes, the effective cost per Unit to the Partnership would be $28.41 in the maximum cash scenario and $35.00 in the maximum exchange rights scenario described above.

METCOAL COMPANY AND RELATED MATTERS

    In order to focus the operation of the MetCoal Company on metallurgical coal, to realize the synergies, cost savings and benefits outlined in this Circular, and to reduce indebtedness and capital expenditure commitments in the MetCoal Company, the MetCoal Company intends:

    - to acquire the Met Coal Assets from Luscar and CONSOL; and

    - to enter into transactions that will result in the Met Coal Company not having a material economic participation in Fording's thermal coal assets and such economic participation being held by the Partnership, Luscar and/or their affiliates.

    Subject to obtaining required regulatory and third party approvals, the MetCoal Company will cease to have a material economic participation in those thermal assets from the first Take Up and Pay Date. The proceeds of these transactions will be used to repay a portion of the outstanding indebtedness of Fording, to terminate existing currency hedge arrangements and to pay the break fees under the Fording-Teck Combination. As at September 30, 2002, the aggregate outstanding indebtedness of Fording, including costs in respect of the proposed Fording plans of arrangement was approximately $166 million. Currency hedge arrangement cancellation costs are estimated at $115 million and break fees payable are $51 million. Approximately $90 million of the above amounts are expected to be financed from borrowings under the bridge loans described in section 15 of the Circular, "Source of Funds".

    The Offeror, Luscar and CONSOL have agreed in principle that effective on the date on which the Offeror acquires 66 2/3% of the Shares, the MetCoal Company will acquire, subject to settlement of definitive documentation and certain conditions, including obtaining certain required consents, which are expected to be received by the Offeror prior to the completion of the Fording Acquisition, the following:

    - a 100% interest in the Line Creek mine;

    - a 100% interest in the undeveloped Cheviot mine project;

    - a 46.4% interest in the Neptune Terminals; and

    - the coal reserves and resources related to the above metallurgical properties.

    Each of Luscar and CONSOL is entitled to receive as consideration under these transactions 2.95 million Units of the Canadian Coal Trust. Under the transactions, the MetCoal Company will also assume all of the liabilities and obligations of Luscar and CONSOL related to the Met Coal Assets. The amount of consideration to be received by Luscar and CONSOL is subject to an adjustment for working capital to the extent transferred to the MetCoal Company, which amount will be satisfied in cash.

    Under these transactions, the MetCoal Company will acquire, among other assets, real property at the mine sites, related infrastructure, coal resources and reserves, machinery and other personal property, and all related transferable licences, permits, approvals and contracts for sale of coal produced. The MetCoal Company will also acquire approximately $307.2 million of cumulative provincial mineral tax cost pool in British Columbia in respect of the Line Creek mine. In the case of the Neptune Terminals, Luscar and CONSOL will transfer to the MetCoal Company its contracted capacity and storage entitlements, but will retain the right to ship its expected thermal coal volume through the Neptune Terminals.

    In addition, this agreement in principle also provides Luscar and CONSOL with the right to require the MetCoal Company to acquire their interests (which together amount to 100%) in the Luscar mine (excluding pre-existing reclamation liabilities) for 250,000 additional Units each, provided that this right may only be exercised within 30 days after the Canadian Coal Trust becomes a reporting issuer in Canada and may only be exercised by both Luscar and CONSOL concurrently. If effected, the terms of this transaction involving the Luscar mine would be similar to the transaction involving the Line Creek mine, the Cheviot mine project and the Neptune Terminals described above, including having the same effective date, except that the MetCoal Company will not assume the pre-existing reclamation, environmental or associated liabilities in respect to the Luscar mine.

    In connection with these transactions, on the Date of Exchange, the Offeror has agreed to nominate one representative of CONSOL who shall be independent of the Partnership, the Offeror, OTPP and Sherritt, as one of the Trustees of the Canadian Coal Trust and as a member of the Board of Directors of SCAI.

    Following the acquisition of the Met Coal Assets by the MetCoal Company and assuming the exercise of the Luscar Put, each of Luscar and CONSOL will own approximately 3.2 million Units of the Canadian Coal Trust, representing approximately 5.5% of the outstanding Units, including the issuance of Units upon exchange of the Partnership's interest in SCAI Shares and SCAI Series B Notes for Units of the Canadian Coal Trust. See "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Conversion Agreement" in this Appendix A.

                            THE CANADIAN COAL TRUST

    The Canadian Coal Trust is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated December 16, 2002. The Canadian Coal Trust is administered by the Trustees. The registered and head office of the Canadian Coal Trust is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The Canadian Coal Trust will hold an indirect interest in the MetCoal Company through its ownership of SCAI Shares and all of the SCAI Series A Notes and SCAI's ownership of all the MetCoal Common Shares and MetCoal Notes. The Partnership will hold the remaining interest in the MetCoal Company through its ownership of SCAI Shares and all of the SCAI Series B Notes.

    While it is intended that the Canadian Coal Trust will qualify as a mutual fund trust for the purposes of the Tax Act, the Canadian Coal Trust is neither a mutual fund for the purposes of applicable securities laws in Canada nor registered as an "investment company" within the meaning of the United States INVESTMENT COMPANY ACT OF 1940, as amended (the "U.S. 1940 Act"). Therefore, the protections of applicable securities laws in Canada regulating mutual funds and the protection of the U.S. 1940 Act will not be available to Unitholders. See also "Certain Canadian Federal Income Tax Considerations" and "Certain
U.S. Federal Income Tax Considerations" in this Appendix A.

    The following is a summary of the material attributes and characteristics of the Units issuable pursuant to the Declaration of Trust and certain provisions of the Declaration of Trust and is not intended to be complete.

ACTIVITIES OF CANADIAN COAL TRUST

    The Declaration of Trust provides that the Canadian Coal Trust is restricted to:

    - investing in securities, including the SCAI Shares, the SCAI Notes and other securities issued by SCAI or its affiliates or otherwise lending funds to SCAI or its affiliates;

    - temporarily holding cash in interest bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Canadian Coal Trust, paying amounts owing by the Canadian Coal Trust in connection with the redemption of any Units or other securities and making distributions to Unitholders;

    - issuing Units (or rights, warrants, convertible securities or options to acquire Units, including rights in connection with a Unitholder rights plan) pursuant to the Declaration of Trust;

    - issuing debt securities or otherwise borrowing funds (including letters of credit, bank guarantees and bankers acceptances);

    - guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of SCAI or any affiliate of the Canadian Coal Trust or SCAI or the performance of any obligation of SCAI or any affiliate of the Canadian Coal Trust or SCAI, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Canadian Coal Trust assets, including securities issued by the Canadian Coal Trust or SCAI or any affiliate of the Canadian Coal Trust or of SCAI, as the case may be, as security for such guarantee, and subordinating its rights under the SCAI Notes to other indebtedness;

    - disposing of any part of the assets of the Canadian Coal Trust;

    - issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Canadian Coal Trust;

    - repurchasing securities issued by the Canadian Coal Trust;

    - satisfying the obligations, liabilities or indebtedness of the Canadian Coal Trust; and

    - undertaking all other usual and customary activities for the conduct of the business of the Canadian Coal Trust in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Declaration of Trust, provided that the Canadian Coal Trust shall not undertake any activity, take any

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      action, or make or retain any investment which would result (or fail to take any action where such failure would result) in: (i) the Canadian Coal Trust not being considered a "mutual fund trust" for purposes of the Tax Act; or (ii) the Units being treated as "foreign property" for purposes of Part XI of the Tax Act.

    The Canadian Coal Trust will not hold securities of entities other than SCAI and its affiliates, except in connection with its short-term cash management requirements.

UNITS

    The beneficial interests in the Canadian Coal Trust are divided into interests designated as "Units". An unlimited number of Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Canadian Coal Trust (whether of net income, net realized capital gains or other amounts) and in the net assets of the Canadian Coal Trust in the event of termination or winding up of the Canadian Coal Trust. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

    The Units do not represent a traditional investment and should not be viewed by investors as "shares" in any of the Canadian Coal Trust, SCAI or any of its subsidiaries. As holders of Units in the Canadian Coal Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

    The Units are not "deposits" within the meaning of the CANADIAN DEPOSIT INSURANCE CORPORATION ACT and are not insured under the provisions of the Act or any other legislation. Furthermore, the Canadian Coal Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

ISSUANCE OF UNITS

    The Declaration of Trust provides that Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions as the Trustees may determine. Units shall only be issued as fully paid in money, or property, or past services and shall not be subject to future calls or assessments, except that Units to be issued under an offering may be payable in installments, subject to certain restrictions. At the option of the Trustees, Units are issuable in satisfaction of any distribution of the Canadian Coal Trust to Unitholders on a pro rata basis to the extent that the Canadian Coal Trust does not have cash available to fund such distributions. The Declaration of Trust also provides that, unless the Trustees determine otherwise, immediately after any pro rata distribution of Units to all Unitholders in satisfaction of all or part of any such distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution except where tax is required to be withheld in respect of the Unitholder's share of the distribution. In this case, each certificate (if any) representing a number of Units prior to the distribution will be deemed to represent the same number of Units after the distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

    The trustees of the Canadian Coal Trust may refuse to allow the Canadian Coal Trust to issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Canadian Coal Trust or the companies in which it invests under applicable Canadian and/or U.S. tax legislation. See "The Canadian Coal Trust -- Limitation of Non-Resident Ownership", "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Appendix A.

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TRUSTEES

    The Canadian Coal Trust has a minimum of three Trustees and a maximum of seven Trustees and presently has four Trustees. On the Date of Exchange, the Canadian Coal Trust will have seven Trustees. Each of the Trustees will be independent of each of the Offeror, Sherritt, OTPP, the Partnership and their respective affiliates. Pursuant to an agreement in principle among the Offeror, Luscar, CONSOL and the Partnership, the Partnership has agreed to nominate a representative of CONSOL as an initial Trustee of the Canadian Coal Trust. See "Share and Loan Capital of Sherritt Coal Acquisition Inc. -- Conversion Agreement" in this Appendix A. See "Directors, Management and
Trustees -- Trustees and Executive Officers of Canadian Coal Trust" and "Directors, Management and Trustees -- Governance of Canadian Coal Trust" in this Appendix A. Trustees are appointed at each annual meeting of Unitholders by a resolution of Unitholders, to hold office for a term expiring at the close of the next annual meeting, subject to their earlier resignation or removal.

    The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and will supervise the investments and affairs of the Canadian Coal Trust. The Declaration of Trust requires a majority of the Trustees to be residents of Canada for the purposes of the Tax Act and questions decided by the Trustees must be decided by a majority of resident Canadians. The Trustees are responsible for, among other things:

    - acting for, voting on behalf of and representing the Canadian Coal Trust as a shareholder and noteholder of SCAI;

    - maintaining records and providing reports to Unitholders;

    - supervising the activities of the Canadian Coal Trust;

    - effecting payments of distributable cash from the Canadian Coal Trust to Unitholders; and

    - voting in favour of the Canadian Coal Trust's nominees to serve as directors of SCAI (or to fill any vacancies or remove any director thereof).

    The Trustees have the right to approve the adoption of a Unitholder rights plan if the Trustees determine in good faith that such action is appropriate.

    The Declaration of Trust provides that any one or more of the Trustees may resign effective upon 30 days' written notice to the Canadian Coal Trust and may be removed by a resolution passed by a majority of the Unitholders. The vacancy created by such removal or resignation will be required to be filled by the Unitholders at the same meeting, failing which it may be filled by the former Trustee or Trustees.

    Trustees are appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy, except a vacancy resulting from an increase in the number of Trustees beyond the limit described above, or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees must forthwith call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder will be entitled to call the meeting. The Trustees are entitled, between annual meetings of Unitholders, to appoint one or more additional Trustees to serve until the next annual meeting of Unitholders without the consent of the Unitholders, but the number of additional Trustees appointed between annual meetings may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

    The Declaration of Trust provides that the Trustees are to act honestly and in good faith with a view to the best interests of the Canadian Coal Trust and in connection with that duty shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Trust, as well as former Trustees and officers, and the respective heirs and legal representatives of all the foregoing, are entitled to indemnification from the assets of the Canadian Coal Trust in respect of the exercise of the Trustee's powers and the discharge of the

Trustee's duties, provided that the Trustee will not be indemnified if the Trustee fails to act in good faith with a view to the best interests of the Unitholders.

    Indemnification agreements may be entered into with the Trustees and officers of the Canadian Coal Trust pursuant to which the Canadian Coal Trust would agree to indemnify such Trustees and officers from losses, costs or damages incurred or sustained by acting in the capacity of Trustee or officer. Directors' and officers' liability insurance may also be secured to cover the Trustees and officers of the Canadian Coal Trust.

CASH DISTRIBUTIONS

    It is the intention that the amount of cash to be distributed quarterly on each Unit by the Canadian Coal Trust to the Unitholders will be equal to a pro rata share of the interest and principal repayments received on the SCAI Notes and dividends and other distributions received by the Canadian Coal Trust on or in respect of the SCAI Shares owned by the Canadian Coal Trust, less:

    - administrative expenses and other obligations of the Canadian Coal Trust, including payments under the Administration Agreement;

    - amounts which may be paid by the Canadian Coal Trust in connection with any cash redemptions of Units;

    - any other net interest expense incurred by the Canadian Coal Trust between distributions; and

    - any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by the Canadian Coal Trust, including any tax liabilities of the Canadian Coal Trust.

    Under the terms of the SCAI Notes, interest will be calculated and, following the Date of Exchange, payable quarterly in arrears on or prior to the fifth last business day of the first month of the following quarter. The interest rate on the SCAI Notes will be determined based on a recommendation from a qualified investment bank and is expected to be approximately 15% per annum.

    The Canadian Coal Trust will be able to make additional distributions in excess of the quarterly distributions during the year, as the Trustees may determine in their sole discretion. Any amounts of net income and net realized capital gains of the Canadian Coal Trust for a taxation year ending on December 15th of a calendar year not otherwise distributed during such taxation year will be payable on December 31 of such calendar year.

    Any income of the Canadian Coal Trust that is applied to cash redemptions of Units or is otherwise unavailable for cash distribution will, to the extent necessary to ensure that the Canadian Coal Trust does not have a net income tax liability, be distributed to Unitholders in the form of additional Units. Those additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

    Quarterly distributions will be paid to Unitholders of record on the last business day of each quarter and will be paid within 30 days following each quarter end. In respect of the period from the first Take up and Pay Date up to but excluding the Date of Exchange, an amount accruing daily at the rate of $1.05 per calendar quarter per Unit, substantially all of which will be considered to be a distribution of income to the Unitholder for Canadian tax purposes, will be paid to Unitholders of record on the Date of Exchange and will be paid within 10 business days of the Date of Exchange. It is anticipated that following the Date of Exchange, the cash distribution for the period from the Date of Exchange until the end of the quarter in which the Date of Exchange occurs will be reduced by the amount of any payment made in accordance with the preceding sentence in respect of that quarter and will be paid to Unitholders of record on the last business day of that quarter and will be paid within 30 days of the end of the quarter. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Appendix A. Any cash, securities, or other property received by the Canadian Coal Trust upon the sale, exchange, redemption, cancellation, or other disposition of securities of SCAI will, after appropriate deductions for expenses, be promptly distributed to Unitholders.

REDEMPTION RIGHT

    Units are redeemable at any time on demand by the holders. If the Units are issued pursuant to the Book-Entry Only System described below, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer, who will be required to deliver the completed redemption notice form to the Canadian Coal Trust at its head office and to the Canadian Depositary for Securities Limited ("CDS"). Upon receipt of the redemption notice by the Canadian Coal Trust, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of:

    - 90% of the "market price" of a Unit immediately prior to the date on which the Units were surrendered for redemption (the "Redemption Date"); and

    - 100% of the "closing market price" on the principal exchange or market on which the Units are listed or quoted for trading on the Redemption Date.

    The "market price" of a Unit for the purpose of the foregoing calculations, as at a specified date, will be:

    - an amount equal to the weighted average price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on the third trading day before such date; or

    - an amount equal to the weighted average of the closing prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on the third trading day before such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price.

    The "closing market price" of a Unit for the purpose of the foregoing calculations, as at any date, will be:

    - an amount equal to the weighted average price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date and the principal exchange or market provides information necessary to compute a weighted average price of the Units on the specified date;

    - an amount equal to the closing price of a Unit on the principal market or exchange if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

    - an amount equal to the weighted average of the highest and lowest prices of the Units on the principal market or exchange if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of Units on the specified date; or

    - the weighted average of the last bid and last asking prices of the Units on the principal market or exchange if there was no trading on the specified date.

    The aggregate Redemption Price payable by the Canadian Coal Trust in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that Unitholders will not be entitled to receive cash upon the redemption of their Units:

    - to the extent that the total amount payable by the Canadian Coal Trust in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

    - if, at the time such Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

    - if the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the

      Redemption Date or for more than five trading days during the ten trading day period commencing immediately after the Redemption Date.

    If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution IN SPECIE of the assets (including, if applicable, a pro rata number of securities of SCAI) held by the Canadian Coal Trust and in accordance with the Declaration of Trust. No fractional SCAI Shares or SCAI Notes in integral multiples of other than $100 will be distributed and, where the number of securities of SCAI to be received by a Unitholder includes a fraction or a multiple less than $100, such number will be rounded to the next lowest whole number or integral of $100. If applicable, the Canadian Coal Trust will be entitled to all interest paid on the SCAI Notes and the distributions paid on the SCAI Shares on or before the date of the distribution IN SPECIE. A Unitholder will be entitled to interest that has accrued on the SCAI Notes and has not been paid to the Canadian Coal Trust on or before the date of the distribution IN SPECIE and to all declared but unpaid distributions on the SCAI Shares being transferred. Where the Canadian Coal Trust will make a distribution IN SPECIE of a pro rata number of securities of SCAI and any other property held by the Canadian Coal Trust on the redemption of Units of a Unitholder, it is intended that the Canadian Coal Trust will designate to that Unitholder any income or capital gain realized by the Canadian Coal Trust as a result of the distribution of those properties to the Unitholder. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Appendix A.

    It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. It is not expected that the securities of SCAI which may be distributed IN SPECIE to Unitholders in connection with a redemption be listed on any stock exchange and no market is expected to develop in securities of SCAI. Those securities of SCAI may be subject to an indefinite "hold period" or other resale restrictions under applicable securities laws. Securities of SCAI so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, depending upon the circumstances at the time. See "Certain Canadian Federal Income Tax Considerations" and "Certain
U.S. Federal Income Tax Considerations" in this Appendix A.

MEETINGS OF UNITHOLDERS

    Meetings of Unitholders will be required to be called and held annually, commencing no later than June 30, 2004, for, among other matters, the election of Trustees and the appointment of auditors of the Canadian Coal Trust. The Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Canadian Coal Trust only with respect to:

    - the election or removal of Trustees of the Canadian Coal Trust;

    - the election or removal of nominees of the Canadian Coal Trust to serve as directors of SCAI (except for filling casual vacancies);

    - the appointment or removal of the auditors of the Canadian Coal Trust;

    - the termination of the Canadian Coal Trust;

    - the approval of amendments to the Declaration of Trust (except as described below under "-- Amendments to Trust" in this Appendix A);

    - the exercise of certain voting rights attached to the securities of SCAI held by the Canadian Coal Trust and securities of the MetCoal Company held by SCAI (see below under "-- Exercise of Certain Voting Rights Attached to Securities of SCAI" in this Appendix A);

    - the exercise of any and all available remedies in the event of a default under the note indenture governing the SCAI Notes upon a request of at least 25% of the Unitholders;

    - the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Canadian Coal Trust;

    - the sale of all or substantially all of the assets of the Canadian Coal Trust; and

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
    - the dissolution of the Canadian Coal Trust prior to the end of its term.

    No other action taken by Unitholders or any other resolution of the Unitholders at any meeting shall in any way bind the Trustees.

    A resolution electing or removing nominees of the Canadian Coal Trust to serve as directors of SCAI and a resolution appointing or removing the Trustees or the auditors of the Canadian Coal Trust or appointing an inspector must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a Special Resolution.

    The Declaration of Trust provides that a meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the matters proposed to be transacted at the meeting.

    The Declaration of Trust provides that Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and that a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings, provided that in the case of a meeting called by the Trustees that is adjourned for lack of quorum, the quorum at the adjourned meeting shall be of those holders present in person or by proxy.

    The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

LIMITATION OF NON-RESIDENT OWNERSHIP

    In order for the Canadian Coal Trust to secure and maintain its status as a mutual fund trust under the Tax Act, the Canadian Coal Trust must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, in order to comply with those provisions, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units.

    The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents of Canada or that such a situation is imminent, the Trustees will direct the transfer agent to make a public announcement thereof and the transfer agent and registrar will not accept a subscription for Units from, or issue or register a transfer of Units to, a person unless the person provides a declaration in form and content satisfactory to the Trustees that he or she is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustees determine that a majority of the Units are beneficially held by non-residents of Canada, the Trustees may send a notice to non-resident beneficial holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may in their discretion consider equitable or appropriate, requiring them to sell their Units or a portion of their Units within a specified period of not less than 60 days. If the Unitholders receiving the notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence within that period that the holder is not a non-resident of Canada, the Declaration of Trust provides that Trustees may, on behalf of those Unitholders, sell those Units and, in the interim, will suspend the voting and distribution rights attached to those Units. Upon that sale, the affected holders will cease to be the holders of the Units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates representing those Units. The Declaration of Trust provides that the Trustees will have no liability for the amount received provided that they act in good faith.

AMENDMENTS TO TRUST

    The Declaration of Trust provides that it may be amended or altered from time to time by Special Resolution of the Unitholders.

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    The Declaration of Trust also provides that the Trustees may, without the approval of the Unitholders, amend the Declaration of Trust prior to the Date of Exchange and, in addition, make certain amendments to the Declaration of Trust, including amendments:

    - for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Canadian Coal Trust;

    - deemed necessary or advisable to ensure that the Canadian Coal Trust has not been established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act;

    - which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders;

    - to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders; and

    - which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

TERM OF TRUST

    The Canadian Coal Trust has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on December 16, 2002. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Canadian Coal Trust, the Trustees are obligated to commence to wind up the affairs of the Canadian Coal Trust so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Canadian Coal Trust, the Unitholders may by Special Resolution require the Trustees to commence to wind up the affairs of the Canadian Coal Trust.

    The Declaration of Trust provides that, upon being required to commence to wind up the affairs of the Canadian Coal Trust, the Trustees will give notice thereof to the Unitholders, which notice will designate the time or times at which Unitholders shall surrender their Units for cancellation and the date at which the register of Units will be closed. After the register is closed, the Declaration of Trust provides that the Trustees shall proceed to wind up the affairs of the Canadian Coal Trust as soon as may be reasonably practicable. Subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, the Declaration of Trust provides that the Trustees will cause the Canadian Coal Trust to fulfill or discharge the contracts of the Canadian Coal Trust, perform or cause the auditor to perform any final audit of the Canadian Coal Trust assets, cause the Canadian Coal Trust to collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Canadian Coal Trust assets (including, if applicable, the SCAI Shares and the SCAI Notes) to one or more persons in one transaction or a series of transactions at public or private sales for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate the Canadian Coal Trust. After requiring the Canadian Coal Trust to pay, retire, discharge or make provision for the payment, retirement or discharge of all known liabilities and obligations of the Canadian Coal Trust and to provide for indemnity against any other outstanding liabilities and obligations, the Declaration of Trust provides that the Trustees will distribute the remaining part of the proceeds of the sale of the SCAI Shares, SCAI Notes and other assets together with any cash forming part of the assets of the Canadian Coal Trust among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of the assets comprising the Canadian Coal Trust (including, if applicable, the SCAI Shares or SCAI Notes) by the date set for termination, the Declaration of Trust provides that the Trustees may distribute the remaining assets comprising the Canadian Coal Trust (including, if applicable, the SCAI Shares and SCAI Notes) IN SPECIE directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals.

    The Canadian Coal Trust may from time to time purchase Units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases

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may constitute an "issuer bid" under Canadian provincial securities legislation and if so must be conducted in accordance with the applicable requirements thereof.

TAKE-OVER BIDS

    The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and the offeror acquires not less than 90% of the outstanding Units (excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror), the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror. The Declaration of Trust provides that such Unitholders may demand payment of the fair value of their Units and have the fair value fixed by a court in a manner similar to that provided to shareholders under the CBCA.

EXERCISE OF CERTAIN VOTING RIGHTS ATTACHED TO SECURITIES OF SHERRITT COAL
  ACQUISITION INC.

    The Declaration of Trust provides that the Canadian Coal Trust shall not vote its SCAI Shares and SCAI Notes or permit (to the extent that it is within the Canadian Coal Trust's power as a shareholder of SCAI) SCAI to vote its MetCoal Common Shares and MetCoal Notes to authorize, among other things:

    - any material amendment to the articles of SCAI or the MetCoal Company to change the authorized share capital of those companies, in a manner which may be prejudicial to the Canadian Coal Trust;

    - any sale, lease or other disposition of all or substantially all of the assets of SCAI or the MetCoal Company, except in conjunction with an internal reorganization or a permitted charge, pledge or lien;

    - any amalgamation, arrangement, combination or other merger of SCAI or the MetCoal Company with any other entity, except in conjunction with an internal reorganization;

    - any material amendment to the SCAI Note Indenture other than in contemplation of a further issuance of SCAI Notes to the Canadian Coal Trust that are identical in all material respects to the SCAI Notes; or

    - the winding-up or dissolution of SCAI or the MetCoal Company prior to the end of the term of the Canadian Coal Trust,

without the authorization of the Unitholders by Special Resolution. See also "Share and Loan Capital of Sherritt Coal Acquisition Inc." in this Appendix A.

INFORMATION AND REPORTS

    The Canadian Coal Trust will furnish to Unitholders, in accordance with applicable securities laws, all consolidated financial statements of the Canadian Coal Trust (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

    Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information as is required by applicable law and by the Declaration of Trust to be provided to Unitholders.

    SCAI will undertake to provide the Canadian Coal Trust with:

    - a report of any material change in its affairs;

    - all quarterly and annual financial statements; and

    - management's discussion and analysis for the relevant period covered by each set of financial statements,

in each case, in the form and content that it would be required to file with the OSC if it were a reporting issuer under Ontario securities law and such other similar disclosure documents in the form and content that it would be required if it were a registrant to file with the SEC under U.S. securities laws, if applicable. All of such reports and statements will be provided to the Canadian Coal Trust in a timely manner so as to permit the Canadian Coal Trust to comply with the continuous disclosure requirements under applicable securities laws relating to the reporting of material changes in an issuer's affairs and the filing and delivery to shareholders of financial statements and management's discussion and analysis or similar disclosure.

    In addition, SCAI will undertake to the securities commission or other securities regulatory authority in each of the provinces and territories of Canada, following the Date of Exchange and for so long as the Canadian Coal Trust is a reporting issuer or registrant under U.S. securities laws, if applicable, under applicable securities laws, to:

    - to the extent that the Canadian Coal Trust does not issue a press release and file a material change report providing substantially equivalent disclosure, issue a press release and deliver to the Canadian Coal Trust for filing a material change report or similar disclosure document for U.S. purposes, if applicable, in respect of any material change in SCAI's affairs;

    - to the extent that the Canadian Coal Trust does not prepare consolidated financial statements including its results of operations, deliver to the Canadian Coal Trust quarterly unaudited and annual audited financial statements, accompanied by management's discussion and analysis for the relevant period covered by the financial statements, for filing with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada or to the SEC, if applicable, and for delivery to the Canadian Coal Trust's registered Unitholders and to beneficial Unitholders of the Canadian Coal Trust in accordance with applicable securities laws; and

    - provide to the Canadian Coal Trust all information which would be required to be included in an annual information form or similar disclosure document for U.S. purposes, if applicable, or any other report which would be required to be filed by SCAI if it were a reporting issuer under Ontario securities law or registrant under U.S. securities laws, if applicable, such press releases, material change reports, financial statements (including management's discussion and analysis for the relevant period covered by each set of financial statements), annual information forms and other reports, in each case, in the form and content that SCAI would be required to file with the OSC if it were a reporting issuer under Ontario securities law and such other similar disclosure documents in the form and content that it would be required if it were a registrant to file with the SEC under U.S. securities laws, if applicable. These quarterly unaudited and annual audited financial statements (including management's discussion and analysis for the relevant period covered by each set of financial statements) of SCAI will be delivered by the Canadian Coal Trust to its Unitholders concurrently with the financial statements of the Canadian Coal Trust for the corresponding period.

    The Canadian Coal Trust will undertake to the securities commission or other regulatory authority in each of the provinces and territories of Canada that, following the Date of Exchange and for so long as the Canadian Coal Trust is a reporting issuer under applicable securities laws or registrant under U.S. securities laws, if applicable, it will:

    - treat as if it were information of the Canadian Coal Trust all information received from SCAI which would be required to be included in an annual information form or any other report or similar disclosure document for U.S. purposes, if applicable, which would be required to be filed by SCAI if it were a reporting issuer in Ontario or registrant under U.S. securities laws, if applicable; and

    - file such information received from SCAI or distribute it as part of the Canadian Coal Trust's annual information form or other report or similar disclosure document for U.S. purposes, if applicable, to its registered Unitholders and to the beneficial unitholders of the Canadian Coal Trust in accordance with applicable securities laws.

UNITHOLDER LIABILITY PROTECTION MEASURES

    The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Canadian Coal Trust or its obligations and affairs, and in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the

Unitholder's share of the Canadian Coal Trust's assets. Pursuant to the Declaration of Trust, the Canadian Coal Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. The Declaration of Trust provides that the Trustees and the Canadian Coal Trust will make reasonable efforts to include a provision in all contracts signed by or on behalf of the Canadian Coal Trust to the effect that such obligation will not be binding upon the Trustees or Unitholders personally. Personal liability may also arise in respect of claims against the Canadian Coal Trust (to the extent that claims are not satisfied by the Canadian Coal Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

    Notwithstanding the terms of the Declaration of Trust, Unitholders, unlike shareholders of a corporation, do not currently have the benefit of statutory limited liability and may not be protected from liabilities of the Canadian Coal Trust to the same extent as a shareholder is protected from the liabilities of a corporation.

BOOK-ENTRY ONLY SYSTEM

    It is currently anticipated that the Units will be evidenced by physical unit certificates and that registration of interests in and transfers of the Units will not be made only through the book-entry system administered by CDS (the "Book-Entry Only System"). If in fact the Canadian Coal Trust uses the Book-Entry Only System, on the Date of Exchange, the Trustees would deliver to CDS one or more certificates evidencing the aggregate number of Units subscribed for under the Enhanced Offer. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS Depository Service (a "CDS Participant"). All rights of Unitholders would be exercised through, and all payments or other property to which such Unitholder is entitled would be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, the Unitholders would receive only the customary confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. References in this document to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

    The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) might be limited due to the lack of a physical certificate if the Book-Entry Only System is used.

    If the Book-Entry Only System is used, the Canadian Coal Trust will have the option to terminate registration of the Units through the Book-Entry Only System, in which case certificates for the Units in fully registered form would be issued to beneficial owners of such Units or their nominees.

LISTING OF UNITS

    THERE IS CURRENTLY NO MARKET THROUGH WHICH THE UNITS MAY BE SOLD AND HOLDERS OF UNITS MAY NOT BE ABLE TO RESELL UNITS ACQUIRED PURSUANT TO THIS ENHANCED OFFER.

    Sherritt has applied on behalf of the Canadian Coal Trust to list the Units for trading on the TSX. Listing will be subject to the Canadian Coal Trust fulfilling all the listing requirements of the TSX. The Units will not be listed on the NYSE.

                                EXCHANGE RIGHTS

GENERAL

    The purpose of the Exchange Rights is to allow Fording Shareholders to exchange their interest in Fording into an interest in the Canadian Coal Trust. Subject to the Maximum Exchange Rights Consideration described under Section 1 of the Enhanced Offer under the heading "The Enhanced Offer", on each Take Up and Pay Date, the Offeror will deliver Exchange Rights to Fording Shareholders who have deposited their Shares and elected to receive Exchange Rights. Except as otherwise provided below, each Exchange Right will entitle the holder to receive, after all required regulatory approvals are obtained, one Unit of the Canadian Coal Trust.

    The Offeror, Sherritt, the Canadian Coal Trust and the Exchange Agent will enter into an exchange rights agreement (the "Exchange Rights Agreement") setting forth, among other things, the attributes of the Exchange Rights, the manner to effect the exchange into Units and other responsibilities of the parties to the Exchange Rights Agreement.

TERMS OF THE EXCHANGE RIGHTS

    The following is a summary of the material attributes and characteristics of the Exchange Rights and the material terms of the Exchange Rights Agreement.

    RIGHT TO ACQUIRE A UNIT

    Each Exchange Right will entitle the holder thereof to receive from Sherritt, for no additional consideration, one Unit on the Date of Exchange. The Exchange will take place automatically on the Date of Exchange, without any action required by the holder of the Exchange Right. Prior to the Exchange, holders of Exchange Rights will have no rights as a security holder of the Canadian Coal Trust.

    RIGHTS IN SHERRITT

    Although the Exchange Rights are being issued by Sherritt, a holder of Exchange Rights will not have any rights of a shareholder or debtholder of Sherritt. In particular, a holder of Exchange Rights will not be entitled to vote at any meeting of shareholders of Sherritt and will not be entitled to any distributions made on any securities of Sherritt.

    ACCRUED DISTRIBUTIONS

    On the 10th business day following the Date of Exchange, the Canadian Coal Trust will pay to all Unitholders of record on the Date of Exchange, for each Unit held (net of applicable withholding taxes), a cash distribution, calculated from the first Take Up and Pay Date up to but excluding the Date of Exchange, in an amount accruing daily at a rate of $1.05 per calendar quarter per Unit.

    DATE OF EXCHANGE

    The Date of Exchange will be the fifth business day after the day on which the Canadian Coal Trust has received all required regulatory approvals for the Exchange to occur such that the Units will be issued as freely tradable securities in Canada and in the United States. Sherritt will issue a press release on the date on which all required regulatory approvals have been received that will indicate the day determined to be the Date of Exchange.

    COVENANTS

    Each of the Offeror, Sherritt and the Canadian Coal Trust will covenant to use all reasonable efforts:

    - to organize and establish the Canadian Coal Trust, SCAI and the MetCoal Company, substantially as described in this Appendix A as promptly as is reasonably practicable;

    - to obtain all required regulatory approvals to enable the exchange of the Exchange Rights for Units to occur such that the Units will be freely tradable in Canada and in the United States as promptly as is practicable;

    - to list the Units for trading on the TSX beginning on the Date of Exchange; and

    - to cause Fording and each successor thereto, including the MetCoal Company and the Successor Company (as defined below), as the case may be, to maintain its status as a reporting issuer not in default under the securities laws of each of the provinces and territories of Canada until the earlier of the Exchange Date or the occurrence of an Exchange Right Termination Event.

    Sherritt will covenant to use all reasonable efforts to maintain its status as a reporting issuer not in default under the securities laws in each of the provinces and territories of Canada until the earlier of the Exchange Date or the occurrence of an Exchange Right Termination Event.

    EXCHANGE RIGHT TERMINATION EVENT

    Where as a result of a change of law, rule, policy, regulation or practice, or a fact related to Fording that was not publicly disclosed by Fording: (i) it is no longer legally possible to comply with the covenants set forth in paragraphs (a) or (b) under the heading "Covenants" above, or (ii) Sherritt has received an opinion from a nationally recognized securities dealer that is independent of Sherritt, SCAI and the MetCoal Company, prepared under the supervision of a committee of the board of directors of Sherritt that is independent of management of Sherritt, that it would be materially adverse to the holders of Exchange Rights to receive Units on the Exchange as opposed to receiving common shares of the Successor Company (as defined below) as consideration on the repurchase of the Exchange Rights by Sherritt (an event described in (i) or (ii) being referred to as an "Exchange Right Termination Event"), then the covenants set forth in sections (a), (b) and (c) under the heading "Covenants" above shall immediately terminate.

    NON-OCCURRENCE OF THE DATE OF EXCHANGE, EXCHANGE RIGHT TERMINATION EVENT OR WIND UP OF SHERRITT

    In the event that (i) an Exchange Right Termination Event occurs; (ii) the Date of Exchange does not occur by September 30, 2003; or (iii) a binding determination is made to liquidate, dissolve or wind up Sherritt, Sherritt will repurchase, on a date that is not later than 30 days after such date (or in the case of the liquidation, dissolution or wind up of Sherritt, on a date prior to the liquidation, dissolution or wind up), all of the outstanding Exchange Rights for consideration that is comprised of one common share of the Successor Company (as defined below).

    The Offeror is not aware of anything that would prevent it, together with Sherritt and the Canadian Coal Trust, from acquiring the required regulatory approvals on or before September 30, 2003. The Offeror currently expects the Exchange Date will occur not later than April 30, 2003.

    In connection with the repurchase by Sherritt of the Exchange Rights as provided for herein, all of the outstanding SCAI Series A Notes and SCAI
Series B Notes will be converted into SCAI Shares, the Canadian Coal Trust will be wound up, the MetCoal Company and SCAI will be amalgamated to form the "Successor Company" and the Successor Company will apply to list its common shares on the TSX. Each of the Offeror, Sherritt and the Canadian Coal Trust will take such actions as are reasonably necessary to maintain the capital structure of the MetCoal Company and SCAI such that, in the event that the repurchase obligations of Sherritt provided for in this section arise, the shares of Successor Company can be delivered by Sherritt to the holders of Exchange Rights and will represent a common share interest that is substantially similar in corporate form and proportional rights (subject to the issue of any Exchange Rights to each of Luscar and CONSOL in connection with the anticipated acquisition of the Met Coal Assets) to the interest held in Fording by the Fording Shareholders who tendered their shares under the Enhanced Offer.

    MEETINGS OF EXCHANGE RIGHT HOLDERS

    Each Exchange Right will entitle the holder thereof to one vote at all meetings of holders of Exchange Rights. A meeting of holders of Exchange Rights may be convened on not less than 10 days' prior written notice by the Offeror, Sherritt, the Exchange Agent or by holders of Exchange Rights representing not less than 5% of the Exchange Rights outstanding. Holders of Exchange Rights may attend meetings in person or proxy and a proxyholder need not be a holder of an Exchange Right. One or more persons present in person or represented by proxy and representing in the aggregate at least 10% of the Exchange Rights outstanding will constitute a quorum for the transaction of business at all meetings, provided that in the case of a meeting called by the Offeror or Sherritt that is adjourned for lack of quorum, the quorum at the adjourned meeting shall be of those holders present or by proxy. Matters submitted to any meeting including any proposal to modify, alter or compromise any rights of the holders of Exchange Rights, shall be required to be approved by two-thirds of the holders of Exchange Rights at the meeting.

LIMITATION OF NON-RESIDENT OWNERSHIP

    In order for the Canadian Coal Trust to secure and maintain its status as a mutual fund trust under the Tax Act, the Canadian Coal Trust must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, in order to comply with those provisions, the Exchange Rights Agreement will provide that at no time may non-residents of Canada be the beneficial owners of a majority of the Exchange Rights.

    The board of directors of Sherritt will be entitled to require declarations as to the jurisdictions in which beneficial owners of Exchange Rights are resident. If the board of directors of Sherritt becomes aware that the beneficial owners of 49% of the Exchange Rights then outstanding are, or may be, non-residents of Canada or that such a situation is imminent the board of directors of Sherritt will direct the Exchange Agent to make a public announcement thereof and the Exchange Agent will not accept a subscription for Exchange Rights from, or issue or register a transfer of Exchange Rights to, a person unless the person provides a declaration in form and content satisfactory to the board of directors of Sherritt that he or she is not a non-resident of Canada. If, notwithstanding the foregoing, the board of directors of Sherritt determine that a majority of the Exchange Rights are beneficially held by non-residents of Canada, the board of directors of Sherritt may send a notice to non-resident beneficial holders of Exchange Rights, chosen in inverse order to the order of acquisition or registration or in such manner as the board of directors of Sherritt may in their discretion consider equitable or appropriate, requiring them to sell their Exchange Rights or a portion of their Exchange Rights within a specified period of not less than 60 days. If the holders of Exchange Rights receiving the notice have not sold the specified number of Exchange Rights or provided the board of directors of Sherritt with satisfactory evidence within that period that the holder is not a non-resident of Canada, the Exchange Rights Agreement will provide that the board of directors of Sherritt may, on behalf of those holders of Exchange Rights, sell those Exchange Rights. Upon that sale, the affected holders will cease to be the holders of the Exchange Rights and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates representing those Exchange Rights. The Exchange Rights Agreement will provide that the board of directors of Sherritt will have no liability for the amount received provided that they act in good faith.

LISTING

    The TSX has conditionally approved the listing of the Exchange Rights. The listing of the Exchange Rights is subject to Sherritt fulfilling all the listing requirements of the TSX on or before March 13, 2003.

EXCHANGE AGENT

    It is anticipated that the Exchange Agent for the Exchange Rights will be CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Toronto, Ontario.

             CONSOLIDATED CAPITALIZATION OF THE CANADIAN COAL TRUST

    The following table sets forth the consolidated capitalization of the Canadian Coal Trust as at December 16, 2002 and the Date of Exchange, both before and after giving effect to the Exchange.

                                                                                               After giving effect
                                                                         After giving effect     to the Exchange
                                                                           to the Exchange      (assuming maximum
                                                                          (assuming maximum        tender for
Designation                           Authorized    December 16, 2002     tender for cash)      Exchange Rights)
-----------                           ----------   -------------------   -------------------   -------------------
                                                                                   (millions of dollars)
Term debt(1)........................     N/A          $  --                    $  300.0              $  300.0
Series B Notes......................     N/A             --                       680.0                 252.0

Units(2)............................  Unlimited       $10 (1 unit)              1,155.5               1,690.5
                                                                               --------              --------
                                                                               $2,135.5              $2,242.5
                                                                               --------              --------

------------

(1) A commitment has been received by the Offeror from a Canadian chartered bank for a $100 million working capital facility. The Offeror has also received from a Canadian chartered bank an offer to provide a $425 million credit facility which will be used to refinance the bridge loan facility and the $100 million working capital facility. Both facilities bear interest at rates which are consistent with investment grade facilities of this type.

(2) Number of outstanding Units is 33.6 million Units under the maximum tender for cash scenario and 48.3 million Units under the maximum tender for Exchange Rights scenario, and includes 5.9 million Units issued in connection with the Met Coal Assets purchase.

            SHARE AND LOAN CAPITAL OF SHERRITT COAL ACQUISITION INC.

    On the Date of Exchange, the authorized share capital of SCAI will consist of an unlimited number of common shares (the "SCAI Shares"). On the Date of Exchange, the Canadian Coal Trust will hold a portion of the outstanding SCAI Shares and the Partnership will hold the remaining portion of the outstanding SCAI Shares.

    Depending on the number of Shares tendered for Exchange Rights, the SCAI Shares held by the Canadian Coal Trust will represent between 57.6% and 84.3% of the SCAI Shares after the Date of Exchange but before the Luscar Put. See "Funding, Acquisition and Related Transactions -- Acquisition of SCAI Securities" in this Appendix A.

DISTRIBUTION POLICY

    Prior to the Date of Exchange, the board of directors of SCAI will adopt a policy to distribute, subject to applicable law and compliance with its contractual obligations, by way of quarterly dividends on its SCAI Shares or other distributions on its securities, all of the distributions it receives as holder of all the outstanding MetCoal Common Shares and MetCoal Notes from the MetCoal Company, less any deductions for administrative and other expenses, including costs and expenses incurred under the Management Agreement. Consolidated distributable cash will consist of all available consolidated cash and cash equivalents on hand on the last day of each quarter, less amounts required for the following:

    - satisfaction of its debt service obligations, if any;

    - satisfaction of its interest (including interest on the SCAI Notes) and other expense obligations;

    - making any principal repayments in respect of the SCAI Notes considered advisable by the board of directors of SCAI, with the consent of the holders of the series of SCAI Notes being repaid; and

    - making provision for reasonable reserves as considered appropriate by the board of directors of SCAI from time to time.

SCAI SHARES

    The following is a description of the terms and conditions to be attached to the SCAI Shares.

    Each SCAI Share will entitle the holder thereof to receive notice of and to attend all meetings of shareholders of SCAI. Each SCAI Share will entitle the holder thereof to one vote per share at such meetings (other than meetings of another class or series of shares of SCAI).

    The SCAI Shares will entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the SCAI Shares. In the event of the liquidation, dissolution or winding up of SCAI or other distribution of its assets among its shareholders, holders of the SCAI Shares, after payment of or other proper provision for all of the liabilities of SCAI, will be entitled to share ratably in all remaining assets of SCAI.

SCAI NOTES AND SUBORDINATION

    The following is a summary of the material attributes and characteristics of the SCAI Series A Notes and SCAI Series B Notes (collectively, the "SCAI Notes") which will be issued under the SCAI Note Indenture.

    The SCAI Notes authorized will be unlimited and will mature 15 years after the Date of Exchange subject to prepayment from time to time as considered advisable by the board of directors of SCAI, with the consent of the holders of the SCAI Notes by Extraordinary Resolution. The initial 15 year term of the SCAI Notes will be subject to extension for two additional successive terms of five years each, with the consent of the Canadian Coal Trust and the holders of the SCAI Notes by Extraordinary Resolution.

    The SCAI Notes will be issuable only as fully registered in minimum denominations of $100 or integral multiples thereof.

    INTEREST

    The interest rate on the SCAI Notes will be determined based on a recommendation from a qualified investment bank and is expected to be approximately 15% per annum, calculated and payable quarterly in arrears on or prior to the fifth last business day of the first month of the following quarter. The first interest payment in respect of the period from the first Take Up and Pay Date up to but excluding the Date of Exchange will be payable on or prior to the fifth business day after the Date of Exchange. It is anticipated that following the Date of Exchange, the interest payment in respect of the period from the Date of Exchange until the end of the quarter in which the Date of Exchange occurs will be payable on or prior to the fifth last business day of the month following the end of the quarter in which the Date of Exchange occurs. The interest and principal on the SCAI Notes will be payable in lawful money of Canada.

    SUBORDINATION

    Cash interest payments on the SCAI Series B Notes in each quarter will be subordinated to cash interest payments on the SCAI Series A Notes until the end of the fourth full quarter of 2003. On each quarterly interest payment date during that period, if the pro-rata amount of cash available to SCAI for the payment of interest on the SCAI Series A Notes but for the subordination provision (as distinct from the pro-rata amount of cash available to SCAI for the payment of interest on the SCAI Series B Notes but for the subordination provision) would be less than an amount equal to $1.05 times the number of Units outstanding on the Date of Exchange (the difference being the "Unit Distribution Deficiency"), then an amount of interest on the SCAI Series B Notes equal to the least of:

    - the amount of cash which otherwise would have been paid by SCAI as interest on the Series B Notes on that interest payment date but for the subordination provision;

    - the amount of the Unit Distribution Deficiency; and

    - $11.25 million,

will not be payable on the SCAI Series B Notes and will instead be payable in cash on that interest payment date as interest on the SCAI Series A Notes.

    PAYMENT UPON MATURITY

    On maturity, SCAI will be required to repay the indebtedness represented by the SCAI Notes by paying to the trustee in respect of the SCAI Notes, on behalf of the holders, an amount equal to the principal amount of the outstanding SCAI Notes, together with accrued and unpaid interest thereon. SCAI may at its option repay all or a part of the outstanding principal amount in kind by issuing SCAI Shares with a fair market value at the time of repayment equal to that principal amount.

    REDEMPTION

    From time to time, the board of directors of SCAI will review the status of SCAI's assets and the economic condition relating to the business and the industry within which it operates. If this review, in the opinion of the board of directors of SCAI, indicates that it is unlikely that the indebtedness of SCAI evidenced by the SCAI Notes could be refinanced on the same terms and conditions upon maturity of such notes, then SCAI may, subject to: (i) the consent of the Canadian Coal Trust and the holders of the SCAI Notes by Extraordinary Resolution; (ii) the subordination provisions applicable to the SCAI Notes; and (iii) the terms of any indebtedness of SCAI which is senior to the SCAI Notes, commence principal repayments on the SCAI Notes so that, in the opinion of the board of directors of SCAI, the SCAI Notes are expected to be fully repaid upon maturity. In that event, the available cash of SCAI will be utilized to the extent required to fund such repayments in lieu of or in addition to dividends on the SCAI Shares. In addition, if SCAI has available cash, but is prohibited from declaring or paying a dividend or reducing its stated capital under applicable corporate laws, subject to the subordination provisions applicable to the SCAI Notes, the board of directors of SCAI may make principal repayments on the SCAI Notes to the extent of such available cash. Except as set out above, the SCAI Notes will not be redeemable at the option of SCAI or by the holders thereof prior to maturity.

    RANKING

    The SCAI Notes will be unsecured debt obligations of SCAI and will be subordinate in right of payment to other indebtedness of SCAI (directly or by guarantee) for borrowed money or performance bonds, to personal property leases and other secured financings and to certain other obligations that SCAI may designate from time to time and rank PARI PASSU with all other direct unsecured indebtedness and other liabilities of SCAI which do not by their terms rank either senior or junior to the SCAI Notes. Pursuant to the terms of the SCAI
Note Indenture, the trustee in respect of the SCAI Notes may enter into subordination agreements with the holders of certain senior debt of SCAI under which the trustee in respect of the SCAI Notes on behalf of the holders of SCAI Notes, may agree directly with a holder of senior debt of SCAI as to subordination terms of the SCAI Notes.

    In addition, the SCAI Series A Notes and SCAI Series B Notes will be subject to any security interest granted by the Canadian Coal Trust or the Partnership, respectively, in the SCAI Series A Notes and SCAI Series B Notes in favour of holders of indebtedness (whether direct or guaranteed) of the Canadian Coal Trust or the Partnership, respectively.

    DEFAULT

    The SCAI Note Indenture provides that any of the following shall constitute an Event of Default (as defined in the SCAI Note Indenture):

    - default in payment of the principal of the SCAI Notes when due;

    - the failure to pay the interest obligations of the SCAI Notes when due, for a period of 90 days;

    - acceleration on any indebtedness of SCAI exceeding $10 million;

    - a judgment or order for the payment of money in excess of $10 million is rendered against SCAI and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay is not in effect;

    - certain events of winding up, liquidation, bankruptcy, insolvency or receivership;

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    - the seizing by an encumbrancer of all or substantially all of the property of SCAI;

    - SCAI ceasing to generally carry on business in the ordinary course; or

    - default in the observance or performance of any other covenant or condition of the SCAI Note Indenture and the continuance of such default for a period of 90 days after notice in writing has been given by the trustee in respect of the SCAI Notes to SCAI specifying the default and requiring SCAI to rectify the default.

    The SCAI Note Indenture also provides that the trustee in respect of the SCAI Notes shall not take steps or actions with respect to an Event of Default without the prior consent of holders of SCAI Notes which hold, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding SCAI Series A Notes and at least 25% of the aggregate principal amount of the outstanding SCAI Series B Notes. Certain other provisions under the SCAI Note Indenture require the prior consent or authorization of holders of SCAI Notes which hold, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding SCAI Series A Notes and at least 25% of the aggregate principal amount of the outstanding SCAI Series B Notes. The ability of the holders of the SCAI Notes to exercise any rights and remedies after the occurrence of an Event of Default will also be subject to the terms of any subordination agreement entered into with the holders of any senior debt of SCAI.

CONVERSION AGREEMENT

    Prior to the Date of Exchange, the Canadian Coal Trust and the Partnership will enter into a conversion agreement (the "Conversion Agreement"). The Conversion Agreement will grant the Partnership the right to require the Canadian Coal Trust to acquire all or any portion of the SCAI Shares and SCAI Series B Notes held by the Partnership in exchange for issuing to the Partnership a number of Units equal to the number of SCAI Shares being exchanged by the Partnership. In any exchange pursuant to the Conversion Agreement, the proportion of SCAI Shares to SCAI Series B Notes being exchanged must be equal to the proportion of SCAI Shares to SCAI Series B Notes not being exchanged, except if all remaining securities of SCAI held by the Partnership are being exchanged.

    The Partnership will be granted registration rights, including the right to require the Canadian Coal Trust to file a prospectus and take such other steps as may be necessary to facilitate a public offering of Units, pursuant to the terms and conditions of the Conversion Agreement. Rights under the Conversion Agreement may be assigned by the Partnership in whole or in part in connection with a transfer of its SCAI Shares and SCAI Series B Notes.

    Pursuant to the Conversion Agreement, no conversion rights will be exercised until the end of the fourth full quarter of 2003. However, if any person acquires 20% or more (calculated without giving effect to any redemptions of Units) of the outstanding Units, the Partnership will have the right to immediately convert SCAI Shares and SCAI Series B Notes for Units in accordance with the Conversion Agreement and participate in any take-over bid for Units (including exchanging on the condition that the take-over bid is successfully completed).

SHAREHOLDERS AGREEMENT

    Prior to the Date of Exchange, the Canadian Coal Trust, the Partnership and SCAI will enter into a shareholders agreement (the "Shareholders Agreement").

    DIRECTORS. The Shareholders Agreement will provide that the board of directors of SCAI will be comprised of nine directors. The Canadian Coal Trust will have the right to nominate for election at least five directors of SCAI and it is intended that the Canadian Coal Trust will nominate for election directors of SCAI from among the Trustees of the Canadian Coal Trust. Initially, the remaining four directors of SCAI will be nominated for election by the Partnership. So long as the Partnership holds at least 15% of the SCAI Shares, the Partnership will be entitled to nominate for election four directors of SCAI and the Canadian Coal Trust will be entitled to nominate for election the remaining five directors of SCAI. If the Partnership holds less than 15% of SCAI Shares, the Canadian Coal Trust will be entitled to nominate for election nine directors of SCAI and the Partnership will have no entitlement to nominate for election directors of SCAI. Under the terms of the

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Shareholders Agreement, all shareholders of SCAI will be required to elect each others' nominees for election as directors.

    SCAI SHARES. The Shareholders Agreement will provide that the Partnership may transfer or pledge its SCAI Shares and SCAI Series B Notes to any person provided that the person agrees to be bound by the Shareholders Agreement, subject to (i) restrictions on transfer contained in the Shareholders Agreement, and (ii) the requirement that security interests may be granted only over SCAI Shares and SCAI Series B Notes in a proportion which is the same as the proportion of SCAI Shares to SCAI Series B Notes currently held by the Partnership. Without the approval of shareholders holding at least an 85% interest in SCAI, each shareholder of SCAI is prohibited from transferring any SCAI Shares or SCAI Notes it owns without the consent of the Partnership.

    The Shareholders Agreement will also provide that no shareholder of SCAI will be permitted to transfer any SCAI Shares unless those shares are accompanied by SCAI Notes such that the proportion of SCAI Shares to SCAI Notes is the same as the proportion of SCAI Shares to SCAI Notes currently held by the shareholder, except with the unanimous consent of all holders of shares of that class.

    PRE-EMPTIVE RIGHTS. The Shareholders Agreement will also provide that all shareholders of SCAI will have pre-emptive rights to purchase SCAI Shares and SCAI Notes to maintain their pro rata ownership of SCAI in the event that SCAI decides to issue SCAI Shares or SCAI Notes, subject to certain exceptions. Any shareholder of SCAI exercising this right will be entitled to participate in the issuance of SCAI Shares or SCAI Notes by SCAI at the most favourable price and on the most favourable terms as such securities are to be offered to a third party. Notwithstanding the foregoing, shareholders of SCAI shall only be entitled to purchase SCAI Shares and SCAI Notes in the same proportion of SCAI Shares to SCAI Notes as they hold at that time.

    SHAREHOLDER APPROVAL FOR CERTAIN MATTERS. The Shareholders Agreement will provide that none of SCAI or any of its subsidiaries can take certain actions without the prior approval of holders of at least 85% of the SCAI Shares, including: (i) amalgamating or merging SCAI with any other person or initiating a plan of arrangement or other comparable corporate reorganization;
(ii) disposing of all or a material portion of its assets; (iii) completing an acquisition or joint venture where the purchase price or commitment exceeds
$50 million or where the purchase price and commitments for all such transactions in any twelve month period exceeds $150 million; (iv) making any capital expenditures in excess of $20 million in any twelve month period, excluding any sustaining capital expenditures (as determined by the board of directors); (v) incurring any indebtedness, other than replacement of existing indebtedness, in excess of $50 million; (vi) issuing SCAI Shares or SCAI Notes, or any equity or indebtedness of subsidiaries of SCAI, with a combined fair value in excess of $100 million in any twelve month period; (vii) amending the articles of SCAI; (viii) liquidating or dissolving SCAI; and (ix) redeeming or purchasing any securities of SCAI, except to the extent that such redemption or purchase occurs on a pro rata basis for all securities of SCAI with similar attributes.

                 SHARE AND LOAN CAPITAL OF THE METCOAL COMPANY

    On the Date of Exchange, the authorized share capital of the MetCoal Company will consist of an unlimited number of MetCoal Common Shares. The MetCoal Company will also issue MetCoal Notes pursuant to the MetCoal Note Indenture which will have terms and conditions comparable to the SCAI Notes. On the Date of Exchange, SCAI will hold all of the MetCoal Common Shares and all of the MetCoal Notes.

DISTRIBUTION POLICY

    The board of directors of the MetCoal Company will adopt a policy to distribute, subject to applicable law and compliance with its contractual obligations, by way of quarterly dividends on its MetCoal Common Shares or other distributions on its securities, all of its consolidated distributable cash.

    Consolidated distributable cash will consist of all available consolidated cash and cash equivalents on hand on the last day of each quarter, less amounts required for the following:

    - satisfaction of its debt service obligations, if any;

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    - satisfaction of its interest (including interest on the MetCoal Notes) and other expense obligations, including costs and expense incurred in connection with the Management Agreement;

    - making any principal repayments in respect of the MetCoal Notes considered advisable by the board of directors of the MetCoal Company, with the consent of SCAI; and

    - making provision for sustaining capital expenditures, reasonable working capital and other reserves as considered appropriate by the board of directors of the MetCoal Company from time to time.

    For additional detail regarding capital expenditures, see "Overview of the MetCoal Company -- Capital Expenditures" in this Appendix A.

                                  RISK FACTORS

RISKS RELATED TO THE METCOAL COMPANY'S BUSINESS AND INDUSTRY

    A SIGNIFICANT REDUCTION IN PURCHASES BY THE METCOAL COMPANY'S LARGEST CUSTOMERS COULD ADVERSELY AFFECT THE METCOAL COMPANY'S REVENUES

    The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have had long-standing relationships with their suppliers. A loss of, or a significant reduction in, purchases by any of its largest customers could adversely affect the MetCoal Company's revenues.

    Some of the MetCoal Company's coal supply contracts with its key customers may allow the customers to terminate the contracts under a number of circumstances including its failure to perform its obligations under the contract. In addition, these contracts may allow customers to temporarily suspend or terminate the contract as a result of specified events beyond the control of the affected party. In addition, these customers may choose not to extend their existing contracts or not to enter into new contracts. If that happens, the MetCoal Company could be affected adversely to the extent that it is unable to find other customers to purchase coal at the same level of profitability.

    THERE HAS BEEN SUBSTANTIAL CYCLICALITY IN THE COAL BUSINESS IN THE PAST AND THE OFFEROR EXPECTS THAT THIS CYCLICALITY WILL CONTINUE

    There have been substantial price fluctuations in the coal business in the past and the Offeror expects that such fluctuations will continue. The export markets of the MetCoal Company will include customers in Japan, Korea, other Pacific Rim countries and South American countries, all of which are countries that have experienced recent economic slowdowns. Metallurgical coal markets are cyclical and characterized by: (i) periods of increased or excess supply resulting from an expansion of production designated for export sales, more efficient mining techniques or other factors; and (ii) periods of decreased or insufficient demand resulting from weak general economic conditions, reduced production by customers or other factors. In addition, an increase in the use of substitutes for steel (such as aluminum, composites or plastics) or steel-making technologies that use less or no metallurgical coal (such as pulverized coal injection or electric arc furnaces) could reduce demand for metallurgical coal and adversely impact prices. These circumstances could result in downward pressure on metallurgical coal prices or demand, which would reduce the MetCoal Company's revenues and profitability. Metallurgical coal prices may not remain at current levels. A slowdown in economic growth may significantly reduce the price and the demand for metallurgical coal. Any prolonged or severe weakness in metallurgical coal prices or demand by foreign steel industries would reduce the MetCoal Company's revenues and profitability and could cause the MetCoal Company to reduce its output or, possibly, close one or more of its mines, all of which would reduce its cash flow from operations.

    For example, the recent economic slowdown in the Pacific Rim resulted in reduced steel production in the region at a time when additional coal supplies had become available. These events resulted in four consecutive years of metallurgical coal price decreases totalling just under 30% from 1997 to 2000. The Offeror is aware that the impact of these events on Luscar and Fording was lower realized coal prices.

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    THE METCOAL COMPANY MAY NOT BE ABLE TO ACQUIRE, RETAIN AND DEVELOP COAL
    RESERVES

    The MetCoal Company's ability to supply coal to its customers will depend on its ability to retain and exploit its coal reserves in an economic fashion. Any defect in its rights to mine any of its coal reserves could adversely affect its ability to mine these reserves and to supply its customers. In addition, the MetCoal Company will often need to obtain land access rights from third parties to mine its coal reserves. The acquisition of these rights could increase its costs. The failure to acquire these rights could prevent the MetCoal Company from mining the particular coal reserves. If the MetCoal Company is not successful in obtaining coal rights and sustaining its coal reserves, the Offeror believes its future revenues and potential growth will be adversely affected. A component of its business strategy will be to acquire and develop new coal reserves.

    Some of the MetCoal Company's properties will contain non-reserve coal. Properties are referred to as having non-reserve coal, as opposed to coal reserves, when the feasibility of mining the coal on that property has not been economically evaluated or if, based on such an evaluation, it has been concluded that the coal cannot be economically mined based on current technology and market conditions. If any or all of its non-reserve coal cannot be economically mined, the MetCoal Company may need to seek new non-reserve coal or reserves for development or other alternatives to support its growth strategy.

    In addition, the MetCoal Company may be limited by its capital resources from further developing its existing coal reserves and non-reserve coal, finding and developing new non-reserve coal that can be economically mined or acquiring new coal mines, reserves and non-reserve coal.

    THE METCOAL COMPANY CANNOT BE CERTAIN OF THE TRUE EXTENT OF ITS COAL RESERVES BECAUSE THEY ARE BASED ON ESTIMATES OF ECONOMICALLY RECOVERABLE COAL

    The MetCoal Company's stated coal reserves are based on estimates. Estimates of coal reserves and future net cash flows derivable from them may differ from actual results, depending on a number of variables and assumptions, which include:

    - historical coal recovery from an area compared with coal recovery from other areas;

    - coal seam thickness and the amount of rock and soil overlying the coal deposit;

    - availability of labour, equipment, and services required to mine and deliver coal to its customers;

    - effects of legislation and regulations; and

    - future coal prices, operating costs, development and reclamation costs.

    For these reasons: (i) estimates of economically recoverable quantities of coal; (ii) classifications of reserves based on probability of recovery; and
(iii) estimates of future net cash flows expected from reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserves and revenues, mining costs and capital expenditures related to such tonnage may be materially different from estimates, which may adversely affect its operating results.

    THE METCOAL COMPANY MAY NOT ACHIEVE THE SYNERGIES IT EXPECTS TO ACHIEVE AS A RESULT OF THE TRANSACTIONS CONTEMPLATED BY THE ENHANCED OFFER

    The MetCoal Company may not achieve the operating synergies it currently expects to achieve from the combination of the metallurgical coal assets of Fording and the Met Coal Assets. This may, in part, result from unexpected difficulty or delay in obtaining regulatory or third party approvals to the transfer of the metallurgical coal assets of Fording or the Met Coal Assets to the MetCoal Company including the settlement of definitive documentation with Luscar and CONSOL to complete the acquisition of the Met Coal Assets. Reduced synergies could also result from unexpected difficulties in integrating the workforce, management and culture of Fording and operations from the Met Coal Assets. Even if achieved, the integration of these businesses could involve significantly more expense and management attention than currently anticipated. The Luscar mine is subject to the Luscar Put. Luscar and CONSOL may not exercise the Luscar Put, in which case the Luscar mine would not be conveyed. This would further reduce the synergies possible as a result of the transactions contemplated in the Enhanced Offer. If substantially fewer synergies are achieved than are currently expected,

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the distributable cash flow of the MetCoal Company could be reduced significantly. Even if achieved, these synergies may take longer to be achieved than currently anticipated.

    FAILURE TO OBTAIN CERTAIN REGULATORY AND THIRD PARTY CONSENTS AND APPROVALS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE METCOAL COMPANY

    Certain agreements to which Fording is a party may require regulatory and third party approvals to be obtained prior to effecting certain of the transactions described herein. The Offeror believes such agreements include the arrangement agreement pursuant to which Fording and certain operating subsidiaries of Canadian Pacific Limited were spun off into separate public companies, the agreement between Fording Coal Limited and Canadian Pacific Railway Company dated April 1, 2001, the Genesee Coal Mine Operating Agreement between the City of Edmonton and Fording Coal Limited made as of August 7, 1980, the Genesee Coal Mine Joint Venture Agreement between the City of Edmonton and Fording Coal Limited made as of August 7, 1980 and certain coal sales agreements and foreign exchange forward contracts to which Fording is a party. A failure or delay in obtaining these required regulatory and third party approvals may adversely affect the MetCoal Company's ability to effect the transactions described herein with respect to Fording.

    NEW CREDIT FACILITIES MAY RESTRICT THE METCOAL COMPANY'S ABILITY TO TAKE CERTAIN ACTIONS

    It is anticipated that the MetCoal Company will enter into credit facilities and other agreements in respect of indebtedness from time to time that contain covenants that may require it to meet certain financial tests and that will restrict, among other things, its ability to incur additional debt, dispose of assets or pay dividends or interest in certain circumstances. These restrictions may preclude it from making distributions on the MetCoal Common Shares or the MetCoal Notes. If the MetCoal Company is precluded from making distributions on the MetCoal Common Shares or the MetCoal Notes, the Canadian Coal Trust's ability to make cash distributions to Unitholders could be materially and adversely affected.

    In addition, it is anticipated that the MetCoal Company's initial debt facilities will have a term of approximately one year. There can be no assurance that the MetCoal Company will be able to extend or refinance its debt facilities on comparable terms, or at all, when those facilities mature.

    GOVERNMENT REGULATIONS COULD INCREASE ITS COSTS OF DOING BUSINESS

    The MetCoal Company will be subject to extensive mining, environmental and health and safety laws and regulations, including those relating to:

    - conflicts with other land users such as recreational, agricultural, forestry, and oil and gas users;

    - employee health and safety;

    - mining and other permit and license requirements;

    - the protection of the environment, including air quality, water pollution and other discharges of materials into the environment, groundwater quality and availability, plant and wildlife protection, and reclamation and restoration of mining properties; and

    - land use fees and royalties.

    Numerous government permits, licences and other approvals are required for mining. The MetCoal Company may be required to prepare and present to government authorities data pertaining to the impact that any proposed exploration or production of coal may have on the environment, as well as efficient resource utilization, multiple land use issues and other factors its operations may influence. The process for obtaining environmental approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Furthermore, changes in legislation, regulations or their enforcement may materially adversely affect its mining operations or its costs. The MetCoal Company could experience difficulty and significantly increased costs to meet new or amended environmental legislation, to obtain approvals or to comply with the conditions imposed in new or revised approvals.

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    The MetCoal Company's failure to comply with legislation and regulations could subject it to significant liabilities, including fines, other penalties and clean-up orders or could require the MetCoal Company to reduce production.

    GLOBAL WARMING CONCERNS AND THE KYOTO PROTOCOL MAY DISCOURAGE OR RESTRICT THE METCOAL COMPANY'S CUSTOMERS' USE OF COAL

    Public and government concern is growing over the increase in concentration of greenhouse gases in the atmosphere. The burning of fossil fuels, including coal, emits carbon dioxide, a greenhouse gas that is considered by some to contribute to global warming. Legislation may be enacted that restricts the burning of coal or may cause coal consumers to control the emission through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change and the subsequent implementation protocol, known as the Kyoto Protocol, that was adopted in 1997, has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. Many other countries who are parties to this convention and the Kyoto Protocol have stated similar intentions to limit greenhouse gas emissions. The Kyoto Protocol will come into effect 90 days after ratification by at least 55 countries accounting for at least 55% of total greenhouse gas emissions. The Government of Canada ratified the Kyoto Protocol on December 10, 2002. Widespread adoption of the Kyoto Protocol, could significantly limit the use of coal and adversely affect the MetCoal Company's revenues and net income. Further, reduction of coal use by the customers of the MetCoal Company, and any restrictions on the burning of coal, will negatively impact the MetCoal Company's ability to extend existing contracts or to grow through new coal sales.

    COAL MINING IS SUBJECT TO INHERENT RISKS AND IS DEPENDENT UPON MANY FACTORS AND CONDITIONS BEYOND ITS CONTROL, WHICH MAY ADVERSELY AFFECT ITS PRODUCTIVITY AND ITS FINANCIAL POSITION

    Coal mining is subject to inherent risks and is dependent upon a number of conditions beyond the MetCoal Company's control which can affect its costs at particular mines, including the delivery of coal. These risks and conditions include:

    - inclement weather conditions;

    - unexpected equipment or maintenance problems;

    - variations in geological conditions;

    - natural disasters;

    - environmental hazards;

    - industrial accidents;

    - explosions caused by the ignition of coal dust or other explosive materials at its mine sites; and

    - fires caused by the spontaneous combustion of coal.

    These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. Insurance coverage may not be available or sufficient to fully cover claims which may arise from the above conditions. In the past, some of the Met Coal Assets have been adversely affected by conditions which were not covered by insurance. Any of these risks or conditions could have a negative impact on the cash available from the MetCoal Company's operations and its financial position.

    WORK STOPPAGES OR OTHER LABOUR DISRUPTIONS AT THE METCOAL COMPANY'S OPERATIONS OR THOSE OF ITS KEY CUSTOMERS OR SERVICE PROVIDERS COULD HAVE AN ADVERSE EFFECT ON ITS PROFITABILITY AND FINANCIAL CONDITION

    Most of the MetCoal Company's mining operations will be unionized. The MetCoal Company will be subject to the risk of work stoppages as the result of a strike or lockout. Any work stoppage could have a material adverse effect on its financial condition and results of operations.

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    In addition, any work stoppage or labour disruption at any of its key customers or service providers could impede its ability to supply coal, to receive critical equipment and supplies for its mining operations or to collect payment from customers encountering labour disruptions. This may increase its costs or impede its ability to operate one or more of its mining operations.

    COMPETITION COULD PUT DOWNWARD PRESSURE ON COAL PRICES, REDUCING ITS PROFITABILITY, OR COULD CAUSE THE METCOAL COMPANY TO LOSE CUSTOMERS

    The coal industry is highly competitive, typically with numerous producers competing in each coal consuming region of the international export market. The MetCoal Company will compete with large and small producers in certain regions. Because of significant consolidation in the coal industry over the past few years, some of its competitors have significantly increased their scale and have a greater ability to influence pricing and be long-term suppliers of competitively priced coals. In addition, many of its competitors have significantly greater financial resources than the MetCoal Company will have, which may allow them to compete more effectively than the MetCoal Company will be able to. Competitive factors could put downward pressure on coal prices or result in the loss of customers.

    CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT THE METCOAL COMPANY'S FINANCIAL CONDITION

    The MetCoal Company will incur costs and expenses primarily in Canadian dollars; however, substantially all of its revenue from metallurgical coal sales is denominated in United States dollars. If the Canadian dollar gains value against the United States dollar while other factors remain constant, the MetCoal Company will see a relative decrease in revenue and its cash flow will be diminished. Adverse changes in the United States dollar/ Canadian dollar exchange rate could make some of its mines uneconomic to operate and could make it necessary for the MetCoal Company to close them. Any such mine closures and the resulting closure costs would reduce its cash flow from operations.

    If the MetCoal Company's competitors' currencies decline against the Canadian and United States dollars, their competitive position in the marketplace may allow them to offer lower prices to their customers. Furthermore, if the currencies of the Canadian Coal Trust's overseas customers were to significantly decline in value in comparison to the United States dollar, those customers may seek decreased prices for the coal the MetCoal Company will sell to them. Both of these factors could reduce its profitability or result in a loss of coal sales.

    THE METCOAL COMPANY'S ABILITY TO SELL COAL DEPENDS ON TRANSPORTATION BEING AVAILABLE AND AFFORDABLE

    The MetCoal Company will depend on rail and ship transportation to deliver coal to its distant customers. For most of its coal sales, the MetCoal Company will pay for rail haulage of coal to the west coast of Canada and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying coal to these customers. Any increase in the costs of transporting its coal, whether borne by the MetCoal Company or its customers, could adversely affect its competitive position in specific market regions and its profitability from sales in that region. Disruption of rail and port services could impair its ability to supply coal to its customers thereby resulting in lost sales and reduced profitability. The MetCoal Company's mines will be dependent upon third party rail carriers for delivery of coal.

    ADVERSE ENVIRONMENTAL IMPACT FROM COAL MINING AND COAL USE MAY LEAD TO INCREASED COSTS TO THE METCOAL COMPANY AND ITS CUSTOMERS

    Coal contains elements including sulphur, mercury, arsenic, nitrogen, cadmium, uranium and selenium. Depending on the concentration of these elements, their release into the environment through the mining process or through the consumption of coal may have an adverse impact on the environment. The unauthorized release of regulated materials on or from properties owned, leased, occupied or used by the MetCoal Company could result in penalties, including potentially significant fines, and governmental orders requiring the investigation, control and remediation of these releases. The release of these materials could have a material adverse effect on its ability to continue mine operations or to sell its interest in its property or could lead to claims by third parties. Its customers will be subject to similar regulations. In addition, environmental

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regulations may restrict its customers' ability to burn coal. As a result, such customers may reduce their use of coal or need to invest in costly emission control technologies.

    Coal mines may harm the environment by contaminating waterways, polluting ground water and creating unwanted dust or noise. Significant sanctions could result from any of these events. Insurance against environmental liability is generally not available within the coal industry. The cost to control or remediate emissions and disturbances or the sanctions imposed as a result of them may reduce the MetCoal Company's profitability or require it to reduce its coal production.

    RECLAMATION AND MINE CLOSURE COSTS COULD ADVERSELY AFFECT THE METCOAL COMPANY'S CASH FLOW FROM OPERATIONS

    Luscar and Fording have accrued for the estimated costs of reclamation and mine closing. The accrual for these costs is based upon government regulations in effect at the time, its estimates of these costs, the timing of reclamation and mine closure procedures. Changes in government regulations, cash costs or timing of reclamation or mine closure procedures could result in adjustments to its estimates. As a result, the accruals may need to be increased, reducing its earnings. Actual cash costs may be greater than the estimated costs to complete reclamation and mine closing procedures, which would negatively impact the results of the MetCoal Company's operations.

    In addition, the MetCoal Company will be required to provide financial security to provincial authorities covering future reclamation costs. These financial security requirements arise out of their obligation under provincial mining and environmental legislation to reclaim lands that they disturb during mining. The form of the security must be acceptable to the provincial government. The MetCoal Company may be unable to obtain adequate financial security in the future or may be required to replace existing security with more expensive forms of security, which might include cash deposits, which would reduce its cash available for operations. If governmental regulations change in a manner that significantly increases the costs associated with reclamation and mine closure, it could materially reduce its results of operations and make further development of existing and new mines less economically viable.

    NEW REGULATIONS OR LEGISLATION MAY HAVE A SIGNIFICANT IMPACT ON THE COAL MINING OPERATIONS OF THE METCOAL COMPANY

    The electric utility industry, steel mills and other coal consumers are subject to extensive regulation regarding the environmental impact of activities involving the use of coal and other fossil fuels. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of new coal mines or the operation of existing coal mines, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the MetCoal Company will be required to comply with legislated or regulated standards and existing laws and regulations. These may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

    POTENTIAL CHANGE OF CONTROL PROVISIONS MAY BE TRIGGERED WHICH MAY RESULT IN THE METCOAL COMPANY LOSING CERTAIN RIGHTS OR PAYING CERTAIN FEES OR PENALTIES

    Fording may be party to a number of concessions, licences and other agreements that contain change of control provisions that could be triggered by the Fording Acquisition. The Offeror does not have all of the information it needs to assess the impact of triggering such change of control provisions; however, such impact could be material and result in the MetCoal Company losing certain rights under any such concessions, licences or other agreements or being required to pay certain fees or penalties.

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    THE METCOAL COMPANY REQUIRES HIGHLY SKILLED WORKERS TO OPERATE ITS MINES,
    AND THE METCOAL COMPANY COMPETES WITH OTHER INDUSTRIES FOR THESE WORKERS

    The MetCoal Company's mining operations will require employees with a high degree of technical or professional skills, such as engineers, trades people and equipment operators. The MetCoal Company will compete with other local industries, such as oil and gas or forest products businesses, for these skilled workers. In the future, if the MetCoal Company is unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on its results of operations and its financial condition.

    THE METCOAL COMPANY'S OPERATING EXPENSES COULD INCREASE SIGNIFICANTLY IF THE PRICE OF ELECTRICITY, FUELS OR OTHER INPUTS INCREASE

    The MetCoal Company will be a substantial consumer of electricity, fuels and other inputs. For example, a substantial portion of its major mining equipment and processing plants will be powered by electricity that the MetCoal Company will have to purchase from outside sources. The electric utility industry in Alberta was deregulated in January 2001 resulting in a significant increase in the cost of electricity for 2001. The electric utility industry in British Columbia, where the MetCoal Company will produce most of its coal, remains regulated. Similarly, recent fluctuations in crude oil and natural gas prices will affect its costs of diesel fuel and natural gas, which are important inputs into the production of coal. The MetCoal Company may not be able to pass on cost increases to its other customers, which could negatively impact its operating profits.

    IF THE ASSUMPTIONS TO DETERMINE LIABILITY FOR EMPLOYEE BENEFITS WERE TO MATERIALLY CHANGE, THE METCOAL COMPANY'S LIABILITY COULD BE MATERIALLY GREATER THAN AMOUNTS ACCRUED FOR SUCH LIABILITY

    The MetCoal Company may become the successor sponsor of certain programs which provide various health and welfare benefits to its employees and retired employees, including pension benefits, health care and life insurance. If the assumptions employed by Fording or Luscar in relation to Met Coal Assets or, if the Luscar Put is exercised, in relation to the Luscar mine, as applicable, to determine liability for pension, health and welfare benefits to certain current or former of their respective employees were to materially change, the MetCoal Company's liability in connection with such benefits could be materially greater than the amounts which have been accrued in respect of such obligations, and such additional liability could have a material adverse effect upon the MetCoal Company and its ability to make distributions.

    The funding requirements of these defined benefit pension plans are based on actuarial valuations. In recent years, the rates of investment return realized by these pension funds have been less than the rates assumed in the most recent actuarial valuations. These shortfalls in investment returns could lead to materially increased funding requirements following the next actuarial valuation. In addition, according to public documents, Fording was involved in proceedings pertaining to one of the pension plans which, depending on the outcome, could result in a material increase in funding requirements. Increases in pension funding requirements could have a material adverse effect on the available cash of the MetCoal Company.

    NO ASSURANCE CAN BE MADE THAT ADDITIONAL LIABILITIES OR EXPENSES RELATED TO ENVIRONMENTAL MATTERS WILL NOT BE INCURRED IN THE FUTURE BY THE METCOAL COMPANY

    The MetCoal Company may also have obligations arising under federal, provincial and state environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and production. The magnitude of these liabilities and the costs of fulfilling the MetCoal Company's obligations cannot be predicted with certainty due to many factors such as the potential for new or changed legislation or the potential for the development of new remediation technologies. As a result, there can be no assurance that additional liabilities or expenses related to environmental matters will not be incurred in the future and such liabilities could have a material adverse effect upon the MetCoal Company.

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    THE ASSERTION OF ABORIGINAL RIGHTS' CLAIMS MAY IMPAIR THE METCOAL COMPANY'S
    ABILITY TO FURTHER DEVELOP EXISTING PROPERTIES OR TO ACQUIRE NEW PROPERTIES

    Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties. It is not possible to predict the impact which aboriginal rights claims or future treaties that deal with these rights may have on resource development or the MetCoal Company's ability to develop new or further develop existing properties in British Columbia.

    HEALTH RISKS ASSOCIATED WITH CERTAIN OF THE METCOAL COMPANY'S INDUSTRIAL MINERALS PRODUCT MAY IMPAIR PROFITABILITY

    NYCO produces wollastonite as its primary product. Analyses of some of the wollastonite product produced and shipped from NYCO's Willsboro facility indicated the presence of small quantities of asbestiform tremolite (tremolite asbestos) at levels giving rise to certain labelling requirements in Canada and other jurisdictions. The levels detected in the samples analyzed did not require labelling in the United States. The source of asbestiform tremolite has been traced to one of several ore sources supplying the operation. This ore source has been segregated from Willsboro's mining operations.

    Tremolite asbestos has been classified by IARC as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. The earlier presence of tremolite asbestos at one of NYCO's ore sources and in some of its products could result in NYCO becoming exposed to liabilities, including worker's compensation and product liability claims. Further, in the event that NYCO's wollastonite products continued to contain small amounts of asbestiform tremolite, the demand for these products could materially decrease.

    Tripoli produced at American Tripoli, Inc. is a type of crystalline silica which has been classified by the IARC as Group 1 agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli, Inc. could become exposed to workers' compensation and product liability claims.

    FAILURE TO DEVELOP NEW APPLICATIONS FOR WOLLASTONITE WOULD IMPAIR THE GROWTH OF THE METCOAL COMPANY'S WOLLASTONITE BUSINESS

    The wollastonite market is currently in an oversupply position. The Offeror believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which the Offeror believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on the growth of the MetCoal Company's wollastonite business.

RISKS RELATED TO STRUCTURE OF CANADIAN COAL TRUST

    CASH DISTRIBUTIONS PER UNIT WILL BE DEPENDENT ON THE METCOAL COMPANY'S ABILITY TO PAY ITS INTEREST AND OBLIGATIONS UNDER THE METCOAL COMMON SHARES AND THE METCOAL NOTES

    The Canadian Coal Trust is a limited purpose trust, which will be entirely dependent on the operations and assets of the MetCoal Company through the ownership of SCAI Shares and SCAI Series A Notes and SCAI's ownership of the MetCoal Common Shares and MetCoal Notes. Accordingly, the cash distributions per Unit to the Unitholders will be dependent on the ability of the MetCoal Company to pay its interest obligations under the MetCoal Notes and to declare and pay dividends or make other distributions on the MetCoal Common Shares.

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    CASH DISTRIBUTIONS ARE NOT GUARANTEED AND WILL FLUCTUATE WITH THE METCOAL
    COMPANY'S PERFORMANCE

    Although it is intended that the Canadian Coal Trust will distribute the interest and dividend income earned by the Canadian Coal Trust less expenses and amounts, if any, paid by the Canadian Coal Trust in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by the MetCoal Company and paid to SCAI and then to the Canadian Coal Trust. As a result, cash distributions by Canadian Coal Trust are not guaranteed and will fluctuate with the performance of the MetCoal Company. The actual amount distributed in respect of the Units will depend upon numerous factors, including profitability, debt covenants, fluctuations in working capital, the sustainability of EBITDA margins and Capital Expenditures of the MetCoal Company.

    THE UNITS AND EXCHANGE RIGHTS ARE NOT THE EQUIVALENT OF SHARES AND HOLDERS WILL NOT HAVE THE STATUTORY RIGHTS NORMALLY ASSOCIATED WITH SHARES

    Securities such as the Exchange Rights and Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units and Exchange Rights do not represent a direct investment in the business and should not be viewed by investors as shares or debt of Sherritt, SCAI or the MetCoal Company. As holders of Units or Exchange Rights, as applicable, holders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions, or the right to bring a claim for non-payment of indebtedness. The Exchange Rights represent a conditional right to receive a Unit. The Units will represent a fractional interest in the Canadian Coal Trust. The Canadian Coal Trust's primary assets will be SCAI Notes and SCAI Shares. SCAI will own all the outstanding MetCoal Common Shares and MetCoal Notes. Accordingly, the value of an Exchange Right and a Unit will be a function of anticipated distributable income of the MetCoal Company.

    THERE IS CURRENTLY NO PUBLIC MARKET FOR THE UNITS AND EXCHANGE RIGHTS

    Prior to the issuance of the Exchange Rights and the Units upon the Exchange, there will be no public market for the Exchange Rights or the Units. The value of an Exchange Right upon issue and the value of a Unit upon the Exchange will be based on several factors, and may bear no relationship to the price at which the Exchange Rights or the Units will trade in the public market subsequent to the Exchange.

    THERE WILL BE NO PUBLIC MARKET FOR THE SCAI SHARES AND SCAI NOTES AND THESE SECURITIES MAY NOT BE QUALIFIED INVESTMENTS FOR REGISTERED PLANS

    Upon a redemption of Units or termination of the Canadian Coal Trust, the Trustees may distribute the SCAI Shares and SCAI Notes directly to the Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the SCAI Shares and SCAI Notes. In addition, neither the SCAI Shares nor SCAI Notes are expected to be freely tradeable or listed or quoted on any stock exchange or market. See "The Canadian Coal Trust" in this Appendix A. Securities of SCAI so distributed may not be qualified investments for trusts governed by Registered Plans, depending upon the circumstances at the time.

    THE CANADIAN COAL TRUST MAY ISSUE ADDITIONAL UNITS, DILUTING EXISTING UNITHOLDERS' INTERESTS

    The Declaration of Trust authorizes the Canadian Coal Trust to issue an unlimited number of Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The issuance of additional Units may dilute a Unitholder's investment in the Canadian Coal Trust and reduce distributable cash per Unit.

    LACK OF INCREASED CASH FLOW OR ADDITIONAL FINANCING COULD RESTRICT GROWTH OF THE METCOAL COMPANY

    The payout by the MetCoal Company of substantially all of its operating cash flow will make expansion capital expenditures and further acquisitions dependent on debt financing or the issuance of additional units. Lack of such funds could limit the future growth of the MetCoal Company and its cash flow or otherwise adversely affect the MetCoal Company.

    THE MARKET PRICE FOR THE UNITS AND EXCHANGE RIGHTS MAY BE AFFECTED BY THE LEVEL OF INTEREST RATES PREVAILING AT ANY ONE TIME

    It is anticipated that the market price for the Exchange Rights and the Units at any given time may be affected by the level of interest rates prevailing at the time. A rise in interest rates may have a negative effect on the market price of the Exchange Rights and the Units.

    THE HOLDINGS OF THE CANADIAN COAL TRUST WILL BE UNDIVERSIFIED AND ILLIQUID

    The Canadian Coal Trust's holding of SCAI Shares and SCAI Notes will be undiversified, and such securities will be illiquid, as they are not expected to be listed or quoted on any stock exchange or other market.

    IF THE CANADIAN COAL TRUST DOES NOT QUALIFY AS A MUTUAL FUND TRUST, THE EXCHANGE RIGHTS AND THE UNITS WILL NOT BE QUALIFIED INVESTMENTS

    The status of the Exchange Rights at the time of issuance as qualified investments for Registered Plans is based on the assumption that Exchange Rights will be replaced by Units. If that does not occur, the Exchange Rights will not be qualified investments for trusts governed by Registered Plans. There can be no assurance that Exchange Rights, after the time of issuance, or Units, after the Date of Exchange, will continue to be qualified investments for Registered Plans. Adverse consequences may arise under the Tax Act as a result of the acquisition or holding of non-qualified investments by a Registered Plan.

    HOLDERS OF UNITS AND EXCHANGE RIGHTS MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL INCOME TAX LAWS

    There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual funds will not be changed in a manner which adversely affects the holders of Exchange Rights and Units. If the Canadian Coal Trust fails or ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" in this Appendix A would be materially different in certain respects.

    Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against SCAI or its affiliates, it could materially adversely affect the amount of distributable cash available.

    SCAI and the MetCoal Company may be reassessed for taxes from time to time. Such reassessments together with associated interest and penalties could adversely affect SCAI, the MetCoal Company and the Canadian Coal Trust.

    Further, interest on the SCAI Notes accrues at the Canadian Coal Trust level for income tax purposes whether or not actually paid. The Declaration of Trust will provide that an amount equal to the taxable income of the Canadian Coal Trust will be distributed each year to Unitholders in order to reduce the Canadian Coal Trust's taxable income to zero. Where interest payments on the SCAI Notes are due but not paid in whole or in part, the Declaration of Trust provides that any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

    TERMINATION OF EXCHANGE RIGHTS MAY HAVE AN ADVERSE ECONOMIC EFFECT OR TAX CONSEQUENCES TO THEIR HOLDERS

    In the event that either an Exchange Right Termination Event occurs, or the Date of Exchange does not occur by September 30, 2003, or Sherritt is liquidated, dissolved or wound up, the SCAI Notes will be converted into equity of SCAI, the MetCoal Company and SCAI will be amalgamated to form a Successor Company, the Canadian Coal Trust will be wound up and holders of Exchange Rights will receive common shares in such Successor Company. Although it is intended that such common shares of the Successor Company will represent an interest that is similar in many respects to the interest in Fording currently held by Fording Shareholders, no assurances can be given that such interest will not be different in some material respects from a common share of Fording or that the properties and liabilities of the Successor Company will not be different in some material respects from the current properties and liabilities of Fording. In particular, the Successor Company may have no material economic participation in the thermal coal assets of Fording and may own the Met Coal Assets and, if the Luscar Put is exercised, the Luscar mine. Further, the transactions described above may have tax or other consequences that may be adverse to the Successor Company or to the holders of Exchange Rights.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Torys LLP, Canadian counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who acquires Exchange Rights pursuant to the Enhanced Offer. This summary is based upon the provisions of the Tax Act in force at the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary takes into account all Tax Proposals, although there is no certainty that the Tax Proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CCRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may materially differ from federal income tax legislation and considerations.

    THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN EXCHANGE RIGHTS OR UNITS. MOREOVER, THE INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF EXCHANGE RIGHTS AND UNITS WILL VARY DEPENDING ON THE HOLDER'S PARTICULAR CIRCUMSTANCES, INCLUDING THE COUNTRY OR PROVINCE IN WHICH THE HOLDER RESIDES OR CARRIES ON BUSINESS. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PROSPECTIVE HOLDER OF EXCHANGE RIGHTS OR UNITS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN EXCHANGE RIGHTS OR UNITS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

HOLDERS RESIDENT IN CANADA

    This part of the summary is applicable only to Shareholders who become holders of Exchange Rights as a result of the acquisition thereof pursuant to the Enhanced Offer and who, for purposes of the Tax Act and at all relevant times, are resident in Canada, deal at arm's length with the Canadian Coal Trust and will hold their Exchange Rights and Units as capital property. Certain Shareholders whose Units might not otherwise be considered to be capital property may be entitled to have their Units deemed to be capital property by making the irrevocable election provided for by subsection 39(4) of the Tax Act. This part of the summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act nor is it applicable to a Unitholder an interest in which is a "tax shelter investment" as defined in the Tax Act.

    EXCHANGE RIGHTS

    At the time of their issuance, the Exchange Rights will be qualified investments of trusts governed by Registered Plans, subject to the specific provisions of any particular Registered Plan. If the Canadian Coal Trust does not qualify as a mutual fund trust, as discussed below under "Status of the Canadian Coal Trust", the Exchange Rights will not be qualified investments for Registered Plans. At the time of their issuance, Exchange Rights will not constitute foreign property for a trust governed by an RRSP, RRIF or DPSP or for other persons subject to tax under Part XI of the Tax Act. Trusts governed by RESPs are not subject to the foreign property rules.

    The exchange of Exchange Rights for Units is not a disposition for the purposes of the Tax Act and, accordingly, no gain or loss on the Exchange Rights will be recognized for the purposes of the Tax Act. The cost of the Exchange Rights acquired pursuant to the Enhanced Offer will be their fair market value at the time of acquisition by the holder. The cost of Units acquired on the exchange of Exchange Rights for Units will be equal to the cost of the Exchange Right at the time of the exchange.

    On a disposition or deemed disposition of Exchange Rights (including a repurchase thereof by Sherritt), the holder will realize a capital gain (or a capital loss) in respect of the Exchange Rights so disposed of to the extent that the proceeds of disposition received or deemed to be received by the holder for such Exchange Rights exceed (or are less than) the total of the adjusted cost base to the holder of such Exchange Rights immediately before the disposition and any reasonable costs of disposition.

    A holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act including certain transitional provisions relating to recent changes in the capital gains inclusion rate under the Tax Act. A holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

    STATUS OF THE CANADIAN COAL TRUST

    Based on the terms of the Declaration of Trust that established the Canadian Coal Trust, the Canadian Coal Trust qualifies as a "unit trust" as defined in the Tax Act. This summary assumes that the Canadian Coal Trust will also qualify as a "mutual fund trust" as defined in the Tax Act as a result of the transfer of its Units to holders of Exchange Rights, and will thereafter continuously qualify as a mutual fund trust. In order for the Canadian Coal Trust to qualify as a mutual fund trust at a particular time, in addition to being a unit trust resident in Canada, it must meet certain prescribed conditions ("minimum distribution requirement") relating to the number of Unitholders, dispersal of ownership of Units and public trading of its Units at such time; its sole undertaking must be the investing of its funds in property (other than real property); and it must not be established or maintained primarily for the benefit of non-resident persons. In the opinion of counsel, the sole undertaking of the Canadian Coal Trust as described in this Enhanced Offer will be the investing of its funds in property (other than real property) and this summary assumes that this will continue to be the case at all relevant times. This summary assumes that the Canadian Coal Trust will satisfy the minimum distribution requirement on the exchange of Units for Exchange Rights in 2003, so that it may and will elect to be deemed to be a mutual fund trust from the date it was established until such time, and that it will continuously satisfy the minimum distribution requirement thereafter. This summary also assumes that the Canadian Coal Trust was not established and will not be maintained primarily for the benefit of non-resident persons, and counsel is of the view that such assumption is reasonable in light of the restriction on the ownership of Units by non-residents, which is contained in the Declaration of Trust. If the Canadian Coal Trust were not to qualify as a mutual fund trust, the income tax considerations described in this summary would, in some respects, be materially different.

    QUALIFIED INVESTMENTS

    At the time of their exchange for Exchange Rights, the Units will be qualified investments for trusts governed by Registered Plans, subject to the specific provisions of any particular Registered Plan. If the Canadian Coal Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for trusts governed by Registered Plans.

    Registered Plans that own Units should consult their own tax advisors before deciding to exercise the right to redeem Units, since no assurance can be given that SCAI Shares or SCAI Notes, if they are received upon a redemption of Units, will be qualified investments for trusts governed by Registered Plans.

    FOREIGN PROPERTY

    Units, if issued on the date hereof, would not constitute foreign property for a trust governed by an RRSP, RRIF or DPSP or for other persons subject to tax under Part XI of the Tax Act and would not constitute foreign property immediately following the completion of the Enhanced Offer and related transactions if they were completed on the date hereof. Trusts governed by RESPs are not subject to the foreign property rules.

    TAXATION OF THE CANADIAN COAL TRUST

    The taxation year of the Canadian Coal Trust will end on December 15th of each calendar year. In each taxation year, the Canadian Coal Trust will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders. For this purpose, amounts paid or payable to Unitholders after December 15th of a particular taxation year of the Canadian Coal Trust and before the end of the calendar year that includes that December 15th are treated as having been paid or made payable on that December 15th. An amount will be considered to be payable to a Unitholder when it is paid to the Unitholder by the Canadian Coal Trust or when the Unitholder becomes entitled to enforce payment of the amount.

    The Canadian Coal Trust will include in its income for each taxation year all interest on the SCAI Notes that accrues to the Canadian Coal Trust to the end of the taxation year.

    In addition, the Canadian Coal Trust will include in its income any dividends received on the SCAI Shares. Any amount paid to the Canadian Coal Trust in respect of the SCAI Shares (other than an amount that is a return of capital for purposes of the Tax Act) will generally constitute a dividend to the Canadian Coal Trust. Provided that such amounts are distributed to Unitholders and appropriate designations are made by the Canadian Coal Trust, all amounts which would otherwise be included in its income as dividends received on the SCAI Shares will be deemed to have been received by the Unitholders and not to have been received by the Canadian Coal Trust.

    A distribution by the Canadian Coal Trust of SCAI Shares or SCAI Notes upon a redemption of Units will be treated as a disposition by the Canadian Coal Trust of the securities so distributed for proceeds of disposition equal to their fair market value. The Canadian Coal Trust's proceeds of disposition of SCAI Series A Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Canadian Coal Trust's income in the year of disposition to the extent it was not included in its income for a previous year. The Canadian Coal Trust will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

    The Declaration of Trust provides that an amount equal to all of the income of the Canadian Coal Trust, including the non-taxable portion of any net capital gains realized by it, but excluding capital gains arising on a distribution IN SPECIE of SCAI Shares or SCAI Notes on a redemption of Units which are payable and designated by the Canadian Coal Trust to redeeming Unitholders, will be payable in the year to the holders of the Units by way of cash distributions, subject to the exceptions described below. Income of the Canadian Coal Trust that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units. Income of the Canadian Coal Trust payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Canadian Coal Trust in computing its income for the purposes of the Tax Act.

    The Canadian Coal Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Canadian Coal Trust's tax liability for such taxation year arising as a result of the distribution of SCAI Shares or SCAI Notes on the redemption of Units. The Declaration of Trust provides that any capital gain realized by the Canadian Coal Trust as a result of such redemption may, at the discretion of the Trustees, be treated as paid to redeeming Unitholders and the taxable portion thereof designated as a taxable capital gain of the redeeming Unitholders. Any amount so designated as a taxable capital gain must be included in computing the income of the redeeming Unitholders and will be deductible by the Canadian Coal Trust. In addition, certain accrued interest on SCAI Series A Notes distributed to a redeeming Unitholder will be treated as an amount paid to such Unitholder and will be deductible by the Canadian Coal Trust.

    Counsel has been advised that the Canadian Coal Trust intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Canadian Coal Trust will generally not be liable in such year for income tax under Part I of the Tax Act.

    TAXATION OF UNITHOLDERS

    DISTRIBUTIONS BY THE CANADIAN COAL TRUST

    A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income of the Canadian Coal Trust, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether such amount is received in cash, additional Units or otherwise. The Canadian Coal Trust's taxation year will end on December 15th of each calendar year. Amounts paid or made payable by the Canadian Coal Trust to a Unitholder after December 15th and before the end of the calendar year will be treated as having been paid or having become payable on that December 15th.

    Provided that appropriate designations are made by the Canadian Coal Trust, such portion of its taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from SCAI, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income will be available to Unitholders that are corporations.

    The non-taxable portion of any net realized capital gains of the Canadian Coal Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Canadian Coal Trust that is paid or payable to a Unitholder in such year generally will not be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds of disposition of a Unit), the Unitholder will be required to reduce the adjusted cost base of the Units to the Unitholder by such amount.

    The cost to a Unitholder of additional Units received in lieu of a cash distribution will be the amount distributed by the issue of such Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly-acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before such acquisition.

    DISPOSITIONS OF UNITS

    On the disposition or deemed disposition of a Unit, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit to the Unitholder and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Canadian Coal Trust that is otherwise required to be included in the Unitholder's income or is the non-taxable portion of net realized capital gains of the Canadian Coal Trust paid or payable to the Unitholder. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, any capital loss on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on any previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

    Where Units are redeemed by the distribution of SCAI Notes or SCAI Shares to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Units will generally be equal to the fair market value of the SCAI Notes or SCAI Shares so distributed less any capital gain realized by the Canadian Coal Trust as a result of the redemption of such Units which has been designated and made payable by the Canadian Coal Trust to the Unitholder and, in the case of SCAI Notes, any accrued interest thereon. Where a capital gain realized by the Canadian Coal Trust as a result of the distribution of SCAI Shares or SCAI Notes on the redemption of Units has been designated and made payable by the Canadian Coal Trust to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. Interest on the SCAI Notes accrued in the taxation year of the Canadian Coal Trust in which the redemption occurs but which has not been paid at the time of redemption will be treated as an amount of income paid to the Unitholder and

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therefore will be included in the Unitholder's income in the year the Unit is redeemed. The cost of any SCAI Note or SCAI Share distributed by the Canadian Coal Trust to a Unitholder upon a redemption of Units will be equal to the fair market value of such security at the time of the distribution less, in the case of a SCAI Note, any accrued interest thereon. The Unitholder will thereafter be required to include in income interest on any SCAI Note so distributed (including interest paid on a SCAI Note) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of a SCAI Note by the Unitholder, an offsetting deduction will be available. If a Unitholder receives a payment of interest on a SCAI Note in the form of SCAI Shares, the cost of such SCAI Shares will be equal to the value of the SCAI Shares included in the Unitholders' income in respect of such payment, subject to the averaging rules discussed above under the heading "-- Taxation of Unitholders
 -- Distributions By Canadian Coal Trust".

    CAPITAL GAINS AND CAPITAL LOSSES

    One-half of any capital gain realized by a Unitholder on the disposition of a Unit and the amount of any net taxable capital gains designated by the Canadian Coal Trust in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain and one-half of any capital loss realized by a Unitholder on the disposition of a Unit may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act.

    ALTERNATIVE MINIMUM TAX

    In general terms, net income of the Canadian Coal Trust paid or payable to a Unitholder who is an individual (including most trusts) that is designated as taxable dividends or as net realized taxable capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for alternative minimum tax.

HOLDERS NOT RESIDENT IN CANADA

    This part of the summary applies to a Shareholder who becomes a holder of Exchange Rights as a result of the acquisition thereof pursuant to the Enhanced Offer and who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Exchange Rights or Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

    The exchange of the Exchange Rights for Units is not a disposition for the purposes of the Tax Act and, accordingly, no gain or loss in the Exchange Rights would be recognized for the purposes of the Tax Act. On a disposition or deemed disposition of Exchange Rights (including a repurchase thereof by Sherritt) any capital gain (or capital loss) realized by a Non-Resident Holder will not give rise to any tax under the Tax Act provided that the Exchange Rights do not constitute "taxable Canadian property". Exchange Rights of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time preceding the disposition of the Exchange Rights by such Non-Resident Holder, not less than 25% of the issued Exchange Rights were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Holder's Exchange Rights are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the cost and adjusted cost base of Exchange Rights under the same rules as apply to residents of Canada.

    Where the Canadian Coal Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Holder out of its income, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% of the gross income where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Holders who are residents of the United States for the purposes of the Canada -- United States Income Tax Convention (1980) (the "Treaty").

    A capital gain realized by a Non-Resident Holder from a disposition or deemed disposition of a Unit will not give rise to any tax under the Tax Act provided that the Unit does not constitute "taxable Canadian

                                      A-81
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property". Units of a Non-Resident Holder will not generally constitute "taxable
Canadian property" under the Tax Act unless either: (i) at any time during the period of sixty months immediately preceding the disposition of Units by such Non-Resident Holder, not less than 25% of the issued Units (taking into account any rights to acquire Units) were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Holder's Units are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of the Units under the same rules as apply to residents of Canada.

    Interest payable on the SCAI Notes to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. For instance, under the Treaty the rate of withholding tax on interest paid to Non-Resident Holders who qualify as residents of the United States for the purposes of the Treaty generally is reduced to 10%. Dividends paid on SCAI Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. For instance, under the Treaty the rate of withholding tax on dividends paid to Non-Resident Holders who qualify as residents of the United States for the purposes of the Treaty generally is reduced to 15%.

    The SCAI Notes will not be taxable Canadian property and, accordingly, any capital gain (or capital loss) will not be subject to tax under the Tax Act. The SCAI Shares will be taxable Canadian property of a Non-Resident Holder who acquires such shares. Accordingly, on a disposition of an SCAI Share by a Non-Resident Holder that held the SCAI Share as capital property, the Non-Resident Holder will be required to include one-half of any capital gain realized in its taxable income earned in Canada which is subject to Canadian income tax, subject to the provisions of an applicable tax treaty. One-half of any capital loss realized generally may be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. In addition, the notification and withholding provisions of section 116 of the Tax Act will apply to dispositions of SCAI Shares by Non-Resident Holders.

    If the Canadian Coal Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Holders who acquire an interest in the Canadian Coal Trust.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Mayer, Brown, Rowe & Maw, U.S. counsel to the Offeror, the following is a summary of certain material Federal income tax consequences of exchanging Shares for Exchange Rights and of owning Exchange Rights and Units to holders who are "U.S. persons". The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations promulgated thereunder, court decisions and rulings by the Internal Revenue Service (the "IRS"), all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. The summary only applies to U.S. persons that hold Shares as capital assets and that will hold Exchange Rights and Units as capital assets and does not address tax considerations which apply to taxpayers who are subject to special rules
(e.g., financial institutions, tax exempt organizations, insurance companies and non-U.S. taxpayers). Each U.S. person's individual circumstances may affect the tax consequences of the Enhanced Offer to such person. Accordingly, U.S. persons should consult their own tax advisors regarding the particular consequences to them of the Enhanced Offer, including the applicability of any state, local or foreign tax laws to which they may be subject.

    For purposes of this summary, a "U.S. person" means: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or partnership (or an entity that is treated as a corporation or partnership for U.S. federal income tax purposes) that is either created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of source; or
(iv) a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

CONSEQUENCES OF EXCHANGING EXCHANGE RIGHTS FOR UNITS

    The exchange of the Exchange Rights for Units should be combined with the exchange of Shares for Exchange Rights because persons who receive Exchange Rights will be required to exchange them for Units.

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Accordingly, a U.S. person who receives Exchange Rights pursuant to the Enhanced
Offer and then receives Units pursuant to the terms of, and in exchange for, the Exchange Rights should be able to treat the transaction as an exchange of Shares for Units. A U.S. person generally may treat the deemed exchange of Shares for Units as a tax-free exchange. However, to the extent a U.S. person receives cash in addition to the Exchange Rights such U.S. person generally will be required to recognize capital gain equal to the difference between (i) the amount of cash received in the Enhanced Offer and (ii) such U.S. person's tax basis in the Shares exchanged therefore. However, if the receipt of cash is either
(i) "essentially equivalent to a dividend" or (ii) the U.S. person's proportionate interest in the company has dropped by more than 80% as a result of the Enhanced Offer, such U.S. person would instead recognize dividend income equal to the amount of cash received in the Enhanced Offer.

    If a U.S. person sells or otherwise disposes of its Exchange Rights prior to exchanging its Exchange Rights for Units, such U.S. person generally would recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received in exchange for the Exchange Rights and (ii) the U.S. person's basis in the Exchange Rights, and any capital gain realized on a sale or disposition of Exchange Rights would be long term capital gain, and subject to tax at reduced rates in the case of non-corporate U.S. persons, if the U.S. person's holding period in the Exchange Rights exceeded one year at the time of the sale or disposition. If the sale or disposition of the Exchange Rights does not result in a U.S. federal income tax characterization of the initial exchange of Shares for Exchange Rights that is different from that described in the preceding paragraph, a U.S. person's basis in the Exchange Rights generally would be equal to the U.S. person's basis in the Shares exchanged therefor and its holding period in the Exchange Rights would include its holding period in the Shares exchanged therefor. If, however, the sale or disposition of Exchange Rights prior to their being exchanged for Units caused the U.S. federal income tax treatment of the initial exchange of Shares for Exchange Rights to be different than that described in the preceding paragraph, the tax consequences to U.S. persons of the Enhanced Offer and the subsequent sale or disposition of Exchange Rights could be different.

U.S. FEDERAL INCOME TAXATION OF DIVIDENDS

    The Canadian Coal Trust will be treated as a corporation for U.S. federal income tax purposes. Accordingly, the gross amount of any distribution paid by the Canadian Coal Trust to a U.S. person (i.e., the distribution plus any taxes withheld with respect to such distribution) will be included in gross income and treated as foreign source dividend income of such U.S. person for U.S. federal income tax purposes only to the extent such distribution is paid out of current or accumulated earnings and profits of the Canadian Coal Trust (as determined for U.S. federal income tax purposes). A distribution made by the Canadian Coal Trust to a U.S. person in excess of the Trust's current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of such U.S. person's tax basis in the Units, and any distribution in excess of such basis will constitute capital gain.

    A distribution made by the Canadian Coal Trust that is treated as a dividend will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount includable in income for a dividend paid in Canadian dollars will be the U.S. dollar value of the payment (as of the time of payment) regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date of the dividend payment to the date such dividend payment is converted into U.S. dollars will be treated as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Canadian dollars received by U.S. persons will have a tax basis equal to the U.S. dollar value at the time of distribution. Subject to certain limitations, the applicable Canadian withholding tax will be treated as a foreign tax eligible for credit against the U.S. person's
U.S. federal income tax or, at the election of the U.S. person, may be claimed as a deduction in computing U.S. taxable income. Special rules apply for purposes of determining the foreign tax credit available to a U.S. corporation which controls 10% or more of the voting power of the Canadian Coal Trust.

U.S. TAXATION OF CAPITAL GAINS

    Upon a sale or exchange of Units, a U.S. person will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in the transaction (or the

                                      A-83
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U.S. dollar value thereof determined at the spot rate on the date of disposition if the amount realized is not denominated in U.S. dollars) and the U.S. person's tax basis for such Units. The amount realized will equal the amount of any cash and the fair market value of any property received by the U.S. person. U.S. Unitholders who receive their Units in the Enhanced Offer will have a tax basis in their Units equal to the tax basis of the Shares which they exchanged for the Units increased by any gain recognized by such U.S. person in the exchange. Any such gain or loss generally would be treated as U.S. source for foreign tax credit purposes. The capital gain or loss will be long term if the Units have been held for more than one year on the date of the sale or exchange. In the case of non-corporate U.S. persons, long-term capital gains are subject to tax at reduced rates. The deductibility of capital losses is subject to limitation.

CONTROLLED FOREIGN CORPORATION AND FOREIGN PERSONAL HOLDING COMPANY RULES

    Income earned by a non-U.S. corporation which constitutes a "foreign personal holding company" or a "controlled foreign corporation" may be imputed to its U.S. shareholders even if such income is not distributed. The Trust will not constitute a foreign personal holding company if Units are sufficiently widely held so that five or fewer individual U.S. persons at any time during the taxable year do not own (directly, indirectly, or constructively) more than 50% of the voting power or value of the outstanding Units. In addition, the Canadian Coal Trust will not constitute a controlled foreign corporation if Units are widely held so that U.S. persons owning (directly, indirectly, or constructively) at least 10% of the Units (by voting power) do not in the aggregate own (directly, indirectly, or constructively) more than 50% of the voting power or value of the outstanding Units. It is not anticipated that U.S. ownership of the Canadian Coal Trust will be sufficiently concentrated to result in the Canadian Coal Trust being classified as either a foreign personal holding company or a controlled foreign corporation. Whether the Canadian Coal Trust is a foreign personal holding company or a controlled foreign corporation is a factual determination that must be made annually and thus may change.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

    Under the current U.S. federal income tax law, a foreign corporation is a "passive foreign investment company" ("PFIC") for any taxable year if 75% or more of its gross income consists of passive income or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If the Canadian Coal Trust were classified as a passive foreign investment company for any taxable year during which a U.S. person held Units, and unless certain elections were made, such U.S. persons would generally be subject to special tax rules, regardless of whether the Canadian Coal Trust remained a passive foreign investment company, on certain distributions made by the Canadian Coal Trust and on any gain realized on a disposition of Units. Based upon its current and projected income, business investment plan, assets and activities, the Canadian Coal Trust does not expect to be considered a PFIC for its current taxable year or for future years. This is a factual determination that must be made annually and thus may change.

BACKUP WITHHOLDING

    A U.S. person that owns Units may be subject to backup withholding (currently at a rate of 30%) with respect to dividends on, or the proceeds of a sale or disposition of, such Units unless such U.S. person: (i) is a corporation or comes within certain other exempt categories of taxpayers and, when required, demonstrates this fact; or (ii) provides a taxpayer identification number (generally on Internal Revenue Service Form W-9), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a credit against a U.S. person's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

                                      A-84
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                           ELIGIBILITY FOR INVESTMENT

    Based on legislation in effect at the date hereof and subject to compliance with the prudent investor standards and the general provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals, the Exchange Rights and the Units issuable in connection with the Enhanced Offer would not, if issued on the date hereof, be precluded as investments under the following statutes:

    - INSURANCE COMPANIES ACT (Canada);

    - PENSION BENEFITS STANDARDS ACT, 1985 (Canada);

    - TRUST AND LOAN COMPANIES ACT (Canada);

    - CO-OPERATIVE CREDIT ASSOCIATIONS ACT (Canada);

    - LOAN AND TRUST CORPORATIONS ACT (Alberta);

    - INSURANCE ACT (Alberta);

    - EMPLOYMENT PENSION PLANS ACT (Alberta);

    - ALBERTA HERITAGE SAVINGS TRUST FUND ACT (Alberta);

    - PENSION BENEFITS STANDARDS ACT (British Columbia);

    - FINANCIAL INSTITUTIONS ACT (British Columbia);

    - THE INSURANCE ACT (Manitoba);

    - THE TRUSTEE ACT (Manitoba);

    - THE PENSION BENEFITS ACT (Manitoba);

    - PENSION BENEFITS ACT (Nova Scotia);

    - TRUSTEE ACT (Nova Scotia);

    - PENSION BENEFITS ACT (Ontario);

    - TRUSTEE ACT (Ontario);

    - LOAN AND TRUST CORPORATIONS ACT (Ontario);

    - AN ACT RESPECTING INSURANCE (Quebec);

    - AN ACT RESPECTING TRUST COMPANIES AND SAVINGS COMPANIES (Quebec);

    - SUPPLEMENTAL PENSION PLANS ACT (Quebec); and

    - THE PENSION BENEFITS ACT, 1992 (Saskatchewan).

    In the opinion of Torys LLP, counsel for the Offeror, under the provisions of the Tax Act as of the date hereof and provided that the Canadian Coal Trust is a mutual fund trust for the purposes of the Tax Act on each Take Up and Pay Date and thereafter, (i) the Exchange Rights, on each Take Up and Pay Date, and the Units will be qualified investments under the Tax Act for trusts governed by Registered Plans, and (ii) the Exchange Rights and the Units will not constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Registered Plans (other than RESPs), registered investments and other tax exempt entities, including registered pension funds or plans. RESPs are not subject to the foreign property rules.

                               MATERIAL CONTRACTS

    In the event the Offeror completes the Fording Acquisition, it is anticipated that the following material agreements will be entered into prior to the Exchange:

    - the Declaration of Trust;

    - the SCAI Note Indenture;

    - the Exchange Rights Agreement;

    - the Management Agreement;

    - the Conversion Agreement; and

    - the Shareholders Agreement.

                                 LEGAL MATTERS

    Certain legal matters relating to the Exchange Rights and the Units will be passed upon on behalf of the Canadian Coal Trust, Sherritt, SCAI and the MetCoal Company by Torys LLP and Mayer, Brown, Rowe & Maw. As of December 12, 2002, the partners and associates of each of Torys LLP and Mayer, Brown, Rowe & Maw beneficially owned, directly or indirectly as a group, less than 1% of the restricted voting shares of Sherritt outstanding as of such date.

                                      A-85
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                               LEGAL PROCEEDINGS

    Based solely on the publicly filed documents of Fording, and without any further enquiry, neither the Offeror nor Sherritt is aware of any material litigation outstanding, threatened or pending as of the date hereof by or against Fording or related to its business which would be material to Shareholders in considering the Offer other than as described under "Overview of the MetCoal Company -- Law and Regulation".

    The Offeror is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Offeror or which would be material to Shareholders in considering the Offer.

             AUDITORS, EXCHANGE AGENT, TRANSFER AGENT AND REGISTRAR

    The auditors of Sherritt, the Canadian Coal Trust, SCAI and the MetCoal Company are or will be, as the case may be, Deloitte & Touche LLP, Toronto, Ontario.

    It is anticipated that the Exchange Agent for the Exchange Rights and the transfer agent and registrar for the Units will be CIBC Mellon Trust Company at its principal transfer office in Toronto, Ontario.

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                            GLOSSARY OF MINING TERMS

    "ANTHRACITE COAL" means a class of coal of the highest rank and having a heat value as high as 15,000 Btu per pound and primarily used for industrial and home heating processes.

    "BCM" means bank cubic metre, which represents one cubic metre of material measured prior to disturbance.

    "BITUMINOUS COAL" means a class of coal having heat values typically ranging from 10,500 to 14,000 Btu per pound, commonly used for utility and industrial steam purposes and in the steel-making industry for making coke or for injection into the blast furnace.

    "BTU" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

    "CMT" means a clean metric tonne, which represents one metric tonne of coal which has been prepared for sale in a preparation plant.

    "COAL RANK" means the classification of coal from lignite to anthracite based on heating capability, carbon content and other qualitative characteristics.

    "COKE" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

    "COKING COAL" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke.

    "DRAGLINE" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove overburden and coal materials a short distance in the surface mining process.

    "HAUL TRUCK" means a large, off-road truck used to haul overburden or coal on a mine site.

    "LIGNITE COAL" means a class of coal of the lowest rank and having a heat value ranging from 6,300 to 8,300 Btu per pound and used primarily for power generation and the making of char.

    "LOADER" means a large machine used to load coal or overburden.

    "METALLURGICAL COAL" means the various grades of coal suitable for carbonization used to make coke, or for pulverized coal injection into the blast furnace for steel manufacture.

    "NON-RESERVE COAL" means coal quantities that have not been economically evaluated or if evaluated, it has been concluded that those coal quantities cannot be economically mined based on current technology and market conditions.

    "OVERBURDEN" means materials that overlie a coal deposit.

    "PROCESSING PLANT" means a facility for crushing, sizing, or washing coal to prepare it for sale.

    "PULVERIZED COAL INJECTION" refers to that step in the integrated steel mill process where coal is pulverized and injected into a blast furnace. The grades of coal used in the process are generally metallurgical coals that are non-coking. In the integrated steel mill process, pulverized coal injection grade coal is used primarily as a heat source for partial replacement of the use of coke which is typically more expensive.

    "RECLAMATION" means the restoration of land and the surrounding environment of a mining site after the coal is extracted.

    "RESERVE" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

    "SEAM" means a three dimensional zone consisting of one or more layers of coal, which may be separated by one or more thin layers of rock.

                                      A-87
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    "SHOVEL" means a large electric or diesel powered machine used in the surface mining process to remove and load overburden or coal.

    "STEAM COAL" is the same as thermal coal.

    "STRIP RATIO" means the ratio of overburden materials to underlying coal, generally measured in cubic metres of overburden in place to tonnes of coal.

    "SUBBITUMINOUS COAL" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value generally ranging from approximately 8,300 to 11,500 Btu per pound, used primarily for generating electricity.

    "SURFACE MINE" means a mine in which the coal lies sufficiently near the surface to be extracted by removing the overburden.

    "SYNCLINE" means a series of flat-lying rock strata that over time has been folded into a trough-like structure within which coal seams may lie.

    "THERMAL COAL" means coal used for its heating value by power plant and industrial facilities to produce steam or process heat.

    "TONNE" means a metric ton which is equal to approximately 2,204.6 pounds.

    "VESSEL DEMURRAGE CHARGE" means a delay charge paid by coal shippers when an ocean-going vessel remains at the loading port for a longer period than agreed under the sales contract.

    "VOLATILES" or "VOLATILE MATTER" means that portion of coal that is driven off in gaseous and vapour form when coal is subjected to a standard heating test.

                                      A-88
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                               CONVERSION FACTORS

    Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and Imperial units of measure.

        To convert from                        To                           Multiply By
        ---------------                        --                           -----------
         Cubic metres                      cubic yards                         1.308
            Metres                            feet                             3.281
          Kilometres                          miles                            0.621
           Hectares                           acres                            2.471
           Kilograms                         pounds                            2.205
            Tonnes                         short tons                          1.102
            Tonnes                          long tons                          0.984
             KJ/kg                           Btu/lb                            0.430

                                   APPENDIX B
           INFORMATION CONCERNING SHERRITT INTERNATIONAL CORPORATION

                       SHERRITT INTERNATIONAL CORPORATION
                               TABLE OF CONTENTS

                                                                Page
                                                              --------
SHERRITT INTERNATIONAL CORPORATION..........................       B-3

SUMMARY DESCRIPTION OF BUSINESS OF SHERRITT INTERNATIONAL
  CORPORATION...............................................       B-3
  General...................................................       B-3
  Coal......................................................       B-3
  Metals....................................................       B-4
  Oil and Gas...............................................       B-5
  Electricity...............................................       B-6
  Communications............................................       B-7
  Other Investments.........................................       B-7

DESCRIPTION OF SHARE AND LOAN CAPITAL.......................       B-7
  Sherritt Shares...........................................       B-7
  Multiple Voting Shares....................................       B-8
  Sherritt Debentures.......................................       B-8

CONSOLIDATED CAPITALIZATION.................................       B-9

SUMMARY CONSOLIDATED FINANCIAL INFORMATION..................      B-10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................      B-12
  Introduction..............................................      B-12
  Overview..................................................      B-12
  Results for the nine months ended September 30, 2002
    compared with the nine months ended
    September 30, 2001......................................      B-13
  Results for year ended December 31, 2001 compared with the
    year ended December 31, 2000............................      B-20
  Results for year ended December 31, 2000 compared with the
    year ended December 31, 1999............................      B-26
  Liquidity and Capital Resources...........................      B-30
  Risks and Uncertainties...................................      B-32
  Critical Accounting Policies..............................      B-33
  Sensitivities.............................................      B-33
  Differences between Canadian GAAP and U.S. GAAP...........      B-34
  Recently Issued Accounting Standards......................      B-34

RISK FACTORS................................................      B-34
  Risks Related to Sherritt's Investments in Cuba...........      B-34
  The U.S. Embargo and the Helms-Burton Act.................      B-35

LEGAL MATTERS...............................................      B-36

AUDITORS....................................................      B-36

DOCUMENTS INCORPORATED BY REFERENCE.........................      B-36

GLOSSARY FOR APPENDIX B.....................................      B-38

CERTIFICATE OF SHERRITT INTERNATIONAL CORPORATION...........      B-39

                       SHERRITT INTERNATIONAL CORPORATION

    Sherritt International Corporation ("Sherritt"), formerly Sherritt International Corp., was incorporated on October 4, 1995 by articles of incorporation under the BUSINESS CORPORATIONS ACT (New Brunswick) (the "NBBCA"). The articles of incorporation were amended in October and November 1995 to provide for Sherritt's current name and capital structure. Its authorized capital consists of an unlimited number of restricted voting shares (the "Sherritt Shares") and 100 multiple voting shares (the "Multiple Voting Shares").

    Sherritt's principal and head office is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The following table sets out the relationship of Sherritt to its principal subsidiaries and investments and indicates their respective jurisdictions of incorporation or governing jurisdictions:

                                                                 Jurisdiction of             % of Voting
                                                                  Incorporation/           Securities Held
Name                                                          Governing Jurisdiction   (directly or indirectly)
----                                                          ----------------------   ------------------------
Luscar Energy Partnership (formerly Sherritt Coal
  Partnership)..............................................       Ontario                         50%
Luscar Energy Holdings Ltd..................................       Ontario                        100%
Luscar Ltd..................................................       Alberta                         50%
Luscar Coal Ltd.............................................       Alberta                         50%
Sherritt Power Corporation(1)...............................    New Brunswick                    49.7%
Sherritt International Oil and Gas Limited..................       Alberta                        100%
Moa Nickel S.A..............................................         Cuba                          50%
The Cobalt Refinery Company Inc.............................       Alberta                         50%
International Cobalt Company Inc............................       Bahamas                         50%
CNWL Oil (Espana) S.A.......................................        Spain                         100%
Sherritt International (Cuba) Oil and Gas Limited...........       Barbados                       100%
Sherritt International Investments (Cuba) Limited...........       Barbados                       100%
Telefonos Celulares de Cuba S.A.............................         Cuba                          40%
Procesadora de Soya, S.A....................................         Cuba                          49%

------------

(1) Sherritt also holds $60.2 million principal amount of 12.125% senior unsecured amortizing notes due 2007 issued by Sherritt Power Corporation, comprising approximately 33% of the outstanding notes as of the date hereof. The common shares of Sherritt Power are listed for trading on the TSX under the symbol "U".

     SUMMARY DESCRIPTION OF BUSINESS OF SHERRITT INTERNATIONAL CORPORATION

GENERAL

    Sherritt International Corporation is a diversified Canadian resource company with assets of approximately $2 billion that operates in Canada and internationally. Sherritt, directly or through its subsidiaries, has a 50% interest in Luscar Energy Partnership (which owns 100% of Luscar Ltd., Canada's largest coal producer), 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of the shares of Sherritt Power Corporation ("Sherritt Power"), which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food-processing, agriculture and tourism in Cuba.

COAL

    Sherritt's coal business consists of its 50% indirect interest in Luscar Energy Partnership and includes the sale of coal in domestic markets primarily for use as a fuel to generate electricity and the sale of export coal for use in steel making and as a fuel to generate electricity.

    On May 11, 2001, Sherritt Coal Partnership, a partnership between Sherritt and a subsidiary of OTPP, acquired a majority of the outstanding trust units ("Luscar Units") and convertible debentures ("Luscar Debentures") of Luscar Coal Income Fund. By June 29, 2001, Sherritt Coal Partnership had acquired the remaining Luscar Units and Luscar Debentures of the Luscar Coal Income Fund. The Luscar Coal Income Fund is an open-ended trust, which has invested in the securities of Luscar
Coal Ltd. ("Luscar Coal") and Luscar Ltd. (collectively, "Luscar").

    Following the acquisition, Sherritt Coal Partnership changed its name to Luscar Energy Partnership ("LEP"), and on October 5, 2001, Sherritt transferred its interest in LEP to a wholly-owned subsidiary.

    Sherritt's share of the total acquisition cost of the Luscar Coal Income Fund was $236 million, comprising cash consideration of $136 million and the issue of 25 million Sherritt Shares at an assigned value of $4.00 per Sherritt Share. In October 2001, as part of a refinancing, Luscar Coal issued
U.S.$275 million of 9.75% senior notes due October 15, 2011 (the "Luscar Notes"). The Luscar Notes are guaranteed as to principal and interest by LEP.

    The acquisition was accounted for by LEP using the purchase method of accounting. Sherritt's 2001 audited consolidated financial statements included its 50% proportionate interest in the results of LEP for the period from May 12, 2001 to December 31, 2001. Sherritt's share of operating earnings for this period was $20.2 million on revenues of $204.5 million. As at December 31, 2001, Sherritt's share of assets related to the coal business of Luscar was $769.3 million.

    Luscar is the largest coal producer in Canada and one of the largest coal producers in North America. Production from Luscar's mines was approximately 27 million tonnes for the first nine months of 2002 and 37 million tonnes for the 2001 year, approximately half of all Canadian coal production, based on tonnes produced. As of December 31, 2001, Luscar's proven coal reserves and probable coal reserves within operating mine permit areas and on development properties were 675 million tonnes and 29.6 million tonnes, respectively.

    All of Luscar's coal production and coal reserves at its existing mines are less than 1% sulphur by weight on average, which is considered to be low-sulphur coal. Many utilities use low-sulphur coal in their efforts to comply with environmental regulations for sulphur-dioxide emissions. Luscar Ltd. generates a substantial portion of its operating margin from long-term contracts with ATCO Electric Ltd., Saskatchewan Power Corporation and TransAlta Corporation, the major electricity generators in Alberta and Saskatchewan. Luscar services these contracts from four of its mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

METALS

    Sherritt's metals segment is comprised of its 50% indirect interest in a vertically-integrated commodity, nickel/cobalt metals business (the "Metals Enterprise") and its marketing and trading activities in commodity metals, as well as its fertilizer and utilities assets.

    The Metals Enterprise is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture between subsidiaries of Sherritt and General Nickel Company S.A., a Cuban company. Mixed sulphides containing nickel and cobalt are produced from ore mined and processed at Moa, Cuba. In 2001, the Metals Enterprise produced a record of 32,360 tonnes of nickel and cobalt in mixed sulphides. The mixed sulphides are shipped to Canada by sea, and then transported by rail to the metals refinery in Fort Saskatchewan, Alberta. The metals refinery produced record volumes for that facility of 29,225 tonnes of finished nickel and 2,943 tonnes of finished cobalt in 2001 and 23,432 tonnes of finished nickel and 2,200 tonnes of finished cobalt for the nine months ended September 30, 2002.

    The following table sets out the Metals Enterprises' estimates of its proven and probable ore reserves as at December 31, 2001.

                ESTIMATE OF ORE RESERVES AS AT DECEMBER 31, 2001

Classification                                                  Tonnes     % Nickel   % Cobalt
--------------                                                ----------   --------   --------
                                                              (millions)
Proven......................................................     33.8        1.24       0.14
Probable....................................................      2.4        1.18       0.13
                                                                 ----        ----       ----
Proven and Probable.........................................     36.2        1.24(1)    0.14(1)
                                                                 ----        ----       ----

------------

(1) Weighted average percentage.

    Sherritt also produces fertilizer products. Fertilizer revenue is largely derived from the sale of nitrogen fertilizers, and from sulphate fertilizers produced as a by-product of the metals refining process.

OIL AND GAS

    Sherritt explores for, develops and produces oil and natural gas from fields primarily located in Cuba and Spain.

    Sherritt holds indirect working interests varying from 40% to 100% in six exploration production-sharing contracts with Union Cubapetroleo ("Cupet"), a Cuban government agency, which involve the exploration for and development of new oil and gas reservoirs in Cuba, or the extension of the known field boundaries of existing reservoirs. Sherritt also holds 100% indirect working interests in four enhanced production-sharing contracts with Cupet, which require it to provide services and technical assistance to rework and enhance the production of selected wells, or to drill new wells in existing oil fields. The ten production-sharing contracts cover a total of 5.1 million gross acres with Sherritt's net acreage equal to 2.8 million acres. Oil produced in Cuba is currently sold to Petromax S.A., a Cuban company, at sales prices based on an international reference price for U.S. Gulf Coast Fuel Oil No. 6.

    Sherritt also has indirect working interests in various producing oil fields located in the Gulf of Valencia, off the coast of Spain and in the Ghauspur concession in Pakistan's central Indus Basin.

    Sherritt's share of oil production during 2001 averaged 20,735 barrels per day, 97% of which occurred in Cuba, and Sherritt's share of oil production for the nine months ended September 30, 2002, was 21,900 barrels per day, 97% of which occurred in Cuba.

    The following tables set out Sherritt's estimates of its total proved reserves for oil and the estimated present worth of such reserves (before income tax) as at December 31, 2001.

              ESTIMATE OF OIL RESERVES AS OF DECEMBER 31, 2001(4)
                                (thousands bbls)

                                                       Gross                             Net
                                                    ------------   -----------------------------------------------
                                                       Total           Proved             Proved           Total
Proved Reserves (constant price scenario)           Proved(1)(2)   Producing(1)(3)   Undeveloped(1)(3)   Proved(1)
-----------------------------------------           ------------   ---------------   -----------------   ---------
Cuba..............................................     52,659           19,550                 --         19,550
Spain.............................................      3,887              657                 --            657
                                                       ------           ------             ------         ------
Total.............................................     56,546           20,207                 --         20,207
                                                       ------           ------             ------         ------

------------

(1) PROVED RESERVES are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir. PROVED PRODUCING RESERVES are proved reserves that are actually in production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable of producing but is shut-in because its deliverability is not required to meet contract commitments. PROVED UNDEVELOPED RESERVES are reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(2) GROSS RESERVES means the total quantity of reserves, including royalties and other interests that can reasonably be expected to be recovered from the subject reservoir under current technology and existing economic conditions.

(3) NET PROVED PRODUCING AND NET PROVED UNDEVELOPED RESERVES are determined by deducting royalties and other interests from gross proved reserves. Such royalties are subject to change by legislation or regulation and can also vary depending upon production rates, selling prices and timing of initial production. Royalties and other interests includes the share of production allocated to the government of Cuba from time to time under the production-sharing contracts, other royalty payments to host governments and the participating interest share of production of Sherritt's joint venture partners.

(4) Estimates of the proved oil reserves attributable to Sherritt's interests were provided by McDaniel & Associates Consultants Ltd.

ESTIMATED PRESENT WORTH VALUES OF RESERVES BEFORE INCOME TAX AS OF DECEMBER 31,
                                      2001
                           (millions of U.S. dollars)

                                                                   Discounted at
                                                              -----------------------
                                                                  0%          10%
                                                              ----------   ----------
Total Proved Producing Reserves -- Cuba(1)(2)(3)............  U.S.$171.3   U.S.$131.4
Total Proved Producing Reserves -- Spain(1)(2)(3)...........         2.6          2.5
                                                              ----------   ----------
Total Proved Producing Reserves(1)(2)(3)....................  U.S.$173.9   U.S.$133.9
                                                              ----------   ----------

------------

(1) The definition of Proved Producing Reserves is set forth in footnote (1) in the above reserves table.

(2) Reflects Sherritt's net working interest share of reserves.

(3) In Cuba and Spain, no royalty is payable on Sherritt's net working interest share of reserves.

ELECTRICITY

    Sherritt owns four million common shares, or approximately 49.7% of the equity, of Sherritt Power. In addition, Sherritt owns $60.2 million principal amount ($75 million face amount) of 12.125% senior unsecured amortizing notes (the "Sherritt Power Notes") due 2007 issued by Sherritt Power (approximately 33% of the outstanding Sherritt Power Notes). Sherritt Power is a public company engaged in the power generation business. Its common shares are listed for trading on the TSX under the symbol "U".

    Through a wholly-owned subsidiary, Sherritt Power holds a one-third interest in Energas S.A. ("Energas"), a joint venture with two Cuban agencies, Union Electrica and Cupet. Energas was established to build and operate power generating facilities in Cuba. Sherritt Power has constructed and commissioned for Energas modern power plants at Varadero and Boca de Jaruco with a combined installed capacity of 131 megawatts ("MW"). These facilities are designed to produce low-cost reliable power utilizing natural gas from Cuba's petroleum fields. The plants also recover natural gas liquids and sulphur from the gas stream, providing a positive impact on air quality in the region. An existing 20 MW turbine located near the Varadero plant has been refurbished to utilize surplus natural gas from the present Varadero operations.

    Commissioning of the third phase of the Varadero facility has commenced, with first delivery of electricity to the Cuban grid expected in January 2003. This phase will expand the plant by 75 MW through the conversion to a combined cycle operation. Sherritt Power is also working with its Cuban partners to assess the possibility of installing additional generation capacity at the Boca site.

COMMUNICATIONS

    Sherritt holds a 40% indirect interest in Telefonos Celulares de Cuba S.A. ("Cubacel"), a Cuban joint venture among the Ministry of Information Technology and Communications of the Government of Cuba and private foreign investors. Cubacel is the sole provider of cellular communications within the 800 MHz band throughout Cuba. Cubacel's concession is for a period of 20 years from the date of institution of service in each region, subject to further extensions from the Ministry of Information Technology and Communications.

OTHER INVESTMENTS

    Procesadora de Soya, S.A. ("PDS") is a Cuba-based joint venture that has constructed and operates a 500 tonne per day soybean-based food-processing plant at Santiago de Cuba. Sherritt holds a 49% indirect interest in PDS, which produces crude soy oil, soy meal, flour, vegetable protein and lecithin for sale into the domestic and export markets. The other participant is Corporacion Alimentaria S.A., a Cuban company. The plant was commissioned in April 2001. During 2001, approximately 46,300 tonnes of soybeans were processed and in the first nine months of 2002, approximately 65,297 tonnes of soybeans were processed.

    Sherritt holds a 25% indirect interest in the concession for the Las Americas luxury beachfront hotel and bungalow complex located on the Hicacos peninsula in Varadero, Cuba. Sherritt also holds a 12.5% indirect interest in the Hotel Habana, a business-oriented hotel in Havana, Cuba. The Sol Melia hotel group of Spain manages the business operations of both hotel complexes. The Cuban participant in these hotel projects is Cubanacan.

    Sherritt holds a 50% indirect interest in a market garden joint venture with Acopio, a Cuban company, which operates under the trade name Sherritt Green. The joint venture operates a 200 hectare farm in Matanzas, Cuba.

    Sherritt owns 36,947,369 common shares of Anaconda Nickel Limited ("Anaconda"), which owns a 60% indirect interest in the Murrin Murrin nickel/cobalt project in West Australia. In 2001, Sherritt wrote down this investment by $23.4 million ($18.8 million after tax). During the third quarter of 2002, this investment was written down by a further $37.0 million
($29.8 million after tax). This investment had a book value of $6.4 million, which approximates the market value as at September 30, 2002. Under Canadian GAAP, this investment is valued at cost less any write-down for estimated non-temporary impairment in value. Sherritt continues to review the long-term net carrying value of this investment on a quarterly basis.

                     DESCRIPTION OF SHARE AND LOAN CAPITAL

    The authorized share capital of Sherritt consists of an unlimited number of Sherritt Shares and 100 Multiple Voting Shares. Currently there are
$600 million principal amount of Sherritt Debentures outstanding. The outstanding Sherritt Shares and Sherritt Debentures are listed for trading on the TSX under the symbol "S" and "S.DB", respectively. The following is a summary of the principal terms and conditions of the Sherritt Shares, Multiple Voting Shares and Sherritt Debentures. Reference should be made to the articles of incorporation of Sherritt for full particulars of the provisions attaching to the Sherritt Shares and Multiple Voting Shares.

SHERRITT SHARES

    Each holder of Sherritt Shares is entitled to receive notice of and to attend any meeting of the shareholders of Sherritt and is entitled to one vote in respect of each Sherritt Share held at such meetings. Each holder of Sherritt Shares is entitled to receive dividends, if, as and when declared by the board of directors of Sherritt and will participate equally in any distribution of the assets of Sherritt on its liquidation, dissolution or winding-up.

The Sherritt Shares do not have any pre-emptive rights, are not convertible or exchangeable into any other shares or securities and do not have any redemption, retraction, purchase for cancellation or surrender provisions or any sinking fund or purchase provisions.

    The NBBCA requires cumulative voting in respect of the election of directors of Sherritt, meaning that each holder of Sherritt Shares entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the Sherritt Shares held by that shareholder multiplied by the number of directors to be elected. A shareholder may cast all such votes in favour of one nominee or distribute them among the nominees in any manner.

    DIVIDEND POLICY

    During the second quarter of 2000, Sherritt initiated the payment of quarterly dividends on the Sherritt Shares. Dividends totalling $0.30 per share and $0.25 per share were paid in 2000 and 2001, respectively. In November 2001, Sherritt announced that due to the impact on its earnings of the decline in the prices of oil, nickel and cobalt, as well as the uncertain outlook for these commodities, Sherritt's board of directors had decided to discontinue payment of a quarterly dividend and to retain earnings to fund the growth of its business. The decision to pay dividends rests with Sherritt's board of directors, exercising its discretion from time to time, and may change as business conditions warrant.

MULTIPLE VOTING SHARES

    The Chairman of Sherritt, Ian W. Delaney, holds all of the Multiple Voting Shares, which give him sufficient votes to elect a majority of the directors of Sherritt under the cumulative voting provisions of the NBBCA. However, since their issuance in 1995, Mr. Delaney has not exercised the votes attached to the Multiple Voting Shares, with the result that the holders of the Sherritt Shares have elected the entire board of directors of Sherritt. The holder of the Multiple Voting Shares is not entitled to receive dividends and, in the event of any liquidation, dissolution or winding-up of Sherritt, the holder of the Multiple Voting Shares shall not be entitled to share in any distribution of the assets or property of Sherritt. The rights attaching to the Multiple Voting Shares are subject to limitations contained in the articles of incorporation of Sherritt. Specifically, except as specified in the NBBCA, the holder of Multiple Voting Shares is only entitled to vote in respect of matters relating to or in connection with the board of directors of Sherritt, and has no vote with respect to any other matter which may come before a meeting of shareholders. The articles also include a provision that the Multiple Voting Shares are non-transferable and automatically convert into Sherritt Shares on a share-for-share basis upon Mr. Delaney ceasing to be a director of Sherritt or upon the earlier of his incapacity, death or November 24, 2005.

SHERRITT DEBENTURES

    In November, 1996, Sherritt issued $675 million aggregate principal amount of 6% convertible unsecured subordinated debentures (the "Sherritt Debentures"). Sherritt has subsequently repurchased $75 million of the Sherritt Debentures, such that $600 million principal amount of Sherritt Debentures are currently outstanding. The Sherritt Debentures have a maturity date of December 15, 2006, and are convertible at the option of the holder into Sherritt Shares at a conversion price of $8.775 per Sherritt Share. The Sherritt Debentures are redeemable, provided that the trading price of Sherritt Shares reaches a certain limit. Subject to regulatory approval, Sherritt may, at its option, satisfy the obligation to pay interest on the Sherritt Debentures or repay the principal amount of the Sherritt Debentures on redemption or at maturity of the Sherritt Debentures in Sherritt Shares. If all of the Sherritt Debentures are converted into Sherritt Shares at the option of the holders thereof, up to 68,376,068 additional Sherritt Shares may be issued on or before December 14, 2006.

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated capitalization of Sherritt as at December 31, 2001 and September 30, 2002, as adjusted to give effect to the issuance of approximately 42,405,000 Exchange Rights, the maximum number which may be created and issued under the Enhanced Offer (the "Exchange Right Issuance"):

                                                                                    Outstanding as at
                                                                                    December 31, 2001
                                                                                   after giving effect
                                                              Outstanding as at      to the Exchange
                                                              December 31, 2001      Right Issuance
                                                              ------------------   -------------------
                                                                            (unaudited)
                                                                       (thousands of dollars)
Long-term debt (including current portion)..................      $  260,861           $  260,861

Exchange Rights
  Exchange Rights...........................................              --
  After giving effect to the maximum Exchange Rights
    Issuance, approximately 42,405,000 Exchange Rights(1)...                                   --
Minority interest in subsidiary companies...................           3,989                3,989

Shareholders' equity
  Sherritt Debentures.......................................         587,314              587,314
  Capital stock -- without par value, unlimited number
    authorized. Issued and outstanding -- 97.7 million
    Sherritt Shares and 100 Multiple Voting Shares..........         450,716              450,716
  Contributed surplus.......................................         199,787              199,787
  Retained earnings.........................................          79,041               79,041
                                                                  ----------           ----------
Total capitalization........................................      $1,581,708           $1,581,708
                                                                  ----------           ----------

------------

(1) Exchange Rights are exchangeable into Units of the Canadian Coal Trust.

                                                                                     Outstanding as at
                                                                                    September 30, 2002
                                                                                    after giving effect
                                                               Outstanding as at      to the Exchange
                                                              September 30, 2002      Right Issuance
                                                              -------------------   -------------------
                                                                             (unaudited)
                                                                       (thousands of dollars)
Long-term debt (including current portion)..................       $  257,044            $  257,044

Exchange Rights
  Exchange Rights...........................................               --
  After giving effect to the maximum Exchange Rights
    Issuance, approximately 42,405,000 Exchange Rights(1)...                                     --
Minority interest in subsidiary companies...................            4,736                 4,736

Shareholders' equity
  Sherritt Debentures.......................................          587,314               587,314
  Capital stock -- without par value, unlimited number
    authorized. Issued and outstanding -- 97.7 million
    Sherritt Shares and 100 Multiple Voting Shares..........          450,957               450,957
  Contributed surplus.......................................          199,787               199,787
  Retained earnings.........................................          107,457               107,457
                                                                   ----------            ----------
Total capitalization........................................       $1,607,295            $1,607,295
                                                                   ----------            ----------

------------

(1) Exchange Rights are exchangeable into Units of the Canadian Coal Trust.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The summary consolidated financial data set forth below should be read together with the consolidated financial statements of Sherritt and the related notes thereto in Appendix C to the Circular. The summary consolidated financial data for the nine month periods ended September 30, 2002 and September 30, 2001 are unaudited and include all adjustments considered necessary for a fair presentation of the results for those periods. Such interim results should not be relied upon as being indicative of results that may be expected for the full year.

                                              Nine Months Ended
                                                September 30,            Year Ended December 31,
                                            ---------------------   ----------------------------------
                                               2002        2001        2001         2000        1999
                                            ----------   --------   ----------   ----------   --------
                                                 (unaudited)
                                                 (thousands of dollars, except per share amounts)
RESULTS OF OPERATIONS
Revenue...................................  $  609,471   $447,642   $  636,618   $  480,355   $372,346
Operating earnings........................     105,326     64,552       78,455      120,304     67,085
Net earnings(1)...........................      45,816     60,817       51,595      115,570     66,601
EBITDA(2).................................     212,680    144,727      195,420      191,190    115,011
Earnings per restricted voting share:
  Basic...................................        0.29       0.52         0.34         1.38       0.60
  Diluted.................................        0.28       0.40         0.33         0.84       0.45
Weighted average number of shares - basic
  (thousands).............................      97,729     85,278       88,412       72,378     72,215

CASH FLOW DATA
Cash from operating activities............     208,778    111,875      152,537      129,169     89,979
Capital expenditures......................      92,857     84,920      113,567      116,343     87,818
Acquisition of business...................          --    136,039      136,039           --         --
Increase (decrease) in cash and cash
  equivalents.............................     123,640    (78,457)     (80,791)      27,136    (64,419)

BALANCE SHEET DATA
Cash and cash equivalents.................     232,643                 109,003      189,794
Total assets..............................   2,010,715               1,998,414    1,341,650
Long-term debt............................     257,044                 260,861           --
Shareholders' equity(3)...................   1,345,515               1,316,858    1,208,109

------------

(1) Net earnings for the year ended December 31, 2001 and nine months ended September 30, 2002 include a $18.8 million and $29.8 million after tax investment write-down, respectively.

(2) EBITDA is defined as earnings before net financing income (expense), income taxes, depletion and amortization and write-down of investments. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expense. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of EBITDA to net earnings follows in the table below.

(3) Includes $600 million principal amount of 6% convertible unsecured subordinated debentures that have a maturity date of December 15, 2006.

                                                Nine Months Ended
                                                  September 30,           Year Ended December 31,
                                               --------------------   --------------------------------
                                                 2002        2001       2001        2000        1999
                                               ---------   --------   ---------   ---------   --------
                                                   (unaudited)
                                                  (thousands of dollars, except per share amounts)
EBITDA.......................................  $ 212,680   $144,727   $ 195,420   $ 191,190   $115,011
Depletion and amortization...................   (109,758)   (81,067)   (118,768)    (71,228)   (50,379)
Write-down of investments....................    (37,000)        --     (23,441)         --         --
Amortization of goodwill.....................         --     (1,014)     (1,357)     (1,286)    (1,236)
Net financing income (expense)...............    (10,023)     8,256       4,437      29,045     26,924
Income taxes.................................    (10,083)   (10,085)     (4,696)    (32,151)   (23,719)
                                               ---------   --------   ---------   ---------   --------
Net earnings.................................  $  45,816   $ 60,817   $  51,595   $ 115,570   $ 66,601
                                               ---------   --------   ---------   ---------   --------

                                                Nine Months Ended
                                                  September 30,           Year Ended December 31,
                                               --------------------   --------------------------------
                                                 2002        2001       2001        2000        1999
                                               ---------   --------   ---------   ---------   --------
                                                   (unaudited)
                                                  (thousands of dollars, except per share amounts)
U.S. GAAP SUPPLEMENTAL DISCLOSURE
Net earnings.................................   $29,783    $37,267     $23,084    $104,045    $33,539
Earnings per restricted voting share:
  Basic......................................      0.30       0.44        0.26        1.44       0.46
  Diluted....................................      0.28       0.35        0.26        0.82       0.38

                                                                                    December 31,
                                                              September 30,    -----------------------
                                                                   2002           2001         2000
                                                              --------------   ----------   ----------
                                                               (unaudited)
                                                                       (thousands of dollars)
Total assets................................................    $2,011,089     $1,974,137   $1,307,501
Shareholders' equity........................................       708,587        657,279      575,722

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    The following discussion and analysis of Sherritt's financial results for the nine months ended September 30, 2002, year ended December 31, 2001 and year ended December 31, 2000 should be read in conjunction with the unaudited consolidated financial statements and related notes for the nine months ended September 30, 2002 and audited consolidated financial statements and related notes for the years ended December 31, 2001 and December 31, 2000.

    References to "Sherritt" in this section of the document refer to Sherritt International Corporation and its share of consolidated subsidiaries and joint ventures unless the context otherwise indicates. All references to "tonnes" are references to metric tonnes. All dollar references are in Canadian dollars unless otherwise specifically indicated. References to "$" or "Cdn$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

OVERVIEW

    Sherritt, with assets of approximately $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, has interests in the following businesses: coal, metals, oil and gas, power generation, telecommunications, soybean-based food processing, agriculture and tourism.

    Sherritt's 97.8 million Sherritt Shares and Sherritt Debentures trade on the TSX under the symbols "S" and "S.DB", respectively.

    The Coal business is comprised of Sherritt's 50% indirect interest in LEP, which is jointly owned with a subsidiary of OTPP. During the second quarter of 2001, LEP acquired Luscar Coal Income Fund and its subsidiaries, Luscar Coal and Luscar Ltd. Luscar Ltd., an established, cost-efficient coal producer, holds significant developed and undeveloped low-sulphur coal reserves and resources, primarily in western Canada. Revenue is derived from the production and sale of coal in domestic and export markets primarily for use as fuel to generate electricity and produce coke for use in steel making.

    The Metals business comprises Sherritt's 50% indirect interest in the Metals Enterprise. The Metals Enterprise is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture with General Nickel Company S.A. ("GNC"), a Cuban company. Mixed sulphides containing nickel and cobalt are produced by the mining and processing facilities at Moa, Cuba. The mixed sulphides are shipped to Canada by sea, and then transported by rail to the metals refinery in Fort Saskatchewan. Sherritt's Metals business also owns 100% of certain fertilizer, utilities and other assets located in Fort Saskatchewan, Alberta, which provide the metals refinery with certain essential inputs and produce agricultural fertilizer for sale primarily into western Canada.

    The Oil & Gas business has oil fields in Cuba and Spain. Approximately 97% of Sherritt's oil sales volume is from fields in Cuba, where Sherritt is the largest foreign producer of oil in the country. Sherritt also has various interests in exploration including Cuba, Spain and Pakistan.

    Other businesses are comprised of:

    - Power generation, a 49.7% interest in the shares, and $60.2 million principal amount of Sherritt Power Notes ($75 million face amount), which has financed, constructed and is operating gas-fired electricity generating plants in Cuba;

    - Telecommunications, an indirect 40% interest in Cubacel, which provides cellular services in Cuba;

    - Soybean-based food processing, a 49% indirect interest in a joint venture which operates a soybean-based food processing facility in Santiago de Cuba;

    - Tourism, a 25% indirect interest in a resort hotel in Varadero, Cuba and a 12.5% indirect interest in a business-oriented hotel in Havana, Cuba; and

    - Agriculture, a 50% indirect interest in a 200-hectare market-garden business in Cuba.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2001

    SUMMARY OF CONSOLIDATED RESULTS

    Sherritt generated net earnings of $45.8 million or $0.29 per Sherritt Share for the first nine months of 2002 compared with $60.8 million or $0.52 per Sherritt Share for the first nine months of 2001. Strong operating earnings for the period were reduced by a $37.0 million ($29.8 million after tax) write-down of Sherritt's investment in Anaconda, a nickel mining company, to reflect recent developments in Anaconda's financial restructuring. Excluding the impact of the Anaconda investment write-down, earnings for the nine months were $75.6 million or $0.60 per Sherritt Share.

    The increase in net earnings for the nine month period, excluding the Anaconda investment write-down, reflected higher earnings by the Metals and Oil and Gas businesses due to higher nickel and oil prices, respectively, partly offset by higher financing expenses and lower earnings from the Coal business.

    Consolidated revenue for the nine months ended September 30, 2002 was $609.5 million, up by $161.8 million over the same period in 2001. The inclusion of results from the Coal business for the full nine months contributed to $105.0 million of this increase with the remaining increase primarily resulting from higher Metals and Oil and Gas revenue, reflecting higher realized nickel and oil prices and higher sales volumes.

    Operating, selling, general and administrative costs were $387.3 million for the first nine months of 2002 compared with $296.9 million for the same period in 2001. The $90.4 million increase reflected the inclusion of costs from the Coal and soybean-based food processing businesses for the full nine months of 2002, partly offset by lower operating costs in the Metals business.

    Depletion and amortization expense for the nine months ended September 30, 2002 was $109.8 million compared with $81.1 million for the same period in 2001. The $28.7 million increase reflected the inclusion of results of the Coal business for the full nine months and higher depletion and amortization rates in the Oil and Gas business.

    A net financing expense of $10.0 million was incurred for the nine months ended September 30, 2002 compared with net financing income of $8.3 million for the same period in 2001. The higher net expense resulted from the inclusion of Luscar Coal's indebtedness for the full nine months of 2002 and lower interest income due to lower average cash balances and interest rates.

    Excluding the impact of the Anaconda Nickel write-down, Sherritt's effective tax rate was 19% for the nine months ended September 30, 2002 compared with 14% for the prior year period. The increase in the effective tax rate primarily resulted from higher earnings in the Metals business, which is taxed at a higher rate than the Oil & Gas business.

    Cash and cash equivalents totaled $232.6 million at September 30, 2002. For the nine months ended September 30, 2002, cash from operating activities before working capital changes was $173.4 million, $33.2 million higher than the prior year period. Non-cash working capital changes contributed $35.4 million during the nine-month period, primarily reflecting lower accounts receivable. Significant cash usages during the nine months included capital expenditures ($92.9 million), convertible debenture interest payments ($18.0 million) and reductions in debt ($6.6 million).

    OUTLOOK

    In the Coal business, thermal coal supplied by Luscar to mine-mouth power plants for the fourth quarter is expected to remain close to levels experienced during the third quarter. Weak spot prices for export thermal coal experienced in the second and third quarters have recently shown some improvement. Luscar's inventory levels for such coal are above normal levels and are expected to decrease as the market improves. These markets are being closely monitored to maintain a reasonable balance between production and sales. Metallurgical coal production to the end of the year and into the first quarter of 2003 is committed to customers under contracts at firm prices. Overall, Luscar's sales volumes in the fourth quarter are expected to equal the quarterly average experienced to date. During 2002, overburden removal costs at Line Creek mine are higher than in prior years. To increase mine capacity, a higher volume of overburden is being removed, for which the related coal production will increase in due course. Also, to improve the efficiency of operations, the Line Creek mine is removing additional overburden to rectify a backlog created prior to Luscar's acquisition of the mine in 1998. Over the next two years, cash flow from the Line Creek mine is expected to improve significantly as the mining ratio decreases from the current level of 13.2 BCM per tonne to the life of mine mining ratio of 9.9 BCM per tonne. Capital expenditure expectations for the Coal business remain at $25 million for the year.

    Fourth quarter finished nickel and cobalt production volumes are anticipated to meet or exceed quarterly production volumes achieved to date this year. Capital expenditures by the Metals business in the fourth quarter are forecast at $9 million, as a number of smaller projects will be completed. This will bring annual capital expenditures by Metals to approximately $15 million.

    Sherritt's net oil production is expected to remain relatively steady for the balance of the year. Oil and Gas capital expenditures are expected to be $100 million for the year, mainly focused on continued development of Cuban properties, facilities and seismic commitments.

    On October 25, 2002, Sherritt Coal Acquisition Inc., a corporation wholly-owned by Sherritt Coal Partnership II, the partners of which are two wholly-owned subsidiaries of Sherritt and Ontario Teachers' Pension Plan Board, respectively made an offer (the "Original Offer") to purchase all of the outstanding common shares of Fording at a price of $29 per share. The Original Offer was subject to a number of conditions including there being validly deposited under the Original Offer and not withdrawn at the Expiry Time at least 66 2/3% of the outstanding common shares of Fording (calculated on a diluted basis) and the receipt of customary regulatory approvals, including under the COMPETITION ACT (Canada). Sherritt Coal Acquisition Inc. and Sherritt Coal Partnership II have agreed to pay certain advisory and other fees in connection with this transaction.

    Fording is the largest producer of metallurgical coal in Canada, with three bituminous coal mines in southern British Columbia. Their metallurgical coal, which is primarily used in the manufacture of steel, is exported to many countries around the world. Fording has Alberta mining operations that supply thermal coal to electric utilities in Alberta. They are also the world's largest producer of the industrial mineral wollastonite.

    Sherritt has an agreement with a third party, which provides Sherritt with the right, at any time prior to April 30, 2003, to sell special warrants to the third party for cash by way of private placement, subject to regulatory approval. Each special warrant would be exercisable by the holder to acquire one Sherritt Share for no additional consideration. The maximum number of special warrants issuable under the option agreement is the lesser of $30 million divided by the purchase price and 5% of the aggregate number of Sherritt Shares that would be outstanding after giving effect to the exercise of the special warrants. Upon exercise of the option, Sherritt is obliged to, among other things, file a prospectus qualifying the issuance of Sherritt Shares upon exercise of the special warrants. The special warrants would be automatically exercised upon receipt of regulatory approval of this prospectus.

                                      COAL

                                                               Nine Months
                                                                  Ended          May 12 to
                                                              September 30,    September 30,
                                                                   2002           2001(3)
                                                              --------------   --------------
                                                                        (unaudited)
FINANCIAL (thousands of dollars)(1)
Revenue.....................................................     $229,200         $124,177
Operating, selling, general and administrative..............      178,774           94,268
                                                                 --------         --------
                                                                   50,426           29,909
Depletion and amortization..................................       32,036           16,548
Provision for site restoration and abandonment..............        5,166            2,544
                                                                 --------         --------
Operating earnings..........................................     $ 13,224         $ 10,817
                                                                 --------         --------

CAPITAL EXPENDITURES(1).....................................     $ 16,839         $  4,870

SALES VOLUMES (thousands of tonnes)(1)
Domestic coal(2)............................................       11,764            6,085
Export coal.................................................        1,708              915
                                                                 --------         --------
                                                                   13,472            7,000
                                                                 --------         --------
REALIZED PRICES (per tonne)
Domestic coal...............................................     $  11.46         $  12.04
Export coal.................................................        55.25            55.76

------------

(1) Represents Sherritt's 50% share of LEP.

(2) Primarily comprises sale of thermal coal to domestic power-generating utilities and contract mining operations.

(3) LEP was formed on February 20, 2001 and acquired Luscar Coal Income Fund and related companies on May 11, 2001.

    Operating earnings from the coal business were $13.2 million on revenues of $229.2 million for the nine months ended September 30, 2002.

    Domestic revenue for the nine months ended September 30, 2002 was $134.8 million. A significant part of domestic revenue is derived from the supply of thermal coal to major Canadian electric utilities by mine-mouth operations located at or near power generating facilities in Alberta and Saskatchewan. These mine-mouth operations are exclusive suppliers to the generating facilities they supply and revenues are escalated pursuant to the terms of long-term contracts. Other domestic revenues are derived from short-term contracts for the sale of coal to industrial customers and other electric utilities, as well as from the Highvale mine under a mining contract that will terminate on December 31, 2002.

    Domestic operating margins for the nine months ended September 30, 2002 were $3.45 per tonne, and for the period May 12 to September 30, 2001 were $3.90 per tonne. The decrease was primarily due to the increased proportion of low margin shipments from Highvale and reduced sales to the Milner generating station and Ontario Power Generation.

    Export revenue for the nine months ended September 30, 2002 was $94.4 million compared with $51.0 million during the shorter period last year. Export revenue is derived from the sale of metallurgical and thermal coal sold to customers outside of Canada. Year over year, production capacity has increased at the Line Creek mine, offsetting lower production from the Luscar mine, where reserves will be largely depleted by the end of 2003. Compared with 2001, average realized export prices decreased slightly as higher metallurgical coal prices were offset by lower prices for export thermal coals. Market fundamentals for metallurgical coals are solid. However export thermal coal markets are in a cyclical downturn caused by oversupply and intense competition among major producers.

    Export operating margins for the nine months ended September 30, 2002 were $5.01 per tonne, and for the period May 12 to September 30, 2001 were $6.17 per tonne. The decrease reflects lower export thermal coal prices, a lower proportion of higher priced metallurgical coal in the sales mix, and higher production costs from the final pits at the Luscar mine, where coal reserves will be largely depleted during 2003.

    Capital expenditures amounted to $16.8 million for the nine months ended September 30, 2002 compared with $4.9 million during the shorter period in 2001. In addition to capital spending to maintain and upgrade mine operations, the 2002 capital program includes a dragline tub replacement at the Poplar River mine, replacement of equipment used in reclamation at the Boundary Dam mine, and the implementation of new business systems.

    Luscar was unsuccessful in its bid for a new five-year contract to mine TransAlta Corporation's Highvale and Whitewood mines. Luscar will continue to mine at Highvale until December 31, 2002 and demobilization costs will be paid by TransAlta. The impact of this event on Sherritt's earnings is not expected to be significant, due to the low-margin nature of the contract, although coal sales will be reduced by approximately 6.5 million tonnes annually.

                                     METALS

                                                               Nine Months Ended
                                                                 September 30,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                  (unaudited)
FINANCIAL (thousands of dollars)(1)
Revenue.....................................................  $192,690   $174,889
Operating, selling, general and administrative..............   145,473    152,580
                                                              --------   --------
                                                                47,217     22,309
Depletion and amortization..................................    14,929     13,875
Provision for site restoration and abandonment..............       782      1,317
                                                              --------   --------
Operating earnings..........................................  $ 31,506   $  7,117
                                                              --------   --------

CAPITAL EXPENDITURES(1).....................................  $  5,619   $  9,957

SALES VOLUMES(1)
Nickel (thousands of pounds)................................    26,449     23,850
Cobalt (thousands of pounds)................................     2,489      2,375
Fertilizers (tonnes)........................................   173,880    152,669

PRODUCTION VOLUMES (tonnes)(1)
Mixed sulphides containing nickel and cobalt................    12,612     12,372
Nickel......................................................    11,716     10,539
Cobalt......................................................     1,100      1,067

REALIZED PRICES (per pound)
Nickel......................................................  $   4.76   $   4.16
Cobalt......................................................     11.33      16.32

AVERAGE REFERENCE PRICES (U.S. per pound)
Nickel......................................................  $   3.02   $   2.83
Cobalt......................................................      7.08      10.33

------------

(1) Represents Sherritt's 50% share of the Metals Enterprise, Sherritt's marketing and trading activities in commodity metals and its fertilizer and utilities assets.

    The Metals segment achieved operating earnings of $31.5 million on revenue of $192.7 million during the first nine months of the year compared with operating earnings of $7.1 million on revenue of $174.9 million for the first nine months of 2001. The significant improvement in operating results largely reflected higher nickel prices and sales volumes, higher cobalt sales volumes and lower production costs, partially offset by lower cobalt prices.

    Results for the first nine months of 2002 were negatively impacted by a $4.1 million bad debt provision made in the second quarter as the result of the compulsory liquidation of a customer in Europe alleged to have been engaged in a complex fraud involving receivables and inventory, which could result in significant losses by several major international banks and corporations.

    The London Metal Exchange ("LME") cash price for nickel averaged U.S.$3.02 per pound for the nine month period, up from U.S.$2.83 per pound for the same period in 2001, helped by strong demand from the stainless steel industry. The Metal Bulletin ("MB") 99.3% free market cobalt price averaged U.S.$7.08 per pound for the nine month period, down from U.S.$10.33 per pound during the same period last year. The lower cobalt prices realized were partially a result of lower global demand in the super alloy market.

    The Moa mining and processing facilities produced a total of 25,223 tonnes of nickel plus cobalt contained in mixed sulphides in the first nine months of 2002, up by 479 tonnes from the 24,744 tonnes produced during the first nine months of 2001. Continued operational stability and higher ore grade contributed to the higher production compared with the same period last year.

    The Fort Saskatchewan refinery produced a total of 23,431 tonnes of finished nickel for the first nine months of 2002, compared with 21,078 tonnes in the same period last year, while total finished cobalt production for the nine months ended September 30, 2002 was 2,199 tonnes compared with 2,135 tonnes during the same period last year. The increase in nickel and cobalt production reflected strong performance by the refinery, allowing higher quantities of mixed sulphides to be processed.

    Operating earnings of $3.5 million were generated from the sale of fertilizer products during the nine months ended September 30, 2002 compared with an operating loss of $2.7 million during the same period in the previous year. The improved operating results were due largely to higher ammonium sulphate sales volumes and prices, and lower energy costs compared with the same period last year, partially offset by lower anhydrous ammonia sales due to the drought conditions in western Canada.

    Capital expenditures of $5.6 million incurred during the nine months were primarily directed towards maintaining and upgrading plant operations and efficiency improvements.

                                  OIL AND GAS

                                                               Nine Months Ended
                                                                 September 30,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                  (unaudited)
FINANCIAL (thousands of dollars)
Revenue.....................................................  $161,649   $131,652
Operating, selling, general and administrative..............    29,169     28,109
                                                              --------   --------
                                                               132,480    103,543
Depletion and amortization..................................    54,613     42,399
Provision for site restoration and abandonment..............     1,150      1,256
                                                              --------   --------
Operating earnings..........................................  $ 76,717   $ 59,888
                                                              --------   --------

CAPITAL EXPENDITURES........................................  $ 68,909   $ 65,027

GROSS WORKING INTEREST PRODUCTION (thousands of barrels)
Cuba(1).....................................................     9,826      7,783
Spain.......................................................       166        204
                                                              --------   --------
                                                                 9,992      7,987
                                                              --------   --------
NET SALES VOLUME (thousands of barrels)
Cuba(2).....................................................     5,809      5,270
Spain.......................................................       166        204
                                                              --------   --------
                                                                 5,975      5,474
                                                              --------   --------
REALIZED PRICES (per barrel)
Cuba........................................................  $  26.27   $  22.74
Spain.......................................................     36.98      39.27

AVERAGE REFERENCE PRICES (U.S. per barrel)
U.S. Gulf Coast Fuel Oil No. 6..............................  $  20.18   $  17.75

------------

(1) In the first quarter of 2002, Sherritt changed its presentation of Cuban oil production from gross operated production to gross working interest production. Gross operated production represents oil production before allocation to joint venture partners and agencies of the Cuban Government. Gross working interest production refers to oil production after allocation to joint venture partners but before allocation to agencies of the Cuban Government. Prior period production numbers have been restated to conform to this new disclosure methodology.

(2) Gross working interest production in Cuba is allocated to Sherritt and agencies of the Cuban Government in accordance with participation and production-sharing contracts. Net working interest production or net sales volumes represents Sherritt's share of gross working interest production. Net working interest production for each production-sharing contract comprises profit oil (which is based upon a negotiated percentage) and cost recovery oil (which is based upon Sherritt's development and operating costs). Development and operating costs, upon certification by agencies of the Cuban Government, are accumulated in cost recovery pools by each production-sharing contract and reduced by allocation of produced oil to Sherritt. Production allocated to agencies of the Cuban Government is considered to be a royalty interest.

    The Oil and Gas business generated revenue for the nine month period of $161.6 million, $29.9 million higher than the same period last year. The increase in revenue reflected higher realized oil prices and higher sales volume in Cuba. Operating earnings for the nine months were $76.7 million, $16.8 million higher than the prior year period, as higher revenue and lower unit operating costs were partly offset by higher depletion and amortization rates.

    Depletion and amortization expense, based on Sherritt's share of oil produced was $9.14 per barrel for the first nine months of 2002 compared with $7.75 per barrel for first nine months of 2001. The increase in the per-barrel expense primarily reflected capital expenditures and reserve adjustments during the period.

    Gross working interest oil production in Cuba for the nine months was 35,992 barrels per day, a 26% increase over the same period last year. The increased production came from new wells in the Puerto Escondido, Yumuri, Varadero and Canasi oil fields. Sherritt's net working interest oil production in Cuba during the nine months was 21,279 barrels per day compared with 19,304 barrels per day for the prior year period. Natural declines during the nine months contributed to a 19% decrease in production from Spain in comparison with the same period in 2001.

    The average realized oil price for the first nine months of 2002 was $26.57 per barrel compared with $22.97 per barrel for same period in 2001. The
U.S. Gulf Coast Fuel Oil No. 6 average reference price was U.S.$20.18 per barrel for the nine months compared with U.S.$17.75 per barrel for the same period in 2001.

    Sherritt completed eleven development wells and two exploration wells in Cuba during the nine months ended September 30, 2002. Development drilling was primarily concentrated in the Yumuri, Canasi and Puerto Escondido fields. In the Majaguillar East area of Block 9, the Majaguillar East 1 exploration well was completed during the second quarter but produced at uneconomic rates. In the Via Blanca West area of Block 7, an exploration well was suspended during the third quarter after experiencing drilling difficulties and failing to encounter the expected reservoir. During the fourth quarter of 2002, the Castillo No. 1 exploration well was drilled in Block 9 but did not encounter the expected reservoir and was abandoned.

    During the third quarter of 2002, Sherritt signed a production sharing contract with the Cuban state oil company for exclusive exploration rights on four blocks in the deepwater economic zone in the Cuban sector of the Gulf of Mexico. Approximately two million undeveloped acres are covered under these new blocks. Sherritt intends to acquire and evaluate new seismic data over the remainder of 2002 and 2003. Subsequently, Sherritt will assess the prospects for proceeding further.

    Sherritt anticipates drilling two additional development wells in the fourth quarter of 2002 in the Puerto Escondido and Varadero fields.

                                OTHER BUSINESSES

                                                               Nine Months Ended
                                                                 September 30,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                  (unaudited)
FINANCIAL (thousands of dollars)
Revenue.....................................................  $ 25,932   $ 16,924
Operating, selling, general and administrative..............    20,341     10,711
                                                              --------   --------
                                                                 5,591      6,213
Depletion and amortization..................................     5,559      5,157
                                                              --------   --------
Operating earnings..........................................  $     32   $  1,056
                                                              --------   --------
SHARE OF LOSS OF EQUITY INVESTMENTS.........................  $ (1,657)  $    (44)

CAPITAL EXPENDITURES........................................     1,097      4,873

    Operating earnings from Other Businesses were essentially breakeven compared with earnings of $1.1 million for the first nine months of 2001, primarily reflecting lower earnings from the communications business. Increases in Sherritt's share of equity losses reflected lower income from the hotel operations due to lower occupancy. In addition, Sherritt Power had lower earnings as a result of scheduled maintenance at the Energas plants and increased financing costs, as construction of the combined cycle phase at the Varadero site nears completion. Commissioning of this final phase is underway and expected to be in operation in January 2003, which will add 75 MW of net power capacity for a total contracted capacity of 226 MW.

    As a result of delays in construction of the combined cycle phase, which has delayed the expected revenue stream from this phase and increased capital costs, Sherritt Power, together with Sherritt, is evaluating various alternatives which are required to provide for the necessary financial flexibility to meet the scheduled repayment under its Notes in March 2003 and to provide the funds to invest in gas related infrastructure and additional power capacity.

RESULTS FOR YEAR ENDED DECEMBER 31, 2001 COMPARED WITH THE YEAR ENDED
  DECEMBER 31, 2000

    HIGHLIGHTS OF 2001

    Sherritt continued to develop its existing operations and expand its asset base during 2001.

    Sherritt has a 50% indirect interest in LEP, a partnership with a subsidiary of OTPP. During the second quarter, the partnership acquired Luscar Coal Income Fund and its subsidiaries, Luscar Coal and Luscar Ltd., a Canadian coal producer. Sherritt's share of the total acquisition cost was $236 million, comprising cash consideration of $136 million and the issue of 25 million Sherritt Shares at an assigned value of $4.00 per share. These transactions are more fully described in the 2001 consolidated financial statements of Sherritt.

    In October 2001, Luscar Coal issued at par, U.S.$275 million of the 9.75% Luscar Notes, due October 15, 2011, the proceeds of which were used to repay Luscar Coal's existing bank indebtedness and increase its cash position to fund operations and future growth. At the same time, Luscar Coal obtained a $100 million 364-day secured revolving bank credit facility.

    The Metals refinery achieved record finished nickel production of 29,225 tonnes and, for the sixth consecutive year, record finished cobalt production of 2,943 tonnes. At the Moa facility, production of nickel plus cobalt contained in mixed sulphides was a record for the second consecutive year.

    The Oil and Gas operations continued its successful development along the north coast of Cuba, achieving record oil production for the fifth consecutive year.

    In March 2001, Sherritt Power obtained approval from holders of the Sherritt Power Notes to amend the trust indenture governing its $225 million of Sherritt Power Notes, including $75 million held by Sherritt. The amendment enabled Sherritt Power to accelerate the first amortization of Sherritt Power Notes to March 31, 2001 and extended the schedule for future amortizations, in exchange for a consent premium and a higher interest rate. Accordingly, Sherritt now holds $60.2 million principal amount of Sherritt Power Notes. These changes are expected to provide Sherritt Power with sufficient cash resources to pursue future incremental growth opportunities.

    Commissioning of the 500-tonne per day soybean-based food processing facility in Santiago de Cuba commenced in March 2001. The facility is now producing a full range of soybean-based products.

    SUMMARY OF CONSOLIDATED RESULTS

    Consolidated net earnings for 2001 were $51.6 million or $0.34 per Sherritt Share compared with $115.6 million or $1.38 per Sherritt Share in 2000. Results for the year included a $23.4 million ($18.8 million after tax) write-down of Sherritt's investment in Anaconda and a $6.8 million ($4.4 million after tax) ceiling test write-down of oil properties in Spain. Excluding the impact of these adjustments, consolidated net earnings were $74.8 million or $0.60 per Sherritt Share. The reduction in earnings largely reflected a lower contribution from the Metals business and lower net financing income, partly offset by operating earnings from the Coal business.

    Consolidated revenue reached a record $636.6 million in 2001, a $156.3 million or 33% increase from the $480.4 million achieved in 2000. The Coal business contributed $204.5 million of revenue during the period from May 12 to December 31, 2001. Metals revenue declined by $68.8 million compared with the prior year to $230.3 million due to lower nickel and cobalt realized prices and lower fertilizer sales volumes. Revenue from the Oil and Gas operations increased by $11.5 million reflecting an 18% increase in sales volume, offset by lower average realized prices.

    Operating, selling, general and administrative costs of $431.9 million were $146.6 million or 51% higher than in 2000, primarily due to the inclusion of expenses from the Coal business.

    Depletion and amortization expense was $118.8 million in 2001 compared with $71.2 million in 2000. Approximately $27.4 million of the increase arose from inclusion of the Coal business. The remaining increase primarily comprised higher depletion and amortization in the Oil and Gas business and a $6.8 million ceiling test write-down of oil properties in Spain.

    Net financing income comprised interest income, interest expense and foreign exchange gains, and decreased by $24.6 million in 2001 to $4.4 million. Interest income of $15.6 million was $10.6 million lower than the prior year, reflecting lower average cash balances and lower interest rates. Sherritt's cash equivalents and short-term investments earned a weighted average interest rate of 4.4% in 2001 compared with 5.5% in 2000. An interest expense of $16.8 million was recognized in 2001, largely comprising interest on debt of the Coal business and Sherritt's other working capital facilities. Foreign exchange gains were $5.4 million in 2001 compared with $3.4 million in 2000, reflecting a stronger U.S. dollar.

    Sherritt's effective tax rate was 8% in 2001 compared with 22% in 2000. Excluding the impact of the Anaconda and Spanish ceiling test write-downs, Sherritt's effective tax rate was 14%. The decrease in the effective tax rate was primarily due to a higher proportion of net earnings generated by the Oil and Gas business, which is taxed at a comparatively low effective rate.

    Cash and cash equivalents at December 31, 2001 totaled $109.0 million compared with $189.8 million at the end of 2000.

    Cash from operating activities before working capital changes was $195.1 million in 2001 compared with $193.2 million in 2000. Working capital increased by $42.5 million during the year primarily due to an increase in Cuban oil receivables following the extension of credit terms that was provided in late 2000, combined with a $32 million collection scheduled for December 2001 that was not received until January 2002. The increase in oil receivables was partly offset by lower Metals receivables, reflecting lower commodity prices.

    Significant uses of cash during 2001 included $136.0 million for Sherritt's share of the Luscar acquisition, capital expenditures of $113.6 million, convertible debenture interest payments of $36.0 million, dividends of $21.8 million and a $7.8 million investment in Anaconda under a rights offering.

    Sherritt's total assets at December 31, 2001 were $2.0 billion. Increases in assets and liabilities from December 31, 2000 largely reflected Sherritt's share of net assets of the Coal business acquisition. In addition, short-term advances and loans receivable increased by $37.2 million to $42.2 million primarily reflecting $19.6 million advanced to Sherritt Power under the Cash Flow Assurances Agreement dated March 1998 and working capital financing provided to joint ventures. Excluding the Luscar acquisition, accounts receivable increased by approximately $35.9 million mainly due to higher oil receivables. A
$35.0 million reduction in investments during 2001 to $143.4 million resulted from the Anaconda investment write-down and a reduction in the Sherritt Power investment due to the amendment to the trust indenture for the Sherritt Power Notes, partly offset by the additional investment in Anaconda. The increase in long-term future income tax assets from $19.9 million in 2000 to $27.7 million in 2001 primarily comprised the recognition of the benefit of additional tax losses during the year.

                                      COAL

                                                                May 12 to
                                                              December 31,
                                                                 2001(3)
                                                              -------------
FINANCIAL (thousands of dollars)(1)
Revenue.....................................................    $204,450
Operating, selling, general and administrative..............     152,022
                                                                --------
                                                                  52,428
Depletion and amortization..................................      27,425
Provision for site restoration and abandonment..............       4,850
                                                                --------
Operating earnings..........................................    $ 20,153
                                                                --------

CAPITAL EXPENDITURES(1).....................................    $  8,303

SALES VOLUMES (thousands of tonnes)(1)
Domestic coal(2)............................................      10,030
Export coal.................................................       1,479
                                                                --------
                                                                  11,509
                                                                --------
REALIZED PRICES (per tonne)
Domestic coal...............................................    $  11.99
Export coal.................................................       56.94

------------

(1) Represents Sherritt's 50% share of LEP.

(2) Primarily comprises sale of thermal coal to domestic power-generating utilities and contract mining operations.

(3) LEP was formed on February 20, 2001 and acquired Luscar Coal Income Fund and related companies on May 11, 2001.

    For the period from May 12 to December 31, 2001, operating earnings were $20.2 million on revenues of $204.5 million.

    Domestic revenue of $120.3 million was mostly derived from the supply of thermal coal to major Canadian electric utilities from mines located at or near power-generating facilities. Such sales were made under long-term coal supply agreements, which expire at varying times between 2009 and 2026. Prices under these contracts do not fluctuate based on the prices of other coals, competing fuels or electricity and tend to be stable. Prices are generally adjusted annually for inflation and certain other factors. Demand for electricity remained strong in western Canada throughout 2001, of which the power-generation facilities supplied by these mines form a significant part of the base load. Domestic revenues were also derived from shorter-term contracts for the sale of coal to industrial customers, other power-generators and contract mining at the Highvale mine. Domestic operating margins for the period May 12 to December 31, 2001 were $42.0 million or $4.19 per tonne.

    Export revenue of $84.2 million was derived from metallurgical and thermal coal sold to customers outside of Canada. Export operating margins for the period from May 12 to December 31, 2001 were $8.7 million or $5.90 per tonne. Realized prices from the export market improved significantly during 2001 after declining in the previous four years. The full benefit of higher prices was partly offset by increased transportation and energy costs incurred by the export mining operations. Operating results were also impacted by lower productivity at the Line Creek mine during the negotiation period prior to the successful contract settlement in September 2001.

    Export coal sales are generally made under contracts of one to five years in duration, with prices negotiated annually. Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish annual reference prices that relate to coal prices in other international markets. However, actual pricing varies and is dependent upon various factors including the origin and quality of the coal.

    Capital expenditures of $8.3 million were made during the period, primarily to maintain and upgrade mine operations. During 2001, total annualized production capacity at the Coal Valley, Line Creek and Bienfait mines expanded by a total of 1.9 million tonnes and the life of the Luscar mine was extended until the end of 2002.

                                     METALS

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
FINANCIAL (thousands of dollars)(1)
Revenue.....................................................  $230,253   $299,018
Operating, selling, general and administrative..............   207,016    219,782
                                                              --------   --------
                                                                23,237     79,236
Depletion and amortization..................................    18,524     15,287
Provision for site restoration and abandonment..............       982      2,098
                                                              --------   --------
Operating earnings..........................................  $  3,731   $ 61,851
                                                              --------   --------

CAPITAL EXPENDITURES(1).....................................  $ 19,772   $ 26,779

SALES VOLUMES
Nickel (thousands of pounds)(1).............................    33,125     29,480
Cobalt (thousands of pounds)(1).............................     3,295      3,075
Fertilizers (tonnes)........................................   205,240    330,337

PRODUCTION VOLUMES (tonnes)(1)
Mixed sulphides containing nickel and cobalt................    16,180     14,760
Nickel......................................................    14,613     14,035
Cobalt......................................................     1,471      1,427

REALIZED PRICES (per pound)
Nickel......................................................  $   4.00   $   5.80
Cobalt......................................................     15.17      19.65

AVERAGE REFERENCE PRICES (U.S. per pound)
Nickel......................................................  $   2.70   $   3.92
Cobalt......................................................      9.56      13.26

------------

(1) Represents Sherritt's 50% share of the Metals Enterprise, Sherritt's marketing and trading activities in commodity metals and its fertilizer and utilities assets.

    The Metals business generated operating earnings of $3.7 million on revenue of $230.3 million in 2001, compared with operating earnings of $61.9 million on revenue of $299.0 million in 2000. Lower realized nickel and cobalt prices and lower fertilizer sales volumes were the primary reasons for the reduction in revenue and operating earnings. The reduction in operating, selling, general and administrative costs was largely due to lower energy costs and the impact of the full year suspension of production from the urea facility.

    The Moa facility established a production record in 2001 of 32,360 tonnes of nickel plus cobalt contained in mixed sulphides, 10% higher than the previous production record of 29,520 tonnes established in 2000. Moa's record production was a reflection of steady plant operation, higher ore grade and systematic debottlenecking initiatives.

    The Fort Saskatchewan refinery set records for both nickel and cobalt production. Total finished nickel production for 2001 of 29,225 tonnes exceeded the previous year's production by 4% and the previous record established in 1999 by 2%. Total finished cobalt production of 2,943 tonnes surpassed last year's record by 3% and was a record for the sixth consecutive year. A modified leach autoclave configuration and continued operating stability in the refinery contributed to the record nickel and cobalt production.

    Nickel prices on the LME opened the year at U.S.$3.17 per pound, reached a high of U.S.$3.42 per pound in May, a low of U.S.$2.00 per pound in October, and closed at U.S.$2.58 per pound. The average LME nickel settlement price for 2001 was U.S.$2.70 per pound, 31% lower than the 2000 average of U.S.$3.92 per pound, reflecting softening worldwide demand for nickel under weakening economic conditions.

    During 2001, the Metal Bulletin 99.3% free market cobalt price traded in a range between U.S.$6.50 per pound and U.S.$12.35 per pound, averaging U.S.$9.56 per pound for the year, 28% lower than the average price for 2000. The lower cobalt price reflected weakening global economic conditions and increased international supply.

    Fertilizer sales volumes of 205,240 tonnes in 2001 were 38% lower than the 330,337 tonnes sold in 2000. The lower sales volumes largely reflected the full-year suspension of urea production. An operating loss of $6.4 million was incurred from the sale of fertilizer products in 2001 compared with a loss of $8.2 million in the previous year.

    Capital expenditures of $19.8 million in 2001 were primarily directed towards efficiency improvements and maintaining and upgrading plant operations.

                                  OIL AND GAS

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
FINANCIAL (thousands of dollars)
Revenue.....................................................  $176,689   $165,183
Operating, selling, general and administrative..............    39,056     36,889
                                                              --------   --------
                                                               137,633    128,294
Depletion and amortization..................................    62,016     47,308
Provision for site restoration and abandonment..............     1,630      1,415
                                                              --------   --------
Operating earnings..........................................  $ 73,987   $ 79,571
                                                              --------   --------

CAPITAL EXPENDITURES........................................  $ 78,984   $ 66,263

GROSS WORKING INTEREST PRODUCTION (thousands of barrels)
Cuba(1).....................................................    10,979     10,024
Spain.......................................................       266        293
                                                              --------   --------
                                                                11,245     10,317
                                                              --------   --------
NET SALES VOLUME (thousands of barrels)
Cuba(2).....................................................     7,568      6,360
Spain.......................................................       266        293
                                                              --------   --------
                                                                 7,834      6,653
                                                              --------   --------
REALIZED PRICES (per barrel)
Cuba........................................................  $  21.49   $  23.35
Spain.......................................................     37.58      42.29

AVERAGE REFERENCE PRICES (U.S. per barrel)
U.S. Gulf Coast Fuel Oil No. 6..............................  $  16.92   $  20.76

------------

(1) In the first quarter of 2002, Sherritt changed its presentation of Cuban oil production from gross operated production to gross working interest production. Gross operated production represented oil production before allocation to joint venture partners and agencies of the Cuban Government. Gross working interest production refers to oil production after allocation to joint venture partners but before allocation to agencies of the Cuban Government. Prior period production numbers have been restated to conform to this new disclosure methodology.

(2) Gross working interest production in Cuba is allocated to Sherritt and agencies of the Cuban Government in accordance with participation and production-sharing contracts. Net working interest production or net sales volumes represents Sherritt's share of gross working interest production. Net working interest production for each production-sharing contract comprises profit oil (which is based upon a negotiated percentage) and cost recovery oil (which is based upon Sherritt's development and operating costs). Development and operating costs, upon certification by agencies of the Cuban Government, are accumulated in cost recovery pools by each production-sharing contract and reduced by allocation of produced oil to Sherritt. Production allocated to agencies of the Cuban Government is considered to be a royalty interest.

    Record oil production in Cuba boosted revenue in 2001 by 7% over the prior year to $176.7 million. Operating earnings were $74.0 million for the year compared with $79.6 million in 2000, reflecting an increase in depletion and amortization expenses due to higher sales volumes, lower oil prices and a $6.8 million ceiling test write-down of oil properties in Spain. Excluding the impact of the ceiling test write-down, the annual depletion and amortization expense, based on Sherritt's share of oil production, was $7.04 per barrel in 2001 compared with $7.09 per barrel in 2000.

    Sherritt continued its development success along the north coast of Cuba, setting an oil production record for the fifth consecutive year. During 2001, approximately 94% of Oil and Gas revenue was derived from oil production in Cuba. Gross working interest oil production in Cuba increased by 10% in 2001 to 11 million barrels or an average of 30,079 barrels per day compared with 10 million barrels or an average of 27,389 barrels per day in 2000. Sherritt's share of oil production in Cuba averaged 20,735 barrels per day in 2001 compared with 17,424 barrels per day in 2000. The higher production primarily arose from new wells in the Yumuri, Canasi and Seboruco fields in Cuba. Natural declines continued in Spain and resulted in a 9% decrease in production year over year.

    Oil production in Cuba is sold to a Cuban government agency at sales prices based on an international reference price for fuel oil of comparable quality. Oil prices experienced downward pressure during 2001. The average U.S. Gulf Coast Fuel Oil No. 6 reference price decreased 18% from U.S.$20.76 per barrel in 2000 to U.S.$16.92 in 2001.

    Sherritt concentrated its efforts during 2001 towards the development of known reserves along the north coast of Cuba, in order to maximize production. A total of seven successful development wells and two exploratory wells were drilled during 2001. In the Block L contract area, the Felipe 1-X exploration well did not encounter commercially productive horizons and was abandoned. In Block 7, the Faustino-1 exploration well, which was ongoing at year end, encountered oil in sub-commercial quantities. Sherritt has elected not to proceed with the development of this discovery. Sherritt plans to continue with its development of known reserves in 2002 and will also focus on evaluating prospects on the Block 9 area near the Varadero-producing trend.

                                OTHER BUSINESSES

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
FINANCIAL (thousands of dollars)
Revenue.....................................................  $25,226    $16,154
Operating, selling, general and administrative..............   17,942      7,475
                                                              -------    -------
                                                                7,284      8,679
Depletion and amortization..................................    6,864      4,847
                                                              -------    -------
Operating earnings..........................................  $   420    $ 3,832
                                                              -------    -------
SHARE OF EARNINGS (LOSS) OF EQUITY INVESTMENTS..............  $  (679)   $   788

CAPITAL EXPENDITURES........................................    5,024     11,423

    Revenue and operating earnings from this segment comprise Sherritt's share of the communications and soybean-based food processing businesses. Operating earnings of $0.4 million were generated on revenues of $25.2 million in 2001 compared with operating earnings of $3.8 million on revenues of $16.2 million in 2000. The soybean-based food processing business, which incurred a start-up loss for the year, commenced selling products during the second quarter of 2001 and is now capable of operating at full capacity. Cubacel's revenue increased by 10% in 2001 to $17.7 million, reflecting a 24% increase in the year-over-year number of subscribers, offset by a 17% decrease in average monthly revenue per user to U.S.$273. Lower long distance customer usage and a switch to billing customers on a real time basis from the historic practice of billing by full minute contributed to the lower average revenue per user.

    Earnings (loss) of equity investments comprise Sherritt's share of income from tourism investments and net loss of Sherritt Power. A higher loss was sustained by Sherritt Power in 2001, primarily due to lower investment and project interest income as a result of lower interest rates. The power facilities constructed and operated by Sherritt Power had an installed capacity of 151 MW throughout 2001. Construction of the final phase at the Varadero facility is well underway and will expand capacity at this facility by 75 MW through conversion to a combined cycle operation, which will use waste heat from the existing facility to generate steam to power a new turbine.

    Capital expenditures of $5.0 million during the year largely comprised expenditures in the communications business to expand and improve network coverage.

RESULTS FOR YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED
  DECEMBER 31, 1999

    SUMMARY OF CONSOLIDATED RESULTS

    Consolidated net earnings increased by $49.0 million or 74% to $115.6 million or $1.38 per Sherritt Share compared with $66.6 million or $0.60 per Sherritt Share in 1999. On a diluted basis, earnings per Sherritt Share increased from $0.45 per Sherritt Share in 1999 to $0.84 per Sherritt Share in 2000. In December 2000, a new accounting standard was issued for calculating earnings per Sherritt Share, which was retroactively adopted by Sherritt in its 2000 consolidated financial statements. The effect of these new recommendations, which are described in the notes to the consolidated financial statements, was a $0.10 increase in basic earnings per Sherritt Share (1999 -- nil) and a $0.07 increase in diluted earnings per Sherritt Share (1999 -- $0.02).

    Consolidated revenue for 2000 reached $480.4 million, a 29% increase from $372.3 million in 1999. All operations experienced significantly higher revenue. Metals revenue increased by 19% or $48.5 million, primarily due to higher realized nickel prices. Revenue from the Oil and Gas business grew by 55% or $58.7 million reflecting record oil production in Cuba and higher average oil prices.

    Operating, selling, general and administrative costs of $285.3 million were $34.6 million or 14% higher than in 1999. Most of the increase was due to higher energy costs experienced by the Metals business combined with higher operating costs in the Oil and Gas business, consistent with an increase in oil production. In the third quarter of 2000, Sherritt realized a $3.0 million gain on the sale of its remaining properties in Italy.

    Depletion and amortization expense was $71.2 million in 2000 compared with $50.4 million in 1999. Most of the increase arose in the Oil and Gas business as a result of higher production volumes and a higher depletion rate.

    Financing income comprised net interest income and foreign exchange gains and losses. The $2.1 million increase to $29.0 million in 2000 included a $3.4 million foreign exchange gain versus a $5.0 million foreign exchange loss in 1999. This gain reflected a stronger U.S. dollar at the end of 2000 compared with the prior year. Net interest income declined by $6.3 million in 2000 to $25.6 million due to lower average cash and short-term investment balances. Sherritt's short-term investments had a weighted-average interest rate of 5.5% in 2000 compared with 4.8% in 1999.

    Sherritt's effective tax rate in 2000 was 22% compared with 26% in 1999. The decrease in the effective tax rate was primarily due to a higher proportion of net earnings generated by the Oil and Gas business, which is taxed at a lower rate.

    Cash and cash equivalents at December 31, 2000 totaled $189.8 million compared with $162.7 million at the end of 1999.

    Cash from operating activities of $129.2 million was generated in 2000 compared with $90.0 million in 1999. The $39.2 million increase in operating cash flow reflected higher net earnings, partly offset by a $64.0 million build-up in working capital. Working capital increased in 2000 primarily due to higher oil volumes and changes in billing procedures agreed to with the Cuban agency responsible for purchasing Sherritt's oil production in Cuba. The result of these changes was an improved process for certifying accumulated development and operating costs and an extension of credit terms in certain circumstances. The terms of credit now vary with the market price of oil and, depending upon such price, bear interest at a fixed rate.

    Uses of cash during 2000 included capital expenditures of $116.3 million, repurchase of convertible debentures of $58.1 million, convertible debenture interest of $37.5 million, dividends of $21.7 million and

$8.4 million related to the 1999 divestiture of the Vega platform. Cash realized from maturity of short-term investments and from restricted cash was $151.8 million.

                                     METALS

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
FINANCIAL (thousands of dollars)(1)
Revenue.....................................................  $299,018   $250,473
Operating, selling, general and administrative..............   219,782    190,750
                                                              --------   --------
                                                                79,236     59,723
Depletion and amortization..................................    15,287     11,523
Provision for site restoration and abandonment..............     2,098      1,943
                                                              --------   --------
Operating earnings..........................................  $ 61,851   $ 46,257
                                                              --------   --------

CAPITAL EXPENDITURES(1).....................................  $ 26,779   $ 21,171

SALES VOLUMES
Nickel (thousands of pounds)(1).............................    29,480     31,623
Cobalt (thousands of pounds)(1).............................     3,075      3,390
Fertilizers (tonnes)........................................   330,337    306,579

PRODUCTION VOLUMES (tonnes)(1)
Mixed sulphides containing nickel and cobalt................    14,760     13,510
Nickel......................................................    14,035     14,322
Cobalt......................................................     1,427      1,385

REALIZED PRICES (per pound)
Nickel......................................................  $   5.80   $   3.94
Cobalt......................................................     19.65      19.42

AVERAGE REFERENCE PRICES (U.S. per pound)
Nickel......................................................  $   3.92   $   2.73
Cobalt......................................................     13.26      15.29

------------

(1) Represents Sherritt's 50% share of the Metals Enterprise, Sherritt's marketing and trading activities in commodity metals and its fertilizer and utilities assets.

    The Metals business achieved record operating earnings of $61.9 million on record revenue of $299.0 million in 2000, surpassing the previous record operating earnings of $46.3 million on revenue of $250.5 million in 1999. The 34% increase in operating earnings was primarily due to higher realized nickel prices, partially offset by higher energy costs.

    The Fort Saskatchewan refinery set a cobalt production record for the fifth consecutive year. Total finished cobalt production of 2,855 tonnes in 2000 surpassed last year's total finished cobalt production of 2,770 tonnes by 3%. Higher cobalt content feeds contributed to record cobalt production. Total finished nickel production for 2000 was 28,070 tonnes, slightly below the record production of 28,643 tonnes established in 1999.

    A new production record of 29,520 tonnes of nickel plus cobalt contained in mixed sulphides was achieved by the Moa mining and processing facilities in 2000, 9% higher than both the 1999 production of 27,020 tonnes and the previous production record of 27,066 established in 1998. Moa's record production is a reflection of the systematic upgrading, rehabilitation and debottlenecking initiatives that have been undertaken since the inception of the joint venture.

    Nickel prices on the LME were volatile throughout 2000, opening the year at U.S.$3.74 per pound, rising to a high of U.S.$4.84 per pound and closing at U.S.$3.26 per pound. Strong worldwide nickel demand and supply interruptions supported the nickel price for the first three quarters in 2000. The average LME nickel settlement price for 2000 was U.S.$3.92 per pound, 44% higher than the 1999 average of U.S.$2.73 per pound.

    During 2000, the Metal Bulletin 99.3% free market cobalt price traded in a range between U.S.$10.55 per pound and U.S.$15.85 per pound, averaging U.S.$13.26 per pound for the year, compared with U.S.$15.29 per pound in 1999. The lower cobalt price reflected additional production from several international expansions and increased production from new international laterite projects.

    Fertilizer sales volumes of 330,337 tonnes in 2000 were 8% higher than the 306,579 tonnes sold in 1999, largely from increased ammonium sulphate sales. An operating loss of $8.2 million compared with $2.7 million in 1999 reflected higher natural gas and energy costs, a major input in the production of nitrogen fertilizers. Higher energy costs in western Canada necessitated the suspension of the urea facility in October 2000. The operating status of the urea facility will continue to be reviewed in relation to prevailing market conditions.

    Capital expenditures of $26.8 million in 2000 were primarily directed towards opening up the new higher-grade Moa Oriental orebody, maximizing cobalt production, attaining production improvements and maintaining and upgrading plant operations.

                                  OIL AND GAS

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
FINANCIAL (thousands of dollars)
Revenue.....................................................  $165,183   $106,511
Operating, selling, general and administrative..............    36,889     33,812
                                                              --------   --------
                                                               128,294     72,699
Depletion and amortization..................................    47,308     31,318
Provision for site restoration and abandonment..............     1,415      2,238
                                                              --------   --------
Operating earnings..........................................  $ 79,571   $ 39,143
                                                              --------   --------

CAPITAL EXPENDITURES........................................  $ 66,263   $ 51,718

GROSS WORKING INTEREST PRODUCTION (thousands of barrels)
Cuba(1).....................................................    10,024      7,232
Spain.......................................................       293        429
Italy.......................................................        --        204
                                                              --------   --------
                                                                10,317      7,865
                                                              --------   --------
NET SALES VOLUME (thousands of barrels)
Cuba(2).....................................................     6,360      4,797
Spain.......................................................       293        429
Italy.......................................................        --        204
                                                              --------   --------
                                                                 6,653      5,430
                                                              --------   --------
REALIZED PRICES (per barrel)
Cuba........................................................  $  23.35   $  18.01
Spain.......................................................     42.29      25.59
Italy.......................................................        --      34.09

AVERAGE REFERENCE PRICES (U.S. per barrel)
U.S. Gulf Coast Fuel Oil No. 6..............................  $  20.76   $  14.28

------------

(1) In the first quarter of 2002, Sherritt changed its presentation of Cuban oil production from gross operated production to gross working interest production. Gross operated production represented oil production before allocation to joint venture partners and agencies of the Cuban Government. Gross working interest production refers to oil production after allocation to joint venture partners but before allocation to agencies of the Cuban Government. Prior period production numbers have been restated to conform to this new disclosure methodology.

(2) Gross working interest production in Cuba is allocated to Sherritt and agencies of the Cuban Government in accordance with participation and production-sharing contracts. Net working interest production or net sales volumes represents Sherritt's share of gross working interest production. Net working interest production for each production-sharing contract comprises profit oil (which is based upon a negotiated percentage) and cost recovery oil (which is based upon Sherritt's development and operating costs). Development and operating costs, upon certification by agencies of the Cuban Government, are accumulated in cost recovery pools by each production-sharing contract and reduced by allocation of produced oil to Sherritt. Production allocated to agencies of the Cuban Government is considered to be a royalty interest.

    Record oil production in Cuba and higher realized oil prices boosted revenue by 55% in 2000 to $165.2 million. These factors also contributed to record operating earnings in 2000 of $79.6 million, more than double that reported for the previous year. The increase in production resulted in a higher depletion and amortization expense, up $16.0 million in 2000 to $47.3 million. The annual depletion and amortization rate, based on Sherritt's share of oil production, increased by 24% to $7.09 per barrel reflecting the impact of changes in reserve estimates during the year. During the third quarter of 2000, Sherritt realized a $3.0 million gain from the sale of its gas properties in Italy.

    Oil production in Cuba is sold to a Cuban government agency at sales prices based on an international reference price for fuel oil of comparable quality. The average U.S. Gulf Coast Fuel Oil No. 6 reference price averaged U.S.$20.76 per barrel in 2000, compared with U.S.$14.28 per barrel in 1999. During the year, Sherritt employed forward contracts to fix the price of approximately 5,900 barrels of oil per day at an average U.S. Gulf Coast Fuel Oil No. 6 price of U.S.$17.89 per barrel. No fixed price contracts were outstanding at the end of 2000.

    Sherritt set a new gross working interest oil production record for the fourth consecutive year. During 2000, approximately 92% of Oil and Gas revenue was derived from oil production in Cuba. Gross working interest oil production in Cuba increased by 39% during 2000 to 10 million barrels or 27,389 barrels per day, compared with 7 million barrels in 1999 or 19,814 barrels per day. The increase in production arose from new wells in the Varadero, Varadero West, Seboruco and Yumuri areas. Sherritt's share of oil production in Cuba in 2000 averaged 17,424 barrels per day compared with an average of 13,143 barrels per day in 1999. In Spain, natural declines contributed to a 32% decrease in production.

    A total of six development wells and one exploratory well were drilled in Cuba during 2000. Drilling of the Felipe 1-X exploration well was ongoing at the end of the year. In Spain, two exploratory wells were drilled, one of which discovered the Barracuda field. The Barracuda well commenced commercial production in December 2000.

    Total proved oil reserves in Cuba decreased from 63.4 million barrels at the end of 1999 to 54.5 million barrels at the end of 2000, reflecting production during the year and reserve adjustments. Sherritt concentrated its efforts in Cuba towards the development of known reserves along the north coast of Cuba, in order to maximize production during a period of high oil prices.

                                OTHER BUSINESSES

                                                                  Year Ended
                                                                 December 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
FINANCIAL (thousands of dollars)
Revenue.....................................................  $16,154    $15,362
Operating, selling, general and administrative..............    7,475      8,311
                                                              -------    -------
                                                                8,679      7,051
Depletion and amortization..................................    4,847      3,490
                                                              -------    -------
Operating earnings..........................................  $ 3,832    $ 3,561
                                                              -------    -------

SHARE OF EARNINGS (LOSS) OF EQUITY INVESTMENTS..............  $   788    $(1,275)

CAPITAL EXPENDITURES........................................   11,423     14,310

    Revenue from this segment comprises Sherritt's share of Cubacel's revenue. Revenue in 1999 also included a one-time amount of $1.8 million. Cubacel's revenue increased by 20% in 2000, primarily reflecting a 30% increase in the number of subscribers. During 2000, Cubacel continued its infrastructure expansion to provide national coverage. Service now extends to twenty of the largest cities and along all major road links in Cuba. During the third quarter of 2000, Sherritt increased its effective ownership of Cubacel from 37.5% to 40% for a cash consideration of $4.4 million. Income from equity investments comprised Sherritt's 49.7% share of Sherritt Power's net loss and income from tourism investments. At the end of 2000, the power projects undertaken by Sherritt Power had a total installed capacity of 151 megawatts.

    Capital expenditures include construction costs associated with the soybean processing plant and expenditures to expand the communications infrastructure in Cuba.

LIQUIDITY AND CAPITAL RESOURCES

    Short-term debt at the end of 2001 comprised Sherritt's revolving term credit facility and operating lines of credit of certain joint ventures. In February 2001, Sherritt obtained an external 364-day revolving term facility of $75 million from a Canadian bank, secured by Sherritt's accounts receivable and inventory and those of certain of Sherritt's joint ventures. This facility is used by Sherritt to fund normal working capital requirements of

Sherritt's operations. Approximately $25.6 million of this facility was drawn-down at December 31, 2001. In addition, certain of Sherritt's joint ventures had outstanding amounts under various credit facilities, of which Sherritt's share was approximately $10.4 million.

    Long-term debt at the end of 2001 is primarily comprised of Luscar Notes and promissory notes of Luscar Ltd. In October 2001, Luscar Coal issued at par, U.S.$275 million of the 9.75% Luscar Notes, due 2011. Approximately
$349 million of the $417 million in net proceeds from the issue were used to repay borrowings under Luscar Ltd.'s existing credit facility and to terminate this facility. The total surplus proceeds from this issue of $68 million were retained to fund the operations of the Coal business. The terms of the Luscar Notes include restrictions on amounts that LEP can distribute to its partners. Concurrent with the issue of the Luscar Notes, Luscar Coal obtained a $100 million 364-day secured revolving bank credit facility from three Canadian banks, secured by accounts receivable, coal inventory and a $25 million charge on a dragline. Approximately $64 million of this facility was utilized to support letters of credit issued in order to satisfy Luscar Coal's statutory reclamation obligations. LEP, Luscar Coal Income Fund and Luscar Coal's subsidiaries have guaranteed the principal and interest obligations on the Luscar Notes and bank credit facility. Sherritt's long-term debt includes promissory notes issued by Luscar Ltd., which are stated net of sinking funds and are funded by a Crown Corporation in conjunction with long-term coal supply agreements. The coal supply agreements require the Crown Corporation to reimburse Luscar Ltd. upon maturity of the promissory notes for any net repayment required above the sinking funds proceeds.

    On March 21, 2001, holders of Sherritt Power Notes approved an extraordinary resolution to amend the trust indenture governing its $225 million of Sherritt Power Notes, including $75 million held by Sherritt. The amendment resulted in:

    - An acceleration of the first amortization of $198 per $1,000 principal amount to March 31, 2001 from March 31, 2002;

    - A revision to the remaining amortization schedule such that $200 per $1,000 principal amount is amortized on March 31 in each of 2003, 2004 and 2005 and $101 per $1,000 principal amount is amortized on each of March 31, 2006 and 2007. The original terms specified amortization payments of $401 per $1,000 principal amount on each of March 31, 2003 and 2004;

    - An increase in the interest rate from 11.50% to 12.125% effective April 1, 2001; and

    - The payment of a consent premium of $15 per $1,000 principal amount of Sherritt Power Notes.

    As a result of this amendment, Sherritt received approximately
$20.3 million from Sherritt Power on April 2, 2001 representing the payment of the first amortization, the consent premium and accrued interest. Accordingly, Sherritt now holds $60.2 million principal amount of Sherritt Power Notes
($75 million face amount). Sherritt also advanced Sherritt Power $19.6 million on April 2, 2001 under the Cash Flow Assurances Agreement dated March 1998 for the purposes of funding the accelerated amortization. This advance bears interest at LIBOR plus 6% and is included in current advances and receivables.

    At the end of 2001, Sherritt and its affiliates had outstanding letters of credit drawn against bank facilities, of which Sherritt's share was approximately $49.4 million. As at December 31, 2001, cash and cash equivalents was $109.0 million, and cash subject to restrictions on use was $23.8 million.

    Dividends of $0.25 per share were paid during 2001, comprising $0.10 per share in each of the first and second quarters and $0.05 per share in the third quarter. Given declines in the prices of oil, nickel and cobalt and the uncertain outlook for these commodities, the Board of Directors decided in November 2001 to discontinue payment of a quarterly dividend and retain earnings to fund the growth of its businesses. Sherritt received dividends of $18.3 million during the year from its joint ventures and investments.

    In order to maintain sufficient flexibility to make long-term strategic investments, Sherritt invested excess funds in short-term liquid Canadian marketable securities. The agreements establishing the various joint ventures in which Sherritt has interests require the unanimous consent of shareholders for the joint venture to pay dividends. Sherritt does not believe that these restrictions will have a material impact on the cash available to meet its obligations. Cash generated from operations and cash and short-term investments on hand are expected to be sufficient to finance ongoing operations.

RISKS AND UNCERTAINTIES

    Sherritt's principal businesses include the sale of several commodities. Revenues, earnings and cash flows from the sale of nickel, cobalt, oil and coal on the international export market are sensitive to changes in market prices over which Sherritt has little or no control. Sherritt has the ability to address its price-related exposures through the limited use of options, futures and forward contracts. In 2000, Sherritt employed forward contracts to fix the price of approximately 5,900 barrels of oil per day at an average U.S. Gulf Coast Fuel Oil No. 6 price of U.S.$17.89 per barrel. No derivative contracts were utilized to mitigate market price risk as at September 30, 2002.

    Market risks associated with commodities used by Sherritt's businesses are not considered material to Sherritt's overall financial position, results of operations or liquidity. However, in order to manage price volatility related to certain consumables, Sherritt's businesses may enter into short-term purchase arrangements that fix the price for certain commodities, including diesel fuel, natural gas and electric power.

    Many of Sherritt's businesses transact in currencies other than Canadian dollars. Sherritt's Coal business has a U.S. dollar denominated debt, of which Sherritt's share is U.S.$137.5 million. Interest on this debt is payable in U.S. dollars and offsets a portion of foreign currency risks related to export revenue of this business. Sherritt is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product price currency.

    Sherritt has the ability to address its currency-related exposure through the use of foreign exchange contracts. The Coal business has a number of foreign exchange contracts to mitigate a small portion of its export revenue cash flow. These contracts mature in 2002. No other derivative contracts were utilized to mitigate currency risk as at September 30, 2002.

    Substantially all of Sherritt's long-term debt obligations have fixed rates of interest that range from 6% to 12.75% and have maturities ranging from 2004 to 2011. Short-term borrowings of $36.0 million at December 31, 2001 used to meet working capital requirements are largely financed at variable interest rates. As at December 31, 2001, approximately 9% of Sherritt's total debt was subject to variable interest rates.

    Sherritt's Coal business is obligated under an interest rate swap, which fixes the interest rate of $50 million of floating rate debt at 5.72% plus the applicable interest rate margin. This swap matures in December 2003 and was originally established to hedge Luscar Coal's exposure to its floating interest rate debt, which was repaid in October 2001. No other derivative financial instruments were utilized to mitigate interest rate risk.

    Sherritt maintains a system of internal controls to minimize the risks associated with derivatives and credit risk associated with derivative counter-parties.

    A portion of the assets in which Sherritt has an indirect interest is located in Cuba. This gives rise to certain risks and uncertainties which are more fully described below under the title "Risk Factors -- Risks Related to Sherritt's Investments in Cuba".

    More generally, the U.S. embargo, adverse developments in U.S. law, and underlying political tensions between the United States and Cuba are matters beyond Sherritt's control.

    In September 2001, Deutsche Bank Canada discontinued the "oppression" application it had commenced against Sherritt in May 2000. The discontinuance involved no settlement with, payment by or admission of wrongdoing by Sherritt. The Court Order approving the discontinuance also provided that it shall be a complete defence to any subsequent proceeding that might arise out of the same subject matter.

    In October 2001, Sherritt received a statement of claim setting out a claim against it and Dynatec Corporation, brought in the Supreme Court of Australia, by Fluor Australia Pty. Ltd. ("Fluor"). The claim relates to alleged deficiencies in the facilities of Anaconda's Murrin Murrin mine development in Australia. The alleged deficiencies are the subject of an ongoing arbitration commenced by Anaconda against Fluor, which was retained by Anaconda to provide engineering, procurement and construction services. In the arbitration proceedings, Anaconda alleges that Fluor breached the services contract between them. Sherritt believes Fluor's claim is without merit and intends to defend it vigorously.

    Sherritt conducts its businesses to comply with or exceed all applicable environmental regulations and observes internationally accepted environmental management practices. Environmental laws and regulations are continually evolving in all locations where Sherritt operates. Compliance with environmental regulations can require significant expenditures and there can be no assurance that the costs to ensure compliance would not materially affect Sherritt's financial condition or results of operations.

    Accounting provisions are made on an annual basis for future site restoration liabilities based on an estimate of the future liabilities, environmental laws and regulations and remaining reserve lives. Estimated future liabilities may be affected by changes in environmental laws and regulations and changes in operating assumptions. Any such changes would be recognized prospectively as a change in accounting estimate.

    Changes in environmental legislation or regulations may also have a material adverse affect on product demand and methods of production and distribution, the impact of which is not possible to predict.

CRITICAL ACCOUNTING POLICIES

    The estimates of Sherritt's reserves, including its coal, nickel, cobalt and oil resources, are critical for the determination of significant accounting estimates including rates of depletion and amortization expense, provisions for site restoration and abandonment, and recoverability of asset carrying values. Sherritt reviews and evaluates its reserves on a regular basis to reflect new data and developments affecting the reserves. Accordingly, reserve estimates will change from time to time reflecting recent activities, analyses of new engineering and geological data, changes in reserve holdings, modification of operating plans and methods, changes in commodity prices, production costs and other factors.

    Future tax assets arise primarily from recognizing the tax benefit of interest on convertible debentures and from write-downs of Sherritt's investment in Anaconda. Ongoing recognition of these tax losses is dependent upon Sherritt's continued estimation of its ability to generate sufficient taxable income and capital gains in the future.

SENSITIVITIES

    The following table identifies the approximate sensitivity of Sherritt's 2001 financial results to changes in selected product prices and volumes, and exchange rates. These may not necessarily be indicative of sensitivities on future results.

                                                                           Approximate          Approximate
                                                                        Annual Change in       Annual Change
Factor                                                     Change         Net Earnings            in EPS
------                                                    ---------   ---------------------   ---------------
                                                                      (millions of dollars)   ($/basic share)
Prices
  Coal -- Average export prices per tonne(1)............  U.S.$1.00            1.2                   0.01
  Nickel -- LME price per pound.........................  U.S.$0.10            2.6                   0.03
  Cobalt -- Metal Bulletin price per pound..............  U.S.$1.00            2.8                   0.03
  Oil -- U.S. Gulf Coast Fuel Oil No. 6 price per
    barrel..............................................  U.S.$0.50            4.3                   0.05

Volumes
  Coal -- tonnes(1)(2)..................................    500,000            0.9                   0.01
  Nickel -- tonnes......................................      1,000            0.8                   0.01
  Cobalt -- tonnes......................................        100            0.3                     --
  Oil -- barrels per day................................      1,000            2.8                   0.03

------------

(1) Sensitivities incorporate results of the Coal business from May 12, 2001 onwards.

(2) Based on a split of 13% export volume and 87% domestic volume.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

    This discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP, on matters including:

    - Derivative financial instruments

    - Promissory Notes sinking funds

    - Comprehensive income and investments

    - Stated capital adjustments

    - Pension asset valuation allowances

    - Convertible debentures

    - Full cost accounting

    - Income tax rate changes

    - Capitalized interest

    - Employee termination benefits

    - Stock-based compensation

    Reference should be made to Sherritt's consolidated financial statements and notes thereto included in Appendix C to the Circular for a further discussion on the differences between Canadian GAAP and U.S. GAAP.

RECENTLY ISSUED ACCOUNTING STANDARDS

    There have been recent releases related to accounting standards. In Canada, these include rules for determining when hedge accounting may be used. In the United States, these include accounting for asset retirement obligations and reporting gains or losses from extinguishment of debt. Sherritt is in the process of assessing the impact of these releases. Although the assessment is not complete, Sherritt does not believe that these releases will have a significant impact on its financial results.

                                  RISK FACTORS

    Sherritt will be the issuer of the Exchange Rights. Shareholders considering an election to receive Exchange Rights under the Enhanced Offer should give careful consideration to the risks and uncertainties described in "Risk Factors" in Appendix A to the Circular, in the documents incorporated by reference in this Appendix B, including the discussion of "Risks and Uncertainties" in the Sherritt's Management's Discussion and Analysis of Financial Condition and Results of Operations found at pages 26 to 28 of Sherritt's 2001 Annual Report and the discussion entitled "Environment" found at pages 37 to 42 of Sherritt's Annual Information Form dated March 15, 2002, and to the additional risk factors set out below.

RISKS RELATED TO SHERRITT'S INVESTMENTS IN CUBA

    The processing facilities and mining properties of 50%-owned Moa
Nickel S.A., a substantial portion of oil exploration, development and production activities, 49.7%-owned Sherritt Power's electricity generating operations, as well as other interests in cellular communications, soybean-based food processing, agriculture and tourism of Sherritt, are located in Cuba. As such, the operations of the Cuban businesses may be affected by economic pressures on Cuba. Risks include, but are not limited to, fluctuations in official or convertible currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by such factors as Cuban government regulations with respect to production, price controls, export controls, income taxes, expropriation of property, environmental legislation, land use, water use and mine safety. The Metals Enterprise joint venture (comprised of Moa Nickel S.A., The Cobalt Refinery Company Inc. and International Cobalt Company Inc., each 50%-owned indirectly by Sherritt) obtains virtually all of its cobalt and nickel feed supply from its reserves in Cuba to process in its refinery in Fort Saskatchewan, Alberta. If factors beyond Sherritt's control interrupted supply and alternative sources of supply could not be located, the lack of appropriate feed for the refinery could result in a substantial decrease in production and potentially the shutdown of the refinery.

    The Cuban government has, over the last decade, sought to encourage foreign investment by removing certain restrictions on foreign investments and permitting foreign entities to repatriate profits out of Cuba. There can be no assurance that this moderating attitude to foreign investment will continue or that a change in economic conditions will not result in a change in the policies of the Cuban government or the imposition of more stringent foreign investment restrictions. Such changes are beyond the control of Sherritt and the effect of any such changes cannot be accurately predicted.

    All sales generated by Sherritt's oil and gas operations in Cuba are made to an agency of the Government of Cuba, as are all electricity sales made by the power generation joint venture in which Sherritt Power has an interest. The access of the Cuban government to foreign exchange is severely limited. In addition, the ongoing ramifications of the events of September 11, 2001 and the destruction caused by Hurricane Michelle in November 2001 and Hurricanes Isidore and Lilli in 2002 may continue to adversely impact the ability of Cuban entities to make payments in foreign currencies and to honour other contractual obligations. Accordingly, there is a risk, beyond the control of Sherritt, that receivables and contractual performance due from Cuban entities will not be paid or performed in a timely manner, or at all.

THE U.S. EMBARGO AND THE HELMS-BURTON ACT

    The United States has maintained a general embargo against Cuba since the early 1960s, and the enactment in 1996 of the CUBAN LIBERTY AND DEMOCRATIC SOLIDARITY (LIBERTAD) ACT (commonly known as the Helms-Burton Act) extended the reach of the U.S. embargo. The general embargo bars U.S. citizens, U.S. residents, U.S. individuals and entities located in the United States, entities organized under U.S. law, and entities owned or controlled by any of the foregoing (collectively, "U.S. Persons") from engaging in most transactions with Cuba, Cuban nationals, or entities deemed to be owned or controlled by Cuba ("specially designated nationals" or SDNs). The Helms-Burton Act authorizes sanctions on individuals or entities that "traffic" in Cuban property that was confiscated from U.S. nationals or from persons who have become U.S. nationals. Because of Sherritt's investments in Cuba, Sherritt takes the general embargo and the Helms-Burton Act into account in conducting its operations. The three entities constituting the Metals Enterprise joint venture in which Sherritt holds an indirect 50% interest have been deemed SDNs by the U.S. Department of the Treasury ("Treasury"), but Sherritt itself is not an SDN. The
U.S. Department of State has deemed Sherritt's indirect 50% interest in Moa Nickel S.A. to be a form of "trafficking" under the Helms-Burton Act and has therefore excluded certain Sherritt directors and officers from the United States.

    As described elsewhere in the Enhanced Offer, Fording Shareholders will be able to elect to receive as consideration for their Fording Shares tendered under the Enhanced Offer: $35.00 cash per Share to a maximum of $850 million (subject to proration), or one Exchange Right exchangeable into a Unit of the Canadian Coal Trust (subject to proration), or a combination of cash and Exchange Rights (subject to proration). The Offeror believes that neither the general embargo nor the Helms-Burton Act restricts, or imposes liability for, a Fording Shareholder's acceptance of the first form of consideration, cash, because the funds being used to provide the cash consideration were not derived from Sherritt's Cuba-related activities. As for the second form of consideration, the Exchange Rights, although Sherritt is the issuer of the Exchange Rights, the Exchange Rights themselves enable the holder only to acquire a Unit of the Canadian Coal Trust that will hold indirectly the metallurgical coal assets of Fording, the Met Coal Assets and, if the Luscar Put is exercised, the Luscar mine, which have no relationship to Cuba, Cuban nationals, SDNs, or confiscated Cuban property. Accordingly, the Offeror believes that neither the general embargo nor the Helms-Burton Act restricts, or imposes liability for, a Fording Shareholder's acceptance of the Exchange Rights.

    Sherritt conducts its Cuba-related operations so as not to require
U.S. Persons to violate the U.S. embargo. The general embargo limits Sherritt's access to U.S. capital, U.S. financing sources, U.S. customers, and U.S. suppliers. The Helms-Burton Act has resulted, as previously noted, in the exclusion of certain Sherritt directors and officers from the United States. Although the Helms-Burton Act also authorizes damages lawsuits to be brought in U.S. courts by U.S. claimants against those "trafficking" in the claimants' confiscated property, no such lawsuits have been filed, because both President Clinton and President Bush have exercised their authority to suspend the right of claimants to bring such lawsuits. The current suspension by President Bush expires on January 31, 2003, and it may be renewed indefinitely at six-month intervals. Even if the suspension were permitted to expire, Sherritt does not believe that its operations would be materially affected by any

Helms-Burton Act lawsuits, because Sherritt's minimal contacts with the United States would likely deprive any U.S. court of personal jurisdiction over Sherritt. Furthermore, even if personal jurisdiction were exercised, any successful U.S. claimant would have to seek enforcement of the U.S. court judgment outside the United States in order to reach material Sherritt assets. Sherritt believes it unlikely that a court in any country in which Sherritt has material assets would enforce a Helms-Burton Act judgment.

    The FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) was amended as of
January 1, 1997 to provide that any judgment given under the Helms-Burton Act will not be recognized or enforceable in any manner in Canada. The amendments permit the Attorney General of Canada to declare, by order, that a Canadian corporation may sue for and recover in Canada any loss or damage it may have suffered by reason of the enforcement of a Helms-Burton Act judgment abroad. In such a proceeding, the Canadian court could order the seizure and sale of any property in which the defendant has a direct or indirect beneficial interest, or the property of any person who controls or is a member of a group of persons that controls, in law or in fact, the defendant. The property seized and sold could include shares of any corporation incorporated under a law of Canada or a province.

    The federal Government of Canada has also responded to the Helms-Burton Act through diplomatic channels. Other countries, such as the members of the European Union and the Organization of American States, have expressed their strong opposition to the Helms-Burton Act and, like Canada, are taking or considering taking steps, both domestically and multilaterally, to counter its effect.

    Nevertheless, in the absence of any judicial interpretation of the scope of the Helms-Burton Act, the threat of potential litigation discourages some potential investors, lenders, suppliers, and customers from doing business with Sherritt.

    The general embargo has been, and may in the future be, amended from time to time, as may the Helms-Burton Act, and therefore the U.S. sanctions applicable to transactions with Cuba may become more or less stringent. The stringency and longevity of the U.S. laws relating to Cuba are likely to continue to be functions of political developments in the United States and Cuba, over which Sherritt has no control.

                                 LEGAL MATTERS

    Estimates of reserves and resources referred to in this Appendix B have been provided by "qualified persons" (for the purposes of the National Instrument 43-101) retained by Sherritt or Luscar Ltd.

    The information contained in this Appendix B regarding entities in which Sherritt has an indirect interest, which do business in Cuba, is accurate as of the date the Exchange Rights are effective with the Florida Department of Banking and Finance. Current information concerning those entities' business dealings with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the Director, Division of Securities and Investor Protection, Florida Department of Banking and Finance, the Capitol, Tallahassee, Florida, 32399-0350, telephone (850) 410-9286.

                                    AUDITORS

    The auditors of Sherritt are Deloitte & Touche LLP, Toronto, Ontario.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Appendix B to the Circular:

    - Sherritt's Annual Information Form dated March 15, 2002;

    - Sherritt's management information circular dated April 15, 2002 in connection with the May 30, 2002 Annual and Special Meeting of Shareholders, other than the sections entitled "Composition of the Compensation Committee in 2001", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance"; and

    - Sherritt's material change report dated October 21, 2002.

    All documents (excluding confidential material change reports) of the type referred to in the preceding paragraphs filed by Sherritt with a securities commission or any similar authority in any of the provinces and territories of Canada, after the date of the Enhanced Offer and prior to the Expiry Time, shall be deemed to be incorporated by reference in this Appendix B to the Circular.

    ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS APPENDIX B TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS INCORPORATED OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS APPENDIX B TO THE CIRCULAR.

    Information has been incorporated by reference in this Appendix B to the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sherritt at 5th Floor, 1133 Yonge Street, Toronto, Ontario M4T 2Y7, Telephone:
(416) 924-4551 or via SEDAR at www.sedar.com. For the purpose of the Province of Quebec, this document contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Sherritt at the above-mentioned address and telephone number or via SEDAR at www.sedar.com.

                            GLOSSARY FOR APPENDIX B

"MW" means a megawatt and is equal to 1,000 kW.

"MWH" means a megawatt hour and is equal to 1,000 kWh.

"PROBABLE" with respect to coal and ore reserves means those reserves for which tonnage is computed partly from specific measurements, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "proven". The confidence level for reported probable tonnage is between 80% and 90%.

"PROVEN" with respect to coal and ore reserves means those reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

"TON" means 2,000 pounds.

"TONNE" means a metric tonne equal to 1.102 tons (short) or 2,205 pounds.

"W" or "WATT" is a scientific unit of electric power representing the rate or work of one joule per second.

               CERTIFICATE OF SHERRITT INTERNATIONAL CORPORATION

DATED: December 16, 2002

    The disclosure in this Appendix B contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

                       SHERRITT INTERNATIONAL CORPORATION

         (Signed) DENNIS G. MASCHMEYER                       (Signed) JOWDAT WAHEED
                 President and                              Senior Vice President and
            Chief Executive Officer                          Chief Financial Officer

                              On behalf of the Board of Directors

            (Signed) IAN W. DELANEY                          (Signed) DANIEL P. OWEN
             Chairman and Director                                  Director

                                   APPENDIX C
                              FINANCIAL STATEMENTS

                                   APPENDIX C
                         INDEX OF FINANCIAL STATEMENTS

                                                                Page
                                                              --------
SHERRITT INTERNATIONAL CORPORATION
  PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
    Compilation report......................................       C-4
    Pro forma consolidated condensed statement of operations
     for the year ended December 31, 2001...................       C-5
    Pro forma consolidated condensed statement of operations
     for the nine months ended September 30, 2002...........       C-7
    Pro forma consolidated condensed balance sheet as at
     September 30, 2002.....................................       C-9
    Notes to pro forma consolidated condensed financial
     statements.............................................      C-11

SHERRITT COAL ACQUISITION INC. AND CANADIAN COAL TRUST
  PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
    Compilation report......................................      C-22
    Pro forma consolidated condensed statements of income
     for the year ended December 31, 2001...................      C-23
    Pro forma consolidated condensed statements of income
     for the nine months ended September 30, 2002...........      C-25
    Pro forma consolidated condensed balance sheets as at
     September 30, 2002.....................................      C-27
    Notes to pro forma consolidated condensed financial
     statements.............................................      C-29

SHERRITT INTERNATIONAL CORPORATION
  CONSOLIDATED FINANCIAL STATEMENTS
    Auditors' report........................................      C-36
    Consolidated balance sheets.............................      C-37
    Consolidated statements of operations...................      C-38
    Consolidated statements of retained earnings
     (deficit)..............................................      C-39
    Consolidated statements of cash flow....................      C-40
    Notes to consolidated financial statements..............      C-41

SHERRITT COAL ACQUISITION INC.
  BALANCE SHEET
    Auditors' report........................................      C-82
    Balance sheet...........................................      C-83
    Notes to the balance sheet..............................      C-84

CANADIAN COAL TRUST
  BALANCE SHEET
    Auditors' report........................................      C-86
    Balance sheet...........................................      C-87
    Notes to the balance sheet..............................      C-88

LUSCAR COAL INCOME FUND
  FINANCIAL STATEMENTS
    Auditors' report........................................      C-90
    Balance sheets..........................................      C-91
    Statements of earnings..................................      C-92
    Statements of unitholders' equity.......................      C-93
    Statements of cash flows................................      C-94
    Notes to financial statements...........................      C-95

LUSCAR COAL LTD.
  CONSOLIDATED FINANCIAL STATEMENTS
    Auditors' report........................................     C-106
    Consolidated balance sheets.............................     C-107
    Consolidated statements of deficit......................     C-108
    Consolidated statements of earnings.....................     C-109
    Consolidated statements of cash flows...................     C-110
    Notes to consolidated financial statements..............     C-111

                       SHERRITT INTERNATIONAL CORPORATION
                        PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                               COMPILATION REPORT

To the Directors of Sherritt International Corporation

    We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated condensed balance sheets of Sherritt International Corporation as at September 30, 2002 and the unaudited pro forma consolidated condensed statements of operations for the nine month period ended
September 30, 2002 and year ended December 31, 2001. These pro forma financial statements have been prepared for inclusion in the Enhanced Offer and Circular relating to the offer by Sherritt Coal Acquisition Inc. to purchase all of the outstanding shares of Fording Inc. In our opinion, the unaudited pro forma consolidated condensed balance sheets and the unaudited pro forma consolidated condensed statements of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

 COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED
                           STATES REPORTING STANDARDS

    The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                             MAXIMUM CASH (NOTE 2)

                                                                               Pro forma
                                          Sherritt   Luscar(1)   Fording(2)   adjustments     Notes     Pro forma
                                          --------   ---------   ----------   -----------   ---------   ---------
Revenue.................................   636.6       115.1       1,000.4     (1,000.4)    3(a)(i)        751.7
                                           -----       -----       -------     --------                  -------
Cost of sales, selling, general and
  administrative expenses...............   439.4        95.9         754.2       (754.2)    3(a)(i)        535.3
Depletion and amortization..............   118.8        17.2          69.8        (69.8)    3(a)(i)        134.8
                                                                                   (1.7)    3(a)(ii)
                                                                                    0.5     3(a)(ii)
Write-down of Anaconda investment.......    23.4          --            --           --                     23.4
Amortization of goodwill................     1.4          --            --           --                      1.4
Share of loss of equity investments.....     0.6          --            --          3.6     3(a)(i)          4.2
Interest income on SCAI Notes...........      --          --            --        (29.7)    3(a)(iii)      (29.7)
Interest and other expenses.............    (4.4)        7.3          12.6        (12.6)    3(a)(i)         30.7
                                                                                    1.9     3(a)(iv)
                                                                                   25.9     3(a)(v)
Minority interest.......................     1.1          --            --           --                      1.1
Takeover response costs.................      --         6.1            --         (6.1)    3(a)(vi)          --
                                           -----       -----       -------     --------                  -------
EARNINGS (LOSS) BEFORE INCOME TAXES.....    56.3       (11.4)        163.8       (158.2)                    50.5
Income taxes (recovery).................     4.7       (16.0)         69.2        (64.9)    3(a)(vii)       (7.0)
                                           -----       -----       -------     --------                  -------
NET EARNINGS............................    51.6         4.6          94.6        (93.3)                    57.5
                                           =====       =====       =======     ========                  =======
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic...................................    0.34                                                            0.40
Diluted.................................    0.33                                                            0.37
WEIGHTED AVERAGE NUMBER OF RESTRICTED
  VOTING SHARES OUTSTANDING (MILLIONS)
Basic...................................    88.4                                                            88.4
Diluted.................................   157.0                                                           157.0

------------

(1) Represents Sherritt's 50% interest in the combined statement of earnings of Luscar Coal Income Fund and Luscar Coal Ltd. from January 1 to May 11, 2001.

(2) Represents the consolidated statement of earnings of Fording Inc. for the year ended December 31, 2001.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                              Pro forma
                                         Sherritt   Luscar(1)   Fording(2)   adjustments     Notes     Pro forma
                                         --------   ---------   ----------   -----------   ---------   ---------
Revenue................................   636.6       115.1       1,000.4     (1,000.4)    3(b)(i)       751.7
                                          -----       -----       -------     --------                   -----
Cost of sales, selling, general and
  administrative expenses..............   439.4        95.9         754.2       (754.2)    3(b)(i)       535.3
Depletion and amortization.............   118.8        17.2          69.8        (69.8)    3(b)(i)       134.4
                                                                                  (1.7)    3(b)(ii)
                                                                                   0.1     3(b)(ii)
Write-down of Anaconda investment......    23.4          --            --           --                    23.4
Amortization of goodwill...............     1.4          --            --           --                     1.4
Share of loss of equity investments....     0.6          --            --          1.0     3(b)(i)         1.6
Interest income on SCAI Notes..........      --          --            --        (12.5)    3(b)(iii)     (12.5)
Interest and other expenses............    (4.4)        7.3          12.6        (12.6)    3(b)(i)         9.1
                                                                                   1.9     3(b)(iv)
                                                                                   4.3     3(b)(v)
Minority interest......................     1.1          --            --           --                     1.1
Takeover response costs................      --         6.1            --         (6.1)    3(b)(vi)         --
                                          -----       -----       -------     --------                   -----
EARNINGS (LOSS) BEFORE INCOME TAXES....    56.3       (11.4)        163.8       (150.8)                   57.9
Income taxes (recovery)................     4.7       (16.0)         69.2        (62.8)    3(b)(vii)      (4.9)
                                          -----       -----       -------     --------                   -----
NET EARNINGS...........................    51.6         4.6          94.6        (88.0)                   62.8
                                          =====       =====       =======     ========                   =====
NET EARNINGS PER RESTRICTED VOTING
  SHARE
Basic..................................    0.34                                                           0.46
Diluted................................    0.33                                                           0.40
WEIGHTED AVERAGE NUMBER OF RESTRICTED
  VOTING SHARES OUTSTANDING (MILLIONS)
Basic..................................    88.4                                                           88.4
Diluted................................   157.0                                                          157.0

------------

(1) Represents Sherritt's 50% interest in the combined statement of earnings of Luscar Coal Income Fund and Luscar Coal Ltd. from January 1 to May 11, 2001.

(2) Represents the consolidated statement of earnings of Fording Inc. for the year ended December 31, 2001.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                             MAXIMUM CASH (NOTE 2)

                                                                            Pro forma
                                                   Sherritt   Fording(1)   adjustments     Notes     Pro forma
                                                   --------   ----------   -----------   ---------   ---------
Revenue..........................................   609.5        669.8       (669.8)     3(a)(i)       609.5
                                                    -----        -----       ------                    -----
Cost of sales, selling, general and
  administrative expenses........................   394.4        504.7       (504.7)     3(a)(i)       394.4
Depletion and amortization.......................   109.8         53.9        (53.9)     3(a)(i)       110.2
                                                                                0.4      3(a)(ii)
Write-down of Anaconda investment................    37.0           --           --                     37.0
Brooks capital expense...........................      --          7.9         (7.9)     3(a)(i)          --
Share of loss of equity investments..............     1.7           --          5.8      3(a)(i)         7.5
Interest income on SCAI Notes....................      --           --        (20.6)     3(a)(iii)     (20.6)
Interest and other expenses......................    10.0          4.2         (4.2)     3(a)(i)        29.4
                                                                               19.4      3(a)(v)
Minority interest................................     0.7           --           --                      0.7
                                                    -----        -----       ------                    -----
EARNINGS BEFORE INCOME TAXES.....................    55.9         99.1       (104.1)                    50.9
Income taxes.....................................    10.1         50.8        (50.5)     3(a)(vii)      10.4
                                                    -----        -----       ------                    -----
NET EARNINGS.....................................    45.8         48.3        (53.6)                    40.5
                                                    =====        =====       ======                    =====
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic............................................    0.29                                               0.24
Diluted..........................................    0.28                                               0.24
WEIGHTED AVERAGE NUMBER OF RESTRICTED VOTING
  SHARES OUTSTANDING (MILLIONS)
Basic............................................    97.7                                               97.7
Diluted..........................................   166.4                                              166.4

------------

(1) Represents the consolidated statement of earnings of Fording Inc. for the nine months ended September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                            Pro forma
                                                   Sherritt   Fording(1)   adjustments     Notes     Pro forma
                                                   --------   ----------   -----------   ---------   ---------
Revenue..........................................   609.5        669.8       (669.8)     3(b)(i)       609.5
                                                    -----        -----       ------                    -----
Cost of sales, selling, general and
  administrative expenses........................   394.4        504.7       (504.7)     3(b)(i)       394.4
Depletion and amortization.......................   109.8         53.9        (53.9)     3(b)(i)       109.9
                                                                                0.1      3(b)(ii)
Write-down of Anaconda investment................    37.0           --           --                     37.0
Brooks capital expense...........................      --          7.9         (7.9)     3(b)(i)          --
Share of loss of equity investments..............     1.7           --          2.2      3(b)(i)         3.9
Interest income on SCAI Notes....................      --           --         (8.5)     3(b)(iii)      (8.5)
Interest and other expenses......................    10.0          4.2         (4.2)     3(b)(i)        13.2
                                                                                3.2      3(b)(v)
Minority interest................................     0.7           --           --                      0.7
                                                    -----        -----       ------                    -----
EARNINGS BEFORE INCOME TAXES.....................    55.9         99.1        (96.1)                    58.9
Income taxes.....................................    10.1         50.8        (48.6)     3(b)(vii)      12.3
                                                    -----        -----       ------                    -----
NET EARNINGS.....................................    45.8         48.3        (47.5)                    46.6
                                                    =====        =====       ======                    =====
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic............................................    0.29                                               0.30
Diluted..........................................    0.28                                               0.28
WEIGHTED AVERAGE NUMBER OF RESTRICTED VOTING
  SHARES OUTSTANDING (MILLIONS)
Basic............................................    97.7                                               97.7
Diluted..........................................   166.4                                              166.4

------------

(1) Represents the consolidated statement of earnings of Fording Inc. for the nine months ended September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
                         (MILLIONS OF CANADIAN DOLLARS)
                             MAXIMUM CASH (NOTE 2)

                                                                           Pro forma
                                                  Sherritt   Fording(1)   adjustments     Notes      Pro forma
                                                  --------   ----------   -----------   ----------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments...............    253.0          6.8       (214.1)    2(d)(i)           45.7
  Advances and loans receivable.................     42.4           --           --                       42.4
  Accounts receivable...........................    224.3         41.3        (41.3)    2(d)(ii)         224.3
  Inventories...................................    114.8        186.8       (186.8)    2(d)(ii)         114.8
  Overburden removal costs......................     15.6           --           --                       15.6
  Prepaid expenses..............................      9.0         10.4        (10.4)    2(d)(ii)           9.0
  Future income taxes...........................      3.7           --           --                        3.7
                                                  -------      -------      -------                    -------
                                                    662.8        245.3       (452.6)                     455.5

CAPITAL ASSETS..................................  1,118.9        789.3       (789.3)    2(d)(iii)      1,118.9
INVESTMENTS.....................................    101.0           --          5.0     2(d)(iv)         106.0
SCAI SERIES B NOTES.............................       --           --        340.0     2(d)(v)          340.0
FUTURE INCOME TAXES.............................     29.7           --           --                       29.7
OTHER ASSETS....................................     98.3         10.5        (10.5)    2(d)(iii)        105.6
                                                                                7.3     2(d)(iii)
                                                  -------      -------      -------                    -------
                                                  2,010.7      1,045.1       (900.1)                   2,155.7
                                                  =======      =======      =======                    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and bank indebtedness.........     32.2         10.7        (10.7)    2(d)(vi)          32.2
  Accounts payable and accrued liabilities......    109.6         74.8        (74.8)    2(d)(vi)         109.6
  Current portion of long-term debt.............     12.9           --           --                       12.9
  Site restoration and abandonment..............     10.5           --           --                       10.5
  Future income taxes...........................      1.4           --           --                        1.4
  Swaps and forward contracts...................      1.8           --           --                        1.8
                                                  -------      -------      -------                    -------
                                                    168.4         85.5        (85.5)                     168.4
LONG-TERM DEBT..................................    244.2        136.0          9.0     2(d)(vii)        389.2
FUTURE INCOME TAXES.............................    203.9        185.7       (185.7)    2(d)(viii)       203.9
MINORITY INTEREST...............................      4.7           --           --                        4.7
OTHER LONG-TERM LIABILITIES.....................     44.0         62.9        (62.9)    2(d)(viii)        44.0
                                                  -------      -------      -------                    -------
                                                    665.2        470.1       (325.1)                     810.2
                                                  -------      -------      -------                    -------
SHAREHOLDERS' EQUITY
  Convertible debentures........................    587.3           --           --                      587.3
  Capital stock.................................    451.0        122.1       (122.1)    2(d)(ix)         451.0
  Contributed surplus...........................    199.8           --           --                      199.8
  Foreign currency translation adjustments......       --         34.3        (34.3)    2(d)(ix)            --
  Retained earnings.............................    107.4        418.6       (418.6)    2(d)(ix)         107.4
                                                  -------      -------      -------                    -------
                                                  1,345.5        575.0       (575.0)                   1,345.5
                                                  -------      -------      -------                    -------
                                                  2,010.7      1,045.1       (900.1)                   2,155.7
                                                  =======      =======      =======                    =======

------------

(1) Represents the consolidated balance sheet of Fording Inc. as at September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
                         (MILLIONS OF CANADIAN DOLLARS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                           Pro forma
                                                  Sherritt   Fording(1)   adjustments     Notes      Pro forma
                                                  --------   ----------   -----------   ----------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments...............    253.0          6.8       (165.8)    2(d)(i)           94.0
  Advances and loans receivable.................     42.4           --           --                       42.4
  Accounts receivable...........................    224.3         41.3        (41.3)    2(d)(ii)         224.3
  Inventories...................................    114.8        186.8       (186.8)    2(d)(ii)         114.8
  Overburden removal costs......................     15.6           --           --                       15.6
  Prepaid expenses..............................      9.0         10.4        (10.4)    2(d)(ii)           9.0
  Future income taxes...........................      3.7           --           --                        3.7
                                                  -------      -------     --------                    -------
                                                    662.8        245.3       (404.3)                     503.8
CAPITAL ASSETS..................................  1,118.9        789.3       (789.3)    2(d)(iii)      1,118.9
INVESTMENTS.....................................    101.0           --         31.5     2(d)(iv)         132.5
SCAI SERIES B NOTES.............................       --           --        126.0     2(d)(v)          126.0
FUTURE INCOME TAXES.............................     29.7           --           --                       29.7
OTHER ASSETS....................................     98.3         10.5        (10.5)    2(d)(iii)         99.8
                                                                                1.5     2(d)(iii)
                                                  =======      =======     ========                    =======
                                                  2,010.7      1,045.1     (1,045.1)                   2,010.7
                                                  =======      =======     ========                    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and bank indebtedness.........     32.2         10.7        (10.7)    2(d)(vi)          32.2
  Accounts payable and accrued liabilities......    109.6         74.8        (74.8)    2(d)(vi)         109.6
  Current portion of long-term debt.............     12.9           --           --                       12.9
  Site restoration and abandonment..............     10.5           --           --                       10.5
  Future income taxes...........................      1.4           --           --                        1.4
  Swaps and forward contracts...................      1.8           --           --                        1.8
                                                  -------      -------     --------                    -------
                                                    168.4         85.5        (85.5)                     168.4
LONG-TERM DEBT..................................    244.2        136.0       (136.0)    2(d)(vii)        244.2
FUTURE INCOME TAXES.............................    203.9        185.7       (185.7)    2(d)(viii)       203.9
MINORITY INTEREST...............................      4.7           --           --                        4.7
OTHER LONG-TERM LIABILITIES.....................     44.0         62.9        (62.9)    2(d)(viii)        44.0
                                                  -------      -------     --------                    -------
                                                    665.2        470.1       (470.1)                     665.2
                                                  -------      -------     --------                    -------
SHAREHOLDERS' EQUITY
  Convertible debentures........................    587.3           --           --                      587.3
  Capital stock.................................    451.0        122.1       (122.1)    2(d)(ix)         451.0
  Contributed surplus...........................    199.8           --           --                      199.8
  Foreign currency translation adjustments......       --         34.3        (34.3)    2(d)(ix)            --
  Retained earnings.............................    107.4        418.6       (418.6)    2(d)(ix)         107.4
                                                  -------      -------     --------                    -------
                                                  1,345.5        575.0       (575.0)                   1,345.5
                                                  -------      -------     --------                    -------
                                                  2,010.7      1,045.1     (1,045.1)                   2,010.7
                                                  =======      =======     ========                    =======

------------

(1) Represents the consolidated balance sheet of Fording Inc. as at September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated condensed financial statements have been prepared by management of Sherritt in accordance with Canadian generally accepted accounting principles for inclusion in the Enhanced Offer and Circular ("Enhanced Offer") relating to the offer of Sherritt Coal Acquisition Inc. ("SCAI") to purchase all of the outstanding shares of Fording Inc. ("Fording").

    The acquisition of 50% of Luscar Coal Income Fund was accounted for by Sherritt in its audited consolidated financial statements for the year ended December 31, 2001 using the purchase method of accounting. Accordingly, Sherritt's audited consolidated financial statements for the year ended December 31, 2001 includes 50% of the combined financial statements of Luscar Coal Income Fund and Luscar Coal Ltd. from May 12, 2001. The pro forma consolidated statements of operations for the year ended
    December 31, 2001 give effect to the acquisition of Luscar Coal Income Fund as if it had occurred on January 1, 2001.

    The pro forma consolidated balance sheets have been prepared to give effect to the transactions related to the proposed acquisition of Fording as if they had occurred on the balance sheet date while the pro forma consolidated statements of income give effect to the acquisition of Luscar Coal Income Fund and transactions related to the proposed acquisition of Fording as if they had occurred at January 1, 2001. The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

    The information and pro forma adjustments relating to Luscar Coal Income Fund and Luscar Coal Ltd. for the year ended December 31, 2001 were derived from the unaudited combined financial statements of Luscar Coal Income Fund and Luscar Coal Ltd. for the period January 1 to May 11, 2001.

    The information and pro forma adjustments related to Fording included in these statements were derived solely from publicly available documents on file with the Canadian securities regulatory authorities. Consent of Fording's auditors to use of their audit report has not been obtained.

    The pro forma financial statements should be read in conjunction with Sherritt's consolidated financial statements and the financial statements of Luscar Coal Income Fund and Luscar Coal Ltd., all of which are included elsewhere in the Enhanced Offer and Fording's audited consolidated financial statements as at and for the year ended December 31, 2001 and unaudited consolidated financial statements as at and for the nine months ended September 30, 2002.

    In accordance with the Companion Policy to Rule 41-501 of the Ontario Securities Commission, adjustments included in pro forma financial statements shall be limited to those which are "directly attributable to specific completed or proposed transactions for which there are commitments and for which the complete financial effects are objectively determinable". There are a number of transactions contemplated and potential benefits described in the Enhanced Offer that do not meet these criteria and, accordingly, cannot be reflected in the pro forma financial statements. These include:

    - SCAI intends to enter into transactions involving Fording's thermal assets with Sherritt Coal Partnership II ("SCP II"), a partnership between Sherritt and Ontario Teachers' Pension Plan Board ("OTPP"), and Luscar Energy Partnership (a partnership controlled by the ultimate partners of SCP II) or subsidiaries of Luscar Energy Partnership. The effect of such transactions, which will be subject to obtaining any required regulatory and third party consents, would be such that SCAI will cease to have a material economic participation in these thermal assets. Agreements are not yet in place to effect these transactions.

    - SCAI has an agreement in principle with Luscar Ltd. ("Luscar"), a subsidiary of Luscar Energy Partnership, and CONSOL Energy Inc. ("CONSOL") for the purchase of the jointly-owned Met Coal Assets, comprising the Line Creek mine, the undeveloped Cheviot mine project and a 46.4% interest in the Neptune Terminals, in exchange for 5.9 million trust units. Definitive documentation has not yet been signed for this proposed transaction; however, the Partnership has agreed in principle that the Partnership or one of its affiliates will purchase the Exchange Rights or Units received by CONSOL if CONSOL so elects. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - SCAI also intends to enter into a put option agreement with Luscar and CONSOL to sell the Luscar mine to SCAI in exchange for 0.5 million trust units. Definitive documentation has not yet been signed for this proposed transaction. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - Uncertainty exists as to whether provisions exist in Fording's banking facilities and foreign exchange contracts that would require early termination of these arrangements upon a change of control. SCAI intends to discharge all existing indebtedness of Fording, including any indebtedness in respect of outstanding amounts under bank credit facilities and foreign exchange swaps; however, the cost of discharging these obligations is uncertain.

    - SCAI and its subsidiaries intend to replace the bridge financing and a $100 million working capital facility with a $425 million term facility negotiated with a Canadian chartered bank which will bear interest at rates consistent with investment grade facilities of this

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION (CONTINUED)
     type. Because definitive agreements have not yet been signed for the term facility, the effect of the lower interest rate is not reflected in the pro forma financial statements.

    - SCP II will not receive any distribution in respect of its interest in SCAI during any quarter in 2003 unless Canadian Coal has first received interest on Notes of SCAI equivalent to $1.05 per Unit in respect of each calendar quarter, for a maximum quarterly subordination amount of $11.25 million. The impact of this subordination feature would be a reduction in Sherritt's pro forma net earnings, however, the actual impact is not objectively determinable on the basis that pro forma information was not available on a quarterly basis and that inclusion of the above transactions would impact the amount of subordination.

    In preparing these pro forma financial statements, no adjustments were made to reflect operating synergies, general and administrative cost savings or possible tax benefits that may result from the transaction. Restructuring and other non-recurring costs are also excluded. The purchase price calculation and allocation is based on estimates and the actual allocation will vary from this estimate. Given these facts and the number of transactions contemplated in the Enhanced Offer that are not reflected in the pro forma financial statements and other uncertainties resulting from the fact that management did not have access to the detailed records of Fording when preparing the statements, these pro forma financial statements differ from the results that would have been compiled and presented if management had access to all pertinent information. These differences will be material.

    Financial statements require management to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the date of the balance sheets and the reported amounts of pro forma revenues and expenses during the reported period. Actual results could differ from those estimates.

    The pro forma financial statements give effect to the assumptions that approval has been obtained by the regulators for the listing of Canadian Coal, that the Exchange Rights have been exchanged for trust units and that the proposed transactions described in note 2 have occurred.

2.  PRO FORMA TRANSACTION ASSUMPTIONS

    Under the terms of the Enhanced Offer, each Fording shareholder will be given the opportunity to elect the following consideration for each Fording share:

    - $35 in cash;

    - one Exchange Right of Sherritt ("Exchange Right"), which will be exchangeable into a trust unit of Canadian Coal; or

    - a combination of cash and Exchange Rights.

    In the event that more than 24.3 million Fording shares are elected for the cash offer, the Enhanced Offer provides a pool of cash of $850 million and a pool of approximately 27.1 million Exchange Rights, with an ascribed value of $949 million. In this event, Fording shareholders will receive a pro rata amount of cash and Exchange Rights, such that the total consideration equals $850 million of cash and approximately 27.1 million Exchange Rights.

    A maximum amount of up to approximately 42,405,000 Exchange Rights will be issued. In the event that elections for Exchange Rights exceed this maximum, a pro rata amount of cash and Exchange Rights will be issued.

    Ontario Teachers' Pension Plan Board owns approximately 3.2 million Fording shares and has indicated its intention to elect for Exchange Rights.

    The number of outstanding Fording shares on the date of the acquisition is assumed to be approximately 51.4 million.

    As discussed in note 1, management did not have access to the detailed records of Fording. As a result, management has not attempted to estimate fair value adjustments related to the purchase price allocation, other than recognizing the unrealized loss as at September 30, 2002, of $151.9 million before tax, on Fording's foreign exchange arrangements. The residual difference between the purchase price and the book values after this adjustment has been preliminarily allocated to goodwill.

    The fair values of the assets and liabilities will be determined at the actual date of acquisition and will differ from the amounts shown below in the assumed pro forma purchase price allocation. This will include valuations for surface coal reserves, customer contracts, land rights and mine development projects, the impact of which will be a change in value of capital assets and goodwill, offset in part by amortization of the above assets, as well as other adjustments to allocate fair values to assets and liabilities.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
    As the consideration paid to Fording shareholders may be in varying proportions of cash and Exchange Rights, the pro forma financial statements present two of the possible alternative scenarios. Unaudited pro forma financial statements have been prepared under the scenarios that the maximum cash is used or that the maximum number of Trust Units is issued, as described below. These scenarios are named as "Maximum Cash", and "Maximum Trust Units" to describe the scenario after completion of the exchange of Exchange Rights for Trust Units.

    A)  SHERRITT COAL PARTNERSHIP II

       The initial contribution by the partners of SCP II is up to $400 million in cash, contributed equally by OTPP and Sherritt.

       In the case of the Maximum Cash scenario, the additional cash required to fund the cash component of the acquisition will be obtained from bridge debt facilities. The pro forma adjustments reflect Sherritt's proportionate share of such debt, being $145 million.

    B)  SCAI

       The initial capitalization of SCAI is as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        Common shares issued to Sherritt and SCP II.................     199.8         359.8
        Series A Notes issued to Sherritt...........................     759.2       1,187.2
        Series B Notes issued to SCP II.............................     680.0         252.0
        Short-term debt.............................................     210.0          46.0
                                                                       -------       -------
                                                                       1,849.0       1,845.0
                                                                       =======       =======
        In exchange for:
        Exchange Rights.............................................     949.0       1,484.0
        Cash........................................................     690.0         315.0
        Proceeds from debt issue....................................     210.0          46.0
                                                                       -------       -------
                                                                       1,849.0       1,845.0
                                                                       =======       =======

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       Concurrently with the capitalization, SCAI acquires all of the outstanding shares of Fording in exchange for a combination of cash and Exchange Rights. The acquisition is accounted for by SCAI using the purchase method of accounting for business combinations, as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        ACQUISITION COSTS
        Consideration in cash.......................................     850.0         315.0
        Consideration in Exchange Rights............................     949.0       1,484.0
        Transaction costs incurred by SCAI..........................      33.7          32.8
                                                                       -------       -------
                                                                       1,832.7       1,831.8
                                                                       =======       =======
        ALLOCATION OF ACQUISITION COST
        Capital assets..............................................     789.3         789.3
        Goodwill....................................................   1,406.7       1,406.9
        Net working capital.........................................      78.8          78.8
        Long-term debt..............................................    (136.0)       (136.0)
        Future income taxes.........................................    (101.8)       (102.9)
        Foreign exchange arrangements...............................    (151.9)       (151.9)
        Other assets and liabilities................................     (52.4)        (52.4)
                                                                       -------       -------
                                                                       1,832.7       1,831.8
                                                                       =======       =======

       The remaining cash raised on the initial capitalization of SCAI is used to pay financing fees associated with debt incurred to fund the acquisition. These fees are recorded as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   -----------
        Prepaid expenses............................................      9.7          6.6
        Other assets................................................      6.6          6.6
                                                                        -----        -----
                                                                         16.3         13.2
                                                                        =====        =====

       Following this transaction, SCAI would consolidate the operating results and financial position of Fording.

       The amounts above include takeover-related costs of $81.0 million to be incurred by Fording, as disclosed in Fording's Supplement to the Management Information Circular, which have been deducted from net working capital. The related future tax benefit of $9.9 million has been included in future income taxes. SCAI is expected to incur estimated financing and transaction costs of $50.0 million and $46.0 million, respectively, under the two scenarios. The related future tax benefit of $16.3 million and $15.2 million, respectively, has also been reflected in future income taxes.

    C)  CANADIAN COAL TRUST

       The initial capitalization of Canadian Coal Trust is as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        Trust Units issued to Sherritt..............................     949.0       1,484.0
                                                                       =======       =======
        In exchange for:
        Common shares of SCAI held by Sherritt......................     189.8         296.8
        Series A Notes held by Sherritt.............................     759.2       1,187.2
                                                                       -------       -------
                                                                         949.0       1,484.0
                                                                       =======       =======

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       Following approval by the regulators to provide for the free tradeability of the Trust Units of Canadian Coal, the Exchange Rights held by the ex-Fording shareholders are to be exchanged for Trust Units held by Sherritt.

       In the Maximum Trust Units scenario, SCP II will own 17.5% of SCAI and in the Maximum Cash scenario, SCP II will own approximately 47.2% of SCAI. Sherritt would proportionately consolidate its 50% interest in SCP II, which, in turn, equity accounts for its investment in SCAI as a result of various provisions in the proposed management agreement and shareholders agreement which indicate that SCP II will be able to exert significant influence over SCAI. Under equity accounting, SCP II's share of the assets and liabilities of SCAI and its subsidiaries would be shown in the balance sheet on a net basis as an investment. The facts and circumstances which exist after the acquisition will determine the actual method of accounting for the interest in SCAI.

       MAXIMUM CASH

       SCP II acquires a 47.2% ownership interest in SCAI for $690.0 million, comprising $10.0 million in share capital and $680.0 million in Series B Notes. Canadian Coal Trust acquires a 52.8% ownership interest in SCAI for $949.0 million, comprising $189.8 million in equity and $759.2 million in Series A Notes.

       MAXIMUM TRUST UNITS

       SCP II acquires a 17.5% ownership interest in SCAI for $315.0 million, comprising $63.0 million in share capital and $252.0 million Series B Notes. Canadian Coal Trust acquires an 82.5% ownership interest in SCAI for $1,484.0 million, comprising $296.8 million in equity and $1,187.2 million in Series A Notes.

       Under the Maximum Units scenario, lower external debt is required to finance the purchase of the Fording shares. In such an instance, SCAI has indicated its intention to draw down its debt facilities and to pay a distribution to the shareholders. The effect of this proposed possible transaction is not included in the pro forma financial statements.

    D)  PRO FORMA ADJUSTMENTS -- BALANCE SHEET

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        (i) CASH
          Capitalization of SCP II..................................   (200.0)       (157.5)
          Financing costs...........................................     (7.3)         (1.5)
          Fording elimination.......................................     (6.8)         (6.8)
                                                                       ------        ------
                                                                       (214.1)       (165.8)
                                                                       ======        ======
        (ii) OTHER ASSETS -- CURRENT -- FORDING ELIMINATIONS
          Accounts receivable.......................................    (41.3)        (41.3)
                                                                       ======        ======
          Inventory.................................................   (186.8)       (186.8)
                                                                       ======        ======
          Prepaid expenses..........................................    (10.4)        (10.4)
                                                                       ======        ======
        (iii) OTHER ASSETS -- NON-CURRENT
          Capital assets -- Fording elimination.....................   (789.3)       (789.3)
                                                                       ======        ======
          Other assets -- Fording elimination.......................    (10.5)        (10.5)
                                                                       ======        ======
                     -- Deferred Financing costs....................      7.3           1.5
                                                                       ======        ======
        (iv) INVESTMENTS
          Shares of SCAI............................................      5.0          31.5
                                                                       ======        ======
        (v) SCAI SERIES B NOTES
          Investment in Notes.......................................    340.0         126.0
                                                                       ======        ======

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        (vi) OTHER CURRENT LIABILITIES -- FORDING ELIMINATIONS
          Short-term debt and bank indebtedness.....................    (10.7)        (10.7)
                                                                       ======        ======
          Accounts payable and accrued liabilities..................    (74.8)        (74.8)
                                                                       ======        ======
        (vii) LONG-TERM DEBT
                         -- Long-term debt -- Fording elimination...   (136.0)       (136.0)
                         -- Bridge debt.............................    145.0        --
                                                                       ------        ------
                                                                          9.0        (136.0)
                                                                       ======        ======
        (viii) OTHER LONG-TERM -- FORDING ELIMINATIONS
          Future income taxes.......................................   (185.7)       (185.7)
                                                                       ======        ======
          Other long-term liabilities...............................    (62.9)        (62.9)
                                                                       ======        ======
        (ix) SHAREHOLDERS' EQUITY -- FORDING ELIMINATIONS
          Capital stock.............................................   (122.1)       (122.1)
          Foreign currency translation adjustments..................    (34.3)        (34.3)
          Retained earnings.........................................   (418.6)       (418.6)
                                                                       ------        ------
                                                                       (575.0)       (575.0)
                                                                       ======        ======

3.  PRO FORMA ADJUSTMENTS -- STATEMENT OF OPERATIONS

    (a) Maximum Cash

       As described in note 2, if the Maximum Cash scenario occurs, SCP II would own 47.2% of SCAI. SCP II would equity account for this investment. Sherritt would proportionately consolidate its 50% interest in SCP II. The following describes pro forma adjustments to the consolidated statement of operations as if the transactions had occurred at the beginning of the periods:

        (i) Revenue and expenses of Fording have been eliminated to reflect equity accounting for this investment.

        (ii) Depletion and amortization expense has been adjusted to reflect the amortization of adjustments to the carrying value of Luscar Coal Income Fund's assets arising from the acquisition of Luscar by Sherritt ($1.7 million in 2001) and amortization of deferred financing costs relating to financing associated with the Fording transaction.

       (iii) Interest to a maximum of 15% per annum, limited to the extent of SCAI's distributable cash, has been recognized as income.

        (iv) Interest and other expense has been adjusted to reflect the reduction in interest income from lower cash and short-term investment balances resulting from the cash component of the Luscar acquisition.

        (v) Interest and other expense has been adjusted to reflect the impacts of the Fording transaction as follows:

                                                                            Nine months ended
                                                                              September 30,            Year ended
                                                                                  2002              December 31, 2001
                                                                          ---------------------   ---------------------
                                                                                       Maximum                 Maximum
                                                                           Maximum      Trust      Maximum      Trust
                                                                            Cash        Units       Cash        Units
                                                                          ---------   ---------   ---------   ---------
            Interest on financing of the acquisition....................    15.2          --        20.3          --
            Reduction in interest income from cash used in the
              acquisitions..............................................     4.2         3.2         5.6         4.3
                                                                            ----         ---        ----         ---
                                                                            19.4         3.2        25.9         4.3
                                                                            ====         ===        ====         ===

        (vi) Direct costs incurred by Luscar Coal Income Fund to respond to the takeover bid have been eliminated.

       (vii) Income tax expense has been adjusted for the impact of the above items.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

3.  PRO FORMA ADJUSTMENTS -- STATEMENT OF OPERATIONS (CONTINUED)
    (b) Maximum Trust Units

       As described in note 2, if the Maximum Trust Units scenario occurs, SCP II would own 17.5% of SCAI. In such an instance, SCP II would equity account for this investment and Sherritt would proportionately consolidate its 50% interest in SCP II. The following describes pro forma adjustments to the consolidated statement of operations as if the transaction had occurred at the beginning of the periods:

        (i) Revenue and expenses of Fording have been eliminated to reflect the effects of equity accounting for this investment.

        (ii) Depletion and amortization expense has been adjusted to reflect amortization of adjustments to the carrying value of Luscar Coal Income Fund's assets arising from the Luscar acquisition
             ($1.7 million in 2001) and amortization of deferred financing costs relating to financing associated with the Fording transaction.

       (iii) Interest to a maximum of 15% per annum, limited to the extent of SCAI's distributable cash, has been recognized as income.

        (iv) Interest and other expense has been adjusted to reflect the reduction in interest income from lower cash and short-term investment balances resulting from the cash component of the Luscar acquisition.

        (v) Interest and other expenses have been adjusted to reflect the impacts of the Fording transaction as disclosed in
            Note 3(a)(v) above.

        (vi) Direct costs incurred by Luscar Coal Income Fund to respond to the takeover bid have been eliminated.

       (vii) Income tax expense has been adjusted for the impact of the above items.

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The pro forma consolidated financial statements of Sherritt have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in most respects, conform to United States generally accepted accounting principles ("U.S. GAAP"). Fording does not provide information regarding differences between Canadian and U.S. GAAP in its quarterly financial statements and as such no pro forma information is provided on differences between Canadian and U.S. GAAP that may exist for pro forma information presented under Canadian GAAP as at and for the nine months ended September 30, 2002. Readers are cautioned that differences from U.S. GAAP as at and for the nine months ended September 30, 2002, if any, could be material. Significant differences between Canadian and U.S. GAAP for the year ended December 31, 2001 are as follows:

    A. Pro forma Statement of Operations

                                                                               Year ended December 31, 2001
                                                                  ------------------------------------------------------
                                                                                                    Pro forma Sherritt
                                                                                                   ---------------------
                                                                                                                Maximum
                                                                                                    Maximum      Trust
                                                                  Sherritt    Luscar    Fording      Cash        Units
                                                                  --------   --------   --------   ---------   ---------
    NET INCOME UNDER CANADIAN GAAP..............................    51.6        4.6       94.6        57.5        62.8
    Impact of U.S. GAAP, net of tax
      Derivative financial instruments (a)......................    (1.1)      (2.9)     (55.8)      (17.2)       (8.9)
      Stock based compensation (b)..............................      --         --       (3.2)       (0.8)       (0.3)
      Convertible debentures (e)................................   (24.8)        --         --       (24.8)      (24.8)
      Pension valuation allowance (f)...........................     0.3         --         --         0.3         0.3
      Full cost accounting (g)..................................    (6.1)        --         --        (6.1)       (6.1)
      Income tax rate changes (h)...............................     2.9       (0.1)        --         2.8         2.8
      Capitalized interest (i)..................................     0.3         --         --         0.3         0.3
      Change in accounting policies (k).........................      --        1.6         --         1.6         1.6
                                                                   -----      -----      -----       -----       -----
    NET INCOME UNDER U.S. GAAP..................................    23.1        3.2       35.6        13.6        27.7
                                                                   =====      =====      =====       =====       =====

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    B.  Pro forma Statement of Comprehensive Income

    Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP.

                                                                               Year ended December 31, 2001
                                                                  ------------------------------------------------------
                                                                                                    Pro forma Sherritt
                                                                                                   ---------------------
                                                                                                                Maximum
                                                                                                    Maximum      Trust
                                                                  Sherritt    Luscar    Fording      Cash        Units
                                                                  --------   --------   --------   ---------   ---------
    NET INCOME UNDER U.S. GAAP..................................    23.1        3.2       35.6        13.6        27.7
    Other comprehensive income, net of tax
      Cumulative translation adjustment (c).....................      --         --       14.4         3.4         1.3
      Investments (d)
        Unrealized loss.........................................   (39.6)        --         --       (39.6)      (39.6)
        Reclassification to net earnings of realized losses and
          write-downs...........................................    19.0         --         --        19.0        19.0
      Minimum pension liability (j).............................      --         --       (3.3)       (0.8)       (0.3)
                                                                   -----      -----      -----       -----       -----
                                                                   (20.6)        --       11.1       (18.0)      (19.6)
                                                                   -----      -----      -----       -----       -----
    COMPREHENSIVE INCOME (LOSS) UNDER U.S. GAAP.................     2.5        3.2       46.7        (4.4)        8.1
                                                                   =====      =====      =====       =====       =====

    C.  Balance Sheet

       Insufficient information is included in Fording's financial statements to provide a September 30, 2002 balance sheet prepared in accordance with U.S. GAAP.

    (A) DERIVATIVE FINANCIAL INSTRUMENTS

       Under United States GAAP, the Corporation is required to adopt
       SFAS No. 133 and its related amendments SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged and underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. Sherritt, Luscar and Fording did not designate any instruments as hedges for the purposes of U.S. GAAP. The adjustment presented for Sherritt is net of the amortization of effects on the purchase price allocations for Sherritt's acquisition of Luscar.

    (B) STOCK-BASED COMPENSATION

       Under U.S. GAAP, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of a prior restructuring, Fording had stock options outstanding which had a different intrinsic value after the restructuring than prior to the restructuring.
       Canadian GAAP does not require revaluation of these options.

    (C) CUMULATIVE FOREIGN CURRENCY TRANSLATION

       Under U.S. GAAP, changes in the cumulative foreign currency translation accounts are considered to be a component of other comprehensive income.

    (D) INVESTMENTS

       U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
       Amounts are reclassified from other comprehensive income to earnings when an impairment is considered other than temporary and when gains or losses are realized.

    (E) CONVERTIBLE DEBENTURES

       The Corporation accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements as a separate component of shareholders' equity net of the associated financing costs. Under U.S. GAAP the interest payments and the amortization of the deferred debenture interest are recorded as an expense and the financing costs are recorded as a deferred charge and amortized on a straight-line basis over the term of the convertible debentures.

    (F) PENSION VALUATION ALLOWANCE

       Under Canadian GAAP, when a company recognizes a pension surplus as an asset, the asset must be tested for impairment based upon the expected future benefit to be derived by the company. A valuation allowance is recorded against the asset when such impairment exists. U.S. GAAP does not provide for valuation allowances against pension assets and thus the effects of recognizing a pension valuation allowance should be recorded as a difference between U.S. and Canadian GAAP.

    (G) FULL COST ACCOUNTING

       There are certain differences between the full cost method of accounting for oil and gas assets as applied under Canadian GAAP and as applied under U.S. GAAP. Under Canadian GAAP it is permissible, under certain circumstances, to allocate a portion of general and administrative costs to exploration and development activities whereas under U.S. GAAP this allocation is not permitted. In addition, there are differences related to the method of performing ceiling test evaluations under the full cost accounting rules. Under Canadian GAAP, non-discounted future net revenues from oil and gas production, less an estimate for future general and administrative expenses, financing costs and income taxes are compared with the carrying value of the properties with proved reserves, whereas for U.S. GAAP future net revenues are discounted to present value at 10% per annum and compared with the carrying value of the properties with proved reserves. The resulting differences in the carrying values of the Corporation's oil and gas properties under Canadian and U.S. GAAP further results in differences in depletion expense in subsequent periods.

    (H) INCOME TAX RATE CHANGES

       Under Canadian GAAP, the effects of changes in income tax rates are recorded when the income tax rate is substantively enacted whereas under U.S. GAAP the effect is recorded when the income tax rate is enacted. The adjustment presented for Sherritt is net of the amortization of effects on the purchase price allocations for Sherritt's acquisition of Luscar.

    (I) CAPITALIZED INTEREST

       Interest that can be identified with major projects has been capitalized until the project achieves commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods.

    (J) MINIMUM PENSION LIABILITY

       Under U.S. GAAP, an additional minimum pension liability is recorded that represents the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities for underfunded plans. The increase in liabilities is charged to other comprehensive income, net of related income taxes.

    (K) CHANGE IN ACCOUNTING POLICIES

       In fiscal 2001, Luscar changed its accounting policy for revenue recognition and coal inventory valuation. Under United States GAAP, a change in accounting policy resulting from the guidance of SAB 101 is required to be accounted for as an adjustment to earnings in the year of the change. The change was accounted for retroactively under Canadian GAAP resulting in a restatement of earnings for 2000. The cumulative effect of this change in accounting policy is reflected as a change in earnings for the period from January 1 to May 11, 2001 under United States GAAP.

                 (This page has been left blank intentionally.)

                       SHERRITT COAL ACQUISITION INC. AND
                              CANADIAN COAL TRUST
                        PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                               COMPILATION REPORT

To the Directors of Sherritt Coal Acquisition Inc.

    We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated condensed balance sheets of Sherritt Coal
Acquisition Inc. and Canadian Coal Trust as at September 30, 2002 and the unaudited pro forma consolidated condensed statements of income for the nine month period ended September 30, 2002 and year ended December 31, 2001. These pro forma financial statements have been prepared for inclusion in the Enhanced Offer and Circular relating to the offer by Sherritt Coal Acquisition Inc. to purchase all of the outstanding shares of Fording Inc. In our opinion, the unaudited pro forma consolidated condensed balance sheets and the unaudited pro forma consolidated condensed statements of income have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

 COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED
                           STATES REPORTING STANDARDS

    The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --      1,000.4          --                  1,000.4          --                   1,000.4
                                 -------      -------      ------                  -------      ------                   -------
Cost of sales, selling, general
  and administrative
  expenses.....................       --        754.2          --                    754.2          --                     754.2
Depletion and amortization.....       --         69.8        10.1      3(a)(i)        79.9          --                      79.9
Interest and other expenses....       --         12.6       147.8      3(a)(ii)      160.4       (66.4)     3(b)(i)         94.0
Minority interest..............       --           --          --                       --        (7.2)     3(b)(ii)        (7.2)
                                 -------      -------      ------                  -------      ------                   -------
INCOME BEFORE INCOME TAXES.....       --        163.8      (157.9)                     5.9        73.6                      79.5
                                 -------      -------      ------                  -------      ------                   -------
Income taxes
  Current......................       --         78.8       (48.0)     3(a)(iii)      30.8          --                      30.8
  Future.......................       --         (9.6)         --                     (9.6)         --                      (9.6)
                                 -------      -------      ------                  -------      ------                   -------
                                      --         69.2       (48.0)                    21.2          --                      21.2
                                 -------      -------      ------                  -------      ------                   -------
NET INCOME (LOSS)..............       --         94.6      (109.9)                   (15.3)       73.6                      58.3
                                 =======      =======      ======                  =======      ======                   =======
Net income per unit............                                                                                             2.15
                                                                                                                         =======
Weighted average number of
  outstanding units
  (millions)...................                                                                                             27.1
                                                                                                                         =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --      1,000.4          --                  1,000.4          --                   1,000.4
                                 -------      -------      ------                  -------      ------                   -------
Cost of sales, selling, general
  and administrative
  expenses.....................       --        754.2          --                    754.2          --                     754.2
Depletion and amortization.....       --         69.8         7.0      3(a)(i)        76.8          --                      76.8
Interest and other expenses....       --         12.6       147.8      3(a)(ii)      160.4      (117.9)     3(b)(i)         42.5
Minority interest..............       --           --          --                       --        (2.2)     3(b)(ii)        (2.2)
                                 -------      -------      ------                  -------      ------                   -------
INCOME BEFORE INCOME TAXES.....       --        163.8      (154.8)                     9.0       120.1                     129.1
                                 -------      -------      ------                  -------      ------                   -------
Income taxes
  Current......................       --         78.8       (48.0)     3(a)(iii)      30.8          --                      30.8
  Future.......................       --         (9.6)         --                     (9.6)         --                      (9.6)
                                 -------      -------      ------                  -------      ------                   -------
                                      --         69.2       (48.0)                    21.2          --                      21.2
                                 -------      -------      ------                  -------      ------                   -------
NET INCOME (LOSS)..............       --         94.6      (106.8)                   (12.2)      120.1                     107.9
                                 =======      =======      ======                  =======      ======                   =======
Net income per unit............                                                                                             2.54
                                                                                                                         =======
Weighted average number of
  outstanding units
  (millions)...................                                                                                             42.4
                                                                                                                         =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --       669.8           --                   669.8           --                    669.8
                                 -------       -----       ------                   -----        -----                    -----
Cost of sales, selling, general
  and administrative
  expenses.....................       --       504.7                                504.7           --                    504.7
Depletion and amortization.....       --        53.9          0.3      3(a)(i)       54.2           --                     54.2
Brooks capital expense.........       --         7.9           --                     7.9           --                      7.9
Interest and other expenses....       --         4.2        101.0      3(a)(ii)     105.2        (46.0)     3(b)(i)        59.2
Minority interest..............       --          --           --                      --        (11.6)     3(b)(ii)      (11.6)
                                 -------       -----       ------                   -----        -----                    -----
INCOME (LOSS) BEFORE INCOME
  TAXES........................       --        99.1       (101.3)                   (2.2)        57.6                     55.4
                                 -------       -----       ------                   -----        -----                    -----
Income taxes
  Current......................       --        43.2        (28.4)     3(a)(iii)     14.8           --                     14.8
  Future.......................       --         7.6           --                     7.6           --                      7.6
                                 -------       -----       ------                   -----        -----                    -----
                                      --        50.8        (28.4)                   22.4           --                     22.4
                                 -------       -----       ------                   -----        -----                    -----
NET INCOME (LOSS)..............       --        48.3        (72.9)                  (24.6)        57.6                     33.0
                                 =======       =====       ======                   =====        =====                    =====
Net income per unit............                                                                                            1.22
                                                                                                                          =====
Weighted average number of
  outstanding units
  (millions)...................                                                                                            27.1
                                                                                                                          =====

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................      --        669.8           --                   669.8           --                    669.8
                                  -----        -----       ------                   -----        -----                    -----
Cost of sales, selling, general
  and administrative
  expenses.....................      --        504.7           --                   504.7           --                    504.7
Depletion and amortization.....      --         53.9          0.3      3(a)(i)       54.2           --                     54.2
Brooks capital expense.........      --          7.9           --                     7.9           --                      7.9
Interest and other expenses....      --          4.2        101.0      3(a)(ii)     105.2        (80.9)     3(b)(i)        24.3
Minority interest..............      --           --           --                      --         (4.3)     3(b)(ii)       (4.3)
                                  -----        -----       ------                   -----        -----                    -----
INCOME (LOSS) BEFORE INCOME
  TAXES........................      --         99.1       (101.3)                   (2.2)        85.2                     83.0
                                  -----        -----       ------                   -----        -----                    -----
Income taxes
  Current......................      --         43.2        (28.4)     3(a)(iii)     14.8           --                     14.8
  Future.......................      --          7.6           --                     7.6           --                      7.6
                                  -----        -----       ------                   -----        -----                    -----
                                     --         50.8        (28.4)                   22.4           --                     22.4
                                  -----        -----       ------                   -----        -----                    -----
NET INCOME (LOSS)..............      --         48.3        (72.9)                  (24.6)        85.2                     60.6
                                  =====        =====       ======                   =====        =====                    =====
Net income per unit............                                                                                            1.43
                                                                                                                          =====
Weighted average number of
  outstanding units
  (millions)...................                                                                                            42.4
                                                                                                                          =====

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                                                       Pro forma
                                                         Pro forma               Pro forma     Pro forma                Canadian
                                SCAI(1)    Fording(2)   adjustments    Notes        SCAI      adjustments    Notes        Coal
                                --------   ----------   -----------   --------   ----------   -----------   --------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term
    investments...............       --          6.8           --                      6.8           --                      6.8
  Accounts receivable.........       --         41.3           --                     41.3           --                     41.3
  Inventory...................       --        186.8           --                    186.8           --                    186.8
  Prepaid expenses............       --         10.4          9.7       2(a)          20.1           --                     20.1
                                -------      -------      -------                  -------     --------                  -------
                                     --        245.3          9.7                    255.0           --                    255.0
CAPITAL ASSETS................       --        789.3           --                    789.3           --                    789.3
FUTURE INCOME TAXES...........       --           --         83.9       2(a)          83.9           --                     83.9
OTHER ASSETS..................       --         10.5          6.6       2(a)          17.1           --                     17.1
GOODWILL......................       --           --      1,406.7       2(a)       1,406.7         84.3       2(b)       1,491.0
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0         84.3                  2,636.3
                                =======      =======      =======                  =======     ========                  =======
LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Short-term debt and bank
    indebtedness..............       --         10.7        210.0       2(a)         220.7           --                    220.7
  Accounts payable............       --         74.8         81.0       2(a)         155.8           --                    155.8
                                -------      -------      -------                  -------     --------                  -------
                                     --         85.5        291.0                    376.5           --                    376.5
NON-CURRENT LIABILITIES.......       --         62.9        151.9       2(a)         214.8           --                    214.8
SCAI SERIES B NOTES...........       --           --        680.0       2(a)         680.0           --                    680.0
LONG-TERM DEBT................       --        136.0        759.2       2(a)         895.2       (759.2)      2(b)         136.0
FUTURE INCOME TAXES...........       --        185.7           --                    185.7           --                    185.7
MINORITY INTEREST.............       --           --           --                       --         94.3       2(b)          94.3
                                -------      -------      -------                  -------     --------                  -------
                                     --        470.1      1,882.1                  2,352.2       (664.9)                 1,687.3
                                -------      -------      -------                  -------     --------                  -------
EQUITY
  Capital stock -- Fording....       --        122.1       (122.1)      2(a)            --           --                       --
  Capital stock -- SCAI.......       --           --        199.8       2(a)         199.8       (199.8)      2(b)            --
  Unitholders' equity.........       --           --           --                       --        949.0       2(b)         949.0
  Retained earnings...........       --        418.6       (418.6)      2(a)            --           --                       --
  Foreign currency translation
    adjustment................       --         34.3        (34.3)      2(a)            --           --                       --
                                -------      -------      -------                  -------     --------                  -------
                                     --        575.0       (375.2)                   199.8        749.2                    949.0
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0         84.3                  2,636.3
                                =======      =======      =======                  =======     ========                  =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated balance sheet of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                                                       Pro forma
                                                         Pro forma               Pro forma     Pro forma                Canadian
                                SCAI(1)    Fording(2)   adjustments    Notes        SCAI      adjustments    Notes        Coal
                                --------   ----------   -----------   --------   ----------   -----------   --------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term
    investments...............       --          6.8           --                      6.8           --                      6.8
  Accounts receivable.........       --         41.3           --                     41.3           --                     41.3
  Inventory...................       --        186.8           --                    186.8           --                    186.8
  Prepaid expenses............       --         10.4          6.6       2(a)          17.0           --                     17.0
                                -------      -------      -------                  -------     --------                  -------
                                     --        245.3          6.6                    251.9           --                    251.9
CAPITAL ASSETS................       --        789.3           --                    789.3           --                    789.3
FUTURE INCOME TAXES...........       --           --         82.8                     82.8           --                     82.8
OTHER ASSETS..................       --         10.5          6.6       2(a)          17.1           --                     17.1
GOODWILL......................       --           --      1,406.9                  1,406.9           --                  1,406.9
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,502.9                  2,548.0           --                  2,548.0
                                =======      =======      =======                  =======     ========                  =======
LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Short-term debt and bank
    indebtedness..............       --         10.7         46.0       2(a)          56.7           --                     56.7
  Accounts payable............       --         74.8         81.0       2(a)         155.8           --                    155.8
                                -------      -------      -------                  -------     --------                  -------
                                     --         85.5        127.0                    212.5           --                    212.5
NON-CURRENT LIABILITIES.......       --         62.9        151.9       2(a)         214.8           --                    214.8
SCAI SERIES B NOTES...........       --           --        252.0       2(a)         252.0           --                    252.0
LONG-TERM DEBT................       --        136.0      1,187.2       2(a)       1,323.2     (1,187.2)      2(b)         136.0
FUTURE INCOME TAXES...........       --        185.7           --                    185.7           --                    185.7
MINORITY INTEREST.............       --           --           --                       --         63.0       2(b)          63.0
                                -------      -------      -------                  -------     --------                  -------
                                     --        470.1      1,718.1                  2,188.2     (1,124.2)                 1,064.0
                                -------      -------      -------                  -------     --------                  -------
EQUITY
  Capital stock -- Fording....       --        122.1       (122.1)      2(a)            --           --                       --
  Capital stock -- SCAI.......       --           --        359.8       2(a)         359.8       (359.8)      2(b)            --
  Unitholders' equity.........       --           --           --                       --      1,484.0       2(b)       1,484.0
  Retained earnings...........       --        418.6       (418.6)      2(a)            --           --                       --
  Foreign currency translation
    adjustment................       --         34.3        (34.3)      2(a)            --           --                       --
                                -------      -------      -------                  -------     --------                  -------
                                     --        575.0       (215.2)                   359.8      1,124.2                  1,484.0
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,502.9                  2,548.0           --                  2,548.0
                                =======      =======      =======                  =======     ========                  =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated balance sheet of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated condensed financial statements have been prepared by management of SCAI in accordance with Canadian generally accepted accounting principles for inclusion in the Enhanced Offer and Circular ("Enhanced Offer") relating to the offer of SCAI to purchase all of the outstanding shares of Fording Inc. ("Fording").

    As part of the Enhanced Offer, Fording shareholders have the ability to elect to receive Exchange Rights, which will be exchangeable into trust units of Canadian Coal. Accordingly, pro forma financial statements have been prepared for SCAI and Canadian Coal to give effect to the proposed acquisition and subsequent issue of trust units. The pro forma consolidated balance sheets have been prepared to give effect to the transactions as if they had occurred on the balance sheet date while the pro forma consolidated statements of income give effect to the transactions as if they had occurred at January 1, 2001. The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

    The information and pro forma adjustments related to Fording included in these statements were derived solely from publicly available documents on file with the Canadian securities regulatory authorities. Consent of Fording's auditors to use of their audit report has not been obtained.

    The information related to SCAI has been prepared from the audited balance sheet of SCAI as at October 24, 2002. SCAI did not exist prior to that date.

    The pro forma financial statements should be read in conjunction with the audited consolidated financial statements of Fording as at and for the year ended December 31, 2001, the unaudited consolidated financial statements of Fording as at and for the nine months ended September 30, 2002 and the audited balance sheet of SCAI as at October 24, 2002 included elsewhere in the Enhanced Offer.

    In accordance with the Companion Policy to Rule 41-501 of the Ontario Securities Commission, adjustments included in pro forma financial statements shall be limited to those which are "directly attributable to specific completed or proposed transactions for which there are commitments and for which the complete financial effects are objectively determinable". There are a number of transactions contemplated and potential benefits described in the Enhanced Offer that do not meet these criteria and, accordingly, cannot be reflected in the pro forma financial statements. These include:

    - SCAI intends to enter into transactions involving Fording's thermal assets with Sherritt Coal Partnership II ("SCP II"), a partnership between Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board, and Luscar Energy Partnership (a partnership controlled by the ultimate partners of SCP II) or subsidiaries of Luscar Energy Partnership. The effect of such transactions, which will be subject to obtaining any required regulatory and third party consents, would be such that SCAI will cease to have a material economic participation in those thermal assets. Agreements are not yet in place to effect these transactions.

    - SCAI has an agreement in principle with Luscar Ltd. ("Luscar"), a subsidiary of Luscar Energy Partnership, and CONSOL Energy Inc. ("CONSOL") for the purchase of the jointly-owned Met Coal Assets, comprising the Line Creek mine, the undeveloped Cheviot mine project and a 46.4% interest in the Neptune Terminals, in exchange for 5.9 million trust units. Definitive documentation has not yet been signed for this proposed transaction; however the Partnership has agreed in principle that the Partnership or one of its affiliates will purchase the Exchange Rights or Units received by CONSOL if CONSOL so elects. Also, this proposed transaction will be subject to necessary regulatory and other third party consents.

    - SCAI also intends to enter into a put option agreement with Luscar and CONSOL to sell the Luscar mine to SCAI, in exchange for 0.5 million trust units. Definitive documentation has not yet been signed for this proposed transaction. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - Uncertainty exists as to whether provisions exist in Fording's banking facilities and foreign exchange contracts that would require early termination of these arrangements upon a change of control. SCAI intends to discharge all existing indebtedness of Fording, including any indebtedness in respect of outstanding amounts under bank credit facilities and foreign exchange swaps; however, the cost of discharging these obligations is uncertain.

    - SCAI and its subsidiaries intend to replace the bridge financing and a $100 million working capital facility with a $425 million term facility negotiated with a Canadian chartered bank which will bear interest at rates consistent with investment grade facilities of this type. Because definitive agreements have not yet been signed for the term facility, the effect of the lower interest rate is not reflected in the pro forma financial statements.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION (CONTINUED)
    - SCP II will not receive any distribution in respect of its interest in SCAI during any quarter in 2003 unless Canadian Coal has first received interest on Notes of SCAI equivalent to $1.05 per Unit in respect of each calendar quarter, for a maximum quarterly subordination amount of $11.25 million. The impact of this subordination feature would be a possible increase in Canadian Coal's pro forma net earnings available for distribution, however the actual impact is not objectively determinable on the basis that pro forma information was not available on a quarterly basis and that inclusion of the above transactions would impact the amount of subordination.

    In preparing these pro forma financial statements, no adjustments were made to reflect operating synergies, general and administrative cost savings or possible tax benefits that may result from the transaction. Acquisition and other non-recurring costs are also excluded. The purchase price calculation and allocation is based on estimates and the actual allocation will vary from this estimate. Given these facts and the number of transactions contemplated in the Enhanced Offer that are not reflected in the pro forma financial statements and other uncertainties resulting from the fact that management did not have access to the detailed records of Fording when preparing the statements, these pro forma financial statements differ from the results that would have been compiled and presented if management had access to all pertinent information. These differences will be material.

    Financial statements require management to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the date of the balance sheets and the reported amounts of pro forma revenues and expenses during the reported periods. Actual results could differ from those estimates.

    The pro forma financial statements give effect to the assumptions that approval has been obtained by the regulators for the listing of Canadian Coal Trust, that the Exchange Rights have been exchanged for trust units and that the proposed transactions described in note 2 have occurred.

2.  PRO FORMA TRANSACTION ASSUMPTIONS

    Under the terms of the Enhanced Offer, each Fording shareholder will be given the opportunity to elect the following consideration for each Fording share:

    - $35 in cash;

    - one Exchange Right of Sherritt ("Exchange Right"), which will be exchangeable into a trust unit of Canadian Coal; or

    - a combination of cash and Exchange Rights.

    In the event that more than 24.3 million Fording shares are elected for the cash offer, the Enhanced Offer provides a pool of cash of $850 million and a pool of approximately 27.1 million Exchange Rights, with an ascribed value of $949 million. In this event, Fording shareholders will receive a pro rata amount of cash and Exchange Rights, such that the total consideration equals $850 million of cash and approximately 27.1 million Exchange Rights.

    A maximum amount of up to approximately 42,405,000 Exchange Rights will be issued. In the event that elections for Exchange Rights exceed this maximum, a pro-rata amount of cash and Exchange Rights will be issued.

    Ontario Teachers' Pension Plan Board owns approximately 3.2 million Fording shares and has indicated its intention to elect for Exchange Rights.

    The number of outstanding Fording shares on the date of the acquisition is assumed to be approximately 51.4 million.

    As discussed in note 1, management did not have access to the detailed records of Fording. As a result, management has not attempted to estimate fair value adjustments related to the purchase price allocation, other than recognizing the unrealized loss as at September 30, 2002, of $151.9 million before tax, on Fording's foreign exchange arrangements. The residual difference between the purchase price and the book values after this adjustment has been preliminarily allocated to goodwill.

    The fair values of the assets and liabilities will be determined at the actual date of acquisition and will differ from the amounts shown below in the assumed pro forma purchase price allocation. This will include valuations for surface coal reserves, customer contracts, land rights and mine development projects, the impact of which will be a change in value of capital assets and goodwill, offset in part by amortization of the above assets, as well as other adjustments to allocate fair values to assets and liabilities.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
    As the consideration paid to Fording shareholders may be in varying proportions of cash and Exchange Rights, the pro forma financial statements present two of the possible alternative scenarios. Unaudited pro forma financial statements have been prepared under the scenarios that the maximum cash is used or that the maximum number of Trust Units is issued, as described below. These scenarios are named as "Maximum Cash" and "Maximum Trust Units" to describe the scenario after completion of the exchange of Exchange Rights for Trust Units.

    Unaudited pro forma financial statements have been prepared for both SCAI and Canadian Coal Trust to give effect to the proposed transaction.

    A)  SCAI

       The initial capitalization of SCAI is as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Common shares issued to Sherritt and SCP II.................     199.8         359.8
        Series A Notes issued to Sherritt...........................     759.2       1,187.2
        Series B Notes issued to SCP II.............................     680.0         252.0
        Short-term debt.............................................     210.0          46.0
                                                                       -------       -------
                                                                       1,849.0       1,845.0
                                                                       =======       =======
        In exchange for:
        Exchange Rights.............................................     949.0       1,484.0
        Cash........................................................     690.0         315.0
        Proceeds from debt issue....................................     210.0          46.0
                                                                       -------       -------
                                                                       1,849.0       1,845.0
                                                                       =======       =======

       Concurrently with the capitalization, SCAI acquires all of the outstanding shares of Fording in exchange for a combination of Exchange Rights and cash. The acquisition is accounted for by SCAI using the purchase method of accounting for business combinations, as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        ACQUISITION COSTS
        Consideration in cash.......................................     850.0         315.0
        Consideration in Exchange Rights............................     949.0       1,484.0
        Transaction costs incurred by SCAI..........................      33.7          32.8
                                                                       -------       -------
                                                                       1,832.7       1,831.8
                                                                       =======       =======
        ALLOCATION OF ACQUISITION COST
        Capital assets..............................................     789.3         789.3
        Goodwill....................................................   1,406.7       1,406.9
        Net working capital.........................................      78.8          78.8
        Long-term debt..............................................    (136.0)       (136.0)
        Future income taxes.........................................    (101.8)       (102.9)
        Foreign exchange arrangements...............................    (151.9)       (151.9)
        Other assets and liabilities................................     (52.4)        (52.4)
                                                                       -------       -------
                                                                       1,832.7       1,831.8
                                                                       =======       =======

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       The remaining cash raised on the initial capitalization of SCAI is used to pay financing fees associated with debt incurred to fund the acquisition. These fees are recorded as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Prepaid expenses............................................      9.7          6.6
        Other assets................................................      6.6          6.6
                                                                         ----         ----
                                                                         16.3         13.2
                                                                         ====         ====

       Following this transaction, SCAI would consolidate the operating results and financial position of Fording.

       The amounts above include takeover-related costs of $81.0 million to be incurred by Fording, as disclosed in Fording's Supplement to the Management Information Circular, which have been deducted from net working capital. The related future tax benefit of $9.9 million has been included in future income taxes. SCAI is expected to incur estimated financing and transaction costs of $50.0 million and $46.0 million, respectively, under the two scenarios. The related future tax benefit of $16.3 million and $15.2 million, respectively, has also been reflected in future income taxes.

    B)  CANADIAN COAL TRUST

       The initial capitalization of Canadian Coal Trust is as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Trust Units issued to Sherritt..............................     949.0       1,484.0
                                                                       =======       =======
        In exchange for:
        Common shares of SCAI held by Sherritt......................     189.8         296.8
        Series A Notes held by Sherritt.............................     759.2       1,187.2
                                                                       -------       -------
                                                                         949.0       1,484.0
                                                                       =======       =======

       Following approval by the regulators to provide for the free tradeability of the Trust Units of Canadian Coal, the Exchange Rights held by the ex-Fording shareholders are to be exchanged for Trust Units held by Sherritt.

       MAXIMUM CASH

       SCP II acquires a 47.2% ownership interest in SCAI for $690.0 million, comprising $10.0 million in share capital and $680.0 million in Series B Notes. Canadian Coal acquires a 52.8% ownership interest in SCAI for $949.0 million, comprising $189.8 million in equity and $759.2 million in Series A Notes.

       The minority interest recorded by Canadian Coal in respect of SCAI reflects SCP II's proportionate interest in the net assets of SCAI. Additional goodwill recorded by Canadian Coal represents the amount by which Canadian Coal's cost per unit of SCAI equity is higher than SCP II's unit cost.

       MAXIMUM TRUST UNITS

       SCP II acquires a 17.5% ownership interest in SCAI for $315.0 million, comprising $63.0 million in share capital and $252.0 million in Series B Notes. Canadian Coal Trust acquires an 82.5% ownership interest in SCAI for $1,484.0 million, comprising $296.8 million in equity and $1,187.2 million in Series A Notes.

       Under the Maximum Units scenario, lower external debt is required to finance the purchase of the Fording shares. In such an instance, SCAI has indicated its intention to draw down its debt facilities and to pay a distribution to the shareholders. The effect of this proposed possible transaction is not included in the pro forma financial statements.

       In the Maximum Trust Units scenario, Canadian Coal will own 82.5% of SCAI and in the Maximum Cash scenario, Canadian Coal will own 52.8% of SCAI. Canadian Coal consolidates its interest in SCAI under both scenarios. The facts and circumstances which exist after the acquisition will determine the actual method of accounting for the interest in SCAI.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

3.  PRO FORMA ADJUSTMENTS -- OTHER ADJUSTMENTS

    A)  SCAI

        (i) Depletion and amortization expense has been adjusted to reflect the amortization of deferred financing costs relating to the financing associated with the Fording transaction.

        (ii) Interest and other expenses have been adjusted to reflect the following:

                                                                             Nine months ended            Year ended
                                                                            September 30, 2002         December 31, 2001
                                                                          -----------------------   -----------------------
                                                                           Maximum      Maximum      Maximum      Maximum
                                                                            Cash      Trust Units     Cash      Trust Units
                                                                          ---------   -----------   ---------   -----------
            Interest on bridge financing................................     13.8          3.0         22.0          4.9
            Interest on SCAI Notes                                           87.2         98.0        125.8        142.9
                                                                            -----        -----        -----        -----
                                                                            101.0        101.0        147.8        147.8
                                                                            =====        =====        =====        =====

        Interest on the SCAI Notes is calculated as 15% of the principal outstanding per annum, limited to an estimate of available distributable cash calculated based on Fording's publicly available documents.

       (iii) Income taxes have been adjusted for the impact of the above items.

    B)  CANADIAN COAL TRUST

        (i) Interest expense has been adjusted to eliminate the interest paid by SCAI to SCP II on the Series B Notes.

        (ii) Minority interest has been adjusted to reflect the share of SCAI's net loss attributable to the Partnership.

        In the pro forma balance sheet, minority interest is calculated to be 47.2% and 17.5% of SCAI's capital stock in the maximum cash and maximum trust units scenarios, respectively.

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The pro forma consolidated financial statements of SCAI and Canadian Coal have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in most respects, conform to United States generally accepted accounting principles ("U.S. GAAP"). Fording does not provide information regarding differences between Canadian and U.S. GAAP in its quarterly financial statements and as such no pro forma information is provided for differences between Canadian and U.S. GAAP that may exist for pro forma information presented under Canadian GAAP as at and for the nine months ended September 30, 2002. Readers are cautioned that differences from U.S. GAAP for the nine months ended September 30, 2002, if any, could be material. Significant differences between Canadian and U.S. GAAP for the year ended December 31, 2001 are as follows:

    A. Pro forma Statement of Income

                                                                               Year ended December 31, 2001
                                                                      -----------------------------------------------
                                                                                                     Pro Forma
                                                                                                   Canadian Coal
                                                                                              -----------------------
                                                                                                            Maximum
                                                                                 Pro forma     Maximum       Trust
                                                                      Fording       SCAI         Cash        Units
                                                                      --------   ----------   ----------   ----------
        Net income (loss) under Canadian GAAP.......................    94.6       (15.3)        58.3        107.9
        Derivative financial instruments -- foreign exchange forward
          contracts (a).............................................   (88.6)      (88.6)       (46.8)       (73.1)
        Income tax recovery.........................................    32.8        32.8         17.3         27.1
        Stock based compensation (b)................................    (3.2)       (3.2)        (1.7)        (2.6)
                                                                       -----       -----        -----        -----
        Net income (loss) under U.S. GAAP...........................    35.6       (74.3)        27.1         59.3
                                                                       =====       =====        =====        =====

       The U.S. GAAP adjustments are shown net of the impact on net income of the minority interest.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    B.  Pro forma Statement of Comprehensive Income

       Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP.

                                                                               Year ended December 31, 2001
                                                                      -----------------------------------------------
                                                                                                     Pro Forma
                                                                                                   Canadian Coal
                                                                                              -----------------------
                                                                                                            Maximum
                                                                                 Pro forma     Maximum       Trust
                                                                      Fording       SCAI         Cash        Units
                                                                      --------   ----------   ----------   ----------
        Net income (loss) under U.S. GAAP...........................    35.6       (74.3)        27.1         59.3
        Other comprehensive income, net of tax
          Cumulative translation adjustment (c).....................    14.4        14.4          7.6         11.9
          Minimum pension liability (d).............................    (3.3)       (3.3)        (1.7)        (2.7)
                                                                       -----       -----         ----         ----
        Comprehensive income (loss) under U.S. GAAP.................    46.7       (63.2)        33.0         68.5
                                                                       =====       =====         ====         ====

    C.  Balance Sheet

       Insufficient information is included in Fording's financial statements to provide a September 30, 2002 balance sheet in accordance with U.S. GAAP.

       (A) DERIVATIVE FINANCIAL INSTRUMENTS

        Under United States GAAP, SFAS No. 133 and related pronouncements require that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. Neither Sherritt nor Fording has designated any instruments as hedges for the purposes of U.S. GAAP.

       (B) STOCK-BASED COMPENSATION

        Under U.S. GAAP, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of a prior restructuring, Fording had stock options outstanding which had a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

       (C) CUMULATIVE FOREIGN CURRENCY TRANSLATION

        Under U.S. GAAP, changes in the cumulative foreign currency translation accounts are considered to be a component of other comprehensive income.

       (D) MINIMUM PENSION LIABILITY

        Under U.S. GAAP, an additional minimum pension liability is recorded that represents the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities for underfunded plans. The increase in liabilities is charged to other comprehensive income, net of related income taxes.

                       SHERRITT INTERNATIONAL CORPORATION
                       CONSOLIDATED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

To the Directors of Sherritt International Corporation:

    We have audited the consolidated balance sheets of Sherritt International Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flow for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
February 28, 2002 (except for Note 24
which is as of December 16, 2002)

  COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA -- U.S. REPORTING DIFFERENCES

    In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are changes in the accounting principles that have a material effect on the comparability of the Corporation's financial statements such as the changes described in Note 2 to the consolidated financial statements. Our report to the directors dated February 28, 2002 (except for Note 24 which is as of December 16, 2002) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
February 28, 2002 (except for Note 24
which is as of December 16, 2002)

                       SHERRITT INTERNATIONAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                        (THOUSANDS OF CANADIAN DOLLARS)

                                                                  As at          As at December 31
                                                              September 30    -----------------------
                                                                  2002           2001         2000
                                                              -------------   ----------   ----------
                                                               (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $  232,643     $  109,003   $  189,794
  Restricted cash (note 17).................................       15,441         23,829           --
  Short-term investments (note 17)..........................        4,959         15,075       71,549
  Advances and loans receivable (note 8)....................       42,432         42,181        5,027
  Accounts receivable.......................................      224,323        257,614      176,602
  Inventories (note 5)......................................      114,772        111,430       76,759
  Overburden removal costs..................................       15,608         14,113           --
  Prepaid expenses..........................................        8,936          9,402        9,059
  Future income taxes.......................................        3,693          1,954        5,938
                                                               ----------     ----------   ----------
                                                                  662,807        584,601      534,728
CAPITAL ASSETS (note 6).....................................    1,118,944      1,139,007      507,406
INVESTMENTS (note 7)........................................      100,965        143,407      178,407
FUTURE INCOME TAXES.........................................       29,662         27,736       19,896
OTHER ASSETS (note 8).......................................       98,337        103,663      101,213
                                                               ----------     ----------   ----------
                                                               $2,010,715     $1,998,414   $1,341,650
                                                               ==========     ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt (note 17).................................   $   32,213     $   36,027   $    8,000
  Accounts payable and accrued liabilities..................      109,585        103,097       77,419
  Current portion of long-term debt (note 11)...............       12,890          1,607           --
  Site restoration and abandonment (note 10)................       10,501         10,501           --
  Future income taxes.......................................        1,400          1,400           --
  Swaps and forward contracts (note 17).....................        1,847          2,162           --
                                                               ----------     ----------   ----------
                                                                  168,436        154,794       85,419
LONG-TERM DEBT (note 11)....................................      244,154        259,254           --
SITE RESTORATION AND ABANDONMENT (note 10)..................       43,838         44,325       26,649
FUTURE INCOME TAXES.........................................      203,899        217,783       18,608
SWAPS AND FORWARD CONTRACTS (note 17).......................          137          1,411           --
MINORITY INTEREST...........................................        4,736          3,989        2,865
                                                               ----------     ----------   ----------
                                                                  665,200        681,556      133,541
                                                               ----------     ----------   ----------
SHAREHOLDERS' EQUITY
  Convertible debentures (note 12)..........................      587,314        587,314      587,314
  Capital stock (note 13)...................................      450,957        450,716      349,840
  Contributed surplus (notes 12 and 13).....................      199,787        199,787      199,787
  Retained earnings.........................................      107,457         79,041       71,168
                                                               ----------     ----------   ----------
                                                                1,345,515      1,316,858    1,208,109
                                                               ----------     ----------   ----------
                                                               $2,010,715     $1,998,414   $1,341,650
                                                               ==========     ==========   ==========
COMMITMENTS AND CONTINGENCIES -- NOTE 19

                       SHERRITT INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                   Nine Months Ended                 Year Ended
                                                     September 30                   December 31
                                               -------------------------   ------------------------------
                                                  2002          2001         2001       2000       1999
                                               -----------   -----------   --------   --------   --------
                                               (Unaudited)   (Unaudited)
REVENUE......................................   $609,471      $447,642     $636,618   $480,355   $372,346
Operating, selling, general and
  administrative.............................    387,289       296,906      431,933    285,310    250,701
                                                --------      --------     --------   --------   --------
EARNINGS BEFORE UNDERNOTED ITEMS.............    222,182       150,736      204,685    195,045    121,645
  Depletion and amortization.................    109,758        81,067      118,768     71,228     50,379
  Write-down of investment (note 7)..........     37,000            --       23,441         --         --
  Amortization of goodwill...................         --         1,014        1,357      1,286      1,236
  Provision for site restoration and
    abandonment (note 10)....................      7,098         5,117        7,462      3,513      4,181
  Share of loss (earnings) of equity
    investments..............................      1,657            44          679       (788)     1,275
  Net financing expense (income)
    (note 15)................................     10,023        (8,256)      (4,437)   (29,045)   (26,924)
  Minority interest..........................        747           848        1,124      1,130      1,178
                                                --------      --------     --------   --------   --------
EARNINGS BEFORE INCOME TAXES.................     55,899        70,902       56,291    147,721     90,320
                                                --------      --------     --------   --------   --------
INCOME TAXES (note 16)
  Current....................................     14,184         4,587        5,379     26,594     17,592
  Future.....................................     (4,101)        5,498         (683)     5,557      6,127
                                                --------      --------     --------   --------   --------
                                                  10,083        10,085        4,696     32,151     23,719
                                                --------      --------     --------   --------   --------
NET EARNINGS.................................   $ 45,816      $ 60,817     $ 51,595   $115,570   $ 66,601
                                                ========      ========     ========   ========   ========
EARNINGS PER RESTRICTED VOTING SHARE
  (note 13)
  Basic......................................   $   0.29      $   0.52     $   0.34   $   1.38   $   0.60
  Diluted....................................       0.28          0.40         0.33       0.84       0.45
                                                ========      ========     ========   ========   ========

                       SHERRITT INTERNATIONAL CORPORATION

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                        (THOUSANDS OF CANADIAN DOLLARS)

                                                    Nine Months Ended                 Year Ended
                                                      September 30                   December 31
                                                -------------------------   ------------------------------
                                                   2002          2001         2001       2000       1999
                                                -----------   -----------   --------   --------   --------
                                                (Unaudited)   (Unaudited)
Beginning of period...........................   $ 79,041      $ 71,168     $ 71,168   $ (6,899)  $(49,886)
Elimination of deficit at January 1, 2000
  through a reduction in stated capital
  (note 13)...................................         --            --           --      6,899         --
Net earnings..................................     45,816        60,817       51,595    115,570     66,601
Interest on convertible debentures
  (note 12)...................................    (17,400)      (16,408)     (21,938)   (22,675)   (23,614)
Dividends on restricted voting shares.........         --       (21,784)     (21,784)   (21,727)        --
                                                 --------      --------     --------   --------   --------
End of period.................................   $107,457      $ 93,793     $ 79,041   $ 71,168   $ (6,899)
                                                 ========      ========     ========   ========   ========

                       SHERRITT INTERNATIONAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                        (THOUSANDS OF CANADIAN DOLLARS)

                                                 Nine Months Ended                  Year Ended
                                                   September 30                     December 31
                                             -------------------------   ---------------------------------
                                                2002          2001         2001        2000        1999
                                             -----------   -----------   ---------   ---------   ---------
                                             (Unaudited)   (Unaudited)
OPERATING ACTIVITIES
  Net earnings.............................   $ 45,816      $ 60,817     $  51,595   $ 115,570   $  66,601
  Items not affecting cash
    Depletion and amortization.............    109,758        81,067       118,768      71,228      50,379
    Write-down of investment...............     37,000            --        23,441          --          --
    Amortization of goodwill...............         --         1,014         1,357       1,286       1,236
    Site restoration and abandonment.......       (487)          108          (234)      3,513       4,181
    Future income taxes....................     (4,101)        5,498          (683)      5,557       6,127
    Foreign exchange gains (losses)........     (5,114)       (4,602)       (5,364)     (3,424)      4,997
    Other items............................     (9,502)       (3,656)        6,188        (516)     (5,938)
                                              --------      --------     ---------   ---------   ---------
                                               173,370       140,246       195,068     193,214     127,583
  Changes in non-cash working capital
    (note 20)..............................     35,408       (28,371)      (42,531)    (64,045)    (37,604)
                                              --------      --------     ---------   ---------   ---------
  Cash provided by operating activities....    208,778       111,875       152,537     129,169      89,979
                                              --------      --------     ---------   ---------   ---------
INVESTING ACTIVITIES
  Capital expenditures.....................    (92,857)      (84,920)     (113,567)   (116,343)    (87,818)
  Net proceeds from sale of capital
    assets.................................      7,723         7,848         7,848       4,150          --
  Italy site restoration payments
    (note 10)..............................         --            --            --      (8,383)         --
  Acquisition of business (note 3).........         --      (136,039)     (136,039)         --          --
  Investments..............................      3,874        10,065        11,255      (7,836)    (62,480)
  Short-term investments and restricted
    cash...................................     18,504        52,339        32,645     151,811      59,954
  Other assets.............................      2,018       (14,757)      (38,299)     (7,638)    (24,227)
                                              --------      --------     ---------   ---------   ---------
  Cash provided by (used for) investing
    activities.............................    (60,738)     (165,464)     (236,157)     15,761    (114,571)
                                              --------      --------     ---------   ---------   ---------
FINANCING ACTIVITIES
  Short-term debt..........................     (3,814)       14,660      (156,821)     (1,283)      2,240
  Long-term debt...........................     (2,827)         (620)      216,558          --          --
  Convertible debenture interest
    (note 12)..............................    (18,000)      (18,000)      (36,000)    (37,500)    (40,500)
  Dividends on restricted voting shares....         --       (21,784)      (21,784)    (21,727)         --
  Dividend paid to minority shareholder....         --            --            --          --      (1,957)
  Issue of restricted voting shares........        241           876           876         843         390
  Repurchase of convertible debentures
    (note 12)..............................         --            --            --     (58,127)         --
                                              --------      --------     ---------   ---------   ---------
  Cash provided by (used for) financing
    activities.............................    (24,400)      (24,868)        2,829    (117,794)    (39,827)
                                              --------      --------     ---------   ---------   ---------
INCREASE (DECREASE) IN CASH................    123,640       (78,457)      (80,791)     27,136     (64,419)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD...................................    109,003       189,794       189,794     162,658     227,077
                                              --------      --------     ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD...   $232,643      $111,337     $ 109,003   $ 189,794   $ 162,658
                                              ========      ========     =========   =========   =========

                       SHERRITT INTERNATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

1.  NATURE OF OPERATIONS

    Sherritt International Corporation (the "Corporation") is a diversified Canadian resource corporation that operates in Canada and internationally. The Corporation's operations comprise, either directly or through subsidiaries, a 50% interest in Luscar Ltd., a Canadian coal producer; a 50% interest in a vertically-integrated commodity nickel/cobalt metals business; the exploration, development and production of oil and natural gas reserves worldwide; and investments in power generation, communications, soybean processing, tourism and agriculture in Cuba.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America is contained in note 23 to these statements.

    (A) PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the financial position, results of operations and cash flow of the Corporation, its controlled subsidiaries and its proportionate interest in joint ventures. Other entities which are not controlled but over which the Corporation has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in which the Corporation does not have significant influence are accounted for using the cost method of accounting.

    (B) ACCOUNTING CHANGES

       During the first quarter of 2002, the Corporation adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation and goodwill and intangible assets. Under the new accounting policy for stock-based compensation, grants of participation units under the stock-linked compensation plan which are awards that call for settlement in cash, are accounted for in accordance with the fair-value based methodology, whereby the difference between the market price and the exercise price is included in compensation expense over the period in which the participation units vest. Previously, compensation expense was recognized for stock-linked compensation when participation units vested. No other changes were required and no adjustments were required to opening retained earnings as a result of the adoption of this new accounting policy. Under the new accounting policy for goodwill and intangible assets, the Corporation ceased amortization of goodwill on January 1, 2002 and now tests for impairment on an annual basis. Previously, goodwill was amortized over its estimated useful life of 15 years. This change in policy has been applied prospectively. The Corporation completed the required transitional impairment tests during the second quarter of 2002 and concluded that there was no impairment of goodwill.

       In the fourth quarter of 2001, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation. The new rules require unrealized gains and losses on the translation of long term monetary assets and liabilities to be included in income. Previously, such gains and losses were deferred and amortized over the life of the respective asset or liability. Retroactive adoption of this policy had no impact on income from previous years.

       In the fourth quarter of 2000, the Corporation retroactively adopted new recommendations of the Canadian Institute of Chartered Accountants on earnings per share. All prior year earnings per share information has been restated to conform to the new recommendations. Under the new standard, differences between the cost and carrying amount of convertible debentures repurchased are included in the calculation of basic and diluted earnings per share. In addition, the diluted earnings per share calculation uses the treasury stock method to account for employee stock options instead of the imputed earnings approach. The effect of these new recommendations was a $0.10 increase in basic earnings per share for the year ended December 31, 2000 (1999 -- no change) and a $0.07 increase in diluted earnings per share for the year ended December 31, 2000
       (1999 -- $0.02 increase). A detailed calculation for basic and diluted earnings per share is included in note 13.

    (C) REVENUE RECOGNITION

       Revenue is recognized upon transfer of title to the customer based on contractual agreements and selling prices. For domestic coal sales to power-generating utilities, this occurs when the coal is delivered to the generating station; for other domestic customers, this occurs when the coal is loaded at the mine. Export coal revenue is generally recognized when the coal has been loaded and the vessel has departed the shipping location. Metals revenue is recognized when the product is shipped from the warehouse. Oil revenue is recognized upon production based on the Corporation's working interest.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (D) TRANSLATION OF FOREIGN CURRENCIES

       The functional currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange with the resultant gains or losses included in income. All of the Corporation's foreign operations are considered integrated and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates of exchange for revenues and expenses, except depletion and amortization which are translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

    (E) INVENTORY VALUATION

       Finished products, raw materials and materials in process are valued at the lower of average production cost and net realizable value. Spare parts and operating materials are valued at the lower of average cost and replacement cost.

    (F) OVERBURDEN REMOVAL COSTS

       In the Coal business, costs incurred for overburden removal related to future coal production are recorded as current assets. Overburden removal costs are charged to earnings at average cost when the coal is produced.

    (G) CAPITAL ASSETS

        (i) Capitalization

        Capital assets are stated at cost, which includes capitalized interest.

        In mining operations, costs of exploring for new ore occurrences are charged to earnings in the period in which they are incurred. When it has been established that a mineral property has development potential, which occurs upon completion of a bankable feasibility study detailing proven and probable reserves of the mineral property, the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized. The carrying value of deferred development costs is periodically reviewed using undiscounted cash flows.

        In the Oil and Gas business, the Corporation follows the full cost method of accounting, whereby all costs associated with the exploration and development of oil and gas reserves are capitalized in cost centres on a country-by-country basis. These costs include land acquisitions, drilling of productive, non-productive and dry or abandoned wells, geological and geophysical surveys, and overhead expenses related to exploration and development activities. Costs associated with dry or abandoned wells on proved properties in producing cost centres are charged to the full cost pool and subjected to depletion.

        Oil and Gas expenditures, net of revenues, incurred in cost centres which are in the preproduction stage of development are capitalized until such time as planned significant operations commence. The recovery of the Corporation's investments in pre-production stage cost centres is subject to finding and producing oil and gas reserves in economic quantities. The Corporation periodically reviews the costs associated with unproved properties and pre-production stage cost centres to determine whether they are likely to be recovered. When costs are not likely to be recovered, an impairment allowance is made.

        Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition would alter the depletion rate by more than 20%.

        (ii) Ceiling Test

        Under the full cost method of accounting, the net carrying cost of oil and gas properties is limited to an estimated recoverable amount. This amount is the aggregate of future net revenues from the proved reserves and the costs of undeveloped properties less impairment allowances, costs to develop proved undeveloped properties, future general and administrative costs, site restoration and abandonment costs, financing costs, and income taxes. Future net revenues are calculated using current or contracted prices, where applicable. Independent engineers have evaluated estimates of proved developed and undeveloped reserves and related future net revenues and development costs.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       (iii) Depletion and amortization

        Processing, refining, and other manufacturing facilities are amortized using the straight-line method based on estimated useful lives. Such lives are generally limited to a maximum of 40 years.

        Mine reserves are depleted over their estimated reserve life using the unit of production method based on proven and probable reserves that do not require additional capital costs in order to access them. Oil and gas properties and equipment are depleted using the unit of production method for proved properties. Management periodically reviews its estimates of proved reserves and reflects the appropriate adjustments in the depletion calculations.

    (H) SITE RESTORATION AND ABANDONMENT COSTS

       Site restoration and abandonment costs are provided for by a systematic charge to earnings when reasonably determinable. Provisions are calculated on an undiscounted basis and are based upon engineering estimates of costs, taking into consideration the anticipated method and extent of remediation consistent with legal requirements, industry practices, current technology and the possible uses of the site.

    (I) INTANGIBLE ASSET

       The cellular telephone concession is amortized over its estimated useful life of 15 years. Management periodically assesses the value of the cellular telephone concession by considering current operating results, trends and prospects.

    (J) FINANCIAL INSTRUMENTS

       Options, futures, swaps and forward exchange contracts may be used to hedge the impact of changes in prices of commodities produced or used or foreign currencies expected to be received or expended. Gains or losses on these financial instruments that are designated as hedges by the Corporation are recorded on settlement of the financial instrument and reported as a component of the related transactions. To the extent that these financial instruments are not designated as hedges, the value of these financial instruments is marked to market with the resulting gains and losses included in income. The Corporation may be exposed to losses if the counterparties to the above contracts fail to perform. The Corporation manages this risk by dealing with financially sound counterparties and by establishing dollar and term limitations for each counterparty.

       Cash and cash equivalents represent cash and short-term deposits with original maturity dates of three months or less. For purposes of these financial statements certain amounts, subject to an insignificant amount of risk of change in value, previously disclosed as cash and cash equivalents have been reclassified to short-term investments.

       Short-term investments are primarily liquid government treasury bills, bankers' acceptances and bearer deposit notes of authorized banks and other appropriately rated commercial paper. Investment guidelines limit investment exposure to any one entity.

    (K) INCOME TAXES

       The Corporation follows the liability method of accounting for income taxes. Future income taxes reflect the tax effect of differences between the book and tax basis of assets and liabilities.

    (L) STOCK-BASED COMPENSATION PLANS

       The Corporation has chosen to disclose the impact of accounting for all awards issued under these plans subsequent to January 1, 2002, using the fair value based method described in the notes to the financial statements. The Corporation's stock-based compensation plans are described in note 14. No compensation expense is recognized when stock options are issued under the Employee and Director Stock Option Plan or stock issued under the Employee Share Purchase Plan. Any consideration paid by employees on the exercise of stock options or the purchase of stock is credited to capital stock. Shares issued under the Incentive Savings Plan are included as part of compensation expense. Participation units granted after January 1, 2002 under the stock-linked compensation plan are awards that call for settlement in cash. Compensation expense is recognized over the vesting period, and is determined based on the difference between the market price of the unit and the exercise price at the end of each reporting period. Compensation expense was recognized when the units vested for participation units granted prior to January 1, 2002.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (M) POST RETIREMENT BENEFITS

       Certain employees are covered under defined benefit pension plans, which provide pensions based on length of service and final average earnings. These pension plans are accounted for using the projected benefits method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five-year average value. The net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

    (N) ESTIMATES

       Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (O) COMPARATIVE AMOUNTS

       Certain comparative amounts have been reclassified to conform to the current period's presentation.

3.  ACQUISITION OF BUSINESS

    On May 11, 2001, Sherritt Coal Partnership ("the Partnership"), a partnership between the Corporation and a subsidiary of Ontario Teachers' Pension Plan Board, acquired a majority of the outstanding Trust Units ("Units") and Convertible Debentures ("Debentures") of Luscar Coal Income Fund ("the Fund"). By June 29, 2001, the Partnership had acquired the remaining Units and Debentures of the Fund. The Fund is an open-ended trust, which has invested in the securities of Luscar Coal Ltd. ("Luscar Coal") and Luscar Ltd., a Canadian coal producer. On September 14, 2001, the Partnership changed its name to Luscar Energy Partnership. On October 5, 2001, the Corporation transferred its interest in Luscar Energy Partnership to a wholly-owned subsidiary.

    Under the terms of the purchase, unitholders of the Fund chose to receive either cash of $4.00 per Unit or one restricted voting share of the Corporation for each Unit, provided that the aggregate number of the Corporation's shares issued was limited to 25 million shares. The Fund's Debentures were acquired for $1,050 cash per $1,000 principal amount of debentures plus accrued interest. The Corporation's share of the total acquisition cost was $236 million, comprising cash consideration of $136 million and the issue of 25 million restricted voting shares at a value of $4.00 per share.

    The acquisition was accounted for by the Partnership using the purchase method of accounting. The Partnership's financial statements for the year ended December 31, 2001 include the combined financial statements of the Fund from May 12 to December 31, 2001. The Corporation proportionately consolidates its 50% interest in the results of the Partnership.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

3.  ACQUISITION OF BUSINESS (CONTINUED)
    The Corporation's share of the net assets acquired at their fair value was:

    Assets acquired
      Accounts receivable.......................................  $  45,154
      Inventories...............................................     31,203
      Overburden removal costs..................................     14,546
      Other current assets......................................      3,515
      Capital assets............................................    640,829
      Other long term assets....................................      6,312
                                                                  ---------
                                                                    741,559
    Liabilities assumed
      Accounts payable and accrued liabilities..................    (32,643)
      Debt......................................................   (228,996)
      Site restoration and abandonment..........................    (28,411)
      Future income taxes.......................................   (211,928)
      Swaps and forward contracts...............................     (3,542)
                                                                  ---------
    Net assets acquired.........................................  $ 236,039
                                                                  =========

    The following pro forma information provides the summarized consolidated results of operations as though the acquisition had been completed at the beginning of each of the fiscal years:

                                                                  Nine Months Ended        Year Ended December 31
                                                                    September 30,      ------------------------------
                                                                         2001            2001       2000       1999
                                                                  ------------------   --------   --------   --------
                                                                     (Unaudited)
    Pro forma revenues..........................................       $562,784        $751,760   $808,881   $730,564
    Pro forma net earnings......................................         68,259          59,037     86,688     20,490
    Pro forma basic earnings (loss) per restricted voting
      share.....................................................           0.53            0.38       0.73      (0.03)

4.  INTEREST IN JOINT VENTURES

    Joint ventures comprise the Corporation's 50% indirect interest in Luscar Energy Partnership; a 50% indirect interest in the Metals Enterprise, comprising a mining and processing facility in Moa, Cuba, a metals refinery in Fort Saskatchewan, Alberta and a metals marketing operation; a subsidiary's 40% indirect interest in Telefonos Celulares de Cuba S.A. ("Cubacel"), a business providing cellular telephone services in Cuba; and a 49% indirect interest in Procesadora de Soya S.A. ("PDS"), a soybean-based food processing facility located in Santiago de Cuba, Cuba.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

4.  INTEREST IN JOINT VENTURES (CONTINUED)
    The Corporation's interest in joint ventures is summarized below:

                                                                     As at and for the nine months ended
                                                                             September 30, 2002
                                                                  -----------------------------------------
                                                                    Coal      Metals     Other      Total
                                                                  --------   --------   --------   --------
                                                                                 (Unaudited)
    BALANCE SHEET
      Current assets............................................  $129,524   $100,583   $11,658    $241,765
      Long-term assets..........................................   622,987    159,183    38,995     821,165
      Current liabilities.......................................    46,672     28,868    16,112      91,652
      Long-term liabilities.....................................   454,100     29,921    21,715     505,736

    STATEMENT OF OPERATIONS
      Revenue...................................................   229,200    152,560    25,931     407,691
      Expenses..................................................   224,020    133,964    24,821     382,805
      Net earnings..............................................     5,180     18,596     1,110      24,886

    STATEMENT OF CASH FLOW
      Cash provided by (used for):
        Operating activities....................................    25,509     29,230    (3,339)     51,400
        Investing activities....................................   (17,249)    (5,185)      532     (21,902)
        Financing activities....................................    (4,325)        --     5,356       1,031

                                                                          For the nine months ended
                                                                             September 30, 2001
                                                                  -----------------------------------------
                                                                    Coal      Metals     Other      Total
                                                                  --------   --------   --------   --------
                                                                                 (Unaudited)
    STATEMENT OF OPERATIONS
      Revenue...................................................  $124,177   $136,648   $16,923    $277,748
      Expenses..................................................   114,867    131,295    15,720     261,882
      Net earnings..............................................     9,310      5,353     1,203      15,866

    STATEMENT OF CASH FLOW
      Cash provided by (used for):
        Operating activities....................................    17,563     14,475    12,344      44,382
        Investing activities....................................    (5,323)    (8,163)   (6,404)    (19,890)
        Financing activities....................................    (6,471)    (8,000)   (2,751)    (17,222)

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

4.  INTEREST IN JOINT VENTURES (CONTINUED)

                                                                        As at and for the year ended
                                                                              December 31, 2001
                                                                  -----------------------------------------
                                                                    Coal      Metals     Other      Total
                                                                  --------   --------   --------   --------
    BALANCE SHEET
      Current assets............................................  $132,220   $101,304   $12,694    $246,218
      Long-term assets..........................................   637,465    165,877    80,650     883,992
      Current liabilities.......................................    50,353     36,674    12,147      99,174
      Long-term liabilities.....................................   473,214     27,984    21,714     522,912

    STATEMENT OF OPERATIONS
      Revenue...................................................   204,450    180,613    25,225     410,288
      Expenses..................................................   196,053    175,804    25,334     397,191
      Net earnings (loss).......................................     8,397      4,809      (109)     13,097

    STATEMENT OF CASH FLOW
      Cash provided by (used for):
        Operating activities....................................    29,358     33,440    12,509      75,307
        Investing activities....................................    (9,498)   (14,828)   (7,077)    (31,403)
        Financing activities....................................    31,780     (8,000)   (3,390)     20,390

                                                                   As at and for the year ended
                                                                        December 31, 2000
                                                                  ------------------------------
                                                                   Metals     Other      Total
                                                                  --------   --------   --------
    BALANCE SHEET
      Current assets............................................  $106,214   $  5,795   $112,009
      Long-term assets..........................................   164,555     80,733    245,288
      Current liabilities.......................................    44,131      3,771     47,902
      Long-term liabilities.....................................    22,271         --     22,271

    STATEMENT OF OPERATIONS
      Revenue...................................................   230,556     16,154    246,710
      Expenses..................................................   187,023     14,726    201,749
      Net earnings..............................................    43,533      1,428     44,961

    STATEMENT OF CASH FLOW
      Cash provided by (used for):
        Operating activities....................................    46,872      3,017     49,889
        Investing activities....................................   (35,610)   (16,822)   (52,432)
        Financing activities....................................     2,501     (8,162)    (5,661)

                                                                        For the year ended
                                                                        December 31, 1999
                                                                  ------------------------------
                                                                   Metals     Other      Total
                                                                  --------   --------   --------
    STATEMENT OF OPERATIONS
      Revenue...................................................  $189,982   $ 13,529   $203,511
      Expenses..................................................   161,785     12,702    174,487
      Net earnings..............................................    28,197        827     29,024

    STATEMENT OF CASH FLOW
      Cash provided by (used for):
        Operating activities....................................    52,766      5,550     58,316
        Investing activities....................................   (14,287)   (11,994)   (26,281)
        Financing activities....................................    (1,544)    (1,018)    (2,562)

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

5.  INVENTORIES

                                                                                       December 31
                                                                  September 30,    -------------------
                                                                       2002          2001       2000
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Raw materials...............................................     $  3,442      $  6,662   $  6,354
    Materials in process........................................       28,931        22,397     22,280
    Finished product............................................       38,758        39,430     21,986
    Spare parts and operating materials.........................       43,641        42,941     26,139
                                                                     --------      --------   --------
                                                                     $114,772      $111,430   $ 76,759
                                                                     ========      ========   ========

6.  CAPITAL ASSETS

                                                                               September 30, 2002
                                                                  --------------------------------------------
                                                                                  Accumulated
                                                                                Amortization and     Net Book
                                                                     Cost          Depletion          Value
                                                                  ----------   ------------------   ----------
                                                                                  (Unaudited)
    Coal........................................................  $  667,881        $ 59,461        $  608,420
    Metals......................................................     282,310          97,087           185,223
    Oil and Gas.................................................     878,432         612,015           266,417
    Other.......................................................      96,436          37,552            58,884
                                                                  ----------        --------        ----------
                                                                  $1,925,059        $806,115        $1,118,944
                                                                  ==========        ========        ==========

                                                                               December 31, 2001
                                                                  --------------------------------------------
                                                                                  Accumulated
                                                                                Amortization and     Net Book
                                                                     Cost          Depletion          Value
                                                                  ----------   ------------------   ----------
    Coal........................................................  $  650,432        $ 27,425        $  623,007
    Metals......................................................     276,691          81,590           195,101
    Oil and Gas.................................................     809,321         557,317           252,004
    Other.......................................................     100,358          31,463            68,895
                                                                  ----------        --------        ----------
                                                                  $1,836,802        $697,795        $1,139,007
                                                                  ==========        ========        ==========

                                                                               December 31, 2000
                                                                  --------------------------------------------
                                                                                  Accumulated
                                                                                Amortization and     Net Book
                                                                     Cost          Depletion          Value
                                                                  ----------   ------------------   ----------
    Metals......................................................  $  256,918        $ 62,195        $  194,723
    Oil and Gas.................................................     730,337         495,387           234,950
    Other.......................................................      95,478          17,745            77,733
                                                                  ----------        --------        ----------
                                                                  $1,082,733        $575,327        $  507,406
                                                                  ==========        ========        ==========

    The carrying value of unproved oil and gas properties in producing cost centres at September 30, 2002 was $8.4 million (December 31,
    2001 -- $4.2 million; December 31, 2000 -- $2.0 million). The carrying value of pre-production cost centres at September 30, 2002 was $3.2 million (December 31, 2001 -- $5.7 million; December 31, 2000 -- $8.9 million). The amount of general and administrative expenses capitalized for the nine months ended September 30, 2002 was $7.5 million (2001 -- $9.2 million) and for the year ended December 31, 2001 was $11.3 million
    (2000 -- $13.8 million; 1999 -- $9.2 million).

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

6.  CAPITAL ASSETS (CONTINUED)
    Included in capital assets at September 30, 2002 is $15.2 million related to assets under construction (December 31, 2001 -- $10.5 million; December 31, 2000 -- $37.8 million). These assets are not subject to amortization. The cost of assets under capital lease totalled $6.3 million at September 30, 2002 (December 31, 2001 -- $6.6 million; December 31, 2000 -- nil), less accumulated amortization of $2.7 million (December 31, 2001 -- $2.1 million; December 31, 2000 -- nil).

7.  INVESTMENTS

                                                                                       December 31
                                                                  September 30,    -------------------
                                                                       2002          2001       2000
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Power generation(a).........................................     $ 70,919      $ 72,638   $ 89,021
    Tourism(b)..................................................       21,492        22,460     21,910
    Mining(c)...................................................        6,401        47,234     65,354
    Other.......................................................        2,153         1,075      2,122
                                                                     --------      --------   --------
                                                                     $100,965      $143,407   $178,407
                                                                     ========      ========   ========

    -------------------

    (a) The Corporation owns 49.7% of the common shares of Sherritt Power Corporation ("Sherritt Power"), a Corporation that constructs and operates gas-fired power plants in Cuba. This investment is accounted for using the equity method of accounting. At December 31, 2000 the Corporation held $75 million principal amount of 11.5% Senior Unsecured Amortizing Notes ("Notes"), due 2004. The Corporation entered into an agreement with Sherritt Power (the "Cash Flow Assurances Agreement") in 1998 whereby the Corporation agreed to advance funds to Sherritt Power under certain circumstances to enable it to fund its obligations to holders of the Notes, to a maximum of U.S.$12.5 million. These advances bear interest at LIBOR plus 6% and rank pari passu with the Notes, and are repayable no later than March 31, 2005.

       On March 21, 2001, Sherritt Power Corporation's Noteholders approved an Extraordinary Resolution to amend the trust indenture governing
       $225 million of its Notes. The amendment resulted in the following changes to the Notes:

        (i) an acceleration of the first amortization of $198 per $1,000 principal amount to March 31, 2001 from March 31, 2002;

        (ii) a revision to the remaining amortization schedule such that $200 per $1,000 principal amount is amortized on March 31 in each of 2003, 2004 and 2005 and $101 per $1,000 principal amount is amortized on each of March 31, 2006 and 2007. The original terms specified amortization payments of $401 per $1,000 principal amount on each of March 31, 2003 and 2004;

       (iii) an increase in the interest rate from 11.50% to 12.125% effective April 1, 2001; and

        (iv) the payment of a consent premium of $15 per $1,000 principal amount of the Notes.

       As a result of this amendment, the Corporation received approximately $20.3 million from Sherritt Power on April 2, 2001 representing the payment of the first amortization, the consent premium and accrued interest. The Corporation also advanced Sherritt Power $19.6 million on April 2, 2001 under the Cash Flow Assurances Agreement for the purposes of funding the accelerated amortization. This advance is included in current advances and loans receivable. The consent premium was deferred and is being amortized over the remaining term of the Notes.

       Accordingly, the Corporation now holds $60.2 million principal amount of Notes.

    (b) The Corporation has a 25% indirect interest in a hotel complex in Varadero, Cuba, and a 12.5% indirect interest in a hotel complex in Havana, Cuba. Both investments are accounted for as long-term investments using the equity method of accounting.

    (c) Mining investments comprise the Corporation's investment in Anaconda Nickel Limited ("Anaconda"), a mining corporation listed on the Australian Stock Exchange. This investment is accounted for using the cost method of accounting. During 2001, this investment was written-down by $23.4 million ($18.8 million after tax) to the Corporation's estimate of its long-term net realizable value based on available information. In the third quarter of 2002, this investment was written-down by a further $37.0 million ($29.8 million after tax) to reflect developments in Anaconda's financial restructuring.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

8.  OTHER ASSETS

                                                                                       December 31
                                                                  September 30,    -------------------
                                                                       2002          2001       2000
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Advances receivable(a)......................................     $ 26,987      $ 30,332   $ 13,868
    Loans receivable(b).........................................       39,124        37,811     19,355
    Cellular telephone concession(c)............................       22,704        24,333     26,509
    Goodwill(c).................................................       15,098        15,098     16,455
    Deposits(d).................................................           --            --      5,137
    Deferred debenture interest (note 12).......................        7,979         9,401     11,303
    Asset held for resale(e)....................................        8,847         8,847      8,847
    Deferred financing costs(f).................................        9,254         9,345         --
    Pension plans asset (note 9)................................        2,226         3,074         --
    Other.......................................................        8,550         7,603      4,766
                                                                     --------      --------   --------
                                                                      140,769       145,844    106,240
    Current portion of advances and loans receivable............       42,432        42,181      5,027
                                                                     --------      --------   --------
                                                                     $ 98,337      $103,663   $101,213
                                                                     ========      ========   ========

    -------------------

    (a) Advances receivable comprise a $19.6 million advance to Sherritt Power (note 7(a)) and an advance by a subsidiary of the Corporation to an agency of the Cuban Government to finance construction of facilities for the gathering, storage, treatment and transportation of crude oil from fields in which the Corporation is currently producing oil. Future obligations of the Corporation to this Cuban agency for treatment and transportation costs for production from these fields will be offset against this advance.

    (b) A subsidiary of the Corporation has entered into, as lender, an interest-bearing financing agreement and interest bearing revolving credit facilities for a combined total of U.S. $32.0 million with PDS for the construction of a new soybean-based food processing facility in Cuba and to fund working capital requirements. At September 30, 2002, the proportionate amount outstanding under these agreements was approximately $26.2 million (December 31, 2001 -- $24.8 million; December 30,
       2000 -- $19.3 million). The loans are repayable from the cash flows of PDS. Title to the plant remains with the subsidiary of the Corporation until repayment of the loans. Loans receivable also include working capital advances to certain joint venture operations.

    (c) The cellular telephone concession of $22.7 million as at September 30, 2002 (December 31, 2001 -- $24.3 million; December 31,
       2000 -- $26.5 million) and goodwill of $15.1 million as at September 30, 2002 (December 31, 2001 -- $15.1 million; December 31,
       2000 -- $16.5 million) are net of amortization of $9.5 million as at September 30, 2002 (December 31, 2001 -- $7.9 million; December 31,
       2000 -- $5.7 million) and $4.9 million as at September 30, 2002 (December 31, 2001 -- $4.9 million; December 31, 2000 -- $3.5 million) respectively. In July 2000, the Corporation increased its effective ownership in Cubacel from 37.5% to 40% for a cash consideration of $4.4 million, of which $1.5 million was allocated to goodwill and $2.3 million was allocated to the cellular telephone concession.

    (d) The Corporation had a term deposit with a Spanish bank to cover the estimated abandonment costs of oil production facilities in Spain. During the year ended December 31, 2001, this term deposit was replaced with a letter of credit in the amount of $6.9 million.

    (e) In 2000, the Corporation acquired equipment for a proposed construction project. This project was subsequently cancelled and the equipment transferred to assets held for resale. In 2000, a portion of these assets was sold for a gain of $0.4 million. The remaining asset held for resale is expected to be disposed of within one year. The asset is recorded at cost, which is less than the expected net realizable value. The Corporation has not amortized this asset.

    (f) Deferred financing costs comprise costs incurred by Luscar Coal as a result of the issue of U.S.$275 million, 9.75% Unsecured Senior Notes (note 11).

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

9.  POST RETIREMENT BENEFITS

    The Corporation and its affiliates sponsor defined benefit and defined contribution pension arrangements covering substantially all of its employees. Defined benefit pension plans relate primarily to the Coal business acquired in 2001; accordingly, comparative figures have not been provided. The majority of the remaining employees are members of defined contribution plans.

    The following table summarizes the significant actuarial assumptions used to calculate the pension expense and obligations under the defined benefit pension plans as at December 31, 2001:

    Expected long-term rate of return on plan assets............  4.0 - 8.0%
    Discount rate on pension obligations........................  6.5 - 7.0%
    Rate of compensation increases..............................  3.5 - 5.0%
    Average remaining service period of active employees........  3 - 15 years

    Actuarial reports and updates are prepared by independent actuaries for funding and accounting purposes. Net pension plan expense is:

                                                                      Year ended
                                                                   December 31, 2001
                                                                  -------------------
    Current service cost
       -- defined benefit.......................................        $   921
       -- defined contribution..................................          5,633
    Interest cost...............................................          1,654
    Expected return on plan assets..............................         (1,821)
    Amortization of net transitional obligation.................            305
    Increase in valuation allowance at end of year..............            466
    Amortization of net actuarial loss..........................            666
                                                                        -------
    Net pension plan expense....................................        $ 7,824
                                                                        =======

    During the year ended December 31, 2000, the current service cost of defined contribution plans was $1.6 million (1999 -- nil).

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

9.  POST RETIREMENT BENEFITS (CONTINUED)
    Information on the defined benefit pension benefit plans, in aggregate, is set out below:

                                                                      Year ended
                                                                   December 31, 2001
                                                                  -------------------
    ACCRUED BENEFIT OBLIGATION
    Balance, beginning of year..................................        $33,291
    Current service costs.......................................            921
    Interest cost...............................................          1,654
    Benefits paid...............................................         (3,716)
    Employee contributions......................................             62
    Actuarial loss..............................................          2,299
                                                                        -------
    Balance, end of year........................................        $34,511
                                                                        -------
    PLAN ASSETS
    Fair value, beginning of year...............................        $34,513
    Actual return on plan assets................................          2,010
    Employer contributions......................................          2,336
    Employee contributions......................................             62
    Benefits paid...............................................         (3,716)
                                                                        -------
    Fair value, end of year.....................................        $35,205
                                                                        -------
    FUNDED STATUS -- SURPLUS....................................        $   694
    Unamortized net actuarial losses............................          2,063
    Unamortized net transitional obligation.....................            783
    Valuation allowance.........................................           (466)
                                                                        -------
    Net pension asset...........................................        $ 3,074
                                                                        =======

    The accrued benefit obligations and fair value of plan assets for pension plans with accrued benefit obligations in excess of plan assets were $20.0 million and $15.9 million, respectively, as at December 31, 2001.

10. SITE RESTORATION AND ABANDONMENT

                                                                                        December 31
                                                                  September 30,    ---------------------
                                                                       2002          2001        2000
                                                                  --------------   ---------   ---------
                                                                   (Unaudited)
    Balance, beginning of year..................................     $54,826        $26,649     $31,519
    Provision...................................................       7,098          7,462       3,513
    Coal business acquisition (note 3)..........................          --         28,411          --
    Paid during the year........................................      (7,585)        (7,696)     (8,383)
                                                                     -------        -------     -------
    Balance, end of year........................................      54,339         54,826      26,649
    Payable within one year.....................................      10,501         10,501          --
                                                                     -------        -------     -------
                                                                     $43,838        $44,325     $26,649
                                                                     =======        =======     =======

    Site restoration payments in 2001 relate primarily to the Coal business. Site restoration payments during 2000 primarily comprise the Corporation's payment to the purchaser upon disposition of its interest in the Vega concession and platform in Italy, as a contribution of future well plugging and decommissioning costs. Under the terms of the agreement, the Corporation is indemnified against all future environmental liabilities, including the decommissioning of the Vega platform.

    The Corporation has estimated future site restoration obligations, which it believes will meet current regulatory requirements, to be $95.9 million (including amounts already accrued). The Corporation expects to spend
    $53.3 million within the next five years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

11. LONG-TERM DEBT

                                                                  September 30, 2002    December 31, 2001
                                                                  -------------------   ------------------
                                                                      (Unaudited)
    Senior Notes(a).............................................       $218,048              $219,038
                                                                       --------              --------
    Promissory Notes(b)
      12.75% promissory note, due May 18, 2003..................         22,500                22,500
      less: sinking fund........................................        (11,293)              (10,607)
                                                                       --------              --------
                                                                         11,207                11,893
                                                                       --------              --------
      9.625% promissory note, due December 30, 2004.............         44,650                44,650
      less: sinking fund........................................        (20,539)              (19,079)
                                                                       --------              --------
                                                                         24,111                25,571
                                                                       --------              --------
    Capital lease obligations(c)................................          3,678                 4,359
                                                                       --------              --------
                                                                        257,044               260,861
    Current portion of long-term debt...........................        (12,890)               (1,607)
                                                                       --------              --------
                                                                       $244,154              $259,254
                                                                       ========              ========

    (a) On October 10, 2001, Luscar Coal issued at par U.S.$275 million of 9.75% unsecured senior notes ("Senior Notes"), due October 15, 2011. Interest on the Senior Notes is payable semi-annually on April 15 and October 15 in each year, beginning April 15, 2002. Approximately $349 million of the $417 million in net proceeds from the issue was used to repay borrowings and terminate the existing credit facility.

       Luscar Energy Partnership, the Fund and Luscar Coal's material subsidiaries have guaranteed the principal and interest obligations on the Senior Notes and the bank credit facility. The terms of the Senior Notes include covenants which restrict the ability of Luscar Coal and the guarantors to incur additional indebtedness, issue equity, make investments, declare or pay distributions, incur payment restrictions that other parties may impose, conduct transactions with affiliates, sell assets or use proceeds from permitted asset sales, incur liens, and consolidate or merge with, or into, or transfer all or substantially all of an entity's assets, to another person.

    (b) The promissory notes were issued to finance the acquisition of a dragline and mine in conjunction with long-term coal supply agreements with a Crown corporation. The 12.75% promissory note is secured by a mortgage on the dragline and the 9.625% promissory note is secured by the assets, rights and agreements related to the mine. Amounts paid to Luscar Ltd. under the terms of the coal supply agreements with the Crown corporation include a component intended to substantially reimburse Luscar Ltd. for the interest and sinking fund payments made in respect of the promissory notes. At maturity, Luscar Ltd. is obligated to repay the promissory notes, net of related sinking funds. The coal supply agreements require the Crown corporation to immediately reimburse
       Luscar Ltd. for any net repayment required above the sinking fund proceeds.

    (c) Obligations under capital leases bear interest at fixed rates ranging from 6.17% to 7.25% and mature between 2002 and 2006.

    Long-term debt repayments in each of the next five fiscal years and thereafter are as follows:

                                                                  Long-Term Debt    Capital Leases
                                                                  ---------------   --------------
    2002........................................................     $    671           $1,217
    2003........................................................       12,116            1,217
    2004........................................................       24,677            1,308
    2005........................................................           --            1,039
    2006........................................................           --               88
    and thereafter..............................................      219,038               --
                                                                     --------           ------
                                                                      256,502            4,869
    Interest included therein...................................           --             (510)
                                                                     --------           ------
                                                                     $256,502           $4,359
                                                                     ========           ======

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

11. LONG-TERM DEBT (CONTINUED)
    Interest on long-term debt for the nine months ended September 30, 2002 was $19.7 million (2001 -- $2.0 million) and for the year ended December 31, 2001 was $8.0 million (2000 and 1999 -- nil).

12. CONVERTIBLE DEBENTURES

    As at September 30, 2002, convertible debentures comprise $600 million (December 31, 2001 and 2000 -- $600 million) of 6% convertible unsecured subordinated debentures issued in November 1996. The debentures have a maturity date of December 15, 2006, and are convertible at the option of the holder into restricted voting shares of the Corporation at a conversion price of $8.775 per restricted voting share. Interest payments on the debentures are made on June 15 and December 15. The convertible debentures are redeemable, provided that the trading price of the Corporation's restricted voting shares reaches certain levels. Subject to regulatory approval, the Corporation may, at its option, satisfy the obligation to pay interest on the convertible debentures or repay the principal amount of the convertible debentures on redemption or at maturity in restricted voting shares. The convertible debentures are included as part of shareholders' equity and are stated net of issue costs less applicable tax relief.

    The convertible debentures were distributed on an instalment basis with the final instalment of $338 million received on December 1, 1997. Interest payable to debenture holders was determined on the $675 million outstanding from the date of issue. Deferred debenture interest included in other assets as at September 30, 2002 of $8.0 million (December 31,
    2001 -- $9.4 million; December 31, 2000 -- $11.3 million) represents the portion of interest relating to the final instalment of outstanding debentures, which was deferred and is being amortized through retained earnings over the term of the debentures. Accordingly, the effective interest rate of the debentures is 6.32%.

    During the year ended December 31, 2000, the Corporation repurchased for cancellation through substantial issuer bids, a total of $75.0 million principal amount of debentures at prices ranging from $710 to $830 per $1,000 principal amount of debentures, for a total cost (including accrued interest and expenses) of $58.1 million. The difference between the cost and carrying amount of the debentures repurchased, net of related future taxes and deferred debenture interest, of $6.7 million is included in shareholders' equity as part of contributed surplus. No convertible debentures were repurchased during the year ended December 31, 2001 or the nine-month period ended September 30, 2002.

    Interest on the convertible debentures for the nine month period ended September 30, 2002 is stated net of tax relief of $10.9 million
    (2001 -- $11.9 million) and $16.0 million for the year ended December 31, 2001 (2000 -- $17.8 million; 1999 -- $19.0 million).

13. CAPITAL STOCK

    The Corporation's authorized share capital consists of an unlimited number of restricted voting shares plus 100 multiple voting shares.

    Ian W. Delaney, the Chairman of the Board, holds all of the multiple voting shares, giving him sufficient votes to elect a majority of the directors to the Board, subject to limitations contained in the articles of incorporation of the Corporation. These limitations include provisions that the multiple voting shares are non-transferable, are not entitled to any dividends or distributions of assets and are automatically converted into restricted voting shares on a share-per-share basis upon the occurrence of certain events.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

13. CAPITAL STOCK (CONTINUED)
    Holders of the restricted voting shares are entitled to receive dividends and distributions of assets. The Corporation's outstanding restricted voting shares are as follows:

                                                                        Nine months ended                 Year ended
                                                                       September 30, 2002              December 31, 2001
                                                                  -----------------------------   ---------------------------
                                                                     Number      Stated capital     Number     Stated capital
                                                                  ------------   --------------   ----------   --------------
                                                                  (Unaudited)     (Unaudited)
    Beginning of period.........................................   97,711,764       $450,716      72,496,036      $349,840
    Shares issued:
    Acquisition of Luscar.......................................           --             --      25,000,087       100,000
    Exercise of stock options...................................           --             --          40,000           122
    Other stock compensation plans..............................       50,125            241         175,641           754
    Reduction in stated value...................................           --             --              --            --
                                                                   ----------       --------      ----------      --------
    End of period...............................................   97,761,889       $450,957      97,711,764      $450,716
                                                                   ==========       ========      ==========      ========

                                                                          Year ended                    Year ended
                                                                       December 31, 2000             December 31, 1999
                                                                  ---------------------------   ---------------------------
                                                                    Number     Stated capital     Number     Stated capital
                                                                  ----------   --------------   ----------   --------------
    Beginning of period.........................................  72,269,069      $548,997      72,139,236      $548,607
    Shares issued:
    Exercise of stock options...................................          --            --              --            --
    Other stock compensation plans..............................     226,967           843         129,833           390
    Reduction in stated value...................................          --      (200,000)             --            --
                                                                  ----------      --------      ----------      --------
    End of period...............................................  72,496,036      $349,840      72,269,069      $548,997
                                                                  ==========      ========      ==========      ========

    On May 25, 2000, the shareholders approved the elimination of the Corporation's December 31, 1999 accumulated deficit of $6.9 million and the creation of a contributed surplus in the amount of $193 million by way of a $200 million reduction in the stated value of the Corporation's restricted voting shares. This contributed surplus may be utilized to eliminate or reduce any deficit which may arise as a result of the future payment or distribution of dividends or other distributions from time to time to holders of the restricted voting shares.

    If all of the convertible debentures are converted into shares at the option of the holders, up to 68,376,068 additional restricted voting shares may be issued on or before December 14, 2006.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

13. CAPITAL STOCK (CONTINUED)
    The following table presents the calculation of basic and diluted earnings per restricted voting share. In the table, the number of shares is stated in thousands.

                                                                    Nine months ended                 Year ended
                                                                      September 30                   December 31
                                                                -------------------------   ------------------------------
                                                                   2002          2001         2001       2000       1999
                                                                -----------   -----------   --------   --------   --------
                                                                (Unaudited)   (Unaudited)
    Net earnings..............................................   $ 45,816      $ 60,817     $ 51,595   $115,570   $ 66,601
    Interest on convertible debentures........................    (17,400)      (16,408)     (21,938)   (22,675)   (23,614)
    Effect of repurchase of convertible debentures
      (note 12)...............................................         --            --           --      6,685         --
                                                                 --------      --------     --------   --------   --------
    Net earnings applicable to restricted voting shareholders
      and after repurchase of convertible debentures..........     28,416        44,409       29,657     99,580     42,987
      Interest on convertible debentures......................     17,400        16,408       21,938     22,675     23,614
                                                                 --------      --------     --------   --------   --------
    Net earnings applicable to restricted voting shareholders
      plus assumed conversions................................   $ 45,816      $ 60,817     $ 51,595   $122,255   $ 66,601
                                                                 ========      ========     ========   ========   ========
    Weighted average number of restricted voting
      shares -- basic.........................................     97,729        85,278       88,412     72,378     72,215
    Weighted average effect of dilutive securities:
      Employee stock options..................................        251           245          229        203         12
      Convertible debentures..................................     68,376        68,376       68,376     73,015     76,923
                                                                 --------      --------     --------   --------   --------
    Weighted average number of restricted voting shares for
      diluted calculation.....................................    166,356       153,899      157,017    145,596    149,150
                                                                 ========      ========     ========   ========   ========
    Earnings per restricted voting share -- basic.............   $   0.29      $   0.52     $   0.34   $   1.38   $   0.60
    Earnings per restricted voting share -- diluted...........       0.28          0.40         0.33       0.84       0.45
                                                                 ========      ========     ========   ========   ========

    The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the year or time of issuance, if later. Employee stock options with an exercise price greater than the average market price of the restricted voting shares were not included in the calculation of diluted earnings per share as the impact was anti-dilutive. The average market price of the restricted voting shares during the nine months ended September 30, 2002 was $4.75 (2001 -- $4.64) and was $4.50 during the year ended December 31, 2001 (2000 -- $4.18;
    1999 -- $3.09).

14. STOCK COMPENSATION PLANS

    The Corporation established an Employee and Director Stock Option Plan (the "Option Plan") in 1995 to govern the granting of certain options to purchase restricted voting shares in the Corporation. The current maximum number of options which may be issued under the Option Plan is 6,784,670. Under the Option Plan, the exercise price of each option equals the closing market price of the Corporation's stock on the day prior to the date the option is granted and an option's maximum term is ten years. Options vest on such terms as the Compensation Committee of the Board of Directors determines, generally in three equal instalments on the first, second and third anniversaries of the date the options are granted.

    A summary of the status of the Corporation's Option Plan is presented below:

                                                                     Nine months ended                  Year ended
                                                                     September 30, 2002             December 31, 2001
                                                                ----------------------------   ----------------------------
                                                                            Weighted average               Weighted average
                                                                 Options     exercise price     Options     exercise price
                                                                ---------   ----------------   ---------   ----------------
                                                                        (Unaudited)
    Outstanding, beginning of period..........................  6,425,000        $6.64         6,465,000        $6.61
    Exercised.................................................         --           --           (40,000)        3.05
                                                                ---------        -----         ---------        -----
    Outstanding, end of period................................  6,425,000         6.64         6,425,000         6.64
                                                                =========        =====         =========        =====

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

14. STOCK COMPENSATION PLANS (CONTINUED)

                                                                         Year ended                     Year ended
                                                                     December 31, 2000              December 31, 1999
                                                                ----------------------------   ----------------------------
                                                                            Weighted average               Weighted average
                                                                 Options     exercise price     Options     exercise price
                                                                ---------   ----------------   ---------   ----------------
    Outstanding, beginning of period..........................  6,405,000        $6.63         6,385,000        $6.64
    Granted...................................................     60,000         5.05            20,000         2.70
                                                                ---------        -----         ---------        -----
    Outstanding, end of period................................  6,465,000         6.61         6,405,000         6.63
                                                                =========        =====         =========        =====

    The following table summarizes information on stock options outstanding at December 31, 2001:

                                                         Options outstanding                       Options exercisable
                                          -------------------------------------------------   ------------------------------
                                                        Weighted-average
                                            Number         remaining       Weighted-average     Number      Weighted-average
    Range of exercise prices              outstanding   contractual life    exercise price    exercisable    exercise price
    ------------------------              -----------   ----------------   ----------------   -----------   ----------------
    $2.70 - $4.70.......................     700,000      6.8 years             $3.04            693,333         $3.04
     4.71 -  6.70.......................   3,385,000      4.0 years              6.53          3,345,000          6.55
     6.71 -  8.30.......................   2,340,000      4.4 years              7.86          2,340,000          7.86

    Under the Employee Share Purchase Plan ("ESPP"), the Corporation is authorized to issue up to 400,000 restricted voting shares to its full time employees who are eligible to participate after one year of continuous service. Under the terms of the ESPP, employees may elect to have an amount (up to 5% of their previous year's base earnings) withheld by payroll deduction over a two year period to purchase restricted voting shares of the Corporation. The purchase price of the restricted voting shares is the lower of the share price at the beginning of the two year period and the share price at the end of the period. The Corporation issued 102,745 restricted voting shares to employees during the year ended December 31, 2001 under the ESPP and has, since its inception in 1996, issued an aggregate of 194,850 restricted voting shares to employees.

    On September 21, 2000, the Corporation established a stock-linked compensation plan (the "Plan"). Under the terms of the Plan, participation units may be issued to directors, senior management and other employees. The participation units represent a right to receive a cash amount from the Corporation equivalent to the amount by which the market price of the Corporation's restricted voting shares at time of exercise exceeds the market price of such shares at the time of the grant. The Corporation granted 160,000 participation units during the year ended December 31, 2001 (December 31, 2000 -- nil) at a price of $5.5559. The participation units vest in three equal instalments on the first, second and third anniversaries of the date the participation units are granted. No participation units were granted during the nine months ended September 30, 2002.

    During the year ended December 31, 2001, the Corporation issued 72,896 restricted voting shares (2000 -- 190,202 restricted voting shares) to the Trustees under the Incentive Savings Plan and subsequently wound-up this plan.

15. NET FINANCING INCOME (EXPENSE)

                                                                     Nine months ended                  Year ended
                                                                       September 30                    December 31
                                                                ---------------------------   ------------------------------
                                                                    2002           2001         2001       2000       1999
                                                                ------------   ------------   --------   --------   --------
                                                                (Unaudited)    (Unaudited)
    Interest on cash, short-term investments and loans........    $  2,016       $ 6,216      $  8,020   $17,576    $25,688
    Interest income from affiliates...........................       5,455         5,763         7,602     8,625      8,625
    Interest expense on debt..................................     (21,015)       (8,204)      (16,781)       --         --
    Other interest income (expense)...........................      (1,593)         (121)          232      (580)    (2,392)
    Foreign exchange gains (losses)...........................       5,114         4,602         5,364     3,424     (4,997)
                                                                  --------       -------      --------   -------    -------
                                                                  $(10,023)      $ 8,256      $  4,437   $29,045    $26,924
                                                                  ========       =======      ========   =======    =======

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

16. INCOME TAXES

    The following table reconciles income taxes calculated at a combined Canadian federal/provincial income tax rate with the income tax expense in the consolidated financial statements for the three years ended
    December 31:

                                                                      Year ended December 31
                                                                  -------------------------------
                                                                    2001       2000        1999
                                                                  --------   ---------   --------
    Earnings before taxes.......................................  $ 56,291   $ 147,721   $ 90,320
                                                                  --------   ---------   --------
    Combined basic income tax rate..............................     42.1%       44.0%      44.6%
    Income tax at the combined basic rate.......................  $ 23,710   $  64,923   $ 40,301

    Increase (decrease) in taxes resulting from:
      Large Corporation Tax.....................................     1,183       1,108      1,834
      Difference between Canadian and foreign tax rates.........   (32,552)    (34,996)   (20,251)
      Reduction in future income tax rates......................    (1,858)     (3,942)        --
      Untaxed portion of capital losses.........................     5,247          --         --
      Future tax assets not recognized..........................    12,498       3,347         --
      Recognition of unrecorded future income tax assets from
        previous years..........................................        --          --     (4,578)
      Resource allowance........................................    (3,721)         --         --
      Other items...............................................       189       1,711      6,413
                                                                  --------   ---------   --------
    Income tax expense..........................................  $  4,696   $  32,151   $ 23,719
                                                                  ========   =========   ========

    Total income tax expense is included in the consolidated statements of operations and retained earnings as follows:

                                                                      Year ended December 31
                                                                  ------------------------------
                                                                    2001       2000       1999
                                                                  --------   --------   --------
    Income tax expense..........................................  $  4,696   $ 32,151   $ 23,719
    Tax benefit on convertible debenture interest...............   (15,964)   (17,780)   (19,026)
                                                                  --------   --------   --------
                                                                  $(11,268)  $ 14,371   $  4,693
                                                                  ========   ========   ========

    The current and future income taxes for each of the years ended December 31 are as follows:

                                                                    2001       2000       1999
                                                                  --------   --------   --------
    Current income tax expense
      Canada....................................................  $ 2,183    $ 1,007    $ 1,694
      Cuba......................................................      890     23,741     14,839
      Other.....................................................    2,306      1,846      1,059
                                                                  -------    -------    -------
                                                                    5,379     26,594     17,592
                                                                  -------    -------    -------
    Future income tax expense (recovery)
      Canada....................................................      390      5,557      3,050
      Cuba......................................................       --         --         --
      Other.....................................................   (1,073)        --      3,077
                                                                  -------    -------    -------
                                                                     (683)     5,557      6,127
                                                                  -------    -------    -------
    Income tax expense..........................................  $ 4,696    $32,151    $23,719
                                                                  =======    =======    =======

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

16. INCOME TAXES (CONTINUED)
    Future income taxes consisted of the following temporary differences:

                                                                      December 31
                                                                  --------------------
                                                                    2001        2000
                                                                  ---------   --------
    Future income tax assets:
      Capital assets............................................  $     922   $ 7,656
      Tax loss carryforwards....................................     46,919    24,840
                                                                  ---------   -------
                                                                     47,841    32,496
      Valuation allowance.......................................    (18,151)   (6,662)
                                                                  ---------   -------
                                                                     29,690    25,834
                                                                  ---------   -------
    Future income tax liabilities:
      Capital assets............................................    213,712     9,329
      Deferred debenture interest...............................      3,960     4,968
      Other.....................................................      1,511     4,311
                                                                  ---------   -------
                                                                    219,183    18,608
                                                                  ---------   -------
    Net future income tax asset (liability).....................  $(189,493)  $ 7,226
                                                                  =========   =======

    At December 31, 2001, the Corporation had income tax losses of approximately $115 million (December 31, 2000 -- $77.9 million), which may be used to reduce future taxable income. Substantially all of these income tax losses, which expire between 2002 and 2008, are located in Canada. The Corporation also had $1.4 million of capital losses at December 31, 2001 (December 31, 2000 -- $1.4 million). The benefit relating to $16.1 million (December 31, 2000 -- $14.7 million) of tax losses was not recognized in the financial statements.

17. FINANCIAL INSTRUMENTS

    As at September 30, 2002, the estimated fair value of the Anaconda investment was approximately $6.7 million (December 31, 2001 --
    $20.3 million; December 31, 2000 -- $62.7 million). The estimated fair value of the Sherritt Power common shares and Notes was $77.5 million
    (December 31, 2001 -- $69.5 million; December 31, 2000 -- $76.3 million).
    The Corporation expects to hold the Notes until maturity. Fair values of investments are determined based on market quotes at the balance sheet date or the last trade closest to the balance sheet date. As at September 30, 2002, the estimated fair value of loans and advances receivable was $68.9 million (December 31, 2001 -- $65.7 million; December 31,
    2000 -- $33.2 million) and the estimated fair value of long-term debt was approximately $267 million (December 31, 2001 -- $266 million; December 31, 2000 -- nil). Fair values of loans and advances are estimated based on discounted cash flows. The fair values of other financial instruments approximate carrying value. Due to the use of subjective judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in an immediate settlement of the respective financial instruments.

    During the period ended September 30, 2002, the Corporation's cash equivalents and short-term investments had a weighted average interest rate of 2.3% (December 31, 2001 -- 4.4%; December 31, 2000 -- 5.5%; December 31,
    1999 -- 4.8%).

    Cash subject to restrictions on use at September 30, 2002 was $15.4 million (December 31, 2001 -- $23.8 million).

    Unutilized lines of credit at September 30, 2002 were $39.8 million (December 31, 2001 -- $43.2 million; December 31, 2000 -- $45.3 million). At September 30, 2002, the Corporation had outstanding letters of credit of approximately $52.2 million (December 31, 2001 -- approximately
    $49.4 million; December 31, 2000 -- $4.9 million).

    Short-term debt comprises unsecured obligations and other obligations secured by receivables and inventory of certain joint venture operations and a charge on a dragline. These obligations bear interest at floating rates. During the period ended September 30, 2002, the effective interest rate on short-term indebtedness was 4.6% (December 31, 2001 -- 7.1%; December 31, 2000 -- 8.2%; December 31, 1999 -- 7.4%).

    The Coal business, under forward currency exchange contracts entered into with Canadian chartered banks, will sell U.S. currency that it expects to receive pursuant to long-term sales agreements, thereby reducing the impact on export revenues caused by fluctuations in

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

17. FINANCIAL INSTRUMENTS (CONTINUED)
    the rate of exchange between U.S. and Canadian currencies. The Corporation's proportionate share of outstanding forward currency exchange contracts was as follows:

                                                                  September 30, 2002    December 31, 2001
                                                                  -------------------   ------------------
                                                                      (Unaudited)
    Contract amount.............................................       US$ 2,500            US$ 10,000
    Settlement dates............................................            2002                  2002
    Exchange rate...............................................          0.6779                0.6761
    Book value..................................................             207                   752
    Unrealized loss.............................................              84                   369

    The Coal business is also obligated under an interest rate swap agreement, which fixes the interest rate of a notional amount of $50 million of floating rate debt at 5.72% plus the applicable interest rate margin. This swap expires in December 2003 and was originally established to hedge Luscar Coal's exposure to its floating interest rate debt, which was repaid in October 2001. The Corporation's share of the unrealized loss on this contract at the date of acquisition of $3.5 million was recognized as part of the purchase equation and was being amortized over the remaining term of the respective contract.

    Upon the repayment in October 2001 of the long-term bank debt for which the interest rate swap was associated, the interest rate swap was restated to its fair value at that date with the change in fair value from the date of acquisition applied against interest expense. Subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense.

    The Corporation's share of the fair market value of the interest rate swap was $1.8 million at September 30, 2002 (December 31, 2001 -- $2.8 million).

    The fair value of derivative contracts is estimated by the amount the Corporation would need to pay to terminate the contracts at that date.

    The Corporation has equity investments, current assets, loans and advances located in Cuba as at September 30, 2002 of approximately $346 million (December 31, 2001 -- approximately $357 million; December 31,
    2000 -- approximately $301 million). The Cuban Government's future policies relating to foreign investors and foreign exchange payments could be affected by the political environment and economic pressure resulting from the Cuban Government's limited access to foreign exchange.

    As at September 30, 2002, accounts receivable included approximately
    $30.4 million (December 31, 2001 -- approximately $42.9 million;
    December 31, 2000 -- approximately $31.4 million) of unbilled revenue primarily related to cost recovery oil production in Cuba. Under the terms of the production sharing contracts, cost recovery oil production becomes billable after certification of accumulated development and operating costs.

18. RELATED PARTY TRANSACTIONS

    Subsidiaries of the Corporation provide goods, labour, advisory and other administrative services to affiliates at cost, commercial rates, and other various contractual terms. The Corporation and its subsidiaries also market all of the cobalt, a portion of the nickel, and certain by-products produced by the Metals Enterprise, pursuant to sales agreements.

    The total value of all goods and services, including labour services, that the Corporation and its subsidiaries provided to affiliates during the nine months ended September 30, 2002 amounted to $82.5 million
    (2001 -- $72.4 million) and $96.4 million during the year ended
    December 31, 2001 (2000 -- $96.2 million; 1999 -- $63.4 million). The total value of goods and services purchased from affiliates during the nine months ended September 30, 2002 was $10.3 million (2001 -- $10.7 million) and during the year ended December 31, 2001 was $14.0 million
    (2000 -- $9.0 million; 1999 -- $8.3 million).

    Accounts receivable from affiliates at September 30, 2002, totalled
    $3.0 million (December 31, 2001 -- $6.3 million; December 31,
    2000 -- $6.3 million). Accounts payable to affiliates at September 30, 2002 totalled $0.9 million (December 31, 2001 -- $1.7 million; December 31,
    2000 -- $1.7 million).

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

19. COMMITMENTS AND CONTINGENCIES

    The Corporation is committed to annual payments under operating leases as follows: 2002 -- $3.0 million; 2003 -- $1.0 million; 2004 -- $0.6 million;
    2005 and thereafter -- $0.3 million.

    On April 2, 2001, the Corporation advanced $19.6 million to Sherritt Power pursuant to the Cash Flow Assurances Agreement dated March 1998. The Corporation also committed under this agreement to reimburse Sherritt Power for amounts deducted from distributions by the project on account of Cuban income taxes up to an aggregate maximum of U.S.$5.0 million, in exchange for an assignment to the Corporation of Sherritt Power's rights to investment credits arising on payment of this tax. If required, the Corporation will also provide bridge financing to Sherritt Power on commercial terms.

    The Corporation had other outstanding commitments aggregating $1.3 million at September 30, 2002 (December 31, 2001 -- $5.3 million) which comprise power purchase commitments.

    The Metals Enterprise intends to continue investing in capital projects over the next three years to ensure that the Moa, Cuba operations meet applicable national and international environmental standards. It is anticipated that the Metals Enterprise will generate sufficient funds from internal sources to finance these expenditures.

    The agreements establishing the Metals Enterprise require the unanimous consent of its shareholders to pay dividends. It is not expected that this restriction will have a material impact on the ability of the Corporation to meet its obligations.

    A number of the Corporation's subsidiaries and affiliates have operations located in Cuba. The Corporation will continue to be affected by the difficult political relationship between the United States and Cuba. The Corporation does not, directly or indirectly, hold any assets in the United States. The Corporation has received letters from U.S. citizens claiming ownership of certain Cuban properties or rights in which the Corporation has an indirect interest, and explicitly or implicitly threatening litigation. Having regard to legal and other developments in the United States, and remedies available in Canada and in Europe, the Corporation believes that the impact of any claims against it will not be material.

    In May 2000, Deutsche Bank Canada ("DBC") delivered an Application and supporting materials, filed with the Court of Queen's Bench of New Brunswick, seeking a declaration that DBC had been "oppressed" by the Corporation in its capacity as a holder of Sherritt debentures, and seeking a variety of relief. During the third quarter of 2001, DBC discontinued its claim with no settlement, payment by, or admission of wrongdoing by the Corporation. The court order approving the discontinuance also provided that it shall be a complete defense to any subsequent proceeding that might arise out of the same subject matter.

    In October 2001, the Corporation received a statement of claim setting out a claim against it and Dynatec Corporation, brought in the Supreme Court of Victoria, Australia, by Fluor Australia Pty. Ltd. ("Fluor"). The claim relates to alleged deficiencies in the facilities of Anaconda Nickel Limited's ("Anaconda Nickel") Murrin Murrin mine development in Australia. The alleged deficiencies are the subject of an ongoing arbitration commenced by Anaconda Nickel against Fluor, which was retained by Anaconda Nickel to provide engineering, procurement and construction services. In the arbitration proceedings, Anaconda Nickel alleges that Fluor breached the services contract between them. The Corporation believes Fluor's claim is without merit and intends to defend it vigorously.

20. STATEMENTS OF CASH FLOW

    The net changes in non-cash working capital balances related to operations are as follows:

                                                                    Nine Months Ended                  Year Ended
                                                                      September 30                    December 31
                                                               ---------------------------   ------------------------------
                                                                   2002           2001         2001       2000       1999
                                                               ------------   ------------   --------   --------   --------
                                                               (Unaudited)    (Unaudited)
    Decrease (increase) in non-cash working capital
      Accounts receivable....................................    $33,291        $(34,232)    $(35,858)  $(49,789)  $(49,322)
      Inventories............................................     (3,342)         (8,364)      (3,468)      (628)     3,051
      Overburden removal costs...............................     (1,495)             36          433         --         --
      Prepaid expenses.......................................        466           5,775        3,172     (2,659)     1,816
      Accounts payable and accrued liabilities...............      6,488           8,414       (6,810)   (10,969)     6,851
                                                                 -------        --------     --------   --------   --------
                                                                 $35,408        $(28,371)    $(42,531)  $(64,045)  $(37,604)
                                                                 =======        ========     ========   ========   ========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

20. STATEMENTS OF CASH FLOW (CONTINUED)
    The supplemental cash flow information is as follows:

                                                                      Nine Months Ended                  Year Ended
                                                                        September 30                    December 31
                                                                 ---------------------------   ------------------------------
                                                                     2002           2001         2001       2000       1999
                                                                 ------------   ------------   --------   --------   --------
                                                                 (Unaudited)    (Unaudited)
    Interest received..........................................    $10,517        $13,608      $20,760    $22,380    $37,379
    Interest paid..............................................     17,411          5,120       17,505        569        566
    Income taxes paid..........................................      1,825          6,271        6,958     26,194     10,904

21. SEGMENTED INFORMATION

    Business Segments

    The Corporation's reportable operating segments are business units that offer distinct products and services. The Coal segment comprises the sale of coal primarily for use as fuel to generate electricity and for use in steel making. These activities are performed through the Corporation's 50% indirect interest in Luscar Energy Partnership. The Metals segment comprises mainly the mining, processing and marketing of commodity nickel and cobalt and includes the production and sale of agricultural fertilizers from its facilities in Alberta, Canada. These activities are performed primarily through the Corporation's 50% indirect interest in the Metals Enterprise. The Oil and Gas segment includes exploration and production of oil and gas outside Canada. The Other Businesses segment includes investments in power-generation, communications, tourism, soybean-based food processing, agriculture and other activities in Cuba. The Corporate segment comprises management of cash and short-term investments, general corporate activities and the investment in other mining companies, including Anaconda. All sales generated by the Corporation's oil and gas operations in Cuba are made to an agency of the Government of Cuba.

                                                                    Nine months ended September 30, 2002
                                                   -----------------------------------------------------------------------
                                                     Coal      Metals    Oil and Gas    Other     Corporate   Consolidated
                                                   --------   --------   -----------   --------   ---------   ------------
                                                                                 (Unaudited)
    Revenue from external customers..............  $229,200   $192,690    $161,649     $ 25,932   $     --     $  609,471
                                                   --------   --------    --------     --------   --------     ----------
    Intersegment revenues........................        --         --          --          851         --            851
                                                   --------   --------    --------     --------   --------     ----------
    Depletion and amortization...................    32,036     14,929      54,613        5,559      2,621        109,758
    Provision for site restoration and
      abandonment................................     5,166        782       1,150           --         --          7,098
                                                   --------   --------    --------     --------   --------     ----------
    Operating earnings (loss)....................    13,224     31,506      76,717           32    (16,153)       105,326
    Write-down of investment.....................        --         --          --           --    (37,000)       (37,000)
    Share of loss of equity investments..........        --         --          --       (1,657)        --         (1,657)
    Financing income (expense)...................   (19,918)     2,496        (567)       3,979      3,987        (10,023)
    Minority interest............................        --         --          --         (747)        --           (747)
                                                   --------   --------    --------     --------   --------     ----------
    Earnings (loss) before taxes.................    (6,694)    34,002      76,150        1,607    (49,166)        55,899
                                                   --------   --------    --------     --------   --------     ----------
    Capital expenditures.........................    16,839      5,619      68,909        1,097        393         92,857
                                                   --------   --------    --------     --------   --------     ----------
    Assets.......................................   752,141    337,358     550,209      209,088    161,919      2,010,715
                                                   --------   --------    --------     --------   --------     ----------

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

21. SEGMENTED INFORMATION (CONTINUED)

                                                                    Nine months ended September 30, 2001
                                                   -----------------------------------------------------------------------
                                                     Coal      Metals    Oil and Gas    Other     Corporate   Consolidated
                                                   --------   --------   -----------   --------   ---------   ------------
                                                                                 (Unaudited)
    Revenue from external customers..............  $124,177   $174,889    $131,652     $ 16,924   $     --     $  447,642
                                                   --------   --------    --------     --------   --------     ----------
    Intersegment revenues........................        --         --          --          833         --            833
                                                   --------   --------    --------     --------   --------     ----------
    Depletion and amortization...................    16,548     13,875      42,399        5,157      3,088         81,067
    Provision for site restoration and
      abandonment................................     2,544      1,317       1,256           --         --          5,117
                                                   --------   --------    --------     --------   --------     ----------
    Operating earnings (loss)....................    10,817      7,117      59,888        1,056    (14,326)        64,552
    Amortization of goodwill.....................        --         --          --       (1,014)        --         (1,014)
    Share of loss of equity investments..........        --         --          --          (44)        --            (44)
    Financing income (expense)...................    (8,098)     1,246       5,809       (3,929)    13,228          8,256
    Minority interest............................        --         --          --         (848)        --           (848)
                                                   --------   --------    --------     --------   --------     ----------
    Earnings (loss) before taxes.................     2,719      8,363      65,697       (4,779)    (1,098)        70,902
                                                   --------   --------    --------     --------   --------     ----------
    Capital expenditures.........................     4,870      9,957      65,027        4,873        193         84,920
                                                   --------   --------    --------     --------   --------     ----------
    Assets.......................................   731,319    326,063     464,414      204,110    264,071      1,989,977
                                                   --------   --------    --------     --------   --------     ----------

                                                                        Year ended December 31, 2001
                                                   -----------------------------------------------------------------------
                                                     Coal      Metals    Oil and Gas    Other     Corporate   Consolidated
                                                   --------   --------   -----------   --------   ---------   ------------
    Revenue from external customers..............  $204,450   $230,253    $176,689     $ 25,226   $     --     $  636,618
                                                   --------   --------    --------     --------   --------     ----------
    Intersegment revenues........................        --         --          --        1,118         --          1,118
                                                   --------   --------    --------     --------   --------     ----------
    Depletion and amortization...................    27,425     18,524      62,016        6,864      3,939        118,768
    Provision for site restoration and
      abandonment................................     4,850        982       1,630           --         --          7,462
                                                   --------   --------    --------     --------   --------     ----------
    Operating earnings (loss)....................    20,153      3,731      73,987          420    (19,836)        78,455
    Write-down of investment.....................        --         --          --           --    (23,441)       (23,441)
    Amortization of goodwill.....................        --         --          --       (1,357)        --         (1,357)
    Share of loss of equity investments..........        --         --          --         (679)        --           (679)
    Financing income (expense)...................   (19,941)     1,052      10,264       (5,549)    18,611          4,437
    Minority interest............................        --         --          --       (1,124)        --         (1,124)
                                                   --------   --------    --------     --------   --------     ----------
    Earnings (loss) before taxes.................       212      4,783      84,251       (8,289)   (24,666)        56,291
                                                   --------   --------    --------     --------   --------     ----------
    Capital expenditures.........................     8,303     19,772      78,984        5,024      1,484        113,567
                                                   --------   --------    --------     --------   --------     ----------
    Assets.......................................   769,288    332,453     471,895      211,733    213,045      1,998,414
                                                   --------   --------    --------     --------   --------     ----------

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

21. SEGMENTED INFORMATION (CONTINUED)

                                                                              Year ended December 31, 2000
                                                              ------------------------------------------------------------
                                                               Metals    Oil and Gas    Other     Corporate   Consolidated
                                                              --------   -----------   --------   ---------   ------------
    Revenue from external customers.........................  $299,018    $165,183     $ 16,154   $     --     $  480,355
                                                              --------    --------     --------   --------     ----------
    Intersegment revenues...................................        --          --        1,073         --          1,073
                                                              --------    --------     --------   --------     ----------
    Depletion and amortization..............................    15,287      47,308        4,847      3,786         71,228
    Provision for site restoration and abandonment..........     2,098       1,415           --         --          3,513
                                                              --------    --------     --------   --------     ----------
    Operating earnings (loss)...............................    61,851      79,571        3,832    (24,950)       120,304
    Amortization of goodwill................................        --          --       (1,286)        --         (1,286)
    Share of earnings of equity investments.................        --          --          788         --            788
    Financing income (expense)..............................    (1,766)      3,120       (2,910)    30,601         29,045
    Minority interest.......................................        --          --       (1,130)        --         (1,130)
                                                              --------    --------     --------   --------     ----------
    Earnings (loss) before taxes............................    60,085      82,691         (706)     5,651        147,721
                                                              --------    --------     --------   --------     ----------
    Capital expenditures....................................    26,779      66,263       11,423     11,878        116,343
                                                              --------    --------     --------   --------     ----------
    Assets..................................................   336,520     382,205      215,153    407,772      1,341,650
                                                              --------    --------     --------   --------     ----------

                                                                              Year ended December 31, 1999
                                                              ------------------------------------------------------------
                                                               Metals    Oil and Gas    Other     Corporate   Consolidated
                                                              --------   -----------   --------   ---------   ------------
    Revenue from external customers.........................  $250,473    $106,511     $ 15,362   $     --     $  372,346
                                                              --------    --------     --------   --------     ----------
    Intersegment revenues...................................        --          --        2,088         --          2,088
                                                              --------    --------     --------   --------     ----------
    Depletion and amortization..............................    11,523      31,318        3,490      4,048         50,379
    Provision for site restoration and abandonment..........     1,943       2,238           --         --          4,181
                                                              --------    --------     --------   --------     ----------
    Operating earnings (loss)...............................    46,257      39,143        3,561    (21,876)        67,085
    Amortization of goodwill................................        --          --       (1,236)        --         (1,236)
    Share of loss of equity investments.....................        --          --       (1,275)        --         (1,275)
    Financing income (expense)..............................    (1,826)     (1,006)      (3,181)    32,937         26,924
    Minority interest.......................................        --          --       (1,178)        --         (1,178)
                                                              --------    --------     --------   --------     ----------
    Earnings (loss) before taxes............................    44,431      38,137       (3,309)    11,061         90,320
                                                              --------    --------     --------   --------     ----------
    Capital expenditures....................................    21,171      51,718       14,310        619         87,818
                                                              --------    --------     --------   --------     ----------
    Assets..................................................   349,973     335,983      187,519    469,480      1,342,955
                                                              --------    --------     --------   --------     ----------

    GEOGRAPHIC SEGMENTS

                                                                    As at and for the nine months
                                                                       ended September 30, 2002
                                                                  ----------------------------------
                                                                                       Capital
                                                                  Revenues(1)    Assets and Goodwill
                                                                  ------------   -------------------
                                                                             (Unaudited)
    Canada......................................................    $241,483         $  729,583
    Cuba........................................................     182,269            390,035
    Europe......................................................      83,969              7,743
    Asia........................................................      60,783              6,681
    Other foreign countries.....................................      40,967                 --
                                                                    --------         ----------
                                                                    $609,471         $1,134,042
                                                                    ========         ==========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

21. SEGMENTED INFORMATION (CONTINUED)

                                                                    As at and for the nine months
                                                                       ended September 30, 2001
                                                                  ----------------------------------
                                                                                       Capital
                                                                  Revenues(1)    Assets and Goodwill
                                                                  ------------   -------------------
                                                                             (Unaudited)
    Canada......................................................    $106,630         $  760,931
    Cuba........................................................     141,425            380,745
    Europe......................................................     111,192             17,156
    Asia........................................................      59,645              6,526
    Other foreign countries.....................................      28,750                  5
                                                                    --------         ----------
                                                                    $447,642         $1,165,363
                                                                    ========         ==========

                                                                     As at and for the year ended
                                                                          December 31, 2001
                                                                  ----------------------------------
                                                                                       Capital
                                                                  Revenues(1)    Assets and Goodwill
                                                                  ------------   -------------------
    Canada......................................................    $187,212         $  753,767
    Cuba........................................................     192,968            384,539
    Europe......................................................     146,139              9,270
    Asia........................................................      89,187              6,526
    Other foreign countries.....................................      21,112                  3
                                                                    --------         ----------
                                                                    $636,618         $1,154,105
                                                                    ========         ==========

                                                                     As at and for the year ended
                                                                          December 31, 2000
                                                                  ----------------------------------
                                                                                       Capital
                                                                  Revenues(1)    Assets and Goodwill
                                                                  ------------   -------------------
    Canada......................................................    $ 84,961         $  140,889
    Cuba........................................................     168,474            354,024
    Europe......................................................     162,113             22,078
    Asia........................................................      62,494              6,857
    Other foreign countries.....................................       2,313                 13
                                                                    --------         ----------
                                                                    $480,355         $  523,861
                                                                    ========         ==========

                                                                     As at and for the year ended
                                                                          December 31, 1999
                                                                  ----------------------------------
                                                                                       Capital
                                                                  Revenues(1)    Assets and Goodwill
                                                                  ------------   -------------------
    Canada......................................................    $ 71,037         $  126,602
    Cuba........................................................     103,511            322,843
    Europe......................................................     132,812             19,634
    Asia........................................................      64,798              7,637
    Other foreign countries.....................................         188                 37
                                                                    --------         ----------
                                                                    $372,346         $  476,753
                                                                    ========         ==========

    -------------------

    (1) Revenues are attributed to geographical locations based on location of customer.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

22. GOODWILL TRANSITIONAL DISCLOSURE

    The earnings and earnings per share impact of adopting the new CICA recommendations on goodwill and intangible assets are as follows:

                                                                      Nine months ended                 Year ended
                                                                        September 30                   December 31
                                                                  -------------------------   ------------------------------
                                                                     2002          2001         2001       2000       1999
                                                                  -----------   -----------   --------   --------   --------
                                                                  (Unaudited)   (Unaudited)
    Net earnings, as reported...................................    $45,816       $60,817     $51,595    $115,570   $66,601
    Add back: goodwill amortization.............................         --         1,014       1,357       1,286     1,236
                                                                    -------       -------     -------    --------   -------
    Adjusted net earnings.......................................    $45,816       $61,831     $52,952    $116,856   $67,837
                                                                    =======       =======     =======    ========   =======
    ADJUSTED BASIC EARNINGS PER RESTRICTED VOTING SHARE
    Reported net earnings.......................................    $  0.29       $  0.52     $  0.34    $   1.38   $  0.60
    Goodwill amortization.......................................         --          0.01        0.01        0.01      0.01
                                                                    -------       -------     -------    --------   -------
                                                                    $  0.29       $  0.53     $  0.35    $   1.39   $  0.61
                                                                    =======       =======     =======    ========   =======
    ADJUSTED FULLY DILUTED EARNINGS PER RESTRICTED VOTING SHARE
    Reported net earnings.......................................    $  0.28       $  0.40     $  0.33    $   0.84   $  0.45
    Goodwill amortization.......................................         --            --        0.01        0.01        --
                                                                    -------       -------     -------    --------   -------
                                                                    $  0.28       $  0.40     $  0.34    $   0.85   $  0.45
                                                                    =======       =======     =======    ========   =======

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects, conform to United States generally accepted accounting principles ("U.S. GAAP"). Significant differences between Canadian and U.S. GAAP are as follows:

    A.  STATEMENTS OF OPERATIONS

                                                                    Nine months ended                 Year ended
                                                                      September 30                   December 31
                                                                -------------------------   ------------------------------
                                                                   2002          2001         2001       2000       1999
                                                                -----------   -----------   --------   --------   --------
                                                                (Unaudited)   (Unaudited)
        NET EARNINGS UNDER CANADIAN GAAP......................   $ 45,816      $ 60,817     $ 51,595   $115,570   $ 66,601
        Impact of U.S. GAAP
          Convertible debentures (f)..........................    (29,885)      (29,893)     (40,015)   (32,466)   (45,017)
          Derivative financial instruments (a)................      2,862        (7,289)      (1,810)        --         --
          Pension valuation allowance (e).....................         --            --          466         --         --
          Full cost accounting (g)............................      2,488        (4,927)      (7,007)     2,577     (6,546)
          Income tax rate changes (h).........................       (466)         (410)       2,936        167         --
          Capitalized interest (i)............................        (82)          485          457        986        605
          Income taxes........................................      9,050        18,484       16,462     17,211     17,896
                                                                 --------      --------     --------   --------   --------
        NET EARNINGS UNDER U.S. GAAP..........................   $ 29,783      $ 37,267     $ 23,084   $104,045   $ 33,539
                                                                 ========      ========     ========   ========   ========
        EARNINGS PER SHARE UNDER U.S. GAAP:
          Basic...............................................   $   0.30      $   0.44     $   0.26   $   1.44   $   0.46
          Diluted.............................................       0.28          0.35         0.26       0.82       0.38
                                                                 ========      ========     ========   ========   ========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    B.  STATEMENTS OF COMPREHENSIVE INCOME

       Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

                                                                     Nine months ended                 Year ended
                                                                       September 30                   December 31
                                                                 -------------------------   ------------------------------
                                                                    2002          2001         2001       2000       1999
                                                                 -----------   -----------   --------   --------   --------
                                                                 (Unaudited)   (Unaudited)
        NET EARNINGS UNDER U.S. GAAP...........................    $29,783      $ 37,267     $ 23,084   $104,045   $33,539
                                                                   -------      --------     --------   --------   -------
        Other comprehensive income (loss):
          Investments (c)
            Unrealized gains (losses)..........................     (9,794)      (38,127)     (39,645)   (15,877)   15,181
            Reclassification to net earnings of realized losses
              and write-downs..................................     31,078            --       19,026         --        --
                                                                   -------      --------     --------   --------   -------
                                                                    21,284       (38,127)     (20,619)   (15,877)   15,181
                                                                   -------      --------     --------   --------   -------
        COMPREHENSIVE INCOME (LOSS) UNDER U.S. GAAP............    $51,067      $   (860)    $  2,465   $ 88,168   $48,720
                                                                   =======      ========     ========   ========   =======

       The amounts presented for other comprehensive income (loss) are net of tax of ($5.6) million, $10.0 million, $5.4 million, $7.7 million and ($7.5) million respectively.

    C.  STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                    Nine months ended                 Year ended
                                                                      September 30                   December 31
                                                                -------------------------   ------------------------------
                                                                   2002          2001         2001       2000       1999
                                                                -----------   -----------   --------   --------   --------
                                                                (Unaudited)   (Unaudited)
        BALANCE UNDER U.S. GAAP, BEGINNING OF PERIOD..........    $27,878      $ 26,578     $ 26,578   $(55,740)  $(89,279)
        Net earnings under U.S. GAAP..........................     29,783        37,267       23,084    104,045     33,539
        Dividends on restricted voting shares.................         --       (21,784)     (21,784)   (21,727)        --
                                                                  -------      --------     --------   --------   --------
        BALANCE UNDER U.S. GAAP, END OF PERIOD................    $57,661      $ 42,061     $ 27,878   $ 26,578   $(55,740)
                                                                  =======      ========     ========   ========   ========

       The following table reconciles the deficit as at January 1, 1999 under Canadian GAAP versus U.S. GAAP:

        JANUARY 1, 1999 DEFICIT UNDER CANADIAN GAAP.................  $(49,886)
        Impact of U.S. GAAP:
        Convertible debentures (f)..................................     2,568
        Full cost accounting (g)....................................   (42,008)
        Capitalized interest (i)....................................        47
                                                                      --------
        JANUARY 1, 1999 DEFICIT UNDER U.S. GAAP.....................  $(89,279)
                                                                      ========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    D.  BALANCE SHEETS

       The following table indicates the significant items in the consolidated balance sheet had the consolidated financial statements been prepared under U.S. GAAP:

                                                                          As at              December 31
                                                                      September 30,    -----------------------
                                                                           2002           2001         2000
                                                                      --------------   ----------   ----------
                                                                       (Unaudited)
        ASSETS
          Current assets............................................    $  662,807     $  583,677   $  534,728
          Capital assets (a, g, h, i)...............................     1,082,559      1,100,748      461,985
          Investments (c)...........................................       100,926        116,496      177,683
          Future income taxes (c, f, h, i)..........................        25,358         29,011       19,389
          Other assets (b, e, f)....................................       139,439        144,205      113,716
                                                                        ----------     ----------   ----------
                                                                        $2,011,089     $1,974,137   $1,307,501
                                                                        ==========     ==========   ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
          Current liabilities (a)...................................    $  169,454     $  157,519   $   85,419
          Long-term debt (b, f).....................................       875,985        888,940      600,000
          Site restoration and site abandonment.....................        43,838         44,325       26,649
          Future income taxes (a, e, g, h)..........................       208,352        220,674       16,846
          Derivative financial instruments (a)......................           137          1,411           --
          Minority interest.........................................         4,736          3,989        2,865
          Convertible debentures (f)................................            --             --           --
          Capital stock (d).........................................       650,957        650,716      549,840
          Contributed surplus (d, f)................................            --             --           --
          Retained earnings.........................................        57,661         27,878       26,578
          Accumulated other comprehensive loss (c)..................           (31)       (21,315)        (696)
                                                                        ----------     ----------   ----------
                                                                        $2,011,089     $1,974,137   $1,307,501
                                                                        ==========     ==========   ==========

    E.  STATEMENTS OF CASH FLOW

       The following table indicates the significant differences in the consolidated statement of cash flows had the consolidated financial statements been prepared under U.S. GAAP:

                                                                  Nine months ended                  Year ended
                                                                    September 30                    December 31
                                                              -------------------------   --------------------------------
                                                                 2002          2001         2001        2000       1999
                                                              -----------   -----------   ---------   --------   ---------
                                                              (Unaudited)   (Unaudited)
        CASH PROVIDED BY (USED IN):
          Operating activities (f, g).......................   $184,115      $  84,817    $ 104,680   $ 81,585   $  42,056
          Investing activities (g)..........................    (54,075)      (156,406)    (224,300)    25,845    (107,148)
          Financing activities (f)..........................     (6,400)        (6,868)      38,829    (80,294)        673

    (A) DERIVATIVE FINANCIAL INSTRUMENTS

       Under U.S. GAAP, the Corporation is required to adopt SFAS No. 133 and its related amendments SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
       Because it did not anticipate the need to prepare its financial statements in accordance with U.S. GAAP, the Corporation has not prepared the documentation required to qualify these instruments for hedge accounting. As a result, changes in fair value of all financial instruments and purchase contracts that met the definition of a derivative under SFAS No. 133 are recorded in the Statement of Operations under U.S. GAAP.

       The Corporation has outstanding fixed price energy purchase contracts covering future committed and anticipated energy requirements. Also, effective May 11, 2001, the date of acquisition of a 50% interest in the Luscar Coal Income Fund by the Corporation (note 3), the hedging activities and other derivative financial instruments of the Fund are included in the consolidated financial results of the Corporation. This included an interest rate swap contract used to manage interest rate risk on long-term debt, forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and additional fixed price energy purchase contracts.

       Under Canadian GAAP, the Corporation recorded a liability of $3.5 million as at May 11, 2001 for the purchase of its 50% interest in the Fund that represented the Corporation's share of the fair value of the interest rate swap and the forward currency exchange contracts that were accounted for as hedges under Canadian GAAP. Under U.S. GAAP, the fair value assigned to liabilities and capital assets acquired were each increased by $1.7 million which represented the Corporation's share of the fair value of certain fixed price energy purchase contracts that met the definition of a derivative under SFAS No. 133.

       On September 30, 2002, the Corporation's share of the fair value of all financial instruments and purchase contracts that met the definition of a derivative under SFAS No. 133 was a fair value loss of $2.5 million recorded in liabilities (December 31, 2001 -- $7.0 million). The impact of changes in fair value of all financial instruments and purchase contracts that met the definition of a derivative under SFAS No. 133, after considering the amortization impact of the purchase price adjustment, was an increase in net earnings of $1.7 million for the nine months ended September 30, 2002 (year ended December 31, 2001 -- decrease $1.0 million; nine months ended September 30, 2001 -- decrease
       $4.1 million).

       The Corporation's electricity power and natural gas purchase strategy is based on diversification of price for its energy requirements. Its objective is to acquire a reliable supply of electrical power and natural gas in a manner that minimizes volatility without undue risk. The Corporation has entered into these energy contracts with Canadian corporations, and these contracts are intended to hedge the future cost of the committed and anticipated power requirements for certain of its Canadian operations. The Corporation enters into such fixed price contracts to reduce price risk, not for speculative purposes. The Corporation's proportionate share of fixed price contracts is as follows:

                                                                                As at                    As at
                                                                         September 30, 2002        December 31, 2001
                                                                      -------------------------   -------------------
                                                                       Purchase      Contract     Purchase   Contract
                                                                         Price        Volume       Price      Volume
                                                                      -----------   -----------   --------   --------
                                                                      (Unaudited)   (Unaudited)
        Natural gas (gigajoules)....................................    $--           --           $ 4.78       90
        Natural gas (gigajoules)....................................      4.55           17          4.55      118
        Natural gas (gigajoules)....................................      4.44           20          4.44      190

        Electricity (megawatt hours)................................     48.50           13         48.50       53
        Electricity (megawatt hours)................................     46.25           12         46.25       48
        Electricity (megawatt hours)................................     67.50           20         67.50       79

    (B) PROMISSORY NOTES

       Under U.S. GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted except when a right of setoff exists. A right of setoff requires that each of two parties owes the other determinable amounts and that the reporting party has the right to set off the amount owed with the amount owed by the other party. The sinking funds, which have been setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under U.S. GAAP. The sinking funds are therefore reflected as other assets under U.S. GAAP. As at September 30, 2002, other assets and long-term debt would have each increased by $31.8 million (December 31, 2001 -- $29.7 million; December 31,
       2000 -- nil).

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (C) INVESTMENTS

       U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income. Amounts are reclassified from other comprehensive income to earnings when an impairment is considered other than temporary and when gains or losses are realized. The Corporation's sole investment that is classified under U.S. GAAP as not held for trading is its investment in Anaconda Nickel (note 7). As at September 30, 2002, the cost base of this investment approximated its fair value (December 31, 2001 -- unrealized loss of $26.9 million; December 31, 2000 -- unrealized loss of $0.9 million).

    (D) REDUCTION IN STATED CAPITAL

       Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit and contributed surplus upon shareholder approval. This reclassification, which the Corporation made in 2000, is not permitted by U.S. GAAP and would result in an increase in capital stock of $200 million and a decrease in retained earnings and contributed surplus of $6.9 million and $193.1 million, respectively, as at each of September 30, 2002 and December 31, 2001 and 2000.

    (E) PENSION ASSET VALUATION ALLOWANCE

       Under Canadian GAAP, when a company recognizes a pension surplus as an asset, the asset must be tested for impairment based upon the expected future benefit to be derived by the company. A valuation allowance is recorded against the asset when such impairment exists. U.S. GAAP does not provide for valuation allowances against pension assets and thus the effects of recognizing a pension valuation allowance should be recorded as a difference between U.S. and Canadian GAAP.

    (F) CONVERTIBLE DEBENTURES

       The Corporation accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements as a separate component of shareholders' equity net of the associated financing costs. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, the interest payments and the amortization of deferred debenture interest are recorded as an expense, the financing costs are recorded as a deferred charge and amortized on a straight-line basis over the term of the convertible debentures, the gain on repurchase of convertible debentures is recorded in earnings and the cash flows related to the interest payments are reflected as an operating activity.

    (G) FULL COST ACCOUNTING

       There are certain differences between the full cost method of accounting for oil and gas assets as applied under Canadian GAAP and as applied under U.S. GAAP. Under Canadian GAAP, it is permissible, under certain circumstances, to allocate a portion of general and administrative costs to exploration and development activities, whereas under U.S. GAAP this allocation is not permitted. In addition, there are differences related to the method of performing ceiling test evaluations under the full cost accounting rules. Under Canadian GAAP, non-discounted future net revenues from oil and gas production, less an estimate for future general and administrative expenses, financing costs and income taxes are compared with the carrying value of the properties with proved reserves, whereas for U.S. GAAP, future net revenues are discounted to present value at 10% per annum and compared with the carrying value of the properties with proved reserves. The resulting differences in the recorded carrying values of the Corporation's oil and gas properties under Canadian and U.S. GAAP further results in differences in depletion expense in subsequent years.

    (H) INCOME TAX RATE CHANGES

       Under Canadian GAAP, the effects of changes in income tax rates are recorded when the income tax rate is substantively enacted whereas under U.S. GAAP the effect is recorded when the income tax rate is enacted. The most significant difference is the result of a reduction in income tax rates that was substantively enacted in the period January 1, 2001 to May 11, 2001 (i.e. prior to the acquisition of the 50% interest in the Fund) and was enacted in the period May 12, 2001 to September 30, 2001 (i.e. in the period following the acquisition of the 50% interest in the Fund). Under Canadian GAAP, the reduction in income tax rates has been reflected in the purchase price equation (Note 3). However, under U.S. GAAP the recorded amount of capital assets acquired increased by $12.5 million and future income tax liabilities acquired increased by $5.6 million. Net earnings under U.S. GAAP for

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) the nine months ended September 30, 2001 include $6.9 million related to the benefit of this tax rate reduction. As a result of the differences in the carrying amount of the acquired capital assets under Canadian and U.S. GAAP, there are differences in amortization expense in periods subsequent to the acquisition.

    (I) CAPITALIZED INTEREST

       The Corporation capitalizes interest that can be identified with major projects until the project achieves commercial production. Under
       U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in amortization expense in subsequent periods.

    (J) EMPLOYEE TERMINATION BENEFITS

       U.S. GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to the Corporation's proportionate share of provisions for employee terminations, which were assumed as part of the Luscar acquisition. The employee terminations are primarily a result of an anticipated mine closure.

                                                                              Coal
                                                                      ---------------------
                                                                      Employees     Amount
                                                                      ----------   --------
        Balance, May 11, 2001.......................................     371        $2,421
        Paid during 2001............................................     (11)          (47)
        Adjustment in 2001..........................................     (92)         (950)
                                                                         ---        ------
        Balance, December 31, 2001..................................     268        $1,424
        Paid during 2002............................................      (8)         (310)
                                                                         ---        ------
        Balance, September 30, 2002.................................     260        $1,114
                                                                         ===        ======

       During 2001, the Corporation adjusted the estimated provisions for employee termination benefits to reflect resignations and transfers of employees to other mining operations within the Coal business.

    (K) STOCK-BASED COMPENSATION

       Until the implementation of Section 3870 of the CICA Handbook, which established standards for the recognition, measurement and disclosure of stock-based compensation to be adopted for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption, the cost of stock-based compensation was not recognized under Canadian GAAP. Therefore, as of December 31, 2001, the Corporation did not record any compensation cost in connection with its stock option plans.

       For purposes of the pro forma disclosures required by SFAS No. 123 under U.S. GAAP, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model and the estimated fair value is amortized over the options' vesting period. Under
       U.S. GAAP, the pro forma cost of stock-based compensation for the years ended December 31, 2001, 2000 and 1999 would be $0.4 million,
       $0.6 million and $1.3 million, respectively and for the nine months ended September 30, 2002 and 2001 would be nil and $0.3 million, respectively. On a pro forma basis, basic earnings per share would have decreased by nil, $0.01 and $0.02 per share and diluted earnings per share would have decreased by nil, nil and $0.01 per share respectively for the years ended December 31, 2001, 2000 and 1999 and there would have been no change in the basic or diluted earnings per share for the nine months ended September 30, 2002 and 2001.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (L) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

       U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be disclosed separately and they are as follows:

                                                                          As at            December 31
                                                                      September 30,    -------------------
                                                                           2002          2001       2000
                                                                      --------------   --------   --------
                                                                       (Unaudited)
        Trade accounts payable......................................     $ 78,228      $ 82,282   $57,253
        Interest....................................................       10,666         1,740     1,740
        Income and other taxes......................................        9,014         7,360     6,348
        Payroll.....................................................        7,517         6,413     7,471
        Other.......................................................        4,160         5,302     4,607
                                                                         --------      --------   -------
                                                                         $109,585      $103,097   $77,419
                                                                         ========      ========   =======

    (M) ALLOWANCE FOR DOUBTFUL ACCOUNTS

       U.S. GAAP requires disclosure of the amount of the allowance for doubtful accounts that has been netted against accounts receivable on the balance sheet. As at September 30, 2002 the allowance for doubtful accounts was $5.1 million (December 31, 2001 -- $5.1 million; December 31,
       2000 -- $4.0 million).

    (N) JOINT VENTURES

       U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP, where the joint venture is an operating entity, the significant financial and operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity. Consequently, the consolidated financial statements have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Corporation's interests in joint ventures is presented in note 4. There are no material differences between the information in note 4 prepared under Canadian GAAP and U.S. GAAP.

    (O) OTHER DISCLOSURES

       U.S. GAAP does not permit the disclosure of the subtotals of operating earnings before depreciation and amortization and earnings before interest and foreign exchange loss in the consolidated statements of earnings. The determination of operating earnings, as denoted in note 21 (Segmented Information), is not intended to comply with the definition of operating earnings under U.S. GAAP, but rather to be the measure of segment profitability used by the chief decision maker of the Corporation. U.S. GAAP also requires that minority interest be presented on the balance sheet as a separate line between liabilities and before shareholders' equity. SFAS No. 142, Goodwill and Other Intangibles requires disclosure of adjusted basic and fully diluted earnings per restricted voting share for prior periods as if the new standard had been adopted at the beginning of the earliest period presented. The disclosure under U.S. GAAP would be similar to that as presented in Note 22 except that net earnings under U.S. GAAP would be substituted for net earnings, as reported.

    (P) NEW ACCOUNTING STANDARDS

       CANADIAN GAAP

       CICA ACCOUNTING GUIDELINE NO. 13 -- HEDGING RELATIONSHIPS.  In
       November 2001, the Accounting Standards Board issued a new Accounting Guideline, "Hedging Relationships" (AcG No. 13) to provide guidance for applying hedge accounting principles. AcG No. 13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. AcG No. 13 is

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) applicable for years beginning on or after July 1, 2003. The Corporation does not expect the adoption of AcG No. 13 to have a material effect on its financial statements.

       U.S. GAAP

       SFAS NO. 143 -- ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.  In
       June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 143 "Accounting for Asset Retirement Obligations". That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is applicable for years beginning after June 15, 2002. The Corporation has not yet determined the effects of the new standard, if any, on its financial statements.

       SFAS NO. 145 -- RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS In
       April 2002, the FASB approved SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, this SFAS rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 allowed gains and losses from early extinguishment of debt to be reported as an extraordinary item, net of its related tax effect. The effect of SFAS No. 145 is to apply the criteria of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction" to early extinguishments of debt to determine whether the resulting gain or loss is extraordinary.

       Based on this determination, the extinguishment could be reported as part of normal operations, as an unusual or infrequent item before income taxes or an extraordinary item. The provisions of SFAS No. 145 are required to be applied to all fiscal years beginning after May 15, 2002. The Corporation elected to early adopt SFAS No. 145, and, accordingly, reported its gain on the repurchase of convertible debentures during the year ended December 31, 2000 as part of normal operations.

       SFAS NO. 146 -- ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES In July 2002, FASB issued Statement 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue
       No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. There is no significant impact of this statement on the Corporation's consolidated financial statements.

    (Q) SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

       The following unaudited supplemental oil and gas information is provided in accordance with the SFAS No. 69, "Disclosures About Oil and Gas Producing Properties".

       STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

       The following standardized measure of discounted future net cash flows has been computed using year-end prices and cost assumptions from proved oil and natural gas reserves to determine cash inflows. Future income taxes are calculated by applying the year-end statutory tax rates to future pre-tax cash flows based upon existing laws and regulations. The discount was computed by application of a 10 per cent discount factor to the future net cash flows that may not appropriately reflect future interest rates. The calculations assume the continuation of existing economic, operating and regulatory conditions. Such arbitrary assumptions have not proven to be the case in the past and other assumptions of equal validity could give rise to substantially different results.

       Management does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the current economic value of the oil and gas producing properties

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) or the present value of estimated future cash flows. Actual net cash flows will differ from the presented estimated future net cash flows in that:

       - Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

       - Future production of oil and natural gas from proved properties will differ from reserves estimated;

       - Future production rates will vary from those estimated;

       - Future rather than year-end prices and costs will apply;

       - Economic factors such as interest rates, regulatory and fiscal environments and operating conditions will change;

       - Future estimated income taxes do not take into account the effects of future exploration expenditures; and

       - Future estimated petroleum profits tax may differ from that estimated.

       The following tables summarize the Corporation's future net cash flows relating to proved oil and natural gas reserves based on the standardized measure as prescribed in SFAS No. 69:

                                                                                              2001
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Future cash inflows.........................................  $364,726   $19,714    $    --    $13,621    $398,061
        Future production costs.....................................   (78,126)   (6,811)        --     (5,838)    (90,775)
        Future development and restoration costs....................   (13,792)   (6,965)        --     (1,258)    (22,015)
        Future taxes................................................    (6,820)   (1,963)        --         --      (8,783)
                                                                      --------   -------    -------    -------    --------
        Future net cash flows.......................................   265,988     3,975         --      6,525     276,488
        10% annual discount for timing of future cash flows.........   (62,024)      (91)        --     (3,444)    (65,559)
                                                                      --------   -------    -------    -------    --------
        Standardized measure of future net cash flows...............  $203,964   $ 3,884    $    --    $ 3,081    $210,929
                                                                      ========   =======    =======    =======    ========

                                                                                              2000
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Future cash inflows.........................................  $372,774   $34,793    $    --    $13,581    $421,148
        Future production costs.....................................   (85,697)   (7,443)        --     (4,522)    (97,662)
        Future development and restoration costs....................   (11,252)   (1,751)        --         --     (13,003)
        Future taxes................................................    (6,896)   (4,898)        --         --     (11,794)
                                                                      --------   -------    -------    -------    --------
        Future net cash flows.......................................   268,929    20,701         --      9,059     298,689
        10% annual discount for timing of future cash flows.........   (70,354)   (3,274)        --     (4,254)    (77,882)
                                                                      --------   -------    -------    -------    --------
        Standardized measure of future net cash flows...............  $198,575   $17,427    $    --    $ 4,805    $220,807
                                                                      ========   =======    =======    =======    ========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                               1999
                                                                      ------------------------------------------------------
                                                                        Cuba       Spain      Italy     Pakistan     Total
                                                                      ---------   --------   --------   --------   ---------
        Future cash inflows.........................................  $ 500,071   $ 91,747   $ 5,341    $13,065    $ 610,224
        Future production costs.....................................    (86,426)   (21,088)   (2,610)    (4,296)    (114,420)
        Future development and restoration costs....................     (8,133)    (9,761)   (2,125)        --      (20,019)
        Future taxes................................................    (10,138)    (9,296)     (295)        --      (19,729)
                                                                      ---------   --------   -------    -------    ---------
        Future net cash flows.......................................    395,374     51,602       311      8,769      456,056
        10% annual discount for timing of future cash flows.........   (108,336)   (10,363)     (343)    (4,131)    (123,173)
                                                                      ---------   --------   -------    -------    ---------
        Standardized measure of future net cash flows...............  $ 287,038   $ 41,239   $   (32)   $ 4,638    $ 332,883
                                                                      =========   ========   =======    =======    =========

       The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

                                                                        2001        2000        1999
                                                                      ---------   ---------   ---------
        Sales of oil and natural gas produced (net of production
          costs)....................................................  $(124,045)  $(112,801)  $ (65,084)
        Changes in estimated future development costs...............    (34,336)    (24,878)      9,911
        Net changes in prices and production costs..................        780     (89,194)    410,218
        Extensions, discoveries and improved recovery, less related
          costs.....................................................     25,074      43,449      66,187
        Development costs incurred during the period................     41,130      44,834      30,875
        Revisions of previous quantity estimates....................     43,280        (381)   (240,917)
        Accretion of discount.......................................     22,942      34,684       9,880
        Purchases of proved reserves in place.......................         --          --          --
        Sales of proved reserves in place...........................         --          --          --
        Timing and other............................................     13,715     (13,138)     28,855
        Net change in income taxes..................................      1,582       5,349     (12,271)
                                                                      ---------   ---------   ---------
        Net change..................................................     (9,878)   (112,076)    237,654
        Balance -- beginning of year................................    220,807     332,883      95,229
                                                                      ---------   ---------   ---------
        Balance -- end of year......................................  $ 210,929   $ 220,807   $ 332,883
                                                                      =========   =========   =========

       CAPITALIZED COSTS RELATED TO OIL AND NATURAL GAS ACTIVITIES

                                                                                             2001
                                                                    -------------------------------------------------------
                                                                      Cuba        Spain      Italy     Pakistan     Total
                                                                    ---------   ---------   --------   --------   ---------
        Proved Properties.........................................  $ 423,621   $ 171,159   $     --   $     --   $ 594,780
        Unproved Properties.......................................        385          --         --     12,561      12,946
                                                                    ---------   ---------   --------   --------   ---------
                                                                      424,006     171,159         --     12,561     607,726
        Less: accumulated depletion and depreciation..............   (233,706)   (165,732)        --     (9,480)   (408,918)
                                                                    ---------   ---------   --------   --------   ---------
        Net Capitalized Costs.....................................  $ 190,300   $   5,427   $     --   $  3,081   $ 198,808
                                                                    =========   =========   ========   ========   =========

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                              2000
                                                                     ------------------------------------------------------
                                                                       Cuba        Spain      Italy     Pakistan    Total
                                                                     ---------   ---------   --------   --------   --------
        Proved Properties..........................................  $ 360,122   $ 170,452   $     --   $    --    $530,574
        Unproved Properties........................................         78          --         --    12,520      12,598
                                                                     ---------   ---------   --------   -------    --------
                                                                       360,200     170,452         --    12,520     543,172
        Less: accumulated depletion and depreciation...............   (193,737)   (152,203)        --    (7,983)   (353,923)
                                                                     ---------   ---------   --------   -------    --------
        Net Capitalized Costs......................................  $ 166,463   $  18,249   $     --   $ 4,537    $189,249
                                                                     =========   =========   ========   =======    ========

                                                                                             1999
                                                                   --------------------------------------------------------
                                                                     Cuba        Spain       Italy     Pakistan     Total
                                                                   ---------   ---------   ---------   --------   ---------
        Proved Properties........................................  $ 310,647   $ 164,466   $ 149,599   $    --    $ 624,712
        Unproved Properties......................................        359          --          --    12,452       12,811
                                                                   ---------   ---------   ---------   -------    ---------
                                                                     311,006     164,466     149,599    12,452      637,523
        Less: accumulated depletion and depreciation.............   (163,417)   (148,097)   (149,066)   (7,983)    (468,563)
                                                                   ---------   ---------   ---------   -------    ---------
        Net Capitalized Costs....................................  $ 147,589   $  16,369   $     533   $ 4,469    $ 168,960
                                                                   =========   =========   =========   =======    =========

       COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES

                                                                                              2001
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Property Acquisitions
          Proved....................................................  $    --      $ --      $   --      $--      $    --
          Unproved..................................................       --        --          --       --           --
        Exploration.................................................   13,663       114          --       41       13,818
        Development.................................................   50,143       593          --       --       50,736
                                                                      -------      ----      ------      ---      -------
                                                                      $63,806      $707      $   --      $41      $64,554
                                                                      =======      ====      ======      ===      =======

                                                                                              2000
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Property Acquisitions
          Proved....................................................  $    --     $   --     $   --      $--      $    --
          Unproved..................................................       --         --         --       --           --
        Exploration.................................................   16,713      3,850         --       68       20,631
        Development.................................................   32,481      2,136         --       --       34,617
                                                                      -------     ------     ------      ---      -------
                                                                      $49,194     $5,986     $   --      $68      $55,248
                                                                      =======     ======     ======      ===      =======

                                                                                              1999
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Property Acquisitions
          Proved....................................................  $    --     $   --      $ --       $ --     $    --
          Unproved..................................................       --         --        --         --          --
        Exploration.................................................   12,552      8,818        --        298      21,668
        Development.................................................   20,489        903       942         --      22,334
                                                                      -------     ------      ----       ----     -------
                                                                      $33,041     $9,721      $942       $298     $44,002
                                                                      =======     ======      ====       ====     =======

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) RESULTS OF OPERATIONS FROM OIL AND NATURAL GAS PRODUCING PROPERTIES

                                                                                              2001
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Oil and natural gas revenue.................................  $162,668   $ 9,982     $   --    $    --    $172,650
        Operating expenses..........................................    45,556     2,796         --         --      48,352
        Exploration expenses........................................        --        --         --         --          --
        Depletion, depreciation and amortization....................    39,969    13,898         --      1,497      55,364
        Tax expense (recovery)......................................     2,737    (2,156)        --         --         581
                                                                      --------   -------     ------    -------    --------
        Results of Operations.......................................  $ 74,406   $(4,556)    $   --    $(1,497)   $ 68,353
                                                                      ========   =======     ======    =======    ========

                                                                                              2000
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Oil and natural gas revenue.................................  $148,888   $12,408     $1,572     $   --    $162,868
        Operating expenses..........................................    45,463     3,600        914         --      49,977
        Exploration expenses........................................        --        --         --         --          --
        Depletion, depreciation and amortization....................    28,730     4,510         25         --      33,265
        Tax expense (recovery)......................................     4,932      (303)        --         --       4,629
                                                                      --------   -------     ------     ------    --------
        Results of Operations.......................................  $ 69,763   $ 4,601     $  633     $   --    $ 74,997
                                                                      ========   =======     ======     ======    ========

                                                                                              1999
                                                                      ----------------------------------------------------
                                                                        Cuba      Spain      Italy     Pakistan    Total
                                                                      --------   --------   --------   --------   --------
        Oil and natural gas revenue.................................  $86,254    $10,974     $8,533     $   --    $105,761
        Operating expenses..........................................   32,166      3,848      4,845         --      40,859
        Exploration expenses........................................       --         --         --         --          --
        Depletion, depreciation and amortization....................   23,832      3,504      3,107         --      30,443
        Tax expense.................................................      933      2,812         --         --       3,745
                                                                      -------    -------     ------     ------    --------
        Results of Operations.......................................  $29,323    $   810     $  581     $   --    $ 30,714
                                                                      =======    =======     ======     ======    ========

       NET PROVED OIL AND NATURAL GAS RESERVES

       The Corporation retains independent petroleum engineering consultants to evaluate the Corporation's proved oil and natural gas reserves.

       Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic conditions, operating methods, and government regulations. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

       Estimates of oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology become available and as future economic and operating conditions change.

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
       The following table summarizes the Corporation's proved developed and undeveloped oil and natural gas reserves. Oil reserves are in thousands of barrels ("MBBLS") and natural gas reserves in millions of cubic feet ("MMCF").

                                   TOTAL               CUBA              SPAIN              ITALY             PAKISTAN
                              ----------------   ----------------   ----------------   ----------------   ----------------
                                Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas
              2001            -------   ------   -------   ------   -------   ------   -------   ------   -------   ------
                              (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)
    PROVED DEVELOPED AND
      UNDEVELOPED RESERVES
      Beginning of Year.....  21,557    7,707    20,505       --     1,052       --        --       --        --    7,707
        Revisions...........   4,301       --     4,430       --      (129)      --        --       --        --       --
        Improved Recovery...      --       --        --       --        --       --        --       --        --       --
        Purchases...........      --       --        --       --        --       --        --       --        --       --
        Extensions &
          Discoveries.......   2,183       --     2,183       --        --       --        --       --        --       --
        Production..........  (7,834)      --    (7,568)      --      (266)      --        --       --        --       --
        Sales...............      --       --        --       --        --       --        --       --        --       --
      End of Year...........  20,207    7,707    19,550       --       657       --        --       --        --    7,707

    PROVED DEVELOPED
      RESERVES
      Beginning of Year.....  19,181       --    18,129       --     1,052       --        --       --        --       --
      End of Year...........  20,207       --    19,550       --       657       --        --       --        --       --

                                   TOTAL               CUBA              SPAIN              ITALY             PAKISTAN
                              ----------------   ----------------   ----------------   ----------------   ----------------
                                Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas
              2000            -------   ------   -------   ------   -------   ------   -------   ------   -------   ------
                              (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)
    PROVED DEVELOPED AND
      UNDEVELOPED RESERVES
      Beginning of Year.....  24,182    9,068    23,082       --     1,100       --        --    1,361        --    7,707
        Revisions...........    (193)      --      (342)      --       149       --        --       --        --       --
        Improved Recovery...      --       --        --       --        --       --        --       --        --       --
        Purchases...........      --       --        --       --        --       --        --       --        --       --
        Extensions &
          Discoveries.......   4,221       --     4,125       --        96       --        --       --        --       --
        Production..........  (6,653)    (264)   (6,360)      --      (293)      --        --     (264)       --       --
        Sales...............      --    (1,097)      --       --        --       --        --    (1,097)      --       --
      End of Year...........  21,557    7,707    20,505       --     1,052       --        --       --        --    7,707
    PROVED DEVELOPED
      RESERVES
      Beginning of Year.....  21,032    1,361    19,932       --     1,100       --        --    1,361        --       --
      End of Year...........  19,181       --    18,129       --     1,052       --        --       --        --       --

                       SHERRITT INTERNATIONAL CORPORATION

      (INFORMATION AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2002 AND 2001 IS UNAUDITED)

 (ALL DOLLAR TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT
                               PER SHARE AMOUNTS)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                   TOTAL               CUBA              SPAIN              ITALY             PAKISTAN
                              ----------------   ----------------   ----------------   ----------------   ----------------
                                Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas       Oil      Gas
              1999            -------   ------   -------   ------   -------   ------   -------   ------   -------   ------
                              (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)
    PROVED DEVELOPED AND
      UNDEVELOPED RESERVES
      Beginning of Year.....  43,306    10,702   41,403       --     1,875       --       28     2,995        --    7,707
        Revisions...........  (18,864)  (1,251)  (18,695)     --      (346)      --      177     (1,251)      --       --
        Improved Recovery...      --       --        --       --        --       --       --        --        --       --
        Purchases...........      --       --        --       --        --       --       --        --        --       --
        Extensions &
          Discoveries.......   5,171       --     5,171       --        --       --       --        --        --       --
        Production..........  (5,431)    (383)   (4,797)      --      (429)      --     (205)     (383)       --       --
        Sales...............      --       --        --       --        --       --       --        --        --       --
      End of Year...........  24,182    9,068    23,082       --     1,100       --       --     1,361        --    7,707
    PROVED DEVELOPED
      RESERVES
      Beginning of Year.....  25,122    1,935    23,247       --     1,875       --       --     1,935        --       --
      End of Year...........  21,032    1,361    19,932       --     1,100       --       --     1,361        --       --

24. SUBSEQUENT EVENTS

    (a) On October 25, 2002 Sherritt Coal Acquisition Inc. ("SCAI"), a corporation wholly-owned by Sherritt Coal Partnership II, the partners of which are two wholly-owned subsidiaries of Sherritt and Ontario Teachers' Pension Plan Board, respectively, made an offer to purchase all of the outstanding common shares of Fording at a price of $29 per share. The offer was subject to a number of conditions including there being validly deposited and not withdrawn at the Expiry Time at least 66 2/3% of the outstanding common shares of Fording (calculated on a diluted basis) and the receipt of customary regulatory approvals, including under the COMPETITION ACT (Canada). SCAI and SCP II have agreed to pay certain advisory and other fees in connection with this transaction. A revised offer was subsequently made, which increased the offer to $35 cash per share and added an alternative of receiving exchange rights in an income trust to be established.

    (b) In June, 2002, the Corporation entered into an agreement with a third party, which provides the Corporation with the right, at any time prior to April 30, 2003, to sell special warrants to the third party for cash by way of private placement, subject to regulatory approval. Each special warrant would be exercisable by the holder to acquire one restricted voting share of the Corporation for no additional consideration. The maximum number of special warrants issuable under the option agreement is the lesser of $30 million divided by the purchase price and 5% of the aggregate number of restricted voting shares that would be outstanding after giving effect to the exercise of the special warrants. Upon exercise of the option, the Corporation is obliged to, among other things, file a prospectus qualifying the issuance of restricted voting shares upon exercise of the special warrants. The special warrants would be automatically exercised upon receipt of regulatory approval of this prospectus.

                 (This page has been left blank intentionally.)

                         SHERRITT COAL ACQUISITION INC.
                                 BALANCE SHEET
                                OCTOBER 24, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Directors of Sherritt Coal Acquisition Inc.:

    We have audited the balance sheet of Sherritt Coal Acquisition Inc. as at October 24, 2002. This balance sheet is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Corporation as at October 24, 2002 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

                         SHERRITT COAL ACQUISITION INC.

                                 BALANCE SHEET

                             (IN CANADIAN DOLLARS)

                                                                    As at
                                                              October 24, 2002
                                                              -----------------
ASSETS
Cash........................................................         $ 1
                                                                     ---
                                                                     $ 1
                                                                     ===

SHAREHOLDER'S EQUITY
Capital stock (note 3)......................................         $ 1
                                                                     ---
                                                                     $ 1
                                                                     ===

                             SEE ACCOMPANYING NOTES

                         SHERRITT COAL ACQUISITION INC.

                           NOTES TO THE BALANCE SHEET

                             (IN CANADIAN DOLLARS)

1.  NATURE OF OPERATIONS

    Sherritt Coal Acquisition Inc. (the "Corporation") is a Canadian corporation formed on October 24, 2002 under the Canada Business Corporations Act and is wholly-owned by Sherritt Coal Partnership II (the "Partnership"). The Partnership is an Ontario partnership, the two partners of which are wholly-owned subsidiaries of Sherritt International Corporation and Ontario Teachers' Pension Plan Board respectively (collectively the "Partners").

    As at October 24, 2002, operations had not commenced.

2.  ACCOUNTING POLICIES

    This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles, which are the same in all applicable material respects as United States generally accepted accounting principles.

    The Corporation had no revenues, expenses or cash flows, and consequently, statements of earnings and cash flows have not been presented.

3.  CAPITAL STOCK

    Authorized:   an unlimited number of common shares
    Outstanding:  1 common share has been issued for cash of $1

4.  SUBSEQUENT EVENTS

    On October 25, 2002, the Corporation made an offer to purchase all of the outstanding common shares of Fording at a price of $29 per share. The offer was subject to a number of conditions including there being validly deposited and not withdrawn at the Expiry Time at least 66 2/3% of the outstanding common shares of Fording (calculated on a diluted basis) and the receipt of customary regulatory approvals, including under the COMPETITION ACT (Canada). A revised offer was subsequently made, which increased the offer to $35 cash per share and added an alternative of receiving exchange rights in an income trust to be established.

                              CANADIAN COAL TRUST
                                 BALANCE SHEET
                               DECEMBER 16, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Trustees of Canadian Coal Trust:

    We have audited the balance sheet of Canadian Coal Trust as at December 16, 2002. This balance sheet is the responsibility of the Trust's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Trust as at December 16, 2002 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
December 16, 2002

                              CANADIAN COAL TRUST

                                 BALANCE SHEET

                             (IN CANADIAN DOLLARS)

                                                                    As at
                                                              December 16, 2002
                                                              ------------------
ASSETS
Cash........................................................          $10
                                                                      ---
                                                                      $10
                                                                      ===

TRUST UNITHOLDER'S EQUITY
Trust Units (note 3)........................................          $10
                                                                      ---
                                                                      $10
                                                                      ===

                             SEE ACCOMPANYING NOTES

                              CANADIAN COAL TRUST

                           NOTES TO THE BALANCE SHEET

                             (IN CANADIAN DOLLARS)

1.  NATURE OF OPERATIONS

    Canadian Coal Trust is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated December 16, 2002. Canadian Coal Trust is administered by the Trustees.

    The purpose of the Trust is to invest in the securities of Sherritt Coal Acquisition Inc. ("SCAI").

2.  ACCOUNTING POLICIES

    This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles, which are the same in all applicable material respects as United States generally accepted accounting principles.

    The Trust had no revenues, expenses or cash flows, and consequently, statements of earnings and cash flows have not been presented.

3.  TRUST UNITS

    Authorized:   an unlimited number of trust units
    Outstanding:  1 trust unit has been issued for cash of $10

                            LUSCAR COAL INCOME FUND
                              FINANCIAL STATEMENTS

                                AUDITORS' REPORT

To the Trustees of Luscar Coal Income Fund

    We have audited the balance sheets of Luscar Coal Income Fund as at December 31, 2000 and 1999 and the statements of earnings, unitholders' equity and cash flows for each of the years in the three year period ended
December 31, 2000. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian and United States generally accepted accounting principles.

Edmonton, Canada                                      (Signed) Ernst & Young LLP
February 16, 2001                                          Chartered Accountants

          COMMENT FOR US READERS ON CANADA -- US REPORTING DIFFERENCES

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 1 to the financial statements, in 2000 the Fund implemented a change in the method of accounting for income taxes to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3465, and in 2001 implemented a change in revenue recognition and coal inventory and exploration and development cost accounting policies.

Edmonton, Canada                                      (Signed) Ernst & Young LLP
February 16, 2001                                          Chartered Accountants

                            LUSCAR COAL INCOME FUND

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                      March 31, 2001    December 31, 2000    December 31, 1999
                                                      ---------------   ------------------   ------------------
                                                        (restated)          (restated)           (restated)
                                                         (note 1)            (note 1)             (note 1)
                                                        (Unaudited)
ASSETS
  Cash..............................................      $  3,288           $    809             $    313
  Due from Luscar (note 7)..........................           246                246                  645
  Investment in Luscar (note 3).....................       570,334            565,607              625,540
  Deferred financing costs..........................         2,640              2,795                3,417
                                                          --------           --------             --------
                                                          $576,508           $569,457             $629,915
                                                          ========           ========             ========
LIABILITIES AND EQUITY
LIABILITIES
  Accounts payable and accrued charges..............      $  8,874           $    350             $    527
  Accrued interest on convertible debentures........         2,495                 --                   --
  Convertible debentures, net of equity portion
    (note 4)........................................        33,928             35,539               41,532
                                                          --------           --------             --------
                                                            45,297             35,889               42,059
                                                          --------           --------             --------
EQUITY
  Convertible debentures (note 4)...................        66,072             64,461               58,468
  Unitholders' equity (note 5)......................       465,139            469,107              529,388
                                                          --------           --------             --------
                                                           531,211            533,568              587,856
                                                          --------           --------             --------
                                                          $576,508           $569,457             $629,915
                                                          ========           ========             ========

                             SEE ACCOMPANYING NOTES

                            LUSCAR COAL INCOME FUND

                             STATEMENTS OF EARNINGS

                                 (IN THOUSANDS)

                                                 Three Months Ended                    Year Ended
                                                       Mar. 31                          Dec. 31
                                              -------------------------   ------------------------------------
                                                 2001          2000          2000         1999         1998
                                              -----------   -----------   ----------   ----------   ----------
                                              (restated)    (restated)    (restated)   (restated)   (restated)
                                               (note 1)      (note 1)      (note 1)     (note 1)     (note 1)
                                              (Unaudited)   (Unaudited)
INCOME
Interest on Luscar subordinated notes
  (note 3)..................................    $ 2,762       $ 2,785      $ 11,200    $  59,593      $54,336
Other.......................................          8             1            84           67           11
Interest on instalments receivable..........         --            --            --           --        1,454
                                                -------       -------      --------    ---------      -------
                                                  2,770         2,786        11,284       59,660       55,801
                                                -------       -------      --------    ---------      -------
EXPENSES
Administration costs (note 7)...............        285           237         1,010        1,234          886
Take over response costs (note 8)...........      8,526            --            --           --           --
Interest
  Convertible debentures (note 4)...........        888         1,174         4,007        4,564        1,260
  Luscar loans to finance acquisition
    (note 7)................................         --            --            --           --        5,844
  Amortization of deferred financing
    costs...................................         50            60           240          276           76
                                                -------       -------      --------    ---------      -------
                                                  9,749         1,471         5,257        6,074        8,066
                                                -------       -------      --------    ---------      -------
EARNINGS (LOSS) BEFORE THE UNDERNOTED.......     (6,979)        1,315         6,027       53,586       47,735
Equity in net earnings (loss) of Luscar.....      4,727        (4,047)      (59,933)    (143,608)      (7,040)
                                                -------       -------      --------    ---------      -------
NET EARNINGS (LOSS) FOR THE PERIOD..........    $(2,252)      $(2,732)     $(53,906)   $ (90,022)     $40,695
                                                =======       =======      ========    =========      =======

                             SEE ACCOMPANYING NOTES

                            LUSCAR COAL INCOME FUND

                       STATEMENTS OF UNITHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                 Three Months Ended                    Year Ended
                                                       Mar. 31                          Dec. 31
                                              -------------------------   ------------------------------------
                                                 2001          2000          2000         1999         1998
                                              -----------   -----------   ----------   ----------   ----------
                                              (restated)    (restated)    (restated)   (restated)   (restated)
                                               (note 1)      (note 1)      (note 1)     (note 1)     (note 1)
                                              (Unaudited)   (Unaudited)
BALANCE, BEGINNING OF PERIOD, AS ORIGINALLY
  STATED....................................   $475,056      $536,425      $536,425     $688,573     $506,945
Adjustment to reflect adoption of liability
  method of accounting for income taxes by
  Luscar (note 1)...........................         --        (1,176)       (1,176)         148           --
Adjustment to reflect change of accounting
  policies for revenue recognition and coal
  inventory by Luscar (note 1)..............      3,155         2,917         2,917          971          669
Adjustment to reflect change of accounting
  policy for exploration and development
  expenditures by Luscar (note 1)...........     (9,104)       (8,778)       (8,778)     (15,748)     (15,510)
                                               --------      --------      --------     --------     --------
BALANCE, BEGINNING OF PERIOD, AS RESTATED...    469,107       529,388       529,388      673,944      492,104
Trust units issued on acquisition of Manalta
  (note 2)..................................         --            --            --           --      207,060
Net earnings (loss) for the period..........     (2,252)       (2,732)      (53,906)     (90,022)      40,695
Amortization of deferred financing costs....       (105)          (96)         (382)        (347)         (78)
Accretion charge to increase carrying amount
  of convertible debentures in equity
  (note 4)..................................     (1,611)       (1,326)       (5,993)      (5,436)      (1,288)
Distributions paid..........................         --            --            --      (48,751)     (64,549)
                                               --------      --------      --------     --------     --------
BALANCE, END OF PERIOD......................   $465,139      $525,234      $469,107     $529,388     $673,944
                                               ========      ========      ========     ========     ========

                             SEE ACCOMPANYING NOTES

                            LUSCAR COAL INCOME FUND

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                  Three Months Ended                    Year Ended
                                                        Mar. 31                          Dec. 31
                                               -------------------------   ------------------------------------
                                                  2001          2000          2000         1999         1998
                                               -----------   -----------   ----------   ----------   ----------
                                               (restated)    (restated)    (restated)   (restated)   (restated)
                                                (note 1)      (note 1)      (note 1)     (note 1)     (note 1)
                                               (Unaudited)   (Unaudited)
OPERATING ACTIVITIES
Net earnings (loss) for the period...........    $(2,252)      $(2,732)     $(53,906)    $(90,022)    $ 40,695
Non-cash items:
  Dividends from Luscar......................         --            --            --           --       25,066
  Equity in net (earnings) loss of Luscar....     (4,727)        4,047        59,933      143,608        7,040
  Interest on convertible debentures not
    included in interest expense.............     (1,611)       (1,326)       (5,993)      (5,436)      (1,902)
Repayment of advances from Luscar for
  acquisition costs..........................         --            --            --           --       (4,533)
Interest on instalments receivable...........         --            --            --           --       (1,454)
                                                 -------       -------      --------     --------     --------
DISTRIBUTABLE CASH...........................     (8,590)          (11)           34       48,150       64,912
Accrued interest on convertible debentures...      2,495         2,500            --           --           --
Accrued take-over response costs (note 8)....      8,526            --            --           --           --
Other items not affecting cash...............         48           (77)           63          515          219
                                                 -------       -------      --------     --------     --------
                                                   2,479         2,412            97       48,665       65,131
                                                 -------       -------      --------     --------     --------
INVESTING ACTIVITIES
Acquisition of Manalta (note 2)..............         --            --            --         (659)    (348,000)
Investment in Luscar (note 3)................         --            --            --           --      (37,598)
                                                 -------       -------      --------     --------     --------
                                                      --            --            --         (659)    (385,598)
                                                 -------       -------      --------     --------     --------
FINANCING ACTIVITIES
Repayment of amount due from Luscar..........         --           200           399          639           --
Distributions to unitholders.................         --            --            --      (48,751)     (64,549)
Issue of convertible debentures..............         --            --            --           --      100,000
Issue costs on convertible debentures........         --            --            --           --       (3,000)
Loan from Luscar.............................         --            --            --           --      250,445
Instalments receivable collected.............         --            --            --           --       37,525
                                                 -------       -------      --------     --------     --------
                                                      --           200           399      (48,112)     320,421
                                                 -------       -------      --------     --------     --------
CHANGE IN CASH POSITION......................      2,479         2,612           496         (106)         (46)
Cash position, beginning of period...........        809           313           313          419          465
                                                 -------       -------      --------     --------     --------
CASH POSITION, END OF PERIOD.................    $ 3,288       $ 2,925      $    809     $    313     $    419
                                                 -------       -------      --------     --------     --------
Cash distributions per unit..................    $    --       $    --      $     --     $  0.537     $ 1.0215
Interest paid................................    $    --       $    --      $ 10,000     $ 10,000     $  8,392
                                                 =======       =======      ========     ========     ========

                             SEE ACCOMPANYING NOTES

                            LUSCAR COAL INCOME FUND

                         NOTES TO FINANCIAL STATEMENTS

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Luscar Coal Income Fund ("LCIF") prepares its financial statements following Canadian generally accepted accounting principles. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

    ORGANIZATION

    LCIF is an open ended trust, created by a Declaration of Trust under the laws of the Province of Alberta, which holds securities in Luscar Coal Ltd. ("Luscar") and its subsidiary Luscar Ltd. Income derived by LCIF from these investments, net of expenses, is distributed to unitholders of LCIF on a quarterly basis. The beneficiaries of LCIF are the holders of the trust units.

    BASIS OF PRESENTATION

    Effective October 1, 1998, LCIF acquired all the outstanding instalment receipts and trust units of Manalta Coal Income Trust ("MCIT"), the owner of all of the common shares and certain notes payable of Manalta Coal Ltd. ("Manalta"), a major western Canadian coal producer.

    As contemplated in the acquisition, the following transactions took place to effect the integration of the acquisition:

    - on October 1, 1998, MCIT distributed all the common shares and substantially all of the subordinated notes of Manalta to LCIF;

    - the sole common shareholder of Luscar Ltd., Luscar Management Corporation, incorporated a new holding company, Luscar Coal Ltd., on December 11, 1998 and on December 31, 1998 transferred the common shares of Luscar Ltd. to Luscar Coal Ltd. in exchange for common shares of Luscar Coal Ltd.;

    - on January 1, 1999, LCIF transferred the common shares of Manalta to Luscar Coal Ltd. in exchange for special shares of Luscar Coal Ltd; and

    - on January 1, 1999, Luscar Ltd. and Manalta were amalgamated to form a new company named Luscar Ltd. in which LCIF holds subordinated notes and special shares.

    As a result of these transactions, LCIF acquired ownership of Manalta on October 1, 1998 and transferred this ownership to Luscar Coal Ltd on January 1, 1999. Therefore, the accounts of Manalta have not been consolidated because ownership was temporary as the terms of the financing required that Manalta be transferred to Luscar Coal Ltd. The consolidated financial statements of Luscar Coal Ltd., including the accounts of Manalta with effect from October 1, 1998, are presented as a supplement to these financial statements. Therefore, these financial statements have been prepared on the basis that LCIF invested in additional special shares and subordinated notes in Luscar Coal Ltd. and Luscar Ltd. to facilitate the acquisition of Manalta by Luscar Coal Ltd effective October 1, 1998 at a purchase price equivalent to LCIF's cost of acquiring Manalta.

    USE OF ESTIMATES

    The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. In particular, future cash flows from Luscar and other information used to assess the carrying value of LCIF's investment in Luscar are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

    These financial statements include financial statements for interim periods, which have been prepared without audit. Such interim financial statements and the accompanying notes include estimates necessary to fairly present the financial position and results of operations, which may not be indicative of results of operations for other periods.

    SPECIAL SHARES OF LUSCAR AND SUBORDINATED NOTES

    LCIF accounts for its investment in special shares of Luscar using the equity method of accounting. Under this method, the cost of the investment is increased (decreased) by the portion of Luscar's earnings (loss) attributable to the special shares, and reduced by the dividends paid by Luscar on the shares. Should LCIF's cumulative share of Luscar losses and dividends received exceed its investment in special shares of Luscar, such excess is applied to reduce the carrying value of LCIF's investment in subordinated notes of Luscar.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Interest income on the notes is recorded on an accrual basis as earned. Interest is receivable quarterly on March 31, June 30, September 30 and December 31.

    DEFERRED FINANCING COSTS

    Deferred financing costs are being amortized on a straight-line basis over the term of the convertible debentures. The amortization of these costs is included in interest expense and as a charge to unitholders' equity in proportion to the amounts of the convertible debentures classified as debt and equity respectively.

    INCOME TAXES

    LCIF is a unit trust for income tax purposes and as such is only taxable on any taxable income not allocated to the unitholders. As any taxable income is allocated to the unitholders, no provision for income taxes on the earnings of LCIF is required. Income tax obligations relating to distributions from LCIF are the obligations of the unitholders.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of LCIF's financial assets and liabilities are considered to approximate fair values except as otherwise disclosed in these financial statements. Cash is comprised of bank balances held with a major Canadian financial institution and earns interest at rates relative to bank prime rates.

    CHANGES IN ACCOUNTING POLICIES

    (A) INCOME TAXES

       Effective January 1, 2000, Luscar changed its method of accounting for income taxes from the deferral method to the liability method as required by The Canadian Institute of Chartered Accountants' Handbook
       Section 3465, Accounting for Income Taxes. As permitted under these rules, the change has been adopted retroactively and Luscar has restated its consolidated balance sheets at December 31, 1999 and 1998 and its consolidated statements of loss, deficit and cash flows for the year ended December 31, 1999 and 1998 accordingly.

       The effect of Luscar's adoption of the liability method on LCIF's financial statements was to increase LCIF's investment in Luscar and unitholders' equity at December 31, 1998 by $148, increase LCIF's equity in the loss of Luscar for the year ended December 31, 1999 by $1,324 and decrease the investment in Luscar and unitholders' equity at December 31, 1999 by $1,176.

    (B) REVENUE RECOGNITION AND COAL INVENTORY VALUATION

       During 2001, Luscar reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with the guidance of SAB 101 and the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, Luscar changed its revenue recognition and coal inventory valuation accounting policies. Previously, Luscar recognized revenue when coal was shipped from the minesite, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

       Luscar now recognizes revenue when title passes to the customer. Furthermore, Luscar previously recorded coal inventory at production cost including direct variable overhead, and in the case of coal inventory held at port terminal facilities, at its net realizable value. Luscar now records coal inventory at production cost which includes direct and allocable indirect overhead and in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

       These changes in policy have been adopted retroactively and Luscar has restated its consolidated balance sheets at March 31, 2001, December 31, 2000 and December 31, 1999 and its consolidated statements of earnings, deficit and cash flows for the periods ended March 31, 2001, December 31, 2000, March 31, 2000, December 31, 1999 and December 31, 1998 accordingly.

       The effect of these changes in accounting policy on LCIF's financial statements was to decrease LCIF's equity in the loss of Luscar by $302, $1,946 and $238 for the years ended December 31, 1998, 1999 and 2000 respectively and to increase LCIF's equity in the loss of Luscar by $398 and $2,033 for the three months ended March 31, 2000 and March 31, 2001 respectively. This change

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) increased the investment in Luscar and unitholders' equity at March 31, 2001 and December 31, 2000 by $1,122 and $3,155 respectively.

    (C) EXPLORATION AND DEVELOPMENT COSTS

       During 2001, Luscar changed its accounting policies for exploration and development costs related to exploration properties. Previously, Luscar capitalized all costs related to exploration properties including property acquisition costs, lease payments, drilling and other exploration related costs. Such costs were reclassified as mining properties when mine development commenced. Costs related to uneconomic exploration properties were charged to earnings in the year of determination.

       Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

       This change in accounting policy has been adopted retroactively and Luscar has restated its consolidated balance sheets at March 31, 2001, December 31, 2000 and December 31, 1999 and its consolidated statements of earnings, deficit and cash flows for the periods ended March 31, 2001, December 31, 2000, March 31, 2000, December 31, 1999 and December 31, 1998 accordingly.

       The effect of the change in accounting policy on LCIF's financial statements was to increase LCIF's equity in the loss of Luscar by $238 for the year ended December 31, 1998, decrease its equity in the loss of Luscar by $6,970 for the year ended December 31, 1999, increase its equity in the loss of Luscar by $326 for the year ended December 31, 2000 and decrease the investment in Luscar and unitholders' equity at December 31, 2000 by $9,104. This change increased LCIF's equity in the loss of Luscar by $51 and $213 for the three months ended March 31, 2001 and March 31, 2000 respectively and decreased the investment in Luscar and unitholders' equity at March 31, 2001 by $9,154.

2.  ACQUISITION OF MANALTA COAL INCOME TRUST

    Effective October 1, 1998, LCIF acquired all of the outstanding instalment receipts and trust units of MCIT for $562,647, including acquisition costs of $7,587. The purchase price was comprised of cash of $348,000, costs of $7,587 which were paid directly by Luscar and 34,800 trust units of LCIF valued at $207,060 based on the closing trading value of the trust units on the Toronto Stock Exchange for the day preceding the acquisition date.

    As indicated in Note 1, LCIF acquired MCIT and subsequently transferred MCIT's ownership of Manalta to Luscar on January 1, 1999 in exchange for special shares of Luscar. LCIF did not consolidate the accounts of Manalta for the period from October 1, 1998 to December 31, 1998 because LCIF's ownership of Manalta was temporary as the terms of the financing required that Manalta be transferred to Luscar Coal Ltd.. Since LCIF can significantly influence Luscar, LCIF accounts for its investment in Luscar, including the special shares received in exchange for the common shares of Manalta, using the equity method.

    Because LCIF acquired and retained ownership of the outstanding trust units of MCIT, MCIT's accounts (excluding those of Manalta as described above) are consolidated effective October 1, 1998. The identifiable net assets of MCIT included subordinated notes due from Manalta to MCIT and other amounts payable to Manalta by MCIT that were eliminated upon consolidation in MCIT's consolidated financial statements as at September 30, 1998. The following table presents the adjustments made upon the acquisition of MCIT, the

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2. ACQUISITION OF MANALTA COAL INCOME TRUST (CONTINUED) transfer of ownership of Manalta to Luscar Coal Ltd. effective October 1, 1998 and the residual net assets of MCIT retained by LCIF on October 1, 1998.

                                                                                                  Manalta
                                                     MCIT                                      Transferred to   Net Assets
                                                September 30,     Acquisition      MCIT as         Luscar       Retained by
                                                     1998        Adjustments(a)    Acquired      Coal Ltd.         LCIF
                                                --------------   --------------   ----------   --------------   -----------
    Current assets............................     $100,750         $ 14,126      $  114,876     $  126,420      $(11,544)
    Capital assets............................      750,574          387,450       1,138,024      1,138,024            --
    Pension surplus...........................        7,162            1,701           8,863          8,863            --
    Investment in 7.5% subordinated notes of
      Manalta.................................           --               --              --             --       560,000
    Investment in Manalta common shares
      (subsequently exchanged for special
      shares of Luscar).......................           --               --              --             --        14,191
                                                   --------         --------      ----------     ----------      --------
    Total assets..............................     $858,486         $403,277      $1,261,763     $1,273,307      $562,647
                                                   ========         ========      ==========     ==========      ========

    Current liabilities.......................     $109,699         $    992      $  110,691     $  110,691      $     --
    7.5% subordinated notes due to MCIT.......           --               --              --        560,000            --
    Long-term debt............................      113,977               --         113,977        113,977            --
    Future income taxes.......................           --          404,291         404,291        404,291            --
    Foreign currency forward contracts........           --           44,397          44,397         44,397            --
    Accrued reclamation costs.................       28,163           (2,403)         25,760         25,760            --
                                                   --------         --------      ----------     ----------      --------
    Total liabilities.........................      251,839          447,277         699,116      1,259,116            --
    Equity....................................      606,647          (44,000)        562,647         14,191       562,647
                                                   --------         --------      ----------     ----------      --------
    Total liabilities and equity..............     $858,486         $403,277      $1,261,763     $1,273,307      $562,647
                                                   ========         ========      ==========     ==========      ========

    -------------------

    (a) Acquisition adjustments reflect fair value adjustments to acquired assets and liabilities and the adoption of the liability method of accounting for income taxes.

    The identifiable net assets of MCIT acquired at assigned values accounted for as a purchase were as follows:

    7.5% subordinated notes of Manalta..........................  $560,000
    Common shares of Manalta (subsequently exchanged for special
      shares of Luscar).........................................    14,191
    Accounts payable and accrued liabilities....................   (11,544)
                                                                  --------
    Purchase price..............................................  $562,647
                                                                  ========

    Subsequent to the acquisition, and upon the reorganization and integration of the businesses of Luscar Ltd. and Manalta as described in Note 1, the subordinated notes of Manalta were reduced to $292,969 (see Note 3) by offsetting $267,031 in respect of indebtedness owed to Luscar Ltd. by LCIF.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

3.  INVESTMENT IN LUSCAR

                                                                                        As at December 31
                                                                  As at March 31,    -----------------------
                                                                        2001            2000         1999
                                                                  ----------------   ----------   ----------
                                                                     (restated)      (restated)   (restated)
                                                                      (note 1)        (note 1)     (note 1)
                                                                    (Unaudited)
    EQUITY INVESTMENT
      Special shares, at cost
      Luscar Ltd. (9,000 shares)................................     $ 180,534       $ 180,534    $ 180,534
      Luscar Coal Ltd. (7,600 shares)...........................        14,850          14,850       14,850
    Accumulated equity in losses applied to special shares......      (148,105)       (148,105)    (148,105)
    Accumulated dividends received..............................       (47,279)        (47,279)     (47,279)
                                                                     ---------       ---------    ---------
                                                                            --              --           --
                                                                     ---------       ---------    ---------
    SUBORDINATED NOTES
    12.5% due December 31, 2026.................................       350,000         350,000      350,000
    7.5% due October 1, 2027....................................       292,969         292,969      292,969
                                                                     ---------       ---------    ---------
    Subordinated notes, at cost.................................       642,969         642,969      642,969
    Accumulated equity in losses applied to subordinated
      notes.....................................................       (72,635)        (77,362)     (17,429)
                                                                     ---------       ---------    ---------
                                                                       570,334         565,607      625,540
                                                                     ---------       ---------    ---------
                                                                     $ 570,334       $ 565,607    $ 625,540
                                                                     =========       =========    =========

    In 1998, LCIF received 7,600 special shares in Luscar Coal Ltd. in exchange for the common shares of Manalta Coal Ltd.

    The 19,363 Luscar Ltd. special shares owned by LCIF at September 30, 1998 were exchanged for 9,000 special shares in Luscar Ltd. created upon the amalgamation of Luscar Ltd. and Manalta Coal Ltd.

    Net proceeds of $37,525 received September 30, 1998 from the collection of instalments receivable, plus $73 of funds from the initial instalment not required for costs of the issue, were used to acquire additional special shares of Luscar Ltd. at a price of $9.57 per share, as determined by negotiation between LCIF and Luscar.

    The special shares of Luscar Coal Ltd. and Luscar Ltd. are non-voting. The provisions relating to these shares result in LCIF being entitled to 98% of the total dividends paid by Luscar. In the event of dissolution of LCIF, the special shares are convertible into common shares of the issuer on a one for one basis. The holders of special shares are entitled to share equally with the holders of the common shares in any distribution of the assets of the issuer upon the liquidation, dissolution or winding-up of the issuer or other distribution of its assets among its shareholders.

    Luscar has the option to elect to satisfy its obligation to repay the notes on maturity by the issue of equity securities of Luscar having a value equal to the outstanding notes. From time to time, beginning in 2017, Luscar and LCIF will jointly review Luscar's remaining coal resources, the economic conditions relating to the coal industry and the business prospects of Luscar. If either party is of the opinion that Luscar would be unable to refinance the subordinated notes upon maturity on similar terms and conditions, then Luscar shall commence principal repayments such that the subordinated notes are fully repaid upon maturity. In that event, Luscar's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends on its common and special shares. Otherwise, the notes are not redeemable at the option of Luscar or the holders thereof prior to maturity.

    Effective October 1, 1999 LCIF entered into an agreement with Luscar to temporarily reduce the interest rates on the subordinated notes until Luscar's ratio of senior debt to earnings before interest, income taxes, depreciation and amortization ("EBITDA") reaches targeted levels of less than 3.0 to 1 for two consecutive quarters. This is expected to allow Luscar to increase the principal repayments of its bank indebtedness by $15,000 annually until the targeted senior debt to EBITDA ratio is reached. Additional bank indebtedness repayments for the period from January 1, 2001 to March 31, 2001 amounted to $6,500 ($15,000 in 2000 and $3,750 in 1999).
    The effective interest rate of the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment factor which is determined by dividing Luscar's forecast distributable cash for the year by the amount of interest otherwise payable under the subordinated notes. The interest rate adjustment factor was 0.1704 from January 1, 2000 to March 31, 2001, and 0.6269 from October 1, 1999 to December 31, 1999.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

3.  INVESTMENT IN LUSCAR (CONTINUED)
    In the event Luscar is unable to distribute its available cash by way of reduction of capital or payment of dividends due to restrictions contained in the Business Corporations Act (Alberta), Luscar may make principal repayments on the 7.5% notes not to exceed the amounts Luscar would have distributed were it not for such restrictions. In addition, Luscar may redeem certain of the 7.5% subordinated notes before maturity if the holder of such notes is indebted to Luscar, by offsetting the amount of such indebtedness against the principal amount of the 7.5% subordinated notes redeemed.

    The subordinated notes and special shares are not traded in public markets and therefore their fair values are not readily available. However, the collective fair value of LCIF's investment in these financial assets can be estimated by reference to the market capitalization of the units and convertible debentures since LCIF's principal asset is its investment in the notes and special shares. At December 31, 2000 the market capitalization of the units and convertible debentures based on the closing quoted trading price was $251,923. The comparable value at December 31, 1999 was $342,611.

4.  CONVERTIBLE DEBENTURES

    LCIF issued $100,000 of 10% convertible unsecured senior subordinated debentures in September 1998 to partially fund the Manalta acquisition.

    The debentures mature June 30, 2005 and bear interest at an annual rate of 10% payable semi-annually on June 30 and December 31 in each year. The debentures are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior indebtedness of LCIF.

    The debentures are convertible into trust units of LCIF at the option of the holder at any time prior to maturity at a conversion price of $6.75 per unit and may be redeemed by LCIF after June 30, 2000 and prior to maturity under certain conditions. LCIF also has the option to satisfy its obligation to pay the principal amount of the debentures either upon redemption or at maturity by the issuance of trust units.

    The convertible debentures are being accounted for as a compound financial instrument as LCIF has the right to redeem the debentures by issuing trust units. The liability component of the debentures at the date of issue was calculated as the net present value of the interest payments at 10% to maturity. The remaining principal amount of the debentures was classified as equity. Interest expense is determined on the liability component with such component being reduced by future interest payments. The equity component of the convertible debentures is increased each year over the term to full face value by charges to unitholders' equity.

    The convertible debentures are listed on The Toronto Stock Exchange and at December 31, 2000, were trading at 80.50% of par value and at December 31, 1999 at 95.0% of par value. Subsequent to March 31, 2001 substantially all of the convertible debentures were acquired by LEP and the remaining convertible debentures were redeemed with cash advanced by LEP (see
    Note 8).

5.  TRUST UNITS

    AUTHORIZED

    The Declaration of Trust provides that an unlimited number of units may be issued. Each unit represents an equal undivided beneficial interest in any distributions from LCIF and in the net assets in the event of termination or wind-up. All units are the same class with equal rights and privileges. Units may be issued for consideration payable in instalments with such units being held as security for unpaid instalments.

    Units are redeemable at the holder's option at amounts related to market prices at the time, subject to a maximum of $250 in cash redemptions in any particular calendar month. The Trustees may waive this limitation at their sole discretion. Redemptions in excess of this amount shall be paid by way of a distribution in specie of a pro rata number of Luscar subordinated notes and special shares of Luscar. Subsequent to March 31, 2001, all of the trust units were acquired by LEP (see Note 8).

    ISSUED

    The issued and outstanding trust units of LCIF are comprised of 90,700 units issued for aggregate consideration of $735,728.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

6.  DISTRIBUTIONS TO UNITHOLDERS

    Distributions to unitholders on a per unit basis were as follows:

                                                                         2000                  1999                  1998
                                                                  -------------------   -------------------   -------------------
                                                                   Units     $/Units     Units     $/Units     Units      $/Unit
                                                                  --------   --------   --------   --------   --------   --------
    March 31....................................................   90,700      0.00      90,700     0.1500     55,900     0.2500
    June 30.....................................................   90,700      0.00      90,700     0.1500     55,900     0.2600
    September 30................................................   90,700      0.00      90,700     0.1500     55,900     0.2975
    December 31.................................................   90,700      0.00      90,700     0.0875     90,700     0.2140

    There were no distributions made in the period from January 1, 2001 to March 31, 2001.

    LCIF is able to deduct, for income tax purposes, costs of the issue of units and convertible debentures on a straight-line basis over a five-year period. At December 31, 2000 LCIF has available approximately $4,597 of such amounts, which are deductible over the next two years, plus approximately $6,339 of tax losses available for carry forward until 2007. These deductions and tax losses are eligible to reduce the taxable portion of distributions to unitholders.

7.  RELATED PARTY TRANSACTIONS

    Amounts due from Luscar are non-interest bearing and have no set term of repayment. All amounts due from Luscar relate to costs associated with the Manalta acquisition (see Note 2) that were paid by LCIF on Luscar's behalf. Amounts receivable from Luscar at March 31, 2001, December 31, 2000 and December 31, 1999 were $246, $246 and $645 respectively.

    LCIF had an administrative services agreement with MC Management Inc., a company controlled by one of the Trustees of LCIF, to administer LCIF. The fees were $125 per year for 2000 and 1999 and $115 for 1998. For the period from January 1, 2001 to March 31, 2001 fees of $49 were paid. The contract was terminated on May 11, 2001.

    Luscar advanced funds to LCIF during 1998 to finance a portion of the Manalta acquisition costs. Interest, based on Luscar's borrowing rates, amounting to $5,844 was paid by LCIF to Luscar in 1998. The advances were repaid on December 31, 1998.

    LCIF reimburses Luscar for investor relations activities performed on behalf of LCIF in the amount of $100 per annum plus disbursements. Such costs amounted to $96 and $66 for the three month periods ended March 31, 2001 and 2000 respectively, $113 for the year ended December 31, 2000, $108 for 1999, and $108 for 1998. These transactions are recorded at their exchange amounts.

8.  SUBSEQUENT EVENTS

    On March 8, 2001, Luscar Energy Partnership ("LEP", formerly known as Sherritt Coal Partnership) made a formal offer to acquire 100% of the trust units and convertible debentures of LCIF. During the three month period ended March 31, 2001 LCIF incurred $8,526 in responding to the take-over bid, which is included in accounts payable and accrued charges at March 31, 2001. Subsequent to March 31, 2001, Luscar advanced $11,930 to LCIF to pay these and further take-over response costs, which were incurred after March 31, 2001. These advances have subsequently been repaid. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. During the course of the acquisition, LCIF acquired the common shares of Luscar for one dollar pursuant to a unanimous shareholders' agreement. Accordingly, the acquisition of LCIF was effective for accounting purposes May 11, 2001 and subsequent future financial statements for LCIF and its wholly owned subsidiary, Luscar, will be consolidated in the financial statements of LEP.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

9.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which in most respects, conform to United States GAAP. Canadian GAAP differs from US GAAP in the following respects:

    STATEMENTS OF EARNINGS

    The following table reconciles net earnings (loss) as reported in the accompanying statements of earnings to net earnings (loss) that would have been reported had the financial statements been prepared in accordance with US GAAP.

                                                                     Three Months            Year Ended
                                                                    Ended March 31          December 31
                                                                  -------------------   --------------------
                                                                    2001       2000       2000       1999
                                                                  --------   --------   --------   ---------
                                                                      (Unaudited)
    NET EARNINGS (LOSS) UNDER CANADIAN GAAP.....................  $(2,252)   $(2,732)   $(53,906)  $ (90,022)
    Impact of US GAAP:
      Interest on convertible debentures (a)....................   (1,611)    (1,326)     (5,993)     (5,436)
      Amortization of deferred financing charges on convertible
        debentures (a)..........................................     (105)       (96)       (382)       (347)
      LCIF's equity in net earnings (loss) of Luscar measured
        under US GAAP (b).......................................   (1,038)       544       7,908     (13,442)
                                                                  -------    -------    --------   ---------
    NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME FOR THE PERIOD
      IN ACCORDANCE WITH US GAAP................................  $(5,006)   $(3,610)   $(52,373)  $(109,247)
                                                                  =======    =======    ========   =========

    Balance sheet items which vary, in conformity with US GAAP and SEC requirements:

                                                                                              Year Ended
                                                                      Three Months            December 31
                                                                    Ended March 31,      ---------------------
                                                                          2001             2000        1999
                                                                  --------------------   ---------   ---------
                                                                      (Unaudited)
    ASSETS
    Investment in Luscar (b)....................................       $ 562,720         $ 559,031   $ 611,126
    LIABILITIES
      Convertible debentures (a)................................         100,000           100,000     100,000
      Redeemable trust units (c)................................         735,728           735,728     735,728
    EQUITY
      Convertible debentures (a)................................              --                --          --
      Unitholders' equity (deficit) (b) (c).....................       $(278,203)        $(273,197)  $(220,754)

    (A) CONVERTIBLE DEBENTURES

       In accordance with US GAAP, the convertible debentures are required to be accounted for as a debt obligation with related interest charges reflected in income. Accordingly, the portion of the convertible debentures reflected as equity, the amortization of deferred financing charges recorded in equity and the accretion charge to increase the carrying amount of convertible debentures recorded in equity under Canadian GAAP are reclassified as a debt obligation, amortization of deferred financing expenses and interest expense respectively.

    (B) EQUITY IN EARNINGS (LOSSES) OF LUSCAR

       The measurement of LCIF's equity investment in Luscar would differ as a result of measuring the earnings of Luscar in accordance with US GAAP. The summarized effect of these individual differences and their effect on LCIF's financial statements are reflected in the tables above.

                            LUSCAR COAL INCOME FUND

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

9.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (C) UNITHOLDERS' EQUITY

       Under US GAAP and the requirements of the SEC, redeemable preferred shares whose redemption is outside the control of the issuer are required to be presented outside shareholders' equity. These requirements have been applied to the issued and outstanding trust units and accordingly, the effect of this difference on LCIF's liabilities and equity is included in the balance sheet table presented above.

    (D) OTHER DISCLOSURES

       United States GAAP does not permit the disclosure of the subtotal of distributable cash in the statements of cash flows.

    (E) NEW ACCOUNTING STANDARDS

       SFAS NO. 141 -- BUSINESS COMBINATIONS; SFAS NO. 142 -- GOODWILL AND OTHER INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board approved Statement No. 141, Business Combinations (SFAS 141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Those statements will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. SFAS 142 will be applicable for fiscal years beginning after December 15, 2001; however earlier adoption is permitted for companies with fiscal years beginning on or after March 15, 2001. LCIF has not yet determined the effects of the new standards, if any, on its financial statements.

       SFAS NO. 143 -- ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.  In
       June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. LCIF has not yet determined the effects of the new standard, if any, on its financial statements.

10. COMPARATIVE FIGURES

    Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period financial statements.

                 (This page has been left blank intentionally.)

                                LUSCAR COAL LTD.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                AUDITORS' REPORT

To the Directors of
LUSCAR COAL LTD.

    We have audited the consolidated balance sheets of LUSCAR COAL LTD. as at December 31, 2000 and 1999 and the consolidated statements of deficit, earnings and cash flows for each of the years in the three year period ended
December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian and United States generally accepted accounting principles.

Edmonton, Canada                                                 (Signed) ERNST & YOUNG LLP
February 5, 2001                                                       Chartered Accountants

           COMMENT FOR US READERS ON CANADA-US REPORTING DIFFERENCES

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragaph) outlining changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 2 to the consolidated financial statements, in 2000 the Company implemented a change in the method of accounting for income taxes to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3465 and a change in the method of accounting for post employment benefits to conform to the new Canadian Institute of Chartered Accountants Handbook, Section 3461 and in 2001 implemented a change in revenue recognition and coal inventory and exploration and development cost accounting policies.

Edmonton, Canada                                                 (Signed) ERNST & YOUNG LLP
February 5, 2001                                                       Chartered Accountants

                                LUSCAR COAL LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                                     As at December
                                                              As at March 31,    -----------------------
                                                                    2001            2000         1999
                                                              ----------------   ----------   ----------
                                                                 (restated)      (restated)   (restated)
                                                                  (note 2)        (note 2)     (note 2)
                                                                (Unaudited)
                                                                            (in thousands)
ASSETS
CURRENT
  Cash and cash equivalents.................................     $        9      $        9   $      526
  Accounts receivable.......................................         78,898          69,894       80,087
  Income taxes recoverable..................................          8,583           7,352        8,014
  Inventories (note 4)......................................         69,919          75,472       84,303
  Overburden removal costs..................................         29,089          29,459       35,195
  Prepaid expenses..........................................          6,018           8,927        7,518
                                                                 ----------      ----------   ----------
                                                                    192,516         191,113      215,643
Capital assets (note 5).....................................      1,451,823       1,471,381    1,650,575
Other assets (note 6).......................................         18,603          19,000       20,859
                                                                 ----------      ----------   ----------
                                                                 $1,662,942      $1,681,494   $1,887,077
                                                                 ==========      ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
  Operating line of credit (note 7).........................     $   22,208      $   45,434   $   44,190
  Trade accounts payable and accrued charges................         51,740          33,075       56,549
  Accrued payroll and employee benefits.....................          6,680          15,836       14,518
  Due to LCIF (note 14).....................................            246             246          645
  Income taxes payable......................................             --             142          392
  Current portion of long-term debt (note 7)................         31,275          30,460       27,917
  Accrued reclamation costs (note 8)........................         21,002          21,002       12,478
  Future income taxes (note 13).............................          5,118           6,160       13,258
                                                                 ----------      ----------   ----------
                                                                    138,269         152,355      169,947
                                                                 ----------      ----------   ----------
Long-term debt (note 7).....................................        397,469         406,357      478,069
Accrued reclamation costs (note 8)..........................         35,707          35,243       39,828
Subordinated notes due to LCIF (note 9).....................        642,969         642,969      642,969
Foreign currency forward contracts..........................             --              --       11,290
Future income taxes (note 13)...............................        523,845         524,614      565,085
                                                                 ----------      ----------   ----------
                                                                  1,738,259       1,761,538    1,907,188
                                                                 ----------      ----------   ----------
NON-CONTROLLING INTEREST (note 10)..........................             --              --       32,813
                                                                 ----------      ----------   ----------
COMMITMENTS AND CONTINGENCIES (note 18)
SHAREHOLDERS' EQUITY
  Share capital (note 11)...................................         14,191          14,191       14,191
  Deficit...................................................        (89,508)        (94,235)     (67,115)
                                                                 ----------      ----------   ----------
                                                                    (75,317)        (80,044)     (52,924)
                                                                 ----------      ----------   ----------
                                                                 $1,662,942      $1,681,494   $1,887,077
                                                                 ==========      ==========   ==========

                             SEE ACCOMPANYING NOTES

                                LUSCAR COAL LTD.

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                  Three Months Ended                    Year Ended
                                                       March 31                        December 31
                                               -------------------------   ------------------------------------
                                                  2001          2000          2000         1999         1998
                                               -----------   -----------   ----------   ----------   ----------
                                               (restated)    (restated)    (restated)   (restated)   (restated)
                                                (note 2)      (note 2)      (note 2)     (note 2)     (note 2)
                                               (Unaudited)   (Unaudited)
                                                                        (in thousands)
DEFICIT, BEGINNING OF PERIOD AS PREVIOUSLY
  REPORTED...................................    $94,161       $69,843       $69,843      $ 9,363     $ 23,067
Adjustment to reflect adoption of liability
  method of accounting for income taxes
  (note 2)...................................         --           380           380         (148)          --
Adjustment to reflect change in accounting
  policy for revenue recognition and coal
  inventory (note 2).........................     (1,016)         (921)         (921)        (143)         217
Adjustment to reflect change in accounting
  policy for exploration and development
  expenditures (note 2)......................      1,090        (2,187)       (2,187)         601       15,302
                                                 -------       -------       -------      -------     --------
DEFICIT, BEGINNING OF PERIOD, AS RESTATED....     94,235        67,115        67,115        9,673       38,586
Net (earnings) loss for the period...........     (4,727)        1,619        27,120       57,442        2,079
Deficit allocated to non-controlling interest
  (note 10)..................................         --            --            --           --      (49,234)
Dividends
  Common shares..............................         --            --            --           --          586
  Special shares.............................         --            --            --           --       17,656
                                                 -------       -------       -------      -------     --------
DEFICIT, END OF PERIOD.......................    $89,508       $68,734       $94,235      $67,115     $  9,673
                                                 =======       =======       =======      =======     ========

                             SEE ACCOMPANYING NOTES

                                LUSCAR COAL LTD.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                 Three Months Ended                    Year Ended
                                                      March 31                        December 31
                                              -------------------------   ------------------------------------
                                                 2001          2000          2000         1999         1998
                                              -----------   -----------   ----------   ----------   ----------
                                              (restated)    (restated)    (restated)   (restated)   (restated)
                                               (note 2)      (note 2)      (note 2)     (note 2)     (note 2)
                                              (Unaudited)   (Unaudited)
                                                                       (in thousands)
REVENUE.....................................   $157,912      $166,099      $657,052     $716,435     $443,860
Cost of sales...............................    119,239       126,133       534,286      561,554      319,886
                                               --------      --------      --------     --------     --------
OPERATING MARGIN............................     38,673        39,966       122,766      154,881      123,974
Selling, general and administrative
  expenses..................................      4,256         3,400        14,733       16,465       14,185
Other (income) expenses.....................     (1,352)           (9)       (1,953)      (1,663)       3,530
                                               --------      --------      --------     --------     --------
OPERATING EARNINGS BEFORE DEPRECIATION AND
  AMORTIZATION..............................     35,769        36,575       109,986      140,079      106,259
Depreciation and amortization (notes 5 &
  6)........................................     23,830        28,118       105,941      118,161       66,389
Write-down and loss on disposal of capital
  assets (note 5)...........................         --            --        45,808      172,824           --
                                               --------      --------      --------     --------     --------
OPERATING EARNINGS (LOSS) BEFORE INTEREST...     11,939         8,457       (41,763)    (150,906)      39,870
Interest on subordinated notes due to LCIF
  (note 12).................................      2,762         2,785        11,200       59,593       54,336
Other interest (note 12)....................      8,000        15,094        52,442       41,784        4,471
                                               --------      --------      --------     --------     --------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
  NON-CONTROLLING INTEREST..................      1,177        (9,422)     (105,405)    (252,283)     (18,937)
Income tax recovery (note 13)...............      3,550         5,375        45,472      108,675       11,948
                                               --------      --------      --------     --------     --------
EARNINGS (LOSS) BEFORE NON-CONTROLLING
  INTEREST..................................      4,727        (4,047)      (59,933)    (143,608)      (6,989)
Non-controlling interest (note 10)..........         --         2,428        32,813       86,166        4,910
                                               --------      --------      --------     --------     --------
NET EARNINGS (LOSS) FOR THE PERIOD..........   $  4,727      $ (1,619)     $(27,120)    $(57,442)    $ (2,079)
                                               ========      ========      ========     ========     ========

                             SEE ACCOMPANYING NOTES

                                LUSCAR COAL LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Three Months Ended                    Year Ended
                                                      March 31                        December 31
                                              -------------------------   ------------------------------------
                                                 2001          2000          2000         1999         1998
                                              -----------   -----------   ----------   ----------   ----------
                                              (restated)    (restated)    (restated)   (restated)   (restated)
                                               (note 2)      (note 2)      (note 2)     (note 2)     (note 2)
                                              (Unaudited)   (Unaudited)
                                                                       (in thousands)
OPERATING ACTIVITIES
Net earnings (loss) for the period..........   $  4,727       $(1,619)     $(27,120)    $(57,442)    $ (2,079)
Non-cash items:
  Foreign currency forward contracts........         --        (3,022)      (11,290)     (26,037)      (7,070)
  Depreciation and amortization.............     23,830        28,118       105,941      118,161       66,389
  Write-down and loss on disposal of capital
    assets..................................         --            --        45,808      172,824           --
  Future income taxes.......................     (1,811)       (6,207)      (47,569)    (111,920)     (13,037)
  Accrued reclamation costs.................        464          (762)        5,669           76         (439)
  Non-controlling interest..................         --        (2,428)      (32,813)     (86,166)      (4,910)
  Interest income earned on sinking funds...       (857)         (616)       (3,813)      (4,306)        (654)
  Other.....................................        110            31           182          263          769
                                               --------       -------      --------     --------     --------
CASH PROVIDED BY OPERATING ACTIVITIES BEFORE
  CHANGE IN NON-CASH WORKING CAPITAL........     26,463        13,495        34,995        5,453       38,969
Change in non-cash working capital
  (note 17).................................      7,964        (2,154)      (16,442)      (5,329)     (38,498)
                                               --------       -------      --------     --------     --------
                                                 34,427        11,341        18,553          124          471
                                               --------       -------      --------     --------     --------
INVESTING ACTIVITIES
Capital asset purchases.....................     (3,788)       (2,901)      (17,822)     (47,447)     (77,503)
Proceeds on sale of interest in Line Creek
  mine......................................         --            --        56,726           --           --
Proceeds on disposal of capital assets......        161           359         3,349          937        1,985
Deferred financing costs....................         --            --            --       (1,052)     (11,338)
Other investments...........................       (360)         (182)       (1,172)      (1,181)        (303)
                                               --------       -------      --------     --------     --------
                                                 (3,987)       (2,724)       41,081      (48,743)     (87,159)
                                               --------       -------      --------     --------     --------
FINANCING ACTIVITIES
Operating line of credit....................    (23,226)       (5,166)        1,244        6,471      (18,494)
Increase in long-term debt..................         --            --        13,341       53,159      349,248
Repayment of long-term debt.................     (7,214)       (3,450)      (74,736)     (11,009)          --
Subordinated notes..........................         --            --            --           --     (256,013)
Share capital...............................         --            --            --           --       37,598
Dividends
  -- special shares.........................         --            --            --           --      (17,656)
  -- common shares..........................         --            --            --           --         (586)
  -- non-controlling interest (note 10).....         --            --            --           --       (7,410)
                                               --------       -------      --------     --------     --------
                                                (30,440)       (8,616)      (60,151)      48,621       86,687
                                               --------       -------      --------     --------     --------
CHANGE IN CASH POSITION.....................         --             1          (517)           2           (1)
Cash position, beginning of period..........          9           526           526          524          525
                                               --------       -------      --------     --------     --------
CASH POSITION, END OF PERIOD................   $      9       $   527      $      9     $    526     $    524
                                               ========       =======      ========     ========     ========

                             SEE ACCOMPANYING NOTES

                                LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1.  ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

    Luscar Coal Ltd. ("Luscar") is wholly owned by the Luscar Coal Income Fund ("LCIF"). Prior to the acquisition of LCIF by the Luscar Energy Partnership ("LEP"), referred to in Note 19, the common shares of Luscar had been owned by Luscar Management Corporation ("LMC"), a company owned by the senior management of Luscar. LCIF was a broadly distributed, publicly traded income fund. Luscar, LCIF and LMC were parties to a unanimous shareholders agreement that governed the operation of Luscar and provided that 98 percent of its free cash flow after debt servicing costs and replacement capital needs was paid to LCIF and that LCIF had representation on the Luscar Board of Directors.

    Luscar owns and operates surface coal mines in western Canada and also operates a surface coal mine owned by a third party.

    In 1998 LCIF, together with the former Luscar Ltd., launched a hostile take-over bid for the Manalta Coal Income Trust ("MCIT") which owned Manalta Coal Ltd. ("Manalta"). The intention was to combine the former Luscar Ltd. and Manalta under the management of the former Luscar Ltd. and to continue to operate with control being held by LMC and significant economic interest being held by LCIF, the same structure that LCIF and the former Luscar Ltd. operated under. The acquisition was successful and effective October 1, 1998 the operations of Manalta and the former Luscar Ltd. were combined under the management of the former Luscar Ltd.. The legal reorganization to combine Manalta and the former Luscar Ltd. was not completed until January 1, 1999. Luscar is a holding company, created on December 11, 1998 as part of that legal reorganization to own Luscar Ltd. ("LL"), the successor company to the amalgamation of the former Luscar Ltd. and Manalta Coal Ltd. In essence the transaction was an acquisition of Manalta by the former Luscar Ltd. and a combination of LCIF and MCIT and these financial statements have been prepared on the basis that Luscar is a continuation of the former
    Luscar Ltd. and that it acquired Manalta effective October 1, 1998. The acquisition of MCIT by LCIF was completed for a purchase price of $562,647 (see Note 3).

    Prior to the acquisition of MCIT, LCIF held all the special shares and subordinated notes of Luscar Ltd. and LMC held all of the common shares of Luscar Ltd. MCIT held all the common shares and subordinated notes of Manalta. Subsequent to the acquisition of MCIT, the following transactions took place to effect the legal reorganization of the former Luscar Ltd. and
    Manalta:

    (i) on October 1, 1998, MCIT distributed all the common shares and substantially all the subordinated notes of Manalta to LCIF;

    (ii) on December 31, 1998, Luscar issued common shares to LMC in exchange for all the common shares of Luscar Ltd., and, on January 1, 1999, issued special shares to LCIF in exchange for all the common shares of Manalta; and

   (iii) on January 1, 1999, Luscar Ltd. and Manalta were amalgamated to form a new company named LL in which LCIF holds subordinated notes and special shares (see Notes 9 and 10).

    As a result of these transactions, LCIF acquired ownership of Manalta on October 1, 1998 and transferred this ownership to Luscar on January 1, 1999. Therefore, LCIF's ownership of Manalta was temporary and control of Manalta was considered to have been acquired by Luscar effective October 1, 1998. Therefore, these consolidated financial statements have been prepared on a continuity of interests basis whereby:

    (i) Luscar is a continuation of the operations of Luscar Ltd.;

    (ii) the integration transactions described above and the acquisition of Manalta are reflected effective October 1, 1998 at a purchase price equivalent to LCIF's cost of acquiring the common shares of Manalta (see Note 3); and

   (iii) transactions and balances described in these financial statements prior to October 1, 1998 are those of the former Luscar Ltd.

2.  ACCOUNTING POLICIES

    Luscar's financial statements have been prepared following Canadian generally accepted accounting principles. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

    USE OF ESTIMATES

    The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2.  ACCOUNTING POLICIES (CONTINUED)
    In particular, the amounts recorded for depreciation and amortization of mining properties and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. These estimates, and those related to the cash flows used to assess impairment of capital assets, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgements, which, in management's opinion, are within reasonable limits of materiality.

    These financial statements include financial statements for interim periods, which have been prepared without audit. Such interim financial statements and the accompanying notes include estimates necessary to fairly present the financial position and results of operations, which may not be indicative of results of operations for other periods.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Luscar and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method, whereby consolidated accounts include Luscar's share of joint venture assets, liabilities, revenues, expenses and cash flows.

    REVENUE RECOGNITION

    Revenue is recognized when title to the coal passes to the customer. For domestic coal sales to power generating utility customers this occurs when the coal is delivered to the generating station; for other domestic customers, this generally occurs when the coal is loaded at the mine. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and in banks as well as all highly liquid short-term securities with original maturities of three months or less.

    OVERBURDEN REMOVAL COSTS

    Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets.

    INVENTORIES

    Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labour, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

    Mine supplies are recorded at the lower of average cost and replacement cost.

    RECLAMATION

    Estimated future expenditures for reclamation, site restoration and mine closure are charged to earnings on a unit of production basis over the expected life of each mine's reserves. Amounts charged to earnings but not yet paid are included in accrued reclamation costs. Reclamation expenditures expected to be incurred within the next year are included in current liabilities.

    CAPITAL ASSETS

    Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

    Mining properties...........................................  3 - 40 years
    Plant and buildings.........................................  5 - 40 years
    Equipment...................................................  3 - 35 years

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2.  ACCOUNTING POLICIES (CONTINUED)
    Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines and properties under development. Mine development costs incurred to access reserves on producing mines are capitalized as incurred.

    Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

    Amounts capitalized in respect of coal reserves located on mining properties upon which there are no current mining operations and which are not being amortized are insignificant. Amounts capitalized in respect of exploration properties pending further economic evaluation are disclosed in Note 5.

    Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

    DEFERRED FINANCING COSTS

    Financing costs incurred to arrange credit facilities are deferred and amortized on a straight-line basis over the period to maturity of the related debt.

    INCOME TAXES

    Luscar follows the liability method of tax allocation in accounting for income taxes. Under this method, future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.

    FOREIGN CURRENCY

    Transactions and balances denominated in a foreign currency are translated using the temporal method, whereby monetary balances are translated at the rate of exchange at the balance sheet date; non-monetary balances are translated at historic exchange rates; and revenues and expenses are translated at prevailing exchange rates. The resulting gains and losses are included in income in the current year.

    POST EMPLOYMENT BENEFITS

    The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

    Luscar uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five year average value. The net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

    Effective January 1, 2000, Luscar adopted the requirements of The Canadian Institute of Chartered Accountants' Handbook Section 3461, Employee Future Benefits in accounting for its post employment benefit programs. As permitted under these rules, these requirements have been adopted on a prospective basis. Transitional assets and liabilities which arose from such prospective application are being amortized on a straight line basis:

    - in the case of active defined benefit pension plans, over the average remaining service period of active employees;

    - in the case of inactive defined benefit pension plans, over the average remaining life expectancy of the plan members; and

    - in the case of defined benefit plans, other than pensions, over a ten-year period from the transition date.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2.  ACCOUNTING POLICIES (CONTINUED)
    Prior to January 1, 2000, pension costs included the amortization of past service costs, experience gains and losses, and pension surplus recorded on the acquisition of Manalta. These amounts were being amortized over the estimated remaining service lives of the active members of such plans.

    FINANCIAL INSTRUMENTS

    Unless otherwise disclosed, the fair value of financial instruments approximates their carrying value in these financial statements.

    Forward currency exchange contracts are utilized to manage the risk associated with future revenue flows denominated in U.S. dollars. Revenue matched to such forward currency exchange contracts is recorded at the related contract exchange rates in the period the contracts are settled.

    CHANGES IN ACCOUNTING POLICIES

    (A) INCOME TAXES

       Effective January 1, 2000, Luscar changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by The Canadian Institute of Chartered Accountants' Handbook Section 3465, Accounting for Income Taxes. As permitted under these rules, the change has been adopted retroactively and the consolidated balance sheets at December 31, 1999 and 1998 and the consolidated statements of earnings, deficit, and cash flows for the years ended December 31, 1999 and 1998 have been restated accordingly.

       The effect of adopting the liability method is summarized as follows:

                                                                        1999       1998
                                                                      --------   --------
        BALANCE SHEETS
        Increase (decrease) in:
          Capital assets............................................  $598,128   $598,128
          Accumulated depreciation and amortization.................   116,442     26,839
          Future income taxes.......................................   482,862    571,141
          Non-controlling interest..................................      (796)        --
          Deficit...................................................       380       (148)

                                                                        1999       1998
                                                                      --------   --------
        STATEMENTS OF EARNINGS
        Increase (decrease) in earnings:
          Depreciation and amortization.............................  $(28,356)  $(13,454)
          Write-down of capital assets..............................   (61,247)        --
          Income tax recovery.......................................    88,279     13,602
          Non-controlling interest..................................       796         --
          Loss for the year.........................................      (528)       148

    (B) REVENUE RECOGNITION AND COAL INVENTORY VALUATION

       During 2001, Luscar reviewed its revenue recognition and coal inventory valuation accounting policies in the context of U.S. SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with the guidance of SAB 101 and the February 2001 Ontario Securities Commission Staff Notice 52-701 regarding revenue recognition, Luscar changed its revenue recognition and coal inventory valuation accounting policies. Previously, Luscar recognized revenue when coal was shipped from the minesite, either directly to the customer or to port facilities, provided that contractual sales commitments were in place.

       Luscar recognizes revenue when title passes to the customer. Furthermore, Luscar previously recorded coal inventory at production cost including direct variable overhead, and in the case of coal inventory held at port terminal facilities, at its net realizable value in accordance with its previous revenue recognition policy. Luscar now records coal inventory at production cost which includes direct

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2.  ACCOUNTING POLICIES (CONTINUED)
       and allocable indirect overhead and in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

       These changes in policy have been adopted retroactively and the consolidated balance sheets at March 31, 2001, December 31, 2000 and December 31, 1999 and the consolidated statements of earnings, deficit and cash flows for the periods ended March 31, 2001, December 31, 2000, March 31, 2000, December 31, 1999 and December 31, 1998 have been restated accordingly. The effect of these changes in accounting policies is summarized as follows:

                                                                                         December 31
                                                                       March 31,     -------------------
                                                                          2001         2000       1999
                                                                      ------------   --------   --------
                                                                      (Unaudited)
        BALANCE SHEETS
        Increase (decrease) in:
          Coal settlements receivable...............................    $(21,652)    $(24,247)  $(24,281)
          Inventory.................................................      23,378       29,046     28,723
          Future income taxes.......................................         582        1,624      1,503
          Non-controlling interest..................................         939        2,159      2,018
          Deficit...................................................        (205)      (1,016)      (921)

                                                                 Three Months Ended                    Year Ended
                                                                      March 31                        December 31
                                                             ---------------------------   ----------------------------------
                                                                 2001           2000         2000         1999         1998
                                                             ------------   ------------   --------   ------------   --------
                                                             (Unaudited)    (Unaudited)
        STATEMENTS OF EARNINGS
        Increase (decrease) in earnings:
          Revenue..........................................    $ 2,352        $(2,657)      $  38       $ 23,379     $(32,163)
          Cost of sales....................................     (5,426)         2,055         320        (20,439)      33,992
          Income tax recovery..............................      1,041            204        (121)          (995)        (619)
          Non-controlling interest.........................      1,220            239        (142)        (1,167)        (181)
          Loss for the period..............................       (813)          (159)         95            778        1,029

    (C) EXPLORATION AND DEVELOPMENT COSTS

       During 2001, Luscar changed its accounting policies for exploration and development costs related to exploration properties. Previously, Luscar capitalized all costs related to exploration properties including property acquisition costs, lease payments, drilling and other exploration related costs. Such costs were reclassified as mining properties when mine development commenced. Costs related to uneconomic exploration properties were charged to earnings in the year of determination.

       Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

       This change in accounting policy has been adopted retroactively and the consolidated balance sheets at March 31, 2001, December 31, 2000 and December 31, 1999 and the consolidated statements of earnings, deficit and cash flows for the periods

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

2.  ACCOUNTING POLICIES (CONTINUED)
       ended March 31, 2001, December 31, 2000, March 31, 2000, December 31, 1999 and December 31, 1998 have been restated accordingly. The effect of this change in accounting policy is summarized as follows:

                                                                                         December 31
                                                                       March 31,     -------------------
                                                                          2001         2000       1999
                                                                      ------------   --------   --------
                                                                      (Unaudited)
        BALANCE SHEETS
        Increase (decrease) in:
          Capital assets -- deferred exploration....................    $(20,006)    $(19,913)  $(17,560)
          Capital assets -- exploration property....................       1,760        1,760         --
          Future income taxes.......................................      (8,586)      (8,544)    (8,276)
          Non-controlling interest..................................     (11,384)      (8,519)   (11,471)
          Deficit...................................................      (1,724)       1,090     (2,187)

                                                                      Three Months Ended                  Year Ended
                                                                           March 31                      December 31
                                                                  ---------------------------   ------------------------------
                                                                      2001           2000         2000       1999       1998
                                                                  ------------   ------------   --------   --------   --------
                                                                  (Unaudited)    (Unaudited)
        STATEMENTS OF EARNINGS
        Increase (decrease) in earnings:
          Cost of sales.........................................     $  (93)        $(388)      $(1,528)   $(2,044)   $(1,771)
          Write-down and loss on disposal of capital assets.....         --            --           935     14,733         --
          Income tax recovery...................................         42           175           268     (5,719)       819
          Non-controlling interest..............................      2,865           128        (2,952)    (4,182)       143
          Loss for the period...................................      2,814           (85)       (3,277)     2,788       (809)

3.  BUSINESS ACQUISITION

    These consolidated financial statements reflect the acquisition of Manalta, which was accounted for as a purchase, at a purchase price of $14,191, the value assigned by LCIF to the Manalta common shares as a result of LCIF's acquisition of MCIT (see Note 1).

    The assigned fair values of the underlying net assets acquired by Luscar are summarized as follows:

                                                                     1998
                                                                  ----------
                                                                  (restated)
                                                                   (note 2)
    IDENTIFIABLE NET ASSETS ACQUIRED
    Working capital.............................................  $   15,729
    Capital assets..............................................   1,138,024
    Pension surplus.............................................       8,863
                                                                  ----------
                                                                   1,162,616
                                                                  ----------
    7.5% subordinated notes due to LCIF (NOTE 9)................     560,000
    Long-term debt..............................................     113,977
    Future income taxes.........................................     404,291
    Foreign currency forward contracts..........................      44,397
    Accrued reclamation costs...................................      25,760
                                                                  ----------
                                                                   1,148,425
                                                                  ----------
    PURCHASE PRICE..............................................  $   14,191
                                                                  ==========

    Luscar issued special shares to LCIF in exchange for the common shares of Manalta at an amount equal to the purchase price (see Note 11).

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

4.  INVENTORIES

                                                                                       December 31
                                                                   March 31,     -----------------------
                                                                      2001          2000         1999
                                                                  ------------   ----------   ----------
                                                                   (restated)    (restated)   (restated)
                                                                    (note 2)      (note 2)     (note 2)
                                                                  (Unaudited)
    Coal........................................................    $42,025       $47,880      $48,147
    Mine supplies...............................................     27,894        27,592       36,156
                                                                    -------       -------      -------
                                                                    $69,919       $75,472      $84,303
                                                                    =======       =======      =======

5.  CAPITAL ASSETS

                                                                                            December 31
                                                   March 31,           -----------------------------------------------------
                                                     2001                        2000                        1999
                                           -------------------------   -------------------------   -------------------------
                                                        Accumulated                 Accumulated                 Accumulated
                                              Cost      Depreciation      Cost      Depreciation      Cost      Depreciation
                                           ----------   ------------   ----------   ------------   ----------   ------------
                                              (restated - note 2)         (restated - note 2)         (restated - note 2)
                                                  (Unaudited)
    Mining properties....................  $1,520,659     $382,423     $1,505,514     $354,100     $1,556,961     $310,284
    Plant and buildings..................      69,541       29,776         66,070       21,121        106,094       18,474
    Equipment............................     381,344      117,225        378,270      114,565        368,330       67,564
    Equipment under capital lease........      10,407        2,473         12,803        3,250         18,616        3,104
    Exploration property.................       1,769           --          1,760           --             --           --
                                           ----------     --------     ----------     --------     ----------     --------
                                           $1,983,720     $531,897     $1,964,417     $493,036     $2,050,001     $399,426
                                           ----------     --------     ----------     --------     ----------     --------
                                                  $1,451,823                  $1,471,381                  $1,650,575
                                           =========================   =========================   =========================

    Depreciation and amortization provided in the accounts amounted to $23,230 for the three months ended March 31, 2001, $27,518 for the three months ended March 31, 2000, and $103,537, $115,780 and $63,057 for the years ended December 31, 2000, 1999 and 1998 respectively.

    Luscar periodically reviews the carrying value of mining properties using projected undiscounted cash flows. During 1999, the carrying values of certain mining properties and related plant and buildings were reduced by $172,824 due to reductions in export coal prices. The Gregg River mine was closed during 2000 and a write-down of $25,266 was recorded in that year to reduce the carrying value of capital assets at the mine to net realizable value.

    On December 31, 2000, Luscar sold a 50% interest in the assets of Line Creek mine for approximately $68,000 and a royalty interest in future production once current proven reserves have been mined. Future consideration from the royalty interest will be recorded in the period it becomes reasonably determinable. Cash proceeds of $56,726 were received together with the assumption of approximately $11,277 of capital lease obligations and other current liabilities by the purchaser. A loss on disposal of approximately $20,542 is included in write-down and loss on disposal of capital assets for the year ended December 31, 2000.

6.  OTHER ASSETS

                                                                                     December 31
                                                                   March 31,     -------------------
                                                                      2001         2000       1999
                                                                  ------------   --------   --------
                                                                  (Unaudited)
    Deferred financing costs, net of accumulated amortization...    $ 6,608      $ 7,208    $ 9,612
    Defined benefit pension plans...............................      7,201        7,358      7,985
    Investments and other assets................................      4,794        4,434      3,262
                                                                    -------      -------    -------
                                                                    $18,603      $19,000    $20,859
                                                                    =======      =======    =======

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

6.  OTHER ASSETS (CONTINUED)
    Deferred financing costs are amortized over the term of the bank credit facilities which, because of the modification of the facilities described in
    Note 19, expire on October 15, 2001. Amortization in the amount of $600 and $600 for the three months ended March 31, 2001 and March 31, 2000 respectively; and $2,404, $2,381, and $3,332 for the years ended
    December 31, 2000, 1999 and 1998 respectively has been provided against deferred financing costs.

    Investments and other assets include real estate properties, prepaid royalties and amounts recoverable from domestic customers in future years.

    Luscar sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans, however unionized employees at two mines are members of active defined benefit pension plans. Luscar has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. Luscar uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes.

    The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2000:

    Expected long-term rate of return on plan assets............  7.00 - 7.50%
    Discount rate on pension obligations........................  7.00 - 7.50%
    Rate of compensation increases..............................  3.50 - 4.50%
    Average remaining service period of active employees........  4 - 15 years

    Luscar's net pension plan expense is as follows:

                                                                   Year ended
                                                                  December 31
                                                                      2000
                                                                  ------------
    Current service cost
      -- defined benefit........................................    $ 2,480
      -- defined contribution...................................      6,215
    Interest cost...............................................      4,134
    Expected return on plan assets..............................     (4,560)
    Amortization of net transitional asset......................        (76)
    Increase in valuation allowance at end of year..............        111
                                                                    -------
    Net pension plan expense....................................    $ 8,304
                                                                    =======

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

6.  OTHER ASSETS (CONTINUED)
    Information about Luscar's defined pension benefit plans, in aggregate, is as follows:

                                                                      As at
                                                                  December 31,
                                                                      2000
                                                                  -------------
    ACCRUED BENEFIT OBLIGATION
    Balance, beginning of year..................................    $ 56,751
    Current service costs.......................................       2,480
    Interest cost...............................................       4,134
    Benefits paid...............................................      (1,212)
    Sale of interest in Line Creek mine.........................     (12,842)
                                                                    --------
    Balance, end of year........................................      49,311
                                                                    --------
    PLAN ASSETS
    Fair value, beginning of year...............................      64,252
    Actual return on plan assets................................       6,629
    Employer contributions......................................       1,156
    Benefits paid...............................................      (1,212)
    Sale of interest in Line Creek mine.........................     (12,842)
                                                                    --------
    Fair value, end of year.....................................      57,983
                                                                    --------
    FUNDED STATUS -- SURPLUS....................................       8,672
    Unamortized net actuarial gains.............................      (1,958)
    Unamortized net transitional liability......................         755
                                                                    --------
    Accrued benefit pension asset...............................       7,469
    Valuation allowance.........................................        (111)
                                                                    --------
    Net accrued benefit pension asset...........................    $  7,358
                                                                    ========

    As at December 31, 2000, one of Luscar's defined benefit pension plans had accrued benefit obligations of $4,674 (1999 -- $4,177) which exceeded plan assets with a fair value of $2,192 (1999 -- $990). During the quarter ended March 31, 2001, Luscar fully funded this plan based on updated actuarial information.

7.  LONG-TERM DEBT

                                                                    March 31         December 31
                                                                  ------------   -------------------
                                                                      2001         2000       1999
                                                                  ------------   --------   --------
                                                                  (Unaudited)
    Non-revolving five year term credit facility................    $125,000     $125,000   $111,659
    Non-revolving term credit facility..........................     214,750      221,250    292,250
                                                                    --------     --------   --------
    Long-term bank debt.........................................     339,750      346,250    403,909
    Promissory notes............................................      80,201       81,283     86,439
    Capital lease obligations...................................       8,793        9,284     15,638
                                                                    --------     --------   --------
    Long-term debt..............................................     428,744      436,817    505,986
    Current portion of long-term debt...........................      31,275       30,460     27,917
                                                                    --------     --------   --------
                                                                    $397,469     $406,357   $478,069
                                                                    ========     ========   ========

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

7.  LONG-TERM DEBT (CONTINUED)

    BANK CREDIT FACILITIES

    Luscar's bank credit facilities include an operating line of credit for $150,000, which matures on October 15, 2001 with provision for renewal subject to consent of the bank. The operating line had been utilized to issue letters of credit totalling $62,211 at March 31, 2001 (December 31, 2000 -- $59,944; December 31, 1999 -- $81,207). Total letters of credit issued under the operating line of credit may not exceed $110,000.

    The maximum amount available under the non-revolving five year term credit facility is $125,000, which matures on January 4, 2004, at which time the remaining balance is due. If repaid prior to maturity, the facility will be available to finance future expansion projects, subject to consent by the bank.

    The non-revolving credit facility is repayable by quarterly instalments of $6,500 increasing by $750 on September 30th of each year. This includes Luscar's commitment to make additional payments of $3,750 per quarter until the ratio of senior debt to operating earnings before depreciation and amortization is less than 3 to 1 for two consecutive calendar quarters. The facility matures on January 5, 2004, at which time the remaining balance is due.

    Interest rates applicable under the credit facilities are based on prime lending rates (6.75% at March 31, 2001; 7.5% at December 31, 2000; and 6.5% at December 31, 1999) plus interest rate margins which range from nil to 2.5% (2.5% at March 31, 2001, December 31, 2000, and December 31, 1999)
    depending on the ratio of senior debt to earnings from operations before depreciation and amortization.

    The bank credit facilities are collateralized by a first floating charge over the assets of Luscar Ltd. and include normal covenants for such facilities including the maintenance of certain financial ratios. As at March 31, 2001 Luscar Ltd. was in compliance with all such covenants. Subsequent to March 31, 2001, the bank credit facilities were repaid as described in Note 19.

    PROMISSORY NOTES

                                                                                    December 31
                                                                   March 31,    -------------------
                                                                     2001         2000       1999
                                                                  -----------   --------   --------
                                                                  (Unaudited)
    12.75% promissory note due May 18, 2003.....................    $45,000     $45,000    $45,000
    Less: sinking fund..........................................    (19,877)    (19,527)   (17,762)
                                                                    -------     -------    -------
                                                                     25,123      25,473     27,238
                                                                    -------     -------    -------
    9.625% promissory note due December 30, 2004................     89,300      89,300     89,300
    Less: sinking fund..........................................    (34,222)    (33,490)   (30,099)
                                                                    -------     -------    -------
                                                                     55,078      55,810     59,201
                                                                    -------     -------    -------
                                                                    $80,201     $81,283    $86,439
                                                                    =======     =======    =======

    The promissory notes were issued to finance the acquisition of a dragline and the Poplar River mine in conjunction with long term coal supply agreements with a Crown corporation. The 12.75% promissory note is secured by a chattel mortgage on the dragline and the 9.625% promissory note is secured by the assets, rights and agreements related to the Poplar River mine. The promissory notes and the acquired assets are integral to the coal supply agreements and amounts paid to Luscar for coal supplied include reimbursement for substantially all of the semi-annual interest and sinking fund payments made in respect of the promissory notes. At maturity, Luscar is obligated to repay the promissory notes, net of related sinking funds. Under the provisions of the coal supply agreements, the Crown corporation will immediately reimburse Luscar for the net repayment as a component of the coal price.

    Luscar is required to make annual sinking fund payments of $450 on the 12.75% note and $893 on the 9.625% note. The sinking funds, which are held by the note trustee as collateral for the promissory notes, are invested in fixed income securities issued by federal and provincial governments that mature at or near the maturity date of the related promissory notes. The carrying values of the sinking funds are based on cumulative annual contributions plus accrued investment income. The fair value of the assets held by the sinking funds as at March 31, 2001 was $57,935 (December 31, 2000 -- $57,596; December 31, 1999 -- $51,012).

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

7.  LONG-TERM DEBT (CONTINUED)
    CAPITAL LEASE OBLIGATIONS

    Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest.

    SCHEDULED LONG-TERM DEBT REPAYMENTS

    Scheduled debt repayment requirements for the next five calendar years (for the nine months to December 31, 2001 and 12 month periods thereafter in respect of the March 31, 2001 table) are as follows:

                                                                March 31, 2001                     December 31, 2000
                                                      ----------------------------------   ----------------------------------
                                                      Long-Term                            Long-Term
                                                         Bank      Promissory   Capital       Bank      Promissory   Capital
                                                         Debt        Notes       Leases       Debt        Notes       Leases
                                                      ----------   ----------   --------   ----------   ----------   --------
                                                                 (Unaudited)
    2001............................................   $ 21,000     $ 1,343     $ 1,679     $ 27,500     $ 1,343     $ 2,239
    2002............................................     30,500       1,343       2,201       30,500       1,343       2,201
    2003............................................     33,500      25,120       2,201       33,500      25,465       2,201
    2004............................................    254,750      52,395       2,381      254,750      53,132       2,381
    2005............................................         --          --       1,844           --          --       1,845
                                                       --------     -------     -------     --------     -------     -------
                                                       $339,750     $80,201      10,306     $346,250     $81,283      10,867
                                                       ========     =======     -------     ========     =======     -------
    Less: interest included therein.................                              1,513                                1,583
                                                                                -------                              -------
    Present value of minimum capital lease
      payments......................................                            $ 8,793                              $ 9,284
                                                                                =======                              =======

8.  ACCRUED RECLAMATION COSTS

                                                                                    December 31
                                                                   March 31,    -------------------
                                                                     2001         2000       1999
                                                                  -----------   --------   --------
                                                                  (Unaudited)
    Balance, beginning of period................................    $56,245     $52,306    $52,230
    Reclamation cost provision..................................      3,191      20,493     13,588
    Expenditures incurred.......................................     (2,727)    (14,824)   (13,512)
    Obligations transferred on sale of Line Creek mine..........         --      (1,730)        --
                                                                    -------     -------    -------
    Balance, end of period......................................     56,709      56,245     52,306
    Current portion.............................................     21,002      21,002     12,478
                                                                    -------     -------    -------
                                                                    $35,707     $35,243    $39,828
                                                                    =======     =======    =======

9.  SUBORDINATED NOTES DUE TO LCIF

                                                                                    December 31
                                                                   March 31,    -------------------
                                                                     2001         2000       1999
                                                                  -----------   --------   --------
                                                                  (Unaudited)
    7.5% subordinated notes, due October 1, 2027................   $292,969     $292,969   $292,969
    12.5% subordinated notes, due December 31, 2026.............    350,000      350,000    350,000
                                                                   --------     --------   --------
                                                                   $642,969     $642,969   $642,969
                                                                   ========     ========   ========

    Interest on the subordinated notes is payable quarterly. Effective
    October 1, 1999, Luscar and LCIF agreed to reduce the interest rate on the subordinated notes until Luscar's ratio of senior debt to operating earnings before depreciation and amortization is less than

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

9.  SUBORDINATED NOTES DUE TO LCIF (CONTINUED)
    3 to 1 for two consecutive calendar quarters. The effective interest rate under the subordinated notes is determined by multiplying the coupon interest rate by an interest rate adjustment factor. This factor is calculated by dividing Luscar's forecast distributable cash for the year by the interest amount otherwise payable under the subordinated notes. The interest rate adjustment factor was 0.1704 from January 1, 2000 to March 31, 2001 and 0.6269 from October 1, 1999 to December 31, 1999.

    The 7.5% subordinated notes were reduced from the amount outstanding at the date of the acquisition of Manalta by amounts advanced to LCIF by Luscar Ltd.

    Except as otherwise provided, the subordinated notes are not redeemable or repayable prior to maturity. Luscar has the option to elect to satisfy its obligation to repay the subordinated notes on maturity by the issue of equity securities of Luscar having a value equal to the outstanding subordinated notes.

    From time to time beginning in 2017, Luscar and LCIF will jointly review Luscar's remaining coal resources, the economic conditions relating to the coal industry and the business prospects of Luscar. If either party is of the opinion that Luscar would be unable to refinance the subordinated notes upon maturity on similar terms and conditions, then Luscar shall commence principal repayments such that the subordinated notes are fully repaid upon maturity. In that event, Luscar's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends on its common and special shares.

    In the event that restrictions under the Business Corporations Act (Alberta) preclude Luscar from distributing its available cash in the form of dividends or return of capital, Luscar may make principal repayments on the 7.5% subordinated notes. Such principal repayments may not exceed the amounts Luscar would have distributed in the form of dividends or return of capital were it not for such restrictions.

    The note indenture enables Luscar to redeem certain of the 7.5% subordinated notes before maturity if the holder of such notes is indebted to Luscar by offsetting the amount of such indebtedness against the principal amount of the 7.5% subordinated notes redeemed.

    As discussed in Note 19, Luscar became a wholly owned subsidiary of LCIF, which acquired all of Luscar's common shares pursuant to a unanimous shareholders' agreement.

10. NON-CONTROLLING INTEREST

    Non-controlling interest relates entirely to LCIF's holding of 9,000 special shares of Luscar's subsidiary, Luscar Ltd., and includes:

    (i) the investment in special shares of Luscar Ltd., including amounts paid for the special shares and allocated to contributed surplus;

    (ii) the share of Luscar Ltd.'s deficit to the effective date of the acquisition of Manalta; and

   (iii) the share of Luscar Ltd.'s deficit occurring after the acquisition of Manalta.

    Details of the non-controlling interest are as follows:

                                                                        December 31
                                                                  -----------------------
                                                                     2000         1999
                                                                  ----------   ----------
                                                                  (restated)   (restated)
                                                                   (note 2)     (note 2)
    Investment in special shares of Luscar Ltd. including amount
      allocated to contributed surplus..........................   $180,534     $180,534
    Share of Luscar Ltd.'s deficit..............................    (49,234)     (49,234)
                                                                   --------     --------
    Non-controlling interest at the effective date of the
      acquisition of Manalta....................................    131,300      131,300
    Share of Luscar Ltd. deficit after acquisition of Manalta
      Cumulative share of Luscar Ltd.'s loss....................   (123,890)     (91,077)
      Cumulative dividends paid to LCIF.........................     (7,410)      (7,410)
                                                                   --------     --------
    Non-controlling interest....................................   $     --     $ 32,813
                                                                   ========     ========

    Subsequent to March 31, 2001 Luscar became a wholly owned subsidiary of LCIF as described in Note 19.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

11. SHARE CAPITAL

    AUTHORIZED

    Authorized share capital consists of an unlimited number of common shares and an unlimited number of non-voting special shares. Special shares are entitled to receive a dividend per share equal to 2.5 times the amount of any dividend paid per common share. In the event of dissolution of LCIF, the special shares are convertible into common shares on a one for one basis. The holders of special shares are entitled to share equally with the holders of common shares in any distribution of assets upon liquidation, dissolution or winding up of Luscar or other distribution of Luscar's assets among its shareholders.

    ISSUED

    As described in Note 1, these consolidated financial statements have been prepared on a continuity of interests basis whereby Luscar Coal Ltd. is a continuation of the operations of Luscar Ltd. and transactions and balances prior to the creation of Luscar Coal Ltd. are those of the former
    Luscar Ltd. Accordingly, issued share capital prior to the acquisition of Manalta is that of Luscar Ltd.

                                                                     Common Shares        Special Shares
                                                                  -------------------   -------------------   Contributed
                                                                   Number     Amount     Number     Amount      Surplus
                                                                  --------   --------   --------   --------   -----------
    Balance, December 31, 1997..................................   1,000     $    --     15,434    $    --     $142,936
    Issued on September 30, 1998................................      --          --      3,929         --       37,598
                                                                   -----     -------    -------    -------     --------
    Balance before effective date of acquisition of Manalta.....   1,000          --     19,363         --      180,534
    Special shares in Luscar Ltd. held by LCIF reclassified as
      non-controlling interest..................................      --          --    (19,363)        --     (180,534)
    Special shares issued to LCIF on acquisition of Manalta
      (note 3)..................................................      --          --      7,600     14,191           --
                                                                   -----     -------    -------    -------     --------
    Balance, December 31, 1998, 1999, 2000 and March 31, 2001...   1,000     $    --      7,600    $14,191     $     --
                                                                   =====     =======    =======    =======     ========

    On September 30, 1998, LCIF acquired additional special shares of Luscar Ltd. on receipt of the balance of the proceeds from a September 1997 public financing. The special shares were issued at a price of $9.57 per share, as negotiated by the parties. The 19,363 special shares in Luscar Ltd. held by LCIF at the date of the acquisition of Manalta were exchanged for 9,000 special shares of LL upon the amalgamation of Luscar Ltd. and Manalta. LCIF's holding of 9,000 special shares of LL represents a non-controlling interest in LL with the controlling interest being represented by Luscar's holding of all of LL's common shares. The 1,000 common shares of Luscar Ltd. held by LMC at the date of the acquisition of Manalta were exchanged for 1,000 common shares of Luscar. All of the common shares were issued for nominal consideration. Except for the 7,600 special shares issued to LCIF in connection with the acquisition of Manalta, consideration received from the issue of special shares to LCIF was allocated to contributed surplus, net of a nominal amount allocated to share capital.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

12. INTEREST EXPENSE

    Interest expense consists of the following:

                                                                Three Months Ended                   Year Ended
                                                                     March 31                       December 31
                                                             -------------------------   ----------------------------------
                                                                2001          2000         2000         1999         1998
                                                             -----------   -----------   --------   ------------   --------
                                                             (Unaudited)   (Unaudited)
    Operating line of credit...............................    $   632       $ 1,992     $ 2,319      $  4,046     $ 3,957
    Long-term bank debt....................................      8,116         9,590      40,255        31,074         790
    Promissory notes.......................................      2,724         2,959      10,520         9,777       2,717
    Capital leases.........................................        110           234       1,105         1,344         231
                                                               -------       -------     -------      --------     -------
                                                                11,582        14,775      54,199        46,241       7,695
    Income tax reassessments...............................       (646)            5          77           109        (110)
    Other..................................................     (2,936)          314      (1,834)          932        (535)
    Capitalized interest...................................         --            --          --        (5,498)     (2,579)
                                                               -------       -------     -------      --------     -------
    Other interest expense.................................      8,000        15,094      52,442        41,784       4,471
    Subordinated notes.....................................      2,762         2,785      11,200        59,593      54,336
                                                               -------       -------     -------      --------     -------
    Interest expense.......................................    $10,762       $17,879     $63,642      $101,377     $58,807
                                                               =======       =======     =======      ========     =======

    Interest expense on promissory notes for the three months ended March 31, 2001 is net of income of $857 earned on the related sinking fund assets ($616 for the three months ended March 31, 2000, $3,813, $4,306 and $654 for the years ended December 31, 2000, 1999 and 1998).

13. INCOME TAXES

    The components of the net future income tax liability are as follows:

                                                                                      December 31
                                                                   March 31,    -----------------------
                                                                     2001          2000         1999
                                                                  -----------   ----------   ----------
                                                                  (restated)    (restated)   (restated)
                                                                   (note 2)      (note 2)     (note 2)
                                                                  (Unaudited)
    FUTURE INCOME TAX LIABILITIES
    Capital assets..............................................   $555,961      $556,499     $605,495
    Overburden removal costs....................................     10,037         9,980       11,908
                                                                   --------      --------     --------
                                                                    565,998       566,479      617,403
                                                                   --------      --------     --------
    FUTURE INCOME TAX ASSETS
    Accrued reclamation and other items not currently
      deductible................................................     19,807        18,477       22,304
    Net operating losses carried forward........................     17,228        17,228       16,756
                                                                   --------      --------     --------
                                                                     37,035        35,705       39,060
                                                                   --------      --------     --------
    Net future income tax liability.............................   $528,963      $530,774     $578,343
                                                                   ========      ========     ========

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

13. INCOME TAXES (CONTINUED)
    The provisions for income taxes differ from the result which would be obtained by applying the combined Canadian federal and provincial statutory income tax rates to loss before income taxes and non-controlling interest. This difference is explained below:

                                                                Three Months Ended                    Year Ended
                                                                     March 31                        December 31
                                                             -------------------------   ------------------------------------
                                                                2001          2000          2000         1999         1998
                                                             -----------   -----------   ----------   ----------   ----------
                                                             (restated)    (restated)    (restated)   (restated)   (restated)
                                                              (note 2)      (note 2)      (note 2)     (note 2)     (note 2)
                                                             (Unaudited)   (Unaudited)
    (Loss) before income taxes and non-controlling
      interest.............................................   $  1,177      $ (9,422)    $(105,405)   $(252,283)    $(18,937)
    Statutory income tax rate..............................     45.18%        45.17%        45.17%       45.07%       44.91%
                                                              --------      --------     ---------    ---------     --------
    Expected income tax (recovery).........................   $    532      $ (4,256)    $ (47,611)   $(113,704)    $ (8,505)
    Effect on income tax of:
      Excess of statutory resource allowance over
        non-deductible Crown charges.......................     (2,343)       (1,916)       (2,045)      (8,336)      (5,635)
      Large corporation's tax..............................        705           832         2,992        3,245        2,012
      Other................................................     (2,444)          (35)        1,192       10,120          180
                                                              --------      --------     ---------    ---------     --------
    Income tax (recovery)..................................   $ (3,550)     $ (5,375)    $ (45,472)   $(108,675)    $(11,948)
                                                              ========      ========     =========    =========     ========
    Current................................................     (1,740)          832         2,097        3,245        1,089
    Future.................................................     (1,810)       (6,207)      (47,569)    (111,920)     (13,037)
                                                              --------      --------     ---------    ---------     --------
    Income tax (recovery)..................................   $ (3,550)     $ (5,375)    $ (45,472)   $(108,675)    $(11,948)
                                                              ========      ========     =========    =========     ========

    Included in the other line item in the reconciliation table above are tax provisions and tax recoveries in respect of potential and actual income tax reassessments.

    At December 31, 2000, the following deductions were available to claim against future taxable income:

                                                                   Max. Annual
                                                                  Rate of Claim
                                                                  -------------
    Underappreciated capital cost...............................       25%        $209,904
    Canadian development expense................................       30%           5,965
    Canadian exploration expense................................      100%           4,611
    Other.......................................................       10%           7,200
                                                                                  --------
                                                                                  $227,680
                                                                                  ========

    At December 31, 2000, Luscar had the following non-capital losses carried forward:

    2004........................................................  $16,027
    2005........................................................    1,576
    2006........................................................   20,538
                                                                  -------
                                                                  $38,141
                                                                  =======

    As a result of the change in control of Luscar described in Note 19, these non-capital losses will expire in 2003, 2004 and 2005.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

14. RELATED PARTY TRANSACTIONS

    Luscar advanced funds to LCIF during 1998 to finance a portion of the Manalta acquisition costs and other associated costs. Interest, based on Luscar's borrowing rates, amounting to $5,844 was paid by LCIF to Luscar in 1998. The advances were repaid on December 31, 1998.

    LCIF reimburses Luscar for investor relations activities performed on behalf of LCIF in the amount of $100 per annum plus disbursements. Such costs amounted to $96 and $66 for the three month periods ended March 31, 2001 and 2000 respectively and $113, $108 and $108 for the years ended December 31, 2000, 1999 and 1998 respectively. These transactions are recorded at their exchange amounts.

15. SEGMENT INFORMATION

    Luscar owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. Luscar's mining operations have similar economic and operating characteristics, customers and products and have been aggregated for the purposes of segment reporting.

    PRODUCTS

                                    Three Months Ended March 31            Year Ended December 31
                           ---------------------------------------------   ---------------------
                                   2001                    2000                    2000
                           ---------------------   ---------------------   ---------------------
                            Revenue      Sales      Revenue      Sales      Revenue      Sales
                           ---------   ---------   ---------   ---------   ---------   ---------
                                       (tonnes)                (tonnes)                (tonnes)
                           (restated -- note 2)    (restated -- note 2)    (restated -- note 2)
                                (Unaudited)             (Unaudited)
    Metallurgical........  $ 41,642        732     $ 55,809      1,047     $246,628      4,405
    Thermal..............   116,270      8,747      110,290      8,883      410,424     32,978
                           --------      -----     --------      -----     --------     ------
                           $157,912      9,479     $166,099      9,930     $657,052     37,383
                           ========      =====     ========      =====     ========     ======

                                    Year Ended December 31
                           ---------------------------------------------
                                   1999                    1998
                           ---------------------   ---------------------
                            Revenue      Sales      Revenue      Sales
                           ---------   ---------   ---------   ---------
                                       (tonnes)                (tonnes)
                           (restated -- note 2)    (restated -- note 2)

    Metallurgical........  $316,554      5,153     $135,853      1,882
    Thermal..............   399,881     33,824      308,007     19,109
                           --------     ------     --------     ------
                           $716,435     38,977     $443,860     20,991
                           ========     ======     ========     ======

    GEOGRAPHIC AREAS

                                    Three Months Ended March 31            Year Ended December 31
                           ---------------------------------------------   ---------------------
                                   2001                    2000                    2000
                           ---------------------   ---------------------   ---------------------
                            Revenue      Sales      Revenue      Sales      Revenue      Sales
                           ---------   ---------   ---------   ---------   ---------   ---------
                                       (tonnes)                (tonnes)                (tonnes)
                           (restated -- note 2)    (restated -- note 2)    (restated -- note 2)
                                (Unaudited)             (Unaudited)
    Japan................  $ 20,241        381     $ 38,953        830     $148,797      3,019
    Korea................    22,343        462       20,096        520       62,656      1,586
    United States........     5,478         42        6,831         70       52,887        642
    South America........     8,645        210       14,081        365       49,030      1,264
    Other................    13,626        247       14,122        309       32,794        676
                           --------      -----     --------      -----     --------     ------
    Total Export.........    70,333      1,342       94,083      2,094      346,164      7,187
    Canada...............    87,579      8,137       72,016      7,836      310,888     30,196
                           --------      -----     --------      -----     --------     ------
                           $157,912      9,479     $166,099      9,930     $657,052     37,383
                           ========      =====     ========      =====     ========     ======

                                    Year Ended December 31
                           ---------------------------------------------
                                   1999                    1998
                           ---------------------   ---------------------
                            Revenue      Sales      Revenue      Sales
                           ---------   ---------   ---------   ---------
                                       (tonnes)                (tonnes)
                           (restated -- note 2)    (restated -- note 2)

    Japan................  $218,017      3,864     $152,705      2,909
    Korea................    68,061      1,629       82,317      1,666
    United States........    41,232        542       21,778        255
    South America........    54,105      1,367       11,225        297
    Other................    42,595        885       11,945        201
                           --------     ------     --------     ------
    Total Export.........   424,010      8,287      279,970      5,328
    Canada...............   292,425     30,690      163,890     15,663
                           --------     ------     --------     ------
                           $716,435     38,977     $443,860     20,991
                           ========     ======     ========     ======

    Export coal sales are generally denominated in U.S. currency.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

15. SEGMENT INFORMATION (CONTINUED)
    MAJOR CUSTOMERS

    Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue by type of coal, is as follows:

                                    Three Months Ended March 31            Year Ended December 31
                           ---------------------------------------------   ---------------------
                                   2001                    2000                    2000
                           ---------------------   ---------------------   ---------------------
                            Revenue     Number      Revenue     Number      Revenue     Number
                           ---------   ---------   ---------   ---------   ---------   ---------
                           (restated -- note 2)    (restated -- note 2)    (restated -- note 2)
                                (Unaudited)             (Unaudited)
    Metallurgical........   $27,771        3        $ 7,298        1       $ 56,497        2
    Thermal..............   $94,610        4        $79,305        4       $317,679        4

                                    Year Ended December 31
                           ---------------------------------------------
                                   1999                    1998
                           ---------------------   ---------------------
                            Revenue     Number      Revenue     Number
                           ---------   ---------   ---------   ---------
                           (restated -- note 2)    (restated -- note 2)

    Metallurgical........  $ 81,777        2       $ 57,634        3
    Thermal..............  $291,516        4       $212,344        4

    Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

16. JOINT VENTURES

    Luscar conducts a portion of its exploration, development and mining operations through its 50% interests in the Cardinal River joint venture (which operates the Luscar mine and Cheviot project) and the Line Creek joint venture (formed on December 31, 2000 to operate the Line Creek mine). A portion of Luscar's cash flow from operations, operating margin and capital expenditures is derived from the joint ventures. Coal production is allocated to each of the joint venture participants who are separately responsible for marketing their share of the coal production, and therefore the joint ventures do not derive revenues from the sale of coal. Luscar's share of operating expenses related to mining activities is included in the cost of inventories and charged to operations as revenues are recognized.

    Luscar's share of the assets and liabilities and expenses and cash flow operated by the joint ventures is:

                                                                           March 31                   December 31
                                                                  ---------------------------   -----------------------
                                                                      2001           2000          2000         1999
                                                                  ------------   ------------   ----------   ----------
                                                                  (Unaudited)    (Unaudited)    (restated)   (restated)
    Current assets..............................................    $ 53,386       $33,206       $ 56,724     $37,579
    Current liabilities.........................................     (15,512)       (4,999)       (12,885)     (5,156)
                                                                    --------       -------       --------     -------
    Working Capital.............................................      37,874        28,207         43,839      32,423
    Capital assets, net of accumulated
      depreciation and amortization.............................      73,199        14,810         74,012      13,493
    Accrued reclamation costs...................................      (8,090)       (5,543)        (8,400)     (5,403)
    Obligations under capital lease.............................      (3,812)           --         (3,961)         --
                                                                    --------       -------       --------     -------
                                                                    $ 99,171       $37,474       $105,490     $40,513
                                                                    ========       =======       ========     =======

    Share of expenses and cash flows of joint ventures are as follows:

                                                                   Three Months Ended                  Year Ended
                                                                        March 31                      December 31
                                                               ---------------------------   ------------------------------
                                                                   2001           2000         2000       1999       1998
                                                               ------------   ------------   --------   --------   --------
                                                               (Unaudited)    (Unaudited)
    Expenses.................................................    $ 40,101       $ 18,197     $ 68,232   $ 77,057   $ 70,251
    Cash flow from operations................................     (34,396)       (15,184)     (63,866)   (62,389)   (70,401)
    Cash flow from investing activities......................      (1,393)          (412)        (825)    (1,560)    (1,738)

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

17. STATEMENTS OF CASH FLOWS

    The consolidated statements of cash flows have been prepared to reflect only cash flows from operating, investing and financing activities and exclude certain non-cash transactions, which are disclosed elsewhere in these financial statements.

    The change in non-cash working capital is as follows:

                                                              Three Months Ended                     Year Ended
                                                                   March 31                         December 31
                                                          ---------------------------   ------------------------------------
                                                              2001           2000          2000         1999         1998
                                                          ------------   ------------   ----------   ----------   ----------
                                                           (restated)     (restated)    (restated)   (restated)   (restated)
                                                            (note 2)       (note 2)      (note 2)     (note 2)     (note 2)
                                                          (Unaudited)    (Unaudited)
    Accounts receivable.................................    $(9,004)       $ 1,362       $  1,939     $   (156)    $ (6,413)
    Income taxes recoverable and payable................     (1,373)           535            412        2,818       (2,101)
    Inventories.........................................      5,553         (4,966)            44       19,543      (17,596)
    Overburden removal costs............................        370            (45)          (229)         (87)      (3,321)
    Prepaid expenses....................................      2,909          1,787         (1,409)      (5,163)         899
    Accounts payable and accrued charges................      9,509           (627)       (16,800)     (21,645)     (11,534)
    Due to LCIF.........................................         --           (200)          (399)        (639)       1,568
                                                            -------        -------       --------     --------     --------
                                                            $ 7,964        $(2,154)      $(16,442)    $ (5,329)    $(38,498)
                                                            =======        =======       ========     ========     ========

    Interest and income taxes paid (recovered) are as follows:

                                                                     Three Months Ended                  Year Ended
                                                                          March 31                      December 31
                                                                 ---------------------------   ------------------------------
                                                                     2001           2000         2000       1999       1998
                                                                 ------------   ------------   --------   --------   --------
                                                                 (Unaudited)    (Unaudited)
    Interest...................................................     $5,982        $18,667      $69,750    $110,925   $54,878
    Income taxes...............................................        651            651        2,604       2,455     1,040

18. COMMITMENTS AND CONTINGENCIES

    Luscar has entered into an interest rate swap with a Canadian chartered bank, which effectively fixes the rate of interest on $100,000 of long term bank debt at 5.72% per annum plus the applicable interest rate margin. As at December 31, 2000 and March 31, 2001, the unrealized loss on the interest rate swap contract based on dealer quotes was $1,136 and $2,234 respectively.

    Luscar has entered into forward currency exchange contracts with Canadian chartered banks to sell U.S. currency which it expects to receive pursuant to long-term sales agreements, thereby reducing the impact on export revenues caused by fluctuations in the rate of exchange between U.S. and Canadian currencies. Luscar does not trade in derivative securities for profit therefore gains and losses relating to these hedging activities are recognized as revenues as at the settlement dates. The unrealized loss on such contracts at March 31, 2001 and December 31, 2000 follows:

                                                         As at March 31, 2001                  As at December 31, 2000
                                                --------------------------------------   -----------------------------------
                                                Exchange      Contract     Unrealized    Exchange    Contract    Unrealized
                                                  Rate         Amount         Loss         Rate       Amount        Loss
                                                  $U.S.        $U.S.          $CAD         $U.S.       $U.S.        $CAD
                                                ---------   ------------   -----------   ---------   ---------   -----------
                                                            (Unaudited)
    YEAR OF SETTLEMENT:
    2001......................................   0.6811        60,000         5,964       0.6807       80,000       1,874
    2002......................................   0.6761        20,000         1,733       0.6761       20,000         267
                                                               ------         -----                   -------       -----
                                                               80,000         7,697                   100,000       2,141
                                                               ======         =====                   =======       =====

    Unrealized losses are based on forward contract rates available on December 31, 2000 and March 31, 2001.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

19. SUBSEQUENT EVENTS

    On March 8, 2001, Luscar Energy Partnership ("LEP", formerly known as Sherritt Coal Partnership) made a formal offer to acquire 100% of the trust units and convertible debentures of LCIF. On May 11, 2001, LEP held sufficient trust units and convertible debentures to enable LEP to acquire the remaining trust units and cause LCIF to redeem the remaining convertible debentures. During the course of the acquisition, LCIF acquired the common shares of Luscar for one dollar pursuant to a unanimous shareholders' agreement. Accordingly, the acquisition of LCIF was effective for accounting purposes May 11, 2001 and subsequent future financial statements for Luscar will be consolidated in the financial statements of LEP.

    Luscar's bank credit facilities are governed by an agreement that defines change of control as an event of default. The bank has agreed not to exercise its rights to demand repayment under this provision before October 15, 2001. On October 10, 2001, Luscar issued US$275,000 of 9.75% senior notes due October 15, 2011. The proceeds were used to repay all of Luscar's existing bank credit facilities.

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements of Luscar have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States GAAP. Canadian GAAP differs from United States GAAP in the following respects:

    A.  STATEMENTS OF EARNINGS

                                                                          Three Months Ended            Year Ended
                                                                               March 31                 December 31
                                                                      ---------------------------   -------------------
                                                                          2001           2000         2000       1999
                                                                      ------------   ------------   --------   --------
                                                                      (Unaudited)    (Unaudited)
        NET EARNINGS (LOSS) UNDER
          CANADIAN GAAP.............................................    $ 4,727        $(1,619)     $(27,120)  $(57,442)
        Impact of United States GAAP:
        Write-down of mining properties(a)..........................         --             --         7,557    (11,017)
        Reduction of depreciation of mining properties(b)...........        175            172           691         --
        Additional pension expense(c)...............................         --            (26)         (102)      (479)
        Change in accounting policies(d)............................      3,176            398          (238)    (1,946)
        Derivative financial instruments(e).........................     (4,389)            --            --         --
        Share of adjustments attributable to non-controlling
          interest..................................................         --           (326)       (8,246)     8,065
                                                                        -------        -------      --------   --------
        NET EARNINGS (LOSS) UNDER UNITED STATES GAAP................    $ 3,689        $(1,401)     $(27,458)  $(62,819)
                                                                        =======        =======      ========   ========
        EARNINGS (LOSS) PER SHARE:
        Common shares...............................................       0.07          (0.03)        (1.04)     (3.14)
        Special shares..............................................       0.48          (0.18)        (6.71)    (20.25)

    B.  STATEMENTS OF COMPREHENSIVE INCOME

       Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This standard defines comprehensive income as all changes in equity other than those

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP. Luscar's comprehensive earnings determined in accordance with United States GAAP would be as follows:

                                                                          Three Months Ended            Year Ended
                                                                               March 31                 December 31
                                                                      ---------------------------   -------------------
                                                                          2001           2000         2000       1999
                                                                      ------------   ------------   --------   --------
                                                                      (Unaudited)    (Unaudited)
        (I) CURRENT PERIODS
            NET EARNINGS (LOSS) UNDER UNITED STATES GAAP............     $3,689        $(1,401)     $(27,458)  $(62,819)
            Other comprehensive income net of tax:
              Minimum pension liability (c).........................        543             47           188        957
              Derivative financial instruments (e)..................       (499)            --            --         --
                                                                         ------        -------      --------   --------
            COMPREHENSIVE INCOME (LOSS).............................     $3,733        $(1,354)     $(27,270)  $(61,862)
                                                                         ======        =======      ========   ========
        (II) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
            BALANCE, BEGINNING OF PERIOD............................       (543)          (731)         (731)    (1,688)
            Cumulative effect of adoption of SFAS 133 (e)...........        (17)            --            --         --
            Change for the period...................................         44             47           188        957
                                                                         ------        -------      --------   --------
            BALANCE, END OF PERIOD..................................     $ (516)       $  (684)     $   (543)  $   (731)
                                                                         ======        =======      ========   ========

    C.  CONSOLIDATED BALANCE SHEETS

                                                                                            As at December 31
                                                                      As at March 31,    -----------------------
                                                                            2001            2000         1999
                                                                      ----------------   ----------   ----------
                                                                        (Unaudited)
        ASSETS
        Current assets..............................................     $  193,618      $  186,313   $  211,201
        Capital assets..............................................      1,447,901       1,467,197    1,633,926
        Other assets................................................         72,702          72,017       68,720
                                                                         ----------      ----------   ----------
                                                                         $1,714,221      $1,725,527   $1,913,847
                                                                         ==========      ==========   ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
        Current liabilities.........................................     $  145,143      $  152,408   $  170,249
        Long-term debt..............................................      1,094,538       1,102,343    1,168,899
        Other liabilities...........................................         35,707          35,243       51,118
        Future income taxes.........................................        522,231         522,646      558,858
        Non-controlling interest....................................             --              --       24,567
        Share capital...............................................         14,191          14,191       14,191
        Deficit.....................................................        (97,073)       (100,761)     (73,304)
        Accumulated other comprehensive income (loss)...............           (516)           (543)        (731)
                                                                         ----------      ----------   ----------
                                                                         $1,714,221      $1,725,527   $1,913,847
                                                                         ==========      ==========   ==========

       (A) WRITE-DOWN OF MINING PROPERTIES

        Under Canadian GAAP, when conditions indicate that the estimated future net cash flow from a group of mining properties may be less than its net carrying amount less related accumulated provision for future removal and site restoration costs and future income taxes, an impairment test is applied to determine whether the assets should be written-down. The impairment test ensures that the carrying value of mining properties does not exceed the sum of estimated undiscounted future net cash flows from the related assets.

        In 1999, Luscar recorded a $172,824 write-down of certain of its mining properties and a related tax savings of $70,257 under Canadian GAAP. Under United States GAAP, impairment provisions are calculated based on estimated discounted future cash flows. An additional write-down of $16,649 and a related tax savings of $5,632 is required under United States GAAP.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
        During the quarter ended June 30, 2000, Luscar recorded a write-down of its Gregg River mining assets of $25,266 and a related tax savings of $8,560 under Canadian GAAP. Under United States GAAP, $7,557 (net of tax) of this write-down was provided for in the 1999 impairment provision.

       (B) DEPRECIATION OF MINING PROPERTIES

        As a result of the additional write-down of mining properties under United States GAAP in 1999 indicated in (a), the depreciation and amortization of mining properties was reduced by $261, $1,044 and $261 ($172, $691 and $175 net of tax) respectively for the three months ended March 31, 2000, the year ended December 31, 2000 and the three months ended March 31, 2001.

       (C) PENSION EXPENSE

        Under United States GAAP, Luscar is required to present its results for 1999 and subsequent periods as if the pension requirements of Statement of Financial Accounting Standards No. 87 (SFAS 87) had been applied for the 1999 year with effect from January 1, 1999. Accordingly, Luscar has adjusted its earnings for 1999 and 2000 to reflect the application of SFAS 87 with effect from January 1, 1999. The following table summarizes the additional pension disclosure for the year ended December 31, 1999 in accordance with United States GAAP.

                                                                            1999
                                                                          --------
            PENSION EXPENSE
            Current service cost -- defined benefit.....................  $ 2,383
                               -- defined contribution..................    7,498
            Interest cost...............................................    3,815
            Expected return on plan assets..............................   (4,271)
            Amortization of net transitional asset......................     (506)
            Increase in valuation allowance at end of year..............      404
                                                                          -------
            Net pension plan expense....................................    9,323
                                                                          =======
            ACCRUED BENEFIT OBLIGATION
            Balance, beginning of year..................................  $51,765
            Current service costs.......................................    2,383
            Interest cost...............................................    3,815
            Benefits paid...............................................   (1,212)
                                                                          -------
            Balance, end of year........................................  $56,751
                                                                          =======
            PLAN ASSETS
            Fair value, beginning of year...............................  $60,621
            Actual return on plan assets................................    4,055
            Employer contributions......................................      788
            Benefits paid...............................................   (1,212)
                                                                          -------
            Fair value, end of year.....................................  $64,252
                                                                          =======
            Funded status -- surplus....................................  $ 7,501
            Unamortized net actuarial gains.............................     (359)
            Unamortized net transitional asset..........................   (1,070)
                                                                          -------
            Net accrued benefit pension asset...........................    6,072
            Valuation allowance.........................................     (404)
                                                                          -------
            Net carrying value..........................................  $ 5,668
                                                                          =======

        United States GAAP also requires the recognition of a minimum pension liability for defined benefit plans that are unfunded. The initial recognition and subsequent adjustments to the minimum pension liability are required to be reflected in comprehensive income.

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
       (D) CHANGE IN ACCOUNTING POLICIES

        In fiscal 2001, Luscar changed its accounting policy for revenue recognition and coal inventory valuation. Under United States GAAP, a change in accounting policy resulting from the guidance of SAB 101 is required to be accounted for as an adjustment to earnings in the year of the change. The change was accounted for retroactively under Canadian GAAP resulting in an increase in shareholders' equity at December 31, 1998 of $143 and a restatement of earnings for 1999 and 2000. The cumulative effect of this change in accounting policy is reflected as a change in earnings for the three month period ended March 31, 2001 under United States GAAP.

       (E) DERIVATIVE FINANCIAL INSTRUMENTS

        Under United States GAAP, Luscar is required to adopt Statement of Financial Accounting Standards No. 133 (SFAS 133) and its related amendments SFAS 137 and SFAS 138, with effect from January 1, 2001.
        SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Subsequent to January 1, 2001, derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately.

        At January 1, 2001 Luscar had an interest rate swap contract to manage interest rate risk on long-term debt. Luscar also had forward currency exchange contracts, which are utilized to manage the economic risk associated with future revenue flows denominated in United States dollars, and fixed price energy purchase contracts covering future committed and anticipated energy requirements.

        In accordance with the transition provisions of SFAS 133, Luscar recorded a cumulative-effect type adjustment of $30 ($17 net of tax) in accumulated other comprehensive income to recognize the effective portion of the fair value of all derivatives that were designated as cash-flow type hedges as at December 31, 2000. For the three months ended March 31, 2001, Luscar reclassified a gain of $892 ($499 net of tax) to earnings as an adjustment from accumulated other comprehensive income. Luscar expects to reclassify a gain of $855 ($479 net of tax) to earnings during the next twelve months, and the balance thereafter, from the transition adjustment that was recorded in accumulated other comprehensive income.

        Luscar uses derivative financial instruments to manage the economic risks associated with debt, foreign currency forecasted transactions and forecasted energy requirements. Because Luscar did not anticipate the need to prepare its financial statements in accordance with United States GAAP, Luscar has not documented these instruments to qualify them for hedge accounting. Subsequent to January 1, 2001 and the adoption of SFAS 133, Luscar has not made a determination whether the use of these instruments will qualify for hedge accounting in the future. For the three months ended March 31, 2001, Luscar recorded the fair value of these economic hedging instruments as other assets or other liabilities. Luscar recorded a loss resulting from the changes in fair value of these derivative instruments of $8,727 ($4,889 net of tax) in earnings, which does not include reclassifications of other comprehensive income discussed above.

        Luscar's energy purchase strategy is to acquire a reliable supply of electricity and natural gas in a manner that minimizes volatility without undue risk. Luscar has entered into energy purchase contracts to hedge the future cost of the committed and anticipated energy requirements for its mining operations. Luscar enters into these fixed price contracts to reduce price risk, not for speculative purposes.

                                                                                  As at                   As at
                                                                              March 31 2001         December 31 2000
                                                                          ---------------------   ---------------------
                                                                          Purchase    Contract    Purchase    Contract
                                                                            Price      Volume       Price      Volume
                                                                          ---------   ---------   ---------   ---------
            Natural gas (gigajoules)....................................    $3.17        304        $3.17        500

       (F) PROMISSORY NOTES

        Under United States GAAP, the offsetting of assets and liabilities in the balance sheet is not permitted except when a right of setoff exists. A right of setoff requires that each of two parties owes the other determinable amounts and that the reporting party has the right to set off the amount owed with the amount owed by the other party. The sinking funds, which have been

                                LUSCAR COAL LTD.

    (INFORMATION AS AT MARCH 31, 2001 AND FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 2001 AND 2000 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) setoff against the promissory notes under Canadian GAAP, do not qualify for offsetting under United States GAAP. The sinking funds are therefore reflected as other assets under United States GAAP.

       (G) EMPLOYEE TERMINATION BENEFITS

        United States GAAP requires additional disclosure regarding employee termination provisions. The information provided below relates to provisions for employee terminations made by Luscar. The provision related to the Manalta acquisition was included as a liability in the acquisition and the other provisions were charged to cost of sales.

                                                   Manalta Acquisition      Gregg River Closure      Luscar Mine Closure
                                                  ----------------------   ----------------------   ----------------------
                                                  Employees     Amounts    Employees     Amounts    Employees     Amounts
                                                  ----------   ---------   ----------   ---------   ----------   ---------
            Accrued during 1998.................     106       $ 18,500         --       $    --        --        $    --
            Paid during 1998....................     (86)        (5,745)        --            --        --             --
                                                     ---       --------       ----       -------       ---        -------
            Balance, December 31, 1998..........      20         12,755         --            --        --             --
            Paid during 1999....................     (11)        (1,241)        --            --        --             --
                                                     ---       --------       ----       -------       ---        -------
            Balance, December 31, 1999..........       9         11,514         --            --        --             --
            Accrued during 2000.................      --             --        287         5,225       360          3,947(1)
            Paid during 2000....................      (9)       (10,969)      (194)       (3,295)       --             --
            Adjustments 2000....................      --           (545)       (16)         (394)       --             --
                                                     ---       --------       ----       -------       ---        -------
            Balance, December 31, 2000..........      --             --         77         1,536       360          3,947(1)
            Paid during 2001....................      --             --        (34)         (358)      (31)          (236)(1)
                                                     ---       --------       ----       -------       ---        -------
            Balance, March 31, 2001.............      --       $     --         43       $ 1,178       329        $ 3,711
                                                     ===       ========       ====       =======       ===        =======

        -----------------------

        (1) Luscar's 50% share

       (H) OTHER DISCLOSURES

        United States GAAP does not permit the disclosure of the subtotals of operating earnings before depreciation and amortization and before interest in the consolidated statements of earnings. Furthermore, United States GAAP does not permit the disclosure of the subtotal of the cash provided by operating activities before change in non-cash working capital in the consolidated statements of cash flows.

       (I) NEW ACCOUNTING STANDARDS

        SFAS NO. 141 -- BUSINESS COMBINATIONS; SFAS NO. 142 -- GOODWILL
        AND OTHER INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board approved Statement No. 141, Business Combinations
        (SFAS 141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Those statements will change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. SFAS 142 will be applicable for fiscal years beginning after December 15, 2001; however earlier adoption is permitted for companies with fiscal years beginning on or after March 15, 2001. Luscar has not yet determined the effects of the new standards, if any, on its financial statements.

        SFAS NO. 143 -- ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.  In
        June 2001, the Financial Accounting Standards Board approved Statement No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is applicable for years beginning after June 15, 2002. Luscar has not yet determined the effects of the new standard, if any, on its financial statements.

21. COMPARATIVE FIGURES

    Certain comparative figures for prior periods have been reclassified to conform to the presentation in the current period financial statements.

                                   APPENDIX D
                   INDEPENDENT OPINION OF NORWEST CORPORATION
                         REGARDING LINE CREEK MINE PLAN
                               AND COST ESTIMATES

[GRAPHIC]

SUITE 400, 205 - 9TH AVE SE
CALGARY, ALBERTA CANADA T2G 0R3
TEL (403) 237-7763
FAX (403) 263-4086

December 02, 2002

SHERRITT COAL ACQUISITION INC.,
a corporation wholly owned by,
SHERRITT COAL PARTNERSHIP II
5th Floor, 1133 Yonge Street
Toronto, Ontario
M4T 2Y7

       OPINION REGARDING LINE CREEK MINE MINING PLANS AND COST ESTIMATES

Norwest Corporation ("Norwest") is an established international engineering consulting company within the energy and mineral resource industry. Norwest specializes in providing services ranging from resource assessment, mine and geotechnical engineering to emissions engineering and management. Norwest operates out of offices in Canada, United States, Australia, United Kingdom, Indonesia and India.

Norwest was retained by Sherritt Coal Acquisition Inc. ("SCAI") to review the geology, mine plans and cost estimates pertaining to the Line Creek Mine for a ten year period commencing January 1, 2003. The Line Creek Mine is located approximately 25 kilometres north of Sparwood, British Columbia. The mine is owned as to 50%, indirectly, by Luscar Energy Partnership ("Luscar") and 50%, indirectly, by CONSOL Energy Inc. ("CONSOL").

The scope of the review by Norwest included, among other things, the following:

    (i) review of information concerning the historical performance of the Line Creek Mine disclosed in Appendix A of the Notice of Variation by SCAI in respect of its offer to purchase all of the outstanding common shares of Fording Inc.;

    (ii) inspection of the site;

   (iii) review of mine engineering, scheduling and planning basis and the resulting schedules and mine equipment requirement estimates;

    (iv) review of the mine cost model for reasonableness and completeness and validation of the resulting cost of clean coal, free on board, rail car;

    (v) review of the geological models used in the ten-year mine plan to confirm their adequacy and suitability for planning purposes; and

    (vi) identification of principal risks associated with cost estimates of coal production in the future.

In conducting its review Norwest worked with the staff of SCAI and Luscar including representatives from the Line Creek Mine site management. In addition, throughout the review, Norwest relied upon reviews completed

                                        CALGARY \ SALT LAKE                        WWW.NORWESTCORP.COM
                    CITY \ VANCOUVER \ BRISBANE \ ASHLAND \ LONDON \ JAKARTA \ CALCUTTA

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 2 OF 8
------------------------------------------------------------------------------------------------


by its staff on the Line Creek Mine on behalf of Luscar and CONSOL. Norwest believes that the staff responsible for the operations of the Line Creek Mine is competent and capable of executing the ten year mine plan reviewed herein. Norwest also understands that the mine operating personnel are involved in a continuous improvement program designed to improve upon the ten year mine plan assumptions. This review does not take into account optimizations beyond the cost savings anticipated in the cost estimates as a result of the continuous improvement program.

GEOLOGY AND RESERVES

Norwest reviewed the coal reserves of the Line Creek Mine that will be mined during the ten year mine plan period. This included coal supplied from the following pit areas: (i) North Line Creek, (ii) Horseshoe Ridge, (iii) MSAW;
(iv) MSAW Extension; (v) South Pit; and (vi) Saddle.

Norwest reviewed in detail the methodology used in developing reserve estimates including geological interpretations, quality parameters and geological modeling.

As part of Norwest's review, geophysical logs and seam thicknesses were checked on a random basis, to confirm that the appropriate geophysical logs were utilized and to ensure that systematic errors, such as persistent optimistic picks of the coal seam contacts were not occurring. The hole locations, angles, and deviations were also checked in two areas.

Norwest also reviewed the drilling spacing at the mine for exploration and pit development purposes. In most areas, drillhole spacing along strike is approximately at a 50 metre-section. This is generally in filled to 25 metre prior to mining. Hole spacing along each section averages approximately 50 metres, but can be tighter in geologically complex areas.

The existing exploration practices at the Line Creek Mine meet or exceed the accepted standards for drill density as outlined in "Paper 88-21, A Standardized Coal Resource/Reserve Reporting System for Canada" (Geological Survey of Canada). The exploration drilling program is augmented by in-pit drilling and regular in-pit surveys. This occurs once the benches have been established and access is possible. Geological interpretations are generated in section and rationalized to plan. These are also digitized and stored electronically, making updates easy.

Coal sampling is conducted on recovered drill cores or recovered chip samples at 1 meter intervals for exploration drilling. Coal washabilities are performed on 45 gallon drum samples collected from the raw coal piles, trench samples from within the pit and occasionally from larger truck samples. The results are used to determine seam quality parameters and determine the pit recoveries. External commercial labs check the results produced by the mine laboratory.

The geology department maintains a record of the major quality parameters for each seam or seam package. These parameters include such items as "Ro Max", "FSI", raw coal proximate analysis and are used to help determine blending practices for required feed to the preparation plant.

The metallurgical/thermal cutoff determination is estimated utilizing the ASTM Light Transmittance ("LT") test. Raw coals with an LT less than about 90-95 are classified as thermal coals. The plant laboratory does the raw coal analysis (ash, FSI, Sulfur, LT, calorific value). CONSOL conducts the carbonization and petrographic analysis for the train shipments.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 3 OF 8
------------------------------------------------------------------------------------------------


The Line Creek Mine uses computerized modeling and planning software to generate geological models and generate mine plans. Separate geological models have been generated for each of the mining areas within the ten year mine plan.

To validate the models and the model building process, Norwest reconstructed the Horseshoe Ridge model using in house software that utilizes an entirely different technique. The results of calculations of overall coal volumes and total material between the two systems were within 2% indicating very close agreement between the two estimates. Each of the other mining area models were reviewed by examining cross-sections with drill hole information and block model values on the computer. Individual blocks were selected randomly and block values were checked for reasonableness.

Coal recovery assumptions at the Line Creek Mine are based on several factors, including past performance, structural complexities and confidence. Each seam modeled has a unique recovery factor. This approach is very practical and is realistic in Norwest's opinion.

Total coal resources within the geological models that are contained within preliminary or detailed pit designs is greater than 80 million tonnes. Coal required to complete the ten year mine plan is approximately 36 million tonnes. SCAI reports proven reserves in Appendix A of the Notice of Variation of
57.0 million tonnes.

CONCLUSIONS

Based upon its review of the geology and reserves, Norwest is of the opinion that: (i) the integrity of the geological information is sound; (ii) the geological interpretations and data, which form the basis of future reserves are reasonable, (iii) the coal quality program at the Line Creek Mine is appropriate to provide adequate controls for planning and marketing; (iv) the geological models used at Line Creek to develop the ten year mine plan were constructed with a high degree of technical competence; and (v) the coal required for the ten year mine plan is available with sufficient surplus to ensure no short falls in tonnages.

MINE ENGINEERING, MINE PLANS AND SCHEDULES

Norwest completed a review of the Line Creek Mine ten year mine plan which was developed for the period 2003 through 2012. The basic approach to the plan was to maximize coal deliveries while maintaining sustainable stripping ratios over the life of the reserve. The starting point for the plan was based on the actual mining positions recorded at Line Creek Mine on October 1st, 2002. A three month plan to the end of 2002 was completed and the starting point for the 2003 budget and the ten year mine plan was taken as the end-point of this three month plan. In the ten year mine plan the coal production level is based upon a number of factors including the maximum preparation plant capacities of 3.26 million clean metric tonnes ("cmt") per annum for metallurgical production and 0.6 million cmt per annum for thermal coal. Overall mine production is also constrained by production capacity of the major mining equipment, specifically the capacity of the mine haul truck fleet.

There are a number of factors that control the development of the pit sequence for long range plans. The overriding criteria that guided this process were the raw coal blending constraints and the levelling of the long term stripping ratio. Other factors that also controlled the sequencing of the pits included the time requirements for permitting of future mining areas, ensuring proper mine access and dump development as well as maintaining flexibility in the placement of the major loading equipment to ensure adequate operating space and alternate mining areas.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 4 OF 8
------------------------------------------------------------------------------------------------


The production schedule that has been developed for the ten year period is provided in the following table.

         LINE CREEK LONG RANGE MINE PLAN PRODUCTION SCHEDULE (MILLIONS)

---------------------------------------------------------------------------------------------------------------------------
          YEAR               2003       2004       2005       2006       2007       2008       2009       2010       2011
---------------------------------------------------------------------------------------------------------------------------
WASTE (BCM)                 39.51      39.08      39.51      39.99      40.82      39.93      38.51      38.57      38.48
---------------------------------------------------------------------------------------------------------------------------
THERMAL (RMT)                0.50       0.52       0.59       0.60       0.51       0.51       0.43       0.53       0.61
MET (RMT)                    4.56       4.66       4.75       4.80       4.95       5.00       5.04       4.99       4.99
TOTAL (RMT)                  5.06       5.18       5.34       5.40       5.47       5.51       5.47       5.52       5.60
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
THERMAL (CMT)                0.37       0.41       0.46       0.47       0.40       0.40       0.34       0.42       0.48
MET (CMT)                    2.89       3.02       3.07       3.10       3.20       3.23       3.26       3.23       3.23
TOTAL (CMT)                  3.26       3.42       3.53       3.58       3.61       3.64       3.60       3.64       3.71
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
RAW RATIO                    7.81       7.54       7.40       7.40       7.46       7.24       7.04       6.98       6.86
CLEAN RATIO                 12.13      11.41      11.18      11.18      11.31      10.98      10.71      10.59      10.38
---------------------------------------------------------------------------------------------------------------------------

-------------------------  --------
          YEAR               2012
-------------------------
WASTE (BCM)                 35.68
-------------------------
THERMAL (RMT)                0.45
MET (RMT)                    5.00
TOTAL (RMT)                  5.45
-------------------------
-------------------------
THERMAL (CMT)                0.35
MET (CMT)                    3.24
TOTAL (CMT)                  3.59
-------------------------
-------------------------
RAW RATIO                    6.55
CLEAN RATIO                  9.94
-------------------------

Note: 2003 reported does not include raw coal hauled to inventory.

As indicated in the above table, the metallurgical clean coal production increases gradually through 2009 before levelling off, while the total coal production increases through 2011 to 3.71 million cmt per year. Waste production climbs through the year 2007 as coal volumes increase, but thereafter the lower stripping ratios result in reduced waste requirements.

The schedule was generated using a program developed by the Line Creek Mine site personnel. The scheduler incorporates the individual block waste and coal volume data generated from the underlying geological model. This data includes coal volumes on a "by seam" basis, providing a more detailed schedule than could be developed using a bench by bench methodology.

The truck cycle time requirements for coal and waste are also included in the block data, allowing the scheduler to develop a detailed picture of the truck requirements for the scheduled period. The truck cycle times are generated using an in-house program that mimics commercial haulage simulation software. The calculations were reviewed by Norwest to ensure the overall cycle times and associated truck productivities were reasonable. To this end, the reported haulage distances were checked for reasonableness and the speed limits on downhill runs, especially important on the coal hauls, were confirmed to be included. The internal program also has the capability to adjust the loading times to account for the assigned loading machine, thereby ensuring that the fixed times will simulate actual loading conditions. As a final check on the system, the annual truck productivity forecast was reviewed in comparison to the year to date 2002 actual fleet performance.

The major equipment hour requirements of the ten year mine plan were compared with the recent historical availability and productivity data reported by the Line Creek Mine, and were found consistent with the 2002 actual performance. The shovel productivity rates are consistent with those applied in the 2003 budget, but it should be noted that there is a projected increase in the shovel productivities relative to recent historical values. However, it is Norwest's opinion that these increases are justified given the incorporation of four additional haulage units in late 2002 and early 2003. Support equipment hour requirements were assigned as a function of truck operating hours, shovel operating hours, or other historically proven activity based drivers.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 5 OF 8
------------------------------------------------------------------------------------------------


In addition to the used trucks presently being acquired, the ten year mine plan also includes purchase of two additional units. The additional units are necessary to provide the production capacity outlined in the schedule. These are the only equipment additions included in the mine plan. The major equipment requirements are a key component of both capital and operating costs.

CONCLUSIONS

Based upon the review of mine engineering, mine plans and schedules, Norwest is of the opinion that the (i) the pit sequencing is addressed adequately for long range planning purposes; (ii) The projected productivity values in the ten year mine plan are consistent with historical data; and (iii) the mine planning and equipment estimate methodologies employed by the Line Creek Mine are consistent with industry standards and are adequate for planning purposes.

CAPITAL AND OPERATING COST ESTIMATES FOR THE TEN YEAR MINE PLAN

Norwest has reviewed the overall mining costs of Line Creek Mine's ten year mine plan. Norwest estimates that costs will generally be in the $33.00 to $34.00 /cmt range until 2009/10. A lower strip ratio in the last two years should reduce the cost to approximately $30.00/cmt. Norwest believes that these costs are generally higher than mines utilizing larger shovels and trucks under more favorable geological and mining conditions. Since Line Creek Mine's unit cost would place it at the high end of Canadian production costs for export mines, maintaining and improving productivity will be important for the mine to be competitive in the longer term.

Clean coal production is maximized under the ten year mine plan. This has a direct impact on the final unit cost. As is typical for all mines, there is a high fixed cost component. Any shortfall in raw coal production or the plant feed rate would adversely impact the unit cost. If the plant feed rate dropped to 650 feed tonnes/hour instead of the planned 688 tonnes/hour, the cost could increase by $0.75/cmt. Year to date feed rates for October 2002 have averaged 606 feed tonnes/hour (compared to 555 tonnes/hour in 2001), with 678 tonnes/hour being achieved in the month of October 2002. Achieving the planned rate is a key factor in optimizing the plant operating cost.

Since 1999, the mine site cost on a clean basis has increased from $27.99/cmt to $39.48/cmt year to date October 2002. This follows a direct increase in the strip ratio and also an increasing cost on a per bank cubic metre ("bcm") of earth moved basis for labour, maintenance and energy. Although waste removal productivity has also been increasing, it has not been enough to offset the strip ratio and absolute cost increase.

Major cost components in the pit, such as diesel fuel, explosives, and labour rates correlate with past experience and potential increases expected in 2003. Maintenance costs depend on the component change-out schedule, and can therefore vary significantly on a yearly basis. For all equipment hours and maintenance costs, the cost has increased each year since 1999, going from $37.57 per operating hour to $57.66 per operating hour by October 2002. The 2003 budget estimate is $50.69 per operating hour and this lower cost reflects the lower number of component change-outs anticipated in 2003.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 6 OF 8
------------------------------------------------------------------------------------------------


In the preparation plant, commodity cost estimates are consistent with prior period results, with the following exceptions: (i) magnetite and dust suppressant costs are lower than previous years and (ii) kerosene and natural gas costs are higher than previous years. Norwest has determined that the magnetite system has been changed and that as a result lower consumption will result. Dust suppressant cost projections are also reduced over prior period results as the Line Creek Mine will use a different product in the future. Natural gas prices were estimated by Luscar and are projected to be 20% higher than prior period results. Kerosene cost assumptions were the same as in previous periods but the rate of consumption is projected to increase. In general the administration costs for the ten year plan were consistent with the past results.

In respect of mining costs in the long range mine plan, the waste cost in 2003 is budgeted at $1.49/bcm. This increases to $1.55/bcm in 2004 and averages about $1.57/bcm through 2010. The cost drops to $1.48/bcm in 2011 and $1.44/bcm in 2012. The increase in 2004 is due to a 25% increase in bulk explosives costs. Maintenance costs are also higher in 2004. The drop in unit cost in 2011 and 2012 is on account of maintenance supplies. The equipment and maintenance workforce varies with the material moved. Labour costs vary between $0.78/bcm and $0.82/bcm during the ten year mine plan period and are consistent with $0.78/bcm in the 2003 budget.

In respect of preparation plant costs in the long range mine plan, by 2005, the unit cost drops to $6.40/cmt from $6.62/cmt previously, as the clean coal production increases to the 3.5 to 3.6 million tonnes per year range. The cost again increases in 2008 and 2009 due to proposed major repairs to the cable belt conveyor in these years.

In respect of capital expenditures, except for the two used Caterpillar 789 haul truck additions in 2006 and 2007, there are no truck replacements identified in the ten year mine plan. This is in line with the maintenance philosophy of utilizing major rebuilds to maximize truck life and minimize replacement capital. Hence operating costs for trucks and cable shovels would typically be higher than mines which follow a replacement policy at an economic life ranging from 60,000 to 72,000 hours (7 to 10 years) for trucks and 100,000 to 140,000 hours for cable shovels.

Front end loaders, backhoes, dozers and graders are replaced in the ten year mine plan. For these equipment fleets, economic replacements with new or factory rebuilt units is typically practiced by most mines, and the Line Creek Mine also follows this practice. The ten year mine plan includes significant development capital expenditures of $4.5 million in 2004 and $13.8 million in 2007 and 2008 for new pits.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 7 OF 8
------------------------------------------------------------------------------------------------


Average operating and capital expenditures for the two five year periods of the ten year mine plan are provided in the following table:

       LINE CREEK TEN YEAR PLAN -- AVERAGE COSTS AND CAPITAL EXPENDITURES

-------------------------------------------------------------------------------------------------------------
                                                          PERIOD 2003 - 2007              PERIOD 2008 - 2012
FIVE YEAR AVERAGE OPERATING COSTS                        $/CLEAN METRIC TONNE            $/CLEAN METRIC TONNE
-------------------------------------------------------------------------------------------------------------
Waste Removal                                                    $17.82                          $15.57
-------------------------------------------------------------------------------------------------------------
Coal Recovery                                                      1.61                            1.91
-------------------------------------------------------------------------------------------------------------
Support Services                                                   2.32                            2.29
-------------------------------------------------------------------------------------------------------------
Reclamation                                                        0.08                            0.07
-------------------------------------------------------------------------------------------------------------
Coal Preparation                                                   6.46                            6.45
-------------------------------------------------------------------------------------------------------------
General Site                                                       1.87                            1.79
-------------------------------------------------------------------------------------------------------------
Administration                                                     3.99                            3.82
-------------------------------------------------------------------------------------------------------------
G&A                                                                0.30                            0.28
-------------------------------------------------------------------------------------------------------------
Continuous Improvement Savings                                    (0.68)                          (0.64)
-------------------------------------------------------------------------------------------------------------
ANNUAL AVERAGE TOTAL COST $/T                                    $33.75                          $31.55
-------------------------------------------------------------------------------------------------------------
ANNUAL AVERAGE CAPITAL EXPENDITURE $M                           $10.885                          $6.823
-------------------------------------------------------------------------------------------------------------

CONCLUSIONS

Based upon the review of operating and capital cost estimates for the ten year mine plan, Norwest is of the opinion that (i) the overall mine site costs reflect the mining situation going forward when compared to costs that have been achieved in the past or achievable based on reasonable productivity improvements; and (ii) such costs are based on a component change-out and maintenance schedule which is reasonable.

RISKS

Norwest believes that Luscar has presented a realistic and achievable ten year mine plan and associated cost estimates. However, it should be noted that some uncertainties are inherent in any forward looking estimates for the cost of coal production. The primary risks are in the following areas:

    (i) Geological Risk. Actual mining conditions may differ materially from those anticipated following exploration and development drilling programs and the associated geological interpretation. This can lead to variances in raw coal feed quality and/or variances in strip ratio and the resulting cost of mining. The Line Creek Mine is planning to mitigate some of these risks by increasing the drilling density in areas of near term development.

    (ii) Commodity Risk. The mine operations consume significant quantities of explosives, diesel fuel, natural gas, electric power and other consumables. The cost estimates for these items are based on long term experience but it must be recognized that these can fluctuate significantly with varying market conditions.

   (iii) Labour Conditions. The mine operates in a relatively stable labour market in an area of historical mine production. The availability of qualified operators and maintenance personnel is a key concern for all the area mines and can be influenced by new mine developments in the Fort McMurray area and elsewhere in western Canada. Managing labour cost and productivity will be an ongoing concern for all of the southeast British Columbia coal producers.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 8 OF 8
------------------------------------------------------------------------------------------------


    (iv) Implementation. The mine plans and cost estimates presented by the Line Creek Mine are considered achievable and realistic. Meeting the plan and budget objectives will require the retention of the capable management team in place or substitution with personnel of equivalent skills and experience. Norwest believes that this is one of the most important factors in the Line Creek Mine's ability to achieve the plan objectives.

SUMMARY CONCLUSIONS

In summary, it is Norwest's opinion that:

    (i) the ten year mine plan has been prepared in accordance with industry standards and is suitable for the intended purposes;

    (ii) the calculation of the geological reserves intended for mining in the plan period has been completed to acceptable professional standards and there are sufficient reserves to achieve the production objectives; and

   (iii) the capital and operating cost estimates have been completed on a sound basis and represent a realistic projection of future costs.

On Behalf of NORWEST CORPORATION


(Signed) Howard Lutley   (Signed) Craig Acott   (Signed) Brian McEwen      (Signed) Ken Shinya
Howard Lutley, P. Eng.   Craig Acott, P. Eng.   Brian McEwen, P. Geol      Ken Shinya, MBA
President                VP Surface Mining      Manager, Minerals          Senior Economist
                                                Projects

Document 3: Letter of Transmittal

THIS AMENDED LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE ENHANCED OFFER BY SHERRITT COAL ACQUISITION INC. FOR ALL OUTSTANDING COMMON SHARES OF FORDING INC.

THE INSTRUCTIONS ACCOMPANYING THIS AMENDED LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS AMENDED LETTER OF TRANSMITTAL AND ELECTION FORM IS COMPLETED.

                                    AMENDED
                    LETTER OF TRANSMITTAL AND ELECTION FORM

                                      FOR
                            DEPOSIT OF COMMON SHARES
                                       OF

                                  FORDING INC.

--------------------------------------------------------------------

    THE ENHANCED OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO
        TIME) ON JANUARY 6, 2003, UNLESS WITHDRAWN, EXTENDED OR VARIED.
--------------------------------------------------------------------------------

THE DEPOSITARY, THE U.S. FORWARDING AGENT, ANY OF THE DEALER MANAGERS (SEE BACK
    COVER PAGE FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER
     FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS AMENDED LETTER OF
                         TRANSMITTAL AND ELECTION FORM.

    This Amended Letter of Transmittal and Election Form (the "Letter of Transmittal and Election Form"), or a manually executed facsimile thereof, in each case properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (the "Shares") of Fording Inc. ("Fording") deposited pursuant to the offer dated October 25, 2002, as varied and restated by a notice of variation and the accompanying amended and restated offer (the "Offer") and take-over bid circular dated December 16, 2002 (collectively, the "Enhanced Offer") made by Sherritt Coal Acquisition Inc. (the "Offeror"). Shareholders whose share certificate(s) are not immediately available or who cannot deliver their share certificate(s) and all other required documents to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time may deposit those Shares in accordance with the guaranteed delivery procedures described in Section 3 of the Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery".

    The terms and conditions of the Enhanced Offer are incorporated by reference in this Letter of Transmittal and Election Form. Capitalized terms used and not defined in this Letter of Transmittal and Election Form which are defined in the Enhanced Offer shall have the respective meanings set out in the Enhanced Offer.

TO:      SHERRITT COAL ACQUISITION INC.
AND TO:  CIBC MELLON TRUST COMPANY (THE "DEPOSITARY")
OR TO:   MELLON INVESTOR SERVICES, LLC (THE "U.S. FORWARDING AGENT")

    The undersigned acknowledges that deposits of Shares under the Enhanced Offer will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada and the United States in which the acceptance of the Enhanced Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that it is not acting for the account or benefit of a person from any such jurisdiction and is not in, or delivering this Letter of Transmittal and Election Form from, any such jurisdiction.

    The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Enhanced Offer and this Letter of Transmittal and Election Form, receipt of which are hereby acknowledged, the Shares listed below, represented by the enclosed certificate(s) for Shares listed below, pursuant to the letter of transmittal and election procedures set forth in
Section 3 of the Enhanced Offer, "Manner of Acceptance -- Letter of Transmittal and Election Form" and the Instructions below.

-------------------------------------------------------------------------------------------------------
                                                                         NUMBER OF
                                                    SHARE CERTIFICATE      SHARES
    NAME(S) AND ADDRESS(ES) OF SHAREHOLDER(S)            NUMBER        REPRESENTED BY     NUMBER OF
                  (PLEASE PRINT)                     (IF AVAILABLE)     CERTIFICATE    SHARES DEPOSITED
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                           TOTAL
                                                                       --------------------------------

          (IF SPACE IS INSUFFICIENT ATTACH A LIST IN THE ABOVE FORM.)

ELECTION ALTERNATIVES FOR SHAREHOLDERS

    YOU MAY ELECT TO ALLOCATE YOUR SHARES AS FOLLOWS: (1) ALL YOUR SHARES TO THE CASH OPTION OR (2) ALL YOUR SHARES TO THE EXCHANGE RIGHT OPTION OR (3) SOME OF YOUR SHARES TO THE CASH OPTION AND THE REMAINDER OF YOUR SHARES TO THE EXCHANGE RIGHT OPTION PURSUANT TO THE COMBINATION OPTION. SHAREHOLDERS WISHING TO ENSURE THAT THEY WILL RECEIVE BOTH CASH AND EXCHANGE RIGHTS MUST ALLOCATE THEIR SHARES TO THE COMBINATION OPTION. EACH OF THESE OPTIONS IS SUBJECT TO PRORATION.

    Under the Enhanced Offer, the undersigned hereby elects to receive the following consideration for the deposited Shares represented by the above share certificate(s):

ONLY ONE OF THE FOLLOWING OPTIONS MAY BE SELECTED. Please place an "X" in one of the boxes below and fill in the blanks as required.

----------------------------------------------------------------------------------
THE CASH OPTION
/ /                   The undersigned hereby deposits all of its Shares identified in the box on page 2 in exchange for cash in the amount of
                      $35.00 for each Share deposited by the undersigned in
                      accordance with this Letter of Transmittal and Election
                      Form.
                      The undersigned acknowledges that there is an aggregate
                      maximum amount of cash available to Shareholders under the
                      Enhanced Offer. The undersigned further acknowledges that if there is insufficient cash available to satisfy this
                      election, the undersigned will receive the remainder of its consideration in the form of the Exchange Right Option.
----------------------------------------------------------------------------------
                                        OR
----------------------------------------------------------------------------------
THE EXCHANGE RIGHT OPTION
/ /                   The undersigned hereby deposits all of its Shares identified in the box on page 2 in exchange for one Exchange Right for each Share deposited by the undersigned in accordance with this Letter of Transmittal and Election Form.
                      The undersigned acknowledges that Exchange Rights will not be given in exchange for more than the Maximum Exchange
                      Right Amount. The undersigned further acknowledges that if there are insufficient Exchange Rights available to satisfy this election, the undersigned will receive the remainder of its consideration in the form of the Cash Option.
----------------------------------------------------------------------------------
                                        OR
----------------------------------------------------------------------------------
THE COMBINATION OPTION

/ /                   The undersigned hereby deposits ----------------* (FILL IN
                      NUMBER) Shares out of the total number of Shares identified in the box on page 2 in exchange for $35.00 per Share
                      (the Cash Option).
                      The undersigned hereby deposits ----------------* (FILL IN
                      NUMBER) Shares out of the total number of Shares identified in the box on page 2 in exchange for one Exchange Right per Share (the Exchange Right Option).
                      The undersigned acknowledges that these elections are subject to proration as described in the boxes for the Cash
                      Option and the Exchange Right Option above.

* Please ensure that the total number of Shares filled in matches the total number of Shares identified in the box on page 2.
----------------------------------------------------------------------------------

    IF THE NUMBER OF SHARES IN RESPECT OF WHICH ELECTIONS ARE MADE IN THE COMBINATION OPTION EXCEEDS THE NUMBER OF SHARES IDENTIFIED ON PAGE 2 AS BEING DEPOSITED, THEN THE ELECTIONS WILL BE SATISFIED IN THE ORDER OF THE EXCHANGE RIGHT OPTION AND THEN THE CASH OPTION, TO THE AGGREGATE MAXIMUM OF SHARES PROPERLY IDENTIFIED AS BEING DEPOSITED ON PAGE 2.

    IF ONE OF THE FOREGOING ELECTIONS IS NOT MADE, OR IS NOT OTHERWISE PROPERLY MADE, THE UNDERSIGNED WILL BE DEEMED TO HAVE ELECTED TO HAVE DEPOSITED ALL SHARES PROPERLY IDENTIFIED AS BEING DEPOSITED ON PAGE 2 IN EXCHANGE FOR THE EXCHANGE RIGHT OPTION.

    NO FRACTIONAL EXCHANGE RIGHTS WILL BE DELIVERED IN EXCHANGE FOR SHARES PURSUANT TO THE ENHANCED OFFER. RATHER, EACH SHAREHOLDER ENTITLED TO A FRACTIONAL EXCHANGE RIGHT WILL RECEIVE A CASH PAYMENT DETERMINED ON THE BASIS OF $35.00 FOR EACH WHOLE EXCHANGE RIGHT.

    THE UNDERSIGNED ACKNOWLEDGES THAT THE CONSIDERATION PAYABLE UNDER THE ENHANCED OFFER AND ACCORDINGLY, THE ELECTION(S) MADE BY THE UNDERSIGNED, ARE SUBJECT TO THE PROVISIONS SET FORTH IN SECTION 1 OF THE ENHANCED OFFER WITH RESPECT TO THE MAXIMUM CASH AMOUNT AND THE MAXIMUM EXCHANGE RIGHT AMOUNT PAYABLE UNDER THE ENHANCED OFFER. THE MAXIMUM CASH AMOUNT AVAILABLE TO SHAREHOLDERS WHO ELECT TO RECEIVE CASH PURSUANT TO THE CASH OPTION OR THE COMBINATION OPTION IS $850 MILLION. THE MAXIMUM EXCHANGE RIGHT AMOUNT MEANS THAT EXCHANGE RIGHTS WILL NOT BE GIVEN IN EXCHANGE FOR MORE THAN 82.5% OF THE OUTSTANDING SHARES (CALCULATED ON A DILUTED BASIS).

    The undersigned acknowledges receipt of the Enhanced Offer, and represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free and clear of all liens, restrictions, charges, encumbrances, claims and equities or rights of others of any nature or kind, and will acquire all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date hereof on or in respect of the Deposited Shares and in accordance with the following:

    IN CONSIDERATION OF THE ENHANCED OFFER AND FOR VALUE RECEIVED, the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after December 16, 2002 (the date of the Enhanced Offer), other than the dividend of $0.15 per Share that has been declared payable on December 16, 2002 (the "December Distribution") to Shareholders of record on November 20, 2002, as well as the right of the undersigned to receive any and all such Distributions. If, notwithstanding such assignment, any Distributions other than the December Distribution are received by or made payable to or to the order of the undersigned, then: (a) in the case of any Distribution that does not exceed the purchase price per Share payable by the Offeror pursuant to the Enhanced Offer, the amount of the Distribution shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Shares and the consideration payable per Share pursuant to the Enhanced Offer will be reduced by the amount of any such Distribution; and
(b) in the case of any Distribution that exceeds the purchase price per Share payable by the Offeror pursuant to the Enhanced Offer, or in the case of any non-cash Distribution, the whole of any such Distribution will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary or the U.S. Forwarding Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Enhanced Offer or deduct from the purchase price payable by the Offeror pursuant to the Enhanced Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

    Shareholders whose share certificate(s) are not immediately available or who cannot deliver their share certificate(s) and all other required documents to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time must deposit those Shares in accordance with the guaranteed delivery procedures set forth in Section 3 of the Enhanced Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery".

    The undersigned irrevocably constitutes and appoints the Depositary, the U.S. Forwarding Agent and each senior officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Enhanced Offer by the Offeror and any Distributions on such Deposited Shares, other than the December Distribution, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned, to: (a) register or record the transfer or cancellation of such Deposited Shares and Distributions, other than the December Distribution, consisting of securities on the appropriate registers maintained by or on behalf of Fording;
(b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), vote, execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, voting instruction forms, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and Distributions, other than the December Distribution, to revoke any such instruments, forms, authorizations or consents given prior to, on or after the date the Offeror takes up and pays for the Deposited Shares, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and Distributions, other than the December Distribution; (c) execute, endorse and negotiate any cheques or other instruments representing any such Distribution, other than the December Distribution, payable to or to the order of, or endorsed in favour of, the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and Distributions, other than the December Distribution.

    NOTWITHSTANDING THE FOREGOING, IF THE UNDERSIGNED WAS A BENEFICIAL OR REGISTERED SHAREHOLDER OF FORDING ON THE RECORD DATE (CURRENTLY NOVEMBER 19,
2002) SET BY FORDING FOR A SPECIAL MEETING OF THE SHAREHOLDERS AND OPTIONHOLDERS OF FORDING WHICH WAS ORIGINALLY SCHEDULED TO BE HELD ON DECEMBER 20, 2002 AND IS, ON THE DATE HEREOF, TO BE HELD ON JANUARY 3, 2003, AND ANY AND ALL ADJOURNMENTS OR FURTHER POSTPONEMENTS THEREOF (THE "SPECIAL MEETING"), THEN THE UNDERSIGNED WILL RETAIN, WITH RESPECT TO THE SPECIAL MEETING, TO THE EXTENT IT HAD SUCH RIGHTS ON THE RECORD DATE FOR THE SPECIAL MEETING, THE RIGHT TO VOTE, TO EXECUTE AND DELIVER (PROVIDED THE SAME IS NOT CONTRARY TO APPLICABLE LAW) ANY INSTRUMENTS OF PROXY OR VOTING INSTRUCTION FORMS, AS APPLICABLE, IN RESPECT OF THE DEPOSITED SHARES, TO REVOKE ANY SUCH INSTRUMENTS OF PROXY OR VOTING INSTRUCTION FORMS, AS APPLICABLE, GIVEN PRIOR TO, ON OR AFTER THE DATE THE OFFEROR TAKES UP AND PAYS FOR THE DEPOSITED SHARES, AND TO DESIGNATE IN ANY SUCH INSTRUMENTS OF PROXY OR VOTING INSTRUCTION FORMS, ANY PERSON OR PERSONS, WHICH PERSON OR PERSONS MAY INCLUDE, WITHOUT LIMITATION, THE OFFEROR AND/OR A REPRESENTATIVE OF THE OFFEROR, AS THE PROXYHOLDER OF THE UNDERSIGNED IN RESPECT OF SUCH DEPOSITED SHARES.

    Except as provided above in respect of the Special Meeting, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions, other than the December Distribution. Except as provided above in respect of the Special Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions, other than the December Distribution, by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Enhanced Offer.

    Except as provided above in respect of the Special Meeting, the undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Enhanced Offer, or any securities distributed on such Deposited Shares, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributed securities, or otherwise act with respect thereto. Except as provided above in respect of the Special Meeting, the undersigned agrees further to execute and deliver to the Offeror, provided such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, voting instruction forms, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or Distributions consisting of securities.

    Except as provided above in respect of the Special Meeting, the undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or Distributions consisting of securities.

    The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and Distributions, other than the December Distribution, effectively to the Offeror.

    Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form shall survive and may be exercised during any subsequent death, legal incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal and Election Form shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Enhanced Offer, the deposit of Shares pursuant to this Letter of Transmittal and Election Form is irrevocable.

    The undersigned instructs the Offeror, the Depositary and the U.S. Forwarding Agent, upon the Offeror taking up the Deposited Shares, to deliver in each case by first class mail, postage prepaid, or to hold for pick-up, in accordance with the instructions given below: (a) for Deposited Shares in respect of which cash is payable, a cheque or cheques, payable in Canadian funds, representing the cash to which the undersigned is entitled as payment for such Deposited Shares; and (b) for Deposited Shares in respect of which Exchange Rights are payable, a certificate or certificates representing the Exchange Rights to which the undersigned is entitled as payment for such Deposited Shares. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned to the address indicated below, and if no name, address or delivery instructions are indicated, returned to the registered holder at the address of the registered holder as shown on the register of the holders of Shares obtained from Fording. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

    The undersigned agrees that all questions as to validity, form, illegibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Enhanced Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation of the Offeror, the Depositary or the U.S. Forwarding Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

NOTE: PLEASE CAREFULLY REVIEW THE INSTRUCTIONS AND RULES BEGINNING ON PAGE 10 BEFORE COMPLETING THE FOLLOWING INFORMATION.

---------------------------------------------

                                     BOX A
                           (See Instructions 3 and 4)

  ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR EXCHANGE RIGHTS IN THE NAME OF (please print or type):

  ____________________________________________________________________________
                                     (Name)

   __________________________________________________________________________
                          (Street Address and Number)

   __________________________________________________________________________
                          (City and Province or State)

   __________________________________________________________________________
                        (Country and Postal (Zip) Code)

   __________________________________________________________________________
                         (Telephone -- Business Hours)

   __________________________________________________________________________
        (Tax Identification, Social Insurance or Social Security Number)

-----------------------------------------------------------------
-----------------------------------------------------------------

                                     BOX B
                           (See Instructions 3 and 4)

  SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR EXCHANGE RIGHTS (UNLESS BOX C IS CHECKED) TO (please print or type):

  / / Same address as Box A or to:

  ____________________________________________________________________________

                                     (Name)

   __________________________________________________________________________

                          (Street Address and Number)

   __________________________________________________________________________

                          (City and Province or State)

   __________________________________________________________________________

                        (Country and Postal (Zip) Code)

-----------------------------------------------------

---------------------------------------------------------

                                     BOX C

  / / HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR EXCHANGE RIGHTS FOR PICK UP
---------------------------------------------
---------------------------------------------

                                     BOX D

  / / Check here if U.S. Residents/Citizens and complete Box G

---------------------------------------------

Signature guaranteed by
(if required under Instruction 4):            Dated:
                                                      -------------------------------------------

----------------------------------------------------------   ----------------------------------------------------------
                   Authorized Signature                                Signature of Shareholder or Authorized
                                                                        Representative -- see Instruction 5
----------------------------------------------------------   ----------------------------------------------------------
         Name of Guarantor (please print or type)                    Name of Shareholder (please print or type)
----------------------------------------------------------   ----------------------------------------------------------
              Address (please print or type)                      Name of Authorized Representative, if applicable
                                                                               (please print or type)

--------------------------------------------------------------------------------

                                     BOX E
                              (See Instruction 2)

  / / CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO AN AMENDED NOTICE
      OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (Please print or type):

  Name of Registered Shareholder: ____________________________________________

  Date of Guaranteed Delivery: _______________________________________________

  Name of Institution which Guaranteed Delivery: _____________________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     BOX F
                              (See Instruction 7)
                      FOR HOLDERS RESIDENT IN CANADA ONLY

    INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE ENHANCED OFFER THE OWNER SIGNING ABOVE REPRESENTS THAT THE MEMBER OF THE SOLICITING DEALER
                                     GROUP
                  WHO SOLICITED AND OBTAINED THIS DEPOSIT IS:

--------------------------------------------    --------------------------------------------
                   (Firm)                      (Telephone Number)                 (Fax Number)

---------------------------------------------  -----------------------------------------------
         (Registered Representative)                              (Address)

  / / CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                            BOX G

                      TO BE COMPLETED BY ALL UNITED STATES SHAREHOLDERS
----------------------------------------------------------------------------------------------
          SUBSTITUTE            Part I: -- Please provide the                TIN:
           FORM W-9             Taxpayer Identification Number      Social Security Number
                                ("TIN") of the person             or Employer Identification
                                submitting this Letter of                   Number
                                Transmittal and Election Form
                                in the box.
                                --------------------------------------------------------------
  DEPARTMENT OF THE TREASURY    Part II: TIN applied for / /
   INTERNAL REVENUE SERVICE
                                --------------------------------------------------------------

                                CERTIFICATION. Under penalties of perjury, I certify that:
                                (1) The number shown on this form is my correct Taxpayer
                                Identification Number (or I am waiting for a number to be
                                    issued to me);
                                (2) I am not subject to backup withholding either because:
                                (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS")
                                    that I am subject to backup withholding as a result of a
                                    failure to report all interest or dividends, or (c) the
     PAYER'S REQUEST FOR            IRS has notified me that I am no longer subject to backup
   TAXPAYER IDENTIFICATION
        NUMBER ("TIN")
      AND CERTIFICATION             withholding; and
                                (3) Any other information provided on this form is true and correct.
                                Signature Date
----------------------------------------------------------------------------------------------
You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.
----------------------------------------------------------------------------------------------

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                       IN PART II OF SUBSTITUTE FORM W-9
--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of the exchange, 30% of all reportable payments made to me thereafter will be withheld until I provide a number.

                        Signature                                                    Date

--------------------------------------------------------------------------------

                             INSTRUCTIONS AND RULES

1.  USE OF LETTER OF TRANSMITTAL AND ELECTION FORM

    (a) This Letter of Transmittal and Election Form, or a manually signed facsimile thereof, in each case properly completed and duly executed in accordance with the instructions set forth below, together with accompanying certificate(s) representing the Deposited Shares and any other documents required by this Letter of Transmittal and Election Form, must be received by the Depositary or the U.S. Forwarding Agent at their respective offices specified on the back cover page, at or prior to the Expiry Time, being 8:00 p.m. (Toronto time) on January 6, 2003 (the "Expiry Time"), unless the Enhanced Offer is withdrawn, extended or varied or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

    (b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Deposited Shares and all other required documents is at the option and risk of the holder and delivery will be deemed effective only when such documents are actually received by the Depositary or the U.S. Forwarding Agent at their respective offices specified below. The Offeror recommends that the necessary documentation be hand delivered to the Depositary or the U.S. Forwarding Agent, at their respective offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that broker, investment dealer, bank, trust company or other nominee for assistance in depositing those Shares.

2.  PROCEDURE FOR GUARANTEED DELIVERY

    If a Shareholder wishes to deposit Shares pursuant to the Enhanced Offer and
(i) the certificate(s) representing such Shares are not immediately available or
(ii) the certificate(s) and all other required documents cannot be provided to the Depositary or the U.S. Forwarding Agent at or prior to the Expiry Time, the Shares may nevertheless be validly deposited by the Shareholder under the Enhanced Offer, provided that all of the following conditions are met:

    (a) the deposit is made by or through an Eligible Institution (as defined below);

    (b) an Amended Notice of Guaranteed Delivery (printed on orange paper) in the form accompanying the Enhanced Offer, or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by an Eligible Institution in the form set forth in the Amended Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its Toronto office as set forth in the Amended Notice of Guaranteed Delivery; and

    (c) the certificate(s) representing the Deposited Shares in proper form for transfer, together with this Letter of Transmittal and Election Form (printed on pink paper) or a manually executed facsimile thereof, in each case properly completed and duly executed, and all other documents required by this Letter of Transmittal and Election Form are received by the Depositary at its Toronto office at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time. Delivery to any office other than the office of the Depositary in Toronto does not constitute delivery for purposes of satisfying guaranteed delivery.

    To be effective, the Notice of Guaranteed Delivery must be delivered by hand, transmitted by facsimile transmission or delivered by mail to the Depositary at its Toronto office specified in the Notice of Guaranteed Delivery no later than the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth in the Notice of Guaranteed Delivery.

    An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of or participating organizations in a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.  SIGNATURES

    (a) This Letter of Transmittal and Election Form must be filled in and signed by the Shareholder accepting the Enhanced Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 5).

    (b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

    (c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s):

        (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

        (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.  GUARANTEE OF SIGNATURES

    If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Deposited Shares, if the cheque(s) and/or certificate(s) to be issued to a person other than such registered owner(s) (see Box A) or if Deposited Shares not purchased are to be returned to a person other than such registered Shareholder or if the cheque(s), certificate(s) or Deposited Shares are to be sent to an address other than the address of the registered owner(s) (see Box B) as shown on the register of Shareholders maintained by or on behalf of Fording, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.  FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

    Where this Letter of Transmittal and Election Form or any certificate or share transfer power of attorney is executed by a person on behalf of or acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by evidence satisfactory to the Offeror, in its sole discretion, of the authority to act. Any of the Offeror, the Depositary or the U.S. Forwarding Agent, in their discretion, may require additional evidence of authority or additional documentation.

6.  PARTIAL TENDERS

    If less than the total number of Shares evidenced by any certificate submitted is to be deposited under the Enhanced Offer, fill in the number of Shares to be deposited in the appropriate box on this Letter of Transmittal and Election Form. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder, as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal and Election Form. Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited. If certificates representing Shares not taken up and paid for are to be returned other than in the name and address of the registered owner(s) as shown on the share register of Fording, please complete Box B.

7.  SOLICITATION

    Identify the investment dealer or broker, if any, who solicited acceptance of the Enhanced Offer by completing Box F on this Letter of Transmittal and Election Form and attach a list of beneficial holders, if applicable.

8.  SUBSTITUTE FORM W-9

    Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box G, and to certify whether such holder is subject to backup withholding of United States federal income tax. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. holder to 30% United States federal income tax withholding on the payment of the purchase price of all Shares purchased from such holder. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should complete the Certificate of Awaiting Taxpayer Identification Number, and sign and date the Substitute Form W-9. If the Certificate of Awaiting Taxpayer Identification Number is completed and the Depositary or the U.S. Forwarding Agent, as applicable, is not provided with a TIN, payment for the purchase price of Shares from a holder who has not provided the information in the Substitute Form W-9 will be withheld by the Depositary for 60 days. After 60 days the Depositary or the U.S. Forwarding Agent, as applicable, will make such payment but will withhold 30% of all payments to such holder until a TIN is provided to the Depositary or U.S. Forwarding Agent, as applicable.

9.  COMMISSIONS AND STOCK TRANSFER TAXES

    No brokerage fees or commissions will be payable if the Enhanced Offer is accepted by depositing Shares directly with the Depositary or the U.S. Forwarding Agent or if the services of a Dealer Manager are used to accept the Enhanced Offer. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares to the Offeror by the registered owner pursuant to the Enhanced Offer. If, however, the certificate(s) for Deposited Shares not deposited or purchased are to be registered in the name of any person other than the registered holder, or if certificate(s) for Deposited Shares are registered in the name of any person other than the person signing this Letter of Transmittal and Election Form, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be payable by the seller which may result in a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

10. MISCELLANEOUS

    (a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Shares, additional certificate numbers and numbers of Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

    (b) If Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

    (c) No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal and Election Form (or a manually executed facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

    (d) The Enhanced Offer and any agreement resulting from the acceptance of the Enhanced Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

    (e) Additional copies of the Enhanced Offer, this Letter of Transmittal and Election Form and the Amended Notice of Guaranteed Delivery may be obtained from the Depositary, the U.S. Forwarding Agent or a Dealer Manager at the addresses listed on the back page hereof.

    (f) By reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, the undersigned and each of you shall be deemed to have required that any contract evidenced by an offer as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la presente lettre d'envoi et formulaire de choix par le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par l'offre, telle qu'elle est acceptee au moyen de cette lettre d'envoi et formulaire de choix, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en anglais.

11. LOST CERTIFICATES

    If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary or the U.S. Forwarding Agent, as applicable. The Depositary or the U.S. Forwarding Agent, as applicable, will advise the holder of the steps to be taken with the registrar and transfer agent for the Shares regarding the requirements for lost or destroyed certificates. Please ensure that you provide your telephone number to the Depositary or the U.S. Forwarding Agent so that they may contact you if required.

                                  DEPOSITARY:
                           CIBC MELLON TRUST COMPANY

                                             BY MAIL
                                         P.O. Box 1036
                                 Adelaide Street Postal Station
                                        Toronto, Ontario
                                            M5C 2K4

                                      BY HAND OR BY COURIER
                                         199 Bay Street
                                       Commerce Court West
                                        Securities Level
                                        Toronto, Ontario
                                            M5L 1G9

                                          BY FACSIMILE
                                         (416) 643-3148
                                   Telephone: (416) 643-5500
                                    Toll Free: 1-800-387-0825
                                E-mail: inquiries@cibcmellon.com

                    HALIFAX                                          MONTREAL
               1660 Hollis Street                             2001 University Street
        Centennial Building, Suite 406                              16th Floor
              Halifax, Nova Scotia                               Montreal, Quebec
                    B3J 1V7                                          H3A 2A6

                    CALGARY                                         VANCOUVER
               600 The Dome Tower                           1066 West Hastings Street
          333-7th Ave. S.W., 6th Floor                              16th Floor
                Calgary, Alberta                           Vancouver, British Columbia
                    T2P 2Z1                                          V6E 3X1

                                     U.S. FORWARDING AGENT:
                                 MELLON INVESTOR SERVICES, LLC

                                      BY HAND OR BY COURIER
                                       120 Broadway Street
                                           13th Floor
                                       New York, New York
                                              10271

                                         DEALER MANAGERS
                                           IN CANADA:

         National Bank Financial Inc.                        BMO Nesbitt Burns Inc.
           Telephone: (416) 869-3707                        Telephone: (416) 359-8137

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE DEPOSITARY, THE
   U.S. FORWARDING AGENT OR THE DEALER MANAGERS AT THEIR RESPECTIVE TELEPHONE
                      NUMBERS AND LOCATIONS SET OUT ABOVE.

Document 4: Notice of Guaranteed Delivery

                      THIS IS NOT A LETTER OF TRANSMITTAL

                                    AMENDED
                         NOTICE OF GUARANTEED DELIVERY

                                      FOR
                            DEPOSIT OF COMMON SHARES
                                       OF

                                  FORDING INC.

     THE ENHANCED OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO
                                     TIME)
            ON JANUARY 6, 2003, UNLESS WITHDRAWN, EXTENDED OR VARIED.

    This Amended Notice of Guaranteed Delivery must be used by holders of common shares (the "Shares") of Fording Inc. ("Fording") who wish to deposit their Shares under the offer dated October 25, 2002, as varied and restated by a notice of variation and the accompanying amended and restated offer (the "Offer") and take-over bid circular dated December 16, 2002 (collectively, the "Enhanced Offer") made by Sherritt Coal Acquisition Inc. (the "Offeror") to purchase Shares of Fording, IF certificate(s) for Shares are not immediately available or time will not permit all required documents to reach the Depositary at or prior to the Expiry Time of the Enhanced Offer (which is 8:00 p.m. (Toronto time) on January 6, 2003). The terms and conditions of the Enhanced Offer are incorporated by reference in this Amended Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Amended Notice of Guaranteed Delivery which are defined in the Enhanced Offer shall have their respective meanings set out in the Enhanced Offer.

    THIS AMENDED NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, MAILED OR TRANSMITTED BY FACSIMILE TO THE OFFICE OF THE DEPOSITARY SET FORTH BELOW. DELIVERY OF THIS AMENDED NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION OF THIS AMENDED NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY.

TO: CIBC MELLON TRUST COMPANY, AS DEPOSITARY

                    BY MAIL                                   BY HAND OR BY COURIER
                P.O. Box 1036                                     199 Bay Street
         Adelaide Street Postal Station                        Commerce Court West
                Toronto, Ontario                                 Securities Level
                    M5C 2K4                                      Toronto, Ontario
                                                                     M5L 1G9

                                          BY FACSIMILE
                                         (416) 643-3148

                                   FOR MORE INFORMATION, CALL:
                                     Telephone: 416-643-5500
                                    Toll Free: 1-800-387-0825

                                      INQUIRIES BY E-MAIL:
                                    inquiries@cibcmellon.com

    THIS AMENDED NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. If a signature on the Amended Letter of Transmittal and Election Form is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Amended Letter of Transmittal and Election Form.

    Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada and the United States in which the acceptance of the Enhanced Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that it is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Amended Notice of Guaranteed Delivery from, such jurisdiction.

    DO NOT SEND CERTIFICATE(S) FOR SHARES WITH THIS AMENDED NOTICE OF GUARANTEED DELIVERY. CERTIFICATE(S) FOR SHARES SHOULD BE SENT WITH YOUR AMENDED LETTER OF TRANSMITTAL AND ELECTION FORM.

    The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Enhanced Offer and the Amended Letter of Transmittal and Election Form, receipt of which are hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedure set forth in
Section 3 of the Enhanced Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery" and Instruction 2 of the Amended Letter of Transmittal and Election Form.

                                                                                    Number of
                                                              Share Certificate       Shares
         Name(s) and Address(es) of Shareholder(s)                 Number         Represented by      Number of
                       (please print)                          (if available)      Certificate     Shares Deposited
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                            TOTAL
                                                                                                   ----------------

          (IF SPACE IS INSUFFICIENT ATTACH A LIST IN THE ABOVE FORM.)

ELECTION ALTERNATIVES FOR SHAREHOLDERS

    YOU MAY ELECT TO ALLOCATE YOUR SHARES AS FOLLOWS: (1) ALL YOUR SHARES TO THE CASH OPTION OR (2) ALL YOUR SHARES TO THE EXCHANGE RIGHT OPTION OR (3) SOME OF YOUR SHARES TO THE CASH OPTION AND THE REMAINDER OF YOUR SHARES TO THE EXCHANGE RIGHT OPTION PURSUANT TO THE COMBINATION OPTION. SHAREHOLDERS WISHING TO ENSURE THAT THEY WILL RECEIVE BOTH CASH AND EXCHANGE RIGHTS MUST ALLOCATE THEIR SHARES TO THE COMBINATION OPTION. EACH OF THESE OPTIONS IS SUBJECT TO PRORATION.

    Under the Enhanced Offer, the undersigned hereby elects to receive the following consideration for the deposited Shares represented by the above share certificate(s):

ONLY ONE OF THE FOLLOWING OPTIONS MAY BE SELECTED. Please place an "X" in one of the boxes below and fill in the blanks as required.

----------------------------------------------------------------------------------
THE CASH OPTION

/ /                   The undersigned hereby deposits all of its Shares identified in the box on page 2 in exchange for cash in the amount of
                      $35.00 for each Share deposited by the undersigned in
                      accordance with this Amended Notice of Guaranteed Delivery.
                      The undersigned acknowledges that there is an aggregate
                      maximum amount of cash available to Shareholders under the
                      Enhanced Offer. The undersigned further acknowledges that if there is insufficient cash available to satisfy this
                      election, the undersigned will receive the remainder of its consideration in the form of the Exchange Right Option.
----------------------------------------------------------------------------------
                                        OR
----------------------------------------------------------------------------------
THE EXCHANGE RIGHT OPTION

/ /                   The undersigned hereby deposits all of its Shares identified in the box on page 2 in exchange for one Exchange Right for each Share deposited by the undersigned in accordance with this Amended Notice of Guaranteed Delivery.
                      The undersigned acknowledges that Exchange Rights will not be given in exchange for more than the Maximum Exchange
                      Right Amount. The undersigned further acknowledges that if there are insufficient Exchange Rights available to satisfy this election, the undersigned will receive the remainder of its consideration in the form of the Cash Option.
----------------------------------------------------------------------------------
                                        OR
----------------------------------------------------------------------------------
THE COMBINATION OPTION

/ / The undersigned hereby deposits * (FILL IN NUMBER) Shares out of the total number of Shares identified in the box on page 2 in exchange for $35.00 per Share (the Cash Option).
                      The undersigned hereby deposits * (FILL IN NUMBER) Shares out of the total number of Shares identified in the box on page 2 in exchange for one Exchange Right per Share
                      (the Exchange Right Option).
                      The undersigned acknowledges that these elections are subject to proration as described in the boxes for the Cash
                      Option and the Exchange Right Option above.

* Please ensure that the total number of Shares filled in matches the total number of Shares identified in the box on page 2.
----------------------------------------------------------------------------------

    IF THE NUMBER OF SHARES IN RESPECT OF WHICH ELECTIONS ARE MADE IN THE COMBINATION OPTION EXCEEDS THE NUMBER OF SHARES IDENTIFIED ON PAGE 2 AS BEING DEPOSITED, THEN THE ELECTIONS WILL BE SATISFIED IN THE ORDER OF THE EXCHANGE RIGHT OPTION AND THEN THE CASH OPTION, TO THE AGGREGATE MAXIMUM OF SHARES PROPERLY IDENTIFIED AS BEING DEPOSITED ON PAGE 2.

    IF ONE OF THE FOREGOING ELECTIONS IS NOT MADE, OR IS NOT OTHERWISE PROPERLY MADE, THE UNDERSIGNED WILL BE DEEMED TO HAVE ELECTED TO HAVE DEPOSITED ALL SHARES PROPERLY IDENTIFIED AS BEING DEPOSITED ON PAGE 2 IN EXCHANGE FOR THE EXCHANGE RIGHT OPTION.

    NO FRACTIONAL EXCHANGE RIGHTS WILL BE DELIVERED IN EXCHANGE FOR SHARES PURSUANT TO THE ENHANCED OFFER. RATHER, EACH SHAREHOLDER ENTITLED TO A FRACTIONAL EXCHANGE RIGHT WILL RECEIVE A CASH PAYMENT DETERMINED ON THE BASIS OF $35.00 FOR EACH WHOLE EXCHANGE RIGHT.

    THE UNDERSIGNED ACKNOWLEDGES THAT THE CONSIDERATION PAYABLE UNDER THE ENHANCED OFFER AND ACCORDINGLY, THE ELECTION(S) MADE BY THE UNDERSIGNED, ARE SUBJECT TO THE PROVISIONS SET FORTH IN SECTION 1 OF THE ENHANCED OFFER WITH RESPECT TO THE MAXIMUM CASH AMOUNT AND THE MAXIMUM EXCHANGE RIGHT AMOUNT PAYABLE UNDER THE ENHANCED OFFER. THE MAXIMUM CASH AMOUNT AVAILABLE TO SHAREHOLDERS WHO ELECT TO RECEIVE CASH PURSUANT TO THE CASH OPTION OR THE COMBINATION OPTION IS $850 MILLION. THE MAXIMUM EXCHANGE RIGHT AMOUNT MEANS THAT EXCHANGE RIGHTS WILL NOT BE GIVEN IN EXCHANGE FOR MORE THAN 82.5% OF THE OUTSTANDING SHARES (CALCULATED ON A DILUTED BASIS).

    ANY ELECTION OR DEEMED ELECTION AS TO THE CONSIDERATION TO BE RECEIVED BY A SHAREHOLDER OF FORDING MADE IN THIS AMENDED NOTICE OF GUARANTEED DELIVERY WILL SUPERSEDE ANY ELECTION MADE BY THAT SHAREHOLDER IN ANY LETTER OF TRANSMITTAL WITH RESPECT TO SUCH SHAREHOLDER'S FORDING SHARES.


(       )
---------------------------------------------        ---------------------------------------------
    Telephone Number during business hours                    Signature(s) of Shareholder

Date: _______________________________________        _____________________________________________
                                                            Please print name of Shareholder

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

    The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees delivery to the Toronto office of the Depositary set forth herein of certificate(s) representing Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Amended Letter of Transmittal and Election Form in the form enclosed herewith or a manually executed facsimile thereof, and all other documents required by the Amended Letter of Transmittal and Election Form, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time (the Expiry Time is 8:00 p.m. (Toronto time) on January 6, 2003, unless the Enhanced Offer is withdrawn, extended or varied).


Dated: _______________________________________       _____________________________________________
                                                                          Firm

                                                     ----------------------------------------------
                                                           Authorized Signatory (please sign)

                                                     ----------------------------------------------
                                                             Name and Title (please print)

                                                     ----------------------------------------------
                                                                        Address

                                                     ----------------------------------------------
                                                             Area Code and Telephone Number

                 DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.
                  SHARE CERTIFICATES SHOULD BE SENT WITH YOUR
                AMENDED LETTER OF TRANSMITTAL AND ELECTION FORM.

                                     PART II
               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)      Exhibit 1:        Sherritt Coal Proxy Circular, dated December 13,
                           2002, Solicitation Of Proxies By And On Behalf Of
                           Sherritt Coal Partnership II, 1546261 Ontario
                           Limited, 1448972 Ontario Limited, Sherritt
                           International Corporation, Ontario Teachers' Pension
                           Plan Board and Sherritt Coal Acquisition Inc.

         Exhibit 2:        Form of Shareholder Proxy

         Exhibit 3:        Form of Optionholder Proxy

         Exhibit 4:        Declaration of Trust of Canadian Coal Trust

(2)      Exhibit 5:        Sherritt International Corporation Annual Information
                           Form dated March 15, 2002

         Exhibit 6: Sherritt International Corporation management information circular dated April 15, 2002 in connection with the May 30, 2002 Annual and Special Meeting of Shareholders, other than the sections entitled "Composition of the Compensation Committee in 2001", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance."

(3) Not applicable.

                                    PART III
                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. UNDERTAKINGS

   a. Sherritt Coal Acquisition Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

   b. Sherritt Coal Acquisition Inc. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. CONSENT TO SERVICE OF PROCESS

   (a) On October 28, 2002, Sherritt Coal Acquisition Inc. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

   (b) Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

                                     PART IV
                                   SIGNATURES

   By signing this Schedule, Sherritt Coal Acquisition Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SHERRITT COAL ACQUISITION INC.

                                       By:    /s/ SAMUEL W. INGRAM, Q.C.
                                          ------------------------------------
                                       Name:  Samuel W. Ingram, Q.C.
                                       Title: Senior Vice President

Dated:  December 16, 2002